Form 10-K, Exhibit 13
period 1999-09-30
FRP PROPERTIES INC
filed 1999-12-22
CIK 844059

Annual Report 1999

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)


                                                                  %
                                             1999      1998     Change

Revenues                                   $82,019    73,974     +10.9
Gross profit                               $19,994    16,493     +21.2
Operating profit                           $12,380     9,625     +28.6
Income before income taxes                 $10,093     7,343     +37.5
Net income                                 $ 6,157     4,480     +37.4

Per common share:
  Basic earnings per share                 $  1.79      1.30     +37.7
  Diluted earnings per share               $  1.78      1.28     +39.1
  Stockholder's equity                     $ 21.53     19.83     + 8.6

1999 CORPORATE HIGHLIGHTS

Revenues - up 10.9% to $82,019,000

Gross profit - up 21.2% to $19,994,000

Net income - up 37.4% to $6,157,000

Diluted earnings per share - up 39.1% to $1.78 per share

Gains on sale of real estate of $3,788,000

$31,000,000 of borrowing capacity is available under the Company's credit agreements at September 30, 1999

Formed Patriot Transportation, Inc to enter into the non-asset based segment of the domestic trucking industry

Approved a Plan of Reorganization and Distribution to separate the transportation and real estate operations during fiscal 2000

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

     Fiscal 1999 will prove to be a milestone in the continued progress and evolution of your Company. Our two primary business groups, Transportation and Real Estate, have coexisted successfully since the formation of the Company in the mid 1980's but have now progressed in size and scope to warrant sharpened strategic focus. Accordingly, your Board approved a Plan of Reorganization and Distribution to formally separate the transportation and real estate operations in the coming year.


Consolidated Results. Revenues for fiscal 1999 were $82,019,000, a 10.9% increase over $73,974,000 in fiscal 1998. Transportation revenues increased 4.7% due to an increase in miles hauled in both Florida Rock and Tank Lines and SunBelt. Real estate revenues excluding property sales increased 17.3% principally as the result of increased royalties, rental income and timber sales. Real estate property sales approximated $3,788,000 in fiscal 1999 versus $426,000 in 1998.

     Gross profit of $19,994,000 increased 21.2% from $16,493,000 in fiscal 1998. The Transportation Group's gross profit for fiscal 1999 decreased 3.6% from last year as result of an increase in operating costs. The Real Estate Group's gross profit excluding gains from property sales was 16.0% above last year principally because of increased timber, royalty and rental income on the Company's real estate projects. Gains from property sales were $3,236,000 compared to $358,000 last year.

     Selling, general and administrative expenses were $7,614,000 as compared to $6,868,000 in 1998. The increase is primarily attributed to non-recurring costs incurred for retirement and severance compensation and higher variable costs related to increased sales.

     Net income increased 37.4% to $6,157,000 from $4,480,000 in fiscal 1998. Diluted earnings per share increased 39.1% to $1.78 from $1.28 last year.

Capital Expenditures.  Capital expenditures in 1999 for the transportation
business totaled $9,344,000 versus $8,368,000 in 1998.   Capital expenditures
for the real estate segment in 1999 approximated $12,010,000 versus $11,504,000 in 1998. Total depreciation and depletion for fiscal 1999 was $10,065,000 versus $9,146,000 in 1998.

     The fiscal 2000 capital expenditure plan for the transportation business approximate $12,868,000 for continued expansion of both the flatbed and tank truck fleets and to maintain the modernized fleet. The capital budget for the real estate segment is $13,855,000. Total depreciation and depletion expense is expected to be approximately $11,063,000.


Financial Management. The Company's $34,000,000 unsecured revolver and term facility has a final maturity of November 2003. At September 30, 1999, $20,000,000 was outstanding leaving a balance of $14,000,000 in availability under the facility. The Company also has $20,000,000 of credit facilities in overnight unsecured demand loans of which $3,000,000 was borrowed and outstanding at the end of fiscal 1999. $18,561,000 of the Company's total debt outstanding is non-recourse long-term fixed rate mortgages secured by real estate projects. At September 30, 1999 the Company had $31,000,000 of available credit and a funded debt to equity rate of 57%.

     The Company is currently evaluating and pursuing additional financing alternatives for each business group and expects to modify the existing credit facilities prior to the effective date of the proposed reorganization.

Annual Meeting. At the Annual Stockholders Meeting on February 3, 1999, the stockholders elected Francis X. Knott, John R. Mabbett III, and James H. Winston as directors to serve a four-year term expiring in the year 2003.

Real Estate Group. Success continued to be achieved toward the twin strategies of developing high-quality, flexible warehouse/office space in carefully selected markets and progressive asset management to enhance the Group's land portfolio.

     The Group maintained development momentum at its Lakeside Business Park, a 134 acre site in Harford County, Maryland north of Baltimore. Two new buildings in this park, 2206 and 2208 Lakeside Boulevard, totaling 132,484 square feet, were successfully leased-up. An additional 96,800 square foot warehouse is slated for completion and marketing during fiscal 2000.

     Continuing pre-development and infrastructure related activities are underway at Hillside Business Park, a 59 acre tract in Anne Arundel County, Maryland near the Baltimore-Washington International Airport. Final build out on this site is anticipated at approximately 600,000 square feet of flexible warehouse/office product.

     An additional 83,100 square feet of build-to-suit office/warehouse space is underway in a separate market segment to the west of Greater Baltimore.

     Combined developed buildings should total slightly over one million square feet of capacity by the end of fiscal 2000. Excluding the build-to-suit the Group had in excess of 812,000 square feet of its rental properties fully leased at September 30, 1999.

     Additionally, the Group achieved final zoning approvals, during first quarter fiscal 2000, to re-zone its 5.8 acre site on the banks of the Anacostia River in Washington, D.C. from industrial to Planned Unit Development(PUD).
This action by the Zoning Commission of the District of Columbia represents the culmination of approximately six years of constant advocacy by the company. The approved re-zoning allows development of a 1.5 million square foot commercial office component together with associated waterfront enhancements. The Group is now exploring options for highest and best use of this site.

Transportation Group. Florida Rock & Tank Lines, Inc. and SunBelt Transport, Inc. continued their growth in both miles and revenue while new strategic initiatives occurred in the Transportation Group this past fiscal year.

     The Group formed a third new venture during the year, Patriot Transportation, Inc. Patriot marks the Group's entry into the non-asset based segment of the domestic trucking industry. In addition to being large and highly fragmented, this segment offers the opportunity of faster revenue growth at significantly lower levels of capital investment. A number of operating synergies should accrue by linking Patriot's freight movements in coordination with the existing operations and facilities of Florida Rock & Tank Lines and SunBelt Transport.

     During the year, the Group added key senior management who have been instrumental in spearheading the development of an administrative infrastructure to support the operational diversity and growth of the Group. In addition, management is focused on identifying and consummating strategic acquisitions alongside a stepped up focus on internal development for the coming year.

     The combination of a major liquid and dry bulk carrier with an existing network of eighteen terminals, a rapidly expanding flatbed company and a non-asset, owner-operator carrier provides the nucleus for a more versatile
strategic focus.   As a result, the Group anticipates an array of expansion,
utilization and efficiency options.

Related Developments and Outlook. Fiscal 2000 is expected to be another year of growth and progress for our businesses. As previously announced, the Board of Directors approved a Plan of Reorganization and Distribution (Plan) at its December, 1999 scheduled meeting. When executed, the Plan will allow separate managements to better focus on its core business and to pursue opportunities for each business segment independently.

     The Plan creates a new company that will include all the assets and operations of the Real Estate Group. The new company will be distributed on a share for share basis in a tax free transaction to existing shareholders at the date of reorganization and will trade on the NASDAQ as a public company. The Transportation Group's assets and operations will remain with the Company and assuming a name change approval at the Annual Meeting on February 2, 2000, the Company will become Patriot Transportation Holding, Inc.



     Management anticipates with enthusiasm and excitement this new chapter in your company's development. We extend sincere appreciation to our hard working and dedicated employees for their crucial roles in helping to enable this new direction.


Respectfully yours,


Edward L. Baker
Chairman



John E. Anderson
President & Chief Executive Officer

Operating Review

Transportation. During fiscal 1999 the Company's Transportation Group operated through two wholly owned subsidiaries, Florida Rock & Tank Lines, Inc., engaged in hauling liquid and dry bulk commodities primarily in tank trucks, and SunBelt Transport, Inc., engaged in flatbed hauling. During the year the Company also formed Patriot Transportation, Inc. that will conduct the Company's entry into owner operator hauling.

  The Group operates from terminals in Jacksonville, Ft. Myers, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Dalton, Macon and Savannah, Georgia; Knoxville and Nashville, Tennessee; and Birmingham, Alabama. The Group also has a central dispatch office in Montgomery, Alabama. During fiscal 1999 the owned and leased fleet increased from 546 to 568 trucks.

  Revenues for miles hauled were up 4.7% due to both continued expansion of flatbed and tank truck hauling.

  Gross profit decreased 3.6% from fiscal 1998 primarily as a result of increased expansion in both SunBelt Transport, Inc. and Florida Rock & Tank Lines, Inc.

  During fiscal 1999, the Group purchased 109 new tractors and 112 new trailers. The fiscal 2000 capital expenditure plan is based on maintaining a modernized tank fleet and also expanding the tank truck and flatbed fleets. The fleet modernization program has resulted in reduced maintenance expenses and improved operating efficiencies.

  For fiscal 2000 the Transportation Group expects a year of growth in its existing business resulting from the continued penetration of targeted market segments. The near term outlook is for increases in the hauling of petroleum, dry bulk and chemical products given modest economic growth. Flatbed hauling is expected to see strong year over year growth during fiscal 2000. The startup of owner operator hauling conducted through Patriot Transportation in the coming year will also make a positive contribution.

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

  Real estate revenues, excluding property sales increased 17.3% over fiscal 1999 as a result of higher timber sales and increased royalties and rental revenue on the Company's real estate projects. The fiscal 1999 real estate revenues, excluding the sale of real estate and timber, were divided approximately 46% from mining and minimum royalties and 54% from rental.

  A brief description of FRP Development Corp.'s projects at September 30, 1999 follows:

  8230 Preston Court, 72,182 square feet of flexible warehouse/office space and 100% leased.

  8240 Preston Court, 90,405 square feet of flexible warehouse/office space and 100% leased.

  810 Oregon Avenue, 113,280 square feet of flexible warehouse/office space and 100% leased.

  812 Oregon Avenue, 82,335 square feet of flexible warehouse/office space and 100% leased.

  Rossville Business Center, a two building complex consisting of 187,517 square feet of flexible warehouse/office space and 100% leased.

  TESSCO Center, a 28,533 square foot suburban office building and 100% leased.

  1502 Quarry Drive, 105,803 square feet of flexible warehouse/office space and 100% leased.

  1504 Quarry Drive, 96,800 square feet of flexible warehouse/office space under construction to be completed during fiscal 2000.

  2206 Lakeside Boulevard, 66,964 square feet of flexible warehouse/office space completed during fiscal 1999 and 100% leased.

  2208 Lakeside Boulevard, 65,520 square feet of flexible warehouse/office space completed during fiscal 1999 and 100% leased.

  6920 Tudsbury Road, 83,100 square feet, built to suit warehouse/office under construction to be completed during fiscal 2000 and 100% pre-leased.

  Lakeside Business Park is a 134 acre site capable of supporting 1,250,000 square feet of warehouse/office space. At September 30, 1999, 96,800 square feet was under construction and expected to be completed during fiscal 2000. Approximately 63 acres remain available for development and capable of supporting 900,000 square feet of new development.

  Hillside Business Park, is a 59 acre site located in Anne Arundel County, Maryland and capable of supporting 600,000 square feet of warehouse/office space.

  The Real Estate Group during fiscal 2000 will continue to focus on buildings under construction and the continued development of the property at Lakeside Business Park. In addition, planning, development and permitting for Hillside Business Park development will continue.

  At September 30, 1999 the Company owns approximately 812,000 square feet of rental properties that were fully leased. The Real Estate Group will continue its asset management functions for the benefit of the Company's land portfolio. These activities will also include but not be limited to the Company's site on the Anacostia River in the District of Columbia. The Company's long-term plan is to gradually build and own a portfolio of successful rental properties.

Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                     1999     1998       1997      1996     1995
Summary of Operations
Revenues          $ 82,019    73,974     68,844    64,403    58,273
Gross profit(a)   $ 19,994    16,493     14,908    14,615    15,132
Operating profit  $ 12,380     9,625      8,977     9,017     9,440
Interest expense  $  2,357     2,300      2,061     2,234     1,933
Income before income taxes
                  $ 10,093     7,343      6,984     6,827     7,591
Provision for income taxes
                  $  3,936     2,863      2,724     2,662     2,961
Net income        $  6,157     4,480      4,260     4,165     4,630
Per Common Share
Basic EPS         $   1.79      1.30       1.22      1.16      1.24
Diluted EPS       $   1.78      1.28       1.21      1.14      1.22
Stockholders' equity
                  $  21.53     19.83      18.53     17.72     16.74

Financial Summary
Current assets    $ 14,161    10,073      8,549     8,003     8,495
Current liabilities
                  $ 13,555     9,479     11,063     9,595     7,117
Working capital (deficit)
                  $    606       594     (2,514)   (1,592)    1,378
Property, plant and
 equipment, net   $115,369   104,970     95,018    90,058    83,319
Total assets      $138,655   123,965    116,582   107,036   101,357
Long-term debt    $ 37,936    33,299     30,647    26,170    25,503
Stockholders' equity
                  $ 72,692    68,755     63,734    61,894    61,622
Other Data
Return on average
 stockholders' equity
                       8.7%      6.7        6.8       6.7       7.6
Return on average capital
 employed              5.2%      4.1        4.2       5.8       6.6
Net cash flow provided from
 operating activities
                   $ 15,032   13,557     13,982    14,681    10,131
Additions to property,
 plant and equipment
                   $ 21,359   19,901     13,746    15,970    15,805
Depreciation, depletion
 and amortization
                   $ 10,065    9,146      8,356     7,667     7,304
Weighted average number
 of shares - basic    3,444    3,452      3,490     3,588     3,742
Weighted average number
 of shares - diluted  3,468    3,496      3,530     3,647     3,798
Number of employees at
 end of year            877      753        721       665       644
Stockholders of record
                        834      850        873       913       939

(a) Fiscal 1999, 1998, 1997, 1996 and 1995 include gains on the sale of real estate of $3,236,000, $358,000, $817,000, $93,000 and $79,000, respectively.


Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                       First           Second           Third           Fourth
                     1999    1998    1999   1998     1999   1998     1999   1998
Revenues           $19,031  17,671  21,016 17,831    19,854 19,002   22,118 19,470
Gross profit       $ 4,393   3,974   5,539  3,776     4,382  4,337    5,680  4,406
Operating profit   $ 2,299   2,458   3,868  2,104     2,470  2,512    3,743  2,551
Income before
  income taxes     $ 1,743   1,894   3,352  1,555     1,874  1,943    3,124  1,951
Net income         $ 1,063   1,155   2,045    949     1,143  1,185    1,906  1,191
Per common share:
  Basic EPS           $.31     .34     .59    .28       .33    .34      .56    .34
  Diluted EPS         $.30     .33     .59    .27       .33    .34      .56    .34
  Market price:
    High            $30.00   38.00   28.88  33.75     26.00  37.25    26.00  33.00
    Low             $19.50   31.37   23.00  30.00     21.25  32.00    21.63  20.50


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

  In fiscal 1999 and 1998, revenues increased 10.9% and 7.5%, respectively. In the Transportation segment revenues and miles hauled were both up 4.7% in 1999 and up 7.5% and 6.9%, respectively, in 1998. The Real Estate segment's revenues, exclusive of real estate sales, increased 17.3% and 12.5% in 1999 and 1998, respectively. The increase in real estate revenues is the result of higher timber sales and increased rental and royalty income.

  The estimated contribution to Transportation revenues by principal markets follows:

                       1999   1998   1997   1996   1995

Petroleum                65%    67     68     68     66
Construction             24%    21     21     20     19
Chemical                  7%     7      6      7     10
Other                     4%     5      5      5      5

   Gross profit for fiscal 1999 increased $3,501,000 and gross margin
increased to 24% from 22%.   The Transportation segment gross profit
decreased $360,000 and gross margin decreased to 14% from 15%.   These
decreases were due to increased costs to attract and retain qualified drivers and increased depreciation expense partially offset by reduced fuel costs. Gross profit for the real estate segment increased $3,861,000 primarily as a result of real estate sales, increased royalty income and increased rental
income.   Gross profit on real estate sales was $3,236,000 in 1999 and
$358,000 in 1998. Gross profit for fiscal 1998 increased $1,585,000 and gross
margin remained stable from the prior year.   The Transportation segment
gross profit increased $969,000 principally as a result of higher miles
hauled. Gross margin remained stable.   In the Real Estate segment, gross
profit increased $616,000 primarily as a result of increased rental income and timber sales partially offset by a decrease in property sales.

   Selling, general and administrative expense increased 10.9% in 1999 and increased 15.8% in 1998. The 1999 increase was attributable to non-recurring retirement and severence and systems upgrades for Year 2000 compliance. The 1998 increase results from non-recurring costs incurred for various projects, business development opportunities related to Transportation, incentive compensation, staffing and consulting related to systems upgrades necessary for Year 2000 compliance.

   Interest expense in 1999 increased 3% or $57,000 from 1998. Interest expense in 1998 increased 12% or $239,000 from 1997. These increases were primarily as a result of an increase in the average debt outstanding and an
increase in the average interest rate.   The 1998 increase was partially
offset by an increase in the amount of interest capitalized.

Year 2000 Conversion. The Company, like most entities relying on automated data processing was faced with the task of modifying systems to become Year 2000 compliant. The Company analyzed its Year 2000 exposure and developed plans for addressing the Year 2000 exposure as well as reengineering selective systems to enhance their functionality.

The Company purchased new software and hardware for its truck dispatching and maintenance system that is represented to be Year 2000 compliant to replace
its existing systems.   The Company completed the installation of this
software during the fourth quarter of 1999.

The Company purchases from an affiliate, Florida Rock Industries, Inc. ("FRI") certain administrative services including automated data processing
("Purchased Services").   FRI is in the process of updating its systems to be
Year 2000 compliant.   The Company has reviewed FRI's plan and is monitoring
the progress of this plan as it relates to the Purchased Services.   FRI has
completed updating the systems used by the Company.

The Company has identified operating equipment which may be effected by Year
2000.   Once the equipment was identified, testing was done to determine if
such equipment is Year 2000 compliant.   When equipment was identified as not
Year 2000 compliant, the equipment was replaced.

Vendors, suppliers and customers that are critical to the Company's
operations were identified.   Questionnaires were sent to these entities to
determine their state of readiness for Year 2000.   The Company identified
alternative vendors and suppliers if any of the current suppliers are not Year 2000 compliant.

The costs associated with the purchase and installation of the truck dispatching and maintenance software and hardware was capitalized and is amortized over the estimated useful life of the software or equipment. Other costs associated such as selection, training and reengineering of the
existing processing are being expensed as incurred.   The expected costs of
the systems was not expected to be material to the financial condition or results of operations of the Company.

The Company feels it has addressed in a timely manner the major issues related to the Year 2000 and any significant disruptive problems in its ability to conduct its business as a result are unlikely. The Company has
contingency plans in place if there is a disruption.   This plan assesses the
risks and possible countermeasures. However, despite efforts and initiatives undertaken by the Company, total assurances can not be given that absolute compliance can be achieved. There can be no guarantees that the computer systems of other entities on which the Company relies will be converted in a timely manner or that their failure to convert, or a conversion that is incompatible with the Company's system, will not have an adverse effect on the Company's business, financial condition and results of operations.

Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):


                              1999         1998         1997

Cash                       $ 2,593          663          429
Total debt                 $41,561       35,432       35,065
Debt as a percent of
  capital employed              34%          32           33
Unused lines of credit     $31,000       37,400       35,500

   During 1999, net cash flows from operating activities were $15,032,000 which along with issuing additional long and short-term debt funded the Company's investing activities of $16,746,000 and the repurchase of common stock. During 1998, net cash flows from operating activities were $13,557,000 which along with exercise of stock options and issuing of debt funded the Company's investing activities of $14,232,000.

  The Company is financially postured to be able to take advantage of external and internal growth opportunities in real estate development and in the motor carrier industry that may occur.

   The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise.

  The Company has a $34,000,000 revolving credit agreement of which $14,000,000 was available at fiscal year end. In addition, it has unsecured short-term lines of credit under which it may borrow up to $20,000,000 of which $3,000,000 was outstanding at September 30, 1999.

  The Company currently expects its fiscal 2000 capital expenditures to be approximately $26,746,000 and depreciation and depletion expense to be $11,063,000. The expenditures are expected to be financed from the cash flow from operating activities and the $14,000,000 unused and available under its revolving credit agreement.

   The Company believes it will be able to renegotiate its present credit facilities or obtain similar replacement credit facilities when necessary in the future.

Spin-off of Real Estate Business.   As discussed in Note 13 to the
Consolidated Financial Statements, the Board of Directors approved spinning off to its shareholders a new company which would include the real estate business, while retaining the transportation business in FRP Properties, Inc.
 It is anticipated that the spin-off would be effective at the end of the Company's second quarter, ending March 31, 2000.

Inflation. Historically, the Company has been able to recover inflationary cost increases through increased freight rates. It is expected that over time justifiable and necessary rate increases will be obtained in the future, although deregulation of intrastate trucking rates has made this more difficult in the past four years. Substantially all of the Company's royalty agreements are based on a percentage of the sales price. Minimum royalties and substantially all lease agreements provide various escalation provisions.

Forward-Looking Statements. Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from
these indicated by such forward-looking statements.   These forward-looking
statements relate to, among other things, capital expenditures, liquidity, capital resources, competition and the Year 2000 and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company
believes," "the Company intends" and similar words or phrases.   The
following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: Year 2000 technology issues; availability and terms of financing; competition; levels of construction activity in FRI's markets; fuel costs; and inflation. Consolidated Statement of Income Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                           1999       1998       1997

Revenues:
  Transportation                        $ 67,048     64,014     59,530
  Real estate                             11,183      9,534      8,477
  Sale of real estate                      3,788        426        837

Total revenues (including revenue from
 related parties of $6,999, $6,256, and
 $6,006)                                  82,019     73,974     68,844

Cost of operations:
  Transportation                          57,396     54,002     50,487
  Real estate                              4,077      3,411      3,429
  Cost of real estate sold                   552         68         20

Gross profit                              19,994     16,493     14,908

Selling, general and administrative expense
 (including expenses paid to related party
  of $1,656, $1,515 and $1,414)            7,614      6,868      5,931

Operating profit                          12,380      9,625      8,977
Interest expense                          (2,357)    (2,300)    (2,061)
Interest income                               46         13         46
Other income, net                             24          5         22

Income before income taxes                10,093      7,343      6,984
Provision for income taxes                 3,936      2,863      2,724

Net income                             $   6,157      4,480      4,260

Earnings per share:
 Basic                                 $    1.79       1.30       1.22
 Diluted                               $    1.78       1.28       1.21


Number of shares used in computing:
 Basic earnings per share                  3,444      3,452      3,490

 Diluted earnings per share                3,468      3,496      3,530

See accompanying notes.

Consolidated Balance Sheet  September 30
(Dollars in thousands)
                                                             1999       1998
Assets
Current assets:
  Cash and cash equivalents                              $  2,593        663
  Accounts receivable, less allowance for doubtful
   accounts of $284 ($272 in 1998) (including
   related party of $399 and $380)                          8,451      6,510
  Inventory of parts and supplies                             503        552
  Prepaid expenses and other                                2,614      2,348
          Total current assets                             14,161     10,073
Other assets:
  Real estate held for investment, at cost                  5,674      5,703
  Goodwill, at cost less amortization of $403
   ($362 in 1998)                                           1,207      1,248
  Other                                                     2,244      1,971
          Total other assets                                9,125      8,922
Property, plant and equipment, at cost:
  Land                                                     56,937     55,284
  Buildings                                                35,971     30,953
  Plant and equipment                                      67,677     62,134
  Construction in progress                                 12,162      9,712
                                                          172,747    158,083
  Less accumulated depreciation and depletion              57,378     53,113
          Net property, plant and equipment               115,369    104,970
                                                         $138,655    123,965
Liabilities and Stockholders' Equity
Current liabilities:
  Short-term note payable to bank                         $ 3,000      1,600
  Accounts payable (including related party of
   $166 and $85)                                            5,565      2,776
  Federal and state income taxes                              499      1,224
  Accrued liabilities:
    Payroll and benefits                                    1,415      1,500
    Taxes                                                     604        412
    Interest                                                  193        176
    Insurance reserves                                      1,654      1,258
  Long-term debt due within one year                          625        533
           Total current liabilities                       13,555      9,479
Long-term debt                                             37,936     33,299
Deferred income taxes                                       8,820      7,656
Accrued insurance reserves                                  4,644      4,129
Other liabilities                                           1,008        647
Commitments and contingent liabilities (Notes 11 and 12)
Stockholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized                               -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,375,817
     shares issued (3,468,225 shares in 1998)                 338        347
  Capital in excess of par value                           15,660     17,871
  Retained earnings                                        56,694     50,537
         Total stockholders' equity                        72,692     68,755
                                                         $138,655    123,965
See accompanying notes.






Consolidated Statement of Cash Flows  Years ended September 30

(Dollars in thousands

Cash flows from operating activities:                1999     1998    1997
  Net income                                       $ 6,157    4,480   4,260
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization       10,065    9,146   8,356
     Net changes in operating assets and liabilities:
       Accounts receivable                          (1,953)    (993)   (250)
       Inventory of parts and supplies                  49      (83)     33
       Prepaid expenses                               (265)    (228)   (261)
     Accounts payable and accrued liabilities        2,659      492     732
     Increase in deferred income taxes               1,089      620   1,181
     Net change in insurance reserves and other
      liabilities                                      876      879     759
     Gain on sale of real estate, plant and
      equipment                                     (3,638)    (778)   (792)
    Other, net                                          (7)      22     (36)

Net cash provided by operating activities           15,032   13,557  13,982

Cash flows from investing activities:
  Purchase of property, plant and equipment        (20,475) (15,323)(13,470)
  Purchase of real estate held for investment         (315)       -       -
  Additions to other assets                           (737)    (451) (4,156)
  Proceeds from the sale of real estate held for
   investment, property, plant and equipment, and
   other assets                                      4,781    1,542   1,118

Net cash used in investing activities              (16,746) (14,232)(16,508)

Cash flows from financing activities:
  Proceeds from long-term debt                       5,000    3,200   4,900
  Net increase (decrease) in short-term debt         1,400   (2,400)    500
  Repayment of long-term debt                         (535)    (432)   (338)
  Exercise of employee stock options                     -      574     879
  Repurchase of Company stock                       (2,221)     (33) (3,299)

Net cash provided by financing activities            3,644      909   2,642

Net increase in cash and cash equivalents            1,930      234     116
Cash and cash equivalents at beginning of year         663      429     313

Cash and cash equivalents at end of year          $  2,593      663     429

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized  $  2,340    2,288   1,997
     Income taxes                                 $  3,459    1,759     898
  Noncash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                                  $    620      767     276
       Other assets                               $      -    3,811       -
       Issuance of debt                           $    264
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents.

See accompanying notes.
Consolidated Statement of Stockholders' Equity  Years ended September 30

(Dollars in thousands)

                                                      Capital in
                                     Common Stock      Excess of     Retained
                                    Shares   Amount    Par Value     Earnings


Balance at October 1, 1996          3,492,186  $349      19,748       41,797


Shares purchased and canceled        (147,951)  (14)     (3,285)          -
Exercise of stock options              95,000     9         870           -
Net income                                   -     -           -       4,260

Balance at September 30, 1997       3,439,235   344      17,333       46,057


Shares purchased and canceled          (1,010)    -         (33)           -
Exercise of stock options              30,000     3         571            -
Net income                                  -     -           -        4,480

Balance at September 30, 1998       3,468,225   347      17,871       50,537
Shares purchased and canceled         (92,408)   (9)     (2,211)           -
Net income                                  -     -           -        6,157

Balance at September 30, 1999       3,375,817  $338      15,660       56,694




See accompanying notes.

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

   RISK INSURANCE - The Company has a $100,000 to $500,000 self-insured retention per occurrence in connection with its workers' compensation, automobile liability, and general liability insurance programs ("Risk Insurance"). The Company accrues monthly the estimated cost in connection with its portion of its Risk Insurance losses. Claims paid by the Company are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.

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

   EARNINGS PER COMMON SHARE - Basic earnings per share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The only difference between basic and diluted shares used for the calculation is the effect of employee stock options.

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

   ENVIRONMENTAL - Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Estimation of such liabilities is extremely complex. Some factors that must be assessed are engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.
     NEW ACCOUNTING REQUIREMENTS - Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 130
"Reporting Comprehensive Income".   SFAS 130 requires that all items
recognized under accounting standards as components of comprehensive earnings be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements.
There are no items that require disclosure.

Effective October 1, 1998, the Company adopted SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits", effective
for fiscal years beginning after December 15, 1997.   SFAS 132 revised
employer disclosures about pension and other postretirement benefit plans.
It does not change the measurement or recognition of those plans.   This
statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures.

2. Transactions with related parties. As of September 30, 1999 seven of the Company's directors were also directors of Florida Rock Industries, Inc. ("FRI"). Such directors own approximately 29% of the stock of FRI and 41% of the stock of the Company. Accordingly, FRI and the Company are considered related parties.

   The Company, through its transportation subsidiaries, hauls construction aggregates for FRI and customers of FRI. It also hauls diesel fuel and other supplies for FRI. Charges for these services are based on prevailing market prices. Other wholly owned subsidiaries lease certain construction aggregates mining and other properties and provide construction management services to FRI.




A summary of revenues derived from FRI follows (in thousands):
                                    1999           1998         1997

Transportation                    $  931            839          883
Real estate                        6,068          5,417        5,123
                                  $6,999          6,256        6,006

     Under an agreement extending until September 30, 2000, FRI furnishes the Company with certain management and related services, including financial, tax, legal, administrative, accounting and computer. Charges for such services were $1,656,000 in 1999, $1,515,000 in 1998 and
$1,414,000 in 1997.   The Company and FRI agreed to amend the agreement
effective October 1, 1999. Under the amended agreement, the Company will assume responsibility for accounting, credit and certain MIS functions.

3. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):

                                        1999       1998
Revolving credit (unsecured)          $20,000     15,000
6.9% to 9.5% mortgage notes payable
  in installments through 2015         18,561     18,832
                                       38,561     33,832
Less portion due within one year          625        533
                                      $37,936     33,299

     The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 1999 is: 2000 - $625,000; 2001 - $677,000; 2002 - $733,000; 2003 - $794,000; 2004-$860,000; 2005 and
subsequent years - $14,872,000.

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

     The revolving credit agreement contains restrictive covenants, including limitations on paying cash dividends. As of September 30, 1999 $14,477,000 of consolidated retained earnings was not restricted as to payment of cash dividends.

     The mortgage notes payable are collateralized by real estate having a carrying value of approximately $21,911,000 at September 30, 1999.

     Certain properties having a carrying value at September 30, 1999 of $1,519,000 were encumbered by industrial revenue bonds which are the liability of FRI. FRI has agreed to pay such debt when due (or sooner if FRI cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.

     The Company also has short-term lines of credit totaling $20,000,000 from three banks. Under these lines the Company can borrow funds for a period from one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates of such borrowings on September 30, 1999 and 1998 were 5.6% and 6.1%, respectively.

     During fiscal 1999, 1998 and 1997 the Company capitalized interest cost of $315,000, $331,000 and $223,000, respectively.

4. Leases. At September 30, 1999, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 42,889
Commercial property                           45,267
Land and other property                       16,050
                                             104,206
Less accumulated depreciation and depletion   23,267
                                            $ 80,939

     The minimum future rentals on noncancelable operating leases as of September 30, 1999 are as follows: 2000 - $5,210,000; 2001 - $4,436,000;
2002 - $3,853,000; 2003 - $3,293,000; 2004 - $3,163,000; 2005 and
subsequent years $10,744,000.

5. Preferred Shareholder Rights Plan. On May 5, 1999, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock.
The dividend was payable on June 2, 1999. Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share (The "Preferred Shares"), at a price of $96 per one one-hundredth of a Preferred Share, subject to adjustment.

In the event that any Person or group of affiliated or associated Persons (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Company's outstanding common stock each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. An Acquiring Person excludes any Person or group of affiliated or associated Persons who were beneficial owners, individually or collectively, of 15% or more of the Company's Common Shares on May 4, 1999.

The rights will initially trade together with the Company's common stock
and will not be exercisable.   However, if an Acquiring Person acquires 15%
or more of the Company's common stock the rights may become exercisable and
trade separately in the absence of future board action.   The Board of
Directors may, at its option, redeem all rights for $.01 per right, at any
time prior to the rights becoming exercisable.   The rights will expire
September 30, 2009 unless earlier redeemed, exchanged or amended by the Board.









6. Stock option plan. The Company has a Stock Option Plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 1999 the number of shares available for issuance is 60,400 shares.

     Option transactions for the fiscal years ended September 30 are summarized as follows:

                       1999                1998                 1997
                            Average            Average             Average
                   Options  Price(1)  Options  Price(1)   Options  Price(1)
Shares under option:
  Beginning of year 120,000  16.31    150,000    15.25      245,000  12.78
  Issued             24,600  24.00          -        -            -      -
  Exercised               -      -    (30,000)   11.00      (95,000)  8.88

  End of year       144,600  17.62    120,000    16.31      150,000  15.25

Options exercisable
 at end of year     109,000            98,000               108,600

(1) Weighted average exercise price

The following table summarizes information concerning stock options outstanding at September 30, 1999:

                          Options           Options        Weighted-Average
   Exercise Price        Outstanding        Exercisable     Remaining Life

       12.25               30,000              30,000           .8 years
       17.25               15,000              12,000          5.2 years
       17.75               75,000              67,000          5.1 years
       24.00               24,600                   -          9.2 years

Remaining non-exercisable options as of September 30, 1999 become exercisable as follows: 2000 - 15,920; 2001 - 4,920; 2002 - 4,920; 2003 -
4,920 and 2004 - 4,920.

     The options expire ten years from the date of grant and become exercisable in cumulative installments of 20% to 33% each year after a one year waiting period from date of grant.

     If compensation cost for stock option grants had been determined based on the Black-Scholes option pricing model value at the grant date for the 1999 awards consistent with the provisions of SFAS No. 123, the Company's 1999 net income, basic and diluted earnings per share would have been
$6,121,000, $1.78 and $1.76, respectively.   The SFAS 123 method has not
been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future
years.   The fair value of options granted was estimated to be $14.40 on the date of grant using the following assumptions; no dividends yield, expected volatility of 54.8%, risk-free interest rates of 4.3% and expected lives of 7 years.

7. Income taxes. The provision for income taxes for fiscal years ended September 30 consists of the following (in thousands):

                              1999       1998            1997
Current:
  Federal                   $2,445         1,914             1,317
  State                        402           329               226
                             2,847         2,243             1,543
Deferred                     1,089           620             1,181
  Total                     $3,936         2,863             2,724


  A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           1999        1998        1997
Amount computed at statutory
  Federal rate                            $3,432     2,497        2,374
State income taxes (net of Federal
  income tax benefit)                        370       277          263
Other, net                                   134        89           87
Provision for income taxes                $3,936     2,863        2,724

   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below:

                                           1999        1998
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment                    $10,241      8,758
 Depletion                                   630        630
 Prepaid expenses                            980        930
  Gross deferred tax liabilities          11,851     10,318
Deferred tax assets:
 Insurance reserves                        2,107      1,798
 Other, net                                  641        505
  Gross deferred tax assets                2,748      2,303
Net deferred tax liability               $ 9,103      8,015

8. Employee benefits. The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plan, an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $458,000 in 1999, $429,000 in 1998, $403,000 in 1997.

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

     The following table sets forth the plan's status reconciled with the accrued postretirement benefit cost included in the Company's consolidated balance sheet at September 30 (in thousands):

                                     1999          1998
Change in benefit obligation
   Balance beginning of year            $ 471          496
   Service cost                            30           32
   Interest cost                           29           30
   Actuarial gain                         (76)         (66)
   Benefits paid                           (5)         (21)
   Balance end of year                  $ 449          471

 Change in plan assets
   Balance beginning of year            $   0            0
   Employer contributions                   5           21
   Benefits paid                           (5)         (21)
   Balance end of year                  $   0            0

Funded status                           $(449)        (471)
Unrecognized net gain                    (136)         (68)
Unrecognized prior service cost             -          (15)

Accrued postretirement benefit costs    $(585)        (554)

Net periodic postretirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):
                                           1999         1998       1997
Service cost of benefits earned during
 the period                               $  30          33          38
Interest cost on APBO                        29          30          32
Net amortization and deferral               (23)        (62)        (59)
Net periodic postretirement benefit
 cost                                     $  36           1          11

  The discount rate used in determining the Net Periodic Postretirement Benefit Cost and the APBO was 7.25%.

9. Business segments.   On September 30, 1999, the Company adopted SFAS No.
131, "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 established standards for reporting information about segments in annual financial statements and requires selected information about segments
in interim financial reports issued to stockholders.   In addition, SFAS 131
established standards for related disclosures about products and services, and geographic areas. Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in accessing performance.

The Company has identified two business segments each of which is managed
separately along product lines.   All the Company's operations are in the
Southeastern and mid-Atlantic states.

The transportation segment hauls liquid and dry commodities by motor carrier. The real estate segment owns real estate of which a substantial portion is under mining royalty agreements or leased. They also hold certain other real estate for investment and are developing commercial and industrial properties.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):
                                           1999           1998      1997
Revenues:
  Transportation                        $ 67,048       64,014      59,530
  Real estate (a)                         14,971        9,960       9,314
                                        $ 82,019       73,974      68,844

Operating profit(b):
  Transportation                        $  3,589        4,371       4,188
  Real estate (a)                         10,177        6,357       5,777
  Corporate expenses                      (1,386)      (1,103)       (988)
  Operating profit                      $ 12,380        9,625       8,977

Capital expenditures:
  Transportation                        $  9,344        8,368       7,497
  Real estate                             12,010       11,504       6,226
  Other                                        5           29          23
                                        $ 21,359       19,901      13,746

Depreciation, depletion and
amortization:
  Transportation                        $  7,398        6,740       6,136
  Real estate                              2,612        2,356       2,173
  Other                                       55           50          47
                                        $ 10,065        9,146       8,356

Identifiable assets at September 30:
  Transportation                        $ 49,816       43,976      42,841
  Real estate                             85,720       78,807      72,806
  Cash items                               2,593          663         429
  Unallocated corporate assets               526          519         506
                                        $138,655      123,965     116,582

(a) Fiscal 1999, 1998 and 1997 includes revenue of $3,788,000, $426,000, and
$837,000 and operating profit of $3,236,000, $358,000 and $817,000, respectively, from the sale of real estate.

(b) Operating profit is earnings before interest expense, other income, interest income and income taxes.

10. Fair values of financial instruments. At September 30, 1999 and 1998, the carrying amount reported in the balance sheet for cash and cash equivalents, short-term notes payable to bank and revolving credit approximate their fair value. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 1999 the carrying amount and fair value of such other long-term debt was $18,562,000 and $18,033,000, respectively. At September 30, 1998 the carrying amount and fair value of such other long-term debt was $18,832,000 and $19,996,000, respectively.

11. Contingent liabilities. Certain of the Company's subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. In the opinion of management, none of these matters are expected to have a materially adverse effect on the Company's consolidated financial statements.

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

12. Commitments. At September 30, 1999, the Company had placed orders and was committed to purchase tractors and trailers costing approximately $7,660,000 and had entered into various contracts to purchase and develop real estate with remaining commitments totaling $2,159,000.

13. Spin-off of Real Estate Business.   On December 1, 1999, the Board of
Directors approved a reorganization of the Company which would result in spinning off to its shareholders a new company which would include the real estate business, while retaining the transportation business in FRP
Properties, Inc.   The Company has obtained a tax ruling from the Internal
Revenue Service which allows the proposed transaction to be tax-free to
shareholders.   It is anticipated that the spin-off will be made effective by
the end of the Company's second quarter, ending March 31, 2000.   For
information concerning the selected information concerning the real estate business, see Note 9.

Independent Auditors' Report

To the Board of Directors and Stockholders
FRP Properties, Inc.

We have audited the accompanying consolidated balance sheets of FRP Properties, Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FRP Properties, Inc. and subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Certified Public Accountants
Jacksonville, Florida
December 3, 1999

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

Francis X. Knott (2)
Chief Executive Officer of
Partners Realty Trust, Inc.

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


Annual Meeting

Shareholders are cordially invited to attend the Annual Stockholders Meeting which will be held at 2 p.m. local time, on Wednesday, February 2, 2000, at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

Transfer Agent

First Union Customer Information Center
Corporate Trust Client Services NC-1153
1525 West W. T. Harris Boulevard - 3C3
Charlotte, NC  28288-1153

Telephone:  1-800-829-8432

General Counsel

Lewis S. Lee, Esquire
Martin, Ade, Birchfield & Mickler L.L.P.
Jacksonville, Florida

Independent Auditors

Deloitte & Touche LLP
Jacksonville, Florida

Common Stock Listed

The Nasdaq Stock Market
(Symbol:  FRPP)

Form 10-K


Stockholders may receive without charge a copy of FRP Properties, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K by writing to the Treasurer at P.O. Box 4667, Jacksonville, Florida 32201.