Form 10-K, Exhibit 13
period 2001-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2001-12-21
CIK 844059

Annual Report 2001

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)

                                                                  %
                                             2001      2000     Change

Revenues                                   $121,258   93,862     +29.2
Gross profit                               $ 21,792   16,239     +34.2
Operating profit                           $  7,878    6,840     +15.2
Income before income taxes                 $  4,506    3,435     +31.2
Net income                                 $  2,703    2,044     +32.2

Per common share:
  Basic earnings                           $    .86      .61     +41.0
  Diluted earnings                         $    .86      .61     +41.0
  Stockholders' equity                     $  23.28    22.06     + 5.5

2001 CORPORATE HIGHLIGHTS

Revenues - up 29.2% to $121,258,000

Gross profit - up 34.2% to $21,792,000

Net income - up 32.2% to $2,703,000

Diluted earnings per share - up 41.0% to $.86 per share

Gains from sale of real estate - $2,886,000

$20,200,000 of borrowing capacity is available under the Company's credit agreements at September 30, 2001

BUSINESS. The Company is engaged in the transportation and real estate businesses. The Company's transportation business is now conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. is a Southeastern transportation company concentrating in the hauling by motor carrier of liquid and dry bulk commodities. SunBelt Transport, Inc. serves the flatbed portion of the trucking industry in the Southeast, Midwest and Mid-Atlantic States, hauling primarily construction materials. Another transportation subsidiary, Patriot Transportation, Inc., hauled a variety of cargo, primarily in the United States, through independent sales agents and owner/operators until it ceased
operations in September 2001.   The Company's real estate group,
through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and
long-term capital appreciation.   The real estate group also owns
real estate which is leased under mining royalty agreements or held for investment.

OBJECTIVES. The Company's dual objectives are to build a major transportation company and a real estate company which provides sound long-term growth, cash generation and asset appreciation.

  Transportation

Internal growth is accomplished by a dedicated, competent and loyal work force, emphasizing superior service to customers in existing markets, developing new transportation services for customers in current market areas as well as expansion into new market areas.

External growth, through the acquisition program, is designed to broaden the Company's geographic market area and delivery services by acquiring related businesses.

 Real Estate

The growth plan is based on the acquisition, management and retention of real estate assets and the development of industrial rental properties to provide long-term positive cash flows and capital appreciation.


To Our Stockholders

	Fiscal year 2001 produced a number of significant impacts on your Company. The year displayed remarkable change, challenge and contrast leading all the way through the tragic, watershed events occurring in New York and elsewhere on September 11.

	Our attention within the transportation group began with attempting to build a solid foundation for the Company's start-up venture, Patriot Transportation, Inc. The subsidiary operated as a third-party, non-asset based enterprise utilizing independent owner-operators and third-party freight agents. Emphasis also continued on satisfactorily implementing an in-house financial management and information systems capability.

	Nevertheless, a weakening national economy and already serious operating challenges to the national trucking industry exerted their own adverse impacts. In spite of initially encouraging top-line growth at the transportation subsidiary, Patriot Transportation, Inc., declining operating margins from continuing high administrative support costs and mushrooming liability insurance costs resulted in an announcement by the Company on August 10, 2001 of the closure of this subsidiary. The Company then began to concentrate its energies within transportation to the continued operation and enhancement of its remaining two wholly owned subsidiaries, Florida Rock & Tank Lines, Inc. and SunBelt Transport, Inc.

	Meanwhile, the real estate group enjoyed continued success toward its core business plan of expanding its portfolio of high quality, income producing, flexible office warehouses. Important progress occurred both in capacity growth and occupancy. Asset management momentum also played a significant role.

	The Company completed fiscal 2001 facing a serious economic recession aggravated by the tragedies of September 11. More insight into developments and progress within the transportation and real estate groups will be provided later in this report.

	Consolidated Results. Consolidated revenues for fiscal 2001 increased 29.2% to $121,258,000. Transportation revenues increased 28.7% to $103,189,000 driven mainly by expansion at Patriot Transportation, Inc. Modest advances in miles hauled and prices were generated by Florida Rock & Tank Lines and SunBelt Transport. Total real estate revenues increased 31.8% from increases in royalties, rents, property sales and development activities. Revenues from the Company's development operations climbed 25.4%. Property sales in fiscal 2001 were $3,978,000 versus $2,260,000 in fiscal 2000.

	Gross profit for fiscal 2001 increased 34.2% to $21,792,000 from $16,239,000 for the previous year. Transportation group gross profit advanced 29.5% while the real estate group experienced an increase in gross profit of 38.6% from Fiscal 2000. Gross profit from development activities increased 25.8%. Gross profit from property sales in fiscal 2001 was $2,886,000 compared to $1,533,000 in fiscal 2000.

	Selling, general and administrative expenses increased 31.0% from $9,399,000 in fiscal 2000 to $12,310,000 for fiscal 2001 and includes $729,000 and $4,208,000, respectively, related to expenses of Patriot Transportation, Inc. prior to its ceasing operations. Patriot Transportation's expenses for 2001 include non-recurring charges of $1,805,000 from asset write offs associated with its closing. Immediately subsequent to the Company's closure of this subsidiary, transportation group administrative support expenses were reduced to track historical levels previously experienced by the two remaining transportation subsidiaries.

	In addition to the $1,805,000 discussed above, the Company recorded a restructuring charge as a result of the closing of Patriot
Transportation, Inc. of $1,604,000 in the fourth quarter. Revenues and losses related to Patriot Transportation, Inc. for the years ended September 30 are as follows:
                                                2001           2000
     Revenues                               $22,623,000    7,689,000
     Operating loss                         $(6,309,000)    (361,000)

	Net income, after a net loss of $3,786,000 from Patriot
Transportation, Inc., increased 32.2% from $2,044,000 in 2000 to
$2,703,000 in fiscal 2001. Diluted earnings per share increased 41.0% to $.86 in fiscal 2001 from $.61 in 2000. Diluted total shares outstanding decreased 5.7% from 3,348,000 in 2000 to 3,158,000 in 2001 as a result of repurchases of the Company's stock.

	Capital Expenditures. Capital expenditures in fiscal 2001 for the Company's transportation group were $5,011,000 compared to $12,091,000 the previous year.  Real estate group capital outlays for 2001 were
$12,920,000 against $9,762,000 in 2000.   Total depreciation and
depletion for 2001 was $11,185,000 compared to $10,898,000 in 2000.

	Fiscal 2002 capital spending plans anticipate $10,799,000 for transportation and $7,994,000 for real estate. The real estate group's spending program channels capital toward more progress in expanding office warehouse development. Transportation spending is targeted toward routine fleet replacement and modernization with modest capacity expansion. However, all capital expenditure programs for transportation and real estate will be closely controlled and governed by the national economic outlook and the Company's operating performance. Total depreciation and depletion in fiscal 2002 is expected to be $11,011,000.

	Credit Facilities.   At September 30, 2001, $21,000,000 was
outstanding under the existing revolver and $7,800,000 was outstanding under unsecured demand notes. The Company and four banks have committed to a term sheet for a new three year $37,000,000 unsecured revolving
loan to replace the existing revolver and short-term lines.   The new
loan is expected to be closed prior to December 31, 2001. The new revolving loan agreement will include a $5,000,000 swing line that may be used for daily borrowings during the three year term.

	On November 19, 2001 the Company closed on additional long-term fixed rate, non-recourse mortgages of $10,200,000. The proceeds of which were used to pay off the unsecured demand notes and the balance invested until it can be used to reduce outstanding borrowings under the existing
unsecured revolver.   In addition to the above, the Company at September
30, 2001, had non-recourse, long-term fixed rate mortgages of $27,074,000 secured primarily by the Company's warehouses/office projects.

	At September 30, 2001 the Company's funded debt to total capitalization was 43.3%.

	Real Estate Group. Fiscal 2001 was another year of solid progress in real estate. The group advanced its core development business by completing two additional flexible office warehouses at its Lakeside Business Park, a 134-acre development adjacent to Interstate 95 north of Baltimore in Harford County. 2203 Lakeside Boulevard, 99,100 square feet, was completed and placed in service slightly before mid-year. It is 100% leased. 1506 Quarry Drive, 95,200 square feet, was also placed in service close to the same time. This project is now 50% leased. A new project at Lakeside, 2202 Lakeside Boulevard, 130,200 square feet, is slated for completion very early in calendar 2002. It is 67% pre-leased.

	The real estate group is in final stages of site grading at its Hillside Business Park, a 59-acre property in Anne Arundel County, Maryland near the Baltimore-Washington International Airport. Hillside is projected for total build-out of approximately 575,000 square feet.

	Permitting and preliminary horizontal development preparations remain underway at the group's Commonwealth Avenue site on the western edge of Jacksonville, Florida. This 50-acre, rail-served site will be planned for roughly 500,000 square feet of eventual build-out. The property is located close to Jacksonville's western beltway, Interstate-295.

	The real estate group's total developed buildings portfolio at September 30, 2001 stood at approximately 1.3 million square feet with combined occupancy at 94%. Build-out at Lakeside, Hillside and Commonwealth will increase the total portfolio to in excess of 3.0 million square feet.

	Asset management activities continued to play a major role in the real estate group's efforts. Construction began on a new bulkhead for the group's 5.8-acre site along the Anacostia River in the District of Columbia. This property was successfully re-zoned from industrial to Planned Unit Development ("PUD") very early in fiscal 2000. The new zoning allows development of up to 1.5 million square feet of commercial office space. The bulkhead construction, a $4.0 million enhancement to the site, is about 70% complete and will prevent shoreline erosion and facilitate foundation stability for future vertical construction. Formal application has been filed with the District's Zoning Commission for a two-year extension of the original PUD zoning approval. Meanwhile, the site remains occupied and satisfactorily leased to an industrial tenant while marketing activities continue toward eventual development.

	In addition to the Anacostia River property, other long-term asset management efforts continued in support of the group's diverse raw land portfolio from northern Virginia to south Florida.

	The real estate group completed a full and productive year by successfully implementing its in-house electronic information software system. The new system allows the group to employ a real estate tailored software system for improved information and administrative management efficiencies together with advantages in planning and control.

	Transportation Group. The Company's transportation business continued to encounter an operating environment that became increasingly more adverse. Though diesel fuel costs began to abate somewhat, tight labor markets aggravated driver turnover and associated costs. Availability and pricing for liability insurance grew constantly to become extremely serious. The global reinsurance markets had already been suffering from inadequate pricing and investment yields, and these markets grew steadily harder. Premium levels began to escalate at dramatic rates as coverages (when available) were renewed. Then the tragedies of September 11 added their own mega-disruptions, with corresponding premium and coverage implications that remain severe.

	The two wholly-owned asset-based subsidiaries, Florida Rock & Tank Lines and SunBelt Transport, had been making important progress even as operating challenges continued to build. These companies had already installed fuel price surcharges to counter diesel price inflation. As operating expenses came under added pressure from driver turnover, unmanned tractors and insurance premium costs, these subsidiaries accelerated efforts to raise their permanent freight rates. Operating cost impacts from liability insurance and group health expenses are not going to soften in the foreseeable future. Continued aggressive policies to raise permanent freight rates have therefore become a very serious and intentional fact of life for these two companies.

	The Company intends to actively support additional future progress for both Florida Rock & Tank Lines and SunBelt Transport.

	The transportation group had been seriously handicapped by chronic information software system challenges. In order to reverse these software hurdles, the group began implementation of a new system. The new software system was successfully completed and implemented on-time on-budget during the third quarter of the fiscal year. The group anticipates the new system will effectively address deficiencies from the previous software configuration.

	Outlook. Real estate momentum still appears favorable and should produce further progress unless dampened by pressures from the current recession. The transportation group will continue its focus on raising permanent freight rates to offset insurance cost impacts while pushing for economies from maximum equipment utilization.

	Certainly these are unusually challenging times to successfully operate and grow businesses. Your Company intends to continue searching for growth opportunities while it navigates through an uncertain economy. As we work toward satisfactory progress, we are again reminded of the support and loyalty of our co-workers and shareholders, and we take this opportunity to express our sincerest appreciation.


Respectfully yours,


Edward L. Baker
Chairman


John E. Anderson
President & Chief Executive Officer




Operating Review

Transportation. During fiscal 2001 the Company's transportation group operated through three wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. is engaged in hauling liquid and dry bulk commodities in tank trucks. SunBelt Transport, Inc. is engaged primarily in hauling building and construction materials on flatbed trailers. In September 2001, the Company closed the operations of Patriot Transportation, Inc. which was engaged in hauling a variety of cargo through third-party independent freight agents and owner/operators.

  The tank trucks operate from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Dalton, Macon and Savannah, Georgia; Knoxville, Tennessee; and Birmingham, Alabama. SunBelt's flatbed fleet is based in Jacksonville and Tampa, Florida; Atlanta and Savannah, Georgia; Salisbury, North Carolina; and South Pittsburg, Tennessee and operates primarily in the Southeastern, Midwestern and Mid-Atlantic states.

  Revenues and miles hauled excluding the closed operations were up 11.2% and 4.7%, respectively, in 2001 as a result of expansion of
flatbed and tank truck hauling and modest price increases.    This
also increased gross profit 29.5% from fiscal 2000 despite the losses of the closed operations.

   During fiscal 2001, the transportation group purchased 53 new tractors and 16 new trailers. The fiscal 2002 capital expenditure plan is based on maintaining a modernized tank and flatbed fleet. The fleet modernization program has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

  Transportation labor, fuel and now risk insurance pressures are
expected to remain key factors.   More comprehensive fuel price
surcharges are now in place at Florida Rock & Tank Lines and SunBelt
Transport.   Assertive steps are underway at both carriers to boost
permanent freight rates.   The transportation group has
substantially completed its new information systems specific to its core businesses.

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

  Real estate revenues, excluding property sales, increased 23% over fiscal 2000 as a result increased royalties and rental revenue on the Company's real estate projects. The fiscal 2001 real estate revenues, excluding the sale of real estate, were divided approximately 39% from mining and minimum royalties and 61% from rental revenues.

  Brief descriptions of FRP Development Corp.'s projects in the Baltimore, Maryland area at September 30, 2001 are as follows:

  8230 Preston Court, 72,391 square feet of flexible warehouse/office space and 100% leased.

  8240 Preston Court, 90,405 square feet of flexible warehouse/office space and 67% leased.

  810 Oregon Avenue, 113,280 square feet of flexible warehouse/office space and 100% leased.

  812 Oregon Avenue, 82,335 square feet of flexible warehouse/office space and 100% leased.

  Rossville Business Center, a two building complex consisting of 189,212 square feet of flexible warehouse/office space and 100% leased.

  34 Loveton Center, a 29,437 square foot suburban office building and 100% leased.

  1502 Quarry Drive, 110,875 square feet of flexible warehouse/office space and 100% leased.

  1504 Quarry Drive, 96,800 square feet of flexible warehouse/office space and 100% leased.

  1506 Quarry Drive, 93,340 square feet of flexible warehouse/office space completed during fiscal 2001 and 50% leased.

  2206 Lakeside Boulevard, 66,964 square feet of flexible warehouse/office space and 100% leased.

  2208 Lakeside Boulevard, 65,520 square feet of flexible warehouse/office space and 100% leased.

  6920 Tudsbury Road, 83,100 square feet, of warehouse/office and 100% leased.

  8620 Dorsey Run Road, 84,600 square feet, warehouse/office and
100% leased.

  2203 Lakeside Boulevard, 99,100 square feet of flexible warehouse/office space completed in fiscal 2001 and 100% leased.

  2202 Lakeside Boulevard, 130,200 square feet of flexible warehouse/office space currently under construction and 67% pre-leased.


  Lakeside Business Park is a 134 acre site capable of supporting 1,160,000 square feet of warehouse/office space. At September 30, 2001, 130,200 square feet was under construction and expected to be completed during fiscal 2002. Approximately 31 acres remain available for development and are capable of supporting 485,000 square feet of new development.

  Hillside Business Park, is a 59 acre site located in Anne Arundel County, Maryland and capable of supporting 575,000 square feet of warehouse/office space.

  The Company owns a 50-acre, rail-served site on Commonwealth
Avenue in Jacksonville, Florida near the western beltway of
Interstate-295 capable of supporting roughly 500,000 square feet of
eventual build-out.   Current efforts include permitting and
preliminary horizontal development work.

  The real estate group during fiscal 2002 will continue to focus on buildings under construction and the continued development of the property at Lakeside and Hillside Business Parks near Baltimore and the Commonwealth site in Jacksonville.

  At September 30, 2001, the Company owned approximately 1,300,000 square feet of developed building capacity that was 94% leased. The real estate group will continue its asset management functions for the benefit of the Company's land portfolio. These activities will also include but not be limited to the Company's site on the Anacostia River in the District of Columbia. The Company's long-term plan is to gradually build and own a portfolio of successful rental properties.



Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                     2001     2000       1999      1998     1997
Summary of Operations
Revenues(a)       $121,258    93,862     82,019    73,974    68,844
Gross profit(b)   $ 21,792    16,239     19,994    16,493    14,908
Operating profit  $  7,878     6,840     12,380     9,625     8,977
Interest expense  $  3,394     3,438      2,357     2,300     2,061
Income before income taxes
                  $  4,506     3,435     10,093     7,343     6,984
Provision for income taxes
                  $  1,803     1,391      3,936     2,863     2,724
Net income        $  2,703     2,044      6,157     4,480     4,260
Per Common Share:
Basic EPS         $    .86       .61       1.79      1.30      1.22
Diluted EPS       $    .86       .61       1.78      1.28      1.21
Stockholders' equity
                  $  23.28     22.06      21.53     19.83     18.53

Financial Summary
Current assets    $ 16,248    15,089     14,161    10,073     8,549
Current liabilities
                  $ 16,728    17,498     13,555     9,479    11,063
Working capital (deficit)
                  $   (480)   (2,409)       606       594    (2,514)
Property, plant and
 equipment, net   $131,170   124,026    115,369   104,970    95,018
Total assets      $152,759   148,011    138,655   123,965   116,582
Long-term debt    $ 47,097    42,015     37,936    33,299    30,647
Stockholders' equity
                  $ 73,112    73,813     72,692    68,755    63,734
Other Data
Return on average
 Stockholders' equity
                       3.7%      2.8        8.7       6.7       6.8
Return on average capital
 employed              2.0%      1.6        5.2       4.1       4.2
Net cash flow provided from
 operating activities
                   $  9,635    9,566     15,032    13,557    13,982
Additions to property,
 plant and equipment
                   $ 18,428   21,861     21,359    19,901    13,746
Depreciation, depletion
 and amortization
                   $ 11,471   11,144     10,065     9,146     8,356
Weighted average number
 of shares - basic    3,157    3,334      3,444     3,452     3,490
Weighted average number
 of shares - diluted  3,158    3,348      3,468     3,496     3,530
Number of employees at
 end of year            850      829        877       753       721
Stockholders of record
                        788      801        834       850       873

(a) Fiscal 2001 and 2000 include revenues of $22,623,000 and $7,689,000 and operating losses of $6,309,000 and $361,000, respectively attributed to Patriot Transportation, Inc. which shutdown operations in September, 2001.

(b) Fiscal 2001, 2000, 1999, 1998 and 1997 include gains on the sale of real estate of $2,886,000,$1,533,000, $3,236,000,
     $358,000 and $817,000, respectively.

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                       First           Second           Third           Fourth
                     2001    2000    2001   2000     2001   2000     2001   2000
Revenues           $30,700 20,150  31,392 21,566    31,652 24,258   27,514 7,888
Gross profit       $ 7,008  3,607   5,552  3,819     5,238  4,685    3,994 4,128
Operating profit   $ 4,466  1,645   2,112  1,655     2,775  2,351   (1,475)1,189
Income before
  income taxes     $ 3,548    902   1,250    818     1,929  1,418   (2,221)  297
Net income         $ 2,129    550     750    499     1,157    865   (1,333)  130
Per common share:
  Basic EPS           $.66    .16     .24    .15       .37    .26     (.42)  .04
  Diluted EPS         $.66    .16     .24    .15       .37    .26     (.42)  .04
  Market price:
    High            $17.19  25.00   22.00  26.88     21.00  23.50    20.00 20.00
    Low             $14.63  20.00   15.00  16.38     15.00  17.19    15.50 15.50

Included in income before taxes in the fourth quarter of 2001 are restructuring and other one-time charges of $3,435,000 resulting from the decision to terminate the operations of the third-party agent owner-operator subsidiary, Patriot Transportation, Inc.


                        Management Analysis

Operating Results. The Company's operations are influenced by a number of external and internal factors. External factors include levels of economic and industrial activity in the United States and the Southeast, petroleum product usage in the Southeast which is driven in part by tourism and commercial aviation, fuel costs, driver availability and cost, construction activity, Florida Rock Industries, Inc.'s sales from the Company's mining properties, interest rates and demand for commercial warehouse space in the Baltimore/Washington area. Internal factors include revenue mix, capacity utilization, safety records, other operating factors, administrative costs, and construction costs of new projects.

  In fiscal 2001 and 2000, revenues increased 29.2% and 14.4%, respectively. In the transportation segment revenues and miles hauled were up 28.7% and 22.0%, respectively, in 2001 and were up 19.5% and 15.1%, respectively, in 2000. The Company's closed subsidiary, Patriot Transportation, Inc., accounted for 64.8% and 80.4% of the increase in revenues and miles hauled, respectively, for fiscal 2001 and 58.7% and 71.1% of the increase in revenues and miles hauled,
respectively, for fiscal 2000.   The balance of the growth in miles
hauled came mainly from the Company's tank line operations which also
benefited from modest price increases.   The real estate segment's
revenues, exclusive of real estate sales, increased 22.4% and 2.4% in 2001 and 2000, respectively.

  The estimated contribution to transportation revenues by principal markets follows:

                       2001   2000   1999   1998   1997

Petroleum                53%    60     65     67     68
Construction             20%    22     24     21     21
Chemical                  5%     6      7      7      6
Other                    22%    12      4      5      5

   Consolidated gross profit for fiscal 2001 increased $5,553,000 and
the gross profit margin increased to 18.0% from 17.3%.   The
transportation segment's gross profit increased $2,330,000 and the gross margin increased to 9.9% from 9.8% in fiscal 2000. The increase in gross profit for the transportation segment in fiscal 2001 was primarily attributable to the increase in miles hauled, improved margins due to price increases and improved fuel surcharges in the tank line business partially offset by increased losses in the now
closed third-party subsidiary.   Gross profit in the real estate
segment increased $3,224,000 over last year due to property sales, increased royalties from mining properties and additional rental
income from newly developed and existing properties.   Gross profit on
real estate sales was $2,886,000 as compared to $1,533,000 in 2000.

	   Gross profit for fiscal 2000 decreased $3,755,000 from fiscal 1999
and gross margin decreased to 17% from 24%.   The transportation
segment's gross profit decreased $1,760,000 and gross margin decreased
to 10% from 14%.   These decreases were primarily attributable to
higher fuel costs, a tight labor market for drivers resulting in increased costs to hire and retain personnel, unanticipated health claims, higher depreciation expense resulting from an expanded and upgraded tractor fleet and start up costs associated with
owner/operator business.   Gross profit for the real estate segment
decreased $1,955,000 primarily as a result of lower real estate and timber sales in 2000 partially offset by increased rental income.
Gross profit on real estate sales was $1,533,000 as compared to $3,236,000 in 1999.

   Selling, general and administrative expense increased 31.0% in 2001 and increased 23.4% in 2000. The 2001 increase was primarily due to administrative support costs associated with the third-party agent/owner-operator transportation subsidiary prior to its ceasing operations and non-recurring charges of $1,805,000 due primarily to asset write-offs associated with its closing. The 2000 increase was due to additional staffing for the owner/operator business, professional fees associated with the proposed spin-off of the real estate business, increased bad debt expense and other legal expenses.

	   Fiscal year 2001 also included non-recurring charges of $1,604,000 related to the closed subsidiary (See note 3 of Notes to the Consolidated Financial Statements).

   Interest expense in 2001 decreased 1.3% or $44,000 from 2000 as a result of an increase in the average debt outstanding offset by lower average interest rates. Interest expense in 2000 increased 45.9% or $1,081,000 from 1999 due to higher outstanding balances and higher average interest rate.

	   Income tax expense increased $412,000 for fiscal 2001 as a result
of increased income before income taxes.   Income tax expense is 40%
of income before income tax expense for 2001 and 40.5% for 2000.

Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):


                              2001         2000         1999

Cash                       $   440          633        2,593
Total debt                 $55,874       48,411       41,561
Debt as a percent of
  capital employed              41%          37           34
Unused lines of credit     $20,200       23,400       31,000

   During 2001, net cash flow from operating activities was $9,635,000 which along with issuing additional long and short-term debt funded the Company's investing activities of $13,887,000 and the repurchase of common stock of $3,404,000.

   During 2000, net cash flow from operating activities were $9,566,000 which along with issuing additional long and short-term debt funded the Company's investing activities of $17,453,000 and the repurchase of common stock of $1,468,000.

   Management believes that the Company is financially postured to be able to take advantage of external and internal growth opportunities in real estate development and in the motor carrier industry that may occur.

   The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as
opportunities may arise.   During fiscal 2001, the company repurchased
206,285 shares for approximately $3,404,000. Currently the Company has approximately $3,140,000 available under this authorization.

  The Company has a $34,000,000 revolving credit agreement of which $13,000,000 was available at fiscal year end. In addition, it has unsecured short-term lines of credit of $15,000,000 of which $7,800,000 was outstanding at September 30, 2001. The Company has obtained a commitment for a $37,000,000 revolving credit agreement to replace the existing revolving line of credit and the short-term
lines.   The new credit agreement is expected to be finalized before
December 31, 2001.   See Note 4 to the consolidated financial
statements.

  The Company currently expects its fiscal 2002 capital expenditures to be approximately $18,793,000 and depreciation and depletion expense to be $11,011,000. The expenditures are expected to be financed from the cash flow from operating activities, financing of new real estate projects, and the funds available under its revolving credit agreement.

Inflation. Historically, the Company has been able to recover inflationary cost increases in the transportation group through increased freight rates. It is expected that over time justifiable and necessary rate increases will be obtained in the future. Substantially all of the Company's royalty agreements are based on a percentage of the sales price. Minimum royalties and substantially all lease agreements provide various escalation provisions.

Forward-Looking Statements. Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially
from these indicated by such forward-looking statements.    These
forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends" and similar
words or phrases.   The following factors and other discussed in the
Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: driver availability and cost; availability and terms of financing; freight demand; risk insurance markets; competition; general economic conditions; demand for flexible warehouse/office facilities; restructuring charges; interest rates; levels of construction activity in FRI's markets; fuel costs; and inflation. However, this list is not a complete statement of all potential risks
or uncertainties.   These forward-looking statements are made as of
the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's other filings made from time to time with the Securities and Exchange Commission.



Consolidated Statements of Income  Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                           2001       2000       1999

Revenues:
  Transportation                        $103,189     80,152     67,048
  Real estate                             14,091     11,450     11,183
  Sale of real estate                      3,978      2,260      3,788

Total revenues (including revenue from
 related parties of $10,693, $7,178 and
 $6,999)                                 121,258     93,862     82,019

Cost of operations:
  Transportation                          92,968     72,260     57,396
  Real estate                              5,406      4,636      4,077
  Cost of real estate sold                 1,092        727        552

Gross profit                              21,792     16,239     19,994

Selling, general and administrative expense
 (including expenses paid to related party
  of $527, $582 and $1,656)               12,310      9,399      7,614
Non-recurring charges related to closed
  subsidiary                               1,604          -          -

Operating profit                           7,878      6,840     12,380
Interest expense                          (3,394)    (3,438)    (2,357)
Interest income                               22         24         46
Other income, net                              -          9         24

Income before income taxes                 4,506      3,435     10,093
Provision for income taxes                 1,803      1,391      3,936

Net income                              $  2,703      2,044      6,157

Earnings per share:
 Basic                                 $     .86        .61       1.79
 Diluted                               $     .86        .61       1.78


Number of shares used in computing:
 Basic earnings per share                  3,157      3,334      3,444

 Diluted earnings per share                3,158      3,348      3,468

See accompanying notes.



Consolidated Balance Sheets  September 30
(Dollars in thousands)
                                                            2001        2000
Assets
Current assets:
  Cash and cash equivalents                              $    440        633
  Accounts receivable (including related
   party of $276 and $233), less allowance
   for doubtful
   accounts of $1,160 ($869 in 2000)                        8,477     10,770
  Income taxes receivable                                   1,002          -
  Inventory of parts and supplies                             570        650
  Prepaid expenses and other                                4,568      3,036
  Assets held for sale                                      1,191          -
          Total current assets                             16,248     15,089
Other assets:
  Real estate held for investment, at cost                  1,260      5,216
  Goodwill, at cost less amortization of $483
   ($443 in 2000)                                           1,127      1,167
  Other                                                     2,954      2,513
          Total other assets                                5,341      8,896
Property, plant and equipment, at cost:
  Land                                                     65,622     60,886
  Buildings                                                50,984     44,213
  Plant and equipment                                      67,144     70,161
  Construction in progress                                 13,507      9,323
                                                          197,257    184,583
  Less accumulated depreciation and depletion              66,087     60,557
          Net property, plant and equipment               131,170    124,026
                                                         $152,759    148,011
Liabilities and Stockholders' Equity
Current liabilities:
  Short-term note payable to bank                         $ 7,800      5,600
  Accounts payable (including related party of
   $114 and $569)                                           3,627      5,572
  Federal and state income taxes                                -      1,162
  Accrued liabilities:
    Payroll and benefits                                    2,115      1,670
    Taxes                                                     299      1,040
    Interest                                                   67        154
    Insurance reserves                                      1,843      1,504
  Long-term debt due within one year                          977        796
           Total current liabilities                       16,728     17,498
Long-term debt                                             47,097     42,015
Deferred income taxes                                       9,280      8,628
Accrued insurance reserves                                  5,268      4,884
Other liabilities                                           1,274      1,173
Commitments and contingencies (Notes 12 and 13)
Stockholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized                               -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,140,066
     shares issued and outstanding
     (3,346,351 shares in 2000)                               314        335
  Capital in excess of par value                           11,357     14,740
  Retained earnings                                        61,441     58,738
         Total stockholders' equity                        73,112     73,813
                                                         $152,759    148,011
See accompanying notes.


	Consolidated Statements of Cash Flows Years ended September 30 (Dollars in thousands)

Cash flows from operating activities:                2001     2000     1999
  Net income                                     $  2,703     2,044   6,157
  Adjustments to reconcile net income to
   net cash provided by operating activities:
Depreciation, depletion and amortization           11,471    11,144  10,065
Non-cash portion of restructuring charge              968         -       -
Net changes in operating assets and liabilities:
  Accounts receivable                               2,293    (2,319) (1,941)
  Income tax receivables                           (1,002)        -       -
  Inventory of parts and supplies                      80      (147)     49
  Prepaid expenses                                 (1,815)     (423)   (265)
  Accounts payable and accrued liabilities         (2,915)    1,219   2,659
  Deferred income taxes                               332      (238)  1,089
  Net change in insurance reserves and other
    liabilities                                       485       405     876
  Gain on sale of real estate, plant and
    equipment                                      (3,008)   (2,220) (3,638)
  Other, net                                           34       101     (19)

Net cash provided by operating activities           9,626     9,566  15,032

Cash flows from investing activities:
  Purchase of property, plant and equipment       (18,428)  (21,041)(20,475)
  Purchase of real estate held for investment         (10)        -    (315)
  Additions to other assets                          (734)     (777)   (737)
  Proceeds from the sale of real estate held for
   investment, property, plant and equipment, and
   other assets                                     5,294     4,365   4,781

Net cash used in investing activities             (13,878)  (17,453)(16,746)

Cash flows from financing activities:
  Proceeds from long-term debt                      6,140     5,000   5,000
  Net increase in short-term debt                   2,200     2,600   1,400
  Repayment of long-term debt                        (877)     (750)   (535)
  Exercise of employee stock options                    -       545       -
  Repurchase of Company stock                      (3,404)   (1,468) (2,221)

Net cash provided by financing activities           4,059     5,927   3,644

Net increase(decrease)in cash and cash equivalents   (193)   (1,960)  1,930
Cash and cash equivalents at beginning of year        633     2,593     663

Cash and cash equivalents at end of year         $    440       633   2,593

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized $  3,480     3,477   2,340
     Income taxes                                $  3,399       920   3,496
  Non cash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                                 $      -       820     620
       Issuance of debt                          $      -         -     264


See accompanying notes.


Consolidated Statements of Stockholders' Equity  Years ended September 30

(Dollars in thousands)

                                                      Capital in
                                     Common Stock      Excess of     Retained
                                     Shares   Amount    Par Value    Earnings



Balance at October 1, 1998          3,468,225  $347      17,871       50,537
Shares purchased and canceled         (92,408)   (9)     (2,211)           -
Net income                                  -     -           -        6,157

Balance at September 30, 1999       3,375,817   338      15,660       56,694
 Shares purchased and canceled        (69,466)   (7)     (1,461)           -
Exercise of stock options              40,000     4         541            -
Net income                                  -     -           -        2,044
Balance at September 30, 2000       3,346,351   335      14,740       58,738

Shares purchased and canceled        (206,285)  (21)     (3,383)           -
Net income                                  -     -           -        2,703

Balance at September 30, 2001       3,140,066   314      11,357       61,441

See accompanying notes.

Notes to Consolidated Financial Statements

1. Accounting policies. CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated in consolidation.

   CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents.

  INVENTORY - Inventory of parts and supplies is valued at the lower of cost (first-in, first-out) or market.

  REVENUE AND EXPENSE RECOGNITION - Transportation revenue is recognized when shipment is complete and transportation expenses are recognized as incurred.

   Real estate rental revenue and mining royalties are generally recognized when due under the leases. The straight-line method is used to recognize rental revenues under leases which provide for varying rents over their term.

   Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled its obligations, which are typically as of the closing date.

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

   EARNINGS PER COMMON SHARE - Basic earnings per share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The only difference between basic and diluted shares used for the calculation is the effect of employee and director stock options.

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

   NEW ACCOUNTING REQUIREMENTS - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities",
effective for fiscal years beginning after June 15, 1999.   In June 1999,
the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date SFAS No. 133" which deferred the effective date to fiscal years beginning after June 15, 2000. SFAS 133 requires companies to record derivatives on the balance sheet as
assets and liabilities, measured at fair value.   Gains or losses resulting
from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether it qualifies for hedge
accounting.   The Company adopted this statement effective October 1, 2000, with no impact on the consolidated financial statements.

   In June 2001, the FASB issued two statements, Statement No. 141, "Business Combinations" (SFAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) that amend APB Opinion No. 16, "Business
Combinations," and supercede APB Opinion No. 17, "Intangible Assets".   The
two statements modify the method of accounting for business combinations entered into after June 30, 2001 and addresses the accounting for intangible assets.

   The Company is required to adopt SFAS 142 effective October 1, 2002 but
is permitted to early adopt on October 1, 2001.   The Company is reviewing
the statement to determine the effect on the Company and whether to early adopt. Upon adoption, the Company will no longer be required to amortize goodwill but will be required to annually evaluate goodwill for impairment. As of September 30, 2001, the Company had goodwill net of amortization of
$1,127,000 that will be subject to the statement.   Goodwill amortization
for 2001, 2000, and 1999, was $40,000, $40,000 and $40,000, respectively.

   In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations with the retirement of tangible long-lived assets
and the associated asset retirement costs.   The standard applies to legal
obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if
a reasonable estimate of fair value can be made.   The fair value of the
liability is added to the carrying amount of the associated asset and this
additional carrying amount is depreciated over the life of the asset.   The
liability is accreted at the end of each period through charges to operating
expenses.   If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of Statement
143 for the quarter ending December 31, 2002.   To accomplish this, the
Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on
the date of adoption.   The determination of fair value is complex and will
require the Company to gather market information and develop cash flow
models.   Additionally, the Company will be required to develop processes to
track and monitor these obligations.   Because of the effort necessary to
comply with the adoption of SFAS 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

   In August 2001, the FASB issued Statement No. 144, "Accounting for the
Impairment or Disposal of Long-Lived Assets" (SFAS 144).   This statement
supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets
and for Long-Lived Assets to be Disposed of".   SFAS 144 retains the
fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement
of long-lived assets to be disposed of by sale.   SFAS 144 is effective for
fiscal years beginning after December 15, 2001.   The Company has not
completed its evaluation of the impact of this standard on the financial statements.

RECLASSIFICATIONS - Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the presentation adopted in 2001.

2. Transactions with related parties. As of September 30, 2001, five of the Company's directors were also directors of Florida Rock Industries, Inc. ("FRI"). Such directors own approximately 28% of the stock of FRI and 46% of the stock of the Company. Accordingly, FRI and the Company are considered related parties.

   The Company, through its transportation subsidiaries, hauls construction aggregates for FRI and customers of FRI. It also hauls diesel fuel and other supplies for FRI. Charges for these services are based on prevailing market prices. Other wholly owned subsidiaries lease certain construction aggregates mining and other properties and provides construction management services to FRI.

A summary of revenues derived from FRI follows (in thousands):
                                    2001           2000         1999

Transportation                   $   950          1,202          931
Real estate                        9,743          5,976        6,068

                                 $10,693          7,178        6,999

   Prior to October 1, 1999, FRI furnished certain management and related services, including financial, tax, legal, administrative, accounting and computer to the Company and its subsidiaries under an agreement which
expired September 30, 1999.   Effective October 1, 1999, the Company and
FRI amended the agreement whereby the Company assumed responsibility for certain accounting, credit and certain computer functions. Charges for services provided by FRI were $527,000 in 2001, $582,000 in 2000, and $1,656,000 in 1999.

   In November 2000, the Company sold two parcels of land to FRI, for
$2,607,000 and recognized a pre-tax gain of $2,034,000.   The transactions
including the purchase price were reviewed and approved on behalf of the Company by a committee of independent directors after obtaining independent appraisals.

3. Non-recurring charges related to closed subsidiary.   In the quarter
ended September 30, 2001, the Company recorded restructuring and other one-time charges of $3,435,000 from continuing operations, resulting from the decision to shutdown its third party agent/owner-operator subsidiary,
Patriot Transportation, Inc. which began an operation in fiscal 2000.   The
shutdown charge was comprised of $2,051,000 for asset write-offs, $968,000 for fixed asset impairments, $285,000 for employee severance and termination benefit costs, $90,000 for remaining lease obligations and $41,000 for additional costs associated with exiting the third party agent/owner-operator business. The $3,435,000 charge was recorded in the Consolidated Statement of Income as cost of operations of $26,000, selling, general and administrative expense of $1,805,000 and restructuring and other charges of $1,604,000.

The remaining actions to complete the exit plan consist primarily of the recovery and sale of approximately 225 trailers which are expected to be completed during the first six months of fiscal year 2002. At September 30, 2001, $1,191,000 was included in assets held for sale representing the estimated net realizable value of the trailers.

At September 30, 2001, $356,000 was included in accounts payable and accrued liabilities, representing the portion of the charges not yet expended.

Revenue and net operating losses related to Patriot Transportation, Inc. for the years ended September 30 are as follows:

                                            2001               2000

Revenue                               $22,623,000            7,689,000

Operating loss                        $(6,309,000)            (361,000)


4. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):

                                        2001       2000
Revolving credit (unsecured)          $21,000     20,000
6.5% to 9.5% mortgage notes payable
  in installments through 2020         27,074     22,811
                                       48,074     42,811
Less portion due within one year          977        796
                                      $47,097     42,015

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2001 is: 2002 - $977,000; 2003 - $1,058,000; 2004 - $1,146,000; 2005-$1,177,000; 2006-$1,276,000; 2007 and
subsequent years - $21,440,000.

The Company has a revolving credit agreement as amended on October 31, 2000 under which it may borrow from three banks up to $34,000,000 on term loans payable 25% on November 15, 2002 and the balance on November 15, 2003. Interest is payable at SunTrust Bank, N.A.'s prime rate until November 15, 2001, and at 1/4 of 1% above such prime rate thereafter. Alternative interest rates based on the London interbank rates ("LIBOR") are available at the Company's option. A commitment fee of 1/4 of 1% is payable on the unused amount of the commitment until November 15, 2001. The revolving credit agreement contains restrictive covenants, including limitations on paying cash dividends. As of September 30, 2001 $2,045,000 of consolidated retained earnings were available for payment of cash dividends or repurchase of common stock.

On November 15, 2001, the Company and three banks signed a third amendment to the revolving credit agreement which extended the commitment
termination date from November 15, 2001 to December 31, 2001.   This allows
the Company to continue to borrow under the $34,000,000 revolver rather than limiting the borrowing to the $21,000,000 balance outstanding at November 15, 2001.

In December 2001, the Company and four banks signed a Summary of
Principle Terms and Conditions of a Credit Facility for a new $37,000,000 revolving loan for a term of three years from closing which is expected to
occur by December 31, 2001.   The new revolver will bear interest at an
initial margin rate of 1.675% over the selected LIBOR or alternatively,
0.75% over the prime rate of SunTrust Bank.   The margin rate may change
quarterly based on the Company's ratio of consolidated adjusted debt to earnings before interest, taxes, depreciation, amortization and rent for
the previous four quarters.   The new revolving credit agreement will
contain restrictive covenants including limitations on paying cash
dividends.   Under these restrictions, as of September 30, 2001, $1,802,000 of consolidated retained earnings would be available for payment of
dividends or repurchase of common stock.   The new revolver will contain a
$5,000,000 swing line which may be used for daily borrowings.   The
interest rate will be at a margin rate over the daily LIBOR rate.   An
annual commitment fee of one-quarter of one percent per annum is payable on the unused amount of the commitment during the term of the loan. The commitment fee may change quarterly based upon the ratio described above.

The mortgage notes payable are collateralized by real estate having a carrying value of approximately $31,925,000 at September 30, 2001.

Certain properties having a carrying value at September 30, 2001 of $1,080,000 were encumbered by industrial revenue bonds that are the liability of FRI. FRI has agreed to pay such debt when due (or sooner if FRI cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.

The Company also has short-term lines of credit totaling $15,000,000 from two banks. At September 30, 2001, $7,800,000 was borrowed. Under these lines the Company can borrow funds for a period from one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates of such borrowings for the years ended September 30, 2001 and 2000 were 5.4% and 7.2%, respectively. These short-term lines will be eliminated in conjunction with the new financing described above.

During fiscal 2001, 2000 and 1999 the Company capitalized interest cost of $412,000, $279,000 and $315,000, respectively.

5. Leases. At September 30, 2001, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 42,068
Commercial property                           67,481
Land and other property                        5,217
                                             114,766
Less accumulated depreciation and depletion   28,934
                                            $ 85,832

The minimum future rentals on noncancelable operating leases as of September 30, 2001 are as follows: 2002 - $8,498,000; 2003 - $8,512,000;
2004 - $8,196,000; 2005 - $7,247,000; 2006 - $5,223,000; 2007 and
subsequent years $13,552,000.

6. Preferred Shareholder Rights Plan. On May 5, 1999, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock.
The dividend was payable on June 2, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share (the "Preferred Shares"), at a price of $96 per one one-hundredth of a Preferred Share, subject to adjustment.

	In the event that any Person or group of affiliated or associated Persons (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Company's outstanding common stock, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. An Acquiring Person excludes any Person or group of affiliated or associated Persons who were beneficial owners, individually or collectively, of 15% or more of the Company's Common Shares on May 4, 1999.

	The Rights initially trade together with the Company's common stock
and are not exercisable.   However, if an Acquiring Person acquires 15% or
more of the Company's common stock, the Rights may become exercisable and
trade separately in the absence of future board action.   The Board of
Directors may, at its option, redeem all Rights for $.01 per right, at any
time prior to the Rights becoming exercisable.   The Rights will expire
September 30, 2009 unless earlier redeemed, exchanged or amended by the Board.

7. Stock Option Plan. The Company has a Stock Option Plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 2001, the number of shares available for issuance is 531,400 shares.

  	Option transactions for the fiscal years ended September 30 are summarized as follows:

                       2001                2000                 1999
                            Average            Average             Average
                   Options  Price(1)  Options  Price(1)   Options  Price(1)

Shares under option:
  Beginning of year 102,600 $19.05    144,600   $17.62      120,000 $16.31
  Issued             29,000  17.31          -        -       24,600  24.00
  Cancelled               -      -     (2,000)   24.00            -      -
  Exercised               -      -    (40,000)   13.63                   -

  End of year       131,600 $18.67    102,600   $19.05      144,600 $17.62

Options exercisable
 at end of year     118,040            84,520               109,000

(1) Weighted average exercise price

The following table summarizes information concerning stock options outstanding at September 30, 2001:
                          Options           Options        Weighted-Average
   Exercise Price        Outstanding        Exercisable     Remaining Life

     $ 17.25               15,000              15,000          3.2 years
       17.75               65,000              65,000          3.1 years
       24.00               22,600               9,040          7.2 years
       17.31 (Average)     29,000              29,000          9.5 years

Remaining non-exercisable options as of September 30, 2001 become exercisable 4,520 shares each year through 2004.

The options expire ten years from the date of grant.   The options
issued in 2001 are exercisable immediately and prior year options become exercisable in cumulative installments of 20% to 33% each year after a one year waiting period from date of grant.

If compensation cost for stock option grants had been determined based on the Black-Scholes option pricing model value at the grant date for the awards granted subsequent to October 1, 1996 consistent with the provisions of SFAS No. 123, the Company's net income, basic and diluted earnings per share would have been (in thousands, except per share amounts):

                             2001       2000       1999
Net income			     $2,703      2,001      6,121
Earnings per share:

   Basic                      .86        .60       1.78
   Diluted                    .86        .60       1.76

	The SFAS 123 method has not been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be
indicative of pro forma expense in future years.   The weighted average
fair value of options granted in 2001 was estimated to be $9.21 on the dates of grant using the following weighted average assumptions; no dividend yield, expected volatility of 43.2%, risk-free interest rates of 5.1% and expected lives of 7 years. The fair value of options granted in 1999 was estimated to be $14.40 on the date of grant using the following assumptions; no dividend yield, expected volatility of 54.8%, risk-free interest rates of 4.3% and expected lives of 7 years.

8. Income taxes. The provision for income taxes for fiscal years ended September 30 consists of the following (in thousands):

                              2001	      2000	       1999
Current:
  Federal                   $1,260         1,399        2,445
  State                        211           230          402
                             1,461         1,629        2,847
Deferred                       332          (238)       1,089
  Total                     $1,803         1,391        3,936

  A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           2001	     2000	       1999
Amount computed at statutory
  Federal rate                            $1,532     1,168        3,432
State income taxes (net of Federal
  income tax benefit)                        169       135          370
Other, net                                   102        88          134
Provision for income taxes                $1,803     1,391        3,936

   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below:
                                           2001	     2000
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment                    $11,001     10,333
 Depletion                                   588        592
 Prepaid expenses                          1,184      1,079
  Gross deferred tax liabilities          12,773     12,004
Deferred tax assets:
 Insurance reserves                        2,350      2,168
 Other, net                                1,226        972
  Gross deferred tax assets                3,576      3,140
Net deferred tax liability               $ 9,197      8,864

9. Employee benefits. The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plan, an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $517,000 in 2001; $433,000 in 2000 and $458,000 in 1999.

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

The following table sets forth the plan's status reconciled with the accrued postretirement benefit cost included in the Company's consolidated balance sheet at September 30 (in thousands):

                                         2001         2000
Change in benefit obligation:
   Balance beginning of year            $ 380          449
   Service cost                            24           23
   Interest cost                           29           26
   Plan participants' contribution         13           16
   Actuarial loss(gain)                    17         (109)
   Benefits paid                          (39)         (25)
   Balance end of year                  $ 424          380


 Change in plan assets:
   Balance beginning of year            $   -            -
   Employer contributions                  26            9
   Plan participants' contribution         13           16
   Benefits paid                          (39)         (25)
   Balance end of year                  $   0            0

Funded status                           $(424)        (380)
Unrecognized net gain                    (186)        (224)
Unrecognized prior service cost             -            -

Accrued postretirement benefit costs    $(610)        (604)

Net periodic postretirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):

                                          2001	      2000	       1999
Service cost of benefits earned during
 the period                              $  24           23          30
Interest cost on APBO                       29           26          29
Net amortization and deferral              (21)         (20)        (23)
Net periodic postretirement benefit
 cost                                    $  32           29          36

  The discount rate used in determining the Net Periodic Postretirement Benefit Cost and the APBO was 7.5% for 2001, 7.75% for 2000 and 7.25% for 1999.

10. Business segments.   The Company has identified two business segments
each of which is managed separately along product lines.   The Company's
operations are substantially in the Southeastern and Mid-Atlantic states.

    The transportation segment hauls liquid and dry commodities by motor carrier. The real estate segment owns real estate of which a substantial portion is under mining royalty agreements or leased. The real estate segment also holds certain other real estate for investment and is developing commercial and industrial properties.

    Operating results and certain other financial data for the Company's business segments are as follows (in thousands):
                                           2001	        2000	   1999
Revenues:
  Transportation (a)                    $103,189       80,152      67,048
  Real estate (b)                         18,069       13,710      14,971
                                        $121,258       93,862      82,019

Operating profit:
  Transportation (a)                    $ (2,248)         118       3,589
  Real estate (b)                         11,550        8,258      10,177
  Corporate expenses                      (1,424)      (1,536)     (1,386)
  Operating profit                      $  7,878        6,840      12,380

Capital expenditures:
  Transportation                        $  5,011       12,091      12,010
  Real estate                             12,920        9,762       9,344
  Other                                      497            8           5
                                        $ 18,428       21,861      21,359

Depreciation, depletion and
amortization:
  Transportation                        $  8,175        8,191       7,398
  Real estate                              3,259        2,897       2,612
  Other                                       37           56          55
                                        $ 11,471       11,144      10,065

Identifiable assets at September 30:
  Transportation                        $ 48,987       54,836      49,816
  Real estate                            101,274       92,166      85,720
  Cash items                                 440          633       2,593
  Unallocated corporate assets             2,058          376         526
                                        $152,759      148,011     138,655


(a) Fiscal 2001 and 2000 include revenues of $22,623,000 and $7,689,000 and operating of losses of $6,309,000 and $361,000, respectively attributed to Patriot Transportation, Inc. which shutdown operations in September, 2001.

(b) Fiscal 2001, 2000 and 1999 includes revenue of $3,978,000, $2,260,000 and
$3,788,000 and operating profit of $2,886,000, $1,533,000, and $3,236,000, respectively, from the sale of real estate.

11. Fair values of financial instruments. At September 30, 2001 and 2000, the carrying amount reported in the balance sheet for cash and cash equivalents, short-term notes payable to bank and revolving credit approximate their fair value. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 2001, the carrying amount and fair value of such other long-term debt was $27,074,000 and $27,823,000, respectively. At September 30, 2000, the carrying amount and fair value of such other long-term debt was $22,811,000 and $22,555,000, respectively.

12. Contingent liabilities. Certain of the Company's subsidiaries are involved in litigation on a number of matters and are subject to certain
claims which arise in the normal course of business.   The Company has
retained certain self-insurance risks with respect to losses for third party liability and property damage. In the opinion of management, none of these matters are expected to have a materially adverse effect on the Company's consolidated financial statements.

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

13. Commitments. At September 30, 2001, the Company had entered into various contracts to purchase and develop real estate with remaining commitments totaling $2,030,000.

Independent Auditors' Report

To the Board of Directors and Stockholders
Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Patriot Transportation Holding, Inc. and subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
December 10, 2001

Directors and Officers

Directors

John E. Anderson (1)
President and Chief Executive
Officer of the Company

Edward L. Baker (1)
Chairman of the Board of the Company
and of Florida Rock Industries, Inc.

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

Francis X. Knott (2)
Chairman of Partner Management Co., LLC
and of Partners Realty Trust, Inc.

Robert H. Paul III (3)
Chairman of the Board, President
and Chief Executive Officer of
Southeast-Atlantic Beverage Corporation

Martin E. Stein, Jr. (3)
Chairman and Chief Executive Officer of
Regency Centers Corporation and
Chairman of the Regency Group, Inc.

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

Officers

Edward L. Baker
Chairman of the Board

John E. Anderson
President and Chief Executive Officer

David H. deVilliers, Jr.
Vice President
President, FRP Development Corp.,
the Company's northern real estate
operations

Ray M. Van Landingham
Vice President, Finance and Administration and Chief Financial Officer

Ish Copley
President, SunBelt Transport, Inc.

John R. Mabbett III
President, Florida Rock & Tank Lines, Inc.



Patriot Transportation Holding, Inc.

General Office:  1801 Art Museum Drive
Jacksonville, Florida  32207
Telephone:  (904) 396-5733

Annual Meeting

Stockholders are cordially invited to attend the Annual Stockholders Meeting which will be held at 2 p.m. local time, on Wednesday, February 6, 2002, 155 East 21st Street, Jacksonville, Florida.

Transfer Agent

First Union Customer Information Center
Corporate Trust Client Services NC-1153
1525 West W. T. Harris Boulevard - 3C3
Charlotte, NC  28288-1153

Telephone:  1-800-829-8432

General Counsel

Lewis S. Lee, Esquire
McGuireWoods LLP
Jacksonville, Florida

Independent Auditors

Deloitte & Touche LLP
Jacksonville, Florida

Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)

Form 10-K


Stockholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2001 as filed with the Securities and Exchange Commission by writing to the Treasurer at P.O. Box 4667, Jacksonville, Florida 32201.


28