Form 10-K, Exhibit 13
period 2002-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2002-12-20
CIK 844059

Annual Report 2002

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)

                                                                  %
                                             2002      2001     Change

Revenues                                   $ 96,949  121,258     -20.0
Gross profit                               $ 20,542   21,792     - 5.7
Operating profit                           $ 12,413    7,878     +57.6
Income before income taxes                 $  9,270    4,506    +105.7
Net income                                 $  5,655    2,703    +109.2

Per common share:
  Basic earnings                           $   1.80      .86    +109.3
  Diluted earnings                         $   1.79      .86    +108.1

Total Assets                               $155,463  152,759      +1.8
Total Debt                                 $ 48,601   55,874     -13.0
Shareholders' Equity                       $ 79,160   73,112      +8.3
Net book value per share                   $  25.06    23.28      +7.6


BUSINESS. The Company is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. is a Southeastern transportation company concentrating in the hauling of liquid and dry bulk commodities by tank trucks. SunBelt Transport, Inc. serves the flatbed portion of the trucking industry in the Southeast, Midwest and Mid-Atlantic states, hauling primarily construction materials. The Company's real estate group, through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

OBJECTIVES. The Company's dual objectives are to build a major transportation company and a real estate company which provides sound long-term growth, cash generation and asset appreciation.

  TRANSPORTATION

Internal growth is accomplished by a dedicated, competent and loyal work force, emphasizing superior service to customers in existing markets, developing new transportation services for customers in current market areas, as well as expansion into new market areas.

External growth, through the acquisition program, is designed to broaden the Company's geographic market area and delivery services by acquiring related businesses.

  REAL ESTATE

The growth plan is based on the acquisition, management and retention of real estate assets and the development of industrial rental properties to provide long-term positive cash flows and capital appreciation.






TO OUR SHAREHOLDERS

	We are pleased to report improved operating results compared to a year ago. Fiscal 2002 produced operating profit and net income of $12,413,000 and $5,655,000, respectively. Operating profit and net income for Fiscal 2001 were $7,878,000 and $2,703,000, respectively. Based on essentially level diluted total shares outstanding, the Company earned $1.79 per share compared to $.86 for the previous year.

	When comparing to Fiscal 2001 it should be noted that operating performance for Fiscal 2001 was negatively impacted by closure in the fourth quarter of the Company's third-party, non-asset based transportation subsidiary, Patriot Transportation, Inc. The Company experienced a net loss after-tax of $3,786,000 associated with this subsidiary in 2001.

Comparisons to Fiscal 2001 should also address a significant variance in net after-tax profits from property sales. After-tax profits from property sales were $1,732,000 in Fiscal 2001 compared to $194,000 in Fiscal 2002.

	If after-tax losses from Fiscal 2001 closure of the transportation subsidiary are eliminated together with after-tax profits in both years from property sales, Fiscal 2002 net income advanced approximately
11.1% ahead of the previous year.

Transportation Group. Notwithstanding a continuing soft, uncertain economy together with further escalating health costs and liability insurance premiums, the Company's transportation group managed improved operating performance compared to the previous year.

Though revenue miles (excluding the May 30, 2002 acquisition of Infinger Transportation Company, Inc. by Florida Rock & Tank Lines, Inc.) were slightly down for the Group year-over-year, bottom-line comparisons were favorable primarily as the result of modestly improved pricing and good expense control. Capital spending for the Group totaled about $11,430,000 (including the purchase of Infinger assets) compared to $5,011,000 during Fiscal 2001.

	Demand for hauling services was somewhat uneven between the Company's petroleum tank operation and its flatbed subsidiary. The general economic downturn was made worse for petroleum hauling as the result of continuing fall-out from the September 11, 2001 national tragedy. Travel patterns and petroleum consumption, especially jet fuel used by airlines, decreased following September 11. Decreased business and leisure travel have continued, and demand for petroleum hauling has remained depressed. Continuing consolidation within the multi-national integrated oil companies has continued to exert pressure on hauling rates as companies have combined and been driven to seek operating cost savings. Growth throughout the country of non-traditional retail gasoline outlets, so-called "hyper-markets", has also brought new pressures and market structural changes, driving further consolidation.

	Florida Rock & Tank Lines, Inc. achieved additional growth when it purchased, on May 30, 2002, the operating assets of Infinger Transportation Company, Inc. Infinger was based in Charleston, South Carolina and had been operated by the Infinger family as a regional tank truck carrier since 1946. The acquisition included 111 trailers and 57 tractors operating primarily from terminals in Charleston and North Augusta, South Carolina; Charlotte and Wilmington, North
Carolina; Savannah, Georgia; and Jacksonville and Tampa, Florida. The acquisition is intended to produce operating efficiencies at existing Florida Rock & Tank Lines terminals and to facilitate growth into new hauling markets in the Carolinas.

	The prevailing low interest rate environment and continuing homebuilding boom provided fairly consistent demand for construction materials hauling. SunBelt Transport, Inc., the Company's flatbed trucking subsidiary, experienced a reasonably steady market for its services. Driver recruitment and retention remain challenging, and un-manned power units still plague the flatbed sector as well as the broader industry. Margin pressures have been unrelenting as health, liability insurance and general operating expenses continue to squeeze against revenue rates.

	Real Estate Group. The Company's real estate business enjoyed another year of progress. Encouraging momentum continued within the Group's core industrial development business. Asset management opportunities and challenges also characterized the year.

The Group completed and placed in service in March, 2002 a 130,200 square foot flexible office-warehouse, 2202 Lakeside Boulevard. This building is currently 67% occupied and represents additional progress toward build-out at the Group's 134-acre Lakeside Business Park adjacent to Interstate 95 northeast of Baltimore in Harford County, Maryland.

	A major anchor tenant executed a lease for a 200,200 square-foot build-to-suit office-warehouse at the Group's new 59-acre Hillside Business Park in Anne Arundel County, Maryland near the Baltimore-Washington International Airport. Occupancy should occur late fourth quarter of Fiscal 2003. This new project represents 35% of final build-out for Hillside Business Park. A speculative office-warehouse, 7010 Dorsey Road, is also scheduled for completion at Hillside in January, 2003. This building will offer 74,600 square feet.

	Horizontal development continues at the Group's Commonwealth Avenue 50-acre site on the western perimeter of Jacksonville, Florida. This rail-served tract is located just west of Interstate 295 and is slated at build-out for approximately 500,000 square feet of product.
     Total developed building portfolio at September 30, 2002 stood at about 1.4 million square feet. Combined occupancy for all developed buildings except those in service less than twelve months (2202 Lakeside Boulevard) was 93.2% at year-end. Final build-out at Lakeside, Hillside and Commonwealth will produce a developed portfolio of approximately 3.0 million square feet.

     In order to further facilitate the Company's long-term plan to build and own a portfolio of successful rental properties, an agreement was executed during Fiscal 2002 second quarter to sell to Florida Rock Industries, Inc. ("FRI") 108 acres of land located in Springfield, Virginia. The selling price is $15.0 million and will produce a net after-tax gain of approximately $7,722,000 at closing. The Company expects to re-invest the proceeds and structure the transaction as a tax-deferred exchange under Section 1031 of the United States Internal Revenue Code.

	Asset management activities continued with a focus on the Group's 5.8-acre and 2.1-acre sites on the banks of the Anacostia River in the District of Columbia. The sites are currently occupied by and leased to FRI. A $3.8 million waterfront bulkhead was substantially completed on-time on-budget at the 5.8 acre site. This significant asset enhancement will prevent shoreline erosion and enable foundation stability for future vertical development.

     The 5.8 acre site had been successfully re-zoned in Fiscal 2000 from Industrial to Planned Unit Development ("PUD") permitting development of up to 1.5 million square feet of commercial office space. As a condition of the PUD the 2.1 acre site was proffered away as part of an amenity package. Although the Group had formally applied to the District's Zoning Commission during Fiscal 2002 for a two-year extension of the original PUD zoning, the Zoning Commission voted on May 13, 2002, 3-2 against granting a two-year extension thereby relegating the property to a recently adopted zoning classification that allows for an equal amount of residential and commercial development on both sites totaling 1.38 million square feet. In response to this denial, the Group has submitted an appeal to the Zoning Commission for reconsideration. While awaiting a response from the Commission to its request for re-consideration, the Group is continuing to explore options for eventual development.

	Other asset management activities continue by the Group in support of its raw land portfolio ranging from Maryland to South Florida.

	Real estate group capital expenditures in Fiscal 2002 were approximately $7,179,000. This compares to outlays in Fiscal 2001 of approximately $12,920,000.

	Outlook. Continued real estate progress should occur assuming a low interest rate outlook and a sustainable national economic recovery.
 However, current manufacturing sector weakness coupled with deteriorating consumer and business confidence could undermine a sufficiently strong uptrend. The Company's real estate outlook must also be tempered by lower future mining royalties. Two locations completed stone mining operations during Fiscal 2002.

	Transportation business results, in addition to being similarly impacted by uncertainties surrounding the national economy, will also be affected by industry consolidation among both shippers and carriers. Carrier consolidation will result from industry profit margin pressures. The trucking industry is experiencing sharply rising health and risk insurance expenses. Volume purchasing efficiencies (equipment, tires, fuel, supplies, etc.) together with fixed cost benefits from operating leverage will accelerate consolidation among trucking firms. And continuing competition for drivers will favor companies whose size enables superior benefits packages.

     Notwithstanding these challenges, your Company remains focused on operating efficiently and effectively while remaining alert for appropriate strategic opportunities. We also want to pause along the journey to thank you as well as the men and women of your Company for your collective loyalty and support.


Respectfully yours,




Edward L. Baker
Chairman




John E. Anderson
President & Chief Executive Officer





OPERATING REVIEW

Transportation. During Fiscal 2002, the Company's transportation group operated through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks. SunBelt Transport, Inc. is engaged primarily in hauling building and construction materials on flatbed trailers. In September 2001, the Company closed the operations of Patriot Transportation, Inc. (PTI) which was engaged in hauling a variety of cargo through third-party independent freight agents and owner/operators.

  The tank trucks operate from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Dalton, Macon and Savannah, Georgia; Knoxville, Tennessee; Charlotte and Wilmington, North Carolina; Charleston, South Carolina; and Birmingham, Alabama. SunBelt's flatbed fleet is based in Jacksonville and Tampa, Florida; Atlanta and Savannah, Georgia; Salisbury, North Carolina; and South Pittsburg, Tennessee and operates primarily in the Southeastern, Midwestern and Mid-Atlantic states.

  Transportation revenues, excluding the closed operations, were up 1.7% in 2002 as a result of expansion of tank truck hauling through the purchase of the assets of Infinger Transportation, Inc. (Infinger) on May 30, 2002 and modest price increases. Gross profit increased 9.0% from Fiscal 2001 due to the expansion and price increases.

   During Fiscal 2002, the transportation group purchased 96 new tractors and 25 new trailers and had commitments to purchase an additional 67 tractors at September 30, 2002. These purchases do not include the 57 tractors and 111 trailers purchased from Infinger in May 2002. The Fiscal 2003 capital expenditure plan is based on maintaining a modernized tank and flatbed fleet and includes the purchase of approximately 40 new tractors and 70 new trailers in addition to the 67 tractors under commitment at September 30, 2002. The fleet modernization program has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

  Transportation labor, fuel and risk insurance pressures are expected to remain key factors. Comprehensive fuel price surcharges are now in place and assertive steps continue at both carriers to boost permanent freight rates.

  Real Estate. The real estate group operates the Company's real estate and property development activities through subsidiaries.

  The Company owns real estate in Florida, Georgia, Virginia, Maryland, and Washington, D.C. The real estate owned generally falls into one of three categories. The first is land and/or buildings leased under rental agreements or being developed for rental. The second category is land with construction aggregates deposits, substantially all of which is leased to Florida Rock Industries, Inc. under mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums, and the third category is land held for future appreciation or development.



Real estate revenues excluding property sales increased 2.7% over Fiscal 2001. Royalty revenue declined by 12.8% in 2002 primarily due to completion of mining at the Miami property but was offset by an increase of 13.9% in rental revenues. The Fiscal 2002 real estate revenues, excluding the sale of real estate, were divided approximately 33% from mining and minimum royalties and 67% from rental revenues.

  At September 30, 2002, the Company owned approximately 1.4 million square feet of developed buildings that were 91% leased and approximately 92 acres of developed land ready for building construction. Brief descriptions of FRP Development Corp.'s projects in the Baltimore, Maryland area at September 30, 2002 are as follows:

  Hillside Business Park in Anne Arundel County is a 59 acre tract near the Baltimore-Washington International Airport. The project will provide the Company an opportunity to develop 575,000 square feet of warehouse/office space. Grading and infrastructure work on the site is nearing completion and the first two buildings are under construction and scheduled to be completed during 2003 with 274,800 square feet of leaseable warehouse/office space. One building with 200,200 square feet is pre-leased.

  Lakeside Business Park in Harford County consists of 134 acres. Seven warehouse/office buildings, totaling 671,918 square feet have been constructed and are 86% leased. 32.8 acres remain for future development of an additional 485,200 square feet of comparable product.

  6920 Tudsbury Road in Baltimore County contains 5.3 acres with
  83,100 square feet of warehouse space that is 100% leased.

  8620 Dorsey Run Road in Howard County contains 5.8 acres with
  84,600 square feet of warehouse space that is 100% leased.

  Rossville Center in Baltimore County contains approximately 10 acres with 190,517 square feet of commercial/warehouse space and is 87% leased.

  34 Loveton Circle in Baltimore County contains 8.5 acres with
  29,722 square feet of office space which is 11% occupied by the Company with the balance 100% leased, including 23% leased to FRI.

  Oregon Center in Anne Arundel County contains approximately 17 acres with 195,615 square feet of commercial warehouse and office space which is 100% leased.

  Arundel Center in Howard County contains approximately 11 acres with 162,796 square feet of commercial warehouse and office space which is 89% leased.

    The Company owns a 50-acre, rail-served site on Commonwealth
Avenue in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting roughly 500,000 square feet of eventual build-out. Current efforts include permitting and preliminary horizontal development work.

 During Fiscal 2003 the real estate group will continue to focus on buildings under construction and the continued development of the property at Lakeside and Hillside Business Parks near Baltimore and the Commonwealth site in Jacksonville while continuing a strict preventative maintenance program on its existing facilities.

  The real estate group will also continue its asset management functions for the benefit of the Company's land portfolio. These activities will include but not be limited to the Company's site on the Anacostia River in the District of Columbia. The Company's long-term plan is to continue to gradually expand its portfolio of successful rental properties.




Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                     2002     2001       2000      1999     1998
Summary of Operations
Revenues(a)       $ 96,949   121,258     93,862    82,019    73,974
Gross profit(b)   $ 20,542    21,792     16,239    19,994    16,493
Operating profit  $ 12,413     7,878      6,840    12,380     9,625
Interest expense  $  3,164     3,394      3,438     2,357     2,300
Income before income taxes
                  $  9,270     4,506      3,435    10,093     7,343
Provision for income taxes
                  $  3,615     1,803      1,391     3,936     2,863
Net income        $  5,655     2,703      2,044     6,157     4,480
Per Common Share:
Basic EPS         $   1.80       .86        .61      1.79      1.30
Diluted EPS       $   1.79       .86        .61      1.78      1.28
Shareholders' equity
                  $  25.06     23.28      22.06     21.53     19.83

Financial Summary
Current assets    $ 11,490    16,248     15,089    14,161    10,073
Current liabilities
                  $ 11,972    16,728     17,498    13,555     9,479
Working capital (deficit)
                  $   (482)     (480)    (2,409)      606       594
Property, plant and
 equipment, net   $138,367   131,170    124,026   115,369   104,970
Total assets      $155,463   152,759    148,011   138,655   123,965
Long-term debt    $ 47,290    47,097     42,015    37,936    33,299
Shareholders' equity
                  $ 79,160    73,112     73,813    72,692    68,755
Other Data
Return on average
 Shareholders' equity
                       7.4%      3.7        2.8       8.7       6.7
Net cash flow provided from
 operating activities
                   $ 24,947    9,626      9,566    15,032    13,557
Additions to property,
 plant and equipment
                   $ 18,609   18,428     21,861    21,359    19,901
Depreciation, depletion
 and amortization
                   $ 11,086   11,471     11,144    10,065     9,146
Weighted average number
 of shares - basic    3,143    3,157      3,334     3,444     3,452
Weighted average number
 of shares - diluted  3,165    3,158      3,348     3,468     3,496
Number of employees     861      850        829       877       753
Shareholders of record  767      788        801       834       850




(a) Fiscal 2001 and 2000 include revenues of $22,623,000 and $7,689,000 and operating losses of $6,309,000 and $361,000, respectively, attributed to Patriot Transportation, Inc. which ceased operations in September, 2001.

(b) Fiscal 2002, 2001, 2000, 1999 and 1998 include gains on the sale of real estate of $323,000, $2,886,000, $1,533,000,
    $3,236,000 and $358,000, respectively.

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                       First           Second           Third           Fourth
                     2002    2001    2002   2001     2002   2001     2002   2001
Revenues           $23,492 30,700  23,008 31,392    24,876 31,652   25,573 27,514
Gross profit       $ 5,067  7,008   4,966  5,552     5,458  5,238    5,051  3,994
Operating profit   $ 3,023  4,466   3,172  2,112     3,432  2,775    2,786 (1,475)
Income before
  income taxes     $ 2,243  3,548   2,373  1,250     2,629  1,929    2,025 (2,221)
Net income         $ 1,346  2,129   1 424    750     1,577  1,157    1,308 (1,333)
Per common share:
  Basic EPS           $.43    .66     .45    .24       .50    .37      .42   (.42)
  Diluted EPS         $.43    .66     .45    .24       .50    .37      .41   (.42)
  Market price:
    High            $20.55  17.19   35.00  22.00     34.00  21.00    30.00  20.00
    Low             $16.70  14.63   20.44  15.00     26.15  15.00    21.30  15.50

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

During Fiscal 2002, the transportation segment's ten largest customers accounted for approximately 45.5% of the transportation segment's revenue. The loss of any one of these customers could have an adverse effect on the Company's revenues and income. During the fourth quarter, one of these customers indicated it is moving a majority of the business it is currently doing with the Company to other carriers. This decision was reached after a lengthy competitive bid process resulting in the business being awarded to the lowest bidder. The Company estimates lost revenues from this customer to be approximately 6% of the transportation segment's revenues for Fiscal 2002. The loss of this revenue will have an adverse effect on the Company's operating income, at least in the short term.

Fiscal 2002 as Compared to Fiscal 2001.

Revenues. Consolidated revenues for Fiscal 2002 decreased $24,309,000 or 20.0% to $96,949,000 from $121,258,000 for the previous year.

  Transportation revenues decreased 20.6% to $81,921,000 driven mainly by the closure of the PTI subsidiary in September 2001. Excluding PTI's revenues in 2001, Transportation revenues increased $1,354,000 or 1.7%, due to modest price increases and expansion in Florida Rock & Tank Lines by the purchase on May 30, 2002 of the Infinger assets, offset by a slight reduction in miles driven (0.5%). The reduction in miles resulted from lower demand for petroleum products due to decreased tourism and reduced air travel.

  Total Real Estate revenues excluding property sales increased 2.7% primarily due to an increase in revenue from developed properties partially offset by a decrease in royalties. Revenues from the company's development operations climbed 16.5%, while royalty revenues from mining operations decreased 10.1% because of completion of stone mining at two sites. We expect royalty revenues to continue to decrease, as mining assets are depleted. Property sales in Fiscal 2002 were $554,000 versus $3,978,000 in Fiscal 2001.

Gross Profit. Consolidated gross profit for Fiscal 2002 decreased 5.7% to $20,542,000 from $21,792,000 for the previous year.

  Transportation gross profits increased $1,456,000 or 14.2% in 2002 as compared to 2001. Excluding PTI's gross loss of $498,000 in 2001, gross profit increased $958,000 or 9.0% primarily due to the increased revenues and control of expenses in the tankline operation for 2002. This was partially offset by a reduction in gross profit of the flatbed operations due to increased operating expenses and increased insurance and casualty losses.

  Real Estate gross profit excluding property sales decreased $144,000 due to a $1,058,000 reduction in royalty gross profit mostly offset by an increase in rental income. Gross profit from property sales in Fiscal 2002 was only $323,000 compared to $2,886,000 in Fiscal 2001.

Operating Expenses. Selling, general and administrative expenses decreased 33.2% from $12,310,000 in Fiscal 2001 to $8,229,000 for
Fiscal 2002, almost entirely due to the closure of PTI which had administrative expenses of $4,208,000 in 2001. During Fiscal 2001, the Company recorded $1,604,000 in restructuring charges related to its decision to shut down the operations of this subsidiary. In Fiscal 2002, a recovery of $100,000 in amounts previously charged to restructuring was recorded due to a better than anticipated disposition of owned and leased trailers, partially offset by higher severance costs.

Income Taxes. The Company recorded an income tax provision of $3,615,000 in 2002, compared to a provision of $1,803,000 in 2001.
The effective tax rate decreased 1% to 39% in 2002 primarily due to a lower level of non-deductible expenses and higher levels of earnings.

Net Income. As a result of the foregoing, net income increased 109.2% from $2,703,000 in 2001 to $5,655,000 in Fiscal 2002. Diluted
earnings per share increased 108.6% to $1.79 in Fiscal 2002 from $.86 in 2001. Diluted total shares outstanding increased .2% from 3,158,000 in 2001 to 3,165,000 in 2002 as a result of the issuance of stock options during the year.

Fiscal 2001 as Compared to Fiscal 2000.

Revenues. In Fiscal 2001, revenues increased 29.2% from Fiscal 2000. In the transportation segment, revenues and miles hauled were up 28.7% and 22.0%, respectively, in 2001. The Company's closed subsidiary, PTI, accounted for 64.8% and 80.4% of the increase in revenues and miles hauled, respectively, for Fiscal 2001. The balance of the growth in miles hauled came mainly from the Company's tank line operations which also benefited from modest price increases. The real estate segment's revenues, exclusive of real estate sales, increased 22.4% in 2001.

Gross Profit. Consolidated gross profit for Fiscal 2001 increased $5,553,000 and the gross profit margin increased to 18.0% from 17.3%. The transportation segment's gross profit increased $2,330,000 and the gross margin increased to 9.9% from 9.8% in Fiscal 2000. The increase in gross profit for the transportation segment in Fiscal 2001 was primarily attributable to the increase in miles hauled, improved margins due to price increases and improved fuel surcharges in the tank line business partially offset by increased losses in the now closed third-party subsidiary. Gross profit in the real estate segment increased $3,224,000 over Fiscal 2000 due to property sales, increased royalties from mining properties and additional rental income from newly developed and existing properties. Gross profit on real estate sales was $2,886,000 as compared to $1,533,000 in 2000.

	Operating Expenses. Selling, general and administrative expense increased 31.0% in Fiscal 2001 compared to 2000. This increase was primarily due to administrative support costs associated with the third-party agent/owner-operator transportation subsidiary prior to its ceasing operations in September 2001 and non-recurring charges of $1,805,000 due primarily to asset write-offs associated with its closing.

	   Fiscal 2001 also included non-recurring charges of $1,604,000 related to the closed subsidiary (See note 3 of Notes to the Consolidated Financial Statements).

Income Taxes. Income tax expense increased $412,000 for Fiscal 2001 as a result of increased income before income taxes. Income tax expense is 40% of income before income tax expense for 2001 and 40.5% for 2000.

SUMMARY OF CRITICAL ACCOUNTING POLICIES.

Management of the Company considers the following accounting policies critical to the reported operations of the Company:

Accounts Receivable Valuation. The Company is subject to customer credit risk including bankruptcies, primarily in the Transportation segment, that could affect the collection of outstanding accounts receivable. To mitigate these risks, the Company performs credit reviews on all new customers and periodically on existing customers.
A detailed analysis of late and slow pay customers is prepared monthly and reviewed by senior management. The overall collectibility of outstanding receivables is evaluated and allowances are recorded as appropriate.

Risk Insurance. The nature of the Transportation business subjects the Company to risks arising from workers' compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $100,000 to $500,000 and has third party coverage for amounts exceeding the retention. The Company expenses during the year an estimate of risk insurance losses. Periodically, an analysis is performed, using historical and projected data, to determine exposure for claims incurred but not reported. On an annual basis the Company obtains an independent actuarial analysis. The Company attempts to mitigate losses from insurance claims by maintaining safe operations and providing mandatory safety training.

Real Estate Investments. All direct and indirect costs, including interest and real estate taxes associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. All external costs associated with the acquisition of real estate investments are capitalized as a cost of the property.

Tires on Equipment. The Company accounts for the tires on its tractors and trailers separately from fixed assets. The value of the tires is accounted for as a prepaid expense and amortized over the estimated life of the tires as a function of miles driven. The mile factors used differ by geographic location and are determined based on historical experience. Tires that are damaged due to road hazards are expensed immediately using an estimated value based on remaining tread life.

LIQUIDITY AND CAPITAL RESOURCES. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):


                              2002         2001         2000

Cash                       $   529          440          633
Total debt                 $48,601       55,874       48,411
Unused lines of credit     $24,500       20,200       23,400

   During 2002, net cash flow from operating activities was $24,947,000 which funded the Company's investing activities of $17,978,000 and the reduction of debt.

   During 2001, net cash flow from operating activities was $9,626,000 which along with issuing additional long and short-term debt funded the Company's investing activities of $13,878,000 and the repurchase of common stock of $3,404,000.

   The Company has a $37,000,000 revolving credit agreement (the Revolver) of which $24,500,000 was available at fiscal year end. The Revolver contains restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2002, $5,632,000 of consolidated retained earnings would be available for payment of dividends or repurchase of common stock.

   The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. During Fiscal 2002, the company repurchased 1,658 shares for approximately $32,000. At September 30, 2002 the Company had approximately $3,628,000 available under this authorization.

   The aggregate amounts due in each fiscal year on long-term debt outstanding at September 30, 2002 is: 2003 - $1,311,000; 2004 -
$1,415,000; 2005 - $1,467,000; 2006 - $1,587,000; 2007 - $1,695,000;
and thereafter - $28,626,000.

   In addition to the above the $12,500,000 balance outstanding under the Revolver at September 30, 2002 will be due in January 2005 unless the Revolver is renewed or replaced.

   The Company has a $7,500,000 Letter of Credit facility with SunTrust Bank, N.A. under which the Company may issue letters of credit to various beneficiaries. Each letter of credit is generally irrevocable for a period of one year and is automatically extended for additional one-year periods unless notified not less than thirty days before the expiration dates. At September 30, 2002, $7,353,000 of irrevocable letters of credit were outstanding. Substantially all of these were issued for workers' compensation and liability insurance retentions. If these letters of credit are not extended the Company will have to find alternative methods of collateralizing or funding these obligatons.

   The Company currently expects its Fiscal 2003 capital expenditures to be approximately $28,410,000 ($16,494,000 for real estate development expansion and $11,916,000 for transportation segment expansion) and depreciation and depletion expense to be approximately $11,711,000. The expenditures are expected to be financed from the cash flow from operating activities, financing of new real estate projects, and the funds available under its revolving credit agreement.

   The Company has obtained a commitment for a first mortgage loan of $8,500,000 to be secured by a 200,200 square foot building that is currently under construction and is pre-leased to one tenant. The loan which is subject to building completion and other normal conditions is for a period of 15 years with level monthly payments of principal and interest at 5.69%.

  In February 2002, a subsidiary of the Company signed an Agreement to sell 108 acres of land to FRI for $15,000,000. Closing is subject to a title search and surveys and my occur within 45 days of the Company giving notice to FRI to close, or subsequent to June 30, 2003, within 45 days of either party giving notice to close. If FRI fails to close by December 31, 2003, at no fault of the Company, the Company may retain the $100,000 binder deposit and be under no further obligation to close. FRI has the right to terminate this Agreement prior to receiving the Company's notice to close if there shall exist or the consummation of the sale would cause a default in the Credit Agreement among FRI and Wachovia Bank, et. al. The Company intends to structure this transaction as a tax deferred exchange under Section 1031 of the United States Internal Revenue Code and the Treasury Regulations promulgated thereunder. If the transaction closes, the Company will recognize a gain on the sale of approximately $7,772,000 net of income taxes, or $2.45 per diluted share. The tract has been rented to a subsidiary of FRI and the Company received rental income of approximately $650,000 for the 2002 fiscal year.

   Management believes that the Company is financially postured to be able to take advantage of external and internal growth opportunities in real estate development and in the motor carrier industry that may arise.

INFLATION. Historically, the Company has been able to recover inflationary cost increases in the transportation group through increased freight rates. It is expected that over time, justifiable and necessary rate increases will be obtained. Substantially all of the Company's royalty agreements are based on a percentage of the sales price. Minimum royalties and substantially all lease agreements provide escalation provisions.

FORWARD-LOOKING STATEMENTS. Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from these indicated by such forward-looking statements. These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. The following factors and other risk factors discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: driver availability and cost; availability and terms of financing; freight demand; risk insurance markets; competition; general economic conditions; demand for flexible warehouse/office facilities; restructuring charges; interest rates; levels of construction activity in FRI's markets; fuel costs; and inflation. However, this list is not a complete statement of all potential risks or uncertainties. These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's other filings made from time to time with the Securities and Exchange Commission.





Consolidated Statements of Income Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                           2002       2001       2000

Revenues:
  Transportation                        $ 81,921    103,189     80,152
  Real estate                             14,474     14,091     11,450
  Sale of real estate                        554      3,978      2,260

Total revenues (including revenue from
 related parties of $6,944, $10,693 and
 $7,178, respectively)                    96,949    121,258     93,862

Cost of operations:
  Transportation                          70,243     92,968     72,260
  Real estate                              5,933      5,406      4,636
  Cost of real estate sold                   231      1,092        727

Gross profit                              20,542     21,792     16,239

Selling, general and administrative expense
 (including expenses paid to related party
  of $463, $527 and $582, respectively)    8,229     12,310      9,399
Non-recurring charges (recoveries) related
 to closed subsidiary                       (100)     1,604          -

Operating profit                          12,413      7,878      6,840
Interest expense                          (3,164)    (3,394)    (3,438)
Interest income                               21         22         24
Other income, net                              -          -          9

Income before income taxes                 9,270      4,506      3,435
Provision for income taxes                 3,615      1,803      1,391

Net income                               $ 5,655      2,703      2,044

Earnings per share:
 Basic                                   $  1.80        .86        .61
 Diluted                                 $  1.79        .86        .61


Number of shares used in computing:
 Basic earnings per share                  3,143      3,157      3,334

 Diluted earnings per share                3,165      3,158      3,348

See accompanying notes.



Consolidated Balance Sheets September 30
(Dollars in thousands)
                                                            2002        2001
Assets
Current assets:
  Cash and cash equivalents                              $    529        440
  Accounts receivable (including related
   party of $107 and $276, less allowance
   for doubtful
   accounts of $474 and $1,160, respectively)               7,343      8,477

  Income taxes receivable                                       8      1,002
  Inventory of parts and supplies                             633        570
  Prepaid expenses and other                                2,977      4,568
  Assets held for sale                                          -      1,191
          Total current assets                             11,490     16,248

Property, plant and equipment, at cost:
  Land                                                     66,380     65,622
  Buildings                                                55,420     50,372
  Plant and equipment                                      72,489     67,847
  Construction in progress                                 14,986     13,507
                                                          209,275    197,348
Less accumulated depreciation and depletion                70,908     66,178
                                                          138,367    131,170

Real estate held for investment, at cost                    1,047      1,260
Goodwill, at cost less amortization of $523
  and $483, respectively                                    1,087      1,127
Other assets                                                3,472      2,954

Total Assets                                             $155,463    152,759

Liabilities and Shareholders' Equity
Current liabilities:
  Short-term note payable to bank                         $     -      7,800
  Accounts payable including related party of
   $39 and $114, respectively                               5,771      3,627
  Accrued liabilities:
    Payroll and benefits                                    2,229      2,115
    Other accrued expenses                                    554        366
  Accrued Insurance reserves                                2,107      1,843
  Long-term debt due within one year                        1,311        977
           Total current liabilities                       11,972     16,728
Long-term debt                                             47,290     47,097
Deferred income taxes                                      10,062      9,280
Accrued insurance reserves                                  5,331      5,268
Other liabilities                                           1,648      1,274
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized                               -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,159,008
     and 3,140,066 shares issued and
     outstanding, respectively                                316        314
  Capital in excess of par value                           11,748     11,357
  Retained earnings                                        67,096     61,441
         Total shareholders' equity                        79,160     73,112
  Total Liabilities and Shareholders' equity             $155,463    152,759
See accompanying notes.



	Consolidated Statements of Cash Flows Years ended September 30 (Dollars in thousands)

Cash flows from operating activities:                2002     2001     2000
  Net income                                     $  5,655     2,703   2,044
  Adjustments to reconcile net income to
   net cash provided by operating activities:
Depreciation, depletion and amortization           11,086    11,471  11,144
Non-cash portion of restructuring charge                -       968       -
Deferred income taxes                                 889       332    (238)
Gain on sale of real estate, plant and
    equipment                                        (612)   (3,008) (2,220)
Net changes in operating assets and liabilities:
  Accounts receivable                               1,133     2,293  (2,319)
  Income taxes receivable                             994    (1,002)      -
  Inventory of parts and supplies                     (63)       80    (147)
  Prepaid expenses and other                        1,509    (1,815)   (423)
  Assets held for sale                              1,191         -       -
  Accounts payable and accrued liabilities          2,686    (2,915)  1,219
  Net change in insurance reserves and other
    liabilities                                       437       485     405
  Other, net                                           42        34     101

Net cash provided by operating activities          24,947     9,626   9,566

Cash flows from investing activities:
  Purchase of property, plant and equipment       (18,046)  (18,438)(21,041)
  Additions to other assets                          (942)     (734)   (777)
  Proceeds from the sale of real estate held for
   investment, property, plant and equipment, and
   other assets                                     1,010     5,294   4,365

Net cash used in investing activities             (17,978)  (13,878)(17,453)

Cash flows from financing activities:
  Proceeds from long-term debt                     10,200     6,140   5,000
  Net (decrease) increase in short-term debt       (7,800)    2,200   2,600
  Repayment of long-term debt                      (9,673)     (877)   (750)
  Exercise of employee stock options                  425         -     545
  Repurchase of Company stock                         (32)   (3,404) (1,468)

Net cash (used in) provided by financing activities(6,880)    4,059   5,927

Net increase(decrease)in cash and cash equivalents     89      (193) (1,960)
Cash and cash equivalents at beginning of year        440       633   2,593

Cash and cash equivalents at end of year         $    529       440     633

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                    $  3,179     3,480   3,477
     Income taxes                                $  1,720     3,399     920
  Non cash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                                 $    563         -     820


See accompanying notes.



Consolidated Statements of Shareholders' Equity Years ended September 30

(Dollars in thousands)

                                                      Capital in
                                     Common Stock      Excess of     Retained
                                     Shares   Amount    Par Value    Earnings



Balance at October 1, 1999          3,375,817  $338     $15,660      $56,694
Shares purchased and canceled         (69,466)   (7)     (1,461)           -
Exercise of stock options              40,000     4         541            -
Net income                                  -     -           -        2,044
Balance at September 30, 2000       3,346,351   335      14,740       58,738

Shares purchased and canceled        (206,285)  (21)     (3,383)           -
Net income                                  -     -           -        2,703

Balance at September 30, 2001       3,140,066   314      11,357       61,441

Shares purchased and canceled          (1,658)    -         (32)           -
Exercise of stock options              20,600     2         423            -
Net income                                  -     -           -        5,655
Balance at September 30, 2002       3,159,008  $316     $11,748      $67,096

See accompanying notes.


Notes to Consolidated Financial Statements

1. Accounting policies. ORGANIZATION - Patriot Transportation Holding, Inc. is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. is a Southeastern transportation company concentrating in the hauling by motor carrier of liquid and dry bulk commodities. SunBelt Transport, Inc. serves the flatbed portion of the trucking industry in the Southeast, Midwest and Mid-Atlantic States, hauling primarily construction materials. The Company's real estate group, through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

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

  TIRES ON EQUIPMENT - The value of tires on tractors and trailers is accounted for as a prepaid expense and amortized over the life of the tires as a function of miles driven.

  REVENUE AND EXPENSE RECOGNITION - Transportation revenue is recognized when shipment is complete and transportation expenses are recognized as incurred.

   Real estate rental revenue and mining royalties are generally recognized when due under the leases. Rental income from leases with scheduled increases during their term is recognized when due under the leases, except when increases are deemed material (greater that 3% per annum), in which case, rents are recognized on a straight-line basis.

   Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled its obligations, which are typically as of the closing date.

  PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost less accumulated depreciation. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

                                         Years
Buildings and improvements                8-32
Revenue equipment                         5-10
Other equipment                           3- 5
Furniture and fixtures                    5-10

     Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property, plant and equipment for
potential impairment.   If this review indicates that the carrying amount
of the asset may not be recoverable, the Company estimates the future cash
flows expected with regards to the asset and its eventual disposition.   If
the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company records an impairment loss based on the fair value of the asset.

   All direct and indirect costs, including interest and real estate taxes associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. All external costs associated with the acquisition of real estate investments are capitalized as a cost of the property.

   INSURANCE - The Company has a $100,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is self-insured for its employee health insurance benefits and carries a stop loss coverage of $200,000 per covered participant per year. The Company accrues monthly the estimated cost in connection with its portion of its risk and health insurance losses. Claims paid by the Company are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.



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

   STOCK OPTION AWARDS - The Company accounts for its employee stock compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

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

   ENVIRONMENTAL - Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Estimation of such liabilities includes an assessment of engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.

   NEW ACCOUNTING REQUIREMENTS - In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement addresses the accounting for intangible assets. The Company adopted SFAS No. 142 on October 1, 2002. In accordance with this statement, the Company is not required to complete the transitional goodwill impairment test until March 31, 2003. Management has evaluated the effects of adopting this statement and does not believe that adoption will result in an impairment of goodwill. Management estimates that goodwill amortization required under previous accounting standards of $40,000 will not be charged to the income statement in 2003. Goodwill amortization for 2002, 2001, and 2000, was $40,000, $40,000 and $40,000, respectively.

   In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. The Company will adopt the provisions of SFAS 143 for the quarter ending December 31, 2002. The Company is currently reviewing the effects of adopting this statement, but does not believe that it will have a material affect on its financial statements.
   In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 144 retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 is effective for
fiscal years beginning after December 15, 2001.   The Company adopted this
statement October 1, 2002 with no impact on the financial statements.
   In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002.
RECLASSIFICATIONS - Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the presentation adopted in 2002.

2. Transactions with related parties. As of September 30, 2002, six of the Company's directors were also directors of Florida Rock Industries, Inc. ("FRI"). Such directors own approximately 27.6% of the stock of FRI and 44.6% of the stock of the Company. Accordingly, FRI and the Company are considered related parties.

   The Company, through its transportation subsidiaries, hauls commodities in tank trucks for FRI and customers of FRI. It also hauls diesel fuel and other supplies for FRI. Charges for these services are based on prevailing market prices. Other wholly owned subsidiaries lease certain construction aggregates mining and other properties and provides construction management services to FRI.

A summary of revenues derived from FRI follows (in thousands):
                                    2002           2001         2000

Transportation                   $   986            950        1,202
Real estate                        5,958          9,743        5,976


                                 $ 6,944         10,693        7,178

   The Company outsources certain functions to FRI, including some administrative, human resources, legal and risk management. Charges for services provided by FRI were $463,000 in 2002, $527,000 in 2001, and $582,000 in 2000.

   During Fiscal 2001, the Company sold two parcels of land to FRI, for
$2,607,000 and recognized a pre-tax gain of $2,034,000.   The transactions
including the purchase price were reviewed and approved on behalf of the Company by a committee of independent directors after obtaining independent appraisals.

   In February 2002, a subsidiary of the Company signed an Agreement to sell 108 acres of land located in the northwest quadrant of I-395 and I-495 at Edsall Road in Springfield, Virginia to FRI for $15,000,000. Closing is subject to a title search and surveys and may occur within 45 days of the Company giving notice to FRI to close or, subsequent to June 30, 2003, within 45 days of either party giving notice to close. If FRI fails to close by December 31, 2003, at no fault of the Company, the Company may retain the $100,000 binder deposit and be under no further obligation to close. FRI has the right to terminate this Agreement prior to receiving the Company's notice to close if there shall exist or the consummation of the sale would cause a default in the Credit Agreement among FRI and Wachovia Bank, et. al. The Agreement was approved by a committee of independent directors of the Company after review of a development feasibility study and other materials, consultation with management and advice of independent counsel. The Company intends to structure this transaction as a tax deferred exchange under Section 1031 of the United States Internal Revenue Code and the Treasury Regulations promulgated thereunder. If the transaction closes, the Company will recognize a gain on the sale of approximately $7,772,000 net of income taxes, or $2.45 per diluted share. The tract has been rented to a subsidiary of FRI and the Company received rental income of approximately $650,000 for the 2002 fiscal year.

3. Non-recurring charges related to closed subsidiary.   In the quarter
ended September 30, 2001, the Company recorded restructuring and other one-time charges of $3,435,000 from continuing operations, resulting from the decision to shut down its third party agent/owner-operator subsidiary,
Patriot Transportation, Inc., which began operation in Fiscal 2000.   The
shutdown charge was comprised of $2,051,000 for asset write-offs, $968,000 for fixed asset impairments, $285,000 for employee severance and termination benefit costs, $90,000 for remaining lease obligations and $41,000 for additional costs associated with exiting the third party agent/owner-operator business. The $3,435,000 charge was recorded in the Consolidated Statement of Income as cost of operations of $26,000, selling, general and administrative expense of $1,805,000 and restructuring and other charges of $1,604,000.

During 2002, the Company completed a substantial portion of its activities related to the closure of the subsidiary. As a result, a recovery of restructuring charges of $100,000 was recorded. The recovery was due to better than expected disposition of owned and leased trailers, partially offset by higher severance costs. A $194,000 recovery in amounts previously charged to administrative expense was also recorded in 2002, primarily due to recovery of accounts receivable in excess of amounts anticipated.

At September 30, 2002 and 2001, $113,000 and $356,000 was included in accounts payable and accrued liabilities, representing the portion of various charges not yet expended.

Revenue and operating profit (loss) related to Patriot Transportation, Inc. for the years ended September 30 are as follows:
                         2002             2001                 2000

Revenue                  $      0     $22,623,000	            7,689,000

Operating profit (loss)  $294,000     $(6,309,000)            (361,000)


4. Long-term debt. Long-term debt at September 30 is summarized as follows (in thousands):

                                        2002       2001
Revolving credit (unsecured)          $12,500     21,000
6.5% to 9.5% mortgage notes payable
  in installments through 2020         36,101     27,074
                                       48,601     48,074
Less portion due within one year        1,311        977
                                      $47,290     47,097

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2002 is: 2003 - $1,311,000; 2004 - $1,415,000; 2005 - $1,467,000; 2006-$1,587,000; 2007-$1,695,000; 2008 and
subsequent years - $28,626,000.

On January 9, 2002, the Company and four banks signed a $37,000,000 uncollateralized revolving credit agreement (the Revolver) for a term of
three years.   The Revolver currently bears interest at an initial margin rate of 1.50% over the selected LIBOR or alternatively, 0.25% over the
prime rate of SunTrust Bank, N.A.   The margin rate may change quarterly
based on the Company's ratio of consolidated adjusted debt to earnings before interest, taxes, depreciation, amortization and rent for the previous four quarters. The Revolver contains a $5,000,000 swing line which may be used for daily borrowings. An annual commitment fee of one-quarter of one percent per annum is payable on the unused amount of the commitment during the term of the loan. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains restrictive
covenants including limitations on paying cash dividends.   Under these
restrictions, as of September 30, 2002, $5,632,000 of consolidated retained earnings would be available for payment of dividends or repurchase of common stock.

The non-recourse mortgage notes payable are collateralized by real estate having a carrying value of approximately $40,975,000 at September 30, 2002.

Certain properties having a carrying value at September 30, 2002 of $981,000 were encumbered by industrial revenue bonds that are the liability of FRI. FRI has agreed to pay such debt when due (or sooner if FRI cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.



During Fiscal 2002, 2001 and 2000 the Company capitalized interest cost of $194,000, $412,000 and $279,000, respectively.

5. Leases. At September 30, 2002, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 42,056
Commercial property                           60,312
Land and other property                       20,130
                                             122,498
Less accumulated depreciation and depletion   31,363
                                            $ 91,135

The minimum future rentals due the Company on noncancelable leases as of September 30, 2002 are as follows: 2003 - $9,027,000; 2004 - $8,730,000;
2005 - $7,993,000; 2006 - $5,817,000; 2007 - $4,097,000; 2008 and
subsequent years $13,359,000.

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

7. Stock Option Plan. The Company has a Stock Option Plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 2002, the number of shares available for issuance is 426,000 shares.

  	Option transactions for the fiscal years ended September 30 are summarized as follows:

                       2002                2001                 2000
                            Average            Average             Average
                   Options  Price(1)  Options  Price(1)   Options  Price(1)


Shares under option:
  Beginning of year 131,600 $18.67    102,600   $19.05      144,600 $17.62
  Issued             37,000  22.99     29,000    17.31            -      -
  Canceled           (7,000) 21.29          -        -       (2,000) 24.00
  Exercised         (20,600) 17.93          -        -      (40,000) 13.63

  End of year       141,000 $19.78    131,600   $18.67      102,600 $19.05

Options exercisable
 at end of year     133,560           118,040                84,520

(1) Weighted average exercise price

The following table summarizes information concerning stock options outstanding at September 30, 2002:
                          Options           Options        Weighted-Average
   Exercise Price        Outstanding        Exercisable     Remaining Life

     $ 17.25               15,000              15,000          2.2 years
       17.75               45,000              45,000          2.1 years
       24.00               18,000              10,560          6.2 years
       17.41 (Average)     42,000              42,000          8.7 years
       27.06 (Average)     21,000              21,000          9.6 years

Remaining non-exercisable options as of September 30, 2002 become exercisable by 3,720 shares each year through 2004.

The options expire ten years from the date of grant.   The options
issued in 2001 and 2002 are exercisable immediately and certain prior year options become exercisable in cumulative installments of 20% each year after a one year waiting period from date of grant.

If compensation cost for stock option grants had been determined based on the Black-Scholes option pricing model value at the grant date for the awards granted subsequent to October 1, 1996 consistent with the provisions of SFAS No. 123, the Company's net income, basic and diluted earnings per share would have been (in thousands, except per share amounts):

                             2002       2001       2000
Net income
  As reported              $5,655      2,703      2,044
  Pro forma                 5,307      2,500      2,001

Basis earnings per share:
  As reported                1.80       0.86       0.61
  Pro forma                  1.69       0.79       0.60

Diluted earnings per share
  As reported                1.79       0.86       0.61
  Pro forma                  1.68       0.79       0.60

	The SFAS 123 method has not been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future years. The fair value of options granted in 2002 was estimated to be $13.51 on the date of grant using the following assumptions; no dividend yield, expected volatility of 52.6%, risk-free interest rates of 4.5% and expected lives of 7 years. The weighted average fair value of options granted in 2001 was estimated to be $9.21 on the dates of grant using the following weighted average assumptions; no dividend yield, expected volatility of 43.2%, risk-free interest rates of 5.1% and expected lives of 7 years.

8. Income taxes. The provision for income taxes for fiscal years ended September 30 consists of the following (in thousands):

                              2002	      2001	       2000
Current:
  Federal                   $2,366         1,260        1,399
  State                        360           211          230
                             2,726         1,471        1,629
Deferred
  Federal                      728           284         (205)
  State                        161            48          (33)
                               889           332         (238)

  Total                     $3,615         1,803        1,391


  A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):



                                           2002	     2001	       2000
Amount computed at statutory
  Federal rate                            $3,152     1,532        1,168
State income taxes (net of Federal
  income tax benefit)                        338       169          135
Other, net                                   125       102           88
Provision for income taxes                $3,615     1,803        1,391

   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below:
                                           2002	     2001
Deferred tax liabilities:
 Property, plant and equipment           $11,944     11,001
 Depletion                                   570        588
 Prepaid expenses                          1,000      1,184
  Gross deferred tax liabilities          13,514     12,773
Deferred tax assets:
 Insurance reserves                        2,573      2,350
 Other, net                                  855      1,226
  Gross deferred tax assets                3,428      3,576
Net deferred tax liability               $10,086      9,197

9. Employee benefits. The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plan, an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $545,000 in 2002, $517,000 in 2001 and $433,000 in 2000.

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

The following table sets forth the plan's status reconciled with the accrued postretirement benefit cost included in the Company's consolidated balance sheet at September 30 (in thousands):

                                         2002         2001
Change in benefit obligation:
   Balance beginning of year            $ 424          380
   Service cost                            19           24
   Interest cost                           24           29
   Plan participants' contribution         11           13
   Actuarial loss(gain)                   (69)          17
   Benefits paid                          (35)         (39)
   Balance end of year                  $ 374          424



 Change in plan assets:
   Balance beginning of year            $   -            -
   Employer contributions                  24           26
   Plan participants' contribution         11           13
   Benefits paid                          (35)         (39)
   Balance end of year                  $   0            0

Funded status                           $(374)        (424)
Unrecognized net gain                    (227)        (186)
Unrecognized prior service cost             -            -

Accrued postretirement benefit costs    $(601)        (610)

Net periodic postretirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):

                                          2002	      2001	       2000
Service cost of benefits earned during
 the period                              $  19           24          23
Interest cost on APBO                       24           29          26
Net amortization and deferral              (28)         (21)        (20)
Net periodic postretirement benefit
 cost                                    $  15           32          29

  The discount rate used in determining the Net Periodic Postretirement Benefit Cost and the APBO was 7.0% for 2002, 7.5% for 2001 and 7.75% for 2000. No medical trend is applicable because the Company's share of the cost is frozen.

10. Business segments.   The Company has identified two business segments,
each of which is managed separately along product lines.   The Company's
operations are substantially in the Southeastern and Mid-Atlantic states.

    The transportation segment hauls liquid and dry bulk commodities by motor carrier. The real estate segment owns real estate of which a substantial portion is under mining royalty agreements or leased. The real estate segment also holds certain other real estate for investment and is developing commercial and industrial properties.

    Operating results and certain other financial data for the Company's business segments are as follows (in thousands):
                                           2002	        2001	   2000
Revenues:
  Transportation (a)                    $ 81,921      103,189      80,152
  Real estate (b)                         15,028       18,069      13,710
                                        $ 96,949      121,258      93,862

Operating profit:


  Transportation (a)                    $  5,057       (2,248)        118
  Real estate (b)                          8,864       11,550       8,258
  Corporate expenses                      (1,508)      (1,424)     (1,536)
  Operating profit                      $ 12,413        7,878       6,840

Capital expenditures:
  Transportation                        $ 11,430        5,011      12,091
  Real estate                              7,179       12,920       9,762
  Other                                        0          497           8
                                        $ 18,609       18,428      21,861

Depreciation, depletion and
amortization:
  Transportation                        $  7,876        8,175       8,191
  Real estate                              2,961        3,259       2,897
  Other                                      249           37          56
                                        $ 11,086       11,471      11,144

Identifiable assets at September 30:
  Transportation                        $ 47,519       48,987      54,836
  Real estate                            105,850      101,274      92,166
  Cash                                       529          440         633
  Unallocated corporate assets             1,565        2,058         376
                                        $155,463      152,759     148,011


(a) Fiscal 2001 and 2000 include revenues of $22,623,000 and $7,689,000 and operating of losses of $6,309,000 and $361,000, respectively attributed to Patriot Transportation, Inc. which ceased operations in September, 2001.

(b) Fiscal 2002, 2001 and 2000 includes revenue of $554,000, $3,978,000, and
$2,260,000 and operating profit of $323,000, $2,886,000, and $1,533,000, respectively, from the sale of real estate.

11. Acquisition. On May 30, 2002, the Company acquired substantially all of the operating assets of Infinger Transportation Company, Inc. (Infinger), a regional tank truck carrier based in Charleston, South Carolina. The acquisition was accounted for as a purchase. The purchase price was approximately $3,698,000, including costs associated with the acquisition. The purchase price, which was financed through the revolving credit facility, has been allocated to the assets acquired based on their respective fair values. The purpose of the acquisition was to enable the Company to expand into new markets and increase capacity in existing markets. No goodwill was recorded in the transaction.

12. Fair values of financial instruments. At September 30, 2002 and 2001, the carrying amount reported in the consolidated balance sheet for cash and cash equivalents, short-term notes payable to bank and revolving credit approximate their fair value. The fair values of the Company's other long-term debt are estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2002, the carrying amount and fair value of such other long term debt was $36,101,000 and $38,450,000, respectively.

13. Contingent liabilities. Certain of the Company's subsidiaries are involved in litigation on a number of matters and are subject to certain
claims which arise in the normal course of business.   The Company has
retained certain self-insurance risks with respect to losses for third party liability and property damage. In the opinion of management, none of these matters are expected to have a materially adverse effect on the Company's consolidated financial statements.



14. Commitments. At September 30, 2002, the Company had entered into various contracts to purchase and develop real estate with remaining commitments totaling $8,727,000, and to purchase transportation equipment for approximately $4,722,000.




Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders of Patriot Transportation Holding, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Patriot Transportation Holding, Inc. and its subsidiaries at September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




PricewaterhouseCoopers LLP

November 15, 2002
Jacksonville, Florida






Independent Auditors' Report

To the Board of Directors and Shareholders
Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated balance sheet of Patriot Transportation Holding, Inc. and subsidiaries as of September 30, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Patriot Transportation Holding, Inc. and subsidiaries at September 30, 2001, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche, LLP
Certified Public Accountants

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

Edward L. Baker (1)
Chairman of the Board of the Company
and of Florida Rock Industries, Inc.

John D. Baker II (1)
President and Chief Executive
Officer of Florida Rock Industries, Inc.

Thompson S. Baker II
Vice President of
Florida Rock Industries, Inc.

David H. deVilliers, Jr.
Vice President of the Company and
President of FRP Development Corp.,
the Company's northern
real estate operations

Luke E. Fichthorn III (3)
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

Francis X. Knott (2)
Chairman of Partner Management Co., LLC
and of Partners Realty Trust, Inc.

Robert H. Paul III (2)(3)
Chairman of the Board, President
and Chief Executive Officer of
Southeast-Atlantic Beverage Corporation

H. Jay Skelton (2)
President and Chief Executive Officer of
DDI, Inc.

Martin E. Stein, Jr. (3)
Chairman and Chief Executive Officer of
Regency Centers Corporation and
Chairman of the Regency Group, Inc.

James H. Winston (3)
President of LPMC of Jax, Inc.,
Omega Insurance Company and Citadel
Life & Health Insurance Co.
________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

Officers

Edward L. Baker
Chairman of the Board

John E. Anderson
President and Chief Executive Officer

David H. deVilliers, Jr.
Vice President
President, FRP Development Corp.,
the Company's northern real estate
operations

Ray M. Van Landingham
Vice President, Finance and Administration and Chief Financial Officer

Gregory B. Lechwar
Controller

Rick J. Copley
President, SunBelt Transport, Inc.

John R. Mabbett III
President, Florida Rock & Tank Lines, Inc.



Patriot Transportation Holding, Inc.

General Office:  1801 Art Museum Drive
Jacksonville, Florida  32207
Telephone:  (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 2 p.m. local time, on Wednesday, February 5, 2003, 155 East 21st Street, Jacksonville, Florida, 32206.

Transfer Agent

Wachovia Bank, N.A.
Corporate Trust Client Services NC-1153
1525 West W. T. Harris Boulevard - 3C3
Charlotte, NC  28288-1153

Telephone:  1-800-829-8432

General Counsel

Lewis S. Lee, Esquire
McGuireWoods LLP
Jacksonville, Florida

Independent Auditors

PricewaterhouseCoopers LLP
Jacksonville, Florida

Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)

Form 10-K


Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2002 as filed with the Securities and Exchange Commission by writing to the Treasurer at 1801 Art Museum Drive Suite 300, Jacksonville, Florida 32207.


34