Form 10-K, Exhibit 13
period 2005-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2005-12-29
CIK 844059

Annual Report 2005

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)


                                                                   %
                                             2005      2004     Change
                                                    (restated)

Revenues                                   $131,036  115,789      13.2
Gross profit                               $ 24,993   22,482      11.2
Operating profit                           $ 15,191   13,430      13.1
Income before income taxes                 $ 11,945    9,975      19.8
Income from continuing operations          $  7,609    6,096      24.8
Discontinued operations                    $      -   14,644    -100.0
Net income                                 $  7,609   20,740     -63.3

Per common share:
 Income from continuing operations
  Basic                                    $   2.58     2.08      24.0
  Diluted                                  $   2.50     2.05      22.0

 Discontinued operations
  Basic                                    $      -     5.00    -100.0
  Diluted                                  $      -     4.92    -100.0

 Net income
  Basic                                    $   2.58     7.08     -63.6
  Diluted                                  $   2.50     6.97     -64.1


Total Assets                               $193,715  186,821       3.7
Total Debt                                 $ 50,900   48,901       4.1
Shareholders' Equity                       $107,901   98,972       9.0
Book Value Per Common Share                $  36.39    33.79       7.7


BUSINESS. The Company is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is a Southeastern U.S. based transportation company concentrating in the hauling of primarily petroleum products but also other liquid and dry bulk commodities by tank trucks. SunBelt Transport, Inc. (SunBelt) serves the flatbed portion of the trucking industry in the Southeastern U.S., hauling primarily construction materials. The Company's real estate group, comprised of FRP Development Corp. and Florida Rock Properties, Inc., acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

OBJECTIVES. The Company's dual objectives are to continue building a substantial transportation company and a real estate company providing sound long-term growth, cash generation and asset appreciation.

  TRANSPORTATION

Internal growth is accomplished by a dedicated and competent work force emphasizing superior service to customers in existing markets, developing new transportation services for customers in current market areas and expanding into new market areas.

External growth is designed to broaden the Company's geographic market area and delivery services by acquiring related businesses.

  REAL ESTATE

The growth plan is based on the acquisition, development and management of commercial warehouse/office rental properties located in appropriate sub-markets in order to provide long-term positive cash flows and capital appreciation.




TO OUR SHAREHOLDERS

Patriot completed Fiscal 2005 with encouraging momentum in both its transportation and real estate businesses.

Consolidated revenues increased 13.2% over last fiscal year to $131,036,000. Operating profit climbed 13.1%, and income from continuing operations advanced 24.8% to $7,609,000. Net income declined in 2005 due primarily to a $14,456,000 gain in 2004 from the sale of properties, compared to no gain in 2005. Diluted earnings per common share for Fiscal 2005 were $2.50, and book value per common share increased 7.7% from the previous year to $36.39.

A continuing strong regional and national economy fostered demand for the Company's transportation hauling services and its flexible warehouse/office portfolio in the Middle Atlantic region. Favorable interest rates helped fuel residential and commercial construction spending, which in turn continued to generate strong demand for hauling services for construction products. Generally broad, solid demand across Patriot's businesses contributed to another year of favorable pricing conditions.

Transportation Group

The Company's Transportation Group began Fiscal 2005 with the following operational objectives:

	- Operate safely - nothing we do is more important;
	- Raise prices including fuel surcharges as appropriate;
	- Man the equipment - recruit/retain qualified drivers;
	- Maximize equipment utilization.

These imperatives stemmed from a number of continuing challenges confronting the trucking industry. Operating costs have been seriously escalating. Driver pay represents the largest single component. Trucking capacity growth has remained under pressure from widespread driver shortages. Some estimates put the national driver shortages at 20,000, with as many as 500,000 new drivers needed over the next decade to offset retirements and to satisfy basic economic expansion. Not surprisingly, driver turnover for larger truckload carriers during 2005 reached close to record highs of 129%, and accident frequency and turnover remain closely correlated.

Liability insurance, workers compensation insurance and group health claims rival fuel for the next largest category of operating expense. Health cost increases for businesses have continued to climb at double-digit rates. Liability insurance markets have only recently begun to soften though after-effects from the 2005 hurricane season could alter this picture. Trucking companies must continue to improve their safety programs to remain insurable and therefore viable.

Diesel fuel costs across the nation continued to set new record highs throughout much of the summer and fall together with serious pricing and availability impacts resulting from Hurricane Katrina. This incessant pounding from spiking fuel costs contributed directly to accelerating business failures among trucking companies, which further compounded capacity constraint. Trucking bankruptcies and rapidly rising diesel fuel costs have generally been closely correlated over a number of years.

New equipment prices for tractors and trailers climbed substantially during the year in reaction to intense national and world demand for commodities, especially steel, iron, copper and aluminum plus tire prices from record crude oil levels. In addition, periodic EPA mandates (next effective for 2007 engines) for lower engine sulfur emissions also contributed to higher Class 8 tractor prices while lowering mileage efficiency and adding to fuel expense.

The encouraging offsets at Patriot to these challenges have been a continuing strong demand and pricing climate coupled with excellent leadership and teamwork at both Florida Rock & Tank Lines, Inc. and SunBelt Transport, Inc. New, comprehensive accident prevention programs were installed within both subsidiaries. Specific targets for Accident Frequency Ratios ("AFR's"-incidents per million miles traveled) were established when Fiscal 2005 began. These targets were tied directly to the Company's annual cash incentive compensation program from the CEO of Patriot Transportation Holding, Inc. down through virtually all operating and managerial levels of each transportation subsidiary. AFR targets for each subsidiary represented material reductions from prior years and were intended to be "stretch" goals. Each company achieved their targets, and the program has been incorporated again for Fiscal 2006 into Patriot's annual management bonus plan.

Freight rate prices have been, and will continue to be, aggressively expanded by each company, including appropriate adjustments to fuel price surcharges. Severe diesel fuel escalation has been mostly offset within the Transportation Group.

Driver recruitment/retention will remain a challenge. Additional full-time recruiters, supported by new electronic information software, have been added. Driver pay and benefits have been expanded, with special attention to quality-of-life issues for our drivers. We value and appreciate our drivers, and we want them to know this.

Finally, equipment utilization continued to improve following similar results in Fiscal 2004. Annual revenue per driver and per tractor climbed again at both Florida Rock & Tank Lines, Inc. and SunBelt Transport, Inc. Replacement and expansion rolling stock is on order, and the Transportation Group maintains a healthy balance sheet with no debt.

Real Estate Group

Continued warehouse/office portfolio expansion, increased permitting/horizontal development preparation at Bird River, and focus toward final development zoning for the Company's 5.8 acre site in Washington, D.C. describe primary activities of the Real Estate Group during Fiscal 2005. Scouting undeveloped land parcels for expansion and implementation of a major repair and expenditure program for the existing portfolio also characterized the year.

The Group's most recent portfolio expansion, a 145,180 square foot warehouse/office, was completed and placed in service during the fourth quarter. This new building is located within the Group's Hillside Business Park near the Baltimore-Washington International Airport. The project was a build-to-suit now under long-term lease. This new building required a great deal of construction-related sophistication. It increased the Group's total developed portfolio by almost 7% to 2,332,000 square feet that was 86.8% occupied at fiscal year-end. The new addition will increase annualized lease revenues from total developed buildings by about 14%.

Pre-development activities increased during the year in support of both the commercial and residential components of the Group's 104 developable acres near Bird River in southeastern Baltimore County. Residential lots to be developed are under contract to be sold to a major national homebuilder. An additional 515,000 square feet of warehouse/office capacity is slated for development on approximately 42 acres within the larger site.

A great deal of effort continues to be expended toward final development zoning approval for the Company's 5.8 acre undeveloped site located on the Anacostia River in southeastern Washington, D.C. The Company is requesting approval of a modified Planned Unit Development ("PUD") providing for a maximum commercial density of 625,000 square feet and residential density of 440,000 square feet. The new zoning, if approved, would allow 2 years for development to commence.

Amidst these re-zoning efforts, Major League Baseball and local elected officials announced agreement in 2005 whereby a major league team would re-locate to the District and eventually play its home games in a proposed new stadium there. The proposed location of this new stadium is currently planned for Washington's southeastern quadrant near the Company's 5.8 acre parcel. The Company continues to follow this development and assess its impact on the Company's development plans.

As for other real estate activities, asset management efforts remain underway for various undeveloped land parcels within the Company's ownerships. Regarding developed portfolio growth, a new warehouse/office project, 7020 Dorsey Road is now underway. This 83,232 square foot building will be constructed within the Group's Hillside Business Park.

Conclusion

Fiscal 2005 represented a period of real progress for all of us at Patriot. Targeted efforts will continue aimed at developing and enhancing the most critical asset never seen on our balance sheet - our organization.

We therefore want to extend our continuing appreciation to the people of Patriot, our customers and our shareholders for your commitment and support.

Respectfully yours,



Edward L. Baker
Chairman


John E. Anderson
President & Chief Executive Officer


OPERATING PROPERTIES

Transportation. During Fiscal 2005, the Company's transportation group operated through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks. SunBelt Transport, Inc. (SunBelt) is engaged primarily in hauling building and construction materials on flatbed trailers.

Tank Lines operated from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Dalton, Macon and Savannah, Georgia; Knoxville, Tennessee; and Charlotte and Wilmington, North Carolina. SunBelt's flatbed fleet is based in Jacksonville and Tampa, Florida; Atlanta and Savannah, Georgia; South Pittsburg, Tennessee; and Mobile, Alabama and operates primarily in the Southeastern U.S.

At September 30, 2005, the transportation group owned and operated a fleet of 604 trucks, and owned a fleet of 917 trailers.

During Fiscal 2005, the transportation group purchased 105 new tractors and 87 new trailers and had commitments to purchase an additional 77 tractors and 26 trailers at September 30, 2005. The Fiscal 2006 capital expenditure plan is based on maintaining a modernized tank and flatbed fleet and includes the purchase of approximately 52 new tractors and 84 new trailers in addition to the equipment under commitment at September 30, 2005. The fleet modernization program has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

Real Estate. The real estate group operates the Company's real estate and property development activities through subsidiaries.

The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits, substantially all of which is leased to Florida Rock Industries, Inc. (FRI) under mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums; and,
(iii) land held for future appreciation or development.

At September 30, 2005, the Company owned 10 parcels of land containing 404 usable acres in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres near the Baltimore-Washington International Airport. The Company plans to develop approximately 540,000 square feet of warehouse/office space on this site. Infrastructure work on the site is substantially completed and three buildings with a total of 419,980 square feet are completed and leased, each to a single tenant.
Current plans are to construct an additional 80,000 square feet of warehouse/office space in late fiscal 2006.

2) Lakeside Business Park in Harford County, Maryland consists of 83 usable acres. Seven warehouse/office buildings, totaling 671,550 square feet, have been constructed and are 94% leased. The remaining 31 acres are available for future development and will have the potential to offer an additional 485,000 square feet of comparable product.

3) 6920 Tudsbury Road in Baltimore County, Maryland contains 5.3 acres with 86,100 square feet of warehouse/office space that is 100% leased.

4) 8620 Dorsey Run Road in Howard County, Maryland contains 5.8 acres with 84,600 square feet of warehouse/office space. The lessee at Dorsey Run vacated the premises at the end of its lease term on December 31, 2004. An agreement has been executed to lease 40,000 square feet to commence on January 1, 2006.

5) Rossville Business Center in Baltimore County, Maryland contains approximately 10 acres with 190,517 square feet of warehouse/office space and is 87% leased.

6) 34 Loveton Circle in suburban Baltimore County, Maryland contains
8.5 acres with 29,722 square feet of office space which is 100% leased. The Company occupies 24% of the space and 23% is leased to FRI's subsidiary Arundel.

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space which is 92% leased.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 71% leased.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space which is 68% leased.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space which is 100% leased.

Future Planned Developments. The Bird River property, located in southeastern Baltimore County, Maryland, is a 179-acre tract of land that will have direct access to Maryland State Road 43 intended to connect I-95 with Martin State Airport. This property is currently zoned for residential and commercial use with 104 developable acres. The Company plans to develop and lease approximately 515,000 square feet of multiple warehouse/office buildings on the 42 developable acres zoned for commercial use.

A subsidiary of the Company has entered into an agreement to develop and sell to a major national homebuilder a minimum of 292 residential lots on the residential portion of the Bird River Property. The agreement is subject to a number of contingencies, including (i) the approval by Baltimore County of a Planned Unit Development (PUD) by July 1, 2006 allowing the development of a minimum of 292 residential lots, (ii) the construction of Route 43, (iii) vehicular, water and sewer connection access to the property by July 1, 2007 at what the subsidiary deems to be a commercially reasonable cost, and (iv) other customary conditions precedent. Assuming that these conditions are satisfied and the development proceeds, the agreement provides for a minimum aggregate purchase price for these lots of $28,705,000.

Patriot owns approximately 3,443 acres of land near Brooksville, Florida that it leases to FRI under a long-term mining lease. FRI also owns approximately 553 acres of land in Brooksville. Patriot and FRI management believe that FRI and Patriot may possibly realize greater value from the Brooksville property through development rather than continued mining. Accordingly, the independent directors of Patriot and FRI are considering a proposal to form a 50-50 joint venture to develop the Brooksville property. If this proposal is approved, the joint venture development will move forward only if zoning and permitting approvals are obtained that permit development of property in a manner acceptable to Patriot and FRI; otherwise, Patriot intends to continue to lease the property to FRI for mining and related purposes. If the development proceeds, FRI will continue to conduct mining operations on at least a portion of the property.

The Company owns a 5.8 acre parcel of undeveloped real estate in the southeast quadrant of Washington, D.C. that fronts the Anacostia River and a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, these properties are leased to FRI on a month-to-month basis.

For several years, the Real Estate Group has been pursuing development efforts with respect to the 5.8 acre parcel. The Company previously obtained Planned Unit Development (PUD) Zoning approval for development of the property and has been working to obtain approval of a modified PUD that would allow up to 625,000 square feet of commercial development and up to 440,000 square feet of residential development. If the modified PUD is approved, the Company would have up to two years to commence development in accordance with the modified PUD.

The development of this property is likely to be impacted, at least to some degree, by the proposed construction on nearby property of a new baseball stadium for the Washington Nationals baseball team. While the Company currently believes that the construction of this proposed stadium would be a positive development for the property, the Company cannot yet determine the potential impact on its development plans if the stadium is built at the proposed location. The Company will monitor ongoing developments relating to the stadium while continuing to pursue its existing plans to develop the property.

The Company owns a 50-acre, rail accessible site on Commonwealth Avenue in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of eventual warehouse/office build-out.





Five Year Summary-Years ended September 30
(Dollars and shares in thousands except per share amounts)

                        2005     2004       2003      2002     2001
                              (restated)(restated)(restated)(restated)
Summary of Operations:
Revenues(a)          $131,036   115,789    102,561    95,898   119,206
Gross profit(b)      $ 24,993    22,482     17,590    20,008    20,850
Operating profit     $ 15,191    13,430      9,437    11,879     6,936
Interest expense     $  3,276     3,907      3,497     3,164     3,394
Income from continuing
 operations          $  7,609     6,096      3,627     5,332     2,171
Per Common Share:
Basic                $   2.58      2.08       1.19      1.70       .69
Diluted              $   2.50      2.05       1.18      1.68       .69
Discontinued
 operations          $      -    14,644      1,023       516       665
Net income           $  7,609    20,740      4,650     5,848     2,836
Per Common Share:
Basic                $   2.58      7.08       1.53      1.86       .90
Diluted              $   2.50      6.97       1.51      1.85       .90

Financial Summary:
Current assets       $ 19,569    30,066     13,965    11,490    16,248
Current liabilities  $ 16,221    23,099     11,220    11,972    16,728
Property and
 equipment, net      $164,936   149,011    139,379   138,367   131,170
Total assets         $193,715   186,821    166,643   156,769   153,753
Long-term debt       $ 48,468    41,185     57,816    47,290    47,097
Shareholders' equity $107,901    98,972     78,914    79,970    73,729
Net Book Value
 Per common Share    $  36.39     33.79      26.91     25.31     23.48

Other Data:
Weighted average common
 shares - basic      2,950     2,931     3,033      3,143     3,157
Weighted average common
 shares - diluted    3,039     2,976     3,066      3,165     3,158
Number of employees    903       908       845        861       850
Shareholders of record 679       702       745        767       788

The financial data presented above has been revised to reflect a restatement. For information with respect to the restatement, see
Note 2 of notes to the accompanying consolidated financial statements.

(a) Fiscal 2001 includes revenues of $22,623,000 and operating losses of $6,309,000, attributed to Patriot Transportation, Inc.
which ceased operations in September, 2001.

(b) Fiscal 2003, 2002, and 2001 include gains on the sale of real estate of $47,000, $323,000, and $2,886,000, respectively.


Quarterly Results (Restated for 2005)(unaudited)

(Dollars in thousands except per share amounts)

	               First	       Second	       Third	       Fourth
                   2005     2004    2005    2004    2005    2004    2005   2004

Revenues        $31,419   27,684  32,059  28,386  33,106  29,670  34,452 30,049
Gross profit    $ 5,962    5,223   5,714   5,008   6,852   5,989   6,465  6,262
Income from continuing
  Operations    $ 1,684    1,231   1,573   1,248   2,140   1,913   2,212  1,704
Discontinued
  Operations    $     -       87       -   5,727       -   9,041       -   (211)
Net income      $ 1,684    1,318   1,573   6,975   2,140  10,954   2,212  1,493

Basic earnings per common share:
  Income from continuing
   Operations   $  .57       .42     .53     .43     .72     .65     .75    .58
  Discontinued
   Operations        -       .03       -    1.95       -    3.09       -   (.07)
  Net income    $  .57       .45     .53    2.38     .72    3.74     .75    .51

Diluted earnings per common share:
  Income from continuing
   operations   $  .56       .41     .52     .42     .70     .64     .72    .57
  Discontinued
   operations        -       .03       -    1.92       -    3.04       -   (.07)
  Net income    $  .56       .44     .52    2.34     .70    3.68     .72    .50

Market price per common share:
    High        $44.99	   33.90   53.92   37.50   52.76   37.72   68.70  34.02
    Low         $32.15	   28.65   42.46   30.00   42.70   30.51   52.45  31.74

The financial data presented above has been revised to reflect a restatement of amounts previously reported for the 2005 quarters. For information with respect to the restatement, see Note 2 of notes to the accompanying consolidated financial statements.

         Quarterly Results for the Year Ended September 30, 2005
		 First            Second               Third
              As                 As                  As
          Previously   As    Previously   As     Previously   As
	   Reported_Restated_Reported  Restated  Reported  Restated

Revenues    $31,374  31,419    32,014    32,059    33,061    33,106
Gross Profit  5,917   5,962     5,669     5,714     6,807     6,852
Income from continuing
 operations   1,656   1,684     1,545     1,573     2,112     2,140
Net income    1,656   1,684     1,545     1,573     2,112     2,140

Earnings per common share:
 Basic          .56     .57       .52       .53       .71       .72
 Diluted        .55     .56       .51       .52       .69       .70



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.

Executive Overview

Patriot Transportation Holding, Inc. (the Company) is a holding company engaged in the transportation and real estate businesses through wholly owned subsidiaries.

The Company's transportation business operates through two subsidiaries: Florida Rock & Tank Lines, Inc. (Tank Lines) is engaged in hauling primarily petroleum related bulk liquids and dry bulk commodities in tank trailers. SunBelt Transport, Inc. (SunBelt) is engaged in hauling primarily building and construction materials on flatbed trailers.

The Company's real estate business is operated through two subsidiaries: Florida Rock Properties, Inc. and FRP Development Corp. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits, substantially all of which is leased to Florida Rock Industries, Inc. under mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums; and, (iii) land held for future appreciation or development.

The Company is a related party to Florida Rock Industries, Inc. (FRI) because four of the Company's directors are also directors of FRI and such directors own approximately 26.1% of the stock of FRI and 49.5% of the stock of the Company. The Company derived 5.1% of its consolidated revenue from FRI in fiscal 2005.

Fiscal 2005 showed growth in income from continuing operations but a decrease in net income due to gains from discontinued operations in the previous year. Income from continuing operations was $7,609,000 or $2.50 per diluted share in fiscal 2005, an increase of 24.8% compared to $6,096,000 or $2.05 per diluted share in fiscal 2004. This increase was generated primarily from the revenue growth in both the transportation segment and developed properties while fixed expenses remained steady.

Net income decreased to $7,609,000 in fiscal 2005 from $20,740,000 in 2004, primarily as a result of the sales of properties classified as discontinued operations in 2004. Three properties were sold to FRI during 2004, which resulted in an after tax gain of $14,456,000.

Restatement of Prior Financial Information. The Company restated its consolidated balance sheet as of September 30, 2004 and its consolidated statement of shareholders' equity for the year then ended. There were no differences related to corrections reported in the consolidated statements of income or cash flows for the year ended September 30, 2004. The Company also restated its consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 2003. In addition, the Company restated its quarterly results of operations for fiscal 2005. The restatement also affected periods prior to fiscal 2003 and those periods have been restated where presented. The restatement corrects our historical lease accounting practices. See Note 2 of the accompanying Notes to Consolidated Financial Statements for more information. We did not amend our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the restatement, and the financial statements and related financial information contained in such reports should no longer be relied upon.

Transportation. The Company generates transportation revenue by providing over the road hauling services for customers primarily in the petroleum products (Tank Lines) and building construction materials industry (SunBelt). The majority of our petroleum products customers are major oil companies and convenience store chains, who sell gasoline or diesel fuel directly to the retail market. Our customers in the building construction industries are generally the manufacturer of the products who contract with us to deliver goods to their customers or within their distribution systems.

Our customers generally pay for services based on miles driven. We also bill for other services that may include stop-offs, pump-offs, and load tarping. Additionally, we may bill customers a fuel surcharge that relates to the fluctuations in diesel fuel costs.

Miles hauled and rates per mile are the primary factors impacting transportation revenue. Generally, changes in miles or rates will affect revenue. Given the large increases in diesel fuel costs over the past 30 months, fuel surcharges have become a critical factor affecting overall transportation revenue.

On long-haul trips we generally bill for miles driven while under load. We calculate and monitor weekly a loaded mile factor, which is the ratio of loaded miles to total miles. A decrease in the loaded mile factor will have a negative effect on operating profit. SunBelt is acutely affected by the loaded mile factors, as the majority of its trips are medium-haul (approximately 350 miles). Tank Lines, on the other hand, primarily engages in short-haul (approximately 95 miles) out-and-back deliveries and generally is paid for round trip miles.

Operating safely, efficient equipment utilization, appropriate freight rates, and driver retention are the most critical factors in maintaining profitable operations. Statistics related to these factors are monitored weekly and monthly. Operating expenses are generally split evenly between variable (driver pay, fuel, and maintenance) and fixed costs (overhead, insurance and depreciation). As a result, increases in revenue will generally improve our operating ratios.

During Fiscal 2005 we saw record diesel fuel costs as well as a continuation of rising liability, workers compensation and health care insurance costs. Due to related decreases in capacity in the trucking industry and increased freight demand, we have been successful in increasing freight rates and fuel surcharges. We are monitoring legislative changes affecting the trucking industry, notably hours-of-service rules and increased driver qualifications for hazardous material transporting, to determine the effect on our operations.

Real Estate. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware, and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits; and (iii) land held for future appreciation or development.

Revenue from land and/or buildings under rental agreements is generated primarily from leasing our portfolio of flex office/warehouse buildings. Our flex office/warehouse product is a functional warehouse with the ability to configure portions as office space as required by our tenants. We lease space to tenants who generally sign multiple year agreements. Growth is achieved by increasing occupancy and lease rates in existing buildings and by developing or acquiring new warehouses. We attempt to develop or purchase properties in areas that have high growth potential and are accessible to major interstates or other distribution lanes.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse parks at September 30, 2005:
                                             Total
Development          Location              Sq. feet     % Occupied

Hillside          Anne Arundel Co., MD      419,980       100.0%
Lakeside          Harford Co., MD           671,550        93.6%
Tudsbury          Baltimore Co., MD          86,100       100.0%
Dorsey Run (1)    Howard Co., MD             84,600         0.0%
Rossville         Baltimore Co., MD         190,517        87.0%
Loveton           Baltimore Co., MD          29,722       100.0%
Oregon            Anne Arundel Co., MD      195,615        92.5%
Arundel           Howard Co., MD            162,796        71.4%
Interchange       New Castle Co., DE        303,006        68.5%
Azalea Garden     Norfolk, VA               188,093       100.0%
                                          2,331,979        86.8%

(1) An agreement has been executed to lease 40,000 square feet commencing on January 1, 2006.

In addition to the completed buildings, land is available to construct additional buildings at Hillside Business Park (120,000 square feet) and Lakeside Business Park (485,000 square feet). Current plans are to complete construction of an additional 80,000 square feet at Hillside in fiscal 2006.

We also own a portfolio of mineable land, substantially all of which is leased to FRI under long-term mining royalty agreements, whereby we are paid a percentage of the revenues generated from mined product sold or annual minimum rents. The mines primarily consist of construction aggregates, such as stone and sand and calcium deposits.

Properties held for future development include:

Bird River in southeastern Baltimore County is a 179-acre tract currently zoned for residential and commercial use with 104 developable acres. The Company has a contract to develop and sell to a major national homebuilder a minimum of 292 residential lots. The Company plans to develop approximately 515,000 square feet of multiple warehouse/office buildings on the 42 developable acres zoned for commercial use.

The Company owns a 5.8 acre parcel of undeveloped real estate in the southeast quadrant of Washington, D.C. that fronts the Anacostia River and a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, these properties are leased to FRI on a month-to-month basis.

For several years, the Real Estate Group has been pursuing development efforts with respect to the 5.8 acre parcel. The Company previously obtained Planned Unit Development (PUD) Zoning approval for development of the property and has been working to obtain approval of a modified PUD that would allow up to 625,000 square feet of commercial development and up to 440,000 square feet of residential development. If the modified PUD is approved, the Company would have up to two years to commence development in accordance with the modified PUD.

The development of this property is likely to be impacted, at least to some degree, by the proposed construction on nearby property of a new baseball stadium for the Washington Nationals baseball team. While the Company currently believes that the construction of this proposed stadium would be a positive development for the property, the Company cannot yet determine the potential impact on its development plans if the stadium is built at the proposed location. The Company will monitor ongoing developments relating to the stadium while continuing to pursue its existing plans to develop the property.

Commonwealth Avenue is a 50-acre, rail accessible site in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                Fiscal Years ended September 30
(dollars in thousands)        2005     %      2004     %      2003     %

Transportation revenue     $101,934   90%    94,786   95%    85,028   97%
Fuel surcharges              10,890   10%     4,638    5%     2,968    3%

Revenues                    112,824  100%    99,424  100%    87,996  100%

Compensation and benefits    44,185   39%    40,779   41%    37,192   42%
Fuel expenses                21,555   19%    14,779   15%    12,320   14%
Insurance and losses         11,925   11%    11,462   12%    11,144   13%
Depreciation expense          7,920    7%     7,875    8%     8,171    9%
Other, net                   12,499   11%    11,317   11%    10,129   12%

Cost of operations           98,084   87%    86,212   87%    78,956   90%

Gross profit               $ 14,740   13%    13,212   13%     9,040   10%

The Transportation group's goals for 2005 were to operate safely, improve freight rates and fuel surcharges, recruit and retain qualified drivers and maximize equipment utilization.

Revenues 2005 vs 2004 - Transportation segment revenues were $112,824,000, an increase of $13,400,000 or 13.5% over last year. The average price paid per gallon of diesel fuel increased $0.55 over 2004 and as a result fuel surcharge revenue increased $6,252,000. Excluding fuel surcharges, revenue per mile increased 5.1%, reflecting better pricing for our services. Revenue miles in the current year were up 2.3% compared to 2004 and were constrained by low driver availability.

Revenues 2004 vs 2003 - Transportation segment revenues were $99,424,000, an increase of $11,428,000 or 13.0% over 2003.
Transportation revenues increased $6,937,000 mostly due to an 8.8% increase in revenue miles, reflecting increased customer demand for transportation services. The increased demand also allowed better pricing for our services and as a result, average revenue per mile excluding fuel surcharge increased 2.5%. The average price paid per gallon of diesel fuel increased $0.17 and as a result fuel surcharge revenue increased $1,670,000.

Expenses 2005 vs 2004 - Transportation's cost of operations increased $11,872,000 to $98,084,000 in 2005, compared to $86,212,000 in 2004.
The primary factors for the increase were increased miles, higher diesel fuel costs and an increase in risk insurance costs. Average diesel fuel cost per gallon increased 36.2% in 2005 compared to 2004. Compensation and benefits were higher as a result of increased revenue miles and higher driver pay. As a percent of revenue cost of operations remained constant.

Expenses 2004 vs 2003 - Transportation's cost of operations increased $7,256,000 to $86,212,000 in 2004, compared to $78,956,000 in 2003.
The 9.2% increase was primarily due to an increase in driver compensation and increased fuel costs related to increased miles and a $.17 increase in the average price paid per gallon of diesel fuel from 2003 to 2004.

Real Estate
                                Fiscal Years ended September 30
(dollars in thousands)         2005     %      2004     %      2003     %
                                            (restated)      (restated)

Royalties and rent          $  6,143   34%     5,822   36%    5,572    39%
Developed property rentals    12,069   66%    10,543   64%    8,925    61%
Property sales                     -    0%         -    0%       68     0%

Total revenue                 18,212  100%    16,365  100%   14,565   100%

Mining and land rent expenses  1,378    8%     1,887   12%    1,806    12%
Developed property management  6,581   36%     5,208   32%    4,188    29%
Cost of property sold              -    0%         -    0%       21     0%

Cost of operations             7,959   44%     7,095   43%    6,015    41%

Gross profit                $ 10,253   56%     9,270   57%    8,550    59%

Revenues 2005 vs 2004 - Real Estate revenues increased $1,847,000 or 11.3% in 2005 to $18,212,000. Lease revenues from developed properties increased $1,526,000 or 14.5% due to an increase in occupied square feet resulting from the completion of a pre-leased 74,600 square foot building in January 2005, the purchase of a fully leased 188,000 square foot building in October 2004, and the completion of a pre-leased 145,180 square foot building in July 2005. Royalties from mining operations increased 5.5% during 2005 as a result of increased royalties per ton.

Revenues 2004 vs 2003 - Real Estate revenues increased $1,800,000 or 12.4% in 2004 to $16,365,000. Lease revenues from developed properties increased 18.1% due to the completion of a 200,200 square foot building at the Hillside Business Park in late fiscal 2003 and the purchase of a 151,000 square foot building at Interchange Boulevard in Newark, Delaware in March of 2004. Both were fully leased during the year. Royalties from mining operations increased 4.5% during 2004.

Expenses 2005 vs 2004 - Real Estate segment expenses increased slightly to $7,959,000 in 2005, compared to $7,095,000 in 2004.
Expenses related to development activities increased as a result of the new building additions.

Expenses 2004 vs 2003 - Real Estate cost of operations increased
$1,080,000 to $7,095,000 in 2004, compared to $6,015,000 in 2003. The increase is due primarily to operating expenses related to the completed building at Hillside and the two purchased buildings at Interchange Boulevard.

Consolidated Results

Gross Profit - Consolidated gross profit was $24,993,000 in 2005 compared to $22,482,000 in 2004, an increase of 11.2%. Consolidated gross profit was $22,482,000 in 2004 compared to $17,590,000 in 2003, an increase of 27.8%.

Selling, general and administrative expense - Selling, general and administrative expenses for 2005 increased $750,000 to $9,802,000 or 7.5% of consolidated revenues. The increase was due to professional fees, management incentive compensation, and additional staffing.

Selling, general and administrative expenses for 2004 increased $899,000 or 11% to $9,052,000 or 7.8% of consolidated revenues, primarily due to the accrual of management incentive compensation, which is based on the Company achieving certain profitability targets.

Interest expense - Interest expense for 2005 decreased $631,000 to $3,276,000 due to prepayment in 2004 of high rate long-term debt and lower average borrowings under the revolving credit agreement. Interest expense increased $410,000 in 2004 from 2003 due to lower capitalized interest cost and higher average interest rates.

Income taxes - Income tax expense increased $457,000 to $4,336,000 compared to $3,879,000 in 2004. This is due to higher earnings before taxes, partially offset by a decrease in the effective tax rate to 36.3% versus 39.0% last year. The decrease in the effective tax rate was due to a $203,000 reduction in state income tax reserves from the expiration of certain contingencies. Income tax expense increased $1,561,000 to $3,879,000 in 2004 compared to $2,318,000 in
2003 due to higher earnings in 2004.

Income from continuing operations - Income from continuing operations was $7,609,000 or $2.50 per diluted share in fiscal 2005, an increase of 24.8% compared to $6,096,000 or $2.05 per diluted share in fiscal 2004. Income from continuing operations increased 68.1% in 2004 from $3,627,000 or $1.18 per diluted share in fiscal 2003.

Discontinued Operations - The Company had one sale of real estate in 2003 and three sales of real estate in 2004 which have been accounted for as discontinued operations, in accordance with SFAS 144. The income from the operations and gains on sale of these components have been reflected in the consolidated income statement as income from discontinued operations, net of income taxes.

The after-tax gain from the sale of the properties in 2004 and 2003 was $14,456,000 and $657,000, respectively. The after-tax net income from the operations of the sold properties was $188,000 and $366,000 for 2004 and 2003, respectively.

Net income - Net income decreased to $7,609,000 in fiscal 2005 from $20,740,000 in 2004 as a result of the gains from property sales in 2004 classified as discontinued operations. Fiscal 2004 net income was up from $4,650,000 in 2003 due to the improved results from continuing operations and the property sales. Diluted earnings per share decreased to $2.50 in fiscal 2005 from $6.97 in 2004, and were $1.51 in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in 2005 was $10,535,000, which together with $1,377,000 from the sales of property and equipment, $16,553,000 of cash released from escrow, $877,000 in stock options exercised and $7,003,000 in additional long-term borrowings, funded the $28,574,000 purchase of property and equipment, and the $5,004,000 reduction in revolving debt and amortization of long-term debt.

Net cash provided by operating activities during 2004 was $17,050,000, which together with $30,600,000 from sales of property and equipment and $11,213,000 in additional borrowings, funded the $21,969,000 purchase of property and equipment, $21,673,000 in reduction of debt, and the repurchase of $2,510,000 of Company stock.

During 2003 and 2004 the Company sold four properties for $31,464,000 in cash, resulting in before tax gains of $24,729,000. The net proceeds of $31,172,000 from the sale of these properties were placed in escrow in anticipation of utilizing the funds to purchase replacement property in tax deferred exchanges under IRC Section 1031. Due to a competitive real estate market for suitable exchange properties, not all of the gains resulting from the property sales could be utilized under Section 1031. During fiscal 2004, $11,417,000 was used in qualified exchanges and $3,265,000 was released from escrow for general use leaving a balance in escrow of $16,553,000 at September 30, 2004. On October 1, 2004, $7,150,000 of the escrowed funds were used in a qualified exchange and the remaining funds of $9,340,000 were released for general use.

The Company obtained an $8,500,000 mortgage loan secured by a building completed in 2003 and also obtained construction financing for an ongoing project. Draws on the construction financing totaled $9,716,000 at September 30, 2005. These borrowings, combined with operating cash flows helped the Company reduce amounts borrowed under the revolver to zero.

The Company has a $37,000,000 revolving credit agreement (the Revolver) of which $37,000,000 was available at fiscal year end. The Revolver contains restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2005, $18,880,000 of consolidated retained earnings was available for payment of dividends. The Revolver was set to expire on December 31, 2004 but on November 10, 2004 was amended and restated with essentially the same terms and conditions except that the termination date was extended to December 31, 2009.

The Company had $14,739,000 of irrevocable letters of credit outstanding at September 30, 2005. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and liability insurance retentions. If these letters of credit are not extended the Company will have to find alternative methods of collateralizing or funding these obligations.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. No shares were repurchased during Fiscal 2005. During Fiscal 2004, the company repurchased 77,533 shares for approximately $2,510,000 at an average price of $32.37 per share. At September 30, 2005 the Company had $3,490,000 authorized for repurchase of shares.

The Company currently expects its Fiscal 2006 capital expenditures to be approximately $42,000,000 ($26,000,000 for real estate development expansion and $16,000,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense will be approximately $12,905,000. The Company expects to finance the expenditures from the cash flows from operating activities, secured financing on new real estate projects, and the $37,000,000 available under its revolving credit agreement.

OFF-BALANCE SHEET ARRANGEMENTS

Except for the letters of credit described above under "Liquidity and Capital Resources," the Company does not have any off balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

CRITICAL ACCOUNTING POLICIES

Management of the Company considers the following accounting policies critical to the reported operations of the Company:

Accounts Receivable Valuation. The Company is subject to customer credit risk including bankruptcies that could affect the collection of outstanding accounts receivable and straight-lined rents. To mitigate these risks, the Company performs credit reviews on all new customers and periodic credit reviews on existing customers. A detailed analysis of late and slow pay customers is at least prepared monthly and reviewed by senior management. The overall collectibility of outstanding receivables and straight-lined rents is evaluated and allowances are recorded as appropriate.

Revenue and Expense Recognition. Transportation revenue, including fuel surcharges, is recognized when there is an agreement in place, the services have been rendered to customers or delivery has occurred, the pricing is fixed or determinable and collectibility is reasonably assured. Transportation expenses are recognized as incurred.

Real estate rental revenue and mining royalties are generally recognized when earned under the leases. Rental income from leases with scheduled increases during their term is recognized on a straight-line basis over the term of the lease. Reimbursements of expenses, when provided in the lease, are recognized in the period that the expenses are incurred.

Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled substantially all of its obligations, which are typically as of the closing date.

Property and Equipment. Property and equipment is recorded at cost less accumulated depreciation. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:
                                         Years
Buildings and improvements                7-39
Revenue equipment                         7-10
Other equipment                           3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property and equipment and
intangible assets for potential impairment.   If this review
indicated that the carrying amount of the asset may not be recoverable, the Company would estimate the future cash flows expected with regards to the asset and its eventual disposition.
If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the asset. The Company performs an annual impairment test on goodwill.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. All external costs associated with the acquisition of real estate investments are capitalized as a cost of the property.

Risk Insurance. The nature of the Transportation business subjects the Company to risks arising from workers' compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $250,000 to $500,000 and has third party coverage for amounts exceeding the retention. The Company expenses during the year an estimate of risk insurance losses. Periodically, an analysis is performed, using historical and projected data, to determine exposure for claims incurred but not reported. On an annual basis the Company obtains an independent actuarial analysis. The Company attempts to mitigate losses from insurance claims by maintaining safe operations and providing mandatory safety training.

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

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2005:



                                         Payments due by period
                                     Less than     1-3       3-5   More than
                               Total   1 year     years     years   5 years

Debt Including Interest      $81,088    6,023    11,998    12,014    51,053
Operating Leases                 519      296       223         -         -
Purchase Commitments           8,167    8,167         -         -         -
Other Long-Term Liabilities    1,030       87       174       174       595

Total obligations            $90,804   14,573    12,395    12,188    51,648

INFLATION

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

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from these indicated by such forward-looking statements. These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. The following factors and other risk factors discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: driver availability and cost; regulations regarding driver qualifications and hours of service; availability and terms of financing; freight demand for petroleum products and for building and construction materials in the Company's markets; risk insurance markets; competition; general economic conditions; demand for flexible warehouse/office facilities; interest rates; levels of construction activity in FRI's markets; fuel costs; and inflation. However, this list is not a complete statement of all potential risks or uncertainties. These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's other filings made from time to time with the Securities and Exchange Commission.


CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands except per share amounts)

                                           2005       2004       2003
                                                  (restated) (restated)

Revenues:
  Transportation                        $112,824     99,424     87,996
  Real estate                             18,212     16,365     14,497
  Sale of real estate                          -          -         68
Total revenues (including revenue from
 related parties of $6,728, $7,623 and
 $7,305, respectively)                   131,036    115,789    102,561
Cost of operations:
  Transportation                          98,084     86,212     78,956
  Real estate                              7,959      7,095      5,994
  Cost of real estate sold                     -          -         21

Gross profit                              24,993     22,482     17,590

Selling, general and administrative expense
 (including expenses paid to related party
  of $174, $372 and $440, respectively)    9,802      9,052      8,153
Operating profit                          15,191     13,430      9,437
Interest income and other                     30        452          5
Interest expense                          (3,276)    (3,907)    (3,497)

Income from continuing operations
 before income taxes                      11,945      9,975      5,945
Provision for income taxes                 4,336      3,879      2,318
Income from continuing operations          7,609      6,096      3,627

Discontinued operations (Note 4):
Income from operations, net of tax             -        188        366
Gain on sale of properties, net of tax         -     14,456        657
Discontinued operations                        -     14,644      1,023

Net income                               $ 7,609     20,740      4,650

Basic earnings per common share:
Income from continuing operations        $  2.58       2.08       1.19
Discontinued operations                        -       5.00        .34

Net income                               $  2.58       7.08       1.53

Diluted earnings per common share:
Income from continuing operations        $  2.50       2.05       1.18
Discontinued operations                        -       4.92        .33

Net income                               $  2.50       6.97       1.51



Number of shares (in thousands) used in computing:
     - basic earnings per common share     2,950      2,931      3,033
     - diluted earnings per common share   3,039      2,976      3,066

See accompanying notes.


CONSOLIDATED BALANCE SHEETS - As of September 30, (In thousands, except share data)
                                                            2005        2004
                                                                   (restated)
Assets
Current assets:
  Cash and cash equivalents                              $  2,966        199
  Cash held in escrow                                           -     16,553
  Accounts receivable (including related party of
   $288 and $344 and net of allowance for doubtful
   accounts of $525 and $638, respectively)                11,731      9,123
  Inventory of parts and supplies                             799        642
  Prepaid tires on equipment                                1,959      1,930
  Prepaid taxes and licenses                                1,291        972
  Prepaid insurance                                           259        504
  Prepaid expenses, other                                     564        143
          Total current assets                             19,569     30,066
Property and equipment, at cost:
  Land                                                     62,304     56,045
  Buildings                                                97,455     77,924
  Equipment                                                79,167     73,838
  Construction in progress                                  7,799     16,423
                                                          246,725    224,230
Less accumulated depreciation and depletion                81,789     75,219
                                                          164,936    149,011

Real estate held for investment, at cost                    1,093      1,093
Goodwill                                                    1,087      1,087
Other assets                                                7,030      5,564

Total assets                                             $193,715    186,821

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  5,674      3,072
  Federal and state income taxes payable                      642      6,799
  Accrued payroll                                           3,247      2,757
  Accrued insurance reserves                                3,774      2,188
  Accrued liabilities, other                                  452        567
  Short-term notes payable                                      -      5,914
  Long-term debt due within one year                        2,432      1,802
           Total current liabilities                       16,221     23,099

Long-term debt                                             48,468     41,185
Deferred income taxes                                      14,394     16,309
Accrued insurance reserves                                  4,993      5,689
Other liabilities                                           1,738      1,567
Commitments and contingencies (Notes 15 and 16)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 2,965,075
     and 2,929,075 shares issued and
     outstanding, respectively                                297        293
  Capital in excess of par value                           27,100     25,784
  Retained earnings                                        80,504     72,895
         Total shareholders' equity                       107,901     98,972

  Total liabilities and shareholders' equity             $193,715    186,821

See accompanying notes.



	CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30,
(In thousands)

Cash flows from operating activities:                2005     2004     2003
                                                          (restated) (restated)
  Net income                                     $  7,609    20,740   4,650
  Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization         12,479    12,230  11,956
  Deferred income taxes                            (2,421)    4,916     925
  Gain on sale of real estate and equipment          (757)  (24,055)   (210)
  Tax benefit from stock option exercise              443       339      57
  Net changes in operating assets and liabilities:
  Accounts receivable                              (2,608)   (1,791)     12
  Income taxes receivable                               -         -       8
  Inventory of parts and supplies                    (157)       28     (37)
  Prepaid expenses and other current assets          (132)     (138)   (435)
  Other assets                                     (1,916)     (883)   (826)
  Accounts payable and accrued liabilities          4,677      (994) (1,173)
  Income taxes payable                             (6,157)    6,793       6
  Net change in insurance reserves and other
    long-term liabilities                            (525)     (135)    412

  Net cash provided by operating activities        10,535    17,050  15,345

Cash flows from investing activities:
  Purchase of property and equipment              (28,574)  (21,969)(20,413)
  Cash released from (placed in) escrow            16,553   (14,758) (1,795)
  Proceeds from the sale of real estate held for
   investment and property and equipment            1,377    30,600   2,094

  Net cash used in investing activities           (10,644)   (6,127)(20,114)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt          7,003    11,213   4,600
  Net(decrease) increase in revolving debt         (3,201)  (16,799)  7,500
  Repayment of long-term debt                      (1,803)   (4,874) (1,340)
  Exercise of employee stock options                  877     1,489     355
  Repurchase of Company stock                           -    (2,510) (6,118)

  Net cash provided by (used in)
  financing activities                              2,876   (11,481)  4,997

Net increase (decrease) in
  cash and cash equivalents                         2,767      (558)    228
Cash and cash equivalents at beginning of year        199       757     529

Cash and cash equivalents at end of year         $  2,966       199     757

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                    $  3,272     3,977   3,477
     Income taxes                                $ 12,472     1,159   2,004



See accompanying notes.



CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
Years ended September 30
(In thousands, except share amounts)

                                                          Capital in
                                          Common Stock     Excess of   Retained
                                       Shares     Amount   Par Value   Earnings

Balance at October 1, 2002(restated)    3,159,008  $316     $26,250    $53,404

  Shares purchased and retired           (246,300)  (25)     (2,046)    (4,047)
  Exercise of stock options                20,000     2         410          -
  Net income (restated)                         -     -           -      4,650

Balance at September 30, 2003(restated) 2,932,708   293      24,614     54,007

  Shares purchased and retired            (77,533)   (7)       (651)    (1,852)
  Exercise of stock options                73,900     7       1,821          -
  Net income                                    -     -           -     20,740

Balance at September 30, 2004(restated) 2,929,075   293      25,784     72,895

  Exercise of stock options                36,000     4       1,316          -
  Net income                                    -     -           -      7,609

Balance at September 30, 2005           2,965,075  $297     $27,100    $80,504


See accompanying notes.


NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - Patriot Transportation Holding, Inc. (Company) is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is a Southeastern transportation company concentrating in the hauling by motor carrier of primarily petroleum related bulk liquids and dry bulk commodities. SunBelt Transport, Inc. (SunBelt) serves the flatbed portion of the trucking industry primarily in the Southeastern U.S., hauling primarily construction materials. The Company's real estate group, through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

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

REVENUE AND EXPENSE RECOGNITION - Transportation revenue, including fuel surcharges, is recognized when there is an agreement in place, the services have been rendered to customers or delivery has occurred, the pricing is fixed or determinable and collectibility is reasonably assured.
Transportation expenses are recognized as incurred.

Real estate rental revenue and mining royalties are generally recognized when earned under the leases. Rental income from leases with scheduled increases during their term is recognized on a straight-line basis over the term of the lease. Reimbursements of expenses, when provided in the lease, are recognized in the period that the expenses are incurred.

Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled substantially all of its obligations, which are typically as of the closing date.

PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost less accumulated depreciation. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:
                                         Years
Buildings and improvements                7-39
Revenue equipment                         7-10
Other equipment                           3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property and equipment and intangible
assets for potential impairment.   If this review indicated that the
carrying amount of the asset may not be recoverable, the Company would estimate the future cash flows expected with regards to the asset and its
eventual disposition.   If the sum of these future cash flows (undiscounted
and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the asset. The Company performs an annual impairment test on goodwill.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. All external costs associated with the acquisition of real estate investments are capitalized as a cost of the property.

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is self-insured for its employee health insurance benefits and carries a stop loss coverage of $200,000 per covered participant per year. The Company accrues monthly the estimated cost in connection with its portion of its risk and health insurance losses. Claims paid by the Company are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.

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

STOCK OPTION AWARDS - The Company has historically accounted for its employee stock compensation plans under APB Opinion No. 25. Effective October 1, 2005 the Company will account for these options in accordance with SFAS No. 123R. See Note 9 for pro forma disclosures of net income and earnings per common share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

EARNINGS PER COMMON SHARE - Basic earnings per common share are based on the weighted average number of common shares outstanding during the
periods.   Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The only difference between basic and diluted shares used for the calculation is the effect of employee and director stock options.

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

NEW ACCOUNTING PRONOUNCEMENTS - In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement No. 123, Share-Based Payment (SFAS 123R). This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, and affects the Company's accounting for its stock option plans. The standard is effective for the Company at the beginning of its next fiscal year (October 1, 2005). The Company intends to use the modified prospective application, and therefore at the effective date compensation costs shall be included in the determination of net income for all new, modified, repurchased, or cancelled awards and all prior awards whose requisite service conditions have not been met. Compensation costs to be expensed upon adoption are the grant-date fair value of the stock option awards. While we cannot determine the impact on future net earnings as a result of the adoption of SFAS 123R, the estimated compensation expense related to prior periods is presented in Note 9. The compensation expense for future periods will be dependent on the number of options granted, the market price of the common stock at the date of grant, the vesting period and other factors. SFAS 123R also amends FASB Statement No. 95, Statement of Cash Flows, to require that the benefits associated with the tax deduction in excess of recognized compensation cost be reported as financing cash flows, rather than as a reduction of taxes paid. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date.

In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets (SFAS 153). This statement amends the guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company's consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 becomes effective for fiscal years ending after December 15, 2005. The impact of this new pronouncement is not expected to be material to the Company's financial statements.

RECLASSIFICATIONS - Certain reclassifications have been made to 2004 and 2003 financials to conform to the presentation adopted in 2005.

2.	Restatement of Financial Statements.

In November 2005, the Company initiated a review of certain aspects of its lease-related accounting practices. As a result of this review, the Company changed its practice related to recognizing rental revenue for scheduled rate increases on operating leases and restated certain historical financial information for prior periods to correct these errors in lease accounting.

Historically, the Company has recognized rental revenue for leases on a cash basis for leases with scheduled annual rate increases of 3.5% or less. Based on a re-examination of the applicable accounting literature, including SFAS No. 13, Accounting for Leases, FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases With Scheduled Rent Increases, the Company determined that the proper accounting practice is to recognize rental revenue on a straight line basis over the contractual term of the lease.

The Company restated its consolidated balance sheet as of September 30, 2004 and its consolidated statement of shareholders' equity for the year then ended. The Company also restated its consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 2003 to reflect these corrections. In addition, the Company restated its quarterly results of operations for fiscal 2005. The restatement also affected periods prior to fiscal 2003. The impact of the restatement on such prior periods has been reflected as an adjustment of $810,000 to retained earnings as of October 1, 2002 in the consolidated statements of shareholders' equity. There were no differences related to corrections reported in the consolidated statements of income or cash flows for the year ended September 30, 2004. The Company has also updated the disclosure in Notes (8, 9, 10 and 12) within these consolidated financial statements to give effect to the restatement. As a result of this restatement, the Company's financial results have been adjusted as follows (in thousands, except per share data):

                                             Year Ended September 30, 2004
				   As Previously
				      Reported       Adjustments        As Restated

Other assets               	 $       4,137           1,427                5,564
Deferred income taxes         		15,767             542               16,309
Retained earnings                 	72,010             885               72,895
Total shareholders' equity        	98,087             885               98,972


                                             Year Ended September 30, 2003
				   As Previously
				      Reported       Adjustments        As Restated


Total revenues			 $    102,440              121	            102,561
Gross profit			       17,469	           121	             17,590
Operating profit		        9,316              121 	              9,437
Income from continuing
 operations before tax		        5,824              121		      5,945
Provision for income taxes	        2,272               46		      2,318
Income from continuing
 operations			        3,552               75		      3,627
Net income			        4,575               75		      4,650

Earnings per common share:
Basic				 $       1.51              .02		       1.53
Diluted				 $       1.49              .02		       1.51

Cash flows from
 Operating activities:
 Net income			 $      4,575               75		      4,650
 Deferred income taxes		          879               46		        925
 Net changes in operating
  assets and liabilities:
 Other assets			         (705)            (121)		       (826)
 Net cash provided by
  Operating activities		       15,345                -		     15,345

3.	Transactions with Related Parties.

As of September 30, 2005, four of the Company's directors were also directors of Florida Rock Industries, Inc. ("FRI"). Such directors own approximately 26.1% of the stock of FRI and 49.5% of the stock of the Company. Accordingly, FRI and the Company are considered related parties.

The Company, through its transportation subsidiaries, hauls commodities by tank and flatbed trucks for FRI. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to FRI.

A summary of revenues derived from FRI follows (in thousands):
                                    2005           2004         2003

Transportation                   $ 1,217          1,711        1,367
Real estate                        5,511          5,912        5,938

                                 $ 6,728          7,623        7,305

Included in the 2004 and 2003 revenues are $498,000 and $863,000, respectively, of Real Estate revenues derived from FRI that have been reclassified to discontinued operations on the Consolidated Statements of Income.

The Company outsources certain functions to FRI, including some administrative, human resources, legal and risk management. Charges for services provided by FRI were $174,000 in 2005, $372,000 in 2004, and $440,000 in 2003.

During 2003 and 2004, the Company closed on previously announced agreements to sell several tracts of land to FRI as follows:

St. Mary's County, Maryland. On September 30, 2003, a subsidiary sold 796 acres of land located in St. Mary's County, Maryland to FRI for $1,836,000 in cash resulting in a gain of $657,000, after income taxes of $420,000. A committee of independent directors of the Company approved the sale after review of a developed feasibility study and other materials, consultation with management and advice from independent counsel.

Lake City, Florida. On March 30, 2004, a subsidiary sold a parcel of land and improvements containing approximately 6,321 acres in Suwannee and Columbia Counties, near Lake City, Florida to a subsidiary of FRI for $13,000,000 in cash, resulting in a gain of $5,574,000 after income taxes of $3,546,000. The sales price was approved by the Company's Audit Committee after considering among other factors, an independent appraisal, and the current use of the property and consultation with management.

Springfield, Virginia. On May 7, 2004 a subsidiary of the Company sold 108 acres of land located in the northwest quadrant of I-395 and I-495 at Edsall Road in Springfield, Virginia to FRI for $15,000,000 in cash resulting in a gain of $7,895,000, after income taxes of $5,023,000. The sales price was approved by a committee of independent directors of the Company after review of a development feasibility study and other materials, consultation with management and advice of independent counsel.

Miami, Florida. Also on May 7, 2004, a subsidiary of the Company sold a 935 acre parcel of property in Miami, Florida to FRI for $1,628,000 in cash, resulting in a gain of $987,000, after income taxes of $627,000. The property is principally composed of mined-out lakes, mitigation areas, 145 acres of mineable land and 32 acres of roads and railroad track rights-of-way. The terms of the sale were approved by the Company's Audit Committee after considering, among other factors, the terms of the existing lease agreement and consultation with management.

See Note 4 for further information regarding the accounting for the sales of these properties as discontinued operations.

4.	Discontinued Operations.

As discussed in Note 3, during the fiscal years ended September 30, 2004 and 2003, the Company sold several tracts of land, which were accounted for as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). All periods presented have been restated accordingly. A summary of discontinued operations is as follows (in thousands):

                                        2005       2004       2003

Royalty and rental income            $     -        498        863
Operating expenses                         -        190        264

Income before income taxes                 -        308        599
Income taxes                               -       (120)      (233)

Income from discontinued operations  $     -        188        366

Gain from sale of
  discontinued properties            $     -     23,652      1,077
Income taxes                               -     (9,196)      (420)

Net gain from sale of
  discontinued properties            $     -     14,456        657

5.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2005       2004
Revolving credit (uncollateralized)   $     -      3,201
Construction loan                       9,716      2,713
5.7% to 9.5% mortgage notes,
  due in installments through 2020     41,184     42,987
                                       50,900     48,901
Less portion due within one year        2,432      7,716
                                      $48,468     41,185

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2005 is: 2006 - $2,432,000; 2007 - $2,584,000;
2008 - $2,769,000; 2009 - $2,968,000; 2010 - $3,201,000; 2011 and subsequent years - $36,946,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement with four banks which was to terminate on December 31, 2004. On November 10, 2004, the Company and the four banks entered into an Amended and Restated Revolving Credit Agreement (the Revolver) with essentially the same terms and conditions except that the termination date was extended to December 31, 2009. The Revolver bears interest at an initial rate of 1% over the selected LIBOR. The margin rate may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. An initial commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains restrictive covenants including
limitations on paying cash dividends.   Under these restrictions, as of
September 30, 2005, $18,880,000 of consolidated retained earnings would be available for payment of dividends. The Company is in compliance with all restrictive covenants as of September 30, 2005.

During the fourth quarter of fiscal 2004, a subsidiary of the Company obtained a construction loan to fund the development of a pre-leased 145,000 square foot office/warehouse. As of September 30, 2005, $9,716,000 was borrowed under the loan. The terms of the construction financing are for borrowings not to exceed $11,800,000 for a period not to exceed 18 months converting to a 15 year non-recourse mortgage at project completion. The interest rate is 6.12% for both the construction and mortgage loans.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $58,812,000 at September 30, 2005.

Certain properties having a carrying value at September 30, 2005 of $714,000 are encumbered by $1,300,000 of industrial revenue bonds that are the liability of FRI. FRI has agreed to pay such debt when due (or sooner if FRI cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.

During Fiscal 2005, 2004 and 2003 the Company capitalized interest costs of $305,000, $10,000 and $182,000, respectively.

The Company had $14,739,000 of irrevocable letters of credit outstanding at September 30, 2005. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and liability insurance retentions. If these letters of credit are not extended the Company will have to find alternative methods of collateralizing or funding these obligations.

6.	Leases.

At September 30, 2005, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 31,372
Commercial property                          131,716
Land and other property                        1,145
                                             164,233
Less accumulated depreciation and depletion   29,816
                                            $134,417

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2005 are as follows: 2006 - $12,082,000; 2007 - $10,988,000; 2008 - $9,819,000; 2009 - $8,339,000; 2010 - $7,451,000; 2011
and subsequent years $36,790,000.

7. Preferred Shareholder Rights Plan.

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

8. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

                                                 Years Ended September 30
                                             2005        2004         2003
                                                                  (restated)
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            2,950       2,931        3,033

Common shares issuable under stock
 options which are potentially
 dilutive                                       89          45           33

Common shares used for diluted
 earnings per common share                   3,039       2,976        3,066


Income from continuing operations          $ 7,609       6,096        3,627
Discontinued operations                          -      14,644        1,023

Net income                                 $ 7,609      20,740        4,650

Basic earnings per common share:

Income from continuing operations            $2.58        2.08         1.19
Discontinued operations                          -        5.00          .34

Net income                                   $2.58        7.08         1.53

Diluted earnings per common share:

Income from continuing operations            $2.50        2.05         1.18
Discontinued operations                          -        4.92          .33

Net income                                   $2.50        6.97         1.51

For 2005, 2004 and 2003, all outstanding stock options were included in the calculation of diluted earnings per share because the exercise prices of the stock options were lower than the average price of the common shares, and therefore were dilutive.

9. Stock Option Plans.

The Company has two Stock Option Plans (the 1995 Stock Option Plan and the 2000 Stock Option Plan) under which options for shares of common stock have been granted to directors, officers and key employees. Currently, only the 2000 Plan has options available for grant. The options awarded under the two plans have similar characteristics.

All stock options expire ten years from the date of grant. Options awarded to directors are exercisable immediately and options awarded to officers and employees become exercisable in cumulative installments of 20% at the end of each year following the date of grant. Options awarded in 2005 included 74,000 to officers and key employees and 42,000 to directors. Options awarded in 2004 included 10,000 to an officer and 41,000 to directors. Options awarded in 2003 included 140,000 to officers and key employees and 42,000 to directors.

At September 30, 2005, there were 337,900 options outstanding.

Option transactions for the fiscal years ended September 30 are summarized as follows:
                                         Options          Weighted Average
                                       Outstanding         Exercise Price

Balance at September 30, 2002              141,000         $         19.78

Granted                                    182,000                   22.87
Cancelled                                   (3,500)                  22.48
Exercised                                  (20,000)                  17.75

Balance at September 30, 2003              299,500                   21.85

Granted                                     51,000                   31.20
Cancelled                                   (9,400)                  22.23
Exercised                                  (73,900)                  20.15

Balance at September 30, 2004              267,200                   23.99

Granted                                    116,000                   44.38
Cancelled                                   (9,300)                  32.52
Exercised                                  (36,000)                  24.38

Balance at September 30, 2005              337,900         $         30.72

The following table summarizes information concerning stock options outstanding at September 30, 2005:

                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$22.23 - $43.50              112,180     $        35.82        8.5 years
Exercisable:
$15.13 - $22.66              106,620              20.56        6.6
$23.77 - $34.00               86,100              29.57        7.8
$44.50 - $60.40               33,000              49.19        9.5
                             225,720     $        28.18        7.5 years
Total                        337,900     $        30.72        7.8 years

If compensation cost for stock option grants had been determined based on the Black-Scholes option pricing model value at the grant date for the awards consistent with the provisions of SFAS No. 123, the Company's net income, basic and diluted earnings per share would have been (in thousands, except per share amounts):

                                      2005      2004      2003
                                                       (restated)
Net income
   As reported                      $ 7,609    20,740     4,650
   Deduct: Total stock-based
employee compensation expense
determined under fair value based
method, net of tax effects              905       626       546
   Pro forma                        $ 6,704    20,114     4,104

Basic earnings per common share
   As reported                      $  2.58      7.08      1.53
   Pro forma                        $  2.27      6.86      1.35

Diluted earnings per common share
   As reported                      $  2.50      6.97      1.51
   Pro forma                        $  2.21      6.76      1.34

The weighted average fair value of options granted in 2003 was estimated to be $13.51 on the date of grant using the following assumptions; no dividend yield, expected volatility of 52.6%, risk-free interest rates of 4.5% and expected lives of 7 years. The weighted average fair value of options granted in 2004 was estimated to be $16.32 on the date of grant using the following assumptions; no dividend yield, expected volatility of 45.1%, risk-free interest rates of 3.9% and expected lives of 7 years. The weighted average fair value of options granted in 2005 was estimated to be $21.00 on the date of grant using the following assumptions; no dividend yield, expected volatility of 41.6%, risk-free interest rates of 4.0% and expected useful lives of 7 and 6.2 years.

10. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2005          2004         2003
                                                      (restated)
Current:
  Federal                   $5,540         2,720        1,592
  State                      1,217           445          262
                             6,757         3,165        1,854
Deferred:
  Federal                   (1,871)          605          395
  State                       (550)          109           69
                            (2,421)          714          464

  Total                     $4,336         3,879        2,318

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           2005	     2004	    2003
                                                                 (restated)
Amount computed at statutory
  Federal rate                           $4,061       3,491        2,021
State income taxes (net of Federal
  income tax benefit)                       441         362          216
Other, net                                 (166)         26           81
Provision for income taxes               $4,336       3,879        2,318

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below:
                                            2005       2004
                                                    (restated)
Deferred tax liabilities:
 Property and equipment                  $16,225     18,382
 Depletion                                   604        570
 Prepaid expenses                          1,206      1,181
  Gross deferred tax liabilities          18,035     20,133
Deferred tax assets:
 Insurance reserves                        3,083      2,745
 Other, net                                  950        965
  Gross deferred tax assets                4,033      3,710
Net deferred tax liability               $14,002     16,423

11. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $694,000 in 2005, $649,000 in 2004 and $591,000 in 2003.

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

The accrued postretirement benefit cost as of September 30, 2005 and 2004 was $536,000 and $564,000, respectively. The net periodic postretirement benefit cost was $10,000, $2,000 and $5,000 for fiscal 2005, 2004, and
2003, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 6.0% for 2005, 5.75% for 2004 and 7.0% for 2003. The Accumulated Postretirement Benefit Obligation (APBO) was 5.0% for 2005, 6.0% for 2004 and 5.75% for 2003. No medical trend is applicable because the Company's share of the cost is frozen.

12. Business Segments.

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

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):
                                           2005 	2004	    2003
                                                    (restated)  (restated)
Revenues:
  Transportation                        $112,824       99,424      87,996
  Real estate (a)                         18,212       16,365      14,565
                                        $131,036      115,789     102,561

Operating profit:


  Transportation                        $  6,587        5,625       2,360
  Real estate (a)                         10,253        9,269       8,550
  Corporate expenses                      (1,649)      (1,464)     (1,473)
                                        $ 15,191       13,430       9,437

Capital expenditures:
  Transportation                        $ 11,063        4,350       7,086
  Real estate                             17,511       17,619      13,327
                                        $ 28,574       21,969      20,413

Depreciation, depletion and
amortization:
  Transportation                        $  8,166        8,200       8,510
  Real estate                              4,086        3,782       3,211
  Other                                      227          248         235
                                        $ 12,479       12,230      11,956

Identifiable assets at September 30:
  Transportation                        $ 47,435       42,479      45,055
  Real estate                            141,646      126,457     117,696
  Cash                                     2,966       16,752       2,552
  Unallocated corporate assets             1,668        1,133       1,340
                                        $193,715      186,821     166,643

(a) Fiscal 2003 includes revenue of $68,000 and operating profit of $47,000 from the sale of real estate.

13. Cash Held in Escrow.

At September 30, 2004, the Company had $16,553,000 of cash held in escrow accounts. Proceeds from the sales of certain properties were placed in the escrow accounts in anticipation of reinvesting these proceeds in tax-deferred exchanges under Section 1031 of the United States Internal Revenue Code. Subsequent to the fiscal year end, $7,150,000 of the escrowed funds was used in a qualified exchange and the remaining funds of $9,340,000 were released for general use.

14. Fair Values of Financial Instruments.

At September 30, 2005 and 2004, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value. The fair values of the Company's other long-term debt were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2005, the carrying amount and fair value of such other long term debt was $50,900,000 and $52,976,000, respectively. At September 30, 2004, the carrying amount and fair value of other long term debt was $45,700,000 and $47,859,000, respectively.

15. Contingent Liabilities.

Certain of the Company's subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. In the opinion of management none of these matters are expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

16. Commitments.

The Company, at September 30, 2005, had entered into various contracts to develop real estate with remaining commitments totaling $1,231,000, and to purchase transportation equipment for approximately $6,936,000.

A subsidiary of the Company has entered into an agreement to develop and sell to a major national homebuilder a minimum of 292 residential lots on the residential portion of the Bird River Property. The agreement is subject to a number of contingencies, including (i) the approval by Baltimore County of a Planned Unit Development (PUD) by July 1, 2006 allowing the development of a minimum of 292 residential lots, (ii) the construction of Route 43, (iii) vehicular, water and sewer connection access to the property by July 1, 2007 at what the subsidiary deems to be a commercially reasonable cost, and (iv) other customary conditions precedent. Assuming that these conditions are satisfied and the development proceeds, the agreement provides for a minimum aggregate purchase price for these lots of $28,705,000.

17. Customer Concentration.

During Fiscal 2005, the transportation segment's ten largest customers accounted for approximately 44.2% of the transportation segment's revenue. One of these customers accounted for 11.4% of the transportation segment's revenue. The loss of any one of these customers could have an adverse effect on the Company's revenues and income.


Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of Patriot Transportation Holding, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Patriot Transportation Holding, Inc. and its subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the consolidated financial statements for the years ended September 30, 2004 and 2003 have been restated.


PricewaterhouseCoopers LLP

December 22, 2005
Jacksonville, Florida


DIRECTORS AND OFFICERS

Directors

John E. Anderson (1)
President and Chief Executive
Officer of the Company

Edward L. Baker (1)
Chairman of the Board of the Company
and of Florida Rock Industries, Inc.

John D. Baker II (1)
President and Chief Executive
Officer of Florida Rock Industries, Inc.

Thompson S. Baker II
Vice President of
Florida Rock Industries, Inc.

Charles E. Commander III (2)(4)
Partner, Jacksonville office
Foley & Lardner

Luke E. Fichthorn III
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

Robert H. Paul III (2)(3)(4)
Chairman of the Board of
Southeast-Atlantic Beverage Corporation

H. W. Shad III (2)
Management Consulting and Business Valuations
Mike Shad, P.L.

Martin E. Stein, Jr. (3)(4)
Chairman and Chief Executive Officer of
Regency Centers Corporation

James H. Winston (3)
President of LPMC of Jax, Inc.,
Omega Insurance Company and Citadel
Life & Health Insurance Co.
________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating Committee



Officers

Edward L. Baker
Chairman of the Board

John E. Anderson
President and Chief Executive Officer

David H. deVilliers, Jr.
Vice President
President, FRP Development Corp. and
Florida Rock Properties, Inc.

Ray M. Van Landingham
Vice President, Treasurer, Secretary
and Chief Financial Officer

John D. Klopfenstein
Controller and Chief Accounting Officer

Terry S. Phipps
President, SunBelt Transport, Inc.

Robert E. Sandlin
President, Florida Rock & Tank Lines, Inc.



Patriot Transportation Holding, Inc.

1801 Art Museum Drive, Suite 300
Jacksonville, Florida  32207
Telephone:  (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 2 p.m. local time, on Wednesday, February 1, 2006, at 155 East 21st Street, Jacksonville, Florida, 32206.

Transfer Agent

Wachovia Bank, N.A.
Corporate Trust Client Services NC-1153
1525 West W. T. Harris Boulevard - 3C3
Charlotte, NC  28288-1153

Telephone:  1-800-829-8432

General Counsel

McGuireWoods LLP
Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

PricewaterhouseCoopers LLP
Jacksonville, Florida

Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)

Form 10-K


Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2005 as filed with the Securities and Exchange Commission by writing to the Treasurer at 1801 Art Museum Drive, Suite 300, Jacksonville, Florida 32207.