Form 10-K, Exhibit 13
period 2006-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2006-12-13
CIK 844059

Annual Report 2006

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                                                             %
                                             2006      2005     Change


Revenues                                   $147,374  131,036      12.5
Gross profit                               $ 29,152   24,993      16.6
Operating profit                           $ 17,055   15,191      12.3
Income before income taxes                 $ 13,249   11,945      10.9
Net income                                 $  8,078    7,609       6.2

Per common share:
  Basic                                    $   2.71     2.58       5.0
  Diluted                                  $   2.62     2.50       4.8

Total Assets                               $219,215  193,715      13.2
Total Debt                                 $ 63,124   50,900      24.0
Shareholders' Equity                       $118,052  107,901       9.4
Common Shares Outstanding                     3,012    2,965       1.6
Book Value Per Common Share                $  39.20    36.39       7.7


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




TO OUR SHAREHOLDERS

Fiscal 2006 represented another positive chapter of Patriot progress. Good results were achieved in both transportation and real estate, though tempered somewhat at the beginning of the fourth quarter from a plunging residential construction market.
Consolidated revenues increased 12.5% over last fiscal year to $147,374,000. Operating profit climbed 12.3%, and income from continuing operations advanced 6.2% to $8,078,000. Diluted earnings per common share for fiscal 2006 were $2.62, and book value per common share increased 7.7% from the previous year to $39.20.
The Company continued to maintain a strong balance sheet. Patriot completed Fiscal 2006 with a consolidated debt to equity ratio of about 53%. The Transportation Group carried no debt at year-end, and approximately 80% of total debt (all real estate-related) was long-term, fixed-rate non-recourse. Total debt to total consolidated capital employed was 32% at fiscal year-end.

Transportation Group
Just as in 2005 the Transportation Group began the year with a clear focus on safety, pricing, manning and utilization.
The Group translates "safety" to mean "accident prevention", and its key performance metric remains Preventable Accident Frequency Ratio ("AFR"), or incidents per million miles traveled. The companion AFR for workers compensation lost-time injuries is also employed. AFR's at both subsidiaries, Florida Rock & Tank Lines, Inc, and SunBelt Transport, Inc. declined significantly over the prior year. Substantial portions of the annual cash incentive compensation at all levels, including CEO of Patriot Transportation Holding, Inc., will remain linked to targeted AFR performance. AFR goals for Fiscal 2007 at both subsidiaries reflect continuing improvement compared to 2006. Appropriate increases for freight rates, including fuel surcharges, were consistently pursued and implemented at both companies. Spiking diesel fuel prices set even higher records during 2006, and the Group was able to substantially neutralize most of this expense threat. Florida Rock & Tank Lines, Inc. continued to address consolidation among its customer base, especially including petroleum jobbers and convenience store/retail gasoline distribution. Tank Lines made substantial progress leveraging its top-quality customer service reputation with effective regional organization focus and equipment capacity allocation. As fuel prices across the country hit new highs during the year, driving mileage responded and gasoline demand moderated. Such pullbacks led to occasional retail market softness and slackened hauling across Tank Lines' system. Notwithstanding periods of weaker demand, tanker revenues remained mostly constrained as the result of driver recruitment/retention challenges.
On the other hand, freight demand, utilization disruptions and corresponding pricing softness seemingly went into free-fall for the Company's flatbed subsidiary, SunBelt Transport, as work resumed following the Fourth of July holiday. Hauling demand had remained excellent for the first three fiscal quarters.
The culprit was the sudden, severe contraction in residential construction in the wake of the national housing bubble collapse. During the Company's third fiscal quarter, the nation's annualized rate of single-family housing starts fell over 40%. By the end of fiscal 2006, the median price of a new, single-family home had suffered its worst year-over-year decline in more than 35 years. Earlier in the year SunBelt had opened two new satellite terminals in Mobile, Alabama and Selma, North Carolina. These new locations served to anchor and augment efficient freight traffic lanes serving generally low-cost building materials manufacturers. Excellent customer service, well-situated operating locations and attendant flexibilities for truck positioning all are helping SunBelt counter the headwinds from a sharp market contraction. Simply being able to locate, service and price freight is acting as a powerful tool for driver recruitment/retention, another competitive plus.
Consistent driver manning remained challenging throughout 2006 for both subsidiaries. Driver recruitment and retention will continue a critical limiting factor for the national trucking industry, and Patriot's companies are no exception. Both subsidiaries maintain quite competitive pay and benefits packages while providing safe, continually updated tractors with safety-related on-board technology. Our drivers represent our primary sales force, and Patriot believes great service and concern for the customer first spring from an atmosphere inside the Company of trust, respect and support for the individual.
Notwithstanding end-of-year flatbed challenges and diminished national gasoline consumption, both companies saw equipment utilization improve. Annual revenue per tractor and per driver increased over the prior year. Significant replacement and expansion tractor capacity was received and employed by the Group during 2006.
Credit for such a successful year belongs to the quality and dedication of the men and women who comprise Florida Rock & Tank Lines and SunBelt Transport. Deliberate priority on developing superior organizations to effectively lead, adapt and compete will remain the mission of each company's senior leadership. The fruits of their labors will continue providing a foundation for success.

Real Estate Group
Patriot's real estate business completed another busy year.
Beginning the first quarter the Group purchased a 101-acre expansion site adjacent to the Prince William Parkway near Manassas, Virginia. Following horizontal development work and related jurisdictional permitting, the site should accommodate a future build-out of approximately 1.0 million square feet of office/warehouse product. This new park, Patriot Business Park, is located with excellent access to Dulles International Airport and Interstates 66 and 95. Land development should begin during the spring of 2008.
Feasibility studies and value engineering remain on-going for Commonwealth Avenue, Jacksonville, Florida. Commonwealth is a 50-acre, rail-served site very near Jacksonville's western beltway, Interstate 295. The property should be able to accommodate about 500,000 square feet of warehouse/office build-out.
Patriot announced on August 2 the formation of a 50-50 joint venture between a subsidiary and Florida Rock Industries, Inc. to develop approximately 4,400 acres of land near Brooksville, Florida (north of Tampa). Most of this property had been the focus of a long-term mining lease with Florida Rock Industries, Inc. However, managements at both companies believe their respective companies will eventually realize greater value from real estate development than from mining. The property will need appropriate regulatory entitlements for real estate development to occur, and it is likely this entitlement process could take several years.
Another important event occurred on October 23, 2006. Maryland State Road 43 ("White Marsh Boulevard") was formally opened, connecting White Marsh/Interstate 95 to Martin State Airport/Eastern Boulevard. The Real Estate Group's Windlass Run Business Park, a 179-acre property near Bird River in southeastern Baltimore County, will have direct access to the new Route 43. The site is zoned for both residential and commercial use for 104 developable acres. Plans call for a commercial build-out of about 515,000 square feet of warehouse/office product on the 42 developable acres zoned commercial. Meanwhile plans are being pursued to obtain residential zoning upgrade to permit optimal development of the remaining 62 developable acres. Amidst these expansion efforts, progress continued for the group's existing warehouse/office portfolio. The most recent expansion, 7020 Dorsey Road, was completed and placed in service during the fourth quarter. This newest addition, comprising 84,760 square feet, is located in the Group's Hillside Business Park within two miles to the Baltimore-Washington International Thurgood Marshall Airport. The building is now 55% leased and increases the Group's total developed portfolio by about 4% to 2,417,000 square feet, which was 93.3% occupied at year-end.
Regarding existing business parks, a new building, 2204 Lakeside Boulevard, is now under construction. This new building will comprise 73,200 square feet. About 342,990 square feet of build-out still remains at the Group's Lakeside Business Park. Another 40,000 square feet of build-out is left at Hillside Business Park.
Finally, planning and zoning-related efforts affecting the Group's 5.8 acre undeveloped site in Washington, D.C. along the Anacostia River have progressed rapidly as construction continues for the new Washington Nationals Baseball Stadium. The new stadium is located across the street from Patriot's site and is scheduled to open for play in 2008.
The Real Estate Group has been steadfastly pursuing a modified Planned Unit Development ("PUD") zoning for the site that would allow up to 440,000 square feet of residential development and 625,000 square feet of commercial build-out. The Stadium's proximity to the Patriot tract, together with construction actively underway on the Stadium site, should serve as positive catalysts for eventual urban planning to crystallize for the immediate area, not to mention the greater Anacostia waterfront. The Company also owns a nearby 2.1 acre undeveloped site also on the same side and fronting the Anacostia River.

Conclusion
We at Patriot remain encouraged and excited by progress achieved across our businesses during 2006.
While keeping a careful eye on developing regional and national economic fall-out from the housing contraction, we intend to continue prospecting actively for attractive growth opportunities.
We again express our thanks to the great folks who make Patriot go, to our customers and to our shareholders for your loyal support.

Respectfully yours,



Edward L. Baker
Chairman


John E. Anderson
President & Chief Executive Officer


OPERATING PROPERTIES

Transportation. During fiscal 2006, the Company's transportation group operated through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks. SunBelt Transport, Inc. (SunBelt) is engaged primarily in hauling building and construction materials on flatbed trailers.

Tank Lines operates from terminals in Jacksonville, Orlando, Panama City, Pensacola, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Dalton, Macon and Savannah, Georgia; Knoxville, Tennessee; Montgomery, Alabama; and Wilmington, North Carolina. SunBelt's flatbed fleet is based in Jacksonville and Tampa, Florida; Atlanta and Savannah, Georgia; South Pittsburg, Tennessee; Mobile, Alabama; and Selma, North Carolina and operates primarily in the Southeastern U.S.

At September 30, 2006, the transportation group owned and operated a fleet of 680 trucks and 997 trailers.

During fiscal 2006, the transportation group purchased 198 new tractors and 89 new trailers and had commitments to purchase an additional 60 tractors and 4 trailers at September 30, 2006. Starting in January 2007, more stringent engine emissions standards mandated by the Environmental Protection Agency become effective for all newly manufactured trucks. The Company expects that the engines produced under the 2007 standards will be less fuel-efficient and have a higher cost than the current engines. The company accelerated its normal tractor replacement cycle so that the fiscal 2007 capital expenditure plan only includes the 60 tractors on order at September 30, 2006 to be received before January 1, 2007. The fiscal 2007 plan also includes 20 new trailers. The fleet modernization program has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

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



At September 30, 2006, the Company owned 10 parcels of land containing 219 usable acres in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres near the Baltimore-Washington International Airport. Infrastructure work on the site is substantially completed and four buildings with a total of 504,740 square feet are completed. Of the four existing buildings, three are 100% leased/occupied and the fourth, completed in September 2006 is 55% leased. Upon occupancy of the 55% tenant in November 2006, this park will be 92% occupied. The Company plans to develop the final building with a minimum of 40,000 square feet.

2) Lakeside Business Park in Harford County, Maryland consists of 83 usable acres. Seven warehouse/office buildings, totaling 671,241 square feet, have been constructed and are 100% leased. A 73,200 square foot building is under construction with completion scheduled for the summer of 2007. The remaining 26 acres are available for future development and will have the potential to offer an additional 343,000 square feet of comparable product.

3) 6920 Tudsbury Road in Baltimore County, Maryland contains 5.3 acres with 86,100 square feet of warehouse/office space that is 100% leased.

4) 8620 Dorsey Run Road in Howard County, Maryland contains 5.8 acres with 85,100 square feet of warehouse/office space that is 100% leased.

5) Rossville Business Center in Baltimore County, Maryland contains approximately 10 acres with 190,517 square feet of warehouse/office space and is 100% leased.

6) 34 Loveton Circle in suburban Baltimore County, Maryland contains
8.5 acres with 29,921 square feet of office space, which is 100% leased. The Company occupies 23% of the space and 23% is leased to FRI.

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 85% leased.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 86% leased.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 92% leased. The remaining 8.8 acres are available for future development and have the potential to offer an additional 88,000 square feet of comparable product.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space, which is 100% leased.

Future Planned Developments. At September 30, 2006 the Company owned the following future development parcels:

1) Windlass Run Business Park, formerly referred to as Bird River, located in southeastern Baltimore County, Maryland, is a 179-acre tract of land that will have direct access to Maryland State Road 43 which was completed in October 2006 and will connect I-95 with Martin State Airport. This property is currently zoned for residential and commercial use with 104 developable acres. The Company plans to develop and lease approximately 515,000 square feet of multiple warehouse/office buildings on the 42 developable acres zoned for commercial use. Land development efforts will commence in the spring of 2007. Meanwhile plans are being pursued to obtain residential zoning upgrade and eventual maximization of the remaining 62 acres.

As previously reported, a subsidiary of the Company entered into an agreement to develop and sell to a homebuilder a minimum of 292 residential lots on the residential portion of the future Windlass Run Business Park. The agreement was subject to a number of contingencies, including a zoning upgrade followed by an approval by Baltimore County of a Planned Unit Development (PUD) by July 1, 2006 allowing the development of a minimum of 292 residential lots. The Company was unable to obtain the necessary approval by July 1, 2006 and, therefore, has terminated the agreement with the homebuilder. The Company continues to pursue the zoning upgrade and to explore development strategies that will ultimately maximize the market value of this residential property.

2) Patriot Business Park, located in Prince William County, Virginia, is a 101-acre tract of land which is immediately adjacent to the Prince William Parkway providing access to I-66. The Company plans to develop and lease approximately 1,000,000 square feet of multiple warehouse/office buildings on the property. Land development efforts will commence in the spring of 2008.

3) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (FRI) to develop approximately 4,400 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP has contributed its fee interest in approximately 3,500 acres that it leased to FRI under a long-term mining lease. FRI will continue to mine the property and pay royalties to FRP for as long as mining does not interfere with the development of the property.

FRP also reimbursed FRI approximately $3 million for one-half of the acquisition costs of a 288-acre contiguous parcel recently acquired by FRI from a third party. The 288-acre parcel was contributed to the Joint Venture. FRI contributed 553 acres that it owns as well as its leasehold interest in the 3,500 acres that it leased from FRP.

The joint venture will be jointly controlled by FRI and FRP. Each party has a mandatory obligation to fund additional capital contributions of up to $2 million. Distributions will be made on a 50-50 basis.

The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the entitlement process may take several years to complete.

4) Anacosta River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is one block from the construction site for the new Washington Nationals Baseball Stadium which is scheduled for completion in 2008. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, these properties are leased to Florida Rock Industries, Inc., on a month-to-month basis.

The Company has been pursuing development efforts with respect to the 5.8-acre parcel for several years. The Company previously obtained a Planned Unit Development (PUD) Zoning approval for development of the property and has been working to obtain approval of a modified PUD that would allow up to 625,000 square feet of commercial development and up to 440,000 square feet of residential development. Consideration of a proposed action by the Zoning Commission is anticipated at their scheduled public meeting on January 8, 2007. The Company remains optimistic that its zoning application will be approved while at the same time recognizing that there is inherent uncertainty in any zoning approval process.

5) Commonwealth Avenue in Jacksonville, Florida is a 50-acre, rail accessible site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of eventual warehouse/office build-out.






Five Year Summary-Years ended September 30
(Amounts in thousands except per share amounts)

                        2006     2005       2004      2003     2002

Summary of Operations:
Revenues             $147,374   131,036    115,789   102,561    95,898
Gross profit         $ 29,152    24,993     22,482    17,590    20,008
Operating profit     $ 17,055    15,191     13,430     9,437    11,879
Interest expense     $  3,955     3,276      3,907     3,497     3,164
Income from continuing
 operations          $  8,078     7,609      6,096     3,627     5,332
Per Common Share:
Basic                $   2.71      2.58       2.08      1.19      1.70
Diluted              $   2.62      2.50       2.05      1.18      1.68
Discontinued
 operations          $      -         -     14,644     1,023       516
Net income           $  8,078     7,609     20,740     4,650     5,848
Per Common Share:
Basic                $   2.71      2.58       7.08      1.53      1.86
Diluted              $   2.62      2.50       6.97      1.51      1.85

Financial Summary:
Current assets       $ 17,412    19,569     30,066    13,965    11,490
Current liabilities  $ 18,192    16,221     23,099    11,220    11,972
Property and
 equipment, net      $192,073   164,936    149,011   139,379   138,367
Total assets         $219,215   193,715    186,821   166,643   156,769
Long-term debt       $ 60,548    48,468     41,185    57,816    47,290
Shareholders' equity $118,052   107,901     98,972    78,914    79,970
Net Book Value
 Per common Share    $  39.20     36.39      33.79     26.91     25.31

Other Data:
Weighted average common
 shares - basic         2,980     2,950     2,931      3,033     3,143
Weighted average common
 shares - diluted       3,087     3,039     2,976      3,066     3,165
Number of employees       981       925       908        845       861
Shareholders of record    634       679       702        745       767


















Quarterly Results (unaudited)
(Dollars in thousands except per share amounts)

	   First	           Second	   Third	  Fourth
                  2006     2005     2006	  2005	2006    2005    2006   2005

Revenues        $35,423   31,419  35,561  32,059  37,611  33,106  38,779 34,452
Gross profit    $ 6,782    5,962   6,837	 5,714   7,340   6,852   8,193  6,465
Net income      $ 1,898    1,684   1,705	 1,573   1,844   2,140   2,631  2,212

Earnings per common share:
  Basic         $   .64      .57     .57     .53     .62     .72     .88    .75
  Diluted       $   .62      .56     .56     .52     .59     .70     .85    .72

Market price per common share(a):
    High         $70.58	44.99	 70.71  53.92	93.98	52.76	85.45 68.70
    Low          $65.92	32.15	 62.64  42.46	67.74	42.70	63.07 52.45

(a) All prices represent high and low daily closing prices as reported by NASDAQ.


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

The Company's real estate business is operated through two subsidiaries: Florida Rock Properties, Inc. and FRP Development Corp. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits, substantially all of which is leased to Florida Rock Industries, Inc. under mining royalty agreements; and, (iii) land held for future appreciation or development.

The Company is a related party to Florida Rock Industries, Inc. (FRI) because four of the Company's directors are also directors of FRI and such directors own approximately 25.6% of the stock of FRI and 45.9% of the stock of the Company. The Company derived 5.6% of its consolidated revenue from FRI in fiscal 2006.

Net income was $8,078,000 or $2.62 per diluted share in fiscal 2006, an increase of 6.2% compared to $7,609,000 or $2.50 per diluted share in fiscal 2005. This increase was generated primarily from the revenue growth in both the transportation segment and developed properties while fixed expenses remained steady.

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

The Company's transportation segment faces on-going challenges from tight driver availability and high diesel fuel expenses. Particular concerns focus on threats to profitability for its flatbed subsidiary as the result of poor freight demand, utilization disruption and pricing softness primarily resulting from the effects of the regional and national housing contraction.

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

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse parks at September 30, 2006:

                                             Total
Development          Location              Sq. feet     % Occupied

Hillside (1)      Anne Arundel Co., MD      504,740        83.2%
Lakeside          Harford Co., MD           671,241       100.0%
Tudsbury          Baltimore Co., MD          86,100       100.0%
Dorsey Run        Howard Co., MD             85,100       100.0%
Rossville         Baltimore Co., MD         190,517       100.0%
Loveton           Baltimore Co., MD          29,921       100.0%
Oregon            Anne Arundel Co., MD      195,615        85.1%
Arundel           Howard Co., MD            162,796        85.7%
Interchange       New Castle Co., DE        303,006        91.9%
Azalea Garden     Norfolk, VA               188,093       100.0%
                                          2,417,129        93.3%

(1) An agreement has been executed to lease 46,650 square feet to commence on or around November 15, 2006.

In addition to the completed buildings, land is available to construct additional buildings at Hillside Business Park (40,000 square feet), Lakeside Business Park (416,200 square feet of which 73,200 square feet was under construction on September 30, 2006) and Interchange (88,000 square feet).

We also own a portfolio of mineable land, substantially all of which is leased to FRI under long-term mining royalty agreements, whereby we are paid a percentage of the revenues generated from mined product sold or annual minimum rents. The mines primarily consist of construction aggregates, such as stone and sand and calcium deposits.

Properties held for future development include:

Windlass Run Business Park, formerly referred as Bird River, located in southeastern Baltimore County, Maryland, is a 179-acre tract of land that will have direct access to Maryland State Road 43 which was completed in October 2006 and will connect I-95 with Martin State Airport. This property is currently zoned for residential and commercial use with 104 developable acres. The Company plans to develop and lease approximately 515,000 square feet of multiple warehouse/office buildings on the 42 developable acres zoned for commercial use. Land development efforts will commence in the spring of 2007.

The Company owns a 5.8 acre parcel of undeveloped real estate in the southeast quadrant of Washington, D.C. that fronts the Anacostia River and a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, these properties are leased to FRI on a month-to-month basis.

For several years, the Real Estate Group has been pursuing development efforts with respect to the 5.8-acre parcel. The Company previously obtained Planned Unit Development (PUD) Zoning approval for development of the property and has been working to obtain approval of a modified PUD that would allow up to 625,000 square feet of commercial development and up to 440,000 square feet of residential development. If the modified PUD is approved, the Company would have up to two years to commence development in accordance with the modified PUD.

The development of this property will be impacted, at least to some degree, by the proposed construction on nearby property of a new baseball stadium for the Washington Nationals baseball team scheduled for completion in early 2008. The Company will monitor ongoing developments relating to the stadium while continuing to pursue its existing plans to develop the property.

Commonwealth Avenue is a 50-acre, rail accessible site in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                Fiscal Years ended September 30
(dollars in thousands)     ___2006     %     _2005     %      2004     %

Transportation revenue     $108,800   86%   101,934   90%    94,786   95%
Fuel surcharges              17,452   14%    10,890   10%     4,638    5%

Revenues                    126,252  100%   112,824  100%    99,424  100%

Compensation and benefits    48,281   38%    44,185   39%    40,779   41%
Fuel expenses                27,444   22%    21,555   19%    14,779   15%
Insurance and losses         11,107    9%    11,925   11%    11,462   12%
Depreciation expense          8,563    7%     7,920    7%     7,875    8%
Other, net                   13,338   10%    12,499   11%    11,317   11%

Cost of operations          108,733   86%    98,084   87%    86,212   87%

Gross profit               $ 17,519   14%    14,740   13%    13,212   13%

The Transportation group's goals for 2006 were to operate safely, improve freight rates and fuel surcharges, recruit and retain qualified drivers and maximize equipment utilization.

Revenues 2006 vs 2005 - Transportation segment revenues were $126,252,000, an increase of $13,428,000 or 11.9% over 2005. The average price paid per gallon of diesel fuel increased $0.45 over 2005 and as a result fuel surcharge revenue increased $6,562,000. Excluding fuel surcharges, revenue per mile increased 5.0%, reflecting better pricing for our services. Revenue miles in the current year were up 1.5% compared to 2005 and were constrained by low driver availability.

Revenues 2005 vs 2004 - Transportation segment revenues were $112,824,000, an increase of $13,400,000 or 13.5% over 2004. The average price paid per gallon of diesel fuel increased $0.55 over 2004 and as a result fuel surcharge revenue increased $6,252,000. Excluding fuel surcharges, revenue per mile increased 5.1%, reflecting better pricing for our services. Revenue miles in the current year were up 2.3% compared to 2004 and were constrained by low driver availability.

Expenses 2006 vs 2005 - Transportation's cost of operations increased $10,649,000 to $108,733,000 in 2006, compared to $98,084,000 in 2005.
The primary factors for the increase were increased miles and higher diesel fuel costs. Average diesel fuel cost per gallon increased 21.9% in 2006 compared to 2005. Compensation and benefits were higher as a result of increased revenue miles, higher driver pay, and vacation expense not previously accrued. Insurance and losses for the year decreased $818,000 primarily due to lower than expected development of prior year claims. As a percent of revenue cost of operations decreased slightly.

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

Real Estate
                                Fiscal Years ended September 30
(dollars in thousands)      ___2006     %      2005     %      2004     %

Royalties and rent          $  6,643   31%     6,143   34%    5,822    36%
Developed property rentals    14,479   69%    12,069   66%   10,543    64%

Total revenue                 21,122  100%    18,212  100%   16,365   100%

Mining and land rent expenses  1,633    8%     1,378    8%    1,887    12%
Developed property management  7,856   37%     6,581   36%    5,208    32%

Cost of operations             9,489   45%     7,959   44%    7,095    43%

Gross profit                $ 11,633   55%    10,253   56%    9,270    57%

Revenues 2006 vs 2005 - Real Estate revenues increased $2,910,000 or 16.0% in 2006 to $21,122,000. Lease revenues from developed properties increased $2,410,000 or 20.0% due to an increase in occupied square footage along with higher rental rates on new leases. Royalties from mining operations increased as a result of increased royalties per ton.

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

Expenses 2006 vs 2005 - Real Estate segment expenses increased to $9,489,000 in 2006, compared to $7,959,000 in 2005. Expenses related to development activities increased as a result of new building additions, increased staffing and professional fees to facilitate continuing portfolio expansion.

Expenses 2005 vs 2004 - Real Estate segment expenses increased slightly to $7,959,000 in 2005, compared to $7,095,000 in 2004.
Expenses related to development activities increased as a result of the new building additions.

Consolidated Results

Gross Profit - Consolidated gross profit was $29,152,000 in 2006 compared to $24,993,000 in 2005, an increase of 16.6%. Consolidated gross profit was $24,993,000 in 2005 compared to $22,482,000 in 2004, an increase of 11.2%.

Selling, general and administrative expense - Selling, general and administrative expenses for 2006 increased $2,295,000 to $12,097,000 or 23.4%. The increase included $968,000 from stock compensation expense as required by SFAS 123R (see Note 8 to the Consolidated Financial Statements), $336,000 of audit fees and Sarbanes-Oxley compliance work and $269,000 of vacation expense not previously accrued (see Note 12 to the Consolidated Financial Statements). SG&A expense was 8.2% of revenue for fiscal 2006 compared to 7.5% for fiscal 2005.

Selling, general and administrative expenses for 2005 increased
$750,000 or 8.3% to $9,802,000 or 7.5% of consolidated revenues. The increase was due to professional fees, management incentive compensation, and additional staffing.

Interest expense - Interest expense for 2006 increased $679,000 to $3,955,000 due to increased long-term debt and higher borrowings under the revolving credit agreement supporting recent capital additions in real estate and new truck purchases. Interest expense decreased $631,000 in 2005 from 2004 due to prepayment in 2004 of high rate long-term debt and lower average borrowings under the revolving credit agreement.

Income taxes - Income tax expense increased $835,000 to $5,171,000 compared to $4,336,000 in 2005. This is due to higher earnings before taxes and an increase in the effective tax rate to 39.0% versus 36.3% last year. Income tax expense increased $457,000 to $4,336,000 in 2005 compared to $3,879,000 in 2004 due to higher earnings in 2005 partially offset by a decrease in the effective tax rate to 36.3% in 2005 versus 39.0% in 2004. The decrease in the effective tax rate in 2005 over 2004 was due to a $203,000 reduction in state income tax reserves from the expiration of certain contingencies.

Income from continuing operations - Income from continuing operations was $8,078,000 or $2.62 per diluted share in fiscal 2006, an increase of 6.2% compared to $7,609,000 or $2.50 per diluted share in fiscal 2005. Income from continuing operations increased 24.8% in 2005 from $6,096,000 or $2.05 per diluted share in fiscal 2004.

Discontinued Operations - The Company had three sales of real estate in 2004 which have been accounted for as discontinued operations, in accordance with SFAS 144. The income from the operations and gains on sale of these components have been reflected in the consolidated income statement as income from discontinued operations, net of income taxes. The after-tax gain from the sale of the properties in 2004 was $14,456,000. The after-tax net income from the operations of the sold properties was $188,000 for 2004.

Net income - Net income increased to $8,078,000 in fiscal 2006 from $7,609,000 in 2005 as a result of revenue growth in both the transportation segment and developed properties while fixed expenses remained steady. Fiscal 2005 net income was down from $20,740,000 in 2004 as a result of the gains from property sales in 2004 classified as discontinued operations. Diluted earnings per share increased to $2.62 in fiscal 2006 from $2.50 in 2005, and were $6.97 in 2004.

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2006, the Company used cash provided by operating activities of $22,772,000, borrowings of $12,452,000 under its Revolver, additional long-term debt of $2,084,000 and proceeds of $1,688,000 from the sales of property and equipment to purchase $40,601,000 in property and equipment and to make scheduled payments of $2,312,000 of long-term debt.

For fiscal 2005, the Company used cash provided by operating activities of $10,535,000, proceeds of $1,377,000 from the sales of property and equipment, $16,553,000 of cash released from escrow, $877,000 in stock options exercised and $7,003,000 in additional long-term borrowings to fund the $28,574,000 purchase of property and equipment, and the $5,004,000 reduction in revolving debt and amortization of long-term debt.

During 2004 the Company sold three properties for $29,628,000 in cash, resulting in before tax gains of $23,652,000. The net proceeds of $29,471,000 from the sale of these properties were placed in escrow in anticipation of utilizing the funds to purchase replacement property in tax deferred exchanges under IRC Section 1031. Due to a competitive real estate market for suitable exchange properties, not all of the gains resulting from the property sales could be utilized under Section 1031. During fiscal 2004, $11,417,000 was used in qualified exchanges and $3,265,000 was released from escrow for general use leaving a balance in escrow of $16,553,000 at September 30, 2004. On October 1, 2004, $7,150,000 of the escrowed funds were used in a qualified exchange and the remaining funds of $9,340,000 were released for general use.

During fiscal 2006 the Company converted a construction loan into a 15-year non-recourse mortgage of $11,800,000 with an interest rate of 6.12%. The construction loan was used to develop a 145,000 square foot build-to-suit warehouse/office building pursuant to a 15-year triple net lease.

The Company has a $37,000,000 revolving credit agreement (the Revolver) of which $24,548,000 was available at fiscal year end. The Revolver contains restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2006, $24,260,000 of consolidated retained earnings was available for payment of dividends.

The Company had $18,887,000 of irrevocable letters of credit outstanding at September 30, 2006. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and liability insurance retentions. If these letters of credit are not extended the Company will have to find alternative methods of collateralizing or funding these obligations.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. No shares were repurchased during fiscal 2006 or fiscal 2005. During fiscal 2004, the company repurchased 77,533 shares for approximately $2,510,000 at an average price of $32.37 per share. At September 30, 2006 the Company had $3,490,000 authorized for repurchase of shares.

The Company has committed to make an additional capital contribution of up to $2 million dollars to Brooksville Quarry, LLC in connection with a joint venture with FRI (see Transactions with Related
Parties).

The Company currently expects its fiscal 2007 capital expenditures to be approximately $29,000,000 ($21,000,000 for real estate development expansion and $8,000,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $13,617,000.

The Company expects that cash flows from operating activities, secured financing on existing and planned real estate projects, and the funds available under its revolving credit agreement will be adequate to finance these capital expenditures and its working capital needs for the next 12 months and the foreseeable future.

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

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. Changes in estimates or assumptions could have impact on financials.

Risk Insurance. The nature of the Transportation business subjects the Company to risks arising from workers' compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $250,000 to $500,000 and has third party coverage for amounts exceeding the retention. The Company expenses during the year an estimate of risk insurance losses. Periodically, an analysis is performed, using historical and projected data, to determine exposure for claims incurred and reported but not yet settled and for claims incurred but not reported. On an annual basis the Company obtains an independent actuarial analysis to assist in estimating the losses expected on such claims. The Company attempts to mitigate losses from insurance claims by maintaining safe operations and providing mandatory safety training. Significant changes in assumptions or claims history could have a material impact on our operations.


CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2006:



                                         Payments due by period
                                     Less than     1-3       3-5   More than
                               Total   1 year     years     years   5 years

Mortgages Including Interest $77,278    6,363    11,938    11,938    47,039
Revolving Debt                12,452        -         -    12,452         -
Operating Leases                 287      287         -         -         -
Purchase Commitments           8,188    8,188         -         -         -
Other Long-Term Liabilities    1,003       75       167       158       603

Total obligations            $99,208   14,913    12,105    24,548    47,642



INFLATION

Historically, the Company has been able to recover inflationary cost increases in the transportation group through increased freight rates. It is expected that over time, justifiable and necessary rate increases will be obtained. Substantially all of the Company's royalty agreements are based on a percentage of the sales price of the related mined items. Minimum royalties and substantially all lease agreements provide escalation provisions.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from these indicated by such forward-looking statements. These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. The following factors and other risk factors discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: driver availability and cost; the impact of future regulations regarding the transportation industry; availability and terms of financing; freight demand for petroleum products including recessionary and terrorist impacts on travel in the Company's markets; freight demand for building and construction materials in the Company's markets; risk insurance markets; competition; general economic conditions; demand for flexible warehouse/office facilities in the Baltimore/Washington area; ability to obtain zoning and entitlements necessary for property development; interest rates; levels of construction activity in FRI's markets; fuel costs; and inflation. However, this list is not a complete statement of all potential risks or uncertainties. These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's Annual Report on Form 10-K and in other filings made from time to time with the Securities and Exchange Commission.







CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands except per share amounts)

                                           2006       2005       2004

Revenues:
  Transportation                        $126,252    112,824     99,424
  Real estate                             21,122     18,212     16,365
Total revenues (including revenue from
 related parties of $8,321, $6,728, and
 $7,623, respectively)                   147,374    131,036    115,789
Cost of operations:
  Transportation                         108,733     98,084     86,212
  Real estate                              9,489      7,959      7,095

Gross profit                              29,152     24,993     22,482

Selling, general and administrative expense
 (including expenses paid to related party
  of $191, $174, and $372, respectively)  12,097      9,802      9,052
Operating profit                          17,055     15,191     13,430
Interest income and other                    149         30        452
Interest expense                          (3,955)    (3,276)    (3,907)

Income from continuing operations
 before income taxes                      13,249     11,945      9,975
Provision for income taxes                 5,171      4,336      3,879
Income from continuing operations          8,078      7,609      6,096

Discontinued operations (Note 3):
Income from operations, net of tax             -          -        188
Gain on sale of properties, net of tax         -          -     14,456
Discontinued operations                        -          -     14,644

Net income                               $ 8,078      7,609     20,740

Basic earnings per common share:
Income from continuing operations        $  2.71       2.58       2.08
Discontinued operations                        -          -       5.00

Net income                               $  2.71       2.58       7.08

Diluted earnings per common share:
Income from continuing operations        $  2.62       2.50       2.05
Discontinued operations                        -          -       4.92

Net income                               $  2.62       2.50       6.97



Number of weighted average shares (in thousands) used in computing:
     - basic earnings per common share     2,980      2,950      2,931
     - diluted earnings per common share   3,087      3,039      2,976

See accompanying notes.







CONSOLIDATED BALANCE SHEETS - As of September 30
(In thousands, except share data)
                                                            2006        2005
Assets
Current assets:
  Cash and cash equivalents                              $    154      2,966
  Accounts receivable (including related party of
   $546 and $288 and net of allowance for doubtful
   accounts of $359 and $525, respectively)                11,761     11,731
  Inventory of parts and supplies                             854        799
  Deferred income taxes                                       870        392
  Prepaid tires on equipment                                2,230      1,959
  Prepaid taxes and licenses                                1,216      1,291
  Prepaid insurance                                           260        259
  Prepaid expenses, other                                      67        172
          Total current assets                             17,412     19,569
Property and equipment, at cost:
  Land                                                     76,239     62,304
  Buildings                                               103,498     97,455
  Equipment                                                89,778     79,167
  Construction in progress                                  8,120      7,799
                                                          277,635    246,725
Less accumulated depreciation and depletion                85,562     81,789
                                                          192,073    164,936

Real estate held for investment, at cost                    1,093      1,093
Goodwill                                                    1,087      1,087
Unrealized rents                                            2,201      1,608
Other assets                                                5,349      5,422

Total assets                                             $219,215    193,715

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  5,670      5,674
  Federal and state income taxes payable                       20        642
  Accrued payroll and benefits                              5,160      3,247
  Accrued insurance reserves                                4,297      3,774
  Accrued liabilities, other                                  469        452
  Long-term debt due within one year                        2,576      2,432
           Total current liabilities                       18,192     16,221

Long-term debt                                             60,548     48,468
Deferred income taxes                                      14,968     14,394
Accrued insurance reserves                                  5,104      4,993
Other liabilities                                           2,351      1,738
Commitments and contingencies (Notes 14 and 15)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,011,629
     and 2,965,075 shares issued and
     outstanding, respectively                                301        297
  Capital in excess of par value                           29,169     27,100
  Retained earnings                                        88,582     80,504
         Total shareholders' equity                       118,052    107,901

  Total liabilities and shareholders' equity             $219,215    193,715

See accompanying notes.



	CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30
(In thousands)

Cash flows from operating activities:                 2006     2005     2004

  Net income                                      $  8,078    7,609   20,740
   Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization          13,510   12,479   12,230
  Deferred income taxes                                 96   (2,421)   4,916
  Gain on sale of equipment and real estate         (1,172)    (757) (24,055)
  Tax benefit from stock option exercise                 -      443      339
  Stock-based compensation                             968        -        -
  Net changes in operating assets and liabilities:
  Accounts receivable                                  (30)  (2,608)  (1,791)
  Inventory of parts and supplies                      (55)    (157)      28
  Prepaid expenses and other current assets            (92)    (132)    (138)
  Other assets                                      (1,082)  (1,916)    (883)
  Accounts payable and accrued liabilities           2,449    4,677     (994)
  Income taxes payable                                (622)  (6,157)   6,793
  Long-term insurance reserves and other
    long-term liabilities                              724     (525)    (135)

  Net cash provided by operating activities         22,772   10,535   17,050

Cash flows from investing activities:
  Purchase of transportation group property
   and equipment                                   (19,806) (11,063)  (4,350)
  Purchase of real estate group property
   and equipment                                   (20,795) (17,511) (17,619)
  Cash held in escrow                                    -   16,553  (14,758)
  Proceeds from the sale of real estate held for
   investment and property and equipment             1,688    1,377   30,600

  Net cash used in investing activities            (38,913) (10,644)  (6,127)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt           2,084    7,003   11,213
  Net increase (decrease) in revolving debt         12,452   (3,201) (16,799)
  Repayment of long-term debt                       (2,312)  (1,803)  (4,874)
  Excess tax benefits from exercise of
   stock options                                       406        -        -
  Exercise of employee stock options                   699      877    1,489
  Repurchase of Company stock                            -        -   (2,510)

  Net cash provided by (used in)
  financing activities                              13,329    2,876  (11,481)
Net (decrease) increase in
  cash and cash equivalents                         (2,812)   2,767     (558)
Cash and cash equivalents at beginning of year       2,966      199      757

Cash and cash equivalents at end of year          $    154    2,966      199

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                     $  3,916    3,272    3,977
     Income taxes                                 $  5,941   12,472    1,159

See accompanying notes.



CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY - Years ended September 30 (In thousands, except share amounts)

                                                         Capital in
                                        Common Stock     Excess of  Retained
                                        Shares   Amount  Par Value  Earnings
Balance at October 1, 2003             2,932,708   $293    $24,614   $54,007

  Shares purchased and retired           (77,533)    (7)      (651)   (1,852)
  Exercise of stock options               73,900      7      1,821         -
  Net income                                   -      -          -    20,740

Balance at September 30, 2004          2,929,075    293     25,784    72,895

  Exercise of stock options               36,000      4      1,316         -
  Net income                                   -      -          -     7,609

Balance at September 30, 2005          2,965,075    297     27,100    80,504

  Exercise of stock options               26,454      3        696         -
  Excess tax benefits from
   exercise of stock options                   -      -        406         -
  Stock option compensation                    -      -        525         -
  Shares granted to Directors              4,500      -        286         -
  Restricted stock awards                 15,960      1         (1)        -
  Restricted stock forfeitures              (360)     -          -         -
  Restricted stock expense                     -      -        157         -
  Net income                                   -      -          -     8,078

Balance at September 30, 2006          3,011,629   $301    $29,169   $88,582


See accompanying notes.


NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - Patriot Transportation Holding, Inc. (Company) is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is a Southeastern transportation company concentrating in the hauling by motor carrier of primarily petroleum related bulk liquids and dry bulk commodities. SunBelt Transport, Inc. (SunBelt) serves the flatbed portion of the trucking industry primarily in the Southeastern U.S., hauling primarily construction materials. The Company's real estate group, through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate that is leased under mining royalty agreements or held for investment.

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

REVENUE AND EXPENSE RECOGNITION - Transportation revenue, including fuel surcharges, is recognized when the services have been rendered to customers or delivery has occurred, the pricing is fixed or determinable and collectibility is reasonably assured. Transportation expenses are recognized as incurred.

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

Sales are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record these costs as a reduction to net revenue. We estimate the net collectibility of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms.

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

The Company recorded depreciation and depletion expenses for 2006, 2005 and 2004 of $12,948,000, $12,029,000 and $11,712,000, respectively.

The Company periodically reviews property and equipment and intangible
assets for potential impairment.   If this review indicated that the
carrying amount of the asset might not be recoverable, the Company would estimate the future cash flows expected with regards to the asset and its
eventual disposition.   If the sum of these future cash flows (undiscounted
and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the asset. The Company performs an annual impairment test on goodwill.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments.

The cost of routine repairs and maintenance to property and equipment is expensed as incurred.

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is self-insured for its employee health insurance benefits and carries stop loss coverage of $200,000 per covered participant per year. The Company accrues monthly the estimated cost in connection with its portion of its risk and health insurance losses. Claims paid by the Company are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.



INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income.

STOCK BASED COMPENSATION - In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), Share-Based Payments ("SFAS No. 123(R)"), revising SFAS No. 123, Accounting for Stock Based Compensation; superseding Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and its related implementation guidance; and amending SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires companies to recognize the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement. We adopted this statement effective October 1, 2005. Our adoption of SFAS No. 123(R) impacted our results of operations by increasing salaries, wages, and related expenses, increasing additional paid-in capital, and increasing deferred income taxes. See Footnote 8 for current year impact to the Company.

EARNINGS PER COMMON SHARE - Basic earnings per common share are based on the weighted average number of common shares outstanding during the
periods.   Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The only difference between basic and diluted shares used for the calculation is the effect of employee and director stock options and restricted stock.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United State requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

NEW ACCOUNTING PRONOUNCEMENTS - In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47) which clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. All underground storage tanks were considered to have indeterminable lives when the Company adopted SFAS 143. The Company was required to adopt FIN 47 in fiscal 2006 and has recorded an estimated liability of $120,000 and a corresponding increase to the carrying value of the related long-lived assets of $120,000 for the future cost of removal of the underground storage tanks in accordance with the provisions of SFAS No. 143 and will recognize the cost over the tank's estimated useful life. The cumulative effect of this accounting change resulted in a one-time pretax charge of $112,000 ($68,000 net of deferred tax benefit). This represents $.02 for both diluted and basic earnings per common share. The Company will depreciate the balance of $8,000 over the remaining estimated life of the tanks. The $112,000 cost of this accounting change was included in cost of operations.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections ("SFAS 154"). This Statement requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. SFAS 154's retrospective application requirement replaces APB Opinion No. 20's, Accounting Changes, requirement to recognize most voluntary changes in accounting principle by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of Statement 154 to have a material impact on our financial statements.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning October 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement (SFAS 157). The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS 157 will only require additional disclosure on the fair value of its goodwill, asset retirement obligations, and long-term mortgages and as such will not have a material impact on the consolidated financial results of the Company.

In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). The statement requires employers to recognize on their balance sheets the funded status of pension and other postretirement benefit plans. In addition, employers will recognize actuarial gains and losses, prior service cost and unrecognized transition amounts as a component of accumulated other comprehensive income. Furthermore, SFAS 158 will also require fiscal year end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. The disclosure requirements for SFAS 158 are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of SFAS 158, but the adoption of SFAS 158 is not expected to have a material effect on the Company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission's Office (SEC) announced Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addresses how to quantify financial statement errors that arose in prior periods for purposes of assessing their materiality in the current period. It requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality. It clarifies that immaterial financial statement errors in a prior SEC filing can be corrected in subsequent filings without the need to amend the prior filing. In addition, SAB 108 provides transitional relief for correcting errors that would have been considered immaterial before its issuance. The Company is in the process of determining the effect, if any, the adoption of SAB 108 will have on its financial statements.

RECLASSIFICATIONS - Certain reclassifications have been made to 2005 and 2004 financials to conform to the presentation adopted in 2006.

2.	Transactions with Related Parties.

As of September 30, 2006, four of the Company's directors were also directors of Florida Rock Industries, Inc. ("FRI"). Such directors own approximately 25.6% of the stock of FRI and 45.9% of the stock of the Company. Accordingly, FRI and the Company are considered related parties.

The Company, through its transportation subsidiaries, hauls commodities by tank and flatbed trucks for FRI. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to FRI.

A summary of revenues derived from FRI follows (in thousands):

                                    2006           2005         2004

Transportation                   $ 1,976          1,217        1,711
Real estate                        6,345          5,511        5,912


                                 $ 8,321          6,728        7,623

Included in the 2004 revenues are $498,000 of Real Estate revenues derived from FRI that have been reclassified to discontinued operations on the Consolidated Statements of Income.

The Company outsources certain functions to FRI, including some administrative, and property management. Charges for services provided by FRI were $191,000 in 2006, $174,000 in 2005, and $372,000 in 2004.

During 2004, the Company closed on previously announced agreements to sell several tracts of land to FRI as follows:

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

See Note 3 for further information regarding the accounting for the sales of these properties as discontinued operations.

On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (FRI) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,400 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP has contributed its fee interest in approximately 3,500 acres that it leased to FRI under a long-term mining lease. FRI will continue to mine the property and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property.

FRP also reimbursed FRI approximately $3 million for one-half of the acquisition costs of a 288-acre contiguous parcel recently acquired by FRI from a third party. The 288-acre parcel was contributed to the Joint Venture.

FRI contributed 553 acres that it owns as well as its leasehold interest in the 3,500 acres that it leased from FRP. The joint venture will be jointly controlled by FRI and FRP, and they will each have a mandatory obligation to fund additional capital contributions of up to $2 million. Distributions will be made on a 50-50 basis.

The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the entitlement process may take several years to complete.

In connection with the Joint Venture, the independent directors of the Company also approved certain extensions of lease agreements between FRP and FRI on FRI's corporate headquarters in Jacksonville, Florida, the Astatula and Marion Sand mining properties, also in Florida. The Company and FRI also agreed that a 2,500 acre tract of the Grandin mining property, in Florida, due to be released will remain subject to the lease and available for future mining.

3.	Discontinued Operations.

As discussed in Note 2, during the fiscal year ended September 30, 2004, the Company sold several tracts of land, which were accounted for as discontinued operations in accordance with Statement of Financial
Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Fiscal 2004 has been restated accordingly. A summary of discontinued operations is as follows (in thousands):
                                        2004

Royalty and rental income            $   498
Operating expenses                       190

Income before income taxes               308
Income taxes                            (120)

Income from discontinued operations  $   188

Gain from sale of
  discontinued properties            $23,652
Income taxes                          (9,196)

Net gain from sale of
  discontinued properties            $14,456


4.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2006       2005
Revolving credit (uncollateralized)   $12,452          -
Construction loan                           -      9,716
5.7% to 8.6% mortgage notes,
  due in installments through 2020     50,672     41,184
                                       63,124     50,900
Less portion due within one year        2,576      2,432
                                      $60,548     48,468

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2006 is: 2007 - $2,576,000; 2008 - $2,761,000;
2009 - $2,959,000; 2010 - $3,172,000; 2011 - $3,400,000; 2012 and subsequent years - $35,804,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement with four banks, which is scheduled to terminate on December 31, 2009. The Revolver bears interest at a rate of 1% over the selected LIBOR, which may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2006, $24,260,000 of consolidated retained earnings would be available for payment of dividends. The Company is in compliance with all restrictive covenants as of September 30, 2006.

During fiscal 2006 the Company converted a construction loan into a 15-year non-recourse mortgage of $11,800,000 with an interest rate of 6.12%. The construction loan was used to develop a 145,000 square foot build-to-suit warehouse/office building pursuant to a 15-year triple net lease.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $56,933,000 at September 30, 2006.

Certain properties having a carrying value at September 30, 2006 of $103,000 are encumbered by $1,300,000 of industrial revenue bonds that are the liability of FRI. FRI has agreed to pay such debt when due (or sooner if FRI cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.



During fiscal 2006, 2005 and 2004 the Company capitalized interest costs of $219,000, $305,000 and $10,000, respectively.

The Company had $18,887,000 of irrevocable letters of credit outstanding at September 30, 2006. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and liability insurance retentions.

5.	Leases.

At September 30, 2006, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 31,277
Commercial property                          152,133
                                             183,410
Less accumulated depreciation and depletion   33,557
                                            $149,853

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2006 are as follows: 2007 - $13,808,000; 2008 - $12,512,000; 2009 - $10,869,000; 2010 - $9,256,000; 2011 - $7,494,000; 2012
and subsequent years $40,401,000.

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

7. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)


                                             Years Ended September 30
                                            2006        2005         2004
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            2,980       2,950        2,931

Common shares issuable under share
 based payment plans which are
 potentially dilutive                          107          89           45

Common shares used for diluted
 earnings per common share                   3,087       3,039        2,976


Income from continuing operations          $ 8,078       7,609        6,096
Discontinued operations                          -           -       14,644

Net income                                 $ 8,078       7,609       20,740

Basic earnings per common share:

Income from continuing operations            $2.71        2.58         2.08
Discontinued operations                          -           -         5.00

Net income                                   $2.71        2.58         7.08

Diluted earnings per common share:

Income from continuing operations            $2.62        2.50         2.05
Discontinued operations                          -           -         4.92

Net income                                   $2.62        2.50         6.97

For 2006, 2005 and 2004, all outstanding stock options were included in the calculation of diluted earnings per share because the exercise prices of the stock options were lower than the average price of the common shares, and therefore were dilutive. In 2006, all outstanding restricted stock was included in the calculation of diluted earnings per share.

8. Stock-Based Compensation Plans.

Effective October 1, 2005, the Company adopted SFAS 123R "Share-Based Payment" for its stock-based employee compensation plans. Under SFAS 123R, compensation expense must be measured and recognized for all share-based payments based on the fair value of the award at the grant date and such costs must be included in the statement of operations over the requisite service period. Prior to October 1, 2005 the company followed APB Opinion No. 25, "Accounting for Stock Issued to Employees".

The Company has elected the modified prospective application transition method whereby the provisions of the statement will apply going forward only from the date of adoption to new share based payments, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption. The Company did not restate prior years for pro forma expense amounts. In addition, compensation expense must be recognized for any awards modified, repurchased or cancelled after the date of adoption. The straight-line attribution model is used to measure compensation expense.

Prior to February 2006, the Company had two Stock Option Plans (the 1995 Stock Option Plan and the 2000 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The options awarded under the two plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Options awarded to directors are exercisable immediately and options awarded to officers and employees become exercisable in cumulative installments of 20% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee.

In February 2006, the Shareholders approved the 2006 Stock Incentive Plan which replaced the 2000 Stock Option Plan. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. In February 2006, 15,960 shares of restricted stock were granted subject to forfeiture restrictions, tied to continued employment, that lapse 25% annually beginning on January 1, 2007. The number of common shares available for future issuance was 279,900 at September 30, 2006.

The Company utilized the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees in prior periods. Each grant was evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 41% and 53%, risk-free interest rate of 3.2% to 4.9% and expected life of 6.2 to
7.0 years.

The dividend yield of zero is based on the fact that the Company does not pay cash dividends and has no present intention to pay cash dividends. Expected volatility was estimated based on the Company's historical experience over a period equivalent to the expected life in years. The risk-free interest rate was based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation was based on the observed and expected time to exercise options by the employees.

Under provisions of SFAS 123R, the Company recorded $968,000 of stock compensation expense in its consolidated statement of income for fiscal 2006. This consisted of $525,000 for stock options issued in prior years, $286,000 for an annual stock award to non-employee directors, and $157,000 for restricted stock awards granted in fiscal 2006. Stock compensation expense was $590,000 net of deferred income tax benefits. This represents $.20 for basic earnings per common share and $.19 for diluted earnings per common share.

SFAS 123R also amends FASB Statement No. 95, Statement of Cash Flows, to require that the benefits associated with the tax deduction in excess of recognized compensation cost be reported as financing cash flows, rather than as a reduction of taxes paid. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. Financing cash flows for fiscal 2006 included $406,000 of excess tax benefits from the exercise of stock options.

A summary of changes in outstanding options is presented below (in thousands, except per share amounts):


                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Exercise  Remaining  Grant Date
Options                 Shares    Price     Term (yrs) Fair Value

Outstanding at
 September 30, 2003     299,500     $21.85
  Granted                51,000     $31.20
  Exercised             (73,900)    $20.15
  Forfeited              (9,400)    $22.23
Outstanding at
 September 30, 2004     267,200     $23.99
  Granted               116,000     $44.38
  Exercised             (36,000)    $24.38
  Forfeited              (9,300)    $32.52
Outstanding at
 October 1, 2005        337,900     $30.72       7.8
  Granted                     0     $    0               $     0
  Exercised             (26,454)    $26.41               $   359
  Forfeited              (6,700)    $33.53
Outstanding at
 September 30, 2006     304,746     $31.03       6.9     $ 4,760
Exerciseable at
 September 30, 2006     201,546     $29.76       6.6     $ 3,086

Vested during
 Twelve months ended
 September 30, 2006      39,000                          $   579

The aggregate intrinsic value of exercisable in-the-money options was $9,230,000 and the aggregate intrinsic value of all outstanding options was $13,503,000 based on the market closing price of $75.56 on September 30, 2006 less exercise prices. Gains of $1,404,000 were realized by option holders during the twelve months ended September 30, 2006. The realized tax benefit from options exercised for the twelve months ended September 30, 2006 was $528,000. Total compensation cost of options granted but not yet vested as of September 30, 2006 was $1,161,000, which is expected to be recognized over a weighted-average period of 2.2 years.

A summary of changes in restricted stock awards is presented below (in thousands, except per share amounts):

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Grant     Remaining  Grant Date
Restricted Stock        Shares    Price     Term (yrs) Fair Value

Outstanding at
 October 1, 2005              0
  Granted                15,960     $63.64               $ 1,016
  Vested                      0                          $     0
  Forfeited                (360)    $63.54
Outstanding at
 September 30, 2006      15,600     $63.64       3.3     $   993

Total compensation cost of restricted stock granted but not yet vested as of September 30, 2006 was $706,000 which is expected to be recognized over a weighted-average period of 3.3 years.

SFAS 123R requires the presentation of pro forma information for the comparative periods prior to its adoption as if all employee stock options had been accounted for under the fair value method of the original SFAS 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income and earnings per common share if SFAS 123 had been applied to stock-based employee compensation to the prior-year periods (in thousands, except per share amounts):

        2005        2004
Net income:
    As reported                        $7,609      20,740
    Deduct:  Total stock-based
    employee compensation expense
    determined under fair value
    based method, net of tax effects      905         626
    Pro forma                          $6,704      20,114

Basic earnings per common share
    As reported                         $2.58        7.08
    Pro forma                           $2.27        6.86
Diluted earnings per common share
    As reported                         $2.50        6.97
    Pro forma                           $2.21        6.76

The following table summarizes information concerning stock options outstanding at September 30, 2006:

                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$22.23 - $43.50              103,200           $33.50        7.3 years
Exercisable:
$15.13 - $22.66               77,396            19.92        5.4
$23.77 - $34.00               81,900            29.68        6.9
$43.50 - $60.40               42,250            47.94        8.4
                             201,546           $29.76        6.6 years
Total                        304,746           $31.03        6.9 years


9. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2006          2005         2004
Current:
  Federal                   $4,234         5,540        2,720
  State                        841         1,217          445
                             5,075         6,757        3,165
Deferred                        96        (2,421)         714

  Total                     $5,171         4,336        3,879

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):



                                           2006	     2005	       2004
Amount computed at statutory
  Federal rate                           $4,528       4,061        3,491
State income taxes (net of Federal
  income tax benefit)                       553         441          362
Other, net                                   90        (166)          26
Provision for income taxes               $5,171       4,336        3,879

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below:
                                           2006	     2005

Deferred tax liabilities:
 Property and equipment                  $16,279     15,614
 Depletion                                   617        604
 Unrealized rents                            845        611
 Prepaid expenses                          1,334      1,206
  Gross deferred tax liabilities          19,075     18,035
Deferred tax assets:
 Insurance reserves                        3,343      3,083
 Employee benefits and other               1,634        950
  Gross deferred tax assets                4,977      4,033
Net deferred tax liability               $14,098     14,002

The accrued liability for uncertain tax positions as of September 30, 2006 and 2005 was $839,000 and $1,180,000 respectively. During Fiscal 2006 the accrued liability was reduced $341,000 due to the expiration of the statutes of limitations on certain positions.

10. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $698,000 in 2006, $694,000 in 2005 and $649,000 in 2004.

The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies. The expense for fiscal 2006, 2005 and 2004 was $347,000, $192,000 and $87,000, respectively. The accrued benefit under this plan as of September 30, 2006 and 2005 was $1,751,000 and $1,461,000
respectively.

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

The accrued postretirement benefit obligation for this plan as of September 30, 2006 and 2005 was $503,000 and $536,000, respectively. The net periodic postretirement benefit cost was $27,000, $10,000 and $2,000 for fiscal 2006, 2005, and 2004, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 5.0% for 2006, 6.0% for 2005 and 5.75% for 2004. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 6.0% for 2006, 5.0% for 2005 and 6.0% for 2004. No medical trend is applicable because the Company's share of the cost is frozen.

11. Business Segments.

The Company has identified two business segments, each of which is managed
separately along product lines.   The Company's operations are substantially
in the Southeastern and Mid-Atlantic states.

The transportation segment hauls primarily petroleum related bulk liquids, dry bulk commodities and construction materials by motor carrier. The real estate segment owns real estate of which a substantial portion is under mining royalty agreements or leased. The real estate segment also holds certain other real estate for investment and is developing commercial and industrial properties.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

                                           2006	        2005	   2004

Revenues:
  Transportation                        $126,252      112,824      99,424
  Real estate                             21,122       18,212      16,365
                                        $147,374      131,036     115,789

Operating profit:


  Transportation                        $  8,875        6,587       5,625
  Real estate                             11,633       10,253       9,269
  Corporate expenses                      (3,453)      (1,649)     (1,464)
                                        $ 17,055       15,191      13,430

Capital expenditures:
  Transportation                        $ 19,806       11,063       4,350
  Real estate                             20,795       17,511      17,619
                                        $ 40,601       28,574      21,969

Depreciation, depletion and
amortization:
  Transportation                        $  8,769        8,166       8,200
  Real estate                              4,506        4,086       3,782
  Other                                      235          227         248
                                        $ 13,510       12,479      12,230

Identifiable assets at September 30:
  Transportation                        $ 57,715       47,435      42,479
  Real estate                            159,134      141,646     126,457
  Cash                                       154        2,966      16,752
  Unallocated corporate assets             2,212        1,668       1,133
                                        $219,215      193,715     186,821

12. Accrued Vacation Liability.

In prior years, the Company did not accrue for compensated absences as a determination had been made that the accrual was not material to the Company's financial statements. The Company expensed payments of vacation pay to hourly and salaried employees when paid.

During the third quarter of fiscal 2006, the Company reevaluated the materiality of such accrual and recorded a liability of $1,055,000 to reflect the Company's obligation for vacation pay. As of September 30, 2006 the liability was $1,277,000 which included $173,000 related to a fourth quarter change in estimate regarding forfeiture rates of unvested vacation. Under generally accepted accounting principles, compensated absences must be accrued for both hourly and salaried employees. Under FAS No. 43 "Accounting for Compensated Absences," the accrual must consist of the vested liability as well as the portion of the unvested liability that is deemed to be earned. The Company's policy does not permit vacation to be rolled over from year to year for salaried employees but permits hourly employees to rollover a maximum of five days. The impact on the balance sheet of recording this liability was to increase payroll liability by $1,277,000, to increase the current portion of deferred tax benefits by $490,000 and to reduce shareholder's equity by $787,000. These entries did not affect net cash provided by operations. The impact on the income statement was to increase transportation cost of operations by $940,000, real estate cost of operations by $68,000, increase selling, general and administrative expense by $269,000, decrease the provision for income taxes by $490,000 and to reduce the net income for 2006 by $787,000.

13. Fair Values of Financial Instruments.

At September 30, 2006 and 2005, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items. The fair values of the Company's other long-term debt were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2006, the carrying amount and fair value of such other long-term debt was $50,672,000 and $51,895,000, respectively. At September 30, 2005, the carrying amount and fair value of other long-term debt was $50,900,000 and $52,976,000, respectively.

14. Contingent Liabilities.

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


15. Commitments.

The Company, at September 30, 2006, had entered into various contracts to develop real estate with remaining commitments totaling $2,824,000, and to purchase transportation equipment for approximately $5,364,000.

16. Customer Concentration.

The transportation segment primarily serves customers in the petroleum and building and construction industries. Petroleum customers accounted for approximately 66% and building and construction customers accounted for approximately 34% of transportation segment revenues for the year ended September 30, 2006.

During fiscal 2006, the transportation segment's ten largest customers accounted for approximately 47.3% of the transportation segment's revenue. One of these customers accounted for 11.6% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income.

17. Subsequent Event.

On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (FRI). See Note 2 to the Consolidated Financial Statements for further details.





Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal controls systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2006, the Company's internal control over financial reporting is effective. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006 has been audited by Hancock Askew & Co., LLP, the Company's independent registered certified public accounting firm, as stated in their report, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of September 30, 2006.


Report of Independent Registered Certified Public Accounting Firm
The Stockholders and Board of Directors
Patriot Transportation Holding, Inc.
We have audited the accompanying consolidated balance sheet of Patriot Transportation Holding, Inc. as of September 30, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2006, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payment, effective October 1, 2005 for accounting for share-based payments.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 1, 2006 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.
Hancock Askew & Co., LLP
December 1, 2006
Savannah, Georgia

Report of Independent Registered Certified Public Accounting Firm
To the Board of Directors and Stockholders
Patriot Transportation Holding, Inc.
We have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that Patriot Transportation Holding, Inc. maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Patriot Transportation Holding, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management's assessment that Patriot Transportation Holding, Inc. maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of operations, stockholders' equity, comprehensive income, and cash flows of Patriot Transportation Holding, Inc., as of September 30, 2006 and for the year then ended and our report dated December 1, 2006 expressed an unqualified opinion.
 Hancock Askew & Co., LLP

December 1, 2006
Savannah, Georgia


Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of Patriot Transportation Holding, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Patriot Transportation Holding, Inc. and its subsidiaries at September 30, 2005 and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



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


Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY  10038

Telephone:  1-800-937-5449


General Counsel

McGuireWoods LLP
Jacksonville, Florida


Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP
Savannah, Georgia


Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)


Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2005 as filed with the Securities and Exchange Commission by writing to the Treasurer at 1801 Art Museum Drive, Suite 300, Jacksonville, Florida 32207. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


Company Website

The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.