Form 10-K, Exhibit 13
period 2007-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2007-12-07
CIK 844059

Annual Report 2007

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                                                          %
                                          2007      2006     Change


Revenues                                $154,282  147,374       4.7
Gross profit                            $ 30,407   29,152       4.3
Operating profit                        $ 18,352   17,055       7.6
Income before income taxes              $ 14,616   13,249      10.3
Net income                              $  9,505    8,078      17.7

Per common share:
  Basic                                 $   3.15     2.71      16.2
  Diluted                               $   3.04     2.62      16.0

Total Assets                            $253,530  219,215      15.7
Total Debt                              $ 83,934   63,124      33.0
Shareholders' Equity                    $130,461  118,052      10.5
Common Shares Outstanding                  3,051    3,012       1.3
Book Value Per Common Share             $  42.76    39.20       9.1

BUSINESS. The Company is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is a Southeastern U.S. based tank truck company concentrating in the hauling of primarily petroleum products and other liquid and dry bulk commodities. SunBelt Transport, Inc. (SunBelt) serves the flatbed portion of the trucking industry in the Southeastern U.S., hauling primarily construction materials. The Company's real estate group, comprised of FRP Development Corp. and Florida Rock Properties, Inc., acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

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





To Our Shareholders

Your Company completed fiscal 2007 with very satisfying financial and operating results, notwithstanding challenges and concerns from the regional and national economy.

Consolidated revenues grew 4.7% to $154,282,000, and operating profit climbed 7.6% to $18,352,000. Income before income taxes increased 10.3%, and net income gained 17.7% to $9,505,000. Net income per diluted share rose 16.0% to $3.04.

Patriot also finished 2007 with a healthy balance sheet which will continue to keep the Company well-positioned for growth. Our ratio of long-term debt to shareholders' equity was 64.3% at September 30, and our long-term debt is comprised entirely of fixed-rate, non-recourse real estate-related obligations. The Company's Transportation Group again had no long-term debt at year-end. Moreover, Patriot finished the year with approximately $26,900,000 of invested cash balances and $30,000,000 revolving credit facility available. Finally, net book value per common share increased 9.1% to $42.76.

Transportation Group

Encouraging operating progress coupled with adversity characterized Patriot's transportation year. Both operating subsidiaries, Florida Rock & Tank Lines, Inc. ("Tank Lines") and SunBelt Transport, Inc. ("SunBelt") again achieved solid performance in preventable accident frequency ratios for workers compensation and automobile-related occurrences. These year-over-year achievements enabled actuarial-related financial benefits from decreased balance sheet insurance reserves.

Additionally, driver manning improved significantly at both companies, allowing better equipment utilization and improved total revenue miles.

However, market conditions, freight demand and record diesel fuel cost impacts each discriminated substantially between Tank Lines and SunBelt.
 Stable to somewhat healthy refined petroleum product demand enabled Tank Lines to generally recoup spiking diesel expenses while achieving further year-over-year gains in annual revenues per driver and per tractor. Revenue miles hauled benefited from improved driver manning.

SunBelt, on the other hand, began the year and continues to struggle against a veritable perfect storm in its flatbed markets. With its operations concentrated in the Southeast U.S., SunBelt has witnessed freight demand gyrating frequently while trending steadily downward from dramatically decreasing residential housing starts and glutted inventories of construction materials and existing homes. Poor freight demand and related volume disruptions have led to lower revenues per mile, per driver and per tractor. As major building materials shippers have cut costs by either reducing or eliminating their payments to carriers for fuel price surcharges, net fuel expense as a percent of revenue has skyrocketed about 30% over the previous year.

SunBelt expects another difficult year for 2008. Tank Lines may experience some freight softness if the national economy continues to slow and gasoline consumption begins to react to higher retail prices. Nevertheless, both companies are well-positioned for the future. Their customer service reputations are excellent, their fleets are modern, they are fully manned and are not saddled with debt. As a trend toward further consolidation builds throughout their industry groups, both companies can anticipate opportunities.

Real Estate Group

The Group's developed building portfolio totaled 2,491,629 square feet at year-end and was 93.8% occupied.

Two additional buildings are under construction. A 66,398 square foot office building at the Company's Hillside Business Park near the Baltimore-Washington International Airport and the first office/warehouse building at the Windless Run Business Park (formerly "Bird River").
These two projects represent 135,725 square feet. Combining these two buildings with the year-end total developed square footage represents an 8.7% increase in total developed portfolio compared to fiscal 2006.

Land development activities will begin in the spring of 2008 at Patriot Business Park in Prince William County, Virginia. Development plans anticipate an eventual build-out there of about 700,000 square feet of warehouse/office buildings.

The Company's 300/400 Interchange Boulevard in New Castle, Delaware can also accommodate an additional 93,600 square feet of office-warehouse capacity, and construction feasibility studies are underway.

Counting the two buildings under construction and remaining build-out capacity for all business parks now owned provides projected total square footage of about 4,714,000 square feet.

Finally, important work continues toward achieving appropriate zoning entitlements for two significant properties. The first is Brooksville Quarry, LLC, a 50/50 joint venture with Vulcan Materials Company, formerly Florida Rock Industries, Inc., for about 4,300 contiguous acres near Brooksville, Florida. Final entitlement approvals could take several more years to complete.

The Company's 5.8 acre undeveloped site on the Anacostia River in Washington, D.C. is the second property currently undergoing re-zoning application. This tract is adjacent to the construction site for the new Washington Nationals Baseball Stadium scheduled for completion about the end of March, 2008. An additional property not subject to the current re-zoning application, a 2.1 acre tract on the same bank of the river, is also owned by the Company.

Planned Unit Development ("PUD") Zoning is being requested for the 5.8 acre property. The Company continues to work for approval of PUD status, which would permit development of up to 545,800 square feet of commercial use and an additional 569,600 square feet for residential. The Company remains optimistic for approval of its PUD application now pending before the Zoning Commission of the District of Columbia.

Conclusion

Though SunBelt Transport continues to battle adverse effects throughout its freight markets from the dramatic fall-off in residential construction, fiscal 2007 was another good period of progress for Patriot. We are also quite confident fiscal 2008 will produce interesting growth potential as well.

Your Company remains anchored to a very seasoned, capable managerial foundation. The combined strengths of its people, its balance sheet and its commitment to results will continue to produce rewarding progress along the road ahead.

We recognize and want to thank our customers and shareholders for the great loyalty and support you continue to provide.
Respectively yours,



Edward L. Baker
Chairman


John E. Anderson
President & Chief Executive Officer


OPERATING PROPERTIES

Transportation. During fiscal 2007, the Company's transportation group operated through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks. SunBelt Transport, Inc. (SunBelt) is engaged primarily in hauling building and construction materials on flatbed trailers.

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

At September 30, 2007, the transportation group owned and operated a fleet of 639 trucks and 1,003 trailers.

During fiscal 2007, the transportation group purchased 63 new tractors and 4 new trailers. The Company accelerated its normal tractor replacement cycle in response to stricter engine emission standards on new trucks that became effective in January 2007. Six of the tractors purchased in fiscal 2007 have the higher cost engines required by the new standards. Florida Rock & Tank Lines, Inc. also purchased 12 used tractors and trailers in July 2007 as part of the acquisition of another transport company's Atlanta Georgia business. The acquisition also included the hiring of drivers and support staff along with assumption of all the customers. Total additional annual revenue from this acquisition is estimated to be $2.5 million. The fiscal 2008 capital budget includes 63 new tractors and 56 new trailers which includes binding commitments to purchase 11 tractors and 20 trailers at September 30, 2007. Maintaining a modern fleet has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

Real Estate. The real estate group operates the Company's real estate and property development activities through subsidiaries.

The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits, substantially all of which is leased to Florida Rock Industries, Inc. (FRI) under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums; and, (iii) land held for future appreciation or development. FRI merged with Vulcan Materials Company in November 2007. The Florida Rock Division of Vulcan Materials Company currently continues to operate under the same mining royalty agreements and leases.



At September 30, 2007, the Company owned 10 parcels of land containing 219 usable acres in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres near the Baltimore-Washington International Airport. Infrastructure work on the site is substantially completed and four buildings with a total of 504,740 square feet are completed that are 92% occupied. Following occupancy by an additional 22,410 square foot tenant in October 2007 this park is 97% occupied. Construction of the final building with 66,398 square feet of office space was started in October 2007.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Eight warehouse/office buildings, totaling 745,741 square feet, have been constructed. Of the eight existing buildings, seven are 100% leased/occupied and the eighth, completed in September 2007 is 59% leased. Upon occupancy of the 59% tenant in November 2007, this park is now 96% occupied. The remaining 27 acres are available for future development and have the potential to offer an additional 343,000 square feet of comparable product.

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

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 82% leased.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 96% leased.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 100% leased. The remaining 8.8 acres are available for future development and have the potential to offer an additional 93,600 square feet of comparable product.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space, which is 100% leased.


Future Planned Developments. At September 30, 2007 the Company owned the following future development parcels:

1) Windlass Run, formerly referred to as Bird River, located in southeastern Baltimore County, Maryland, is a 179-acre tract of land that has direct access to Maryland State Road 43, which was completed in October 2006 and connects I-95 with Martin State Airport. This property is currently zoned for residential and commercial use with 104 developable acres. The Company plans to develop and lease approximately 515,000 square feet of warehouse/office buildings on the 42 developable acres zoned for commercial use. Land development efforts commenced in the summer of 2007. Construction of the first building began in August 2007. The residential portion of the property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain a Planned Unit Development.

2) Patriot Business Park, located in Prince William County, Virginia, is a 101-acre tract of land which is immediately adjacent to the Prince William Parkway providing access to I-66. A portion of the tract totaling 28.7 acres is subject to taking by the Virginia Department of Transportation for construction of a traffic cloverleaf at the intersection of Prince William Parkway and Balls Ford Road. The Company plans to develop and lease approximately 700,000 square feet of warehouse/office buildings on the residual property. Land development efforts will commence in the spring of 2008.

3) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (FRI) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP has contributed its fee interest in approximately 3,443 acres formerly leased to FRI under a long-term mining lease which had a net book value of $2,548,000. FRI is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $149,000 of such royalties in fiscal 2007 and $112,000 in fiscal 2006. Allocated depletion expense of $6,000 was included in real estate cost of operations for fiscal 2007.

FRP also reimbursed FRI $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel acquired by FRI in 2006 and contributed by FRI to the joint venture. FRI also contributed 553 acres that it owns as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by FRI and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2 million. Capital contributions of $500,000 were made during fiscal 2007. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2007 includes a loss of $156,000 representing the Company's equity in the loss of the joint venture.

The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the entitlement process may take several years to complete.

4) Anacosta River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is one block from the construction site for the new Washington Nationals Baseball Stadium which is scheduled for completion in March, 2008. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, these properties are leased to Florida Rock Industries, Inc., on a month-to-month basis.

The Company has been pursuing development efforts with respect to the 5.8-acre parcel for several years. The Company previously obtained a Planned Unit Development (PUD) Zoning approval for development of the property and has been working to obtain approval of a modified PUD that would allow up to 545,800 square feet of commercial development and up to 569,600 square feet of residential development. Consideration of a proposed action by the Zoning Commission is anticipated at a scheduled public meeting in the first calendar quarter of 2008. The Company remains optimistic that its zoning application will be approved while at the same time recognizing that there is inherent uncertainty in any zoning approval process.

5) Commonwealth Avenue in Jacksonville, Florida is a 50-acre, rail accessible site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of eventual warehouse/office build-out.






Five Year Summary-Years ended September 30
(Amounts in thousands except per share amounts)

                        2007      2006      2005      2004      2003

Summary of Operations:
Revenues             $154,282   147,374   131,036   115,789   102,561
Gross profit         $ 30,407    29,152    24,993    22,482    17,590
Operating profit     $ 18,352    17,055    15,191    13,430     9,437
Interest expense     $  3,878     3,955     3,276     3,907     3,497
Income from continuing
 operations          $  9,505     8,078     7,609     6,096     3,627
Per Common Share:
Basic                $   3.15      2.71      2.58      2.08      1.19
Diluted              $   3.04      2.62      2.50      2.05      1.18
Discontinued
 operations          $      -         -         -    14,644     1,023
Net income           $  9,505     8,078     7,609    20,740     4,650
Per Common Share:
Basic                $   3.15      2.71      2.58      7.08      1.53
Diluted              $   3.04      2.62      2.50      6.97      1.51

Financial Summary:
Current assets       $ 44,486    17,412    19,569    30,066    13,965
Current liabilities  $ 20,228    18,192    16,221    23,099    11,220
Property and
 equipment, net      $192,523   192,073   164,936   149,011   139,379
Total assets         $253,530   219,215   193,715   186,821   166,643
Long-term debt       $ 80,172    60,548    48,468    41,185    57,816
Shareholders' equity $130,461   118,052   107,901    98,972    78,914
Net Book Value
 Per common Share    $  42.76     39.20     36.39     33.79     26.91

Other Data:
Weighted average common
 shares - basic         3,022     2,980     2,950     2,931     3,033
Weighted average common
 shares - diluted       3,131     3,087     3,039     2,976     3,066
Number of employees     1,019       981       925       908       845
Shareholders of record    573       634       679       702       745


















Quarterly Results (unaudited)
(Dollars in thousands except per share amounts)

	          First	          Second	  Third           Fourth
                  2007    2006    2007    2006    2007    2006    2007    2006

Revenues        $37,124  35,423  38,156  35,561  39,631  37,611  39,371  38,779
Gross profit    $ 7,459   6,782   8,423	  6,837   7,794   7,340   6,731   8,193
Net income      $ 2,160   1,898   2,597	  1,705   2,426   1,844   2,322   2,631

Earnings per common share:
  Basic         $   .72     .64     .86     .57     .80     .62     .76     .88
  Diluted       $   .69     .62     .83     .56     .77     .59     .74     .85

Market price per common share(a):
    High        $100.08   70.58   94.00   70.71   91.66   93.98   98.34   85.45
    Low         $ 69.95   65.92   78.23   62.64   84.70   67.74   85.23   63.07

(a) All prices represent high and low daily closing prices as reported by The Nasdaq Stock Market.


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

The Company was a related party to Florida Rock Industries, Inc. (FRI) because four of the Company's directors also served until November 16, 2007, as directors of FRI and such directors own approximately 24% of the stock of FRI and 47% of the stock of the Company. The Company derived 5.4% of its consolidated revenue from FRI in fiscal 2007. FRI merged with Vulcan Materials Company in November 2007. The Florida Rock Division of Vulcan Materials Company currently continues to operate under the same mining royalty agreements and leases.

Net income was $9,505,000 or $3.04 per diluted share in fiscal 2007, an increase of 17.7% compared to $8,078,000 or $2.62 per diluted share in fiscal 2006. Results for fiscal 2007 were assisted by a lower effective tax rate of 35.0% versus 39.0% in the prior year representing a $585,000 reduction in income tax expense. This was primarily due to a reduction in income tax reserves from the expiration of the statutes of limitations related to certain positions and the finalization of a Federal income tax audit. Net income for fiscal 2006 was adversely impacted by $787,000 ($.25 per diluted common share) of vacation expense, net of income tax benefits, that was not previously accrued.

Transportation. The Company generates transportation revenue by providing over the road hauling services for customers primarily in the petroleum products (Tank Lines) and building construction materials industry (SunBelt). The majority of our petroleum products customers are major oil companies and convenience store chains, who sell gasoline or diesel fuel directly to the retail market. Our customers in the building construction industries are generally the manufacturer of the products who contract with us to deliver goods to their customers or within their distribution systems, primarily serving residential markets.

Our customers generally pay for services based on miles driven. We also bill for other services that may include stop-offs, pump-offs, and load tarping. Additionally, we may bill customers a fuel surcharge that relates to the fluctuations in diesel fuel costs.

Miles hauled and rates per mile are the primary factors impacting transportation revenue. Changes in miles or rates will affect revenue. Given the large increases in diesel fuel costs over the past 3 years, fuel surcharges have become a critical factor affecting overall transportation revenue.

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

Operating safely, efficient equipment utilization, appropriate freight rates, and driver retention are the most critical factors in maintaining profitable operations. Statistics related to these factors are monitored weekly and monthly. Operating expenses are generally split evenly between variable (driver pay, fuel, and maintenance) and fixed costs (overhead, insurance and depreciation). As a result, increases in revenue will generally improve our operating profit ratio.

The Company's transportation segment faces on-going challenges from high diesel fuel expenses. SunBelt continues to face negative construction materials industry trends and significant profitability challenges due to poor freight demand, utilization disruption, pricing softness and sharply higher diesel fuel expense net of surcharges. This downturn will continue into 2008. Tank Lines purchased 12 used tractors and trailers in July 2007 as part of the acquisition of another transport company's Atlanta Georgia business. The acquisition also included the hiring of drivers and support staff along with assumption of all the customers. Total additional annual revenue from this acquisition is estimated to be $2.5 million.

Real Estate. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware, and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits; and (iii) land held for future appreciation or development.

Revenue from land and/or buildings is generated primarily from leasing our portfolio of flex office/warehouse buildings. Our flex office/warehouse product is a functional warehouse with the ability to configure portions as office space as required by our tenants. We lease space to tenants who generally sign multiple year agreements. Growth is achieved by increasing occupancy and lease rates in existing buildings and by developing or acquiring new warehouses. We attempt to develop or purchase properties in areas that have high growth potential and are accessible to major interstates or other distribution lanes.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse parks at September 30, 2007:

                                             Total
Development          Location              Sq. feet     % Occupied

Hillside (1)      Anne Arundel Co., MD      504,740        92.4%
Lakeside (2)      Harford Co., MD           745,741        90.0%
Tudsbury          Baltimore Co., MD          86,100       100.0%
Dorsey Run        Howard Co., MD             85,100       100.0%
Rossville         Baltimore Co., MD         190,517       100.0%
Loveton           Baltimore Co., MD          29,921       100.0%
Oregon            Anne Arundel Co., MD      195,615        82.1%
Arundel           Howard Co., MD            162,796        96.0%
Interchange       New Castle Co., DE        303,006       100.0%
Azalea Garden     Norfolk, VA               188,093       100.0%
                                          2,491,629        93.8%

(1)	A lease agreement has been executed for 22,410 square feet to commence on or around November 1, 2007.
(2)	A lease agreement has been executed for lease 43,830 square
feet to commence on or around November 13, 2007.

In addition to the completed buildings, construction of the final building at Hillside, a 66,000 square foot office, started in October 2007 and land is available at these parks to construct additional buildings at Lakeside Business Park (343,000 square feet) and Interchange (93,600 square feet).

We also own a portfolio of mineable land, substantially all of which is leased to FRI under long-term mining royalty agreements, whereby we are paid a percentage of the revenues generated from mined product sold or annual minimum rents. The mines primarily consist of construction aggregates, such as stone and sand and calcium deposits.

Properties held for future development include:

Windlass Run, formerly referred to as Bird River, located in southeastern Baltimore County, Maryland, is a 179-acre tract of land that has direct access to Maryland State Road 43, which was completed in October 2006 and connects I-95 with Martin State Airport. This property is currently zoned for residential and commercial use with 104 developable acres. The Company plans to develop and lease approximately 515,000 square feet of warehouse/office buildings on the 42 developable acres zoned for commercial use. Land development efforts commenced in the summer of 2007. Construction of the first building began in August 2007. The residential portion of the property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain a Planned Unit Development.

Patriot Business Park, located in Prince William County, Virginia, is a 101-acre tract of land which is immediately adjacent to the Prince William Parkway providing access to I-66. A portion of the tract totaling 28.7 acres is subject to taking by the Virginia Department of Transportation for construction of a traffic cloverleaf at the intersection of Prince William Parkway and Balls Ford Road. The Company plans to develop and lease approximately 700,000 square feet of warehouse/office buildings on the residual property. Land development efforts will commence in the spring of 2008.

Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company
(FRP) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (FRI) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP has contributed its fee interest in approximately 3,443 acres formerly leased to FRI under a long-term mining lease which had a net book value of $2,548,000. FRI is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $149,000 of such royalties in fiscal 2007 and $112,000 in fiscal 2006. Allocated depletion expense of $6,000 was included in real estate cost of operations for fiscal 2007. FRP also reimbursed FRI $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel acquired by FRI in 2006 and contributed by FRI to the joint venture. FRI also contributed 553 acres that it owns as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by FRI and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2 million. Capital contributions of $500,000 were made during fiscal 2007. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2007 includes a loss of $156,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the entitlement process may take several years to complete.

The Company owns a 5.8 acre parcel of undeveloped real estate in the southeast quadrant of Washington, D.C. that fronts the Anacostia River and a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, these properties are leased to FRI on a month-to-month basis. This property is adjacent to the new baseball stadium for the Washington Nationals baseball team scheduled for completion about the end of the first calendar quarter 2008. For several years, the Real Estate Group has been pursuing development efforts with respect to the 5.8-acre parcel. The Company previously obtained Planned Unit Development (PUD) Zoning approval for development of the property and has been working to obtain approval of a modified PUD that would allow up to 545,800 square feet of commercial development and up to 569,600 square feet of residential development. If the modified PUD is approved, the Company would have up to two years to commence development in accordance with the newly approved zoning.

Commonwealth Avenue is a 50-acre, rail accessible site in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                Fiscal Years ended September 30
(dollars in thousands)     ___2007     %     _2006     %      2005     %

Transportation revenue     $115,404   87%   108,800   86%   101,934   90%
Fuel surcharges              16,538   13%    17,452   14%    10,890   10%

Revenues                    131,942  100%   126,252  100%   112,824  100%

Compensation and benefits    50,293   38%    48,281   38%    44,185   39%
Fuel expenses                28,944   22%    27,444   22%    21,555   19%
Insurance and losses         11,269    8%    11,107    9%    11,925   11%
Depreciation expense          9,032    7%     8,563    7%     7,920    7%
Other, net                   14,102   11%    13,338   10%    12,499   11%

Cost of operations          113,640   86%   108,733   86%    98,084   87%

Gross profit               $ 18,302   14%    17,519   14%    14,740   13%

The Transportation group's goals for 2007 were to operate safely, improve freight rates, recruit and retain qualified drivers and maximize equipment utilization.

Revenues 2007 vs 2006 - Transportation segment revenues were $131,942,000, an increase of $5,690,000 or 4.5% over 2006. The average price paid per gallon of diesel fuel increased slightly by $0.02 over 2006 and fuel surcharge revenue decreased $914,000. Excluding fuel surcharges, revenue per mile increased 1.1% reflecting a trend of decreasing freight demand and pricing softness from the downturn in housing and attendant lower demand for construction materials. Revenue miles in the current year were up 5.2% primarily from improved driver manning and higher tractor count.

Revenues 2006 vs 2005 - Transportation segment revenues were $126,252,000, an increase of $13,428,000 or 11.9% over 2005. The average price paid per gallon of diesel fuel increased $0.45 over 2005 and as a result fuel surcharge revenue increased $6,562,000. Excluding fuel surcharges, revenue per mile increased 5.0%, reflecting better pricing for our services. Revenue miles in 2006 were up 1.5% compared to 2005 and were constrained by low driver availability.

Expenses 2007 vs 2006 - Transportation's cost of operations increased $4,907,000 to $113,640,000 in 2007, compared to $108,733,000 in 2006.
Compensation and benefits were higher as a result of increased revenue miles and an increase in the number of drivers offset by lower vacation expense. Fuel expenses increased due to an increase in revenue miles. As a percent of revenue cost of operations remained constant.

Expenses 2006 vs 2005 - Transportation's cost of operations increased $10,649,000 to $108,733,000 in 2006, compared to $98,084,000 in 2005.
The primary factors for the increase were increased miles and higher diesel fuel costs. Average fuel cost per gallon increased 21.9% in 2006 compared to 2005. Compensation and benefits were higher as a result of increased revenue miles, higher driver pay, and vacation expense not previously accrued. Insurance and losses for the year decreased $818,000 primarily due to lower than expected development of prior year claims. As a percent of revenue cost of operations decreased slightly.

Real Estate
                                Fiscal Years ended September 30
(dollars in thousands)      ___2007     %      2006     %      2005     %

Royalties and rent          $  6,680   30%     6,643   31%    6,143    34%
Developed property rentals    15,660   70%    14,479   69%   12,069    66%

Total revenue                 22,340  100%    21,122  100%   18,212   100%

Mining and land rent expenses  1,731    8%     1,633    8%    1,378     8%
Developed property management  8,504   38%     7,856   37%    6,581    36%

Cost of operations            10,235   46%     9,489   45%    7,959    44%

Gross profit                $ 12,105   54%    11,633   55%   10,253    56%

Revenues 2007 vs 2006 - Real estate revenues increased $1,218,000 or 5.8% in 2007 to $22,340,000. Lease revenues from developed properties increased $1,181,000 or 8.2% due to an increase in occupied square footage along with higher rental rates on new leases. Royalties and rent from mining operations increased despite reduced tons mined because of revenues from timber harvesting and increases in minimum rent requirements pursuant to terms contained in several mining leases that became effective in April 2006 and August 2007.

Revenues 2006 vs 2005 - Real Estate revenues increased $2,910,000 or 16.0% in 2006 to $21,122,000. Lease revenues from developed properties increased $2,410,000 or 20.0% due to an increase in occupied square footage along with higher rental rates on new leases. Royalties from mining operations increased as a result of increased royalties per ton.

Expenses 2007 vs 2006 - Real Estate segment expenses increased to
$10,235,000 in 2007, compared to $9,489,000 in 2006.  Expenses related to development activities increased as a result of new building additions, increased staffing and professional fees to facilitate continuing portfolio expansion.

Expenses 2006 vs 2005 - Real Estate segment expenses increased to
$9,489,000 in 2006, compared to $7,959,000 in 2005. Expenses related to development activities increased as a result of new building additions, increased staffing and professional fees to facilitate continuing portfolio expansion.


Consolidated Results

Gross Profit - Consolidated gross profit was $30,407,000 in 2007 compared to $29,152,000 in 2006, an increase of 4.3%. Consolidated gross profit was $29,152,000 in 2006 compared to $24,993,000 in 2005, an increase of 16.6%.

Selling, general and administrative expense - Selling, general and administrative expenses for 2007 decreased $42,000 to $12,055,000. The costs decreased due to a $241,000 reduction in vacation expense, a $284,000 reduction in audit fees and Sarbanes-Oxley compliance costs, offset by a $165,000 increase in stock compensation expense, a $130,000 increase in legal costs and a $183,000 increase in salaries. SG&A expense was 7.8% of revenue for fiscal 2007 compared to 8.2% for fiscal 2006.

Selling, general and administrative expenses for 2006 increased $2,295,000 to $12,097,000 or 23.4%. The increase included $968,000 from stock compensation expense as required by SFAS 123R (see Note 7 to the Consolidated Financial Statements), $336,000 of audit fees and Sarbanes-Oxley compliance work and $269,000 of vacation expense not previously accrued (see Note 11 to the Consolidated Financial Statements). SG&A expense was 8.2% of revenue for fiscal 2006 compared to 7.5% for fiscal 2005.

Interest expense - Even though debt increased, interest expense for 2007 decreased $77,000 as compared to 2006 to $3,878,000 due to higher capitalized interest costs. Interest expense for 2006 increased $679,000 as compared to 2005 to $3,955,000 due to increased long-term debt and higher borrowings under the revolving credit agreement supporting recent capital additions in real estate and new truck purchases.

Income taxes - Income tax expense decreased $60,000 due to higher earnings offset by a lower effective tax rate of 35.0% versus 39.0%.
The decrease was due to lower taxable income and reduction in income tax reserves from the expiration of the statutes of limitations related to certain positions and finalization of a Federal income tax audit.
Income tax expense for 2006 increased $835,000 to $5,171,000 as compared to $4,336,000 in 2005. This was due to higher earnings before taxes and an increase in the effective tax rate to 39.0% versus 36.3% in 2005.

Net income - Net income increased to $9,505,000 in fiscal 2007 from $8,078,000 in fiscal 2006. Results for fiscal 2007 were assisted by a lower effective tax rate of 35.0% versus 39.0% in the prior year representing a $585,000 reduction in income tax expense. This was primarily due to a reduction in income tax reserves from the expiration of the statutes of limitations related to certain positions and the finalization of a Federal income tax audit. Net income for fiscal 2006 was adversely impacted by $787,000 ($.25 per diluted common share) of vacation expense, net of income tax benefits, that was not previously accrued. Fiscal 2006 net income was up from $7,609,000 in 2005 as a result of revenue growth in both the transportation segment and developed properties while fixed expenses remained steady. Diluted earnings per share increased to $3.04 in fiscal 2007 from $2.62 in 2006, and were $2.50 in 2005.

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2007, the Company used cash provided by operating activities of $23,322,000, $35,178,000 from the issuance of long-term debt, $1,672,000 from the proceeds of sales of equipment and $1,858,000 from the exercise of stock options to purchase $17,354,000 in property and equipment, to invest $3,518,000 in the Brooksville Joint Venture, to reduce borrowings under its Revolver by $12,452,000 and to make $1,916,000 in scheduled payments on long-term debt. Cash increased $26,790,000. Cash flows from operating activities were $550,000 higher than the same period last year primarily due to lower income tax payments. Cash flows used in investing activities were $19,713,000 lower than 2006 due to the purchase in 2006 of property for future development and accelerated transportation equipment replacement in fiscal 2006. Cash flows from financing activities were $9,339,000 higher due to issuance of long-term debt offset by reduced borrowings under the Revolver.

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

On July 31, 2007, the Company borrowed $36,000,000 from Prudential Insurance Company of America. The non-recourse mortgage loans fully amortize on a level term over 20 years and bear interest at a fixed rate of 5.74%. The loans are secured by seven developed properties with an aggregate net book value of $31,074,000 at June 30, 2007. A portion of the proceeds were used to repay balances outstanding under the Company's Revolver and the remaining proceeds will be used to fund new construction and purchase land for future development. Net interest expense for fiscal 2008 is expected to increase versus fiscal 2007 by approximately $1,200,000 due to lower capitalized interest and interest rates on mortgage debt exceeding short-term cash investments.

During fiscal 2006 the Company converted a construction loan into a 15-year non-recourse mortgage of $11,800,000 with an interest rate of 6.12%. The construction loan was used to develop a 145,000 square foot build-to-suit warehouse/office building pursuant to a 15-year triple net lease.

The Company has a $37,000,000 revolving credit agreement (the Revolver) which had a zero balance at September 30, 2007. The Revolver contains limitations on borrowing and restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2007, $30,000,000 was available for borrowing and $30,591,000 of consolidated retained earnings was available for payment of dividends.

The Company had $17,222,000 of irrevocable letters of credit outstanding at September 30, 2007. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and automobile liability insurance retentions. If these letters of credit are not extended the Company will have to find alternative methods of collateralizing or funding these obligations.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. No shares were repurchased during fiscal 2007 or fiscal 2006. At
September 30, 2007 the Company had $3,490,000 authorized for repurchase of shares.

The Company has committed to make an additional capital contribution of up to $1.5 million dollars to Brooksville Quarry, LLC in connection with a joint venture with FRI (see Transactions with Related Parties).

The Company currently expects its fiscal 2008 capital expenditures to be approximately $47,000,000 ($32,000,000 for real estate development expansion, $12,000,000 for transportation segment expansion and replacement equipment, and $3,000,000 for a corporate aircraft).
Depreciation and depletion expense is expected to be approximately
$13,797,000.

The Company expects that cash flows from operating activities, secured financing on existing and planned real estate projects, cash on hand and the funds available under its revolving credit agreement will be adequate to finance these capital expenditures and its working capital needs for the next 12 months and the foreseeable future.

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


CRITICAL ACCOUNTING POLICIES

Management of the Company considers the following accounting policies critical to the reported operations of the Company:

Accounts Receivable and Unrealized Rents Valuation. The Company is subject to customer credit risk that could affect the collection of outstanding accounts receivable and unrealized rents, that is rents recorded on a straight-lined basis. To mitigate these risks, the Company performs credit reviews on all new customers and periodic credit reviews on existing customers. A detailed analysis of late and slow pay customers is prepared monthly and reviewed by senior management. The overall collectibility of outstanding receivables and straight-lined rents is evaluated and allowances are recorded as appropriate. Significant changes in customer credit could require increased allowances and affect cash flows.

Property and Equipment. Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:
                                         Years
Buildings and improvements                7-39
Revenue equipment                         7-10
Other equipment                           3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property and equipment and intangible assets for potential impairment. If this review indicated that the carrying amount of the asset may not be recoverable, the Company would estimate the future cash flows expected with regards to the asset and its eventual disposition. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the asset. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. Changes in estimates or assumptions could have an impact on the Company's financials.

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


CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2007:


                                         Payments due by period
                                     Less than     1-3       3-5   More than
                                Total   1 year     years     years   5 years

Mortgages Including Interest $131,249    8,997    17,994    17,994    86,264
Operating Leases                  498      387       111         -         -
Purchase Commitments           11,365   11,365         -         -         -
Other Long-Term Liabilities       862       70       158       155       479

Total obligations            $143,974   20,819    18,263    18,149    86,743

The Company has committed to make an additional capital contribution of up to $1,500,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with FRI (see Transactions with Related Parties). The current plan forecasts $512,000 in fiscal 2008, $114,000 in fiscal 2009 which are not included in the table above. The additional commitment of $874,000 is not included in the forecast but may be spent as required.


SUBSEQUENT EVENTS

On December 5, 2007, John E. Anderson, age 62, announced his retirement as the Company's President and Chief Executive Officer effective February 6, 2008. Mr. Anderson has served as the Company's President and Chief Executive Officer since 1989. Mr. Anderson will continue to serve on the Company's Board of Directors. Also on December 5, 2007, the board of directors approved certain retirement benefits to Mr. Anderson in recognition of his years of service to the Company. Upon Mr. Anderson's retirement, the Company will pay him approximately $4,700,000 for his accrued benefit under the Management Security Plan, the fair value of his outstanding stock options and restricted stock and an additional bonus. The Company expects that the total impact of these payments on the Company's earnings for fiscal 2008 to be approximately $2,300,000 before taxes or $1,400,000 after taxes. On December 5, 2007, the Company's Board of Directors appointed John D. Baker II to succeed Mr. Anderson as President and Chief Executive Officer. Mr. Baker, age 59, has served as a director of the Company since 1986.


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


FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements.

These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate", "estimate", "plans", "projects", "continuing", "ongoing", "expects", "management believes", "the Company believes", "the Company intends" and similar words or phrases. The following factors and others discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: freight demand for petroleum products including recessionary and terrorist impacts on travel in the Company's markets; levels of construction activity in the markets served by our mining properties and our flatbed trucking subsidiary; fuel costs; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations regarding the transportation industry; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible warehouse/office facilities in the Baltimore/Washington area; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's Annual Report on Form 10-K and other filings made from time to time with the Securities and Exchange Commission.



CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands except per share amounts)

                                           2007       2006       2005

Revenues:
  Transportation                        $131,942    126,252    112,824
  Real estate                             22,340     21,122     18,212
Total revenues (including revenue
 from related parties of 8,349,
 $8,321, and $6,728, respectively)       154,282    147,374    131,036

Cost of operations:
  Transportation                         113,640    108,733     98,084
  Real estate                             10,235      9,489      7,959
Total cost of operations                 123,875    118,222    106,043

Gross profit:
  Transportation                          18,302     17,519     14,740
  Real estate                             12,105     11,633     10,253
Total gross profit                        30,407     29,152     24,993

Selling, general and administrative
  expense (including expenses paid
  to related party of $191, $191,
  and $174, respectively)                 12,055     12,097      9,802

Operating profit                          18,352     17,055     15,191

Interest income and other                    298        149         30
Equity in loss of joint venture             (156)         -          -
Interest expense                          (3,878)    (3,955)    (3,276)

Income before income taxes                14,616     13,249     11,945
Provision for income taxes                 5,111      5,171      4,336

Net income                               $ 9,505      8,078      7,609

Earnings per common share:
  Basic                                  $  3.15       2.71       2.58
  Diluted                                $  3.04       2.62       2.50



Number of weighted average shares (in thousands) used in computing:
     - basic earnings per common share     3,022      2,980      2,950
     - diluted earnings per common share   3,131      3,087      3,039

See accompanying notes.







CONSOLIDATED BALANCE SHEETS - As of September 30
(In thousands, except share data)
                                                            2007        2006
Assets
Current assets:
  Cash and cash equivalents                              $ 26,944        154
  Accounts receivable (including related party of
   $308 and $546 and net of allowance for doubtful
   accounts of $207 and $359, respectively)                10,983     11,761
  Inventory of parts and supplies                             743        854
  Deferred income taxes                                       455        870
  Prepaid tires on equipment                                2,028      2,230
  Prepaid taxes and licenses                                1,652      1,216
  Prepaid insurance                                         1,601        260
  Prepaid expenses, other                                      80         67
          Total current assets                             44,486     17,412
Property and equipment, at cost:
  Land                                                     82,644     76,239
  Buildings                                               108,031    103,498
  Equipment                                                89,099     89,778
  Construction in progress                                  2,503      8,120
                                                          282,277    277,635
Less accumulated depreciation and depletion                89,754     85,562
                                                          192,523    192,073

Real estate held for investment, at cost                    1,274      1,093
Investment in joint venture                                 5,904          -
Goodwill                                                    1,087      1,087
Unrealized rents                                            2,589      2,201
Other assets                                                5,667      5,349

Total assets                                             $253,530    219,215

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  5,408      5,670
  Federal and state income taxes payable                      702         20
  Accrued payroll and benefits                              5,202      5,160
  Accrued insurance reserves                                4,119      4,297
  Accrued liabilities, other                                1,035        469
  Long-term debt due within one year                        3,762      2,576
           Total current liabilities                       20,228     18,192

Long-term debt                                             80,172     60,548
Deferred income taxes                                      15,274     14,968
Accrued insurance reserves                                  4,562      5,104
Other liabilities                                           2,833      2,351
Commitments and contingencies (Notes 13 and 14)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,051,064 and 3,011,629
     shares issued and outstanding, respectively              305        301
  Capital in excess of par value                           32,154     29,169
  Retained earnings                                        98,087     88,582
  Accumulated other comprehensive loss, net of tax            (85)         -
         Total shareholders' equity                       130,461    118,052

  Total liabilities and shareholders' equity             $253,530    219,215
See accompanying notes.



	CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30
(In thousands)

Cash flows from operating activities:                 2007     2006     2005

  Net income                                      $  9,505    8,078    7,609
 Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization          14,160   13,510   12,479
  Deferred income taxes                                721       96   (2,421)
  Equity in loss of joint venture                      156        -        -
  Gain on sale of equipment and real estate         (1,036)  (1,172)    (757)
  Tax benefit from stock option exercise                 -        -      443
  Stock-based compensation                           1,131      968        -
  Net changes in operating assets and liabilities:
   Accounts receivable                                 778      (30)  (2,608)
   Inventory of parts and supplies                     111      (55)    (157)
   Prepaid expenses and other current assets        (1,588)     (92)    (132)
   Other assets                                     (1,406)  (1,082)  (1,916)
   Accounts payable and accrued liabilities            168    2,449    4,677
   Income taxes payable                                682     (622)  (6,157)
   Long-term insurance reserves and other
    long-term liabilities                              (60)     724     (525)

  Net cash provided by operating activities         23,322   22,772   10,535

Cash flows from investing activities:
  Purchase of transportation group property
   and equipment                                    (8,201) (19,806) (11,063)
  Purchase of real estate group property
   and equipment                                    (9,153) (20,795) (17,511)
  Investment in joint venture                       (3,518)       -        -
  Cash held in escrow                                    -        -   16,553
  Proceeds from the sale of property, plant
   and equipment                                     1,672    1,688    1,377

  Net cash used in investing activities            (19,200) (38,913) (10,644)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt          35,178    2,084    7,003
  Net (decrease) increase in revolving debt        (12,452)  12,452   (3,201)
  Repayment of long-term debt                       (1,916)  (2,312)  (1,803)
  Excess tax benefits from exercises of stock
   options and vesting of restricted stock             857      406        -
  Exercise of employee stock options                 1,001      699      877

  Net cash provided by financing activities         22,668   13,329    2,876

Net increase (decrease) in
  cash and cash equivalents                         26,790   (2,812)   2,767
Cash and cash equivalents at beginning of year         154    2,966      199

Cash and cash equivalents at end of year          $ 26,944      154    2,966

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                     $  3,908    3,916    3,272
     Income taxes                                 $  3,760    5,941   12,472
See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY - Years ended September 30
(In thousands, except share amounts)
                                                                   Accumu-
                                                                   lated
                                                                   Other
                                                                   Compre-   Total
                                             Capital in            hensive   Share
                               Common Stock   Excess of   Retained Loss, net Holders
                               Shares Amount  Par Value   Earnings of tax    Equity

Balance at October 1, 2004    2,929,075 $293     25,784     72,895           98,972

  Exercise of stock options      36,000    4      1,316                       1,320
  Net income                                                 7,609  ______    7,609

Balance at September 30, 2005 2,965,075  297     27,100     80,504          107,901

  Exercise of stock options      26,454    3        696                         699
  Excess tax benefits from
   exercises of stock options                       406                         406
  Stock option compensation                         525                         525
  Shares granted to Directors     4,500             286                         286
  Restricted stock awards        15,960    1         (1)                          -
  Restricted stock forfeitures     (360)                                          -
  Restricted stock expense                          157                         157
  Net income                                                 8,078  ______    8,078

Balance at September 30, 2006 3,011,629  301     29,169     88,582          118,052

  Exercise of stock options      35,935    4        994                         998
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  857                         857
  Stock option compensation                         526                         526
  Shares granted to Directors     4,500             387                         387
  Restricted stock forfeitures   (1,000)
  Restricted stock expense                          221                         221
  Net income                                                 9,505            9,505
  Minimum pension liability,
    net of $108 tax                                                   (173)    (173)
  Net actuarial gain retiree
    health net of $55 tax     _________ ____    _______    _______      88       88

Balance at September 30, 2007 3,051,064 $305    $32,154    $98,087  $  (85) 130,461


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)

                                           2007       2006       2005

Net income                              $  9,505      8,078      7,609
Other comprehensive income:
 Minimum pension liability, net of tax    (  173)         -          -
Comprehensive income                    $  9,332      8,078      7,609




See accompanying notes.


NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investment in the 50% owned Brooksville joint venture is accounted for under the equity method. All significant intercompany transactions have been eliminated in consolidation.

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

PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:
                                         Years
Buildings and improvements                7-39
Revenue equipment                         7-10
Other equipment                           3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company recorded depreciation and depletion expenses for 2007, 2006 and 2005 of $13,545,000, $12,948,000 and $12,029,000, respectively.

At least annually, the Company reviews property and equipment and intangible assets for potential impairment. If this review indicated that the carrying amount of the asset might not be recoverable, the Company would estimate the future cash flows expected with regards to the asset and its eventual
disposition.   If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the asset.

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

INVESTMENTS - The Company uses the equity method to account for investments in which it has a voting interest of 20% to 50% or in which it otherwise has the ability to exercise significant influence. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage of $200,000 per covered participant per year. The Company accrues monthly the estimated cost in connection with its portion of its risk and health insurance losses. Claims paid by the Company are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.



INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income.

PENSION PLAN - The Company accounts for its pension plan following the requirements of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance.

STOCK BASED COMPENSATION - In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), Share-Based Payments ("SFAS No. 123(R)"), revising SFAS No. 123, Accounting for Stock Based Compensation; superseding Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and its related implementation guidance; and amending SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires companies to recognize the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement. The Company adopted this statement effective October 1, 2005. The adoption of SFAS No. 123(R) impacted results of operations by increasing salaries, wages, and related expenses, increasing additional paid-in capital, and increasing deferred income taxes. See Footnote 7 for current year impact to the Company.

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

ENVIRONMENTAL - Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded for the estimated amount of expected environmental assessments and/or remedial efforts. Estimation of such liabilities includes an assessment of engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.

COMPREHENSIVE INCOME - Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholder's equity.

NEW ACCOUNTING PRONOUNCEMENTS - In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections ("SFAS 154"). This Statement requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. SFAS 154's retrospective application requirement replaces APB Opinion No. 20's, Accounting Changes, requirement to recognize most voluntary changes in accounting principle by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of Statement 154 did not have a material impact on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. In May 2007, the FASB issued Staff Position FIN No. 48-1, "Definition of 'Settlement' in FASB Interpretation No. 48" (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how a company should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The accounting provisions of FIN 48 and FSP FIN 48-1 was effective for the Company beginning October 1, 2007. The Company is in the process of finalizing its evaluation of the impact that adopting FIN 48 will have on the Company's results of operations, however at this time the Company does not expect the impact to materially affect its operations.

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

In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). The statement requires employers to recognize on their balance sheets the funded status of pension and other postretirement benefit plans. In addition, employers will recognize actuarial gains and losses, prior service cost and unrecognized transition amounts as a component of accumulated other comprehensive income. Furthermore, SFAS 158 will also require fiscal year end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. The disclosure requirements for SFAS 158 are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company adopted the disclosure requirements of SFAS 158 as of September 30, 2007 and the adoption did not have a material effect on the Company's consolidated financial statements.


RECLASSIFICATIONS - Certain reclassifications have been made to 2005 financials to conform to the presentation adopted in 2007.

2.	Transactions with Related Parties.

As of September 30, 2007, four of the Company's directors were also directors of Florida Rock Industries, Inc. ("FRI"). Such directors own approximately 24% of the stock of FRI and 47% of the stock of the Company as of September 30. Accordingly, FRI and the Company are considered related parties.

The Company, through its transportation subsidiaries, hauls commodities by tank and flatbed trucks for FRI. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to FRI.

A summary of revenues derived from FRI follows (in thousands):

                                    2007           2006         2005

Transportation                   $ 2,263          1,976        1,217
Real estate                        6,086          6,345        5,511


                                 $ 8,349          8,321        6,728

The Company outsources certain functions to FRI, including some administrative, and property management functions. Charges for services provided by FRI were $191,000 in 2007, $191,000 in 2006, and $174,000 in 2005.

On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (FRI) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP has contributed its fee interest in approximately 3,443 acres formerly leased to FRI under a long-term mining lease which had a net book value of $2,548,000. FRI is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $149,000 of such royalties in fiscal 2007 and $112,000 in fiscal 2006. Allocated depletion expense of $6,000 was included in real estate cost of operations in fiscal 2007.

FRP also reimbursed FRI $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel acquired by FRI in 2006 and contributed by FRI to the joint venture. FRI also contributed 553 acres that it owns as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by FRI and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2 million. Capital contributions of $500,000 each were made during fiscal 2007. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2007 includes a loss of $156,000 representing the Company's equity in the loss of the joint venture.

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

3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2007       2006
Revolving credit (uncollateralized)   $     -     12,452
5.6% to 8.6% mortgage notes,
  due in installments through 2027     83,934     50,672
                                       83,934     63,124
Less portion due within one year        3,762      2,576
                                      $80,172     60,548

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2007 is: 2008 - $3,762,000; 2009 - $4,019,000; 2010
- $4,293,000; 2011 - $4,588,000; 2012- $4,902,000; 2013 and subsequent years-
$62,370,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement with four banks, which is scheduled to terminate on December 31, 2009. The Revolver bears interest at a rate of 1% over the selected LIBOR, which may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains limitations on availability and restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2007, $30,000,000 was available for borrowing and $30,591,000 of consolidated retained earnings would be available for payment of dividends.
The Company is in compliance with all covenants as of September 30, 2007.

On July 31, 2007, the Company borrowed $36,000,000 from Prudential Insurance Company of America. The non-recourse mortgage loans fully amortize on a level term over 20 years and bear interest at a fixed rate of 5.74%. The loans are secured by seven developed properties with an aggretate net book value of $31,074,000 at June 30, 2007. A portion of the proceeds were used to repay balances outstanding under the Company's Revolver.

During fiscal 2006 the Company converted a construction loan into a 15-year non-recourse mortgage of $11,800,000 with an interest rate of 6.12%. The construction loan was used to develop a 145,000 square foot build-to-suit warehouse/office building pursuant to a 15-year triple net lease.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $88,514,000 at September 30, 2007. Certain properties having a carrying value at September 30, 2007 of $98,000 are encumbered by $1,300,000 of industrial revenue bonds that are the liability of FRI. FRI has agreed to pay such debt when due (or sooner if FRI cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.



During fiscal 2007, 2006 and 2005 the Company capitalized interest costs of $849,000, $219,000 and $305,000, respectively.

The Company had $17,222,000 of irrevocable letters of credit outstanding at September 30, 2007. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and automobile liability insurance retentions.

4.	Leases.

At September 30, 2007, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 27,723
Commercial property                          160,980
                                             188,703
Less accumulated depreciation and depletion   36,425
                                            $152,278

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2007 are as follows: 2008 - $14,934,000; 2009 - $13,608,000; 2010 - $11,453,000; 2011 - $9,419,000; 2012 - $8,002,000; 2013 and
subsequent years $41,021,000.

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

6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

                                             Years Ended September 30
                                            2007        2006         2005
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            3,022       2,980        2,950

Common shares issuable under share
 based payment plans which are
 potentially dilutive                          109         107           89

Common shares used for diluted
 earnings per common share                   3,131       3,087        3,039

Net income                                 $ 9,505       8,078        7,609

Earnings per common share
  Basic                                      $3.15        2.71         2.58
  Diluted                                    $3.04        2.62         2.50

For 2007, 2006 and 2005, all outstanding stock options were included in the calculation of diluted earnings per common share because the sum of the hypothetical amount of future proceeds from the exercise price, unrecorded compensation, and tax benefits to be credited to capital in excess of par for all grants of stock options were lower than the average price of the common shares, and therefore were dilutive. For 2007 and 2006, all outstanding restricted shares were included in the calculation of diluted earnings per common share because the unrecorded compensation and tax benefits to be credited to capital in excess of par for all awards of restricted stock were lower than the average price of the common shares, and therefore were dilutive.

7. Stock-Based Compensation Plans.

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

In February 2006, the shareholders approved the 2006 Stock Incentive Plan which replaced the 2000 Stock Option Plan. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. In February 2006, 15,960 shares of restricted stock were granted subject to forfeiture restrictions, tied to continued employment, that lapse 25% annually beginning on January 1, 2007. The number of common shares available for future issuance was 276,400 at September 30, 2007.

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

Under provisions of SFAS 123R, the Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

                                               Years Ended September 30
                                                    2007        2006

Stock options issued prior to 123R adoption      $   525         525
Restricted stock awards granted in 2006              221         157
Annual non-employee Director stock award             388         286
                                                   1,134         968
Deferred income tax benefit                          436         378
Stock compensation net of tax expense            $   698         590

SFAS 123R also amends FASB Statement No. 95, Statement of Cash Flows, to require that the benefits associated with the tax deduction in excess of recognized compensation cost be reported as financing cash flows, rather than as a reduction of taxes paid. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. Financing cash flows for 2007 and 2006 included $857,000 and $406,000 respectively of excess tax benefits from the exercise of stock options and vesting of restricted stock.

A summary of changes in outstanding options is presented below (in thousands, except per share amounts):

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Exercise  Remaining  Grant Date
Options                 Shares    Price     Term (yrs) Fair Value
Outstanding at
 October 1, 2004        267,200     $23.99
  Granted               116,000     $44.38
  Exercised             (36,000)    $24.38
  Forfeited              (9,300)    $32.52
Outstanding at
 September 30, 2005     337,900     $30.72       7.8
  Granted                     0     $    0               $     0
  Exercised             (26,454)    $26.41               $   359
  Forfeited              (6,700)    $33.53
Outstanding at
 September 30, 2006     304,746     $31.03       6.9     $ 4,760
  Granted                     0     $    0               $     0
  Exercised             (35,935)    $27.76               $   500
  Forfeited              (2,200)    $37.70
Outstanding at
 September 30, 2007     266,611     $31.42       5.9     $ 4,221
Exercisable at
 September 30, 2007     202,711     $30.15       5.7     $ 3,134

Vested during
 Twelve months ended
 September 30, 2007      37,100                          $   549

The following table summarizes information concerning stock options outstanding at September 30, 2007:
                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$22.23 - $43.50               63,900           $35.42        6.5 years
Exercisable:
$15.13 - $24.00               82,311            20.20        4.4
$25.91 - $34.00               74,000            30.31        6.0
$43.50 - $60.40               46,400            47.55        7.4
                             202,711           $30.15        5.7 years
Total                        266,611           $31.42        5.9 years

The aggregate intrinsic value of exercisable in-the-money options was $13,822,000 and the aggregate intrinsic value of all outstanding options was $17,843,000 based on the market closing price of $98.34 on September 28, 2007 less exercise prices. Gains of $2,154,000 were realized by option holders during the twelve months ended September 30, 2007. The realized tax benefit from options exercised for the twelve months ended September 30, 2007 was $826,000. Total compensation cost of options granted but not yet vested as of September 30, 2007 was $635,000, which is expected to be recognized over a weighted-average period of 1.3 years.

SFAS 123R requires the presentation of pro forma information for the comparative periods prior to its adoption as if all employee stock options had been accounted for under the fair value method of the original SFAS 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income and earnings per common share if SFAS 123 had been applied to stock-based employee compensation to the prior-year periods (in thousands, except per share amounts):
        2005
Net income:
    As reported                        $7,609
    Deduct:  Total stock-based
    employee compensation expense
    determined under fair value
    based method, net of tax effects      905
    Pro forma                          $6,704

Basic earnings per common share
    As reported                         $2.58
    Pro forma                           $2.27
Diluted earnings per common share
    As reported                         $2.50
    Pro forma                           $2.21

A summary of changes in restricted stock awards is presented below (in thousands, except per share amounts):

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Grant     Remaining  Grant Date
Restricted Stock        Shares    Price     Term (yrs) Fair Value
Outstanding at
 October 1, 2005              0
  Granted                15,960     $63.64               $ 1,016
  Vested                      0
  Forfeited                (360)    $63.54
Outstanding at
 September 30, 2006      15,600     $63.64       3.3     $   993
  Granted                     0                          $     0
  Vested                 (3,800)    $63.65               $   242
  Forfeited              (1,000)    $63.54
Outstanding at
 September 30, 2007      10,800     $63.65       2.3     $   687

Total compensation cost of restricted stock granted but not yet vested as of September 30, 2007 was $486,000 which is expected to be recognized over a weighted-average period of 2.3 years.

8. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2007          2006         2005
Current:
  Federal                   $3,480         4,234        5,540
  State                        857           841        1,217
                             4,337         5,075        6,757
Deferred                     _ 774            96       (2,421)

  Total                     $5,111         5,171        4,336

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):


                                           2007	     2006	      2005
Amount computed at statutory
  Federal rate                           $4,970       4,528       4,061
State income taxes (net of Federal
  income tax benefit)                       645         553         441
Other, net                                 (504)         90        (166)
Provision for income taxes               $5,111       5,171       4,336

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below:
                                           2007	     2006

Deferred tax liabilities:
 Property and equipment                  $16,835     16,279
 Depletion                                   413        617
 Unrealized rents                            995        845
 Prepaid expenses                          1,742      1,334
  Gross deferred tax liabilities          19,985     19,075
Deferred tax assets:
 Insurance reserves                        3,177      3,343
 Employee benefits and other               1,989      1,634
  Gross deferred tax assets                5,166      4,977
Net deferred tax liability               $14,819     14,098

The accrued liability for uncertain tax positions as of September 30, 2007 and 2006 was $754,000 and $839,000 respectively. During fiscal 2007 the liability was reduced $85,000 due to the expiration of the statutes of limitations related to certain positions and finalization of a Federal income tax audit. The quarter ending September 30, 2007 included a reduction to income tax expense of $585,000 primarily due to these factors.

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $798,000 in 2007, $698,000 in 2006 and $694,000 in 2005.

The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies. The expense for fiscal 2007, 2006 and 2005 was $365,000, $347,000 and $192,000, respectively. The accrued benefit under this plan as of September 30, 2007 and 2006 was $2,340,000 and $1,751,000 respectively.

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

The accrued postretirement benefit obligation for this plan as of September 30, 2007 and 2006 was $362,000 and $503,000, respectively. The net periodic postretirement benefit cost was $16,000, $27,000 and $10,000 for fiscal 2007, 2006, and 2005, respectively. The adoption of SFAS 158 as of September 30, 2007 resulted in a reduction of the obligation and an increase to other comprehensive income of $143,000 before deferred income taxes. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 6.0% for 2007, 5.0% for 2006 and 6.0% for 2005. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 6.0% for 2007, 6.0% for 2006 and 5.0% for 2005. No medical trend is applicable because the Company's share of the cost is frozen.

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

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

                                           2007	        2006	   2005
Revenues:
  Transportation                        $131,942      126,252     112,824
  Real estate                             22,340       21,122      18,212
                                        $154,282      147,374     131,036

Operating profit:
  Transportation                        $  9,693        8,875       6,587
  Real estate                             12,105       11,633      10,253
  Corporate expenses                      (3,446)      (3,453)     (1,649)
                                        $ 18,352       17,055      15,191

Capital expenditures:
  Transportation                        $  8,201       19,806      11,063
  Real estate                              9,153       20,795      17,511
                                        $ 17,354       40,601      28,574
Depreciation, depletion and
amortization:
  Transportation                        $  9,246        8,769       8,166
  Real estate                              4,677        4,506       4,086
  Other                                      237          235         227
                                        $ 14,160       13,510      12,479

Identifiable assets at September 30:
  Transportation                        $ 56,101       57,715      47,435
  Real estate                            168,587      159,134     141,646
  Cash                                    26,944          154       2,966
  Unallocated corporate assets             1,898        2,212       1,668
                                        $253,530      219,215     193,715

11. Accrued Vacation Liability.

Prior to fiscal 2006, the Company did not accrue for compensated absences as a determination had been made that the accrual was not material to the Company's financial statements. The Company expensed payments of vacation pay to hourly and salaried employees when paid.

During the third quarter of fiscal 2006, the Company reevaluated the materiality of such accrual and recorded a liability of $1,055,000 to reflect the Company's obligation for vacation pay. As of September 30, 2006 the liability was $1,277,000 which included $173,000 related to a fourth quarter change in estimate regarding forfeiture rates of unvested vacation. Under generally accepted accounting principles, compensated absences must be accrued for both hourly and salaried employees. Under FAS No. 43 "Accounting for Compensated Absences," the accrual must consist of the vested liability as well as the portion of the unvested liability that is deemed to be earned. The Company's policy does not permit vacation to be rolled over from year to year for salaried employees but permits hourly employees to rollover a maximum of five days. The impact on the 2006 balance sheet of recording this liability was to increase payroll liability by $1,277,000, to increase the current portion of deferred tax benefits by $490,000 and to reduce shareholder's equity by $787,000. These entries did not affect net cash provided by operations. The impact on the 2006 income statement was to increase transportation cost of operations by $940,000, real estate cost of operations by $68,000, increase selling, general and administrative expense by $269,000, decrease the provision for income taxes by $490,000 and to reduce the net income for 2006 by $787,000. At September 30, 2007 the balance of the liability was $1,429,000.

12. Fair Values of Financial Instruments.

At September 30, 2007 and 2006, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items. The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2007, the carrying amount and fair value of such other long-term debt was $83,934,000 and $82,579,000, respectively. At September 30, 2006, the carrying amount and fair value of other long-term debt was $50,672,000 and $51,895,000, respectively.

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

14. Commitments.

The Company, at September 30, 2007, had entered into various contracts to develop real estate with remaining commitments totaling $8,563,000, and to purchase transportation equipment for approximately $2,967,000. The Company has committed to make an additional capital contribution of up to $1,500,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with FRI.


15. Customer Concentration.

The transportation segment primarily serves customers in the petroleum and building and construction industries. Petroleum customers accounted for approximately 68% and building and construction customers accounted for approximately 32% of transportation segment revenues for the year ended September 30, 2007.

During fiscal 2007, the transportation segment's ten largest customers accounted for approximately 50.7% of the transportation segment's revenue. One of these customers accounted for 12.3% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income. Accounts receivable from the transportation segment's ten largest customers was $4,724,000 and $4,466,000 at September 30 2007 and 2006 respectively.

16. Subsequent Events.

On December 5, 2007, John E. Anderson, age 62, announced his retirement as the Company's President and Chief Executive Officer effective February 6, 2008.
Mr. Anderson has served as the Company's President and Chief Executive Officer since 1989. Mr. Anderson will continue to serve on the Company's Board of Directors. Also on December 5, 2007, the board of directors approved certain retirement benefits to Mr. Anderson in recognition of his years of service to the Company. Upon Mr. Anderson's retirement, the Company will pay him approximately $4,700,000 for his accrued benefit under the Management Security Plan, the fair value of his outstanding stock options and restricted stock and an additional bonus. The Company expects that the total impact of these payments on the Company's earnings for fiscal 2008 to be approximately $2,300,000 before taxes or $1,400,000 after taxes. On December 5, 2007, the Company's Board of Directors appointed John D. Baker II to succeed Mr. Anderson as President and Chief Executive Officer. Mr. Baker, age 59, has served as a director of the Company since 1986.




Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal controls systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2007, the Company's internal control over financial reporting is effective.





Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of Patriot Transportation Holding, Inc.

In our opinion, the accompanying consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the results of Patriot Transportation Holding, Inc. operations, changes in shareholders' equity, and cash flows for the year ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

December 22, 2005
Jacksonville, Florida





Report of Independent Registered Certified Public Accounting Firm
The Shareholders and Board of Directors
Patriot Transportation Holding, Inc.
We have audited the accompanying consolidated balance sheet of Patriot Transportation Holding, Inc. as of September 30, 2007 and 2006, and the related consolidated statements of income, shareholder' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 7 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payment, effective October 1, 2005.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).


Hancock Askew & Co., LLP

December 5, 2007
Savannah, Georgia


DIRECTORS AND OFFICERS

Directors

John E. Anderson (1)
President and Chief Executive
Officer of the Company

Edward L. Baker (1)
Chairman of the Board of the Company
and Former Chairman of the Board of
Florida Rock Industries, Inc.

John D. Baker II (1)
Former President and Chief Executive
Officer of Florida Rock Industries, Inc.

Thompson S. Baker II
President of Florida Rock Division
of Vulcan Materials Company

Charles E. Commander III (2)(4)
Partner, Jacksonville office
Foley & Lardner

Luke E. Fichthorn III
Private Investment Banker,
Twain Associates

Robert H. Paul III (2)(3)(4)
Chairman of the Board of
Southeast Capital, LLC

H. W. Shad III (2)
Owner, Bozard Ford Company

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


Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 2 p.m. local time, on Wednesday, February 6, 2008, at 155 East 21st Street, Jacksonville, Florida, 32206.


Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY  10038

Telephone:  1-800-937-5449


General Counsel

McGuireWoods LLP
Jacksonville, Florida


Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP
Savannah, Georgia


Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)


Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2007 as filed with the Securities and Exchange Commission by writing to the Treasurer at 1801 Art Museum Drive, Suite 300, Jacksonville, Florida 32207. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


Company Website

The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.