Form 10-K, Exhibit 13
period 2008-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2008-12-05
CIK 844059

Annual Report 2008

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Amounts in thousands except per share amounts)
                                                          %
                                          2008      2007     Change


Revenues                                $172,049  154,282      11.5
Gross profit                            $ 29,096   30,407      (4.3)
Operating profit                        $ 13,484   18,352     (26.5)
Income before income taxes              $ 12,898   14,616     (11.8)
Net income                              $  7,968    9,505     (16.2)

Per common share:
  Basic                                 $   2.63     3.15     (16.5)
  Diluted                               $   2.55     3.04     (16.1)

Total Assets                            $262,040  253,530       3.4
Total Debt                              $ 80,172   83,934      (4.5)
Shareholders' Equity                    $137,355  130,461       5.3
Common Shares Outstanding                  3,039    3,051      (0.4)
Book Value Per Common Share             $  45.20    42.76       5.7

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





To Our Shareholders


Fiscal 2008 was a transition year for your Company in its Executive Suite. Our CEO of 19 years, John E. Anderson, retired in February followed by the retirement of our CFO of the past eight years, Ray M. Van Landingham in June. Their accomplishments over these past years have been nothing short of impressive and on behalf of all shareholders, we express our sincere gratitude for their many accomplishments on our behalf!

As 2008 unfolded we began to see some of the most challenging events of a lifetime confront our markets. The housing crisis continued to worsen and with it the demand for the construction products transported by Sunbelt Transport. Fuel costs escalated rapidly, hitting all time records this summer. Then the financial markets began to experience a liquidity crisis of serious proportions that brought on one after another failure of a number of our oldest financial institutions. At year end we feel fortunate to have a strong balance sheet with long term debt encumbering only our improved real estate properties, all of which debt is amortizing evenly over specified terms and is non-recourse to the Company. We begin FY 2009 with no debt on any of our transportation assets and cash on deposit in excess of seven-and-a-half million dollars.


While net income for FY 2008 was down some 16.2% from FY 2007, both our third and fourth quarters showed improved net income over the same periods in 2007. For the entire year, shareholders' equity improved some 5.28%.



Transportation Group

For the 2008 fiscal year, both our operating subsidiaries, Florida Rock & Tank Lines ("Tank Lines") and SunBelt Transport, Inc. "SunBelt") achieved enviable safety records. Fuel costs were the most significant change from FY 2007 in this segment, with average fuel cost per gallon rising 46% in FY 2008. Thankfully these increases were fully offset with our fuel surcharge revenue. Driver recruitment and retention improved during the year almost in direct correlation to the downturn in the economy. Tank Lines continued to enjoy strong demand from its customers throughout the year while SunBelt experienced significant lulls in demand for transportation of construction materials. All in all our people deserve real credit for persevering through some very difficult times to provide excellent service to our customers and a continued profit to our shareholders.



Looking forward to FY 2009, challenges remain high for this segment as demand for construction materials continues to decline and fuel
consumption in consumer markets shrinks.   We will have to focus on our
safety, customer service and operational efficiencies to support our earnings for 2009.
Real Estate Group

While our gross profit in this segment for FY2008 was up just slightly over FY 2008, a more exciting accomplishment was the addition of one additional warehouse and one additional office building to our portfolio of developed rental properties in the Baltimore/Washington area. Even more promising for our future was the achievement of the zoning approval in May from the Zoning Commission of the District of Columbia for our Planned Unit Development on the 5.8 Acre Anacostia Riverfront site adjacent to the Washington Nationals stadium in Washington, D.C. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses.



This segment also benefited in FY 2008 from a gain on the condemnation by the Virginia DOT of a portion of the land acquired for our Patriot Business Park near Manassas, Virginia. The after tax gain on this condemnation was $1,916,000. The Company is continuing with the land development phase of the balance of the parcel of property.



In July 2008, the Company entered into an agreement to sell a 62 acre, residentially-zoned tract of land adjacent to our Windlass Run Business Park in Baltimore County for $25,265,000. The contract is still subject to certain contingencies and is not expected to close for more than two years but is still a future bright spot for this segment of our business.



Finally, with the completion of the additional office building and warehouse in late September, we ended the year with 2,627,142 square feet of rentable space, an increase of 5.45% in our portfolio of developed properties. A 148,000 square foot warehouse north of Baltimore in our Lakeside Business Park came out of the ground last summer and is scheduled for completion in June, 2009.



Our mining and rental properties turned in a solid performance for FY 2008 with revenue increases coming from timber harvesting, increased royalties (despite fewer tons mined) and reimbursements for higher real estate taxes. The favorable trend in aggregate pricing is a promising aspect of this portion of our real estate segment for the time when demand for additional tonnages improves.



Conclusion

At year end, despite significant turmoil in our financial markets and a burgeoning credit crisis in the country, we were fortunate to be able to renew our revolving credit facility for an additional term extending to December 31, 2013, and to remove from it one covenant that prevented us from borrowing the full $37,000,000 amount of the facility. As of October 1, 2008, the full amount of the facility is now available to us. And while this facility and the extra cash on our balance sheet gives us comfort that our business can survive these challenging times and perhaps be able to take advantages of additional opportunities in the future, our first priority will remain to provide unequaled service to our customers and produce for our shareholders continually improving returns on our capital over time.

Once again we express our gratitude to you as our customers and shareholders for your continuing loyalty and confidence and to our talented and dedicated people for enabling all of our accomplishments.



Respectively yours,




Edward L. Baker
Chairman



John D. Baker II
President & Chief Executive Officer


OPERATING PROPERTIES

Transportation. During fiscal 2008, the Company's transportation group operated through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. (Tank Lines) is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks. SunBelt Transport, Inc. (SunBelt) is engaged primarily in hauling building and construction materials on flatbed trailers.

Tank Lines operates from terminals in Jacksonville, Orlando, Panama City, Pensacola, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Dalton, Macon and Savannah, Georgia; Knoxville, Tennessee; Montgomery, Alabama; and Wilmington, North Carolina. SunBelt's flatbed fleet is based in Jacksonville, Florida; Savannah, Georgia; South Pittsburg, Tennessee; Tuscaloosa, Alabama and operates primarily in the Southeastern U.S.

At September 30, 2008, the transportation group owned and operated a fleet of 637 trucks and 1,043 trailers plus 39 additional trucks that were either being prepared for sale or being placed into service.

During fiscal 2008, the transportation group purchased 78 new tractors and 67 new trailers. In fiscal 2006 and 2007, the Company purchased 261 new tractors accelerating its normal tractor replacement cycle in response to stricter engine emission standards on new trucks. The fiscal 2009 capital budget includes 54 new tractors and 3 new trailers including binding commitments to purchase 24 tractors at September 30, 2008. Maintaining a modern fleet has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

Real Estate. The real estate group operates the Company's real estate and property development activities.

The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits, substantially all of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums; and, (iii) land held for future appreciation or development.



At September 30, 2008, the Company owned 11 parcels of land containing 261 usable acres in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres. A total of 504,740 square feet existed on the property at the beginning of 2008 and it is 97% occupied. Construction of the final building with 66,398 square feet of office space was completed in September 2008. The addition of this as yet unoccupied building results in a decline in average occupancy from 97% to 86%.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Eight warehouse/office buildings, totaling 745,297 square feet, have been constructed and are 100% occupied. Construction of a 148,995 square foot building commenced in March 2008. The remaining 14 acres are available for future development and have the potential to offer an additional 210,230 square feet of comparable product.

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

6) 34 Loveton Circle in suburban Baltimore County, Maryland contains 8.5 acres with 30,006 square feet of office space, which is 76% leased including 23% of the space occupied by the Company.

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 68% leased. Following occupancy by an additional 17,796 square foot tenant in November 2008 this park is 76% occupied.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 78% leased.

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

11) Windlass Run Business Park in Baltimore County, Maryland contains 69,474 square feet of warehouse/office space newly completed in September 2008. The building is as yet unoccupied. This building is contained within a larger parcel containing approximately 42 acres when complete is estimated to include 519,824 square feet of total build-out

Future Planned Developments. At September 30, 2008 the Company owned the following future development parcels:

1) Windlass Run Residential, located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain a Planned Unit Development. In July 2008, the Company entered into an agreement to sell the property. The purchase price for the property is $25,265,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies, including the satisfactory completion of the buyer's inspection period and additional government approvals, and the closing may be two or more years away.

2) Patriot Business Park, located in Prince William County, Virginia, is a 73 acre tract of land which is immediately adjacent to the Prince William Parkway providing access to I-66. The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. Land development efforts commenced in the summer of 2008.

3) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the entitlement process will be completed within the next two years.

4) Anacostia River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the new Washington Nationals Baseball Stadium which was completed in March, 2008. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, the 5.8 acre tract is leased to Vulcan Materials Company on a month-to-month basis.

In May 2008, the Company received final approval from the Zoning Commission of the District of Columbia of its planned unit development application for the Company's 5.8 acre undeveloped waterfront site on the Anacostia River in Washington, D.C. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River.

5) Commonwealth Avenue in Jacksonville, Florida is a 50 acre, rail accessible site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

6) Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel was acquired for future commercial development and is projected to contain 900,000 square feet of space when complete. This parcel is currently in a predevelopment planning stage.



Five Year Summary-Years ended September 30
(Amounts in thousands except per share amounts)

                        2008      2007      2006      2005      2004
Summary of Operations:
Revenues             $172,049   154,282   147,374   131,036   115,789
Gross profit         $ 29,096    30,407    29,152    24,993    22,482
Operating profit     $ 13,484    18,352    17,055    15,191    13,430
Interest expense     $  4,551     3,878     3,955     3,276     3,907
Income from continuing
 operations          $  7,968     9,505     8,078     7,609     6,096
Per Common Share:
Basic                $   2.63      3.15      2.71      2.58      2.08
Diluted              $   2.55      3.04      2.62      2.50      2.05
Discontinued
 operations          $      -         -         -         -    14,644
Net income           $  7,968     9,505     8,078     7,609    20,740
Per Common Share:
Basic                $   2.63      3.15      2.71      2.58      7.08
Diluted              $   2.55      3.04      2.62      2.50      6.97

Financial Summary:
Current assets       $ 28,863    44,486    17,412    19,569    30,066
Current liabilities  $ 23,263    20,228    18,192    16,221    23,099
Property and
 equipment, net      $210,760   192,523   192,073   164,936   149,011
Total assets         $262,040   253,530   219,215   193,715   186,821
Long-term debt       $ 76,153    80,172    60,548    48,468    41,185
Shareholders' equity $137,355   130,461   118,052   107,901    98,972
Net Book Value
 Per common Share    $  45.20     42.76     39.20     36.39     33.79
Other Data:
Weighted average common
 shares - basic         3,033     3,022     2,980     2,950     2,931
Weighted average common
 shares - diluted       3,126     3,131     3,087     3,039     2,976
Number of employees     1,039     1,019       981       925       908
Shareholders of record    549       573       634       679       702



Quarterly Results (unaudited)
(Dollars in thousands except per share amounts)
	   First	           Second	  Third           Fourth
                  2008    2007    2008    2007    2008    2007    2008    2007

Revenues        $39,200  37,124  41,088  38,156  46,061  39,631  45,700  39,371
Gross profit    $ 6,223   7,459   6,053	8,423   8,628   7,794   8,192   6,731
Net income      $ 1,405   2,160     626	2,597   2,774   2,426   3,163   2,322

Earnings per common share:
  Basic         $   .46     .72     .21     .86     .92     .80    1.04     .76
  Diluted       $   .45     .69     .20     .83     .89     .77    1.02     .74

Market price per common share(a):
    High        $ 98.57  100.08   93.00   94.00   92.00   91.66   83.16   98.34
    Low         $ 89.03   69.95   75.05   78.23   78.41   84.70   75.30   85.23

(a) All prices represent high and low daily closing prices as reported by The Nasdaq Stock Market.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

Patriot Transportation Holding, Inc. (the Company) is a holding company engaged in the transportation and real estate businesses.

The Company's transportation business operates through two subsidiaries:
Florida Rock & Tank Lines, Inc. (Tank Lines) is engaged in hauling primarily petroleum and other liquid and dry bulk commodities in tank trailers. SunBelt Transport, Inc. (SunBelt) is engaged in hauling primarily building and construction materials on flatbed trailers.

The Company's real estate business is operated through two subsidiaries:
Florida Rock Properties, Inc. and FRP Development Corp. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits, substantially all of which is leased to Vulcan Materials Company (Vulcan) under mining royalty agreements; and, (iii) land held for future appreciation or development.

The Company was considered a related party to Florida Rock Industries, Inc. (FRI) because four of the Company's directors also served until November 16, 2007, as directors of FRI and such directors owned approximately 24% of the stock of FRI and 47% of the stock of the Company at the time of the merger of FRI and Vulcan in November 2007. The Company derived 4.7% of its consolidated revenue from Vulcan in fiscal 2008.

Net income was $7,968,000 or $2.55 per diluted share in fiscal 2008, a decrease of 16.2% compared to $9,505,000 or $3.04 per diluted share in
fiscal 2007.   Net income for 2008 benefited from a gain on condemnation
of land of $1,916,000, net of income taxes but was adversely impacted by the retirement benefits expense of $1,541,000, net of income tax benefits, for the Company's previous President and CEO, whose retirement was effective February 6, 2008. The transportation segment was negatively impacted in fiscal 2008 by reduced demand for flatbed trucking services. Results for fiscal 2008 included a higher effective tax rate of 38.2% versus 35.0% in 2007. Insurance and losses increased $1,847,000 primarily due to 2007 including a reduction of expense for changes in estimated prior year retained loss reserves along with a $357,000 of prior year insurance recoveries. Gains on sales of transportation equipment in fiscal 2008 were $515,000 lower than gains in fiscal 2007.

Transportation. The Company generates transportation revenue by providing over the road hauling services for customers primarily in the petroleum products (Tank Lines) and building construction materials industries (SunBelt). The majority of our petroleum products customers are major oil companies and convenience store chains, who sell gasoline or diesel fuel directly to the retail market. Our customers in the building construction industries are generally the manufacturer of the products who contract with us to deliver goods to their customers or within their distribution systems, primarily serving residential markets.

Our customers generally pay for services based on miles driven. We also bill for other services that may include stop-offs, pump-offs, and load tarping. Additionally, we generally bill customers a fuel surcharge that relates to the fluctuations in diesel fuel costs.

Miles hauled and rates per mile are the primary factors impacting transportation revenue. Changes in miles or rates will affect revenue. Operating results are impacted by our ability to recover fuel surcharges from customers. In light of the volatility of fuel prices, it may be difficult for us to recover fuel surcharges from customers at levels that will allow us to maintain current levels of profitability.

On long-haul trips we generally bill for miles driven while under load. We calculate and monitor weekly a loaded mile factor, which is the ratio of loaded miles to total miles. A decrease in the loaded mile factor will have a negative effect on operating profit. SunBelt is acutely affected by the loaded mile factors, as the majority of its trips are medium-haul (approximately 300 miles loaded). Tank Lines, on the other hand, primarily engages in short-haul out-and-back deliveries and generally is paid for round trip miles (approximately 100 miles).

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

SunBelt continues to face negative construction materials industry trends and significant profitability challenges due to poor freight demand, utilization disruption and pricing softness. These negative factors will continue into 2009.

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

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2008:

                                             Total
Development          Location              Sq. feet     % Occupied

Hillside          Anne Arundel Co., MD      504,740        97.0%
Lakeside          Harford Co., MD           745,297       100.0%
Tudsbury          Baltimore Co., MD          86,100       100.0%
Dorsey Run        Howard Co., MD             85,100       100.0%
Rossville         Baltimore Co., MD         190,517       100.0%
Loveton           Baltimore Co., MD          30,006        76.3%
Oregon (1)        Anne Arundel Co., MD      195,615        67.9%
Arundel           Howard Co., MD            162,796        78.1%
Interchange       New Castle Co., DE        303,006        91.9%
Azalea Garden     Norfolk, VA               188,093       100.0%
                                          2,491,270        94.2%
Buildings completed in September 2008	:

Hillside          Anne Arundel Co., MD       66,398         0.0%
Windlass Run      Baltimore Co., MD          69,474         0.0%
                                          2,627,142        89.3%

(1)	A lease agreement has been executed for 17,796 square feet to commence on or around November 1, 2008.

In addition to the completed buildings, construction of a 148,995 square foot building at Lakeside commenced in March 2008. Land is available at these parks to construct additional buildings at Lakeside Business Park (210,230 square feet), Windlass Run (450,300 square feet), and Interchange (93,600 square feet).

As of September 30, 2008, leases at our properties representing approximately 12% of the total square footage of buildings completed prior to September 2008 were scheduled to expire in each fiscal year 2009 and 2010. There is currently vacant space in the portfolio and a building under construction. Leasing or renewing these spaces will be critical to future financial results.

We also own a portfolio of mineable land, substantially all of which is leased to Vulcan under long-term mining royalty agreements, whereby we are paid a percentage of the revenues generated from mined product sold or annual minimum rents. The mines primarily consist of construction aggregates, such as stone and sand, and calcium deposits.

Properties held for future development include:

Windlass Run Residential, located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain a Planned Unit Development. In July 2008, the Company entered into an agreement to sell the property. The purchase price for the property is $25,265,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies, including the satisfactory completion of the buyer's inspection period and additional government approvals, and closing may be two or more years away.

Patriot Business Park, located in Prince William County, Virginia, is a 73-acre tract of land, which is immediately adjacent to the Prince William Parkway providing access to I-66. The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. Land development efforts commenced in the spring of 2008.

Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company
(FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $148,000 of such royalties in fiscal 2008 and $149,000 in fiscal 2007. Allocated depletion expense of $5,000 was included in real estate cost of operations for fiscal 2008. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2 million. Capital contributions of $1,025,000 have been made by each party as of September 30, 2008. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2008 includes a loss of $29,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the entitlement process will be done within the next two years.

The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the new Washington Nationals Baseball Stadium which was completed in March, 2008. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, the 5.8 acre tract is leased to Vulcan Materials Company on a month-to-month basis. In May 2008, the Company received final approval from the Zoning Commission of the District of Columbia of its planned unit development application for the Company's
5.8 acre undeveloped waterfront site on the Anacostia River in Washington, D.C. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The development would include numerous publicly accessible open spaces and a waterfront esplanade along the river.

Commonwealth Avenue is a 50-acre, rail accessible site in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel was acquired for future commercial development and is projected to contain 900,000 square feet of space when complete. This parcel is currently in a predevelopment planning stage.


COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                Fiscal Years ended September 30
(dollars in thousands)     ___2008     %     _2007     %      2006     %

Transportation revenue     $118,166   80%   115,404   87%   108,800   86%
Fuel surcharges              29,070   20%    16,538   13%    17,452   14%

Revenues                    147,236  100%   131,942  100%   126,252  100%

Compensation and benefits    51,273   35%    50,293   38%    48,281   38%
Fuel expenses                41,249   28%    28,944   22%    27,444   22%
Insurance and losses         13,116    9%    11,269    8%    11,107    9%
Depreciation expense          9,122    6%     9,032    7%     8,563    7%
Other, net                   15,668   11%    14,102   11%    13,338   10%

Cost of operations          130,428   89%   113,640   86%   108,733   86%

Gross profit               $ 16,808   11%    18,302   14%    17,519   14%

The Transportation group's goals for 2008 were to operate safely, improve freight rates, recruit and retain qualified drivers and maximize equipment utilization.

Revenues 2008 vs 2007 - Transportation revenues were $147,236,000, an increase of $15,294,000 or 11.6%. Revenue miles in the current year were down 3.2% due to reduced loads in the flatbed portion of the transportation segment. Decreased construction material freight demand from the downturn in housing pushed revenues miles down in the flatbed operation compared to last year. Excluding fuel surcharges, revenue per mile increased 5.8%. The average price paid per gallon of diesel fuel increased by $1.16 or 46% over 2007 and fuel surcharge revenue increased $12,532,000.

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

Expenses 2008 vs 2007 - Transportation's cost of operations increased $16,788,000 to $130,428,000 in 2008, compared to $113,640,000 in 2007.
Cost of operations in 2008 increased as a percent of revenue compared to 2007. Compensation and benefits increased $980,000 or 1.9% in 2008 due to pay increases and lower use of owner operators. Average fuel cost per gallon in 2008 increased 46% over 2007. This resulted in an increase in fuel cost which was fully offset by increased fuel surcharge revenue. Insurance and losses increased $1,847,000 primarily due to 2007 including a reduction of expense for changes in estimated prior year retained loss reserves along with $357,000 of prior year insurance recoveries. Other expense increased $1,566,000 due to $515,000 higher gains on equipment in 2007 along with an increase of $1,146,000 in vehicle tires and maintenance.

Expenses 2007 vs 2006 - Transportation's cost of operations increased $4,907,000 to $113,640,000 in 2007, compared to $108,733,000 in 2006.
As a percent of revenue cost of operations remained constant. As a percent of revenue cost of operations remained constant. Compensation and benefits were higher as a result of increased revenue miles and an increase in the number of drivers offset by lower vacation expense. Fuel expenses increased due to an increase in revenue miles.


Real Estate
                                Fiscal Years ended September 30
(dollars in thousands)      ___2008     %      2007     %      2006     %

Royalties and rent          $  7,812   31%     6,680   30%    6,643    31%
Developed property rentals    17,001   69%    15,660   70%   14,479    69%

Total revenue                 24,813  100%    22,340  100%   21,122   100%

Mining and land rent expenses  3,065   12%     1,731    8%    1,633     8%
Developed property management  9,460   38%     8,504   38%    7,856    37%

Cost of operations            12,525   50%    10,235   46%    9,489    45%

Gross profit                $ 12,288   50%    12,105   54%   11,633    55%

Revenues 2008 vs 2007 - Real estate revenues increased $2,473,000 or 11.1% in 2008 to $24,813,000. Lease revenue from developed properties increased $1,341,000 or 8.6%, due to an increase in occupied square footage along with higher rental rates on new leases. Royalties and rent increased $1,132,000 or 16.9% despite reduced tons mined because of an increase of $284,000 in revenues from timber harvesting, revenue of $575,000 for reimbursement of higher real estate taxes and increases in royalties per ton.

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

Expenses 2008 vs 2007 - Real estate segment expenses increased to $12,525,000 in 2008, compared to $10,235,000 in 2007. Expenses related to developed properties increased $956,000 as a result of new building additions, increased real estate tax assessments, and increased staffing to facilitate continuing portfolio expansion. Mining and land rent expenses increased $1,334,000 primarily due to increased real estate tax assessments.

Expenses 2007 vs 2006 - Real Estate segment expenses increased to
$10,235,000 in 2007, compared to $9,489,000 in 2006.  Expenses related to development activities increased as a result of new building additions, increased staffing and professional fees to facilitate continuing portfolio expansion.

Consolidated Results

Gross Profit - Consolidated gross profit was $29,096,000 in 2008 compared to $30,407,000 in 2007, a decrease of 4.3%. Gross profit in the transportation segment decreased $1,494,000 or 8.2% due to the increase in cost of operations partially offset by increased revenue per mile. Gross profit in the real estate segment increased $183,000 or 1.5% due to higher rental rates on new leases and $284,000 increased gross profit from timber harvesting offset by increased real estate taxes that could not be billed to tenants. Consolidated gross profit was $30,407,000 in 2007 compared to $29,152,000 in 2006, an increase of 4.3%.

Selling, general and administrative expense - Selling, general and administrative expenses for 2008 increased $3,557,000 to $15,612,000. The current year includes $2,503,000 accrual of retirement benefits for the Company's previous President and CEO. In March 2008, a corporate aircraft was purchased increasing expense $548,000 in fiscal 2008. Payroll and payroll taxes increased $114,000 due to amounts paid to the Company's prior CFO who retired June 16, 2008 along with additional staffing and payroll taxes on stock option exercises. Estimated bad debt expense increased $106,000 primarily due to an increase in the estimate of the allowance for doubtful accounts. Audit and legal fees increased $40,000 due to various projects. Stock compensation expense excluding amounts associated with the Company's prior President and CEO decreased $219,000 due to reduced stock based compensation grants in recent years. SG&A expense was 9.1% of revenue for fiscal 2008 compared to 7.8% for fiscal 2007.

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

Gain from condemnation of land - Gain from condemnation of land was $3,111,000 in fiscal 2008 resulting from the taking by the Virginia Department of Transportation ("VDOT") of 28 acres on December 13, 2007 by filing a Certificate of Take and depositing with the Court $5,860,000, representing VDOT's estimate of the fair market value of the property. On October 15, 2008 the Company agreed with VDOT to total compensation for the condemnation of $6,414,000 resulting in an additional amount of $554,000 recorded as a receivable as of September 30, 2008. The Prince William County Property was purchased in December 2005 and the cost of the 28 acres taken by VDOT was $3,282,000.

Interest expense - Interest expense for 2008 increased $673,000 due to interest on mortgage debt incurred in July 2007 offset in part by higher capitalized interest costs. Even though debt increased, interest expense for 2007 decreased $77,000 as compared to 2006 to $3,878,000 due to higher capitalized interest costs.

Income taxes - Income tax expense for 2008 decreased $181,000 due to lower earnings offset by a higher effective tax rate of 38.2% versus 35.0%. Income tax expense for 2007 decreased $60,000 due to higher earnings offset by a lower effective tax rate of 35.0% versus 39.0%. The lower effective rate in 2007 was due to larger reductions in income tax reserves from the expiration of the statutes of limitations related to certain tax positions and finalization of a Federal income tax audit during the fourth quarter of fiscal 2007.

Net income - Net income was $7,968,000 or $2.55 per diluted share in fiscal 2008, a decrease of 16.2% compared to $9,505,000 or $3.04 per
diluted share in fiscal 2007.   Net income for 2008 benefited from a
gain on condemnation of land of $1,916,000, net of income taxes but was adversely impacted by the retirement benefits expense of $1,541,000 net of income tax benefits, for the Company's previous President and CEO, whose retirement was effective February 6, 2008. The transportation segment was negatively impacted in fiscal 2008 by reduced demand for flatbed trucking services. Results for fiscal 2008 included a higher effective tax rate of 38.2% versus 35.0% in 2007. Insurance and losses increased $1,847,000 primarily due to 2007 including a reduction of expense for changes in estimated prior year retained loss reserves along with a $357,000 of prior year insurance recoveries. Gains on sales of transportation equipment in fiscal 2008 were $515,000 lower than gains in fiscal 2007. Net income for fiscal 2006 was adversely impacted by $787,000 ($.25 per diluted common share) of vacation expense, net of income tax benefits, that was not previously accrued. Diluted earnings per share decreased to $2.55 in fiscal 2008 from $3.04 in 2007, and were $2.62 in 2006.

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2008, the Company used cash provided by operating activities of $22,299,000, proceeds from the sale of plant, property and equipment of $6,849,000, proceeds from the exercise of employee stock options of $1,193,000, excess tax benefits from the exercise of stock options of $704,000 and cash balances to purchase $41,536,000 in property and equipment, to invest $525,000 in the Brooksville Joint Venture, to make $3,762,000 scheduled principal payments on long-term debt and to repurchase Company stock for $4,388,000. Cash decreased $19,166,000.

Cash flows from operating activities for fiscal 2008 were $1,023,000 lower than the same period last year. The Company made cash payments of retirement benefits to the Company's prior President and CEO of $4,851,000 during the second quarter of fiscal 2008. Cash payments on accounts payable and other current liabilities were $3,265,000 lower than fiscal 2007 primarily due to the timing of payments for equipment and materials. The transportation segment was negatively impacted in fiscal 2008 from continuing adverse demand, fuel expense and operating disruptions for the flatbed trucking operations.

Cash flows used in investing activities for fiscal 2008 were $16,012,000 higher than fiscal 2007 primarily due to $3,395,000 for the purchase of a corporate aircraft and $4,333,000 for the purchase of 118 acres in Carroll County, Maryland for future warehouse/office development along with higher construction levels on the remainder of the portfolio.

Cash flows from financing activities for fiscal 2008 were $28,921,000 lower than fiscal 2007 due to repurchase of Company stock of $4,388,000, an increase of $1,846,000 in mortgage payments, and the prior year including $35,178,000 issuance of long-term debt and $12,452,000 of payments under the revolving credit agreement.

For fiscal 2007, the Company used cash provided by operating activities of $23,322,000, $35,178,000 from the issuance of long-term debt, $1,672,000 from the proceeds of sales of equipment and $1,858,000 from the exercise of stock options to purchase $17,354,000 in property and equipment, to invest $3,518,000 in the Brooksville Joint Venture, to reduce borrowings under its Revolver by $12,452,000 and to make $1,916,000 in scheduled principal payments on long-term debt. Cash increased $26,790,000. Cash flows from operating activities were $550,000 higher than 2006 primarily due to lower income tax payments. Cash flows used in investing activities were $19,713,000 lower than 2006 due to the purchase in 2006 of property for future development and accelerated transportation equipment replacement in fiscal 2006. Cash flows from financing activities were $9,339,000 higher due to issuance of long-term debt offset by reduced borrowings under the Revolver.

For fiscal 2006, the Company used cash provided by operating activities of $22,772,000, borrowings of $12,452,000 under its Revolver, additional long-term debt of $2,084,000 and proceeds of $1,688,000 from the sales of property and equipment to purchase $40,601,000 in property and equipment and to make scheduled payments of $2,312,000 of long-term debt.

On July 31, 2007, the Company borrowed $36,000,000 from Prudential Insurance Company of America. The non-recourse mortgage loans fully amortize on a level term over 20 years and bear interest at a fixed rate of 5.74%. The loans are secured by seven developed properties with an aggregate net book value of $31,074,000 at June 30, 2007. A portion of the proceeds were used to repay balances outstanding under the Company's Revolver and the remaining proceeds have been used to fund new construction and purchase land for future development.

During fiscal 2006 the Company converted a construction loan into a 15-year non-recourse mortgage of $11,800,000 with an interest rate of 6.12%. The construction loan was used to develop a 145,000 square foot build-to-suit warehouse/office building pursuant to a 15-year triple net lease.

The Company has a $37,000,000 revolving credit agreement (the Revolver) which had a zero balance at September 30, 2008 and 2007. The Revolver contains limitations on borrowing and restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2008, $32,000,000 was available for borrowing and $35,897,000 of consolidated retained earnings was available for payment of dividends. On October 1, 2008 the Company modified the Revolver extending the term until December 31, 2013 and amending loan covenants such that the full amount would have been available at September 30, 2008.

The Company had $17,909,000 of irrevocable letters of credit outstanding at September 30, 2008. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and automobile liability insurance retentions. If these letters of credit are not extended the Company will have to find alternative methods of collateralizing or funding these obligations.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. During fiscal 2008 the Company repurchased 55,509 shares for $4,388,000. No shares were repurchased during fiscal 2007. At September 30, 2008 the Company had $5,625,000 authorized for future repurchases of common stock.

The Company has committed to make an additional capital contribution of up to $975,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Related Parties).

The Virginia Department of Transportation took title to 28 acres of the Company's land on December 13, 2007 by filing a Certificate of Take and depositing with the Court $5,860,000. The Company received these funds in April 2008. A portion of these funds that were receivable were used to purchase replacement property in March 2008 and the Company intends to use the balance of the funds for general corporate purposes until the Company identifies and purchases replacement property under IRS involuntary conversion rules. On October 15, 2008 the Company agreed to total compensation for the condemnation of $6,414,000 resulting in an additional amount of $554,000 receivable.

On May 07, 2008, the Company's tank line subsidiary entered into an agreement to sell approximately 1.5 acres of land located in Escambia County, Florida for $2,375,000. The contract was subject to a 120 day due diligence period during which the buyer may cancel the contract for any reason. Through a series of Contract Amendments, the study period has been extended until December 15, 2008, during which the buyer may cancel the contract for any reason, and the Purchase Price has been reduced to $2,100,000. If the contract closes in accordance with its terms, the Company would recognize a gain of approximately $2,052,000 before income taxes. The Company estimates the after-tax gain from the sale would be $1,264,000, or approximately $.41 per diluted share. The sale would not affect the Company's tank line operations as the Company would relocate its truck terminal to another site in the area.

The Company currently expects its fiscal 2009 capital expenditures to be approximately $27,800,000 ($18,648,000 for real estate development expansion, $9,152,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $15,027,000.

The Company expects that cash flows from operating activities, secured financing on existing and planned real estate projects, cash on hand and the funds available under its revolving credit agreement will be adequate to finance these capital expenditures and its working capital needs for the next 12 months and the foreseeable future.

In the current financial crisis environment, the Company is monitoring the financial stability of its lending banks as well as its depository institutions. At present the Company does not foresee the necessity for changing any of these relationships but will continue to monitor conditions particularly with respect to the depository for its liquid funds. The Company places its cash and cash equivalents with high credit quality institutions. At times such amounts may exceed FDIC limits.


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

Risk Insurance. The nature of the Transportation business subjects the Company to risks arising from workers' compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $250,000 to $500,000 and has third party coverage for amounts exceeding the retention up to the amount of the policy limits. The Company expenses during the year an estimate of risk insurance losses. Periodically, an analysis is performed, using historical and projected data, to determine exposure for claims incurred and reported but not yet settled and for claims incurred but not reported. On at least an annual basis the Company obtains an independent actuarial analysis to assist in estimating the losses expected on such claims. The Company attempts to mitigate losses from insurance claims by maintaining safe operations and providing mandatory safety training. Significant changes in assumptions or claims history could have a material impact on our operations.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method in accordance with current accounting standards. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2008, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2008:


                                         Payments due by period
                                     Less than     1-3       3-5   More than
                                Total   1 year     years     years   5 years




Mortgages Including Interest $122,252    8,997    17,994    17,994    77,267
Operating Leases                  248      241         7         -         -
Purchase Commitments            9,297    9,297         -         -         -
Other Long-Term Liabilities       776       70       160       160       386

Total obligations            $132,573   18,605    18,161    18,154    77,653

The Company has committed to make an additional capital contribution of up to $975,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Related Parties). The current plan forecasts $291,000 in fiscal 2009 which is not included in the table above. The additional commitment of $684,000 is not included in the forecast but may be spent as required.

INFLATION

Historically, the Company has been able to recover inflationary cost increases in the transportation group through increased freight rates and fuel surcharges. It is expected that over time, justifiable and necessary rate increases will be obtained. Substantially all of the Company's royalty agreements are based on a percentage of the sales price of the related mined items. Minimum royalties and substantially all lease agreements provide escalation provisions.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements.

These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate", "estimate", "plans", "projects", "continuing", "ongoing", "expects", "management believes", "the Company believes", "the Company intends" and similar words or phrases. The following factors and others discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: freight demand for petroleum products including recessionary and terrorist impacts on travel in the Company's markets; levels of construction activity in the markets served by our mining properties and our flatbed trucking subsidiary; fuel costs and the Company's ability to recover fuel surcharges; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations regarding the transportation industry; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible warehouse/office facilities in the Baltimore-Washington-Northern Virginia area; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

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



CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands except per share amounts)

                                           2008       2007       2006

Revenues:
  Transportation                        $147,236    131,942    126,252
  Real estate                             24,813     22,340     21,122
Total revenues (including revenue
 from related parties of $8,021,
 $8,349, and $8,321, respectively)       172,049    154,282    147,374

Cost of operations:
  Transportation                         130,428    113,640    108,733
  Real estate                             12,525     10,235      9,489
Total cost of operations                 142,953    123,875    118,222

Gross profit:
  Transportation                          16,808     18,302     17,519
  Real estate                             12,288     12,105     11,633
Total gross profit                        29,096     30,407     29,152

Selling, general and administrative
  expense (including expenses paid
  to related party of $45, $191,
  and $191, respectively)                 15,612     12,055     12,097

Operating profit                          13,484     18,352     17,055

Gain on condemnation of land               3,111          -          -
Interest income and other                    883        298        149
Equity in loss of joint venture              (29)      (156)         -
Interest expense                          (4,551)    (3,878)    (3,955)

Income before income taxes                12,898     14,616     13,249
Provision for income taxes                 4,930      5,111      5,171

Net income                              $  7,968      9,505      8,078

Earnings per common share:
  Basic                                 $   2.63       3.15       2.71
  Diluted                               $   2.55       3.04       2.62



Number of weighted average shares (in thousands) used in computing:
     - basic earnings per common share     3,033      3,022      2,980
     - diluted earnings per common share   3,126      3,131      3,087

See accompanying notes.







CONSOLIDATED BALANCE SHEETS - As of September 30
(In thousands, except share data)
                                                            2008        2007
Assets
Current assets:
  Cash and cash equivalents                              $  7,778    26,944
  Accounts receivable (including related party of
   $358 and $308 and net of allowance for doubtful
   accounts of $265 and $207, respectively)                11,774     10,983
  Accounts receivable from condemnation                       554         -
  Federal and state income taxes receivable                   590         -
  Inventory of parts and supplies                             891        743
  Deferred income taxes                                         -        455
  Prepaid tires on equipment                                2,102      2,028
  Prepaid taxes and licenses                                1,859      1,652
  Prepaid insurance                                         3,224      1,601
  Prepaid expenses, other                                      91         80
          Total current assets                             28,863     44,486
Property and equipment, at cost:
  Land                                                     83,506     82,644
  Buildings                                               120,269    108,031
  Equipment                                               102,148     89,099
  Construction in progress                                  4,595      2,503
                                                          310,518    282,277
Less accumulated depreciation and depletion                99,758     89,754
                                                          210,760    192,523

Real estate held for investment, at cost                    6,918      1,274
Investment in joint venture                                 6,395      5,904
Goodwill                                                    1,087      1,087
Unrealized rents                                            3,208      2,589
Other assets                                                4,809      5,667
Total assets                                             $262,040    253,530

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  7,663      5,408
  Federal and state income taxes payable                        -        702
  Accrued payroll and benefits                              5,861      5,202
  Accrued insurance reserves                                4,494      4,119
  Accrued liabilities, other                                1,226      1,035
  Long-term debt due within one year                        4,019      3,762
           Total current liabilities                       23,263     20,228

Long-term debt, less current portion                       76,153     80,172
Deferred income taxes                                      18,885     15,274
Accrued insurance reserves                                  4,848      4,562
Other liabilities                                           1,536      2,833
Commitments and contingencies (Notes 13 and 14)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,039,086 and 3,051,064
     shares issued and outstanding, respectively              304        305
  Capital in excess of par value                           34,540     32,154
  Retained earnings                                       102,473     98,087
  Accumulated other comprehensive inc (loss), net of tax       38       (85)
        Total shareholders' equity                        137,355    130,461

  Total liabilities and shareholders' equity             $262,040    253,530
See accompanying notes.



	CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30
(In thousands)

Cash flows from operating activities:                 2008     2007     2006

  Net income                                      $  7,968    9,505    8,078
  Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization          14,735   14,160   13,510
  Deferred income taxes                              4,113      721       96
  Equity in loss of joint venture                       29      156        -
  Gain on sale of equipment and real estate           (663)  (1,036)  (1,172)
  Gain on condemnation of land                      (3,111)       -        -
  Stock-based compensation                           1,078    1,131      968
  Net changes in operating assets and liabilities:
   Accounts receivable                                (791)     778      (30)
   Inventory of parts and supplies                    (148)     111      (55)
   Prepaid expenses and other current assets        (1,915)  (1,588)     (92)
   Other assets                                       (342)  (1,406)  (1,082)
   Accounts payable and accrued liabilities          3,433      168    2,449
   Income taxes payable and receivable              (1,076)     682     (622)
   Long-term insurance reserves and other
    long-term liabilities                           (1,011)     (60)     724
  Net cash provided by operating activities         22,299   23,322   22,772

Cash flows from investing activities:
  Purchase of transportation group property
   and equipment                                   (17,344)  (8,201) (19,806)
  Purchase of real estate group property
   and equipment                                   (24,192)  (9,153) (20,795)
  Investment in joint venture                         (525)  (3,518)       -
  Proceeds from the disposal of property,
   plant and equipment                               6,849    1,672    1,688
  Net cash used in investing activities            (35,212) (19,200) (38,913)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt               -   35,178    2,084
  Net (decrease) increase in revolving debt              -  (12,452)  12,452
  Repayment of long-term debt                       (3,762)  (1,916)  (2,312)
  Repurchase of Company stock                       (4,388)       -        -
  Excess tax benefits from exercises of stock
   options and vesting of restricted stock             704      857      406
  Exercise of employee stock options                 1,193    1,001      699
  Net cash (used in) provided by
   financing activities                             (6,253)  22,668   13,329

Net (decrease) increase in
  cash and cash equivalents                        (19,166)  26,790   (2,812)
Cash and cash equivalents at beginning of year      26,944      154    2,966

Cash and cash equivalents at end of year          $  7,778   26,944      154

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                     $  4,565    3,908    3,916
     Income taxes                                 $  2,274    3,760    5,941

The Company recorded a non-cash transaction for accounts receivable from condemnation in the amount of $554 in fourth quarter of fiscal 2008. See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY - Years ended September 30
(In thousands, except share amounts)
                                                                   Accumu-
                                                                   lated
                                                                   Other
                                                                   Compre-   Total
                                             Capital in            hensive   Share
                               Common Stock   Excess of   Retained Loss, net Holders
                               Shares Amount  Par Value   Earnings of tax    Equity
Balance at October 1, 2005    2,965,075 $297    $27,100    $80,504         $107,901

  Exercise of stock options      26,454    3        696                         699
  Excess tax benefits from
   exercises of stock options                       406                         406
  Stock option compensation                         525                         525
  Shares granted to Directors     4,500             286                         286
  Restricted stock awards        15,960    1         (1)                          -
  Restricted stock forfeitures     (360)                                          -
  Restricted stock expense                          157                         157
  Net income                                                 8,078  ______    8,078

Balance at September 30, 2006 3,011,629  301     29,169     88,582          118,052

  Exercise of stock options      35,935    4        994                         998
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  857                         857
  Stock option compensation                         526                         526
  Shares granted to Directors     4,500             387                         387
  Restricted stock forfeitures   (1,000)
  Restricted stock expense                          221                         221
  Net income                                                 9,505            9,505
  Minimum pension liability,
    net of $108 tax                                                   (173)    (173)
  Net actuarial gain retiree
    health net of $55 tax     _________ ____    _______    _______      88       88

Balance at September 30, 2007 3,051,064  305     32,154    $98,087  $  (85) 130,461

  Exercise of stock options      39,531    4      1,189                       1,193
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  704                         704
  Stock option compensation                         477                         477
  Restricted stock expense                          206                         206
  Shares granted to Directors     5,000    1        395                         396
  Restricted stock forfeitures   (1,000)
  Shares purchased and cancelled(55,509)  (6)      (585)    (3,798)          (4,389)
  Adoption of FIN48                                            216              216
  Net income                                                 7,968            7,968
  Minimum pension liability,
    net of $74 tax                                                     118      118
  Net actuarial gain retiree
    health net of $3 tax                                                 5        5

Balance at September 30, 2008 3,039,086 $304    $34,540   $102,473     $38 $137,355

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)
                                           2008       2007       2006
Net income                              $  7,968      9,505      8,078
Other comprehensive income, net of tax:
 Actuarial gain retiree health                 5          -          -
 Minimum pension liability                   118      ( 173)         -
Comprehensive income                    $  8,091      9,332      8,078
See accompanying notes.


NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

Accounts receivable are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record estimated bad debts expense as a selling, general and administrative expense. We estimate the net collectibility of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms.

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

The Company recorded depreciation and depletion expenses for 2008, 2007 and 2006 of $14,031,000, $13,545,000, and $12,948,000, respectively.

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

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage of $200,000 per covered participant per year. The Company has established an accrual reserve of the estimated cost in connection with its portion of its risk and health insurance losses. Claims paid by the Company are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued.

INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.
It is inherently difficult and subjective to estimate such amounts, as the amounts rely upon the determination of the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law and expiration of statutes of limitations, effectively settled issues under audit, and audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. It is the Company's policy to recognize as additional income tax expense the items of interest and penalties directly related to income taxes.

STOCK BASED COMPENSATION - The Company accounts for compensation related to share based plans under Financial Accounting Standards Board (FASB) SFAS 123R, Share-Based Payments. SFAS 123R requires companies to recognize the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period. In addition, compensation expense must be recognized for any awards modified, repurchased or cancelled after the date of adoption. The straight-line attribution model is used to measure compensation expense. The Company adopted this statement effective October 1, 2005 using the modified prospective approach. The fair value of each grant was estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact is discussed in Footnote 7.

PENSION PLAN - The Company accounts for its pension plan following the requirements of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). SFAS 158 requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance.

EARNINGS PER COMMON SHARE - Basic earnings per common share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The differences between basic and diluted shares used for the calculation are the effect of employee and director stock options and restricted stock.

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

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives and salvage values of our vehicles and equipment, provisions for uncollectible accounts receivable and collectibility of unrealized rents, estimates of exposures related to our insurance claims plans, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances in a revision to these estimates, earnings during that accounting period will be affected.

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

NEW ACCOUNTING PRONOUNCEMENTS - In 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company adopted the provisions of FIN 48 on October 1, 2007 which is further described in Note 8.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement (SFAS 157). The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB agreed to a one-year delay of FAS 157 for certain nonfinancial assets and liabilities. Accordingly, adoption of this standard is limited to financial assets and liabilities, which primarily applies to the valuation of our long term mortgage debt. Management believes that the adoption of SFAS 157 will only require additional disclosure on the fair value of its goodwill, asset retirement obligations, and long-term mortgages and as such will not have a material impact on the consolidated financial results of the Company.

In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No 115." This Statement permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings. The fair value option (a) may be applied instrument by instrument, (b) is irrevocable, and (c) is applied to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company believes the adoption of SFAS No. 159 will have no material impact on its consolidated financial statements.

In December 2007 the FASB issued Statement No. 141(R) "Business Combinations" ("FAS 141(R)"). FAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The impact of FAS No. 141R on the consolidated financial statements will depend upon the nature, terms and size of the acquisitions consummated after the effective date.


2.	Transactions with Related Parties.

The Company was considered a related party to Florida Rock Industries, Inc.
(FRI) because four of the Company's directors also served until November 16, 2007, as directors of FRI and such directors owned approximately 24% of the stock of FRI and 47% of the stock of the Company at the time of the merger of FRI and Vulcan in November 2007. Vulcan currently continues to operate under substantially the same mining royalty agreements and leases.

The Company, through its transportation subsidiaries, hauls commodities by tank and flatbed trucks for Vulcan. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to Vulcan.

A summary of revenues derived from Vulcan follows (in thousands):

                                    2008          2007         2006

Transportation                   $ 1,969         2,263        1,976
Real estate                        6,052         6,086        6,345
                                 $ 8,021         8,349        8,321

The Company outsources certain functions to Vulcan, including some administrative, and property management functions. The cost of these administrative services were $45,000 in 2008, $191,000 in 2007, and $191,000 in 2006.

On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $148,000 of such royalties in fiscal 2008 and $149,000 in fiscal 2007. Allocated depletion expense of $5,000 was included in real estate cost of operations for fiscal 2008. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2 million. Capital contributions of $1,025,000 have been made by each party as of September 30, 2008. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2008 includes a loss of $29,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the entitlement process will be done within the next two years.

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


3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2008       2007
Revolving credit (uncollateralized)   $     -          -
5.6% to 8.6% mortgage notes,
  due in installments through 2027     80,172     83,934
                                       80,172     83,934
Less portion due within one year        4,019      3,762
                                      $76,153     80,172

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2008 is: 2009 - $4,019,000; 2010 - $4,294,000; 2011
- $4,587,000; 2012 - $4,902,000; 2013 - $5,239,000; 2014 and subsequent years -
$57,131,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement which had a zero balance at September 30, 2008 and 2007 and no advances were made under this facility during fiscal year 2008. The Revolver bears interest at a rate of 1.25% over the selected LIBOR, which may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.2% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains limitations on availability and restrictive covenants including limitations on paying cash dividends. Under these restrictions, as of September 30, 2008, $32,000,000 was available for borrowing and $35,897,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2008. The Revolver was amended and restated on October 1, 2008 to remove one of the four banks, extend the termination date to from December 31, 2009 to December 31, 2013, delete the loan covenant requiring the Company to comply with a Consolidated Total Debt to EBITDA ratio and amend the loan covenant relating to the Fixed Charge Coverage. Under the terms of this amended Revolver agreement the full amount would have been available at September 30, 2008.

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

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $83,584,000 at September 30, 2008. Certain properties having a carrying value at September 30, 2008 of $98,000 are encumbered by $1,300,000 of industrial revenue bonds that are the liability of Vulcan. Vulcan has agreed to pay such debt when due (or sooner if Vulcan cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.

During fiscal 2008, 2007 and 2006 the Company capitalized interest costs of $890,000, $849,000 and $219,000, respectively. The amount in fiscal 2008 includes a $409,000 fourth quarter adjustment.

The Company had $17,909,000 of irrevocable letters of credit outstanding at September 30, 2008. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. Substantially all of these were issued for workers' compensation and automobile liability insurance retentions.

4.	Leases.

At September 30, 2008, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 24,076
Commercial property                          183,914
                                             207,990
Less accumulated depreciation and depletion   39,940
                                            $168,050

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2008 are as follows: 2009 - $14,934,000; 2010 - $13,049,000; 2011 - $10,916,000; 2012 - $9,504,000; 2013 - $7,852,000; 2014 and
subsequent years $34,152,000.


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


6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

                                             Years Ended September 30
                                            2008        2007         2006
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            3,033       3,022        2,980

Common shares issuable under share
 based payment plans which are
 potentially dilutive                           93         109          107

Common shares used for diluted
 earnings per common share                   3,126       3,131        3,087

Net income                                 $ 7,968       9,505        8,078

Earnings per common share
  Basic                                      $2.63        3.15         2.71
  Diluted                                    $2.55        3.04         2.62

For 2008, 10,000 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. For 2007 and 2006, all outstanding stock options were included in the calculation of diluted earnings per common share because the sum of the hypothetical amount of future proceeds from the exercise price, unrecorded compensation, and tax benefits to be credited to capital in excess of par for all grants of stock options were lower than the average price of the common shares, and therefore were dilutive. For 2008, 2007 and 2006, all outstanding restricted shares were included in the calculation of diluted earnings per common share because the unrecorded compensation and tax benefits to be credited to capital in excess of par for all awards of restricted stock were lower than the average price of the common shares, and therefore were dilutive.


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

In February 2006, the shareholders approved the 2006 Stock Incentive Plan which replaced the 2000 Stock Option Plan. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. In February 2006, 15,960 shares of restricted stock were granted subject to forfeiture restrictions, tied to continued employment, that lapse 25% annually beginning on January 1, 2007. The number of common shares available for future issuance was 262,400 at September 30, 2008.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 37% and 53%, risk-free interest rate of 3.2% to 4.9% and expected life of 6.0 to 7.0 years.

The dividend yield of zero is based on the fact that the Company does not pay cash dividends and has no present intention to pay cash dividends. Expected volatility is estimated based on the Company's historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

Under provisions of SFAS 123R, the Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

                                               Years Ended September 30
                                                    2008        2007        2006

Stock options issued prior to 123R adoption       $  288         525         525
Stock options issued after 123R adoption              27           -           -
Restricted stock awards granted in 2006              206         221         157
Annual non-employee Director stock award             395         388         286
Shares purchased in connection with previous
  CEO retirement                                     162           -           -
Modification to accelerate prior awards made
  in connection with CEO retirement                  216           -           -
                                                   1,294       1,134         968
Deferred income tax benefit                          497         436         378
Stock compensation net of tax expense             $  797         698         590


A summary of changes in outstanding options is presented below (in thousands, except per share amounts):

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Exercise  Remaining  Grant Date
Options                 Shares    Price     Term (yrs) Fair Value
Outstanding at
 September 30, 2005     337,900     $30.72       7.8
  Granted                     0     $    0               $     0
  Exercised             (26,454)    $26.41               $   359
  Forfeited              (6,700)    $33.53
Outstanding at
 September 30, 2006     304,746     $31.03       6.9     $ 4,760
  Granted                     0     $    0               $     0
  Exercised             (35,935)    $27.76               $   500
  Forfeited              (2,200)    $37.70
Outstanding at
 September 30, 2007     266,611     $31.42       5.9     $ 4,221
  Granted                10,000     $86.24               $   369
  Exercised             (39,531)    $30.17               $   588
  Forfeited              (5,000)    $43.50
Outstanding at
 September 30, 2008     232,080     $33.73       5.0     $ 3,900
Exercisable at
 September 30, 2008     201,980     $30.29       4.7     $ 3,134

Vested during
 Twelve months ended
 September 30, 2008      38,500                          $   582


The following table summarizes information concerning stock options outstanding at September 30, 2008:
                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$23.01 - $34.00                2,000           $30.32        5.3
$34.01 - $51.00               18,100            43.50        6.3
$76.01 - $87.00               10,000            86.24        9.7
                              30,100           $56.82        7.3 years
Exercisable:
$15.00 - $23.00               72,980            19.78        3.4
$23.01 - $34.00               81,600            29.70        4.9
$34.01 - $51.00               38,400            44.43        6.3
$51.01 - $76.00                9,000            60.40        6.8
                             201,980           $30.29        4.7 years
Total                        232,080           $33.73        5.0 years

The aggregate intrinsic value of exercisable in-the-money options was $9,839,000 and the aggregate intrinsic value of all outstanding options was $10,506,000 based on the market closing price of $79.00 on September 30, 2008 less exercise prices. Gains of $2,270,000 were realized by option holders during the twelve months ended September 30, 2008. The realized tax benefit from options exercised for the twelve months ended September 30, 2008 was $871,000. Total compensation cost of options granted but not yet vested as of September 30, 2008 was $610,000, which is expected to be recognized over a weighted-average period of 2.0 years. Fiscal 2008 included stock compensation expense of $180,000 related to the modification to accelerate the vesting of 4,000 shares in connection with the retirement benefits for John E. Anderson, the Company's previous President and CEO, whose retirement was effective February 6, 2008.

A summary of changes in restricted stock awards is presented below (in thousands, except per share amounts):

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Grant     Remaining  Grant Date
Restricted Stock        Shares    Price     Term (yrs) Fair Value
Outstanding at
 October 1, 2005              0
  Granted                15,960     $63.64               $ 1,016
  Vested                      0
  Forfeited                (360)    $63.54
Outstanding at
 September 30, 2006      15,600     $63.64       3.3     $   993
  Granted                     0                          $     0
  Vested                 (3,800)    $63.65               $   242
  Forfeited              (1,000)    $63.54
Outstanding at
 September 30, 2007      10,800     $63.65       2.3     $   687
  Granted                     0                          $     0
  Vested                 (3,600)    $63.65               $   229
  Forfeited              (1,000)    $63.54
Outstanding at
 September 30, 2008       6,200     $63.67       1.3     $   395

Total compensation cost of restricted stock granted but not yet vested as of September 30, 2008 was $254,000 which is expected to be recognized over a weighted-average period of 1.3 years. Fiscal 2008 included stock compensation expense of $36,000 related to the modification to accelerate the vesting of 400 shares in connection with retirement benefits for John E. Anderson, the Company's previous President and CEO, whose retirement was effective February 6, 2008.

8. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2008          2007         2006
Current:
  Federal                   $  498         3,480        4,234
  State                        396           857          841
                             __894         4,337        5,075
Deferred                     4,036           774           96

  Total                     $4,930         5,111        5,171

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           2008	     2007	      2006
Amount computed at statutory
  Federal rate                           $4,412       4,970       4,528
State income taxes (net of Federal
  income tax benefit)                       542         645         553
Other, net                                  (24)       (504)         90
Provision for income taxes               $4,930       5,111       5,171

In this reconciliation, the category "Other, net" consists of changes in unrecognized tax benefits, permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):
                                           2008	     2007

Deferred tax liabilities:
 Property and equipment                  $19,746     16,835
 Depletion                                   417        413
 Unrealized rents                          1,232        995
 Prepaid expenses                          2,452      1,742
  Gross deferred tax liabilities          23,847     19,985
Deferred tax assets:
 Insurance reserves                        3,430      3,177
 Employee benefits and other               1,485      1,989
  Gross deferred tax assets                4,915      5,166
Net deferred tax liability               $18,932     14,819


The Company adopted the provisions of FIN 48 on October 1, 2007. As a result of the adoption of FIN 48, the Company recognized a $216,000 reduction in the liability for unrecognized tax benefits, which was accounted for as an increase to retained earnings. As of October 1, 2007 there was $337,000 of unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate. Interest and penalties of $200,000 was reflected as a component of the total liability at October 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at October 1, 2007                           $ 537
Reductions due to lapse of statute of limitations    _(165)
Balance at September 30, 2008                        $ 372

As of September 30, 2008 there was $249,000 of unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate. Interest and penalties of $123,000 was reflected as a component of the total liability at September 30, 2008. The Company expects a decrease in the liability of up to $135,000 for uncertain tax positions during the next 12 months. The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $828,000 in 2008, $843,000 in 2007 and $735,000 in 2006.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of some of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies. The expense for fiscal 2008, 2007 and 2006 was $191,000, $365,000 and $347,000, respectively. The accrued benefit under this plan as of September 30, 2008 and 2007 was $952,000 and $2,340,000 respectively. On December 5, 2007, the board of directors approved certain retirement benefits for John E. Anderson, the Company's previous President and Chief Executive Officer who retired effective February 6, 2008. Upon Mr. Anderson's retirement, the Company paid him $1,331,000 for his GAAP accrued benefit under the MSP.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for the Company. The plan is contributory and unfunded. The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan as of September 30, 2008 and 2007 was $333,000 and $362,000, respectively. The net periodic postretirement benefit cost was $13,000, $16,000 and $27,000 for fiscal 2008, 2007, and 2006, respectively.
The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 6.0% for 2008, 6.0% for 2007 and 5.0% for 2006. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was
6.75 for 2008, 6.0% for 2007 and 6.0% for 2006. No medical trend is applicable because the Company's share of the cost is frozen.

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

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

                                           2008	        2007	   2006
Revenues:
  Transportation                        $147,236      131,942     126,252
  Real estate                             24,813       22,340      21,122
                                        $172,049      154,282     147,374
Operating profit:
  Transportation                        $  7,934        9,693       8,875
  Real estate                             12,288       12,105      11,633
  Corporate expenses                      (6,738)      (3,446)     (3,453)
                                        $ 13,484       18,352      17,055

Capital expenditures:
  Transportation                        $ 17,344        8,201      19,806
  Real estate                             24,263        9,153      20,795
                                        $ 41,607       17,354      40,601

Depreciation, depletion and
amortization:
  Transportation                        $  9,359        9,246       8,769
  Real estate                              4,881        4,677       4,506
  Other                                      504          237         235
                                        $ 14,744       14,160      13,510

Identifiable assets at September 30:
  Transportation                        $ 62,511       56,101      57,715
  Real estate                            187,239      168,587     159,134
  Cash                                     7,778       26,944         154
  Unallocated corporate assets             4,512        1,898       2,212
                                        $262,040      253,530     219,215


11. Accrued Vacation Liability.

Prior to the third quarter of fiscal 2006, the Company did not accrue for compensated absences based on management's determination that the accrual was not material to the Company's financial statements. Instead, the Company expensed payments of vacation pay when paid. Prior to the third quarter of fiscal 2006 and the subsequent adoption of Staff Accounting Bulletin No. 108, the Company used the rollover method to evaluate the materiality of the accrued vacation liability.

During the third quarter of fiscal 2006, the Company reevaluated the materiality of such accrual and recorded a liability of $1,055,000 to reflect the Company's obligation for vacation pay. At that time, the Company determined that it was not necessary to restate its financial statements for periods prior to June 30, 2006 as the amount was not material to any prior period financial position or results of operations.

As part of its materiality analysis, the Company estimated accrued vacation liability for prior periods assuming the liability was a consistent percentage of total payroll since accurate historical records were not available. Based on these estimates, vacation expenses constituted approximately 0.75% of pretax income for fiscal 2005, 0.46% of pretax income for the first quarter of fiscal 2006, and 0.51% of pretax income for the second quarter of fiscal 2006. In addition, the total vacation liability, net of income taxes, had an impact of less than 1% of total equity at the end of each of these periods.
Accordingly, the Company determined that the accrual was not material to prior periods from a quantitative perspective.

In addition to this quantitative analysis, management also considered the qualitative factors detailed in Section M of Topic 1, Financial Statements, of the Staff Accounting Bulletin Series. Applying these factors, the Company determined that the misstatement was not material from a qualitative perspective because (i) the vacation accrual for prior periods represents an estimate with inherent uncertainty, (ii) the misstatement did not mask any change in earnings or other trends, (iii) the misstatement did not hide any failure to meet analyst consensus expectations and did not change a loss into income or vice versa, (iv) the misstatement applied to both of the Company's business segments proportionately based on the total payroll of each segment,
(v) no regulatory requirements, loan covenants or contractual requirements were affected by the misstatement, (vi) the misstatement did not result in material changes to management compensation plans, and (vii) the misstatement did not conceal any unlawful transactions.

12. Fair Values of Financial Instruments.

At September 30, 2008 and 2007, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items. The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2008, the carrying amount and fair value of such other long-term debt was $80,172,000 and $78,839,000, respectively. At September 30, 2007, the carrying amount and fair value of other long-term debt was $83,934,000 and $82,579,000, respectively.


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


14. Commitments.

The Company, at September 30, 2008, had entered into various contracts to develop real estate with remaining commitments totaling $6,570,000, and to purchase transportation equipment for approximately $2,727,000. The Company has committed to make an additional capital contribution of up to $975,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with Vulcan.

In July 2008, the Company entered into an agreement to sell the Windlass Run Residential property. Windlass Run Residential, located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain a Planned Unit Development. The purchase price for the property is $25,265,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies, including the satisfactory completion of the buyer's inspection period and additional government approvals, and closing may be two or more years away. The cost of the property of $5,674,000 was reclassified on the balance sheet from Land to Real estate held for investment in fiscal 2008.


15. Concentrations.

The transportation segment primarily serves customers in the petroleum and building and construction industries in the Southeastern U.S. Petroleum customers accounted for approximately 71% and building and construction customers accounted for approximately 29% of transportation segment revenues for the year ended September 30, 2008. Significant economic disruption or downturn in this geographic region or these industries could have an adverse effect on our financial statements.

During fiscal 2008, the transportation segment's ten largest customers accounted for approximately 53.5% of the transportation segment's revenue. One of these customers accounted for 16.5% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income. Accounts receivable from the transportation segment's ten largest customers was $5,255,000 and $4,724,000 at September 30 2008 and 2007 respectively.

The Company places its cash and cash equivalents with high credit quality institutions. At times such amounts may exceed FDIC limits.


16. Previous CEO Retirement.

On December 5, 2007, the board of directors approved certain retirement benefits for John E. Anderson, the Company's previous President and Chief Executive Officer effective February 6, 2008. Upon Mr. Anderson's retirement, the Company paid him $4,851,000 for his accrued benefit under the Management Security Plan, the fair value of his outstanding stock options and restricted stock and an additional bonus. The total impact of these payments on the Company's earnings for fiscal 2008 was $2,503,000 before taxes which is included in selling, general, and administrative expense primarily in the three months ending December 31, 2007. On December 5, 2007, the Company's Board of Directors elected John D. Baker II to succeed Mr. Anderson as President and Chief Executive Officer. The following tables detail the expense incurred and payments made (in thousands):

Expenses
Additional bonus paid in cash                        $2,125
Repurchase of vested options and stock at 20 day
 average market value per agreement which exceeded
 the closing price on the date of repurchase            162
Accelerated vesting of options                          180
Accelerated vesting of restricted stock                  36
Total expense ($2,371 in quarter ending 12/31/07)    $2,503

Payments
Total expense                                        $2,503
Previously accrued benefit MSP Retirement Plan        1,331
Gain on vested stock options repurchased                999
Restricted shares vested 1/1/08 repurchased              18
Total payments                                       $4,851





Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2008, the Company's internal control over financial reporting is effective.



Report of Independent Registered Certified Public Accounting Firm
The Shareholders and Board of Directors
Patriot Transportation Holding, Inc.
We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2008, and 2007, and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for years ended September 30, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years ended September 30, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

December 3, 2008
Savannah, Georgia


DIRECTORS AND OFFICERS

Directors

John D. Baker II (1)
President and Chief Executive
Officer of the Company

Edward L. Baker (1)
Chairman of the Board of the Company
and Former Chairman of the Board of
Florida Rock Industries, Inc.

John E. Anderson (1)
Former President and Chief Executive
Officer of Patriot Transportation Holding, Inc.

Thompson S. Baker II
President of Florida Rock Division
of Vulcan Materials Company

Charles E. Commander III (2)(4)
Partner, Jacksonville office
Foley & Lardner

Luke E. Fichthorn III
Private Investment Banker,
Twain Associates

Robert H. Paul III (2)(3)(4)
Chairman of the Board of
Southeast Atlantic Capital, LLC

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



Officers

Edward L. Baker
Chairman of the Board

John D. Baker II
President and Chief Executive Officer

John D. Milton, Jr.
Executive Vice President, Treasurer, Secretary and Chief Financial Officer

David H. deVilliers, Jr.
Vice President
President, FRP Development Corp. and
Florida Rock Properties, Inc.

John D. Klopfenstein
Controller and Chief Accounting Officer

Terry S. Phipps
President, SunBelt Transport, Inc.

Robert E. Sandlin
President, Florida Rock & Tank Lines, Inc.



Patriot Transportation Holding, Inc.

501 Riverside Avenue, Suite 500
Jacksonville, Florida, 32202
Telephone:  (904) 396-5733


Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 4, 2009, 155 East 21st Street, Jacksonville, Florida, 32206.


Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY  10038

Telephone:  1-800-937-5449


General Counsel

McGuireWoods LLP
Jacksonville, Florida


Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP
Savannah, Georgia


Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)


Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2008 as filed with the Securities and Exchange Commission by writing to the Treasurer at 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


Company Website

The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.