Form 10-K, Exhibit 13
period 2009-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2009-12-03
CIK 844059

Annual Report 2009
CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Amounts in thousands except per share amounts)
                                                               %
                                          2009      2008     Change

Revenues                                $114,553  129,900     (11.8)
Gross profit                            $ 29,324   30,049      (2.4)
Operating profit                        $ 16,128   15,029       7.3
Income from continuing operations       $  7,908    8,919     (11.3)
Discontinued operations, net            $ (4,155)    (951)    336.9
Net income                              $  3,753    7,968     (52.9)

Per common share:
 Income from continuing operations:
  Basic                                 $   2.60     2.94     (11.6)
  Diluted                               $   2.53     2.85     (11.2)
 Discontinued operations:
  Basic                                 $  (1.37)    (.31)   (341.9)
  Diluted                               $  (1.33)    (.30)   (343.3)
 Net income:
  Basic                                 $   1.23     2.63     (53.2)
  Diluted                               $   1.20     2.55     (52.9)

Total Assets                            $256,854  262,040      (2.0)
Total Debt                              $ 76,153   80,172      (5.0)
Shareholders' Equity                    $142,408  137,355       3.7
Common Shares Outstanding                  3,053    3,039       0.5
Book Value Per Common Share             $  46.64    45.20       3.2

BUSINESS. The Company is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines), which is a Southeastern U.S. based tank truck company concentrating in the hauling of primarily petroleum products and other liquid and dry bulk commodities. The Company's real estate group, comprised of FRP Development Corp. and Florida Rock Properties, Inc., acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

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


To Our Shareholders

Our Fiscal Year 2009 began with the unfolding of an economic and financial crisis that progressed from bad to worse through our first two quarters. The third quarter brought some improvement in demand in our transportation segment but our flatbed carrier, Sunbelt Transport, Inc. continued to struggle to break even. Despite determined efforts by our Sunbelt management to hold up rates and generate traffic from its construction material supplier customers, losses continued to plague us. We sold tractors and trailers and "right-sized" our flatbed operations down to meet the lowering demand for transportation of construction materials. Notwithstanding the excellent performance of our management team at Sunbelt through the first three quarters, the handwriting remaining indelibly on the wall that these operations were not going to see a rebound in demand for some time. In June we made the difficult, but necessary decision, to put the Sunbelt business up for sale, consummating a sale in August in return for a million dollars of cash and sixty monthly payments of $130,000 each plus $10,000 monthly for facility leases.

We cannot, however, close the chapter of our Sunbelt operations without expressing our sincere gratitude for the valiant and loyal efforts of all its employees on behalf of our shareholders. Thankfully the purchaser of these operations has retained the majority of these excellent people and for that we are also appreciative.

Fiscal 2009 saw our first forays into the public presentations arena with presentations at the BB&T Transportation Conference in Coral Gables, Florida, in February and the Wall Street Analyst forum in September in New York City. While these presentations revealed no significant changes in your company, your officers were well received by the audiences and we hope our efforts at greater transparency will contribute to realizing the full value of the assets for which our management is responsible. As we report our fiscal year earnings, we will also hold our inaugural conference call for shareholders, analysts and interested parties to hear directly from and inquire of your management team.

Transportation Segment. With the sale of our Sunbelt flatbed operations, our transportation segment now consists only of our tank truck operations in Florida Rock and Tank Lines, Inc. While these operations did not produce the revenues or miles they contributed in 2008, they turned in a higher gross profit by 7.6% through their stellar safety performance that drove their insurance and loss expense lower year-over-year by $1,842,000! For 2009, FRTL reached and even exceeded its management's targeted Preventable Accident Frequency Rate even though its 2008 performance in this area had been a company record! While it is not realistic to expect safety and loss improvements of that magnitude going forward, we do believe that this Tank Lines management has developed a strong safety culture that will enable this company to achieve an industry leading performance in this area in the future.

FRTL also took another significant forward step in 2009 as it undertook a disciplined management initiative aimed at performance improvement in all major areas of its operations. Coming out of several management interviews and management focus groups, this initiative, termed ACE by its participants for its stated goal to "Achieve Continuous Improvement", consists of a set of three major initiatives in the areas of Growth, Operations and People. Under each of these major initiatives, management has delineated several areas of focus for improvement and is undergoing the process of translating these efforts to individual commitments to action for all members of the management team for fiscal 2010. We commend this performance improvement effort by Tank Lines management and look forward to tracking their achievements in future years.

Real Estate Segment. Our real estate segment experienced the reality of the economic downturn during fiscal 2009 as the two new buildings we brought on line in September 2008, and the one new building completed in the spring of 2009 all remained empty through year end with no clear prospect for occupancy in the coming year. Likewise our heritage warehouses and offices lost some tenants to the economic downturn during the year and experienced some rent reductions for the few renewing tenants as competition for the declining number of prospective tenants grew stronger. At year end our developed properties were at a 75% occupancy rate with 12% of our rented square footage scheduled for renewal or termination within fiscal 2010. We will do well to end fiscal 2010 with the same occupancy rate of 75% as the number of prospective tenants is healthy but the number actually closing on new space is far fewer.

For our mining and rental properties, revenues in fiscal 2009 also declined, in this area by 17.6% on 28.6% fewer tons mined. Actual revenue per ton continued to rise during the year giving us promise for real improvements in this area of our business once the demand for construction aggregates returns to more historical levels.

Our undeveloped property on the Anacostia River adjacent to the Washington Nationals baseball park in Washington, D.C. was likewise affected by the real estate downturn during the year as demand for new office and apartment space declined even in Washington, D.C. Our real estate management team wisely went back to the District of Columbia authorities with a request for a two-year extension on our permits for development of this property, which extension was just recently granted giving us until June, 2013 within which to commence construction on the first phase of this project.

Due to the decline in commercial real estate activity during the year, we scaled back our real estate staff and absorbed significant severance costs. We have ceased building any new buildings and will continue on the building sidelines until our existing inventory returns to more typical historical occupancy rates of 90% and above. For the coming year or years we will operate with a bare-bones staff as we seek to lease up our existing inventory and complete the development permitting efforts that have proven so vital to our development of increased shareholder value in the past.

Finally, as we look at our balance sheet, we remain very strong. At year end we had $15.8 million of cash and practically all of our thirty-seven million dollar revolver available. Our only debt consists of fully amortizing, non-recourse mortgages on 23 of our developed properties, totaling $76.2 million of debt with approximately $9 million of principal and interest payments due for fiscal 2010.

In conclusion, we remain financially conservative in our philosophy with a focus on building shareholder value over time with a constant preference in favor of cash flow and moderate leverage. As in prior years we will seek to improve our customer service to levels that qualify as first in class while remembering that our guiding purpose is to produce ever improving returns on our capital employed for the benefit of our shareholders. We thank you, our customers and our shareholders, for your continuing loyalty and confidence and, as always, we pay tribute and thanks to our talented and dedicated people without whom we could accomplish none of our goals.

Respectively yours,



Edward L. Baker
Chairman



John D. Baker II
President & Chief Executive Officer



OPERATING PROPERTIES

Transportation. During fiscal 2009, the Company's transportation group operated through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines). Tank Lines is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks.

Tank Lines operates from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Dalton, Macon and Savannah, Georgia; Knoxville, Tennessee; Montgomery, Alabama; and Wilmington, North Carolina.

At September 30, 2009, the transportation group owned and operated a fleet of 394 trucks and 516 trailers plus 2 additional trucks that were being prepared for sale. In August 2009 the Company sold its flatbed trucking company, SunBelt Transport,Inc. (SunBelt). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers and leased certain facilities.

During fiscal 2009, the transportation group purchased 24 new tractors and 4 trailers. In fiscal 2007 and 2008, the Company purchased 137 new tractors accelerating its normal tractor replacement cycle in response to stricter engine emission standards on new trucks. The fiscal 2010 capital budget includes 68 new tractors and 20 new trailers including binding commitments to purchase 65 tractors at September 30, 2009. Maintaining a modern fleet has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

Real Estate. The real estate group operates the Company's real estate and property development activities.

The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental; (ii) land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums; and (iii) land held for future appreciation or development.

At September 30, 2009, the Company owned 11 parcels of land containing 261 usable acres in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres. A total of 504,740 square feet existed on the property at the beginning of 2008 and it is 97% occupied. Construction of the final building with 66,398 square feet of office space was completed September 30, 2008. The addition of this as yet unoccupied building resulted in a decline in average occupancy from 97% to 86%.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Eight warehouse/office buildings, totaling 745,297 square feet, were in place at the beginning of 2009 and are 100% occupied. Construction of the ninth building with 148,425 warehouse/office space was completed in April 2009. The addition of this as yet unoccupied building resulted in a decline in average occupancy from 100% to 83%. The remaining 14 acres are available for future development and have the potential to offer an additional 210,230 square feet of comparable product.

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

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 71% leased.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 70% leased.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 8% leased. Chrysler and General Motors plant closings have reduced demand in this market. The remaining 8.8 acres are available for future development and have the potential to offer an additional 93,600 square feet of comparable product.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space, which is 100% leased.

11) Windlass Run Business Park in Baltimore County, Maryland contains 69,474 square feet of warehouse/office space completed September 30, 2008. The building is as yet unoccupied. This building is contained within a larger parcel containing approximately 42 acres when complete is estimated to include 519,824 square feet of total build-out.

Future Planned Developments. At September 30, 2009 the Company owned the following future development parcels:

1) Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. In July 2008, the Company entered into an agreement to sell the property. The purchase price for the property is $25,265,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies including government approvals and the closing may be two or more years away. The purchaser has placed non-refundable deposits of $1,000,000 under this contract in escrow. Preliminary approval for the development as originally contemplated under the agreement's pricing contingencies has now been received and the time for any appeals from that approval expired during the last days of July 2009.

2) Patriot Business Park, located in Prince William County, Virginia, is a 73 acre tract of land which is immediately adjacent to the Prince William Parkway providing access to I-66. The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. Land development efforts commenced in the summer of 2008 but were placed on hold in April 2009.

3) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company
(FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the outcome will be resolved within the next year.

4) Anacostia River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the recently opened Washington Nationals Baseball Park. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, the 5.8 acre tract is leased to a subsidiary of Vulcan Materials Company under a short-term lease. In May 2008, the Company received final approval from the Zoning Commission of the District of Columbia of its planned unit development application for the Company's 5.8 acre undeveloped waterfront site on the Anacostia River in Washington, D.C. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. In November 2009, the Company received a two-year extension for commencement of this project, moving the construction commencement date to June 2013. The Company sought this extension because of negative current market indications.

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

Real Estate Group Property Summary Schedule at September 30, 2009 (dollars in thousands)

		  	Encumb-	     Gross	       Net	         Date	      Revenue
County		  	rances	   Book Cost 	    Book Value	      Acquired      Fiscal 2009

Construction Aggregates
Alachua, FL	             	   $  1,442	    $  1,324	         4/86	       $  857
Clayton, GA		                369	         364	         4/86		   78
Fayette, GA	       	   	        685	         625	         4/86		  296
Lake, FL		     	        403	         257	         4/86		   59
Lee, FL		  	              4,696	       4,690	         4/86		  351
Monroe, GA		     	        792	         521	         4/86	        1,196
Muscogee, GA		     	        324	         117	         4/86		  148
Prince William. VA	       	        299	           0	         4/86		  139
Putnam, FL              	     15,034           11,002	         4/86	        1,501
	                      0	     24,044           18,900			        4,625
Other Rental Property
Wash D.C.			     14,778	      12,062             4/86		  746
Wash D.C.                             3,811            3,811	        10/97		   48
Putnam, FL		                321               18             4/86		    0
Spalding, GA                             20               20 	         4/86		    4
Lake, FL		  	      1,083	         115	         4/86		  100
Marion, FL	    	              1,184	         585	         4/86		  100
	                      0      21,197           16,611                              998
Commercial Property
Baltimore, MD	  	  2,351       4,280	       2,145	        10/89		  294
Baltimore, MD	  	  5,853	      7,372	       3,949	        12/91		1,323
Baltimore, MD	  	  2,005	      3,527	       2,581	         7/99  		  570
Baltimore, MD (1)             0	     17,589	      17,452	        12/02		    0
Duval, FL	              0	      2,945	         299	         4/86		  577
Harford, MD	  	  1,936	      3,857	       2,418             8/95		  755
Harford, MD	  	  3,455	      5,602	       3,979	         8/95		1,165
Harford, MD	  	  4,971	      6,750	       4,460	         8/95		1,348
Harford, MD	              0	      1,571	       1,571	         8/95		   62
Harford, MD	  	  3,668	     10,221	       8,077             8/95		1,557
Harford, MD	  	  2,829	     11,655	       9,984             8/95		  639
Howard, MD	  	  2,872	      7,223	       4,179	         9/88		  945
Howard, MD	  	  1,812	      3,395	       2,459	         3/00		  590
Anne Arun, MD	  	  1,822	      8,455	       4,092             9/88		1,044
Anne Arun, MD		 10,277	     14,005	      11,450	         5/98		2,087
Anne Arun, MD	  	  9,767	     12,287	      10,868	         8/04		1,763
Anne Arun, MD	  	  4,692	      5,900	       5,336             1/03		  601
Anne Arun, MD                 0         147              147	          n/a		   29
Anne Arun, MD                 0       7,465            7,201	         7/07		    0
Norfolk, VA	  	  6,522	      7,512	       6,400	        10/04   	  790
Prince Wil. VA	              0	     13,393	      13,393  	        12/05		    0
Newcastle Co. DE	 11,321	     12,781	      10,889	         4/04		1,133
Carroll, MD                   0	      5,643	       5,643	         3/08               0
                         76,153     173,575	     138,972	 	 	       17,272

Investment Property                   2,769            2,123              4/86    	   73
Brooksville Joint Venture             6,858            6,858	                          165

Grand Totals      	$76,153    $228,443         $183,464                          $23,133

(1)	121 acres of the 179+/- acre Bird River property is under contract for sale at $25,265, subject to certain adjustments.



Five Year Summary-Years ended September 30
(Amounts in thousands except per share amounts)

                        2009      2008      2007      2006      2005
Summary of Operations:
Revenues             $114,553   129,900   111,706   104,466    96,105
Gross profit         $ 29,324    30,049    29,076    24,960    20,910
Operating profit     $ 16,128    15,029    17,504    13,577    11,982
Interest expense     $  3,482     4,551     3,878     3,955     3,229
Income from continuing
 operations          $  7,908     8,919     8,983     5,919     5,662
Per Common Share:
Basic                $   2.60      2.94      2.97      1.99      1.92
Diluted              $   2.53      2.85      2.87      1.92      1.86
Discontinued
 Operations, net     $ (4,155)     (951)      522     2,159     1,947
Net income           $  3,753     7,968     9,505     8,078     7,609
Per Common Share:
Basic                $   1.23      2.63      3.15      2.71      2.58
Diluted              $   1.20      2.55      3.04      2.62      2.50

Financial Summary:
Current assets       $ 29,883    41,852    60,665    37,005    31,472
Current liabilities  $ 22,367    28,611    25,571    22,889    19,638
Property and
 equipment, net      $199,013   197,823   176,395   172,532   153,084
Total assets         $256,854   262,040   253,530   219,215   193,715
Long-term debt       $ 71,860    76,153    80,172    60,548    48,468
Shareholders' equity $142,408   137,355   130,461   118,052   107,901
Net Book Value
 Per common Share    $  46.64     45.20     42.76     39.20     36.39
Other Data:
Weighted average common
 shares - basic         3,041     3,033     3,022     2,980     2,950
Weighted average common
 shares - diluted       3,117     3,126     3,131     3,087     3,039
Number of employees       761     1,039     1,019       981       925
Shareholders of record    543       549       573       634       679

Quarterly Results (unaudited)
(Dollars in thousands except per share amounts)
	              First	     Second	     Third           Fourth
                  2009    2008    2009    2008    2009    2008    2009    2008

Revenues        $30,844  29,847  27,777  31,132  28,090  34,138  27,842  34,783
Gross profit    $ 7,324   7,058   6,926	  6,713   7,181   8,178   7,893   8,100
Income from continuing
 operations     $ 1,943   2,010   1,696   1,114   2,213   2,579   2,056   3,216
Discontinued
 operations, net$  (196)   (605)   (287)   (488) (2,615)    195  (1,057)    (53)
Net income      $ 1,747   1,405   1,409	    626    (402)  2,774     999   3,163
Earnings per common share:
 Income from continuing operations-
  Basic         $   .64     .66     .56     .37     .73     .85     .67    1.06
  Diluted       $   .63     .64     .54     .36     .71     .83     .66    1.03
 Discontinued operations-
  Basic         $ ( .06)   (.20)   (.10)   (.16)   (.86)    .07    (.34)   (.02)
  Diluted       $ ( .07)   (.19)   (.09)   (.16)   (.84)    .06    (.34)   (.01)
 Net income-
  Basic         $   .58     .46     .46     .21    (.13)    .92     .33    1.04
  Diluted       $   .56     .45     .45     .20    (.13)    .89     .32    1.02
Market price per common share(a):
    High        $ 80.90   98.57   75.00   93.00   86.51   92.00   83.99   83.16
    Low         $ 61.89   89.03   44.19   75.05   62.12   78.41   69.08   75.30

(a) All prices represent high and low daily closing prices as reported by The Nasdaq Stock Market.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

Patriot Transportation Holding, Inc. (the Company) is a holding company engaged in the transportation and real estate businesses.

The Company's transportation business, Florida Rock & Tank Lines, Inc. is engaged in hauling primarily petroleum and other liquid and dry bulk commodities in tank trailers.

The Company's real estate business is operated through two subsidiaries:
Florida Rock Properties, Inc. and FRP Development Corp. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The real estate owned generally falls into one of three categories: (i) land and/or buildings leased under rental agreements or being developed for rental;
(ii) land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company (Vulcan) under mining royalty agreements; and (iii) land held for future appreciation or development.

The Company may be considered a related party to Vulcan Materials Company (Vulcan). One director of the Company is employed by Vulcan and is related to
two other Company directors.   Those three directors own approximately 3% of
the stock of Vulcan and 45% of the stock of the Company. The Company derived 5.5% of its consolidated revenue from Vulcan in fiscal 2009.

Net income was $3,753,000 or $1.20 per diluted share in fiscal 2009, a decrease of 52.9% compared to $7,968,000 or $2.55 per diluted share in fiscal 2008. Net income for 2009 and 2008 included a loss on discontinued operations of $4,155,000 and $951,000 respectively, net of tax benefit, related to the operations and sale of the Company's flatbed trucking company, Sunbelt Transport, Inc. Net income for 2008 benefited from a gain on condemnation of land of $1,916,000, net of income taxes but was adversely impacted by the retirement benefits expense of $1,541,000, net of income tax benefits, for the Company's previous President and CEO, whose retirement was effective February 6, 2008.

Transportation. The Company generates transportation revenue by providing over the road hauling services for customers primarily in the petroleum products industry (Tank Lines). The majority of our petroleum products customers are major oil companies and convenience store chains, who sell gasoline or diesel fuel directly to the retail market.

Our customers generally pay for services based on miles driven. We also bill for other services that may include stop-offs and pump-offs. Additionally, we generally bill customers a fuel surcharge that relates to the fluctuations in diesel fuel costs.

Miles hauled and rates per mile are the primary factors impacting transportation revenue. Changes in miles or rates will affect revenue. Operating results are impacted by our ability to recover fuel surcharges from customers. In light of the volatility of fuel prices, it may be difficult for us to recover fuel surcharges from customers at levels that will allow us to maintain current levels of profitability. Tank Lines primarily engages in short-haul out-and-back deliveries and generally is paid for round trip miles (approximately 100 miles).

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

Gross profit from the leasing of developed buildings is expected to weaken from existing levels as our three new buildings brought into service recently continue to contribute no revenue (but now add their fair share of depreciation and maintenance expense) and expiring leases, if renewed, will entail rent concessions from the existing levels. Prospective tenants for vacant space are significantly fewer than in the past few years, competition for their contracts are more intense and rental rates continue to decline from existing levels.
The Company is not presently engaged in the construction of any new buildings.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2009:

                                             Total
Development          Location              Sq. feet     % Occupied

Hillside          Anne Arundel Co., MD      504,740        97.0%
Lakeside          Harford Co., MD           745,297       100.0%
Tudsbury          Baltimore Co., MD          86,100       100.0%
Dorsey Run        Howard Co., MD             85,100       100.0%
Rossville         Baltimore Co., MD         190,517       100.0%
Loveton           Baltimore Co., MD          30,006        76.3%
Oregon            Anne Arundel Co., MD      195,615        70.8%
Arundel           Howard Co., MD            162,796        70.1%
Interchange       New Castle Co., DE        303,006         8.1%
Azelea Garden     Norfolk, VA               188,093       100.0%
                                          2,491,270        83.7%
Buildings completed recently:

Hillside          September 30, 2008         66,398         0.0%
Windlass Run      September 30, 2008         69,474         0.0%
Lakeside          April 2009                148,425         0.0%
                                          2,775,567        75.1%

In addition to the completed buildings land is available at these parks to construct additional buildings at Lakeside Business Park (210,230 square feet), Windlass Run (450,300 square feet), and Interchange (93,600 square feet).

As of September 30, 2009, leases at our properties representing approximately 12%, 10% and 10% of the total square footage of buildings completed prior to September 2009 were scheduled to expire in fiscal year 2010, 2011 and 2012, respectively. There is currently vacant space in the portfolio. Leasing or renewing these spaces will be critical to future financial results.

We also own a portfolio of mineable land, a substantial portion of which is leased to Vulcan under long-term mining royalty agreements, whereby we are paid a percentage of the revenues generated from mined product sold or annual minimum rents. The mines primarily consist of construction aggregates, such as stone and sand, and calcium deposits.

Properties held for future development include:

Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. In July 2008, the Company entered into an agreement to sell the property. The purchase price for the property is $25,265,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies including government approvals and the closing may be two or more years away. The purchaser has placed non-refundable deposits of $1,000,000 under this contract in escrow. Preliminary approval for the development as originally contemplated under the agreement's pricing contingencies has now been received and the time for any appeals from that approval expired during the last days of July 2009.

Patriot Business Park, located in Prince William County, Virginia, is a 73-acre tract of land, which is immediately adjacent to the Prince William Parkway providing access to I-66. The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. Land development efforts commenced in the spring of 2008 but were placed on hold in April 2009.

Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $158,000 of such royalties in fiscal 2009 and $148,000 in fiscal 2008. Allocated depletion expense of $6,000 was included in real estate cost of operations for fiscal 2009. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2 million. Capital contributions of $1,500,000 have been made by each party as of September 30, 2009. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2009 includes a loss of $6,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. The Company currently expects that the outcome will be resolved within the next year.

The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the recently opened Washington Nationals Baseball Park. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, the 5.8 acre tract is leased to Vulcan Materials Company on a month-to-month basis. In May 2008, the Company received final approval from the Zoning Commission of the District of Columbia of its planned unit development application for the Company's 5.8 acre undeveloped waterfront site on the Anacostia River in Washington, D.C. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. In November 2009, the Company received a two-year extension for commencement of this project, moving the construction commencement date to June 2013. The Company sought this extension because of negative current market indications.

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

COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                Fiscal Years ended September 30
(dollars in thousands)     ___2009     %     _2008     %      2007     %

Transportation revenue     $ 81,570   89%    83,925   80%    77,836   87%
Fuel surcharges               9,850   11%    21,162   20%    11,530   13%

Revenues                     91,420  100%   105,087  100%    89,366  100%

Compensation and benefits    35,631   39%    37,921   36%    34,728   39%
Fuel expenses                14,777   16%    25,026   24%    16,434   18%
Insurance and losses          6,712    7%     8,553    8%     7,197    8%
Depreciation expense          6,502    7%     5,840    6%     5,468    6%
Other, net                    8,684   10%     9,986    9%     8,568   10%

Cost of operations           72,306   79%    87,326   83%    72,395   81%

Gross profit               $ 19,114   21%    17,761   17%    16,971   19%

Revenues 2009 vs 2008 - Transportation revenues were $91,420,000, a decrease of $13,667,000 or 13.0%. Revenue miles in the current year were down 7.0% principally due to lower demand for products hauled resulting from the economic environment. Excluding fuel surcharges, revenue per mile increased 4.3%. The average price paid per gallon of diesel fuel decreased by $1.43 or 39% over 2008 and fuel surcharge revenue decreased $11,312,000.

Revenues 2008 vs 2007 - Transportation revenues were $105,087,000, an increase of $15,721,000 or 17.6%. Revenue miles were up 4.1% reflecting improved driver manning and higher tractor count. Excluding fuel surcharges, revenue per mile increased 3.6%. The average price paid per gallon of diesel fuel increased by $1.16 or 46% over 2007 and fuel surcharge revenue increased $9,632,000.

Expenses 2009 vs 2008 - Transportation's cost of operations decreased $15,020,000 to $72,306,000 in 2009, compared to $87,326,000 in 2008. The
Transportation segment's cost of operations in 2009 was 79% versus 83% in 2008.
 Compensation and benefits decreased $2,290,000 or 6.0% in 2009 due to the decrease in miles driven. Fuel cost decreased $1,063,000 less than the decrease in fuel surcharge revenue due to less favorable recovery of fuel costs when the fuel price is lower. Insurance and losses decreased $1,841,000 due to the reduction in miles driven and reduced vehicle accident costs partially offset by higher health insurance claims. Other expense decreased $1,302,000 due to the higher gains on equipment sales, the decrease in miles driven, and other cost management.

Expenses 2008 vs 2007 - Transportation's cost of operations increased $14,931,000 to $87,326,000 in 2008, compared to $72,395,000 in 2007. Cost of operations in 2008 increased as a percent of revenue compared to 2007. Compensation and benefits increased $3,193,000 or 9.2% in 2008 due to pay increases and lower use of owner operators. Average fuel cost per gallon in 2008 increased 46% over 2007. This resulted in an increase in fuel cost which was fully offset by increased fuel surcharge revenue. Insurance and losses increased $1,356,000 primarily due to 2007 including a reduction of expense for changes in estimated prior year retained loss reserves along with $357,000 of prior year insurance recoveries. Other expense increased $1,418,000 due to $215,000 higher gains on equipment in 2007 along with an increase of $840,000 in vehicle tires and maintenance.


Real Estate
                                Fiscal Years ended September 30
(dollars in thousands)      ___2009     %      2008     %      2007     %

Royalties and rent          $  6,438   28%     7,812   31%    6,680    30%
Developed property rentals    16,695   72%    17,001   69%   15,660    70%

Total revenue                 23,133  100%    24,813  100%   22,340   100%

Mining and land rent expenses  2,439   11%     3,065   12%    1,731     8%
Developed property management 10,484   45%     9,460   38%    8,504    38%

Cost of operations            12,923   56%    12,525   50%   10,235    46%

Gross profit                $ 10,210   44%    12,288   50%   12,105    54%

Revenues 2009 vs 2008 - Real estate revenues decreased $1,680,000 or 6.8% in 2009 to $23,133,000. Lease revenue from developed properties decreased $306,000 or 1.8%. Royalties and rent decreased $1,374,000 or 17.6% due to reduced demand for mined tons.

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

Expenses 2009 vs 2008 - Real estate segment expenses increased to $12,923,000 in 2009, compared to $12,525,000 in 2008. Expenses related to developed properties increased $1,024,000 as a result of new buildings placed in service and severance costs. Mining and land rent expenses decreased $626,000 primarily due to capitalization of property taxes on property under development.

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

Consolidated Results

Gross Profit - Consolidated gross profit was $29,324,000 in 2009 compared to $30,049,000 in 2008, a decrease of 2.4%. Gross profit in the transportation segment increased $1,353,000 or 7.6% due to reduced vehicle accident costs, higher gains on equipment sales, increased revenue per mile, and cost management offsetting the reduced miles driven. Gross profit in the real estate segment decreased $2,078,000 or 16.9% due to reduced demand for mined tons, expenses related to new building additions and severance costs. Consolidated gross profit was $30,049,000 in 2008 compared to $29,076,000 in 2007, an increase of 3.3%.

Selling, general and administrative expense - Selling, general and administrative expenses for 2009 decreased $1,824,000 to $13,196,000. The fourth quarter of fiscal 2009 includes $900,000 for the impairment to estimated fair value of the corporate aircraft. The Company's decision to discontinue its use required adjustment to the lower values of the current economic environment. Fiscal 2008 included $2,503,000 accrual of retirement benefits for the Company's previous President and Chief Executive Officer.

Selling, general and administrative expenses in fiscal 2008 increased $3,448,000 to $15,020,000 compared to fiscal 2007. Fiscal year 2008 included $2,503,000 accrual of retirement benefits for the Company's previous President and CEO. In March 2008, a corporate aircraft was purchased increasing expense $548,000 in fiscal 2008. Payroll and payroll taxes increased $114,000 due to amounts paid to the Company's prior CFO who retired June 16, 2008 along with additional staffing and payroll taxes on stock option exercises. Estimated bad debt expense increased $106,000 primarily due to an increase in the estimate of the allowance for doubtful accounts. Audit and legal fees increased $40,000 due to various projects. Stock compensation expense excluding amounts associated with the Company's prior President and CEO decreased $219,000 due to reduced stock based compensation grants in recent years. SG&A expense was 11.6% of revenue for fiscal 2008 compared to 10.4% for fiscal 2007.

Gain from condemnation of land - Gain from condemnation of land was $3,111,000 in fiscal 2008 resulting from the taking by the Virginia Department of Transportation ("VDOT") of 28 acres on December 13, 2007. The Prince William County Property was purchased in December 2005 and the cost of the 28 acres taken by VDOT was $3,282,000.

Interest income and other - Interest income and other in fiscal 2009 decreased $793,000 due to lower cash balances, reduced interest rates, and a land sale of $170,000 in the prior year. Fiscal 2008 was $585,000 higher than 2007 due to higher cash balances and the land sale in fiscal 2008.

Interest expense - Interest expense for 2009 decreased $1,069,000 from the prior year due to higher capitalized interest costs. Interest expense for 2008 increased $673,000 compared to fiscal 2007 due to interest on mortgage debt incurred in July 2007 offset in part by higher capitalized interest costs.

Income taxes - Income tax expense for 2009 decreased $702,000 due to the lower earnings. Income tax expense for 2008 increased $739,000 due to higher earnings along with a higher effective tax rate of 38.2% versus 34.8%. The lower effective rate in 2007 was due to larger reductions in income tax reserves from the expiration of the statutes of limitations related to certain tax positions and finalization of a Federal income tax audit during the fourth quarter of fiscal 2007.

Income from continuing operations - Income from continuing operations was $7,908,000 or $2.53 per diluted share in fiscal 2009, a decrease of 11.3% compared to $8,919,000 or $2.85 per diluted share in fiscal 2008. Income from continuing operations in fiscal 2007 was $8,983,000 or $2.87 per diluted share.

Discontinued operations - The after tax loss from discontinued operations was $4,155,000 or $1.33 per diluted share in fiscal 2009 compared to $951,000 or $.30 per diluted share in fiscal 2008. Fiscal 2009 includes a loss on the sale of $2,316,000 after tax or $.74 per diluted share. Fiscal 2007 income from discontinued operations was $522,000 or $.17 per diluted share.

Net income - Net income was $3,753,000 or $1.20 per diluted share in fiscal 2009, a decrease of 52.9% compared to $7,968,000 or $2.55 per diluted share in fiscal 2008. Net income for 2009 and 2008 included a loss on discontinued operations of $4,155,000 and $951,000 respectively, net of tax benefit, for the operations and sale of the Company's flatbed trucking company, Sunbelt Transport, Inc. Net income for 2008 benefited from a gain on condemnation of land of $1,916,000, net of income taxes but was adversely impacted by the retirement benefits expense of $1,541,000, net of income tax benefits, for the Company's previous President and CEO, whose retirement was effective February 6, 2008. Diluted earnings per share decreased to $1.20 in fiscal 2009 from $2.55 in 2008, and were $3.04 in 2007.

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2009, the Company used cash provided by operating activities of continuing operations of $24,341,000, proceeds from the sale of plant, property and equipment of $1,181,000, proceeds from the exercise of employee stock options of $371,000, excess tax benefits from the exercise of stock options of $80,000 and cash balances to purchase $3,298,000 in transportation equipment, to expend $10,826,000 in real estate development, to invest $475,000 in the Brooksville Joint Venture and to make $4,019,000 scheduled principal payments on long-term debt. Cash provided by operating activities of discontinued operations was $632,000, proceeds from the sale of plant, property and equipment of discontinued operations was $1,055,000 and transportation equipment of discontinued operations was purchased for $1,017,000. Cash increased $8,025,000.

In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). The purchase price received for the tractors and trailers and inventories was a $1 million cash payment and the delivery of a Promissory Note requiring 60 monthly payments of $130,000 each including 7% interest, secured by the assets of the business conveyed. The Company retained all pre-closing receivables and liabilities. SunBelt has been accounted for as discontinued operations. All periods presented have been restated accordingly.

Cash flows from operating activities for fiscal 2009 were $2,674,000 higher than the same period last year primarily reflecting prepayment of fiscal 2009 insurance premiums in September 2008 along with a reduction in accounts receivable due to lower revenues and lower days sales outstanding.

Cash flows used in investing activities for fiscal 2009 were $21,832,000 lower than fiscal 2008 due to decreased purchases of equipment and land. Last year included $3,395,000 for the purchase of a corporate aircraft and $4,333,000 for the purchase of 118 acres in Carroll County, Maryland for future warehouse/office development.

Cash flows from financing activities for fiscal 2009 were $2,685,000 lower than fiscal 2008 due to an increase of $257,000 in mortgage principal payments, reduced stock options exercised by employees and the prior year including $4,388,000 for the repurchase of Company stock.

For fiscal 2008, the Company used cash provided by operating activities of $19,667,000, proceeds from the sale of plant, property and equipment of $6,763,000, proceeds from the exercise of employee stock options of $1,193,000, excess tax benefits from the exercise of stock options of $704,000 and cash balances to purchase $41,316,000 in property and equipment, to invest $525,000 in the Brooksville Joint Venture, to make $3,762,000 scheduled principal payments on long-term debt and to repurchase Company stock for $4,388,000.
Cash provided by operating activities of discontinued operations was $2,632,000, proceeds from the sale of transportation equipment for discontinued operations were $86,000 and transportation equipment of discontinued operations was purchased for $220,000. Cash decreased $19,166,000. Cash flows from operating activities for fiscal 2008 were $1,023,000 lower than 2007 due to cash payments of retirement benefits to the Company's prior President and CEO offset by lower cash payments on accounts payable and other current liabilities in 2008 primarily due to the timing of payments for equipment and materials. Cash flows used in investing activities for fiscal 2008 were $16,012,000 higher than fiscal 2007 primarily due to the purchase of a corporate aircraft and the purchase of 118 acres in Carroll County, Maryland for future warehouse/office development along with higher construction levels on the remainder of the portfolio. Cash flows from financing activities for fiscal 2008 were $28,921,000 lower than fiscal 2007 due to the repurchase of Company stock, increased mortgage payments, and the issuance of long-term debt and payments under the revolving credit agreement in 2007.

For fiscal 2007, the Company used cash provided by operating activities of $18,671,000, $35,178,000 from the issuance of long-term debt, $1,288,000 from the proceeds of sales of equipment and $1,858,000 from the exercise of stock options to purchase $17,096,000 in property and equipment, to invest $3,518,000 in the Brooksville Joint Venture, to reduce borrowings under its Revolver by $12,452,000 and to make $1,916,000 in scheduled principal payments on long-term debt. Cash provided by operating activities of discontinued operations was $4,651,000, proceeds from the sale of transportation equipment of discontinued operations were $384,000, and transportation equipment for discontinued operations was purchased for $258,000. Cash increased $26,790,000. Cash flows from operating activities were $550,000 higher than 2006 primarily due to lower income tax payments. Cash flows used in investing activities were $19,713,000 lower than 2006 due to the purchase in 2006 of property for future development and accelerated transportation equipment replacement in fiscal 2006. Cash flows from financing activities were $9,339,000 higher due to issuance of long-term debt offset by reduced borrowings under the Revolver.

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

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement which was renewed on October 1, 2008 to extend the term until December 31, 2013 and to amend the loan covenants. The Revolver contains limitations including limitations on paying cash dividends. During fiscal 2009 letters of credit in the amount of $8,737,000 were issued under the Revolver. As of September 30, 2009, $28,263,000 of the line was available for borrowing and $38,397,000 of consolidated retained earnings was available for the payment of dividends. The Company was in compliance with all covenants as of September 30, 2009.

The Company had $15,355,000 of irrevocable letters of credit outstanding at September 30, 2009. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development. During fiscal 2009 the Company faced increased fees at the annual renewal of its letters of credit. The Company issued replacement letters of credit through the Revolver to avoid increased fees.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. No shares were repurchased during fiscal 2009. During fiscal 2008 the Company repurchased 55,509 shares for $4,388,000. At September 30, 2009 the Company had $5,625,000 authorized for future repurchases of common stock.

The Company has committed to make an additional capital contribution of up to $500,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Related Parties).

The Virginia Department of Transportation took title to 28 acres of the Company's land on December 13, 2007 by filing a Certificate of Take and depositing with the Court $5,860,000. The Company received these funds in April 2008. A portion of these funds that were receivable were used to purchase replacement property in March 2008 and the Company intends to use the balance of the funds for general corporate purposes until the Company identifies and purchases replacement property under IRS involuntary conversion rules. On October 15, 2008 the Company agreed to total compensation for the condemnation of $6,414,000 resulting in an additional amount of $554,000 received February 2009.

The Company currently expects its fiscal 2010 capital expenditures to be approximately $17,773,000 ($7,251,000 for real estate development expansion, $10,522,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $11,165,000.

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

Property and Equipment and Intangible Assets. Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

                                         Years
Buildings and improvements                7-39
Revenue equipment                         7-10
Other equipment                           3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property and equipment and intangible assets for potential impairment. If this review indicated that the carrying amount of the asset may not be recoverable, the Company would estimate the fair value of the assets, generally using an estimate of the future cash flows expected with regards to the asset and its eventual disposition as the measure of fair value.
 If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the asset. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a development cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. Changes in estimates or assumptions could have an impact on the Company's financials.

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2009, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.


CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2009:
                                      Payments due by period
                                     Less than     1-3       3-5   More than
                                Total   1 year     years     years   5 years

Mortgages Including Interest $113,254    8,997    17,994    17,707    68,556
Operating Leases                1,189      330       486       373         -
Purchase Commitments            6,605    6,605         -         -         -
Other Long-Term Liabilities       695       81       139       132       343

Total obligations            $121,743   16,013    18,619    18,212    68,899

The Company has committed to make an additional capital contribution of up to $500,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Related Parties). The current plan forecasts $184,000 in fiscal 2010 which is not included in the table above. The additional commitment of $316,000 is not included in the forecast but may be spent as required.


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

These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate", "estimate", "plans", "projects", "continuing", "ongoing", "expects", "management believes", "the Company believes", "the Company intends" and similar words or phrases. The following factors and others discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: freight demand for petroleum products including recessionary and terrorist impacts on travel in the Company's markets; levels of construction activity in the markets served by our mining properties; fuel costs and the Company's ability to recover fuel surcharges; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations regarding the transportation industry; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible warehouse/office facilities in the Baltimore-Washington-Northern Virginia area; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

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


CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands except per share amounts)

                                           2009       2008       2007
Revenues:
  Transportation                        $ 91,420    105,087     89,366
  Real estate                             23,133     24,813     22,340
Total revenues (including revenue
 from related parties of $6,408,
 $8,004, and $8,257, respectively)       114,553    129,900    111,706

Cost of operations:
  Transportation                          72,306     87,326     72,395
  Real estate                             12,923     12,525     10,235
Total cost of operations                  85,229     99,851     82,630

Gross profit:
  Transportation                          19,114     17,761     16,971
  Real estate                             10,210     12,288     12,105
Total gross profit                        29,324     30,049     29,076

Selling, general and administrative
  expense                                 13,196     15,020     11,572

Operating profit                          16,128     15,029     17,504

Gain on condemnation of land                   -      3,111          -
Interest income and other                     90        883        298
Equity in loss of joint venture               (6)       (29)      (156)
Interest expense                          (3,482)    (4,551)    (3,878)

Income before income taxes                12,730     14,443     13,768
Provision for income taxes                 4,822      5,524      4,785
Income from continuing operations          7,908      8,919      8,983

Income from discontinued operations, net  (4,155)      (951)       522

Net income                              $  3,753      7,968      9,505

Earnings per common share:
 Income from continuing operations-
  Basic                                 $   2.60       2.94       2.97
  Diluted                               $   2.53       2.85       2.87
 Discontinued operations-
  Basic                                 $  (1.37)      (.31)       .18
  Diluted                               $  (1.33)      (.30)       .17
 Net Income-
  Basic                                 $   1.23       2.63       3.15
  Diluted                               $   1.20       2.55       3.04

Number of weighted average shares (in thousands) used in computing:
     - basic earnings per common share     3,041      3,033      3,022
     - diluted earnings per common share   3,117      3,126      3,131

See accompanying notes.


CONSOLIDATED BALANCE SHEETS - As of September 30
(In thousands, except share data)
                                                            2009        2008
Assets
Current assets:
  Cash and cash equivalents                              $ 15,803      7,778
  Accounts receivable (including related party of
   $336 and $357 and net of allowance for doubtful
   accounts of $110 and $176, respectively)                 5,286      8,690
  Accounts receivable from condemnation                         -        554
  Federal and state income taxes receivable                     -        590
  Notes receivable                                          1,158          -
  Inventory of parts and supplies                             616        813
  Deferred income taxes                                       104          -
  Prepaid tires on equipment                                1,211      1,304
  Prepaid taxes and licenses                                1,703      1,510
  Prepaid insurance                                         2,390      3,224
  Prepaid expenses, other                                      93         92
  Assets of discontinued operations                         1,519     17,297
          Total current assets                             29,883     41,852
Property and equipment, at cost:
  Land                                                     90,828     83,403
  Buildings                                               126,408    119,553
  Equipment                                                71,208     73,622
  Construction in progress                                    892      4,595
                                                          289,336    281,173
Less accumulated depreciation and depletion                90,323     83,350
                                                          199,013    197,823
Real estate held for investment, at cost                    6,933      6,918
Investment in joint venture                                 6,858      6,395
Goodwill                                                    1,087      1,087
Notes receivable                                            5,647          -
Unrealized rents                                            3,346      3,208
Other assets                                                4,087      4,757
Total assets                                             $256,854    262,040

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  2,822      6,933
  Federal and state income taxes payable                    2,355          -
  Accrued payroll and benefits                              4,945      5,164
  Accrued insurance                                         3,190      3,463
  Accrued liabilities, other                                1,102      1,224
  Long-term debt due within one year                        4,293      4,019
  Liabilities of discontinued operations                    3,660      7,808
           Total current liabilities                       22,367     28,611
Long-term debt, less current portion                       71,860     76,153
Deferred income taxes                                      15,679     15,227
Accrued insurance                                           2,995      3,158
Other liabilities                                           1,545      1,536
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,053,036 and 3,039,086
     shares issued and outstanding, respectively              305        304
  Capital in excess of par value                           35,858     34,540
  Retained earnings                                       106,226    102,473
  Accumulated other comprehensive income, net                  19         38
        Total shareholders' equity                        142,408    137,355
  Total liabilities and shareholders' equity             $256,854    262,040
See accompanying notes.


	CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30
(In thousands)

Cash flows from operating activities:                 2009     2008     2007

  Net income                                      $  3,753    7,968    9,505
  Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization          13,432   11,412   10,577
  Deferred income taxes                                235    4,812      (75)
  Equity in loss of joint venture                        6       29      156
  Gain on sale of equipment and real estate         (1,020)    (665)    (740)
  Gain on condemnation of land                           -   (3,111)       -
  Loss from discontinued operations, net of tax      4,155      951     (522)
  Stock-based compensation                             868    1,078    1,131
  Net changes in operating assets and liabilities:
   Accounts receivable                               4,548   (1,085)     647
   Inventory of parts and supplies                     197     (102)     104
   Prepaid expenses and other current assets           733   (1,905)  (1,832)
   Other assets                                       (155)    (341)  (1,407)
   Accounts payable and accrued liabilities         (4,612)   3,391      216
   Income taxes payable and receivable               2,355   (1,076)     682
   Long-term insurance liabilities and other
    long-term liabilities                             (154)  (1,689)     229
  Net cash provided by operating activities of
    continuing operations                           24,341   19,667   18,671
  Net cash provided by operating activities of
    discontinued operations                            632    2,632    4,651
  Net cash provided by operating activities         24,973   22,299   23,322

Cash flows from investing activities:
  Purchase of transportation group property
   and equipment                                    (3,298) (17,124)  (7,943)
  Purchase of real estate group property
   and equipment                                   (10,826) (24,192)  (9,153)
  Investment in joint venture                         (475)    (525)  (3,518)
  Proceeds from the disposal of property,
   plant and equipment                               1,181    6,763    1,288
  Net cash used in investing activities of
    continuing operations                          (13,418) (35,078) (19,326)
  Net cash provided by (used in) investing
    activities of discontinued operations               38     (134)     126
  Net cash used in investing activities            (13,380) (35,212) (19,200)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt               -        -   35,178
  Net (decrease) increase in revolving debt              -        -  (12,452)
  Repayment of long-term debt                       (4,019)  (3,762)  (1,916)
  Repurchase of Company stock                            -   (4,388)       -
  Excess tax benefits from exercises of stock
   options and vesting of restricted stock              80      704      857
  Exercise of employee stock options                   371    1,193    1,001
  Net cash (used in) provided by
   financing activities of continuing operations    (3,568)  (6,253)  22,668

Net increase (decrease) in
  cash and cash equivalents                          8,025  (19,166)  26,790
Cash and cash equivalents at beginning of year       7,778   26,944      154

Cash and cash equivalents at end of year          $ 15,803    7,778   26,944


Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest, net of capitalized amounts         $  3,482    4,565    3,908
     Income taxes                                 $  4,077    2,274    3,760

The Company recorded a non-cash transaction for notes receivable from the sale of its flatbed trucking company, Sunbelt Transport, Inc. for $6,890 in August 2009. The Company recorded a non-cash transaction for accounts receivable from condemnation in the amount of $554 in fourth quarter of fiscal 2008.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY - Years ended September 30
(In thousands, except share amounts)
                                                                   Accumu-
                                                                   lated
                                                                   Other
                                                                   Compre-   Total
                                             Capital in            hensive   Share
                               Common Stock   Excess of   Retained Loss, net Holders
                               Shares Amount  Par Value   Earnings of tax    Equity
Balance at October 1, 2006    3,011,629  301     29,169     88,582          118,052

  Exercise of stock options      35,935    4        994                         998
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  857                         857
  Stock option compensation                         526                         526
  Shares granted to Directors     4,500             387                         387
  Restricted stock forfeitures   (1,000)
  Restricted stock expense                          221                         221
  Net income                                                 9,505            9,505
  Minimum pension liability,
    net of $108 tax                                                   (173)    (173)
  Net actuarial gain retiree
    health net of $55 tax                                               88       88

Balance at September 30, 2007 3,051,064  305     32,154    $98,087  $  (85) 130,461

  Exercise of stock options      39,531    4      1,189                       1,193
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  704                         704
  Stock option compensation                         477                         477
  Restricted stock expense                          206                         206
  Shares granted to Directors     5,000    1        395                         396
  Restricted stock forfeitures   (1,000)
  Shares purchased and cancelled(55,509)  (6)      (585)    (3,798)          (4,389)
  Adoption of FIN48                                            216              216
  Net income                                                 7,968            7,968
  Minimum pension liability,
    net of $74 tax                                                     118      118
  Net actuarial gain retiree
    health net of $3 tax                                                 5        5

Balance at September 30, 2008 3,039,086 $304    $34,540   $102,473     $38 $137,355

Exercise of stock options        10,550    1        370                         371
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                   80                          80
  Stock option compensation                         381                         381
  Restricted stock expense                          193                         193
  Shares granted to Directors     4,000             294                         294
  Restricted stock forfeitures     (600)
  Net income                                                 3,753            3,753
  Minimum pension liability,
    net of $5 tax                                                        9        9
  Net actuarial loss retiree
    health net of $17 tax                                              (28)     (28)

Balance at September 30, 2009 3,053,036 $305    $35,858   $106,226     $19 $142,408

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)
                                           2009       2008       2007
Net income                              $  3,753      7,968      9,505
Other comprehensive income, net of tax:
 Actuarial gain retiree health               (28)         5          -
 Minimum pension liability                     9        118      ( 173)
Comprehensive income                    $  3,734      8,091      9,332
See accompanying notes.


NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - Patriot Transportation Holding, Inc. (Company) is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through its subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines). Tank Lines is a Southeastern transportation company concentrating in the hauling by motor carrier of primarily petroleum related bulk liquids and dry bulk commodities. The Company's real estate group, through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate that is leased under mining royalty agreements or held for investment.

RECLASSIFICATIONS - Certain reclassifications due to a discontinued operation (see note 16) have been made to 2007 and 2008 financials to conform to the presentation adopted in 2009.

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

Real estate rental revenue and mining royalties are generally recognized when earned under the leases. Rental income from leases with scheduled increases or other incentives during their term is recognized on a straight-line basis over the term of the lease. Reimbursements of expenses, when provided in the lease, are recognized in the period that the expenses are incurred.

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

The Company recorded depreciation and depletion expenses for 2009, 2008 and 2007 of $12,764,000, $10,708,000, and $9,962,000, respectively.

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

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an allocation of internal costs associated with development of real estate investments. The cost of routine repairs and maintenance to property and equipment is expensed as incurred.

INVESTMENTS - The Company uses the equity method to account for its investment in Brooksville, in which it has a voting interest of 50%. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage of $250,000 per covered participant per year plus a $53,000 aggregate. The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Claims paid by the Company are charged against the liability. Additionally, the Company maintains an accrued liability for incurred but not reported claims based on historical analysis of such claims. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued.

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

STOCK BASED COMPENSATION - The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The straight-line attribution model is used to measure compensation expense. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact is discussed in Footnote 7.

PENSION PLAN - The Company accounts for its pension plan following the requirements of FASB ASC Topic 715, "Compensation - Retirement Benefits", which requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance.

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

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives and salvage values of our vehicles and equipment, provisions for uncollectible accounts receivable and collectability of unrealized rents, estimates of exposures related to our insurance claims plans, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

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

NEW ACCOUNTING PRONOUNCEMENTS - In September 2006, the FASB issued an accounting standard related to fair value measurements which defined fair value, established a framework for measuring fair value in generally accepted accounting principles (GAAP), and expanded disclosures requirements about fair value measurements. Adoption of this standard is limited to financial assets and financial liabilities, which primarily applies to the valuation of our long term mortgage debt. The Company deferred adoption of the accounting standard related to fair value measurements for the Company's non-financial assets and non-financial liabilities until October 1, 2009 and management believes that the adoption will only require additional disclosure on the fair value of its goodwill, asset retirement obligations, and long-term mortgages and as such will not have a material impact on the consolidated financial results of the Company. This accounting standard was subsequently codified into ASC Topic 820, "Fair Value Measurements and Disclosures". The Company adopted the applicable provisions on October 1, 2008 and its adoption had no affect on consolidated financial results of the Company.

In February 2007, the FASB issued a standard which permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings. The fair value option (a) may be applied instrument by instrument, (b) is irrevocable, and (c) is applied to entire instruments and not to portions of instruments. This accounting standard was subsequently codified into ASC Topic 825, "Financial Instruments". The Company adopted this guidance on October 1, 2008 and, as of this time, has not elected to measure financial instruments and other items at fair value that were not required to be measured at fair value under other generally accepted accounting principles.

In December 2007 the FASB issued a standard that requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination.
The guidance was subsequently codified into ASC Topic 805, "Business Combinations", and applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The impact of ASC Topic 805 on the consolidated financial statements will depend upon the nature, terms and size of the acquisitions consummated after the effective date.

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard was subsequently codified into ASC Topic 855 "Subsequent Events" and is effective for interim or annual financial periods ending after June 15, 2009. We adopted the provisions of ASC 855 on issuance and it had no material impact on our consolidated financial statements. (See
Note 17 Subsequent Events)

In June 2009, the FASB issued an accounting standard which provides for the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The standard is included in ASC Topic 105 "Generally Accepted Accounting Principles". The Codification did not change GAAP but reorganizes the literature. The adoption of the FASB Codification as of September 30, 2009 did not have any impact on the Company's consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, "Fair Value Measurements and Disclosures: Measuring Liabilities at Fair
Value". This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance. The adoption of ASU 2009-05 did not have any impact on the Company's consolidated financial statements.


2.	Transactions with Related Parties.

The Company may be considered a related party to Vulcan Materials Company (Vulcan). One director of the Company is employed by Vulcan and is related to
two other Company directors.   Those three directors own approximately 3% of
the stock of Vulcan and 45% of the stock of the Company.

The Company, through its transportation subsidiaries, hauls commodities by tank trucks for Vulcan. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to Vulcan.

A summary of revenues derived from Vulcan follows (in thousands):

                                    2009          2008         2007
Transportation                   $ 1,659         1,952        2,171
Real estate                        4,591         6,052        6,086
                                 $ 6,250         8,004        8,257

The Company outsourced certain functions to Vulcan in prior years, including some administrative, and property management functions. The cost of these administrative services was $45,000 in 2008 and $191,000 in 2007.

On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $158,000 of such royalties in fiscal 2009 and $148,000 in fiscal 2008. Allocated depletion expense of $6,000 was included in real estate cost of operations for fiscal 2009. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2 million. Capital contributions of $1,500,000 have been made by each party as of September 30, 2009. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2009 includes a loss of $6,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain.

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


3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2009       2008
Revolving credit (uncollateralized)   $     -          -
5.6% to 8.6% mortgage notes,
  due in installments through 2027     76,153     80,172
                                       76,153     80,172
Less portion due within one year        4,293      4,019
                                      $71,860     76,153

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2009 is: 2010 - $4,293,000; 2011 - $4,588,000; 2012
- $4,902,000; 2013 - $5,239,000; 2014 - $5,308,000; 2015 and subsequent years -
$51,823,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement with three banks, which matures on December 13, 2013. The Revolver bears interest at a rate of 1.00% over the selected LIBOR, which may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains limitations on availability and restrictive covenants including limitations on paying cash dividends. During fiscal 2009 letters of credit in the amount of $8,737,000 were issued under the Revolver. As of September 30, 2009, $28,263,000 was available for borrowing and $38,397,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2009.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $80,656,000 at September 30, 2009. Certain properties having a carrying value at September 30, 2009 of $98,000 are encumbered by $1,300,000 of industrial revenue bonds that are the liability of Vulcan. Vulcan has agreed to pay such debt when due (or sooner if Vulcan cancels its lease of such property) and further has agreed to indemnify and hold harmless the Company.

During fiscal 2009, 2008 and 2007 the Company capitalized interest costs of $1,707,000, $890,000 and $849,000, respectively.

The Company had $15,355,000 of irrevocable letters of credit outstanding at September 30, 2009. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development.


4.	Leases.

At September 30, 2009, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 24,044
Commercial property                          194,772
                                             218,816
Less accumulated depreciation and depletion   44,333
                                            $174,483

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2009 are as follows: 2010 - $13,389,000; 2011 - $11,488,000; 2012 - $10,026,000; 2013 - $8,235,000; 2014 - $7,091,000; 2015 and
subsequent years $28,053,000.


5. Preferred Shareholder Rights Plan.

On May 5, 1999, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was payable on June 2, 1999. The Rights expired on September 30, 2009 and are no longer exercisable.


6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

                                             Years Ended September 30
                                            2009        2008         2007
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            3,041       3,033        3,022

Common shares issuable under share
 based payment plans which are
 potentially dilutive                           76          93          109

Common shares used for diluted
 earnings per common share                   3,117       3,126        3,131

Net income                                 $ 3,753       7,968        9,505

Earnings per common share
  Basic                                      $1.23        2.63         3.15
  Diluted                                    $1.20        2.55         3.04

For 2009 and 2008, 28,000 and 10,000 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. For 2007, all outstanding stock options were included in the calculation of diluted earnings per common share because the sum of the hypothetical amount of future proceeds from the exercise price, unrecorded compensation, and tax benefits to be credited to capital in excess of par for all grants of stock options were lower than the average price of the common shares, and therefore were dilutive. For 2009, 2008 and 2007, all outstanding restricted shares were included in the calculation of diluted earnings per common share because the unrecorded compensation and tax benefits to be credited to capital in excess of par for all awards of restricted stock were lower than the average price of the common shares, and therefore were dilutive.


7. Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Options awarded to directors are exercisable immediately and options awarded to officers and employees become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. In February 2006, 15,960 shares of restricted stock were granted subject to forfeiture restrictions, tied to continued employment, that lapse 25% annually beginning on January 1, 2007. The number of common shares available for future issuance was 241,000 at September 30, 2009.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 37% and 53%, risk-free interest rate of 3.1% to 4.9% and expected life of 6.0 to 7.0 years.

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

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

                                                      Years Ended September 30
                                                    2009        2008        2007

Stock option grants                               $  381         315         525
Restricted stock awards granted in 2006              193         206         221
Annual non-employee Director stock award             294         395         388
Shares purchased in connection with previous
  CEO retirement                                       -         162           -
Modification to accelerate prior awards made
  in connection with CEO retirement                    -         216           -
                                                     868       1,294       1,134
Deferred income tax benefit                          333         497         436
Stock compensation net of tax expense             $  535         797         698


A summary of changes in outstanding options is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Exercise  Remaining  Grant Date
                        Shares    Price     Term (yrs) Fair Value
Options                                                  (000's)
Outstanding at
 October 1, 2006        304,746     $31.03       6.9     $ 4,760
  Granted                     0     $    0               $     0
  Exercised             (35,935)    $27.76               $   500
  Forfeited              (2,200)    $37.70
Outstanding at
 September 30, 2007     266,611     $31.42       5.9     $ 4,221
  Granted                10,000     $86.24               $   369
  Exercised             (39,531)    $30.17               $   588
  Forfeited              (5,000)    $43.50
Outstanding at
 September 30, 2008     232,080     $33.73       5.0     $ 3,900
  Granted                18,000     $74.43               $   556
  Exercised             (10,550)    $35.20               $   180
  Forfeited              (1,600)    $39.84
Outstanding at
 September 30, 2009     237,930     $36.70       4.5     $ 4,246
Exercisable at
 September 30, 2009     204,030     $31.17       3.8     $ 3,235

Vested during
 Twelve months ended
 September 30, 2009      13,200                          $   291


The following table summarizes information concerning stock options outstanding at September 30, 2009:

                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$34.01 - $51.00                7,900            43.50        5.2
$51.01 - $76.00               18,000            74.43        9.8
$76.01 - $87.00                8,000            86.24        8.7
                              33,900           $70.01        8.5 years
Exercisable:
$15.00 - $23.00               70,380            19.69        2.3
$23.01 - $34.00               81,000            29.75        3.9
$34.01 - $51.00               41,650            44.36        5.3
$51.01 - $76.00                9,000            60.40        5.8
$76.01 - $87.00                2,000            86.24        8.7
                             204,030           $31.17        3.8 years
Total                        237,930           $36.70        4.5 years

The aggregate intrinsic value of exercisable in-the-money options was $9,067,000 and the aggregate intrinsic value of outstanding in-the-money options was $9,341,000 based on the market closing price of $75.50 on September 30, 2009 less exercise prices. Gains of $494,000 were realized by option holders during the twelve months ended September 30, 2009. The realized tax benefit from options exercised for the twelve months ended September 30, 2009 was $190,000. Total compensation cost of options granted but not yet vested as of September 30, 2009 was $828,000, which is expected to be recognized over a weighted-average period of 2.0 years. Fiscal 2008 included stock compensation expense of $180,000 related to the modification to accelerate the vesting of 4,000 shares in connection with the retirement benefits for John E. Anderson, the Company's previous President and CEO, whose retirement was effective February 6, 2008.

A summary of changes in restricted stock awards is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Grant     Remaining  Grant Date
                        Shares    Price     Term (yrs) Fair Value
Restricted Stock                                         (000's)
Outstanding at
 September 30, 2006      15,600     $63.64       3.3     $   993
  Granted                     0                          $     0
  Vested                 (3,800)    $63.65               $   242
  Forfeited              (1,000)    $63.54                    64
Outstanding at
 September 30, 2007      10,800     $63.65       2.3     $   687
  Granted                     0                          $     0
  Vested                 (3,600)    $63.65               $   229
  Forfeited              (1,000)    $63.54                    63
Outstanding at
 September 30, 2008       6,200     $63.67       1.3     $   395
  Granted                     0                          $     0
  Vested                 (3,050)    $63.67               $   194
  Forfeited                (600)    $63.54               $    38
Outstanding at
 September 30, 2009       2,550     $63.70        .3     $   163

Total compensation cost of restricted stock granted but not yet vested as of September 30, 2009 was $51,000 which is expected to be recognized over a weighted-average period of 3 months. Fiscal 2008 included stock compensation expense of $36,000 related to the modification to accelerate the vesting of 400 shares in connection with retirement benefits for John E. Anderson, the Company's previous President and CEO, whose retirement was effective February 6, 2008.


8. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2009          2008         2007
Current:
  Federal                   $3,800           440        3,856
  State                        777           350          950
                             4,577           790        4,806
Deferred                       245         4,734          (21)

  Total                     $4,822         5,524        4,785

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           2009	       2008	   2007
Amount computed at statutory
  Federal rate                           $4,359       4,951       4,697
State income taxes (net of Federal
  income tax benefit)                       541         607         604
Other, net                                  (78)        (34)       (516)
Provision for income taxes               $4,822       5,524       4,785

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):
                                            2009       2008
Deferred tax liabilities:
 Property and equipment                  $15,819     15,439
 Depletion                                   421        417
 Unrealized rents                          1,285      1,232
 Prepaid expenses                          1,675      2,012
  Gross deferred tax liabilities          19,200     19,100
Deferred tax assets:
 Insurance liabilities                     2,238      2,385
 Employee benefits and other               1,387      1,375
  Gross deferred tax assets                3,625      3,760
Net deferred tax liability               $15,575     15,340

The Company adopted the provisions of ASC 740-10 on October 1, 2007. As a result, the Company recognized a $216,000 reduction in the liability for unrecognized tax benefits, which was accounted for as an increase to retained earnings. As of October 1, 2007 there was $337,000 of unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate. Interest and penalties of $200,000 was reflected as a component of the total liability at October 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

                                                     2009     2008

Balance at October 1                                 $372      537
Reductions due to lapse of statute of limitations    (135)    (165)
Balance at September 30                               237      372

As of September 30, 2009 there was $175,000 of unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate. Interest and penalties of $62,000 was reflected as a component of the total liability at September 30, 2009. The Company expects a decrease in the liability of up to $154,000 for uncertain tax positions during the next 12 months. The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.


9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $760,000 in 2009, $828,000 in 2008 and $843,000 in 2007.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2009, 2008 and 2007 was $136,000, $191,000 and $365,000, respectively. The accrued benefit under this plan as of September 30, 2009 and 2008 was $1,017,000 and $952,000 respectively. On December 5, 2007, the board of directors approved certain retirement benefits for John E. Anderson, the Company's previous President and Chief Executive Officer who retired effective February 6, 2008. Upon Mr. Anderson's retirement, the Company paid him $1,331,000 for his GAAP accrued benefit under the MSP.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for the Company. The plan is contributory and unfunded. The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan as of September 30, 2009 and 2008 was $308,000 and $333,000, respectively. The net periodic postretirement benefit cost was $(1,000), $13,000 and $16,000 for fiscal 2009, 2008, and 2007, respectively.
The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 6.75% for 2009, 6.0% for 2008 and 6.0% for 2007. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 5.5% for 2009, 6.75% for 2008 and 6.0% for 2007. No medical trend is applicable because the Company's share of the cost is frozen.


10. Business Segments.

The Company has identified two business segments, each of which is managed separately along product lines. The Company's operations are substantially in the Southeastern and Mid-Atlantic states.

The transportation segment hauls primarily petroleum related bulk liquids and dry bulk commodities by motor carrier. The real estate segment owns real estate of which a substantial portion is under mining royalty agreements or leased. The real estate segment also holds certain other real estate for investment and is developing commercial and industrial properties.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

                                            2009	 2008	     2007
Revenues:
  Transportation                        $ 91,420      105,087      89,366
  Real estate                             23,133       24,813      22,340
                                        $114,553      129,900     111,706
Operating profit:
  Transportation                        $ 10,924        9,479       8,845
  Real estate                             10,210       12,288      12,105
  Corporate expenses
    Allocated to transportation           (1,617)      (1,665)     (1,711)
    Allocated to real estate              (1,377)      (1,200)     (1,194)
    Unallocated                           (2,012)      (3,873)       (541)
                                          (5,006)      (6,738)     (3,446)
                                        $ 16,128       15,029      17,504

Interest expense:
  Real estate                           $  3,482        4,551       3,878

Capital expenditures:
  Transportation                        $  3,298       17,124       7,943
  Real estate                             10,826       24,192       9,153
                                        $ 14,124       41,316      17,096
Depreciation, depletion and
amortization:
  Transportation                        $  6,670        6,036       5,663
  Real estate                              5,215        4,881       4,677
  Other                                    1,558          504         237
                                        $ 13,443       11,421      10,577

Identifiable assets at September 30:
  Transportation                        $ 43,229       45,214      35,335
  Discontinued Transportation Operations   1,519       17,297      20,766
  Real estate                            192,461      187,239     168,587
  Cash                                    15,803        7,778      26,944
  Unallocated corporate assets             3,842        4,512       1,898
                                        $256,854      262,040     253,530


11. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 is for quoted prices in active markets for identical assets or liabilities. Level 2 is inputs that are derived principally from or corroborated by observable market data. Level 3 Inputs are those that are unobservable and significant to the overall fair value measurement.

The following table summarizes the Company's assets and liabilities measured at fair value as required by FASB ASC Topic 820 - "Fair Value Measurements and Disclosures", as of September 30, 2009 (in thousands):

                          Fair Value Measurements as of September 30, 2009
                           Quoted   Significant
                         Prices in     Other       Significant
                           Active    Observable    Unobservable    Total
                          Markets      Inputs         Inputs     Fair Value
                         (Level 1)    (Level 2)     (Level 3)   Measurements
Assets:
  Notes Receivable        $     -      $ 6,805       $     -      $ 6,805
  Corporate Aircraft            -        1,850             -        1,850
                          $     -      $ 8,655       $     -      $ 8,655
Liabilities:
  Mortgage Notes          $     -      $72,750       $     -      $72,750
                          $     -      $72,750       $     -      $72,750

At September 30, 2009 and 2008, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items. The fair value of the note receivable is based on the terms of the sale agreement as described in Note 16 Discontinued Operations. The fair value of the aircraft is based on similar assets in the current market. The fourth quarter of fiscal 2009 includes $900,000 for the impairment to estimated fair value of the corporate aircraft. The Company's decision to discontinue its use required adjustment to the lower values of the current economic environment. The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2009, the carrying amount and fair value of such other long-term debt was $76,153,000 and $72,750,000, respectively. At September 30, 2008, the carrying amount and fair value of other long-term debt was $80,172,000 and $78,839,000, respectively.


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


13. Commitments.

The Company, at September 30, 2009, had entered into various contracts to develop real estate with remaining commitments totaling $397,000, and to purchase transportation equipment for approximately $6,208,000. The Company has committed to make an additional capital contribution of up to $500,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with Vulcan. In July 2008, the Company entered into an agreement to sell the Windlass Run Residential property. Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. The purchase price for the property is $25,265,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies, including the satisfactory completion of the buyer's inspection period and additional government approvals, and closing may be two or more years away.
The cost of the property of $5,674,000 was reclassified on the balance sheet from Land to Real estate held for investment in fiscal 2008.


14. Concentrations.

The transportation segment primarily serves customers in the industries in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or these industries could have an adverse effect on our financial statements.

During fiscal 2009, the transportation segment's ten largest customers accounted for approximately 63.6% of the transportation segment's revenue. One of these customers accounted for 24.7% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income. Accounts receivable from the transportation segment's ten largest customers was $2,578,000 and $4,402,000 at September 30 2009 and 2008 respectively.

The Company places its cash and cash equivalents with high credit quality institutions. At times such amounts may exceed FDIC limits.


15. Previous CEO Retirement.

On December 5, 2007, the board of directors approved certain retirement benefits for John E. Anderson, the Company's previous President and Chief Executive Officer effective February 6, 2008. Upon Mr. Anderson's retirement, the Company paid him $4,851,000 for his accrued benefit under the Management Security Plan, the fair value of his outstanding stock options and restricted stock and an additional bonus. The total impact of these payments on the Company's earnings for fiscal 2008 was $2,503,000 before taxes which is included in selling, general, and administrative expense primarily in the three months ended December 31, 2007. On December 5, 2007, the Company's Board of Directors elected John D. Baker II to succeed Mr. Anderson as President and Chief Executive Officer. The following tables detail the expense incurred and payments made (in thousands):

Expenses
Additional bonus paid in cash                        $2,125
Repurchase of vested options and stock at 20 day
 average market value per agreement which exceeded
 the closing price on the date of repurchase            162
Accelerated vesting of options                          180
Accelerated vesting of restricted stock                  36
Total expense ($2,371 in quarter ended 12/31/07)     $2,503

Payments
Total expense                                        $2,503
Previously accrued benefit MSP Retirement Plan        1,331
Gain on vested stock options repurchased                999
Restricted shares vested 1/1/08 repurchased              18
Total payments                                       $4,851


16. Discontinued Operations.

In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers, leased the SunBelt terminal facilities in Jacksonville, Florida for 36 months at a rental of $5,000 per month and leased the terminal facilities in South Pittsburgh, Tennessee for 60 months at a rental of $5,000 per month with an option to purchase the Tennessee facilities at the end of the lease for payment of an additional $100,000. The South Pittsburgh lease was recorded as a sale under bargain purchase accounting. The purchase price received for the tractors and trailers and inventories was a $1 million cash payment and the delivery of a Promissory Note requiring 60 monthly payments of $130,000 each including interest at 7%, secured by the assets of the business conveyed. In the quarter ending September 30, 2009 the Company recognized $283,000 in severance costs related to a change-in-control agreement triggered by the sale of SunBelt. The Company retained all pre-closing receivables and liabilities.

SunBelt has been accounted for as discontinued operations in accordance with ASC Topic 205-20 Presentation of Financial Statements - Discontinued
Operations.   All periods presented have been restated accordingly.

A summary of discontinued operations is as follows:

                                2009     2008     2007

Revenue                      $21,250   42,149   42,576
Operating expenses            24,149   43,694   41,728
Loss on sale before taxes     (3,760)       -        -
Income (loss) before taxes    (6,749)  (1,545)     848
Income taxes                   2,594      594     (326)
Income (loss) from
  discontinued operations    $(4,155)    (951)     522

The components of the balance sheet are as follows:

			                September 30,   September 30,
                                             2009            2008

Accounts receivable                      $    142           3,084
Inventories                                     -              78
Prepaid expenses                                -           1,146
Other assets                                    1              52
Deferred income taxes                       1,249               -
Property and equipment, net                   127          12,937
Assets of discontinued operations        $  1,519          17,297

Accounts payable                         $    243             730
Accrued payroll and benefits                  140             697
Accrued liabilities, other                     73              68
Insurance liabilities                       3,204           2,721
Deferred income taxes                           -           3,592
Liabilities of discontinued operations   $  3,660           7,808


17. Subsequent Events.

Subsequent events have been evaluated and disclosed herein relating to events that have occurred from October 1, 2009 through the date we issued these financial statements, December 2, 2009.


Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2009, the Company's internal control over financial reporting is effective.


Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors
Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2009, and 2008, and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for years ended September 30, 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years ended September 30, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

December 2, 2009
Savannah, Georgia


DIRECTORS AND OFFICERS

Directors

John D. Baker II (1)
President and Chief Executive
Officer of the Company

Edward L. Baker (1)
Chairman of the Board of the Company
and Former Chairman of the Board of
Florida Rock Industries, Inc.

John E. Anderson
Former President and Chief Executive
Officer of Patriot Transportation Holding, Inc.

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

James H. Winston (3)
President of LPMC of Jax, Inc. and
Citadel Life & Health Insurance Co.

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


Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 3, 2010, at the St. Joe Company building, 245 Riverside Avenue, Jacksonville, Florida, 32202.


Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY  10038

Telephone:  1-800-937-5449




General Counsel

Fowler White Boggs P.A.
Jacksonville, Florida


Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP
Savannah, Georgia


Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)


Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2009 as filed with the Securities and Exchange Commission by writing to the Treasurer at 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202.
 The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


Company Website

The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.