Form 10-K, Exhibit 13
period 2010-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2010-12-03
CIK 844059

Annual Report 2010
CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Amounts in thousands except per share amounts)
                                                                %
                                          2010      2009     Change

Revenues                                $111,338  114,553      (2.8)
Operating profit                        $ 14,503   16,128     (10.1)
Income from continuing operations       $  7,056    7,908     (10.8)
Discontinued operations, net            $    315   (4,155)    107.6
Net income                              $  7,371    3,753      96.4

Per common share:
 Income from continuing operations:
  Basic                                 $   2.31     2.60     (11.2)
  Diluted                               $   2.25     2.53     (11.1)
 Discontinued operations:
  Basic                                 $   0.10    (1.37)    107.3
  Diluted                               $   0.10    (1.33)    107.5
 Net income:
  Basic                                 $   2.41     1.23      95.9
  Diluted                               $   2.35     1.20      95.8

Total Assets                            $257,712  256,854       0.3
Total Debt                              $ 71,860   76,153      (5.6)
Shareholders' Equity                    $152,056  142,408       6.8
Common Shares Outstanding                  3,093    3,053       1.3
Book Value Per Common Share             $  49.17    46.64       5.4

BUSINESS. The Company is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines), which is a Southeastern U.S. based tank truck company concentrating in the hauling of primarily petroleum products and other liquids and dry bulk commodities. The Company's real estate group, comprised of FRP Development Corp. and Florida Rock Properties, Inc., acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

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


To Our Shareholders

Fiscal 2010 opened under the continuing cloud of economic downturn and all of our operations experienced reduced demand for our products and services for the balance of the year. In January, as we struggled to maintain our returns on capital amidst a backdrop of heightened competition, we lost two significant customers in our trucking operations that together accounted for approximately 11% of our prior year's transportation revenues. Since that time we have worked to fill that void and by year end those volumes had been completely replaced.

Our Developed Properties segment began the year with a 75% occupancy rate while facing lease expirations on another 12% of our total square footage. Coping with increased demands for concessions from expiring and prospective tenants, our Baltimore based management team performed admirably in renewing 60% of the expiring tenants and signing a few new ones. By year end our overall occupancy rate was down only slightly to 72%. For our Mining Properties segment, the story was much the same as total tons mined declined 8.2%, as demand for construction materials continued to weaken. However, our actual royalties received increased 1.4%, due to higher average prices per ton and minimum royalties at several of the mining sites.

Hosting our first ever earnings conference call in December, we continued our efforts at transparency with quarterly earnings calls for the balance of the year. We also made four appearances during the year at analyst conferences where our presentations were webcast and archived for availability to a wider potential investor audience. In the same vein we have strived to enhance the information provided in our regular filings with the SEC that our asset holdings and business operations may better be understood by our shareholders and interested investors.


TRANSPORTION SEGMENT:

While there was much effort expended on replacing January's lost business, the real story of our success in this segment was our team's achievement of an even better safety record than the record performance they achieved in fiscal 2009.
 Our management team has maintained a constant focus for all employees on keeping our Preventable Accident Frequency Rate low. In an industry where capital and equipment are readily available and largely fungible, it is the better-than-average safety record that drives superior operating ratios and investment returns!

This segment has repeatedly produced excellent returns on capital, and it is our intention to grow its business. Our plans are to add incremental volumes to our existing terminals while opening at least one new terminal each year.
We stay in touch with potential acquisition candidates and will acquire when we can achieve our dual goals of growth and continued high returns on investment.

Additionally our transportation management team continues to drive improvement through its "ACE" (for "Achieve Continuous Improvement") disciplined management initiative first reported to you in last year's edition of this letter.
Through this initiative each management team member has aligned his or her personal commitments to action with the goals and commitments for the year of the whole segment. Likewise, financial incentives have been tied inextricably to these same commitments with the conviction that a coordinated approach to goal achievement is the best method for reaching success.

DEVELOPED PROPERTY SEGMENT:

 We began the 2010 fiscal year in this segment with a concentrated focus on leasing up our existing space and looking to acquire warehouse type facilities in an opportunistic manner within our geographic area. Traffic for our vacant space continued to improve during the fiscal year but rates and tenant demands for it did not. Although we are pleased that our occupancy has not declined materially during the year, we continue to face a challenging environment.

Our search for opportunities to acquire properties met with success in the acquisition (through a 3rd party intermediary to facilitate a 1031 tax deferred exchange) of a 46 acre parcel in Baltimore with one completed warehouse and several partially developed lots.

Going forward our focus remains as last year: 1) bring our existing occupancy rate back to our historical rates of 90% plus; 2) vigilantly watch the market for select opportunities to acquire income-producing commercial properties at reasonable cap rates; 3) cease any speculative vertical construction; and 4) actively seek opportunities to market finished building lots to appropriately selected buyers. We will channel our management performance incentives to achieve these goals with a focus on returns on our investments.

MINING PROPERTIES SEGMENT:

While we experienced declining tons mined in this segment for 2010, we are guardedly optimistic that the demand for construction aggregates is near bottom. Overall, average aggregate prices have improved at an annual rate of 11% over the past five years, leaving us optimistic that as demand for construction materials returns in the market, our revenues in this segment have the potential to gain substantially in excess of the growth rates in tons mined.

CONCLUSION:

Finally, as we look at our balance sheet, we are proud to say that even in these tough times we have grown both cash and shareholder equity. We continue to amortize our non-recourse debt as originally scheduled and maintain the availability of the lion's share of our thirty-seven million dollar revolver. (We are only using it today to underwrite $12.8 million dollars of letters of credit primarily used to underpin our insurance retained risks and development commitments)! As always, our financial philosophy is conservative as we search for forthcoming opportunities in a recovering economy.

We cannot close this letter without again extending heartfelt thanks to the many women and men that devote their working lives to the improving performance of our businesses. Without them our accomplishments would not exist and our opportunities for improvement would disappear. Our special thanks to all of them for a good and respectable (if not great) year and our continuing devoted thanks to you, our loyal shareholders and customers, for the privilege to serve you and challenge our own abilities to achieve even greater success for all of us!


Respectively yours,



John D. Baker II
Executive Chairman



Thompson S. Baker II
President & Chief Executive Officer




OPERATING PROPERTIES

Transportation. During fiscal 2010, the Company's transportation group operated through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. Tank Lines). Tank Lines is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks.

Tank Lines operates from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Macon and Savannah, Georgia; Chattanooga and Knoxville, Tennessee; Montgomery, Alabama; and Wilmington, North Carolina.

At September 30, 2010 the transportation group owned and operated a fleet of 388 trucks and 502 trailers plus 9 additional trucks that were being prepared for sale. In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. (SunBelt). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers and leased certain facilities. During fiscal 2010, the transportation group purchased 55 new tractors and 3 trailers. In fiscal 2008 and 2009, the Company purchased 102 new tractors. The fiscal 2011 capital budget includes 45 new tractors and 24 new trailers including binding commitments to purchase 25 tractors at September 30, 2010. Maintaining a modern fleet has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

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

At September 30, 2010, the Company owned 267 acres in 12 developed parcels of land all but one of which are in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres. A total of 571,138 square feet exist on the property and it is 86% occupied. Construction of the final building with 66,398 square feet of office space was completed September 30, 2008 and is currently unoccupied. An agreement to lease 20,000 square feet is scheduled to commence on or about January 1, 2011 and will increase the occupancy to 89%.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Nine warehouse/office buildings, totaling 893,722 square feet, were in place at the beginning of 2010 and are 82% occupied. Construction of the ninth building with 148,425 warehouse/office space was completed in April 2009 and was unoccupied until 60,578 square feet were occupied on November 10, 2010. The remaining 14 acres are available for future development and have the potential to offer an additional 210,230 square feet of comparable product.

3) 6920 Tudsbury Road in Baltimore County, Maryland contains 5.3 acres with 86,100 square feet of warehouse/office space that was 100% leased to a single tenant whose lease expired March 31, 2010. The tenant did not renew and the building was vacant until November 1, 2010 when it was occupied by a single tenant.

4) 8620 Dorsey Run Road in Howard County, Maryland contains 5.8 acres with 85,100 square feet of warehouse/office space that is 100% leased.

5) Rossville Business Center in Baltimore County, Maryland contains approximately 10 acres with 190,517 square feet of warehouse/office space and is 75% leased.

6) 34 Loveton Circle in suburban Baltimore County, Maryland contains 8.5 acres with 30,006 square feet of office space, which is 40% leased including 23% of the space occupied by the Company.

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 75% leased.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 83% leased.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 17% leased. Chrysler and General Motors plant closings have reduced demand for space in this market. The remaining 8.8 acres are available for future development and have the potential to offer an additional 93,600 square feet of comparable product.

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

12) 155 E. 21st Street in Duval County, Florida contains approximately 6 acres with 68,757 square feet of office space which is 100% leased to Vulcan.

Future Planned Developments. At September 30, 2010 the Company owned the following future development parcels:

1) Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. In July 2008, the Company entered into an agreement to sell the property. The purchase price for the property is $25,075,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies including government approvals and the closing may be one or more years away. The purchaser has placed non-refundable deposits of $1,000,000 under this contract in escrow. Preliminary approval for the development as originally contemplated under the agreement's pricing contingencies has now been received and the time for any appeals from that approval has expired.

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

3) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company
(FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. In August 2010, the Company received final development approvals from the Hernando County Board of County Commissioners for the proposed project. In September 2010, Hernando County transmitted, as required by state law, the entire approval package to the State Department of Community Affairs (DCA) for a determination of whether the approval package is in compliance with state and local laws. In October 2010, the DCA issued a finding of "not in compliance" with a list of suggested remedial actions which could be taken to bring the approval package into compliance. The Company is currently in the process of negotiating the list of suggested remedial actions with the Department and the County and expects to complete this process within the next nine months.

4) Anacostia River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, the 5.8 acre tract is leased to a subsidiary of Vulcan Materials Company on a month-to-month basis. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. In November 2009, the Company received a two-year extension for commencement of this project, moving the construction commencement date to June 2013. The Company sought this extension because of negative current market indications.

5) Commonwealth Avenue in Jacksonville, Florida is a 50 acre site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

6) Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel was acquired for future commercial development and is projected to contain 900,000 square feet of space when complete. This parcel is currently in a predevelopment planning stage.

7) Ft. Myers residential property in Lee County, Florida is part of a 1,993 acre site under a long-term mining lease to Vulcan. In June, 2010 the Company entered into a letter agreement with Vulcan Materials Company that required modifications to the existing mining lease on our property, such that the mining will be accelerated and the mining plan will be revised to accommodate future construction of up to 105 residential dwelling units around the mined lakes. In return the Company agreed to grant Lee County a right of way for a road and to place a conservation easement on part of the property.

Real Estate Group Property Summary Schedule at September 30, 2010 (dollars in thousands)

		        Encumb-	     Gross             Net	         Date	      Revenue
County		        rances	   Book Cost 	    Book Value	      Acquired     Fiscal 2010

Construction Aggregates
Alachua, FL	                   $  1,442	    $  1,319	        4/86	       $579
Clayton, GA		     	        369	         364	        4/86		 78
Fayette, GA	       	     	        685	         623	        4/86		369
Lake, FL		     	        403	         257	        4/86		 59
Lee, FL		  	              4,696	       4,690	        4/86            347
Monroe, GA		     	        792	         518	        4/86		899
Muscogee, GA		     	        324	          99	        4/86		170
Prince William. VA	       	        299	           0	        4/86		258
Putnam, FL                           15,039           10,945	        4/86	      1,272
	                      0	     24,049           18,815			      4,031
Other Rental Property
Wash D.C.		 	     16,697	      13,729	        4/86		746
Wash D.C.                             3,811            3,811	       10/97		 72
Putnam, FL		                321               17  	        4/86		  0
Spalding, GA                             20               20 	        4/86		  4
Lake, FL		  	      1,083	         115	        4/86		100
Marion, FL	    	              1,184	         585	        4/86		100
	                      0      23,116           18,277                          1,022
Commercial Property
Baltimore, MD	  	  2,273       4,283	       2,024	       10/89		267
Baltimore, MD	  	  5,519	      7,420	       3,799	       12/91	      1,189
Baltimore, MD	  	  1,891	      3,535	       2,493	        7/99		311
Baltimore, MD (1)             0	     17,636	      17,372	       12/02		  0
Duval, FL	              0	      2,945	         278	        4/86	        602
Harford, MD	  	  1,769	      3,857	       2,294	        8/95	        790
Harford, MD	  	  3,222	      5,602	       3,827	        8/95	      1,218
Harford, MD	  	  4,706	      6,760	       4,210	        8/95	      1,446
Harford, MD	              0	      1,579	       1,579	        8/95	          0
Harford, MD	  	  3,486	     10,221	       7,695	        8/95	      1,651
Harford, MD	  	  2,679	     11,655	       9,559	        8/95	        647
Howard, MD	  	  2,600	      7,383	       4,134	        9/88	      1,046
Howard, MD	  	  1,709	      3,439	       2,416	        3/00	        599
Anne Arun, MD	  	  1,463	      8,826	       4,260	        9/88	      1,065
Anne Arun, MD		  9,613	     14,070	      11,109	        5/98	      2,173
Anne Arun, MD	  	  9,143	     12,325	      10,565	        8/04	      1,811
Anne Arun, MD	  	  4,536	      5,926	       5,174	        1/03	        626
Anne Arun, MD                 0           0                0	         n/a	          0
Anne Arun, MD                 0       7,768            7,261	        7/07	          0
Norfolk, VA	  	  6,305	      7,512	       6,178	       10/04		805
Prince Wil. VA	              0	     13,446	      13,446  	       12/05	          0
Newcastle Co. DE	 10,946	     13,075	      10,816	        4/04		128
Carroll, MD       	      0	      6,379	       6,379	        3/08	          0
                         71,860     175,642	     136,868	                     16,374

Investment Property                   2,823            2,171            4/86    	 34
Brooksville Joint Venture             7,344            7,344	                        240

Grand Totals      	$71,860    $232,974         $183,475                        $21,701

(1) 121 acres of the 179+/- acre Bird River property is under contract for sale at $25,075, subject to certain adjustments.



Five Year Summary-Years ended September 30
(Amounts in thousands except per share amounts)

                        2010      2009      2008      2007      2006
Summary of Operations:
Revenues             $111,338   114,553   129,171   111,298   104,466
Operating profit     $ 14,503    16,128    14,338    17,105    13,577
Interest expense     $  3,928     3,482     4,551     3,878     3,955
Income from continuing
 operations          $  7,056     7,908     8,493     8,737     5,919
Per Common Share:
Basic                $   2.31      2.60      2.80      2.89      1.99
Diluted              $   2.25      2.53      2.72      2.79      1.92
Discontinued
 Operations, net     $    315    (4,155)     (525)      768     2,159
Net income           $  7,371     3,753     7,968     9,505     8,078
Per Common Share:
Basic                $   2.41      1.23      2.63      3.15      2.71
Diluted              $   2.35      1.20      2.55      3.04      2.62

Financial Summary:
Current assets       $ 31,772    29,883    41,852    60,665    37,005
Current liabilities  $ 18,095    22,367    28,611    25,571    22,889
Property and
 equipment, net      $198,116   199,013   197,823   176,395   172,532
Total assets         $257,712   256,854   262,040   253,530   219,215
Long-term debt       $ 67,272    71,860    76,153    80,172    60,548
Shareholders' equity $152,056   142,408   137,355   130,461   118,052
Net Book Value
 Per common Share    $  49.17     46.64     45.20     42.76     39.20
Other Data:
Weighted average common
 shares - basic         3,061     3,041     3,033     3,022     2,980
Weighted average common
 shares - diluted       3,141     3,117     3,126     3,131     3,087
Number of employees       763       761     1,039     1,019       981
Shareholders of record    509       543       549       573       634

Quarterly Results (unaudited)
(Dollars in thousands except per share amounts)
	   First	           Second	  Third           Fourth
                  2010    2009    2010    2009    2010    2009    2010    2009
Revenues        $27,500  30,844  27,510  27,777  28,358  28,090  27,970  27,842
Operating profit$ 3,042   4,031   3,067   3,558   4,481   4,287   3,913   4,252
Income from continuing
 operations     $ 1,312   1,943   1,348   1,696   2,500   2,213   1,896   2,056
Discontinued
 operations, net$    24    (196)     94    (287)     99  (2,615)     98  (1,057)
Net income      $ 1,336   1,747   1,442   1,409   2,599    (402)  1,994     999
Earnings per common share (a):
 Income from continuing operations-
  Basic         $   .43     .64     .44     .56     .82     .73     .62     .67
  Diluted       $   .42     .63     .43     .54     .80     .71     .60     .66
 Discontinued operations-
  Basic         $   .01    (.06)    .03    (.10)    .03    (.86)    .03    (.34)
  Diluted       $   .01    (.07)    .03    (.09)    .03    (.84)    .03    (.34)
 Net income-
  Basic         $   .44     .58     .47     .46     .85    (.13)    .65     .33
  Diluted       $   .43     .56     .46     .45     .83    (.13)    .63     .32
Market price per common share (b):
    High        $ 98.36   80.90   93.99   75.00   88.71   86.51   80.15   83.99
    Low         $ 79.67   61.89   82.98   44.19   80.00   62.12   70.13   69.08

(a) Earnings per share of common stock is computed independently for each quarter presented. The sum of the quarterly net earnings per share of common stock for a year may not equal the total for the year due to rounding differences.

(b) All prices represent high and low daily closing prices as reported by The Nasdaq Stock Market.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

Patriot Transportation Holding, Inc. (the Company) is a holding company engaged in the transportation and real estate businesses.

The Company's transportation business, Florida Rock & Tank Lines, Inc. is engaged in hauling primarily petroleum and other liquids and dry bulk commodities in tank trailers.

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

The Company may have been considered a related party to Vulcan Materials Company (Vulcan). One director of the Company was employed by Vulcan until
September 17, 2010 and is related to two other Company directors.   Those
three directors own under 5% of the stock of Vulcan and 23.6% of the stock of the Company. The Company derived 5.7% of its consolidated revenue from Vulcan in fiscal 2010.

Net income was $7,371,000 or $2.35 per diluted share in fiscal 2010, an increase of 96.4% compared to $3,753,000 or $1.20 per diluted share in fiscal 2009. Net income for 2010 included earnings on discontinued operations of $315,000 and net income for 2009 included a loss on discontinued operations of $4,155,000, net of tax benefit, related to the operations and sale of the Company's flatbed trucking company, Sunbelt Transport, Inc.

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

Operating profit from the leasing of developed buildings has been unfavorably impacted by three newer buildings brought into service in fiscal 2009 which remained vacant during fiscal 2010, two nearly vacant buildings in Delaware impacted by automobile plant closings along with other space vacated upon lease expiration. Occupancy decreased from 75.1% to 72.0% during the year primarily due to space vacated at lease expiration. However, the market for new tenants appears to have bottomed and traffic for vacant space has increased. Two tenants took occupancy in November 2010 comprising 5.1% of total square footage. The Company is not presently engaged in the construction of any new buildings.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2010:

                                             Total
Development          Location              Sq. feet     % Occupied

Hillside          Anne Arundel Co., MD      571,138        85.7%
Lakeside          Harford Co., MD           893,722        81.6%
Tudsbury          Baltimore Co., MD          86,100         0.0%
Dorsey Run        Howard Co., MD             85,100       100.0%
Rossville         Baltimore Co., MD         190,517        74.5%
Loveton           Baltimore Co., MD          30,006        40.0%
Oregon            Anne Arundel Co., MD      195,615        75.0%
Arundel           Howard Co., MD            162,796        82.5%
Interchange       New Castle Co., DE        303,006        16.9%
Azelea Garden     Norfolk, VA               188,093       100.0%
Windlass Run      Baltimore Co., MD          69,474         0.0%
21st Street       Duval Co., FL              68,757       100.0%
                                          2,844,324        72.0%

Average occupancy in fiscal 2010 was 73.8% compared to 84.1% in fiscal 2009 and 95.5% in fiscal 2008. Excluding buildings in service less than 12 months average occupancy in fiscal 2010 was 75.8% compared to 91.0% in fiscal 2009 and 96.5% in fiscal 2008.

In addition to the completed buildings land is available at these parks to construct additional buildings at Lakeside Business Park (210,230 square feet), Windlass Run (450,300 square feet), and Interchange (93,600 square feet).

As of September 30, 2010, leases at our properties representing approximately 9%, 8%, 13%, 5% and 12% of the total square footage of buildings completed prior to September 2010 were scheduled to expire in fiscal year 2011, 2012, 2013, 2014 and 2015, respectively. There is currently vacant space in the portfolio. Leasing or renewing these spaces will be critical to future financial results.

We also own a portfolio of mineable land, a substantial portion of which is leased to Vulcan under long-term mining royalty agreements, whereby we are paid a percentage of the revenues generated from mined product sold or annual minimum rents. The mines primarily consist of construction aggregates, such as stone and sand, and calcium deposits.

Properties held for future development include:

Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. In July 2008, the Company entered into an agreement to sell the property. The purchase price for the property is $25,075,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies including government approvals and the closing may be one and one half or more years away. The purchaser has placed non-refundable deposits of $1,000,000 under this contract in escrow. Preliminary approval for the development as originally contemplated under the agreement's pricing contingencies has now been received and the time for any appeals from that approval has expired.

Patriot Business Park, located in Prince William County, Virginia, is a 73-acre tract of land, which is immediately adjacent to the Prince William Parkway providing access to I-66. The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. Land development efforts commenced in the spring of 2008 but were placed on hold in April 2009.

Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $231,000 of such royalties in fiscal 2010 and $158,000 in fiscal 2009. Allocated depletion expense of $7,000 was included in real estate cost of operations for fiscal 2010. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each had a mandatory obligation to fund additional capital contributions of up to $2.15 million. Capital contributions of $1,995,000 have been made by each party as of September 30, 2010. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2010 includes a loss of $2,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain.
 In August 2010, the Company received final development approvals from the Hernando County Board of County Commissioners for the proposed project. In September 2010, Hernando County transmitted, as required by state law, the entire approval package to the State Department of Community Affairs (DCA) for a determination of whether the approval package is in compliance with state and local laws. In October 2010, the DCA issued a finding of "not in compliance" with a list of suggested remedial actions which could be taken to bring the approval package into compliance. The Company is currently in the process of negotiating the list of suggested remedial actions with the Department and the County and expects to complete this process within the next nine months.

The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The Company also owns a nearby 2.1 acre tract on the same bank of the Anacostia River. Currently, the 5.8 acre tract is leased to Vulcan Materials Company on a month-to-month basis. In May 2008, the Company received final approval from the Zoning Commission of the District of Columbia of its planned unit development application for the Company's 5.8 acre undeveloped waterfront site on the Anacostia River in Washington, D.C. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. In November 2009, the Company received a two-year extension for commencement of this project, moving the construction commencement date to June 2013. The Company sought this extension because of negative current market indications.

Commonwealth Avenue is a 50-acre site in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel was acquired for future commercial development and is projected to contain 900,000 square feet of space when complete. This parcel is currently in a predevelopment planning stage.

Ft. Myers residential property in Lee County, Florida is part of a 1,993 acre site under a long-term mining lease to Vulcan. In June, 2010 the Company entered into a letter agreement with Vulcan Materials Company that required modifications to the existing mining lease on our property, such that the mining will be accelerated and the mining plan will be revised to accommodate future construction of up to 105 residential dwelling units around the mined lakes. In return the Company agreed to grant Lee County a right of way for a road and to place a conservation easement on part of the property.

In February 2010, a subsidiary of the Company, Florida Rock Properties, Inc., entered into an agreement to sell approximately 1,844 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property is $5,200,000, subject to certain deductions. The Company is also donating the value of minerals and aggregates. The Company's book value of the property is $276,000. If the sale closes before January 19, 2011 the Company intends to use the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed on October 22, 2010 by a 1031 intermediary for a purchase price totaling $5,750,000. This property consists of an existing 82,800 square foot warehouse building (52.9% occupied) with an additional 42 acres of partially developed land with a development capacity of 470,000 square feet (a mix of warehouse, office, hotel and flex buildings).


COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                     Fiscal Years ended September 30
(dollars in thousands)         ___2010     %     _2009     %      2008     %

Transportation revenue         $ 77,478   86%    81,570   89%    83,925   80%
Fuel surcharges                  12,159   14%     9,850   11%    21,162   20%

Revenues                         89,637  100%    91,420  100%   105,087  100%

Compensation and benefits        33,699   37%    35,631   39%    37,921   36%
Fuel expenses                    16,828   19%    14,777   16%    25,026   24%
Insurance and losses              6,432    7%     6,712    7%     8,553    8%
Depreciation expense              5,995    7%     6,502    7%     5,840    6%
Other, net                        9,636   11%     8,684   10%     9,986    9%
Sales, general & administrative   7,331    8%     7,646    8%     7,733    7%
Allocated corporate expenses      1,480    2%     1,617    2%     1,665    2%

Cost of operations               81,401   91%    81,569   89%    96,724   92%

Operating profit               $  8,236    9%     9,851   11%     8,363    8%


Revenues 2010 vs 2009 - The Company announced on January 6, 2010 that the transportation group had been unsuccessful in renewing contracts with customers that represented approximately 11.0% of transportation group revenue in fiscal 2009. The Company successfully replaced the majority of the lost business with new business obtained in the remainder of fiscal 2010.
 Nevertheless, revenue miles in the current year were down 3.1% compared to fiscal 2009 due to the time involved in replacing the lost business along with lower demand and a more competitive economic climate. Approximately 3.3% of miles during fiscal 2010 were from services related to the contracts that were not renewed. Transportation revenues were $89,637,000 in 2010, a decrease of $1,783,000 or 2.0% over 2009. Fuel surcharge revenue increased $2,309,000. Excluding fuel surcharges, revenue per mile decreased 2.1% over 2009 due to lower revenue per mile on certain replacement business partially offset by a shorter average haul length in the first six months of fiscal 2010. The average price paid per gallon of diesel fuel increased by $0.36 or 15.8% over 2009.

Revenues 2009 vs 2008 - Transportation revenues were $91,420,000 for 2009, a decrease of $13,667,000 or 13.0% over 2008. Revenue miles were down 7.0% principally due to lower demand for products hauled resulting from the economic environment. Excluding fuel surcharges, revenue per mile increased 4.3%. The average price paid per gallon of diesel fuel decreased by $1.43 or 39% over 2008 and fuel surcharge revenue decreased $11,312,000.

Expenses 2010 vs 2009 - The Transportation segment's cost of operations was $81,401,000 in 2010, a decrease of $168,000 over 2009. The Transportation segment's cost of operations in 2010 as a percentage of revenue was 91% versus 89% in 2009. Compensation and benefits decreased $1,932,000 or 5.4% in 2010 due to the decrease in miles driven, change in the mix of business and lower driver turnover related pay. Fuel surcharge revenue increased $2,309,000 while fuel cost increased by $2,051,000. Insurance and losses decreased $280,000 compared to last year due to a $314,000 decrease in group health expense. Depreciation expense decreased $507,000 due to fewer trucks in service and existing trailers becoming fully depreciated. Other expense increased $952,000 primarily due to lower gains on equipment sales partially due to reduced market values of used equipment. Selling general and administrative costs decreased $315,000 or 4.1% compared to last year due to lower staffing. Allocated corporate expenses decreased $137,000 due to reduced allocation to the Transportation segment as a result of the sale of SunBelt.

Expenses 2009 vs 2008 - Transportation's segment's cost of operations was $81,569,000 in 2009, a decrease of $15,155,000 over 2008. The Transportation segment's cost of operations in 2009 as a percentage of revenue was 89% versus 92% in 2008. Compensation and benefits decreased $2,290,000 or 6.0% in 2009 due to the decrease in miles driven. Fuel surcharge revenue decreased $11,312,000 while fuel costs decreased by $10,249,000 leaving a negative impact on operating profit of $1,063,000 due to less favorable recovery of fuel costs when the fuel price is lower. Insurance and losses decreased $1,841,000 due to the reduction in miles driven and reduced vehicle accident costs partially offset by higher health insurance claims. Depreciation expense increased $662,000. Other expense decreased $1,302,000 due to the higher gains on equipment sales, the decrease in miles driven, and other cost management. Selling general and administrative costs decreased $87,000 compared to 2008. Allocated corporate expenses decreased $48,000 due to reduced allocation to the Transportation segment as a result of the sale of SunBelt.


Mining Royalty Land
                                Fiscal Years ended September 30
(dollars in thousands)      ___2010     %      2009     %      2008     %

Mining royalty land revenue $  4,510  100%     5,067  100%    5,585   100%

Property operating expenses      537   12%       713   14%      661    12%
Depreciation and depletion       103    2%       134    2%      193     3%
Management company indirect      174    4%       192    4%      190     3%
Allocated corporate expense      588   13%       551   11%      480     9%

Cost of operations             1,402   31%     1,590   31%    1,524    27%

Operating profit            $  3,108   69%     3,477   69%    4,061    73%


Revenues 2010 vs 2009 - Mining royalty land segment revenues for fiscal 2010 were $4,510,000, a decrease of $557,000 or 11.0% compared to $5,067,000 in
2009 due to a $594,000 decrease in revenues from timber sales.

Revenues 2009 vs 2008 - Mining royalty land segment revenues decreased $518,000 or 9.3% in 2009 to $5,067,000 due to reduced demand for mined tons.

Expenses 2010 vs 2009 - The mining royalty land segment's cost of operations decreased $188,000 to $1,402,000 in 2010, compared to $1,590,000 in 2009.
Property operating expenses decreased $176,000 due to lower maintenance and other costs. Depreciation and depletion expenses decreased $31,000 due to reduced tons mined. Management Company indirect expenses (excluding internal allocations for lease related property management fees) decreased $18,000 due to reduced salaries from the staffing level adjustments completed during fiscal 2009. Allocated corporate expenses increased $37,000.

Expenses 2009 vs 2008 - The mining royalty land segment's cost of operations increased $66,000 to $1,590,000 in 2009, compared to $1,524,000 in 2008.
Property operating expenses increased $52,000. Depreciation and depletion decreased $59,000 due to reduced tons mined. Management Company indirect expenses increased $2,000. Allocated corporate expenses increased $71,000.


Developed Property Rentals
                                         Fiscal Years ended September 30
(dollars in thousands)            ___2010     %     2009     %     2008    %

Developed property rentals revenue$ 17,191  100%   18,066  100%  18,499  100%

Property operating expenses          5,436   32%    5,072   28%   5,048   27%
Depreciation and depletion           5,061   29%    5,081   28%   4,688   26%
Management company indirect          1,568    9%    1,731   10%   1,707    9%
Allocated corporate expense            883    5%      826    4%     720    4%

Cost of operations                  12,948   75%   12,710   70%  12,163   66%

Operating profit                  $  4,243   25%    5,356   30%   6,336   34%


Revenues 2010 vs 2009 - Developed property rentals segment revenues decreased $875,000 or 4.8% in 2010 to $17,191,000 due to reduced occupancy partly offset by a $376,000 increase in tenant reimbursements for snow removal.

Revenues 2009 vs 2008 - Developed property rentals segment revenues decreased $433,000 or 2.3% in 2009 to $18,066,000.

Expenses 2010 vs 2009 - Developed property segment's cost of operations increased to $12,948,000 in 2010, compared to $12,710,000 in 2009. Property operating expenses increased $364,000 due to higher property taxes and increased snow removal expenses. Depreciation and amortization decreased $20,000 due to lower commission amortization. Management Company indirect expenses (excluding internal allocations for lease related property management fees) decreased $163,000 due to reduced salaries from the staffing level adjustments completed during fiscal 2009. Allocated corporate expenses increased $57,000 due to increase allocation to the real estate segment resulting from the sale of SunBelt.

Expenses 2009 vs 2008 - Developed property segment's cost of operations increased to $12,710,000 in 2009, compared to $12,163,000 in 2008. Property operating expenses increased $24,000 due to higher property taxes.
Depreciation and amortization increased $393,000 as a result of new building placed in service. Management Company indirect expenses increased $24,000 as a result of new buildings placed into service and severance costs. Allocated corporate expenses increased $106,000.


Consolidated Results

Operating Profit - Consolidated operating profit was $14,503,000 in fiscal 2010 compared to $16,128,000, a decrease of 10.1%. Operating profit in the transportation segment decreased $1,615,000 or 16.4% due to reduced miles driven and lower gains on sales of equipment partially offset by lower insurance and losses. Operating profit in the mining royalty land segment decreased $369,000 or 10.6% due to lower timber sales partially offset by reduced expenses. Operating profit in the Developed property rentals segment decreased $1,113,000 or 20.8% due to reduced occupancy of developed properties.
 Consolidated operating profit includes corporate expenses not allocated to any segment in the amount of $1,084,000 in fiscal 2010, a decrease of $1,472,000 compared to the same period last year. These unallocated corporate expenses primarily include stock compensation and corporate aircraft expenses both of which decreased during 2010 versus 2009. Consolidated operating profit was $16,128,000 in 2009 compared to $14,338,000 in 2008 an increase of 12.5%.

Gain from condemnation of land - Gain from condemnation of land was $3,111,000 in fiscal 2008 resulting from the taking by the Virginia Department of Transportation ("VDOT") of 28 acres on December 13, 2007. The Prince William County Property was purchased in December 2005 and the cost of the 28 acres taken by VDOT was $3,282,000.

Interest income and other - Interest income and other in fiscal 2010 increased $356,000 due to the note receivable from the sale of SunBelt Transport, Inc. in August 2009. Fiscal 2009 was $793,000 lower than 2008 due to lower cash balances, reduced interest rates, and a land sale of $171,000 in fiscal 2008.

Interest expense - Interest expense for fiscal 2010 increased $446,000 over 2009 due to lower capitalized interest due to less projects under construction.
 Interest expense for 2009 decreased $1,069,000 from the prior year due to higher capitalized interest costs.

Income taxes - Income tax expense for 2010 decreased $859,000 over 2009 due to decreased earnings, a tax credit of $116,000 funded by legislative action related to fiscal 2008 expenditures, lower non-deductible expenses and lower than estimated state income taxes. Income tax expense for 2009 decreased $437,000 from the prior year due to the lower earnings.

Income from continuing operations - Income from continuing operations was $7,056,000 or $2.25 per diluted share in 2010, a decrease of 10.8% compared to $7,908,000 or $2.53 per diluted share in 2009. Income from continuing operations was $7,908,000 or $2.53 per diluted share in fiscal 2009, a decrease of 6.8% compared to $8,493,000 or $2.72 per diluted share in fiscal 2008.

Discontinued operations - The after tax income from discontinued operations was $315,000 or $.10 per diluted share in fiscal 2010 as a result of favorable insurance reserve adjustments compared to a loss of $4,155,000 or $1.33 per diluted share in fiscal 2009. Fiscal 2009 includes a loss on the sale of $2,316,000 after tax or $.74 per diluted share. Fiscal 2008 loss from discontinued operations was $525,000 or $.17 per diluted share.

Net income - Net income was $7,371,000 or $2.35 per diluted share in fiscal 2010, an increase of 96.4% compared to $3,753,000 or $1.20 per diluted share in fiscal 2009. Income from discontinued operations favorably impacted net income due to lower than expected retained liabilities and losses in the prior year from operations. Transportation segment results were lower due to reduced miles driven and lower gains on sales of equipment partially offset by lower insurance and losses. Mining royalty land segment's results were lower due to reduced mining royalties and lower timber sales. Developed property rentals segment's results were lower due to lower developed property occupancy. Net income for 2008 benefited from a gain on condemnation of land of $1,916,000, net of income taxes but was adversely impacted by the retirement benefits expense of $1,541,000, net of income tax benefits, for the Company's previous President and CEO, whose retirement was effective February 6, 2008. Diluted earnings per share increased to $2.35 in fiscal 2010 from $1.20 in 2009, and were $2.55 in 2008.



LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2010, the Company used cash provided by operating activities of continuing operations of $14,390,000, proceeds received on notes of $1,185,000, proceeds from the sale of plant, property and equipment of $833,000, proceeds from the exercise of employee stock options of $732,000, and excess tax benefits from the exercise of stock options of $740,000 to purchase $6,568,000 in transportation equipment, to expend $4,135,000 in real estate development, to invest $495,000 in the Brooksville Joint Venture and to make $4,293,000 scheduled principal payments on long-term debt. Cash used in operating activities of discontinued operations was $1,041,000. Cash increased $1,348,000.

Cash flows from operating activities for fiscal 2010 were $11,624,000 lower than the same period last year primarily due to lower revenues, payment of retained SunBelt liabilities, higher income tax payments related to the sale of SunBelt, overpayment of income taxes, and deposit on real estate. Also, the same period last year included an unusually large decrease in accounts receivable both in continuing operations and discontinued operations resulting from lower fuel surcharge revenues.

Cash flows used in investing activities for fiscal 2010 were $4,200,000 lower than fiscal 2009 due to decreased real estate development.

Cash flows from financing activities for fiscal 2010 were $747,000 lower than fiscal 2009 due to increased stock options exercised by employees offset by an increase of $274,000 in mortgage principal payments.

For fiscal 2009, the Company used cash provided by operating activities of continuing operations of $24,341,000, proceeds from the sale of plant, property and equipment of $1,181,000, proceeds from the exercise of employee stock options of $371,000, excess tax benefits from the exercise of stock options of $80,000 and cash balances to purchase $3,298,000 in transportation equipment, to expend $10,826,000 in real estate development, to invest $475,000 in the Brooksville Joint Venture and to make $4,019,000 scheduled principal payments on long-term debt. Cash provided by operating activities of discontinued operations was $632,000, proceeds from the sale of plant, property and equipment of discontinued operations was $1,055,000 and transportation equipment of discontinued operations was purchased for $1,017,000. Cash increased $8,025,000. Cash flows from operating activities for fiscal 2009 were $2,674,000 higher than the same period last year primarily reflecting prepayment of fiscal 2009 insurance premiums in September 2008 along with a reduction in accounts receivable due to lower revenues and lower days sales outstanding. Cash flows used in investing activities for fiscal 2009 were $21,832,000 lower than fiscal 2008 due to decreased purchases of equipment and land. Fiscal 2008 included $3,395,000 for the purchase of a corporate aircraft and $4,333,000 for the purchase of 118 acres in Carroll County, Maryland for future warehouse/office development. Cash flows from financing activities for fiscal 2009 were $2,685,000 lower than fiscal 2008 due to an increase of $257,000 in mortgage principal payments, reduced stock options exercised by employees and the prior year including $4,388,000 for the repurchase of Company stock.

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

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement which was renewed on October 1, 2008 to extend the term until December 31, 2013 and to amend the loan covenants. The Revolver contains limitations including limitations on paying cash dividends. As of September 30, 2010 letters of credit in the amount of $14,204,000 were issued under the Revolver. As of September 30, 2010, $22,796,000 of the line was available for borrowing and $43,306,000 of consolidated retained earnings was available for the payment of dividends. The Company was in compliance with all covenants as of September 30, 2010.

The Company had $14,853,000 of irrevocable letters of credit outstanding at September 30, 2010. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods until notice of non-renewal is received by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development. The Company issued replacement letters of credit through the Revolver to avoid increased fees.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. No shares were repurchased during fiscal 2010 or 2009. At September 30, 2010 the Company had $5,625,000 authorized for future repurchases of common stock.

The Company has committed to make an additional capital contribution of up to $155,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Related Parties).

The Virginia Department of Transportation took title to 28 acres of the Company's land on December 13, 2007 by filing a Certificate of Take and depositing with the Court $5,860,000. The Company received these funds in April 2008. On October 15, 2008 the Company agreed to total compensation for the condemnation of $6,414,000 resulting in an additional amount of $554,000 received February 2009. A portion of these funds that were receivable were used to purchase replacement property in March 2008 and the Company used the balance of the funds to improve the replacement property under IRS involuntary conversion rules.

The Company currently expects its fiscal 2011 capital expenditures to be approximately $26,467,000 ($18,071,000 for real estate development expansion, $8,396,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $11,116,000.

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

The Company periodically reviews property and equipment and intangible assets for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The Company's estimated holding period for developed buildings with current vacancies is long enough that the undiscounted cash flows exceed the carrying value of the properties and thus no impairment loss is recorded. The review of the transportation group assets consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition as the measure of fair value. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

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

Risk Insurance. The nature of the Transportation business subjects the Company to risks arising from workers' compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $250,000 to $500,000 and has third party coverage for amounts exceeding the retention up to the amount of the policy limits. The Company expenses during the year an estimate of risk insurance losses. Periodically, an analysis is performed, using historical and projected data, to determine exposure for claims incurred and reported but not yet settled and for claims incurred but not reported. On at least an annual basis the Company obtains an independent actuarial analysis to assist in estimating the losses expected on such claims. The Company attempts to mitigate losses from insurance claims by maintaining safe operations and providing mandatory safety training. Significant changes in assumptions or claims history could have a material impact on our operations. The liability at any point in time depends upon the relative ages and amounts of the individual open claims. There is a reasonable possibility that the Company's estimate of this liability for the transportation group or discontinued operations may be understated or overstated but the possible range can not be estimated.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2010, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2010:
                                    Payments due by period
                                     Less than     1-3       3-5   More than
                                Total   1 year     years     years   5 years

Mortgages Including Interest $104,292    8,997    17,994    17,144    60,157
Operating Leases                1,028      376       499       153         -
Purchase Commitments           10,230   10,180        50         -         -
Other Long-Term Liabilities       813      248       146        78       341

Total obligations            $116,363   19,801    18,689    17,375    60,498

As of September 30, 2010 the Company was committed to make an additional capital contribution of up to $155,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Related Parties) which is not included in the table above.
INFLATION

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


CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands except per share amounts)

                                           2010       2009       2008
Revenues:
  Transportation                        $ 89,637     91,420    105,087
  Mining royalty land                      4,510      5,067      5,585
  Developed property rentals              17,191     18,066     18,499
Total revenues (including revenue
 from related parties of $6,295,
 $6,408, and $8,004, respectively)       111,338    114,553    129,171

Cost of operations:
  Transportation                          81,401     81,569     96,724
  Mining royalty land                      1,402      1,590      1,524
  Developed property rentals              12,948     12,710     12,163
  Unallocated corporate                    1,084      2,556      4,422
Total cost of operations                  96,835     98,425    114,833

Operating profit:
  Transportation                           8,236      9,851      8,363
  Mining royalty land                      3,108      3,477      4,061
  Developed property rentals               4,243      5,356      6,336
  Unallocated corporate                   (1,084)    (2,556)    (4,422)
Total operating profit                    14,503     16,128     14,338

Gain on condemnation of land                   -          -      3,111
Interest income and other                    446         90        883
Equity in loss of joint venture               (2)        (6)       (29)
Interest expense                          (3,928)    (3,482)    (4,551)

Income before income taxes                11,019     12,730     13,752
Provision for income taxes                 3,963      4,822      5,259
Income from continuing operations          7,056      7,908      8,493

Income (loss) from
 discontinued operations, net                315     (4,155)      (525)
Net income                              $  7,371      3,753      7,968

Earnings per common share:
 Income from continuing operations-
  Basic                                 $   2.31       2.60       2.80
  Diluted                               $   2.25       2.53       2.72
 Discontinued operations-
  Basic                                 $   0.10      (1.37)      (.17)
 Diluted                                $   0.10      (1.33)      (.17)
 Net Income-
  Basic                                 $   2.41       1.23       2.63
  Diluted                               $   2.35       1.20       2.55

Number of weighted average shares (in thousands) used in computing:
     - basic earnings per common share     3,061      3,041      3,033
     - diluted earnings per common share   3,141      3,117      3,126
See accompanying notes.


CONSOLIDATED BALANCE SHEETS - As of September 30
(In thousands, except share data)
                                                            2010        2009
Assets
Current assets:
  Cash and cash equivalents                              $ 17,151     15,803
  Accounts receivable (including related party of
   $436 and $336 and net of allowance for doubtful
   accounts of $83 and $110, respectively)                  5,940      5,286
  Federal and state income taxes receivable                   930          -
  Notes receivable                                          1,238      1,158
  Inventory of parts and supplies                             665        616
  Deferred income taxes                                         -        104
  Prepaid tires on equipment                                1,246      1,211
  Prepaid taxes and licenses                                1,813      1,703
  Prepaid insurance                                         2,185      2,390
  Prepaid expenses, other                                      62         93
  Assets of discontinued operations                           542      1,519
          Total current assets                             31,772     29,883
Property and equipment, at cost:
  Land                                                     93,707     90,828
  Buildings                                               127,617    126,408
  Equipment                                                72,062     71,208
  Construction in progress                                  1,366        892
                                                          294,752    289,336
Less accumulated depreciation and depletion                96,636     90,323
                                                          198,116    199,013
Real estate held for investment, at cost                    7,124      6,933
Investment in joint venture                                 7,344      6,858
Goodwill                                                    1,087      1,087
Notes receivable                                            4,382      5,647
Unrealized rents                                            3,357      3,346
Other assets                                                4,530      4,087
Total assets                                             $257,712    256,854
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  3,384      2,822
  Federal and state income taxes payable                        -      2,355
  Deferred income taxes                                       174          -
  Accrued payroll and benefits                              5,255      4,945
  Accrued insurance                                         2,373      3,190
  Accrued liabilities, other                                  994      1,102
  Long-term debt due within one year                        4,588      4,293
  Liabilities of discontinued operations                    1,327      3,660
           Total current liabilities                       18,095     22,367
Long-term debt, less current portion                       67,272     71,860
Deferred income taxes                                      16,084     15,679
Accrued insurance                                           2,483      2,995
Other liabilities                                           1,722      1,545
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 3,092,696 and 3,053,036
     shares issued and outstanding, respectively              309        305
  Capital in excess of par value                           38,130     35,858
  Retained earnings                                       113,597    106,226
  Accumulated other comprehensive income, net                  20         19
        Total shareholders' equity                        152,056    142,408
  Total liabilities and shareholders' equity             $257,712    256,854
See accompanying notes.


	CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30
(In thousands)

Cash flows from operating activities:                 2010     2009     2008

  Net income                                      $  7,371    3,753    7,968
  Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization          11,507   13,432   11,412
  Deferred income taxes                                683      235    4,812
  Equity in loss of joint venture                        2        6       29
  Gain on sale of equipment and real estate           (325)  (1,020)    (665)
  Gain on condemnation of land                           -        -   (3,111)
  Gain from discontinued operations, net of tax       (315)   4,155      525
  Stock-based compensation                             804      868    1,078
  Net changes in operating assets and liabilities:
   Accounts receivable                                (654)   4,548   (1,085)
   Inventory of parts and supplies                     (49)     197     (102)
   Prepaid expenses and other current assets            91      733   (1,905)
   Other assets                                     (1,052)    (155)    (341)
   Accounts payable and accrued liabilities            (53)  (4,612)   3,391
   Income taxes payable and receivable              (3,285)   2,355   (1,076)
   Long-term insurance liabilities and other
    long-term liabilities                             (335)    (154)  (1,689)
  Net cash provided by operating activities of
    continuing operations                           14,390   24,341   19,241
  Net cash (used in) provided by operating
    activities of discontinued operations           (1,041)     632    3,058
  Net cash provided by operating activities         13,349   24,973   22,299

Cash flows from investing activities:
  Purchase of transportation group property
   and equipment                                    (6,568)  (3,298) (17,124)
  Purchase of real estate group property
   and equipment                                    (4,135) (10,826) (24,192)
  Investment in joint venture                         (495)    (475)    (525)
  Proceeds from the disposal of property,
   plant and equipment                                 833    1,181    6,763
  Proceeds from Notes Receivable                     1,185        -        -
  Net cash used in investing activities of
    continuing operations                           (9,180) (13,418) (35,078)
  Net cash provided by (used in) investing
    activities of discontinued operations                -       38     (134)
  Net cash used in investing activities             (9,180) (13,380) (35,212)

Cash flows from financing activities:
  Repayment of long-term debt                       (4,293)  (4,019)  (3,762)
  Repurchase of Company stock                            -        -   (4,388)
  Excess tax benefits from exercises of stock
   options and vesting of restricted stock             740       80      704
  Exercise of employee stock options                   732      371    1,193
  Net cash (used in) provided by
   financing activities of continuing operations    (2,821)  (3,568)  (6,253)

Net increase (decrease) in
  cash and cash equivalents                          1,348    8,025  (19,166)
Cash and cash equivalents at beginning of year      15,803    7,778   26,944

Cash and cash equivalents at end of year          $ 17,151   15,803    7,778

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest, net of capitalized amounts         $  3,928    3,482    4,565
     Income taxes                                 $  6,043    4,077    2,274

The Company recorded a non-cash transaction for notes receivable from the sale of its flatbed trucking company, Sunbelt Transport, Inc. for $6,890 in August 2009. The Company recorded a non-cash transaction for accounts receivable from condemnation in the amount of $554 in fourth quarter of fiscal 2008.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY - Years ended September 30
(In thousands, except share amounts)
                                                                   Accumu-
                                                                   lated
                                                                   Other
                                                                   Compre-   Total
                                             Capital in            hensive   Share
                               Common Stock   Excess of   Retained Loss, net Holders
                               Shares Amount  Par Value   Earnings of tax    Equity
Balance at October 1, 2007    3,051,064  305     32,154    $98,087  $  (85) 130,461

  Exercise of stock options      39,531    4      1,189                       1,193
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  704                         704
  Stock option compensation                         477                         477
  Restricted stock expense                          206                         206
  Shares granted to Directors     5,000    1        395                         396
  Restricted stock forfeitures   (1,000)
  Shares purchased and cancelled(55,509)  (6)      (585)    (3,798)          (4,389)
  Adoption of FIN48                                            216              216
  Net income                                                 7,968            7,968
  Minimum pension liability,
    net of $74 tax                                                     118      118
  Net actuarial gain retiree
    health net of $3 tax                                                 5        5

Balance at September 30, 2008 3,039,086  304     34,540    102,473      38  137,355

  Exercise of stock options      10,550    1        370                         371
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                   80                          80
  Stock option compensation                         381                         381
  Restricted stock expense                          193                         193
  Shares granted to Directors     4,000             294                         294
  Restricted stock forfeitures     (600)
  Net income                                                 3,753            3,753
  Minimum pension liability,
    net of $5 tax                                                        9        9
  Net actuarial loss retiree
    health net of $17 tax                                              (28)     (28)

Balance at September 30, 2009 3,053,036 $305    $35,858   $106,226     $19 $142,408

  Exercise of stock options      35,700    4        728                         732
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  740                         740
  Stock option compensation                         402                         402
  Restricted stock expense                           48                          48
  Shares granted to Directors     4,000             354                         354
  Restricted stock forfeitures      (40)
  Net income                                                 7,371            7,371
  Minimum pension liability,
    net of $4 tax                                                        7        7
  Net actuarial loss retiree
    health net of $4 tax                                                (6)      (6)

Balance at September 30, 2010 3,092,696 $309    $38,130   $113,597     $20 $152,056


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)
                                           2010       2009       2008
Net income                              $  7,371      3,753      7,968
Other comprehensive income, net of tax:
 Actuarial gain retiree health                (6)       (28)         5
 Minimum pension liability                     7          9        118
Comprehensive income                    $  7,372      3,734      8,091
See accompanying notes.


NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

RECLASSIFICATIONS - In connection with the presentation adopted in March, 2010 of our real estate operations as two reportable segments, two properties in Washington, D.C. and two properties in Duval County, Florida were reclassified out of the Royalties and rent division and the division was renamed the Mining royalty land segment. Historical results have been reclassified to conform to the new segment presentation. Certain reclassifications due to discontinued operation (see note 16) have been made to 2008 and 2009 financials to conform to the presentation adopted in 2010.

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

Accounts receivable are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record estimated bad debts expense as a selling, general and administrative expense. We estimate the net collectability of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms.

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

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves. Reserve estimates are periodically adjusted based upon surveys.

The Company recorded depreciation and depletion expenses for 2010, 2009 and 2008 of $10,908,000, $12,764,000, and $10,708,000, respectively.

The Company periodically reviews property and equipment and intangible assets for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The review of the transportation group assets consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

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

INVESTMENTS - The Company uses the equity method to account for its investment in Brooksville, in which it has a voting interest of 50% and has significant influence but does not have control. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf
of the investee that create additional basis.   The Company regularly monitors
and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

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

STOCK BASED COMPENSATION - The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact is discussed in Footnote 7.

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

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives and salvage values of our vehicles and equipment, provisions for uncollectible accounts receivable and collectability of unrealized rents and notes receivable, estimates of exposures related to our insurance claims plans, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

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

NEW ACCOUNTING PRONOUNCEMENTS - On October 1, 2009, the Company adopted fair value measurement standards codified in ASC Topic 820, "Fair Value Measurements and Disclosures" (ASC 820), for non-financial assets and liabilities. ASC 820 defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On October 1, 2008, the Company adopted this standard with respect to financial assets and liabilities and elected to defer our adoption of this standard for non-financial assets and liabilities. The adoption of these standards did not materially affect the consolidated financial results of the Company.


2.	Transactions with Related Parties.

The Company may have been considered a related party to Vulcan Materials Company (Vulcan). One director of the Company was employed by Vulcan until
September 17, 2010 and is related to two other Company directors.   Those three
directors own under 5% of the stock of Vulcan and 23.6% of the stock of the Company.

The Company, through its transportation subsidiaries, hauls commodities by tank trucks for Vulcan. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to Vulcan.

A summary of revenues derived from Vulcan follows (in thousands):

                                    2010          2009         2008
Transportation                   $ 2,407         1,659        1,952
Real estate                        3,888         4,591        6,052
                                 $ 6,295         6,250        8,004

The Company outsourced certain functions to Vulcan in prior years, including some administrative, and property management functions. The cost of these administrative services was $45,000 in 2008.

A subsidiary of the Company (FRP) has a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $231,000 of such royalties in fiscal 2010 and $158,000 in fiscal 2009. Allocated depletion expense of $7,000 was included in real estate cost of operations for fiscal 2010. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each had a mandatory obligation to fund additional capital contributions of up to $2.15 million. Capital contributions of $1,995,000 have been made by each party as of September 30, 2010. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2010 includes a loss of $2,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain.

In connection with the Joint Venture, the independent directors of the Company also approved certain extensions of lease agreements between FRP and Vulcan on Vulcan's offices in Jacksonville, Florida, the Astatula and Marion Sand mining properties, also in Florida. The Company and Vulcan also agreed that a 2,500 acre tract of the Grandin mining property, in Florida, due to be released will remain subject to the lease and available for future mining.


3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2010       2009
Revolving credit (uncollateralized)   $     -          -
5.6% to 8.6% mortgage notes,
  due in installments through 2027     71,860     76,153
                                       71,860     76,153
Less portion due within one year        4,588      4,293
                                      $67,272     71,860

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2010 is: 2011 - $4,588,000; 2012 - $4,902,000; 2013
- $5,239,000; 2014 - $5,308,000; 2015 - $5,379,000; 2016 and subsequent years -
$46,444,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement with three banks, which matures on December 13, 2013. The Revolver bears interest at a rate of 1.00% over the selected LIBOR, which may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains limitations on availability and restrictive covenants including limitations on paying cash dividends. During fiscal 2010 letters of credit in the amount of $14,204,000 were issued under the Revolver. As of September 30, 2010, $22,796,000 was available for borrowing and $43,306,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2010.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $78,328,000 at September 30, 2010.

During fiscal 2010, 2009 and 2008 the Company capitalized interest costs of $952,000, $1,707,000, and $890,000, respectively.

The Company had $14,853,000 of irrevocable letters of credit outstanding at September 30, 2010. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development.


4.	Leases.

At September 30, 2010, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 24,049
Commercial property                          198,758
                                             222,807
Less accumulated depreciation and depletion   48,847
                                            $173,960

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2010 are as follows: 2011 - $13,016,000; 2012 - $11,666,000; 2013 - $9,891,000; 2014 - $8,712,000; 2015 - $7,243,000; 2016 and
subsequent years $23,101,000.


5. Preferred Shareholder Rights Plan.

On May 5, 1999, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was payable on June 2, 1999. The Rights expired on September 30, 2009 and are no longer exercisable.


6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

                                                Years Ended September 30
                                             2010        2009         2008
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            3,061       3,041        3,033

Common shares issuable under share
 based payment plans which are
 potentially dilutive                           80          76           93

Common shares used for diluted
 earnings per common share                   3,141       3,117        3,126

Net income                                 $ 7,371       3,753        7,968

Earnings per common share
  Basic                                      $2.41        1.23         2.63
  Diluted                                    $2.35        1.20         2.55

For 2010, 2009 and 2008, 37,070, 28,000 and 10,000 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. For 2010, 2009 and 2008, all outstanding restricted shares were included in the calculation of diluted earnings per common share because the unrecorded compensation and tax benefits to be credited to capital in excess of par for all awards of restricted stock were lower than the average price of the common shares, and therefore were dilutive.

7. Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employers are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. In February 2006, 15,960 shares of restricted stock were granted subject to forfeiture restrictions, tied to continued employment that lapsed 25% annually beginning on January 1, 2007 and were fully vested on January 1, 2010. The number of common shares available for future issuance was 227,970 at September 30, 2010.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 37% and 53%, risk-free interest rate of 2.7% to 4.9% and expected life of 5.0 to 7.0 years.

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

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

                                                      Years Ended September 30
                                                    2010        2009        2008

Stock option grants                               $  402         381         315
Restricted stock awards granted in 2006               48         193         206
Annual non-employee Director stock award             354         294         395
Shares purchased in connection with previous
  CEO retirement                                       -           -         162
Modification to accelerate prior awards made
  in connection with CEO retirement                    -           -         216
                                                     804         868       1,294

A summary of changes in outstanding options is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Exercise  Remaining  Grant Date
Options                 Shares    Price     Term (yrs) Fair Value (000's)
Outstanding at
 October 1, 2007        266,611     $31.42       5.9     $ 4,221
  Granted                10,000     $86.24               $   369
  Exercised             (39,531)    $30.17               $   588
  Forfeited              (5,000)    $43.50
Outstanding at
 September 30, 2008     232,080     $33.73       5.0     $ 3,900
  Granted                18,000     $74.43               $   556
  Exercised             (10,550)    $35.20               $   180
  Forfeited              (1,600)    $39.84
Outstanding at
 September 30, 2009     237,930     $36.70       4.5     $ 4,246
  Granted                 9,070     $96.48               $   349
  Exercised             (35,700)    $20.48               $   389
  Forfeited                   -     $    -
Outstanding at
 September 30, 2010     211,300     $42.01       4.1     $ 4,206
Exercisable at
 September 30, 2010     184,330     $36.09       3.4     $ 3,280

Vested during
 Twelve months ended
 September 30, 2010      16,000                          $   435

The following table summarizes information concerning stock options outstanding at September 30, 2010:

                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$51.01 - $76.00               14,400            74.43        8.8
$76.01 - $87.00               12,570            91.59        8.5
                              26,970           $82.43        8.7 years
Exercisable:
$15.00 - $23.00               38,780            21.48        1.8
$23.01 - $34.00               81,000            29.75        2.9
$34.01 - $51.00               45,450            44.29        4.3
$51.01 - $76.00               12,600            64.41        6.0
$76.01 - $87.00                6,500            90.18        8.3
                             184,330           $36.09        3.4 years
Total                        211,300           $42.01        4.1 years

The aggregate intrinsic value of exercisable in-the-money options was $6,420,000 and the aggregate intrinsic value of outstanding in-the-money options was $6,420,000 based on the market closing price of $70.13 on September 30, 2010 less exercise prices. Gains of $1,988,000 were realized by option holders during the twelve months ended September 30, 2010. The realized tax benefit from options exercised for the twelve months ended September 30, 2010 was $762,000. Total compensation cost of options granted but not yet vested as of September 30, 2010 was $775,000, which is expected to be recognized over a weighted-average period of 2.9 years. Fiscal 2008 included stock compensation expense of $180,000 related to the modification to accelerate the vesting of 4,000 shares in connection with the retirement benefits for John E. Anderson, the Company's previous President and CEO, whose retirement was effective February 6, 2008.

A summary of changes in restricted stock awards is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Grant     Remaining  Grant Date
Restricted Stock        Shares    Price     Term (yrs) Fair Value (000's)
Outstanding at
 September 30, 2007      10,800     $63.65       2.3     $   687
  Granted                     0                          $     0
  Vested                 (3,600)    $63.65               $   229
  Forfeited              (1,000)    $63.54                    63
Outstanding at
 September 30, 2008       6,200     $63.67       1.3     $   395
  Granted                     0                          $     0
  Vested                 (3,050)    $63.67               $   194
  Forfeited                (600)    $63.54               $    38
Outstanding at
 September 30, 2009       2,550     $63.70        .3     $   163
  Granted                     0                          $     0
  Vested                 (2,510)    $63.66               $   160
  Forfeited                 (40)    $66.09               $     3
Outstanding at
 September 30, 2010           -     $    -         -     $     -

Fiscal 2008 included stock compensation expense of $36,000 related to the modification to accelerate the vesting of 400 shares in connection with retirement benefits for John E. Anderson, the Company's previous President and CEO, whose retirement was effective February 6, 2008.

8. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2010          2009         2008
Current:
  Federal                   $3,162         3,800          292
  State                        119           777          233
                             3,281         4,577          525
Deferred                       682           245        4,734

  Total                     $3,963         4,822        5,259

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           2010	     2009	      2008
Amount computed at statutory
  Federal rate                           $3,760       4,359       4,715
State income taxes (net of Federal
  income tax benefit)                       460         541         578
Other, net                                 (257)        (78)        (34)
Provision for income taxes               $3,963       4,822       5,259

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

                                           2010	     2009
Deferred tax liabilities:
 Property and equipment                  $16,097     15,819
 Depletion                                   431        421
 Unrealized rents                          1,289      1,285
 Prepaid expenses                          1,633      1,675
  Gross deferred tax liabilities          19,450     19,200
Deferred tax assets:
 Insurance liabilities                     1,735      2,238
 Employee benefits and other               1,457      1,387
Gross deferred tax assets                  3,192      3,625
Net deferred tax liability               $16,258     15,575

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

                                                     2010     2009

Balance at October 1                                 $237      372
Reductions due to lapse of statute of limitations    (154)    (135)
Balance at September 30                                83      237

As of September 30, 2010 there was $61,000 of unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate. Interest and penalties of $22,000 was reflected as a component of the total liability at September 30, 2010. The Company expects a decrease in the liability of up to $32,000 for uncertain tax positions during the next 12 months. The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.


9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $612,000 in 2010, $760,000 in 2009 and $828,000 in 2008.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2010, 2009 and 2008 was $143,000, $136,000 and $191,000, respectively. The accrued benefit under this plan as of September 30, 2010 and 2009 was $1,089,000 and $1,017,000 respectively. On December 5, 2007, the board of directors approved certain retirement benefits for John E. Anderson, the Company's previous President and Chief Executive Officer who retired effective February 6, 2008. Upon Mr. Anderson's retirement, the Company paid him $1,331,000 for his GAAP accrued benefit under the MSP.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for the Company. The plan is contributory and unfunded. The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan as of September 30, 2010 and 2009 was $319,000 and $308,000, respectively. The net periodic postretirement benefit cost was $12,000, $(1,000) and $13,000 for fiscal 2010, 2009, and 2008, respectively.
The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 5.5% for 2010, 6.75% for 2009 and 6.0% for 2008. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 5.5% for 2010, 5.5% for 2009 and 6.75% for 2008. No medical trend is applicable because the Company's share of the cost is frozen.


10. Business Segments.

The Company operates in three reportable business segments. The Company's operations are substantially in the Southeastern and Mid-Atlantic states.

The transportation segment hauls petroleum and other liquids and dry bulk commodities by tank trailers. The Company's real estate operations consist of two reportable segments. The Mining royalty land segment owns real estate including construction aggregate royalty sites and parcels held for investment. The Developed property rentals segment acquires, constructs, and leases office/warehouse buildings primarily in the Baltimore/Northern Virginia/Washington area and holds real estate for future development or related to its developments.

The Company's transportation and real estate groups operate independently and have minimal shared overhead except for corporate expenses. Corporate expenses are allocated in fixed quarterly amounts based upon budgeted and estimated proportionate cost by segment. Unallocated corporate expenses primarily include stock compensation and corporate aircraft expenses. Reclassifications to prior period amounts have been made to be comparable the current presentation.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

                                           2010	        2009	   2008
Revenues:
  Transportation                        $ 89,637       91,420     105,087
  Mining royalty land                      4,510        5,067       5,585
  Developed property rentals              17,191       18,066      18,499
                                        $111,338      114,553     129,171

Operating profit:
  Transportation                        $  9,716       11,468      10,028
  Mining royalty land                      3,696        4,028       4,541
  Developed property rentals               5,126        6,182       7,056
  Corporate expenses:
    Allocated to transportation           (1,480)      (1,617)     (1,665)
    Allocated to mining land                (588)        (551)       (480)
    Allocated to developed property         (883)        (826)       (720)
    Unallocated                           (1,084)      (2,556)     (4,422)
                                          (4,035)      (5,550)     (7,287)
                                        $ 14,503       16,128      14,338

Interest expense:
  Mining royalty land                   $     39           74          71
  Developed property rentals               3,889        3,408       4,480
                                        $  3,928        3,482       4,551

Capital expenditures:
  Transportation                        $  6,568        3,298      17,124
  Mining royalty land                         59           14           4
  Developed property rentals:
    Capitalized interest                     952        1,707         890
    Internal labor                           281          495         948
    Real estate taxes                      1,157          892         293
    Other costs                            1,686        7,718      22,057
                                        $ 10,703       14,124      41,316

Depreciation, depletion and
amortization:
  Transportation                        $  6,143        6,670       6,036
  Mining royalty land                        103          134         193
  Developed property rentals               5,053        5,081       4,688
  Other                                      208        1,558         504
                                        $ 11,507       13,443      11,421

Identifiable assets (less depreciation) at September 30:
  Transportation                        $ 43,100       43,229      45,214
  Discontinued Transportation Operations     542        1,519      17,297
  Mining royalty land                     28,651       28,088      28,064
  Developed property rentals             164,601      164,373     159,175
  Cash                                    17,151       15,803       7,778
  Unallocated corporate assets             3,667        3,842       4,512
                                        $257,712      256,854     262,040

11. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 means the use of quoted prices in active markets for identical assets or liabilities. Level 2 means the use of values that are derived principally from or corroborated by observable market data. Level 3 means the use of inputs are those that are unobservable and significant to the overall fair value measurement.

As of September 30, 2010 the Company had no assets or liabilities measured at fair value on a recurring basis and only one asset recorded at fair value on a non-recurring basis as it was deemed to be other-than-temporarily impaired. The fair value of the corporate aircraft of $1,850,000 is based on level 2 inputs for similar assets in the current market. The fourth quarter of fiscal 2009 included $900,000 for the impairment to estimated fair value of the corporate aircraft. The Company's decision to discontinue its use required adjustment to the lower values of the current economic environment.

The fair value of the note receivable (see Note 16) approximates the unpaid principal balance based upon the interest rate and credit risk of the note. The fair value of all other financial instruments with the exception of mortgage notes (see Note 3) approximates the carrying value due to the short-term nature of such instruments.

The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2010, the carrying amount and fair value of such other long-term debt was $71,860,000 and $73,558,000, respectively. At September 30, 2009, the carrying amount and fair value of other long-term debt was $76,153,000 and $72,750,000, respectively.


12. Contingent Liabilities.

Certain of the Company's subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. There is a reasonable possibility that the Company's estimate of vehicle and workers' compensation liability for the transportation group or discontinued operations may be understated or overstated but the possible range can not be estimated. The liability at any point in time depends upon the relative ages and amounts of the individual open claims. In the opinion of management none of these matters are expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.


13. Commitments.

The Company, at September 30, 2010, had entered into various contracts to develop real estate with remaining commitments totaling $7,355,000, and to purchase transportation equipment for approximately $2,875,000. The Company has committed to make an additional capital contribution of up to $155,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with Vulcan. In July 2008, the Company entered into an agreement to sell the Windlass Run Residential property. Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. The purchase price for the property is $25,075,000, subject to certain potential purchase price adjustments. The agreement of sale is subject to certain contingencies including additional government approvals and closing may be one and one half or more years away. The cost of the property of $5,808,000 is included in Real estate held for investment rather than held for sale because of the original and current expectation that the sale would not be completed within one year.

In February 2010, a subsidiary of the Company, Florida Rock Properties, Inc., entered into an agreement to sell approximately 1,844 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property is $5,200,000, subject to certain deductions. The Company is also donating the value of minerals and aggregates. The Company's book value of the property is $276,000. If the sale closes before January 19, 2011 the Company intends to use the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed on October 22, 2010 by a 1031 intermediary for a purchase price totaling $5,750,000. This property consists of an existing 82,800 square foot warehouse building (52.9% occupied) with an additional 42 acres of partially developed land with a development capacity of 470,000 square feet (a mix of warehouse, office, hotel and flex buildings).


14. Concentrations.

The transportation segment primarily serves customers in the industries in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or these industries could have an adverse effect on our financial statements.

During fiscal 2010, the transportation segment's ten largest customers accounted for approximately 57.3% of the transportation segment's revenue. One of these customers accounted for 21.1% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income. Accounts receivable from the transportation segment's ten largest customers was $2,797,000 and $2,578,000 at September 30 2010 and 2009 respectively.

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


16. Discontinued Operations.

In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers, leased the SunBelt terminal facilities in Jacksonville, Florida for 36 months at a rental of $5,000 per month and leased the terminal facilities in South Pittsburg, Tennessee for 60 months at a rental of $5,000 per month with an option to purchase the Tennessee facilities at the end of the lease for payment of an additional $100,000. The South Pittsburgh lease was recorded as a sale under bargain purchase accounting. The purchase price received for the tractors and trailers and inventories was a $1 million cash payment and the delivery of a Promissory Note requiring 60 monthly payments of $130,000 each including interest at 7%, secured by the assets of the business conveyed. In the quarter ending September 30, 2009 the Company recognized $283,000 in severance costs related to a change-in-control agreement triggered by the sale of SunBelt. The Company retained all pre-closing receivables and liabilities.

SunBelt has been accounted for as discontinued operations in accordance with ASC Topic 205-20 Presentation of Financial Statements - Discontinued
Operations.   All periods presented have been restated accordingly.

In February 2010, a subsidiary of the Company, Florida Rock Properties, Inc., entered into an agreement to sell approximately 1,844 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property is $5,200,000, subject to certain deductions. The Company is also donating the value of minerals and aggregates. The Company's book value of the property is $276,000. The sale is likely to be completed during fiscal 2011. The property had revenue of $729,000 and operating expense of $38,000 in fiscal 2008 from timber sales which has been reclassified to discontinued operations.

A summary of discontinued operations is as follows:

                                2010     2009     2008

Revenue                      $    84   21,250   42,878
Operating expenses              (427)  24,239   43,732
Loss on sale before taxes          -   (3,760)       -
Income (loss) before taxes   $   511   (6,749)    (854)
Income taxes                    (196)   2,594      329
Income (loss) from
  discontinued operations    $   315   (4,155)    (525)


A summary of the loss on sale before income taxes (in thousands):

Carrying amount of assets disposed:
Petty cash                             $      4
Inventory of parts and supplies              88
Prepaid tires on equipment                  643
Land                                        103
Buildings                                   459
Equipment                                24,022
Less accumulated depreciation           (14,013)
Net book value of assets disposed      $ 11,306

Plus liabilities assumed:
Change in control agreement                 283
Real estate taxes of bargain lease           61

Less proceeds from sale:
Cash Payment Received                     1,000
Present value of promissory note          6,565
Present value of bargain lease         _____325

Loss on sale before taxes               $ 3,760


The estimated loss on sale of $3,263,000 was recorded in the quarter ending June 30, 2009. An adjustment to the loss on sale of $214,000 along with the change in control agreement of $283,000 was recorded in the quarter ending September 30, 2009.

The components of the balance sheet are as follows:

					  	        September 30,   September 30,
                                             2010            2009

Accounts receivable                      $      8             142
Other assets                                    -               1
Deferred income taxes                         417           1,249
Property and equipment, net                   117             127
Assets of discontinued operations        $    542           1,519

Accounts payable                         $    154             243
Accrued payroll and benefits                    2             140
Accrued liabilities, other                     61              73
Insurance liabilities                       1,110           3,204
Liabilities of discontinued operations   $  1,327           3,660



17. Subsequent Events

On December 1, 2010 the Company announced a 3-for-1 common stock split. Shareholders of record on January 3, 2011 will receive two additional shares for each share held. The stock split will be effected in the form of a stock dividend which will be paid in newly issued common stock on January 17, 2011. As of December 1, 2010, the Company had 3,092,696 shares of common stock outstanding. After the stock split, the Company will have approximately 9,278,088 shares of common stock outstanding. The effect of this stock split has not been reflected in these financial statements because it will not occur until January 2011.




Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2010, the Company's internal control over financial reporting is effective.


Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors
Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2010, and 2009, and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for years ended September 30, 2010, 2009 and 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years ended September 30, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Hancock Askew & Co., LLP

December 1, 2010
Savannah, Georgia


DIRECTORS AND OFFICERS

Directors

Thompson S. Baker II (1)
President and Chief Executive
Officer of the Company

John D. Baker II (1)
Executive Chairman

Edward L. Baker (1)
Chairman Emeritus

John E. Anderson
Former President and Chief Executive
Officer of Patriot Transportation Holding, Inc.

Charles E. Commander III (2)(4)
Retired Partner
Foley & Lardner

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



Officers

John D. Baker II
Executive Chairman

Thompson S. Baker II
President and Chief Executive Officer

John D. Milton, Jr.
Executive Vice President, Treasurer, Secretary and Chief Financial Officer

David H. deVilliers, Jr.
Vice President
President, FRP Development Corp. and
Florida Rock Properties, Inc.

John D. Klopfenstein
Controller and Chief Accounting Officer

Robert E. Sandlin
Vice President
President, Florida Rock & Tank Lines, Inc.



Patriot Transportation Holding, Inc.

501 Riverside Avenue, Suite 500
Jacksonville, Florida, 32202
Telephone:  (904) 396-5733


Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 2, 2011, at the St. Joe Company building, 245 Riverside Avenue, Jacksonville, Florida, 32202.


Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY  10038

Telephone:  1-800-937-5449




General Counsel

Fowler White Boggs P.A.
Jacksonville, Florida


Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP
Savannah, Georgia


Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)


Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2010 as filed with the Securities and Exchange Commission by writing to the Treasurer at 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


Company Website

The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.