Form 10-K, Exhibit 13
period 2011-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2011-12-08
CIK 844059

Annual Report 2011
CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Amounts in thousands except per share amounts)
                                                          %
                                          2011      2010     Change

Revenues                                $120,106  111,338       7.9
Operating profit                        $ 14,369   14,503      (0.9)
Income from continuing operations       $  6,989    7,056      (0.9)
Discontinued operations, net            $  5,222      315   1,557.8
Net income                              $ 12,211    7,371      65.7

Per common share:
 Income from continuing operations:
  Basic                                 $    .75      .77      (2.6)
  Diluted                               $    .74      .75      (1.3)
 Discontinued operations:
  Basic                                 $    .57      .03   1,800.0
  Diluted                               $    .55      .03   1,733.3
 Net income:
  Basic                                 $   1.32      .80      65.0
  Diluted                               $   1.29      .78      65.4

Total Assets                            $266,390  257,712       3.4
Total Debt                              $ 67,272   71,860      (6.4)
Shareholders' Equity                    $164,447  152,056       8.1
Common Shares Outstanding                  9,288    9,278       0.1
Book Value Per Common Share             $  17.71    16.39       8.1

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

  REAL ESTATE
The growth plan is based on the acquisition, development and management of mining royalty lands and commercial warehouse/office rental properties located in appropriate sub-markets in order to provide long-term positive cash flows and capital appreciation.
To Our Shareholders


Fiscal 2011 proved to be another challenging year in a continuing anemic economy. In our transportation segment we were able to grow not only our revenues but our revenue miles as well. Our headwind was a 29% year over year increase in diesel fuel prices for which our fuel surcharges was not quite able to overcome fully. We also again improved our Preventable Accident Frequency Ratio even though our fiscal 2010 ratio had been quite good.

Our Developed Property Rentals segment made record strides in signing lease commitments for vacant space, signing commitments during the year for some 592 thousand square feet of space. For us that is an all-time record accomplishment. Correspondingly our rental revenues increased as did our occupancy rate. Our management team for this segment achieved these improvements with a smaller staff and less overhead than we had engaged in recent years.

Our Mining Properties segment, on the other hand, was only able to hold its own as the demand for aggregates continued to be weak. Nevertheless, our performance here was still quite profitable and its opportunity for substantial revenue and profitability improvement remains when aggregate demand improves in our markets.

In the first quarter we were pleased to be able to complete the bargain sale of a parcel of property in Caroline County, Virginia, to the Commonwealth of Virginia, wherein we received cash of $5.2 million and donated $5.6 million as a charitable contribution primarily reflecting the underlying aggregate deposits value of $5.1 million. We were able to utilize the sale portion of this transaction as a tax-free like-kind exchange to acquire the Hollander Business Park property in Baltimore, Maryland, with one existing warehouse and numerous other commercial building sites. The substantial tax savings associated with the donation will be useable by us for fiscal 2011 plus the ensuing five taxable years.

Continuing on the performance of our discontinued operations, we were pleased to receive during the fourth quarter of fiscal 2011, prepayment in full of the promissory note received for the FY 2009 sale of the Sunbelt trucking equipment and operations. With this cash payoff we are able to report a $3,875,000 increase in cash year over year.

Turning back to the issue of taxes, we are also pleased to report that during the fiscal year we were blessed with the commencement of an audit of our fiscal year 2008 and 2009 income tax returns by the Internal Revenue Service. The good news is that immediately following the close of the fiscal year we were advised by the IRS auditors that both years would be accepted with no changes to our tax liability proposed!

On the public stock ownership front, our Board approved last December a three for one stock split for stockholders of record on January 3, 2011, which was implemented via a stock dividend on January 17, 2011. While our stock still trades on limited volume, the average volume of shares traded since the effective date of the split has increased.


TRANSPORTATION SEGMENT

Although our operating profit in Transportation was down just slightly year over year, our management team continued to make significant strides in growing our revenues, adding needed drivers, improving our Preventable Accident Frequency Ratio and improving overall team coordination to achieve Company goals and objectives through the discipline of its "ACE" (Achieve Continuous Excellence) incentive program. The biggest difference in the year over year financial performance was attributable to the addition of significant loss reserves for two separate non-preventable incidents that occurred during the last four months of the year. By contrast, in Fiscal 2010, this segment received a reduction in loss reserves that aided its profitability for the year.

Our management team is making strides in growing its business not only by adding customers in existing markets but also in expanding to new markets.
In the coming year this segment will have the opportunity to expand into South Carolina and North Carolina as one of our existing customers expands its footprint and gives us the opportunity to grow with it. We will again be challenged to maintain and improve our safety performance and to improve our customer satisfaction through disciplined attention to detail.


DEVELOPED PROPERTY RENTALS

Coming off fiscal 2011's record performance in square footage leased, our Management team for this segment will again be focused on obtaining quality tenants for buildings in our portfolio that still contain vacant space. We are proud of the improvement during fiscal 2011 from a beginning 72% occupancy rate to an ending 79.8% rate, but will not be planning to construct any new speculative warehouse/office buildings until we are able to get that rate to around the 90% mark where we traditionally operated before the downturn in the markets that occurred in 2008.

We are quite proud of the new partnership with Mid-Atlantic Realty Partners LLC, who we have selected for our commencement of Phase I of our Riverfront on the Anacostia project in Washington, D.C. We are very involved at this time in preparing for execution the detailed governing documents for this venture while we pursue the amendment of our development plan with the authorities in the District of Columbia to enable Phase I to become an apartment rather than office building. We remain optimistic regarding the profit potential for this project but our management team is wisely proceeding carefully so as to preserve the overall quality and value that can be achieved for all four phases of the total project.

Following fiscal year end we were advised by the contracted purchaser for the 121 acre Bird River (now Windlass Run) residential property in southeastern Baltimore County, Maryland, that it did not intend to proceed with the project. We have received the $1 million deposit during October and received all of the permits, drawings, engineering studies and other development studies with respect to this parcel. We remain committed to the realization of true value from this property and will endeavor to complete all entitlements with respect to same in the near future so as to have it ready for subsequent marketing when residential demand returns to this area of Baltimore County.


MINING PROPERTIES SEGMENT

Although total tons sold from these properties actually increased during Fiscal 2011 over Fiscal 2010, the revenues were slightly down as our tenants shifted some tonnages from locations with a higher royalty per ton to locations with a slightly lesser royalty. In the end it is the sluggish construction materials economy that is keeping this segment from achieving its potential but we remain optimistic that as demand for the products returns, our profitability can grow significantly as average pricing for these products still remains higher than in the peak years of 2005 and 2006.
 Our expenses with respect to the revenue streams available from these properties are relatively low compared to our developed property rentals operations such that we continue to like the diversification afforded to our earnings through this segment.


CONCLUSION

We cannot conclude without pointing with some degree of pride to the improvement achieved in our balance sheet during the year despite historically weak economic conditions. Shareholder Equity has improved by more than $12 million dollars (from $152,056,000 to $164,447,000) and cash has increased by $3,875,000. Our conservative posture here affords us the ability to grow this Company significantly in the future when we are able to identify appropriate opportunities. In the interim we continue to work through the discipline of measuring our after-tax returns on capital employed in each of our segments to improve our returns and increase shareholder value.

As you will remember we close this letter each year with special thanks and recognition to the many men and women who work so tirelessly day-in and day-out to help us achieve our goals and objectives. Once again we take this opportunity to say to each and every one of them - "THANK YOU" - for another proud year in this Company's history!

And now in closing we extend our special thanks to you our shareholders and customer for your continued confidence and support as we endeavor to improve our performance for another year in fiscal 2012.



Respectively yours,



John D. Baker II
Executive Chairman



Thompson S. Baker II
President & Chief Executive Officer


OPERATING PROPERTIES

Transportation. During fiscal 2011, the Company's transportation group operated through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. Tank Lines). Tank Lines is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks.

Tank Lines operates from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Macon and Savannah, Georgia; Chattanooga, Knoxville and Nashville, Tennessee; Birmingham and Montgomery, Alabama; and Wilmington, North Carolina.

At September 30, 2011 the transportation group owned and operated a fleet of 415 trucks and 521 trailers plus 3 additional trucks that were being prepared for sale. During fiscal 2011, the transportation group purchased 47 new tractors, 8 used tractors, and 20 trailers. In fiscal 2009 and 2010, the Company purchased 79 new tractors. The fiscal 2012 capital budget includes 49 new tractors and 24 new trailers including binding commitments to purchase 39 tractors and 14 trailers at September 30, 2011. Maintaining a modern fleet has resulted in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. (SunBelt). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers and leased certain facilities.

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. At September 30, 2011, the mining royalty land segment owned the following properties:

1) Locations currently being mined on a total of 10,423 acres include Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2011 totaled 5,252,000 leaving estimated reserves of 346,348,000 tons.

2) Locations under royalty agreements but not currently being mined on a total of 3,575 acres include Ft. Myers, Airgrove/Lake County, Marion County, and Astatula/Lake County Florida, and Forest Park Georgia. These sites have estimated reserves of 73,030,000 tons.

The Ft. Myers residential property in Lee County, Florida is part of a 1,993 acre site under a long-term mining lease to Vulcan. In June, 2010 the Company entered into a letter agreement with Vulcan Materials Company that required modifications to the existing mining lease on our property, such that the mining will be accelerated and the mining plan will be revised to accommodate future construction of up to 105 residential dwelling units around the mined lakes. In return the Company agreed to grant Lee County a right of way for a road and to place a conservation easement on part of the property.

3) The segment owns 2,207 acres of investment properties in Gulf Hammock, Brooksville, Palatka, and Polk County, Florida and Yatesville and
Henderson, Georgia.

4) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company
(FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project. Prior to commencing development of the Project the property will need to be rezoned consistent with the approved entitlements.

Developed Property Rentals. The developed property rentals segment acquires, constructs, leases and manages land and commercial buildings in the Baltimore/Northern Virginia/Washington and Jacksonville, Florida area.

At September 30, 2011, the developed property rentals segment owned 313 acres in 13 developed parcels of land all but one of which are in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres. Five warehouse/office buildings totaling 567,473 square feet exist on the property and are 93% occupied. An agreement to lease 32,700 square feet commenced in November 2011 and increased the occupancy to 99%.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Nine warehouse/office buildings totaling 893,722 square feet exist on 70 of these acres and are 84% occupied. An agreement to lease 30,269 square feet commenced in November 2011 and increased the occupancy to 87%.
 The remaining 14 acres are available for future development and have the potential to offer an additional 210,230 square feet of comparable product.

3) 6920 Tudsbury Road in Baltimore County, Maryland contains 5.3 acres with 86,100 square feet of warehouse/office space that is 100% leased to a single tenant.

4) 8620 Dorsey Run Road in Howard County, Maryland contains 5.8 acres with 85,100 square feet of warehouse/office space that is 100% leased.

5) Rossville Business Center in Baltimore County, Maryland contains approximately 10 acres with 190,517 square feet of warehouse/office space and is 100% leased.

6) 34 Loveton Circle in suburban Baltimore County, Maryland contains 8.5 acres with 33,708 square feet of office space, which is 40% leased including 21% of the space occupied by the Company.

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 62% occupied. An agreement to lease 12,240 square feet commenced in October 2011 which increased the occupancy to 68%.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 93% leased.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 35% leased. Chrysler and General Motors plant closings have reduced demand for space in this market. The remaining 8.8 acres are available for future development and have the potential to offer an additional 93,600 square feet of comparable product.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space, which is 100% leased.

11) Windlass Run Business Park in Baltimore County, Maryland contains 69,474 square feet of warehouse/office space completed September 30, 2008 that is currently 13% occupied. This building is contained within a larger parcel containing approximately 42 acres which when complete is estimated to include 519,824 square feet of total build-out.

12) 155 E. 21st Street in Duval County, Florida contains approximately 6 acres with 68,757 square feet of office space which is 100% leased to Vulcan.

13) Hollander 95 Business Park in Baltimore City, Maryland was purchased on October 22, 2010 and contains 82,800 square feet of warehouse/office space which is 47% leased. An additional 42 acres of partially developed land is available with the potential to offer 490,000 square feet of warehouse, office, hotel and flex buildings.

Additionally at September 30, 2011 the developed property rentals segment owned the following parcels held for future development or appreciation:

1) Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. In July 2008, the Company entered into an agreement to sell the property at a purchase price of $25,075,000 and closing was scheduled to occur in the first quarter of calendar 2012. The purchaser had placed non-refundable deposits of $1,000,000 under this contract in escrow. Preliminary approval for the development as originally contemplated was previously received and the time for any appeals from that approval has expired. In October 2011 the purchaser terminated its agreement to purchase the property and released the $1,000,000 escrow deposit to the company's subsidiary, FRP Bird River, LLC. along with all permits, engineering work, plans and other development work product with regards to the property. The Company intends to continue to complete the entitlement process for this parcel of land for residential development and will market it appropriately as the demand for residential property in this area improves in the future.

2) Patriot Business Park, located in Prince William County, Virginia, is a 73 acre tract of land which is immediately adjacent to the Prince William Parkway, which provides access to I-66. The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. Land development efforts commenced in the summer of 2008 but were placed on hold in April 2009.

3) Anacostia River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The parcel was leased to a subsidiary of Vulcan Materials Company on a month-to-month basis through August 2011. In September 2011 Vulcan commenced a long term lease for a Company owned 2.1 acre tract which is nearby on the same bank of the Anacostia River. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. In November 2009, the Company received a two-year extension for commencement of this project, moving the construction commencement date to June 2013. The Company sought this extension because of negative current market indications.

In July 2011 the Company executed a Letter of Intent with MidAtlantic Realty Partners, LLC. ("MRP") for the formation of a joint venture to develop the first phase of the four-phase Master Development known as RiverFront on the Anacostia in Washington, D.C. adjacent to the Washington Nationals baseball stadium. Under the terms of the Letter of Intent the parties have agreed to seek a modification from the District of Columbia authorities to the existing approved plan for the Master Development to change phase I from an office building to residential apartments. The Letter of Intent contemplates the parties will enter into a formal joint venture agreement wherein the Company will contribute the land comprising phase I to the joint venture in return for a seventy percent (70%) interest in the venture. MRP will contribute capital in the amount necessary for the venture to qualify for a nonrecourse loan for the balance of the estimated construction costs (this MRP contribution is currently estimated to be in the approximate amount of $4,500,000). At this point the Letter of Intent contemplates commencement of construction in the spring of 2013 with lease up scheduled between September of 2014 and July of 2015. The Letter of Intent further contemplates additional incentive promotional returns to MRP but only after FRP and MRP have received a stipulated cumulative return on their contributed capital. The Letter of Intent contemplates no commitments or obligations between the parties with respect to Phases II, III and IV of the Master Development Plan. Negotiations are ongoing with FRP with regard to the final governing documents for the joint venture project.

4) Commonwealth Avenue in Jacksonville, Florida is a 50 acre site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out.

5) Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel was acquired for future commercial development and is projected to contain 900,000 square feet of space when complete. This parcel is currently in a predevelopment planning stage.

Real Estate Group Property Summary Schedule at September 30, 2011 (dollars in thousands)

		Encumb-	     Gross	       Net	         Date	      Revenue
County		rances	   Book Cost 	    Book Value	      Acquired      Fiscal 2011
Mining Royalty Land
Alachua, FL	 $   	     $   1,442	     $  1,314	         4/86	     $	460
Clayton, GA	  	           369	          364	         4/86	   	 78
Fayette, GA	       	     	   685	          623	         4/86		359
Lake, FL		     	   402	          256	         4/86		 63
Lake, FL		         1,083	          115	         4/86		132
Lee, FL		  	         4,696	        4,690	         4/86           366
Monroe, GA		           792	          515	         4/86		517
Muscogee, GA		           324	           67	         4/86		202
Prince William. VA	           299	            1	         4/86		385
Putnam, FL                      15,039         10,887	         4/86	      1,296
Putnam, FL		           321             17  	         4/86	 	  0
Spalding, GA                        20             20 	         4/86	  	  5
Marion, FL	    	         1,184	          585	         4/86		132
Investment Property              1,823          1,164            4/86     	 17
Brooksville Joint Venture        7,412          7,412			        249
	                0       35,891         28,030			      4,261
Developed Property Rentals
Baltimore, MD	    2,190        4,417	        2,036	        10/89		117
Baltimore, MD	    5,159        7,736	        3,922	        12/91	      1,071
Baltimore, MD	    1,767        3,551	        2,410	         7/99		424
Baltimore, MD           0       17,779	       17,386	        12/02	         37
Baltimore City, MD      0        9,007	        8,858	        12/10	        253
Duval, FL	        0        2,957	          269	         4/86	        692
Duval, FL	        0          723	          723	         4/86	          0
Harford, MD	    1,591        3,861	        2,174	         8/95		773
Harford, MD	    2,970        5,707	        3,780	         8/95	      1,169
Harford, MD	    4,421        7,147	        4,371	         8/95	      1,527
Harford, MD	        0        1,579	        1,579	         8/95		  0
Harford, MD	    3,293       10,221	        7,314	         8/95	      1,640
Harford, MD	    2,517       11,722	        9,238	         8/95		910
Howard, MD	    2,307        7,558	        4,097	         9/88	      1,081
Howard, MD	    1,597        3,454	        2,358	         3/00		575
Anne Arun, MD	    1,075        8,837	        4,059	         9/88		998
Anne Arun, MD	    8,910       14,070	       10,724	         5/98	      2,140
Anne Arun, MD	    8,480       12,325	       10,224	         8/04	      1,782
Anne Arun, MD	    4,371        6,061	        5,120	         1/03		644
Anne Arun, MD           0       10,288          9,521	         7/07           294
Norfolk, VA	    6,076        7,512	        5,955	        10/04		792
Prince Wil. VA	        0       13,488	       13,488  	        12/05		  0
Newcastle Co. DE   10,548       13,357	       10,720	         4/04		306
Carroll, MD             0        6,963	        6,963	         3/08		  0
Wash D.C.	        0       18,643	       15,425	         4/86		740
Wash D.C.               0        3,811          3,811	        10/97	    	 79
                   67,272      212,774	      166,525	   	 	     18,044

Grand Totals      $67,272     $248,665       $194,555                       $22,305


Five Year Summary-Years ended September 30
(Amounts in thousands except per share amounts)

                        2011      2010      2009      2008      2007
Summary of Operations:
Revenues             $120,106   111,338   114,553   129,171   111,298
Operating profit     $ 14,369    14,503    16,128    14,338    17,105
Interest expense     $  3,346     3,928     3,482     4,551     3,878
Income from continuing
 operations          $  6,989     7,056     7,908     8,493     8,737
Per Common Share:
Basic                $    .75       .77       .87       .93       .96
Diluted              $    .74       .75       .85       .91       .93
Discontinued
 Operations, net     $  5,222       315    (4,155)     (525)      768
Net income           $ 12,211     7,371     3,753     7,968     9,505
Per Common Share:
Basic                $   1.32       .80       .41       .88      1.05
Diluted              $   1.29       .78       .40       .85      1.01

Financial Summary:
Current assets       $ 34,694    31,772    29,883    41,852    60,665
Current liabilities  $ 18,232    18,095    22,367    28,611    25,571
Property and
 equipment, net      $208,988   198,116   199,013   197,823   176,395
Total assets         $266,390   257,712   256,854   262,040   253,530
Long-term debt       $ 62,370    67,272    71,860    76,153    80,172
Shareholders' equity $164,447   152,056   142,408   137,355   130,461
Net Book Value
 Per common Share    $  17.71     16.39     15.55     15.07     14.25
Other Data:
Weighted average common
 shares - basic         9,284     9,182     9,125     9,098     9,066
Weighted average common
 shares - diluted       9,451     9,424     9,352     9,378     9,394
Number of employees       802       763       761     1,039     1,019
Shareholders of record    497       509       543       549       573

Quarterly Results (unaudited)
(Dollars in thousands except per share amounts)
	             First	     Second	      Third           Fourth
                  2011    2010    2011    2010    2011    2010    2011    2010
Revenues        $28,263  27,500  28,590  27,510  31,947  28,358  31,306  27,970
Operating profit$ 3,188   3,042   3,184   3,067   4,441   4,481   3,556   3,913
Income from continuing
 operations     $ 1,468   1,312   1,505   1,348   2,359   2,500   1,657   1,896
Discontinued
 operations, net$ 4,927      24     178      94      20      99      97      98
Net income      $ 6,395   1,336   1,683   1,442   2,379   2,599   1,754   1,994
Earnings per common share (a):
 Income from continuing operations-
  Basic         $   .16     .14     .16     .15     .25     .27     .18     .21
  Diluted       $   .16     .14     .16     .14     .25     .27     .18     .20
 Discontinued operations-
  Basic         $   .53     .01     .02     .01     .01     .01     .01     .01
  Diluted       $   .52     .00     .02     .01     .00     .01     .01     .01
 Net income-
  Basic         $   .69     .15     .18     .16     .26     .28     .19     .22
  Diluted       $   .68     .14     .18     .15     .25     .28     .19     .21
Market price per common share (b):
    High        $ 32.94   32.79   32.77   31.33   28.65   29.57   26.50   26.72
    Low         $ 22.44   26.56   23.91   27.66   19.99   26.67   18.33   23.38

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

Net income was $12,211,000 or $1.29 per diluted share in fiscal 2011, an increase of 65.7% compared to $7,371,000 or $.78 per diluted share in fiscal 2010. Income from discontinued operations favorably impacted net income due to an after tax gain of $4,999,000 from the exchange of property included in fiscal 2011. Transportation segment results were lower due to two severe non-preventable incidents in the last four months of fiscal 2011 partially offset by lower health benefit claims and higher miles driven. Mining royalty land segment's results were lower due to reduced mining royalties. Developed property rentals segment's results were higher due to higher developed property occupancy offset by higher unbillable maintenance costs, professional fees and depreciation. Diluted earnings per share increased to $1.29 in fiscal 2011 from $.78 in 2010, and were $.40 in 2009.

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

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. At September 30, 2011, the mining royalty land segment owned the following properties:

Locations currently being mined. The segment owns a total of 10,423 acres include Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2011 totaled 5,252,000 leaving estimated reserves of 346,348,000 tons.

Locations under royalty agreements but not currently being mined. The segment owns a total of 3,575 acres include Ft. Myers, Airgrove/Lake County, Marion County, and Astatula/Lake County Florida, and Forest Park Georgia. These sites have estimated reserves of 73,030,000 tons. The Ft. Myers residential property in Lee County, Florida is part of a 1,993 acre site under a long-term mining lease to Vulcan. In June, 2010 the Company entered into a letter agreement with Vulcan Materials Company that required modifications to the existing mining lease on our property, such that the mining will be accelerated and the mining plan will be revised to accommodate future construction of up to 105 residential dwelling units around the mined lakes. In return the Company agreed to grant Lee County a right of way for a road and to place a conservation easement on part of the property.

Investment Properties. The segment owns 2,207 acres of investment properties in Gulf Hammock, Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

Brooksville Quarry LLC.  On October 4, 2006, a subsidiary of the Company
(FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $240,000 of such royalties in fiscal 2011 and $231,000 in fiscal 2010. Allocated depletion expense of $7,000 was included in real estate cost of operations for fiscal 2011. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each had a mandatory obligation to fund additional capital contributions of up to $2,265,000. Capital contributions of $2,109,000 have been made by each party as of September 30, 2011. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2011 includes a loss of $39,000 representing the Company's equity in the loss of the joint venture. The property does not yet have the necessary entitlements for real estate development. Approval to develop real property in Florida entails an extensive entitlements process involving multiple and overlapping regulatory jurisdictions and the outcome is inherently uncertain. In August 2010, the Company received final development approvals from the Hernando County Board of County Commissioners for the proposed project. In September 2010, Hernando County transmitted, as required by state law, the entire approval package to the State Department of Community Affairs (DCA) for a determination of whether the approval package is in compliance with state and local laws. In October 2010, the DCA issued a finding of "not in compliance" with a list of suggested remedial actions which could be taken to bring the approval package into compliance. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project. Prior to commencing development of the Project the property will need to be rezoned consistent with the approved entitlements.

Discontinued Operation. In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property was $5,200,000 and expenses of the sale were $259,000. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000. The Caroline County property has been accounted for as a discontinued operation and all periods presented have been restated accordingly. The Company used all the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed on October 22, 2010 by a 1031 intermediary for a purchase price totaling $5,750,000. This property consists of an existing 82,800 square foot warehouse building (46.9% occupied) with an additional 42 acres of partially developed land with a development capacity of 490,000 square feet (a mix of warehouse, office, hotel and flex buildings).

Developed Property Rentals. The developed property rentals segment acquires, constructs, leases and manages land and commercial buildings in the Baltimore/Northern Virginia/Washington and Jacksonville, Florida area.

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

Operating profit from the leasing of developed buildings has been unfavorably impacted by three newer buildings brought into service since September 2008 along with two nearly vacant buildings in Delaware impacted by automobile plant closings and the residential housing downturn. Occupancy has increased from 72.0% to 79.8% over last fiscal year end as the market for new tenants appears to have improved and traffic for vacant space has increased. The Company is not presently engaged in the construction of any new buildings.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2011:

                                             Total
Development          Location              Sq. feet     % Occupied

Hillside          Anne Arundel Co., MD      567,473        93.0%
Lakeside          Harford Co., MD           893,722        84.0%
Tudsbury          Baltimore Co., MD          86,100       100.0%
Dorsey Run        Howard Co., MD             85,100       100.0%
Rossville         Baltimore Co., MD         190,517       100.0%
Loveton           Baltimore Co., MD          33,708        40.2%
Oregon            Anne Arundel Co., MD      195,615        61.6%
Arundel           Howard Co., MD            162,796        92.7%
Interchange       New Castle Co., DE        303,006        34.7%
Azelea Garden     Norfolk, VA               188,093       100.0%
Windlass Run      Baltimore Co., MD          69,474        12.5%
21st Street       Duval Co., FL              68,757       100.0%
Hollander 95      Baltimore City, MD         82,800        46.9%
                                          2,927,161        79.8%

Average occupancy in fiscal 2011 was 78.6% compared to 73.8% in fiscal 2010 and 84.1% in fiscal 2009. Excluding buildings in service less than 12 months average occupancy in fiscal 2011 was 79.2% compared to 75.8% in fiscal 2010 and 91.0% in fiscal 2009.

In addition to the completed buildings, land is available at these parks to construct additional buildings at Lakeside Business Park (210,230 square feet), Windlass Run (450,300 square feet), Interchange (93,600 square feet), and Hollander 95 (490,000 square feet).

As of September 30, 2011, leases at our properties representing approximately 13%, 12%, 6%, 18% and 3% of the total square footage of buildings completed prior to September 2011 were scheduled to expire in fiscal year 2012, 2013, 2014, 2015 and 2016, respectively. There is currently vacant space in the portfolio. Leasing or renewing these spaces will be critical to future financial results.

Properties held for future development include:

Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. In July 2008, the Company entered into an agreement to sell the property at a purchase price of $25,075,000 and closing was scheduled to occur in the first quarter of calendar 2012. The purchaser had placed non-refundable deposits of $1,000,000 under this contract in escrow. Preliminary approval for the development as originally contemplated was previously received and the time for any appeals from that approval has expired. In October 2011 the purchaser terminated its agreement to purchase the property and released the $1,000,000 escrow deposit to the company's subsidiary, FRP Bird River, LLC. along with all permits, engineering work, plans and other development work product with regards to the property. The Company intends to continue to complete the entitlement process for this parcel of land for residential development and will market it appropriately as the demand for residential property in this area improves in the future.

Patriot Business Park, located in Prince William County, Virginia, is a 73-acre tract of land, which is immediately adjacent to the Prince William Parkway, which provides access to I-66. The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. Land development efforts commenced in the spring of 2008 but were placed on hold in April 2009.

The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The parcel was leased to a subsidiary of Vulcan Materials Company on a month-to-month basis through August 2011. In September 2011 Vulcan commenced a long term lease for a Company owned 2.1 acre tract which is nearby on the same bank of the Anacostia River. In May 2008, the Company received final approval from the Zoning Commission of the District of Columbia of its planned unit development application for the Company's 5.8 acre undeveloped waterfront site on the Anacostia River in Washington, D.C. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. In November 2009, the Company received a two-year extension for commencement of this project, moving the construction commencement date to June 2013. The Company sought this extension because of negative current market indications.

In July 2011 the Company executed a Letter of Intent with MidAtlantic Realty Partners, LLC. ("MRP") for the formation of a joint venture to develop the first phase of the four-phase Master Development known as RiverFront on the Anacostia in Washington, D.C. adjacent to the Washington Nationals baseball stadium. Under the terms of the Letter of Intent the parties have agreed to seek a modification from the District of Columbia authorities to the existing approved plan for the Master Development to change phase I from an office building to residential apartments. The Letter of Intent contemplates the parties will enter into a formal joint venture agreement wherein the Company will contribute the land comprising phase I to the joint venture in return for a seventy percent (70%) interest in the venture. MRP will contribute capital in the amount necessary for the venture to qualify for a nonrecourse loan for the balance of the estimated construction costs (this MRP contribution is currently estimated to be in the approximate amount of $4,500,000). At this point the Letter of Intent contemplates commencement of construction in the spring of 2013 with lease up scheduled between September of 2014 and July of 2015. The Letter of Intent further contemplates additional incentive promotional returns to MRP but only after FRP and MRP have received a stipulated cumulative return on their contributed capital. The Letter of Intent contemplates no commitments or obligations between the parties with respect to Phases II, III and IV of the Master Development Plan. Negotiations are ongoing with FRP with regard to the final governing documents for the joint venture project.

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

COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                     Fiscal Years ended September 30
(dollars in thousands)             2011     %      2010     %      2009     %

Transportation revenue          $ 80,128   82%    77,478   86%    81,570   89%
Fuel surcharges                   17,673   18%    12,159   14%     9,850   11%

Revenues                          97,801  100%    89,637  100%    91,420  100%

Compensation and benefits         34,811   36%    33,699   37%    35,631   39%
Fuel expenses                     22,405   23%    16,828   19%    14,777   16%
Insurance and losses               7,091    7%     6,432    7%     6,712    7%
Depreciation expense               6,154    6%     5,995    7%     6,502    7%
Other, net                         9,943   10%     9,636   11%     8,684   10%
Sales, general & administrative    7,795    8%     7,331    8%     7,646    8%
Allocated corporate expenses       1,574    2%     1,480    2%     1,617    2%

Cost of operations                89,773   92%    81,401   91%    81,569   89%

Operating profit                $  8,028    8%     8,236    9%     9,851   11%

Revenues 2011 vs 2010 - Transportation revenues were $97,801,000 in 2011, an increase of $8,164,000 or 9.1% over 2010. Revenue miles in fiscal 2011 were up 4.6% compared to 2010 due to business growth and a longer average haul length. Fuel surcharge revenue increased $5,514,000. Excluding fuel surcharges, revenue per mile decreased 1.3% over 2010 due to a longer average haul length. The average price paid per gallon of diesel fuel increased by $.76 or 29.0% over 2010.

Revenues 2010 vs 2009 - The Company announced on January 6, 2010 that the transportation group had been unsuccessful in renewing contracts with customers that represented approximately 11.0% of transportation group revenue in fiscal 2009. The Company successfully replaced the majority of the lost business with new business obtained in the remainder of fiscal 2010. Nevertheless, revenue miles in 2010 were down 3.1% compared to fiscal 2009 due to the time involved in replacing the lost business along with lower demand and a more competitive economic climate. Approximately 3.3% of miles during fiscal 2010 were from services related to the contracts that were not renewed. Transportation revenues were $89,637,000 in 2010, a decrease of $1,783,000 or 2.0% over 2009. Fuel surcharge revenue increased $2,309,000. Excluding fuel surcharges, revenue per mile decreased 2.1% over 2009 due to lower revenue per mile on certain replacement business partially offset by a shorter average haul length in the first six months of fiscal 2010. The average price paid per gallon of diesel fuel increased by $.36 or 15.8% over 2009.

Expenses 2011 vs 2010 - The Transportation segment's cost of operations was $89,773,000 in 2011, an increase of $8,372,000 over 2010. The
Transportation segment's cost of operations in 2011 as a percentage of revenue was 92% versus 91% in 2010. Compensation and benefits increased $1,112,000 or 3.3% in 2011 primarily due to the increase in miles driven. Fuel surcharge revenue increased $5,514,000 while fuel cost increased by $5,577,000 leaving a negative impact to operating profit of $63,000. Insurance and losses increased $659,000 compared to 2010 due to two severe non-preventable incidents in the last four months of fiscal 2011 partially offset by lower health benefit claims. Depreciation expense increased $159,000 due to more trucks in service. Other expense increased $307,000 due to higher vehicle repair costs and increased miles driven. Selling general and administrative costs increased $464,000 or 6.3% compared to 2010 due to increased staffing costs. Allocated corporate expenses increased $94,000.

Expenses 2010 vs 2009 - The Transportation segment's cost of operations was $81,401,000 in 2010, a decrease of $168,000 over 2009. The Transportation segment's cost of operations in 2010 as a percentage of revenue was 91% versus 89% in 2009. Compensation and benefits decreased $1,932,000 or 5.4% in 2010 due to the decrease in miles driven, change in the mix of business and lower driver turnover related pay. Fuel surcharge revenue increased $2,309,000 while fuel cost increased by $2,051,000. Insurance and losses decreased $280,000 compared to 2009 due to a $314,000 decrease in group health expense. Depreciation expense decreased $507,000 due to fewer trucks in service and existing trailers becoming fully depreciated. Other expense increased $952,000 primarily due to lower gains on equipment sales partially due to reduced market values of used equipment. Selling general and administrative costs decreased $315,000 or 4.1% compared to 2009 due to increased capitalization of labor. Allocated corporate expenses decreased $137,000 due to reduced allocation to the Transportation segment as a result of the sale of SunBelt.


Mining Royalty Land
                                Fiscal Years ended September 30
(dollars in thousands)          2011     %      2010     %      2009     %

Mining royalty land revenue $  4,261  100%     4,510  100%    5,067   100%

Property operating expenses      492   12%       537   12%      713    14%
Depreciation and depletion       111    3%       103    2%      134     2%
Management company indirect      151    3%       174    4%      192     4%
Allocated corporate expense      650   15%       588   13%      551    11%

Cost of operations             1,404   33%     1,402   31%    1,590    31%

Operating profit            $  2,857   67%     3,108   69%    3,477    69%


Revenues 2011 vs 2010 - Mining royalty land segment revenues for fiscal 2011 were $4,261,000, a decrease of $249,000 or 5.5% compared to $4,510,000 in 2010 due to a shift in tons sold in northern Georgia to a quarry with a lower royalty.

Revenues 2010 vs 2009 - Mining royalty land segment revenues for fiscal 2010 were $4,510,000, a decrease of $557,000 or 11.0% compared to
$5,067,000 in 2009 due to a $594,000 decrease in revenues from timber sales.

Expenses 2011 vs 2010 - The mining royalty land segment's cost of operations increased $2,000 to $1,404,000 in 2011, compared to $1,402,000 in 2010. Property operating expenses decreased $45,000 due to lower professional fees. Depreciation and depletion expenses increased $8,000 due to an increase in mined tons. Management Company indirect expenses (excluding internal allocations for lease related property management fees) decreased $23,000. Allocated corporate expenses increased $62,000.

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


Developed Property Rentals
                                         Fiscal Years ended September 30
(dollars in thousands)                2011  %      2010  %    2009    %

Developed property rentals revenue$ 18,044 100%  17,191 100% 18,066 100%

Property operating expenses          5,578  31%   5,436  32%  5,072  28%
Depreciation and depletion           5,230  29%   5,061  29%  5,081  28%
Management company indirect          1,362   8%   1,568   9%  1,731  10%
Allocated corporate expense            975   5%     883   5%    826   4%

Cost of operations                  13,145  73%  12,948  75% 12,710  70%

Operating profit                  $  4,899  27%   4,243  25%  5,356  30%

Revenues 2011 vs 2010 - Developed property rentals segment revenues increased $853,000 or 5.0% in 2011 to $18,044,000 due to higher occupancy partly offset by reduced tenant reimbursements for snow removal.

Revenues 2010 vs 2009 - Developed property rentals segment revenues decreased $875,000 or 4.8% in 2010 to $17,191,000 due to reduced occupancy partly offset by a $376,000 increase in tenant reimbursements for snow removal.

Expenses 2011 vs 2010 - Developed property segment's cost of operations increased to $13,145,000 in 2011, compared to $12,948,000 in 2010. Property operating expenses increased $142,000 due to higher maintenance costs, utilities, professional fees and property taxes partially offset by a $505,000 reduction in snow removal costs. Depreciation and amortization increased $169,000 due to the purchase of a building. Management Company indirect expenses (excluding internal allocations for lease related property management fees) decreased $206,000 due to reduced salaries. Allocated corporate expenses increased $92,000.

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


Consolidated Results

Operating Profit - Consolidated operating profit was $14,369,000 in fiscal 2011 compared to $14,503,000, a decrease of .9%. Operating profit in the transportation segment decreased $208,000 or 2.5% due to two severe non-preventable incidents in the last four months of fiscal 2011 partially offset by lower health benefit claims and higher miles driven. Operating profit in the mining royalty land segment decreased $251,000 or 8.1% due to reduced mining royalties. Operating profit in the Developed property rentals segment increased $656,000 or 15.5% due to higher occupancy of developed properties offset by higher unbillable maintenance costs, professional fees and depreciation. Consolidated operating profit includes corporate expenses not allocated to any segment in the amount of $1,415,000 in fiscal 2011, an increase of $331,000 compared to the same period last year due to depreciation and an adjustment to the fair value of the corporate aircraft of $411,000 partially offset by lower stock compensation. Consolidated operating profit was $14,503,000 in 2010 compared to $16,128,000 in 2009 a decrease of 10.1%.

Interest income and other - Interest income and other in fiscal 2011 decreased $143,000 due to the prepayment of the note receivable from the sale of SunBelt Transport, Inc. Fiscal 2010 was $356,000 higher than 2009 due to the note receivable from the sale of SunBelt Transport, Inc. in August 2009.

Interest expense - Interest expense for fiscal 2011 decreased $582,000 over 2010 due to declining mortgage interest expense and higher capitalized interest.

Income taxes - Income tax expense for 2011 increased $335,000 over 2010 due to higher earnings and the balance due to smaller amounts of tax credits funded by legislative action related to fiscal 2008 and 2009 expenditures and a smaller reduction in uncertain tax positions related to the expiration of statutes of limitation than the same items in the prior year. Income tax expense for 2010 decreased $859,000 over 2009 due to decreased earnings, a tax credit of $116,000 funded by legislative action related to fiscal 2008 expenditures, lower non-deductible expenses and lower than estimated state income taxes.

Income from continuing operations - Income from continuing operations was $6,989,000 or $.74 per diluted share in 2011, a decrease of .9% compared to $7,056,000 or $.75 per diluted share in 2010. Income from continuing operations was $7,056,000 or $.75 per diluted share in 2010, a decrease of 10.8% compared to $7,908,000 or $0.85 per diluted share in 2009.

Discontinued operations - The after tax income from discontinued operations was $5,222,000 or $.55 per diluted share in fiscal 2011 which included a book gain on the exchange of property of $4,999,000 after tax or $.53 per diluted share. The after tax income from discontinued operations was $315,000 or $.03 per diluted share in fiscal 2010 as a result of favorable insurance reserve adjustments compared to a loss of $4,155,000 or $.45 per diluted share in fiscal 2009. Fiscal 2009 includes a loss on the sale of SunBelt's trucking operation of $2,316,000 after tax or $.25 per diluted share.

Net income - Net income was $12,211,000 or $1.29 per diluted share in fiscal 2011, an increase of 65.7% compared to $7,371,000 or $.78 per diluted share in fiscal 2010. Income from discontinued operations favorably impacted net income due to an after tax gain of $4,999,000 from the exchange of property included in fiscal 2011. Transportation segment results were lower due to two severe non-preventable incidents in the last four months of fiscal 2011 partially offset by lower health benefit claims and higher miles driven. Mining royalty land segment's results were lower due to reduced mining royalties. Developed property rentals segment's results were higher due to higher developed property occupancy offset by higher unbillable maintenance costs, professional fees and depreciation. Diluted earnings per share increased to $1.29 in fiscal 2011 from $.78 in 2010, and were $.40 in 2009.


LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2011, the Company used cash provided by operating activities of continuing operations of $21,243,000, proceeds received on notes of $5,620,000, proceeds from the sale of plant, property and equipment of $763,000, proceeds from the exercise of employee stock options of $538,000, excess tax benefits from the exercise of stock options of $322,000 and cash balances to purchase $6,743,000 in transportation equipment, to purchase Hollander 95 Business Park for $1,222,000 (net of 1031 exchange of $4,941,000), to expend $9,907,000 in real estate development, to invest $114,000 in the Brooksville Joint Venture, to make $4,588,000 scheduled principal payments on long-term debt and to repurchase Company stock for $1,395,000. Cash used in operating activities of discontinued operations was $642,000. Cash increased $3,875,000.

Cash flows from operating activities for fiscal 2011 were $7,252,000 higher than the same period last year primarily due to large income tax payments last year related to the sale of SunBelt and lower insurance payments.

Cash flows used in investing activities for fiscal 2011 were $2,423,000 higher than the same period last year primarily reflecting the purchase and development of Hollander 95 Business Park (net of 1031 exchange of $4,941,000) and increased tenant improvement construction offset by proceeds on notes receivable related to the sale of SunBelt.

Cash flows from financing activities for fiscal 2011 were $2,302,000 higher than fiscal 2010 due to repurchases of Company stock for $1,395,000, lower stock options exercised and an increase in mortgage principal payments.

For fiscal 2010, the Company used cash provided by operating activities of continuing operations of $14,390,000, proceeds received on notes of $1,185,000, proceeds from the sale of plant, property and equipment of $833,000, proceeds from the exercise of employee stock options of $732,000, and excess tax benefits from the exercise of stock options of $740,000 to purchase $6,568,000 in transportation equipment, to expend $4,135,000 in real estate development, to invest $495,000 in the Brooksville Joint Venture and to make $4,293,000 scheduled principal payments on long-term debt. Cash used in operating activities of discontinued operations was $1,041,000. Cash increased $1,348,000. Cash flows from operating activities for fiscal 2010 were $11,624,000 lower than the same period in 2009 primarily due to lower revenues, payment of retained SunBelt liabilities, higher income tax payments related to the sale of SunBelt, overpayment of income taxes, and deposit on real estate. Also, the same period in 2009 included an unusually large decrease in accounts receivable both in continuing operations and discontinued operations resulting from lower fuel surcharge revenues. Cash flows used in investing activities for fiscal 2010 were $4,200,000 lower than fiscal 2009 due to decreased real estate development. Cash flows from financing activities for fiscal 2010 were $747,000 lower than fiscal 2009 due to increased stock options exercised by employees offset by an increase of $274,000 in mortgage principal payments.

In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). The purchase price received for the tractors and trailers and inventories was a $1 million cash payment and the delivery of a Promissory Note requiring 60 monthly payments of $130,000 each including 7% interest, secured by the assets of the business conveyed. Proceeds from the sale of equipment of $923,000 and extra payments of $2,249,000 were partial prepayments to the note in fiscal 2011. This note was paid in full as of September 30, 2011. The Company retained all pre-closing receivables and liabilities. SunBelt has been accounted for as discontinued operations.
 All periods presented have been restated accordingly.

In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property was $5,200,000 and expenses of the sale were $259,000. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000. The Caroline County property has been accounted for as a discontinued operation and all periods presented have been restated accordingly. The Company used all the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed on October 22, 2010 by a 1031 intermediary for a purchase price totaling $5,750,000. This property consists of an existing 82,800 square foot warehouse building (46.9% occupied) with an additional 42 acres of partially developed land with a development capacity of 490,000 square feet (a mix of warehouse, office, hotel and flex buildings).

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement which was renewed on October 1, 2008 to extend the term until December 31, 2013 and to amend the loan covenants. The Revolver contains limitations including limitations on paying cash dividends. As of September 30, 2011 letters of credit in the amount of $12,112,000 were issued under the Revolver. As of September 30, 2011, $24,888,000 of the line was available for borrowing and $51,439,000 of consolidated retained earnings was available for the payment of dividends. The Company was in compliance with all covenants as of September 30, 2011.

The Company had $12,112,000 of irrevocable letters of credit outstanding at September 30, 2011. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods until notice of non-renewal is received by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development. The Company issued replacement letters of credit through the Revolver to reduce fees.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. During fiscal 2011 the Company repurchased 54,600 shares for $1,395,000. No shares were repurchased during fiscal 2010. At September 30, 2011 the Company had $4,230,000 authorized for future repurchases of common stock.

The Company has committed to make an additional capital contribution of up to $156,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Vulcan Materials Company).

The Company currently expects its fiscal 2012 capital expenditures to be approximately $20,979,000 ($11,861,000 for real estate development expansion, $9,118,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $11,948,000.

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2011, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2011:
                                   Payments due by period
                                     Less than     1-3       3-5   More than
                                Total   1 year     years     years   5 years

Mortgages Including Interest $ 95,260    8,997    17,707    16,652    51,904
Operating Leases                  795      389       406         -         -
Purchase Commitments            6,826    6,808         9         9         -
Other Long-Term Liabilities       648      129       131        44       344

       Total obligations     $103,529   16,323    18,253    16,705    52,248


As of September 30, 2011 the Company was committed to make an additional capital contribution of up to $156,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Vulcan Materials Company) which is not included in the table above.


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


CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands, except per share amounts)

                                           2011       2010       2009
Revenues:
  Transportation                        $ 97,801     89,637     91,420
  Mining royalty land                      4,261      4,510      5,067
  Developed property rentals              18,044     17,191     18,066
Total revenues                           120,106    111,338    114,553

Cost of operations:
  Transportation                          89,773     81,401     81,569
  Mining royalty land                      1,404      1,402      1,590
  Developed property rentals              13,145     12,948     12,710
  Unallocated corporate                    1,415      1,084      2,556
Total cost of operations                 105,737     96,835     98,425

Operating profit:
  Transportation                           8,028      8,236      9,851
  Mining royalty land                      2,857      3,108      3,477
  Developed property rentals               4,899      4,243      5,356
  Unallocated corporate                   (1,415)    (1,084)    (2,556)
Total operating profit                    14,369     14,503     16,128

Interest income and other                    303        446         90
Equity in loss of joint venture              (39)        (2)        (6)
Interest expense                          (3,346)    (3,928)    (3,482)

Income before income taxes                11,287     11,019     12,730
Provision for income taxes                 4,298      3,963      4,822
Income from continuing operations          6,989      7,056      7,908

Income (loss) from
 discontinued operations, net              5,222        315     (4,155)
Net income                              $ 12,211      7,371      3,753

Earnings per common share:
 Income from continuing operations-
  Basic                                 $    .75        .77        .87
  Diluted                               $    .74        .75        .85
 Discontinued operations-
  Basic                                 $    .57        .03       (.46)
  Diluted                               $    .55        .03       (.45)
 Net Income-
  Basic                                 $   1.32        .80        .41
  Diluted                               $   1.29        .78        .40

Number of weighted average shares (in thousands) used in computing:
     - basic earnings per common share     9,284      9,182      9,125
     - diluted earnings per common share   9,451      9,424      9,352

See accompanying notes.



CONSOLIDATED BALANCE SHEETS - As of September 30
(In thousands, except share data)
                                                            2011        2010
Assets
Current assets:
  Cash and cash equivalents                              $ 21,026     17,151
  Accounts receivable (net of allowance for doubtful
   accounts of $111 and $83, respectively)                  6,702      5,940
  Federal and state income taxes receivable                    93        930
  Notes receivable                                              -      1,238
  Inventory of parts and supplies                           1,121        665
  Deferred income taxes                                       201          -
  Prepaid tires on equipment                                1,381      1,246
  Prepaid taxes and licenses                                1,860      1,813
  Prepaid insurance                                         2,111      2,185
  Prepaid expenses, other                                      85         62
  Assets of discontinued operations                           114        542
          Total current assets                             34,694     31,772
Property and equipment, at cost:
  Land                                                    100,922     93,707
  Buildings                                               134,475    127,617
  Equipment                                                75,731     72,062
  Construction in progress                                  2,802      1,366
                                                          313,930    294,752
Less accumulated depreciation and depletion               104,942     96,636
                                                          208,988    198,116
Real estate held for investment, at cost                    6,848      7,124
Investment in joint venture                                 7,412      7,344
Goodwill                                                    1,087      1,087
Notes receivable                                                -      4,382
Unrealized rents                                            3,604      3,357
Other assets                                                3,757      4,530
Total assets                                             $266,390    257,712

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  3,948      3,384
  Deferred income taxes                                         -        174
  Accrued payroll and benefits                              4,992      5,255
  Accrued insurance                                         3,303      2,373
  Accrued liabilities, other                                1,053        994
  Long-term debt due within one year                        4,902      4,588
  Liabilities of discontinued operations                       34      1,327
           Total current liabilities                       18,232     18,095
Long-term debt, less current portion                       62,370     67,272
Deferred income taxes                                      16,919     16,084
Accrued insurance                                           2,548      2,483
Other liabilities                                           1,874      1,722
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 9,288,023 and 9,278,088
     shares issued and outstanding, respectively              929        928
  Capital in excess of par value                           38,845     37,511
  Retained earnings                                       124,642    113,597
  Accumulated other comprehensive income, net                  31         20
        Total shareholders' equity                        164,447    152,056
  Total liabilities and shareholders' equity             $266,390    257,712
See accompanying notes.


	CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30
(In thousands)

Cash flows from operating activities:                 2011     2010     2009

  Net income                                      $ 12,211   7,371    3,753
  Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization          12,210   11,507   13,432
  Deferred income taxes                                491      683      235
  Equity in loss of joint venture                       39        2        6
  (Gain) on sale of equipment and real estate         (363)    (325)  (1,020)
  (Income) loss from discontinued operations, net   (5,222)    (315)   4,155
  Stock-based compensation                             704      804      868
  Net changes in operating assets and liabilities:
   Accounts receivable                                (762)    (654)   4,548
   Inventory of parts and supplies                    (456)     (49)     197
   Prepaid expenses and other current assets          (131)      91      733
   Other assets                                       (125)  (1,052)    (155)
   Accounts payable and accrued liabilities          1,290      (53)  (4,612)
   Income taxes payable and receivable               1,140   (3,285)   2,355
   Long-term insurance liabilities and other
    long-term liabilities                              217     (335)    (154)
  Net cash provided by operating activities of
    continuing operations                           21,243   14,390   24,341
  Net cash (used in) provided by operating
    activities of discontinued operations             (642)  (1,041)     632
  Net cash provided by operating activities         20,601   13,349   24,973

Cash flows from investing activities:
  Purchase of transportation group property
   and equipment                                    (6,743)  (6,568)  (3,298)
  Investments in developed property rentals segment(11,129)  (4,076) (10,812)
  Investments in mining royalty land segment             -      (59)     (14)
  Investment in joint venture                         (114)    (495)    (475)
  Proceeds from the sale of property, plant
   and equipment                                       763      833    1,181
  Proceeds received from Notes Receivable            5,620    1,185        -
  Net cash used in investing activities of
    continuing operations                          (11,603)  (9,180) (13,418)
  Net cash provided by investing activities
    of discontinued operations                           -        -       38
  Net cash used in investing activities            (11,603)  (9,180) (13,380)

Cash flows from financing activities:
  Repayment of long-term debt                       (4,588)  (4,293)  (4,019)
  Repurchase of Company stock                       (1,395)       -        -
  Excess tax benefits from exercises of stock
   options and vesting of restricted stock             322      740       80
  Exercise of employee stock options                   538      732      371
  Net cash (used in) financing activities
   of continuing operations                         (5,123)  (2,821)  (3,568)


Net increase in cash and cash equivalents            3,875    1,348    8,025
Cash and cash equivalents at beginning of year      17,151   15,803    7,778

Cash and cash equivalents at end of year          $ 21,026   17,151   15,803


Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest, net of capitalized amounts         $  3,346    3,928    3,482
     Income taxes                                 $  2,411    6,043    4,077

The Company recorded a non-cash transaction from an exchange of real estate of $4,941 in December 2010 along with a related deferred tax liability of $1,792 and a $2,126 permanent tax benefit on the value of donated minerals and aggregates which was recorded as a $303 receivable and $1,823 deferred tax. The Company recorded a non-cash transaction for notes receivable from the sale of its flatbed trucking company, Sunbelt Transport, Inc. for $6,890 in August 2009.

See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY - Years ended September 30
(In thousands, except share amounts)
                                                                  Accumu-
                                                                  lated
                                                                  Other
                                                                  Compre-    Total
                                             Capital in           hensive    Share
                                Common Stock  Excess of  Retained Income,net Holders
                                Shares Amount Par Value  Earnings of tax     Equity
Balance at October 1, 2008    9,117,258  $912   $33,932  $102,473    $38   $137,355

  Exercise of stock options      31,650     3       368                         371
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                   80                          80
  Stock option compensation                         381                         381
  Restricted stock expense                          193                         193
  Shares granted to Directors    12,000     1       293                         294
  Restricted stock forfeitures   (1,800)
  Net income                                                3,753             3,753
  Minimum pension liability,
    net of $5 tax                                                       9         9
  Net actuarial loss retiree
    health net of $17 tax                                             (28)      (28)

Balance at September 30, 2009 9,159,108  $916   $35,247  $106,226     $19  $142,408

  Exercise of stock options     107,100    11       721                         732
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  740                         740
  Stock option compensation                         402                         402
  Restricted stock expense                           48                          48
  Shares granted to Directors    12,000     1       353                         354
  Restricted stock forfeitures     (120)
  Net income                                                7,371             7,371
  Minimum pension liability,
    net of $4 tax                                                       7         7
  Net actuarial loss retiree
    health net of $4 tax                                               (6)       (6)

Balance at September 30, 2010 9,278,088  $928   $37,511  $113,597     $20  $152,056

  Exercise of stock options      54,035     6       532                         538
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  322                         322
  Stock option compensation                         370                         370
  Shares granted to Directors    10,500     1       333                         334
  Share purchased and canceled  (54,600)   (6)     (223)   (1,166)           (1,395)
  Net income                                               12,211            12,211
  Minimum pension liability,
    net of $5 tax                                                       8         8
  Net actuarial gain retiree
    health net of $2 tax                                                3         3

Balance at September 30, 2011 9,288,023  $929   $38,845  $124,642     $31  $164,447

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30
(In thousands)                              2011       2010       2009
Net income                              $ 12,211      7,371      3,753
Other comp. income (loss)net of tax:
 Actuarial gain retiree health                 3         (6)       (28)
 Minimum pension liability                     8          7          9
Comprehensive income                    $ 12,222      7,372      3,734
See accompanying notes.


NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

RECLASSIFICATIONS - In connection with the presentation adopted in March, 2010 of our real estate operations as two reportable segments, two properties in Washington, D.C. and two properties in Duval County, Florida were reclassified out of the Royalties and rent division and the division was renamed the Mining royalty land segment. Historical results have been reclassified to conform to the new segment presentation. Certain reclassifications due to discontinued operations (see note 15) have been made to the 2009 financials to conform to the presentation adopted in 2010.

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

The Company recorded depreciation and depletion expenses for 2011, 2010 and 2009 of $11,548,000, $10,908,000, and $12,764,000, respectively.

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

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage for losses over $250,000 per covered participant per year plus a $48,000 aggregate. The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Claims paid by the Company are charged against the liability. Additionally, the Company maintains an accrued liability for incurred but not reported claims based on historical analysis of such claims. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued.

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

NEW ACCOUNTING PRONOUNCEMENTS - In June 2011, accounting guidance was issued which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. This standard is effective for periods beginning after December 15, 2011. The Company has determined that the adoption of this standard will affect the Company's disclosures but will not have a material effect on the Company's financial position or results of operations.

In May 2011, accounting guidance was issued which generally aligns the principles for fair value measurements and the related disclosure requirements under Generally Accepted Accounting Principles and International Financial Reporting Standards. This guidance requires additional disclosures regarding details about Level 3 fair value measurements, including quantitative information about the significant unobservable inputs used in estimating fair value, a discussion of the sensitivity of the measurement to these inputs and a description of the entity's valuation processes. Disclosures will also be needed concerning any transfers between Level 1 and 2 of the fair value hierarchy (not just significant transfers as previous guidance required) and the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. This standard is effective for periods beginning after December 15, 2011. The Company has determined that the adoption of this standard will affect the Company's disclosures but will not have a material effect on the Company's financial position or results of operations.

In September 2011, the FASB issued an amendment to the goodwill impairment guidance which provides an option for companies to use qualitative approach to test goodwill for impairment if certain conditions are not met. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. The implementation of this amended accounting guidance is not expected to have a material effect on the Company's consolidated financial position and results of operations.


2.	Transactions with Vulcan Materials Company.

The Company previously may have been considered a related party to Vulcan Materials Company (Vulcan). One director of the Company was employed by Vulcan until September 17, 2010 and is related to two other Company directors.

The Company, through its transportation subsidiaries, hauls commodities by tank trucks for Vulcan. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to Vulcan.

A summary of revenues derived from Vulcan follows (in thousands):

                                    2011          2010         2009
Transportation                   $ 3,036         2,407        1,659
Real estate                        3,624         3,888        4,591
                                 $ 6,660         6,295        6,250

A subsidiary of the Company (FRP) has a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $240,000 of such royalties in fiscal 2011 and $231,000 in fiscal 2010. Allocated depletion expense of $7,000 was included in real estate cost of operations for fiscal 2011. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan also contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each had a mandatory obligation to fund additional capital contributions of up to $2,265,000. Capital contributions of $2,109,000 have been made by each party as of September 30, 2011. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2011 includes a loss of $39,000 representing the Company's equity in the loss of the joint venture. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project. Prior to commencing development of the Project the property will need to be rezoned consistent with the approved entitlements.

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


3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2011       2010
Revolving credit (uncollateralized)   $     -          -
5.6% to 8.6% mortgage notes,
  due in installments through 2027     67,272     71,860
                                       67,272     71,860
Less portion due within one year        4,902      4,588
                                      $62,370     67,272

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2011 is: 2012 - $4,902,000; 2013 - $5,239,000;
2014 - $5,308,000; 2015 - $5,379,000; 2016 - $5,516,000; 2017 and subsequent years - $40,928,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement with three banks, which matures on December 13, 2013. The Revolver bears interest at a rate of 1.00% over the selected LIBOR, which may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains limitations on availability and restrictive covenants including limitations on paying cash dividends. Letters of credit in the amount of $12,112,000 were issued under the Revolver. As of September 30, 2011, $24,888,000 was available for borrowing and $51,439,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2011.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $76,595,000 at September 30, 2011.

During fiscal 2011, 2010 and 2009 the Company capitalized interest costs of $1,232,000, $952,000, and $1,707,000, respectively.

The Company had $12,112,000 of irrevocable letters of credit outstanding at September 30, 2011. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development.


4.	Leases.

At September 30, 2011, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 24,048
Commercial property                          214,659
                                             238,707
Less accumulated depreciation and depletion   53,451
                                            $185,256

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2011 are as follows: 2012 - $17,706,000; 2013 - $13,620,000; 2014 - $11,873,000; 2015 - $10,199,000; 2016 - $7,903,000; 2017
and subsequent years $27,196,000.


5. Stock Split.

On December 1, 2010, the board of directors declared a 3-for-1 stock split of the Company's common stock in the form of a stock dividend. The record date for the split was January 3, 2011 and the new shares were issued on January 17, 2011. The total authorized shares remained 25 million and par value of common stock remained unchanged at $.10 per share. All share and per share information presented has been adjusted to reflect this stock split.


6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

                                                Years Ended September 30

                                              2011        2010         2009
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            9,284       9,182        9,125

Common shares issuable under share
 based payment plans which are
 potentially dilutive                          167         242          227

Common shares used for diluted
 earnings per common share                   9,451       9,424        9,352

Net income                                 $12,211       7,371        3,753

Earnings per common share
  Basic                                      $1.32         .80          .41
  Diluted                                    $1.29         .78          .40

For 2011, 2010 and 2009, 140,370, 111,210 and 84,000 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. For 2010 and 2009, all outstanding restricted shares were included in the calculation of diluted earnings per common share because the unrecorded compensation and tax benefits to be credited to capital in excess of par for all awards of restricted stock were lower than the average price of the common shares, and therefore were dilutive.


7. Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. In February 2006, 15,960 shares of restricted stock were granted subject to forfeiture restrictions, tied to continued employment that lapsed 25% annually beginning on January 1, 2007 and were fully vested on January 1, 2010. The number of common shares available for future issuance was 647,250 at September 30, 2011.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 37% and 53%, risk-free interest rate of 1.5% to 4.9% and expected life of 4.0 to 7.0 years.

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

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):
                                                  Years Ended September 30
                                                2011        2010        2009

Stock option grants                           $  370         402         381
Restricted stock awards granted in 2006            -          48         193
Annual non-employee Director stock award         334         354         294
                                                 704         804         868

A summary of changes in outstanding options is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Exercise  Remaining  Grant Date
Options                 Shares    Price     Term (yrs) Fair Value (000's)

Outstanding at
 October 1, 2008        696,240     $11.24       5.0     $ 3,900
  Granted                54,000     $24.81               $   556
  Exercised             (31,650)    $11.73               $   180
  Forfeited              (4,800)    $13.28
Outstanding at
 September 30, 2009     713,790     $12.23       4.5     $ 4,246
  Granted                27,210     $32.16               $   349
  Exercised            (107,100)    $ 6.83               $   389
  Forfeited                   -     $    -
Outstanding at
 September 30, 2010     633,900     $14.00       4.1     $ 4,206
  Granted                29,160     $25.60               $   293
  Exercised             (54,035)    $ 9.95               $   274
  Forfeited              (3,000)    $ 5.84               $     9
Outstanding at
 September 30, 2011     606,025     $14.96       3.5     $ 4,216
Exercisable at
 September 30, 2011     524,197     $13.08       2.8     $ 3,295

Vested during
 Twelve months ended
 September 30, 2011      28,242                          $   298

The following table summarizes information concerning stock options outstanding at September 30, 2011:

                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$18.01 - $27.00               54,060            25.12        8.3
$27.01 - $32.16               27,768            30.16        7.5
                              81,828           $27.01        8.1 years
Exercisable:
$ 5.75 - $ 8.00              105,605             7.40        1.0
$ 8.01 - $12.00              210,000            10.10        2.0
$12.01 - $18.00              126,050            14.75        3.3
$18.01 - $27.00               53,100            22.81        6.2
$27.01 - $32.16               29,442            30.07        7.3
                             524,197           $13.08        2.8 years
Total                        606,025           $14.96        3.5 years

The aggregate intrinsic value of exercisable in-the-money options was $4,167,000 and the aggregate intrinsic value of outstanding in-the-money options was $4,167,000 based on the market closing price of $20.21 on September 30, 2011 less exercise prices. Gains of $869,000 were realized by option holders during the twelve months ended September 30, 2011. The realized tax benefit from options exercised for the twelve months ended September 30, 2011 was $333,000. Total compensation cost of options granted but not yet vested as of September 30, 2011 was $698,000, which is expected to be recognized over a weighted-average period of 2.2 years.


A summary of changes in restricted stock awards is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Grant     Remaining  Grant Date
Restricted Stock        Shares    Price     Term (yrs) Fair Value (000's)

Outstanding at
 September 30, 2008      18,600     $21.22       1.3     $   395
  Granted                     0                          $     0
  Vested                 (9,150)    $21.22               $   194
  Forfeited              (1,800)    $21.18               $    38
Outstanding at
 September 30, 2009       7,650     $21.23        .3     $   163
  Granted                     0                          $     0
  Vested                 (7,530)    $21.22               $   160
  Forfeited                (120)    $22.03               $     3
Outstanding at
 September 30, 2010           -     $    -         -     $     -



8. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2011          2010         2009
Current:
  Federal                   $3,249         3,162        3,800
  State                        566           119          777
                             3,815         3,281        4,577
Deferred                       483           682          245

  Total                     $4,298         3,963        4,822


A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           2011	      2010	   2009
Amount computed at statutory
  Federal rate                           $3,864       3,760       4,359
State income taxes (net of Federal
  income tax benefit)                       473         460         541
Other, net                                  (39)       (257)        (78)
Provision for income taxes               $4,298       3,963       4,822

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

                                            2011       2010
Deferred tax liabilities:
 Property and equipment                  $17,014     16,097
 Depletion                                   436        431
 Unrealized rents                          1,384      1,289
 Prepaid expenses                          1,639      1,633
  Gross deferred tax liabilities          20,473     19,450
Deferred tax assets:
 Insurance liabilities                     2,104      1,735
 Employee benefits and other               1,651      1,457
Gross deferred tax assets                  3,755      3,192
Net deferred tax liability               $16,718     16,258


A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):
                                                     2011     2010

Balance at October 1                                 $ 83      237
Reductions due to lapse of statute of limitations     (32)    (154)
Balance at September 30                              $ 51       83

As of September 30, 2011 there was $38,000 of unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate. Interest and penalties of $13,000 was reflected as a component of the total liability at September 30, 2011. The Company expects a decrease in the liability of up to $51,000 for uncertain tax positions during the next 12 months. The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.


9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $632,000 in 2011, $612,000 in 2010 and $760,000 in
2009.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2011, 2010 and 2009 was $150,000, $143,000 and $136,000, respectively. The accrued benefit under this plan as of September 30, 2011 and 2010 was $1,169,000 and $1,089,000
respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for the Company. The plan is contributory and unfunded.
The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan as of September 30, 2011 and 2010 was $334,000 and $319,000, respectively. The net periodic postretirement benefit cost was $18,000, $12,000 and $(1,000) for fiscal 2011, 2010, and 2009, respectively.
The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 5.0% for 2011, 5.5% for 2010 and 6.75% for 2009. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 5.5% for 2011, 5.5% for 2010 and 5.5% for 2009. No medical trend is applicable because the Company's share of the cost is frozen.


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

The Company's transportation and real estate groups operate independently and have minimal shared overhead except for corporate expenses. Corporate expenses are allocated in fixed quarterly amounts based upon budgeted and estimated proportionate cost by segment. Unallocated corporate expenses primarily include stock compensation and corporate aircraft expenses. Reclassifications to prior period amounts have been made to be comparable to the current presentation.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

                                            2011	        2010
2009
Revenues:
  Transportation                        $ 97,801       89,637      91,420
  Mining royalty land                      4,261        4,510       5,067
  Developed property rentals              18,044       17,191      18,066
                                        $120,106      111,338     114,553

Operating profit:
  Transportation                        $  9,602        9,716      11,468
  Mining royalty land                      3,507        3,696       4,028
  Developed property rentals               5,874        5,126       6,182
  Corporate expenses:
    Allocated to transportation           (1,574)      (1,480)     (1,617)
    Allocated to mining land                (650)        (588)       (551)
    Allocated to developed property         (975)        (883)       (826)
    Unallocated                           (1,415)      (1,084)     (2,556)
                                          (4,614)      (4,035)     (5,550)
                                        $ 14,369       14,503      16,128

Interest expense:
  Mining royalty land                   $     37           39          74
  Developed property rentals               3,309        3,889       3,408
                                        $  3,346        3,928       3,482

Capital expenditures:
  Transportation                        $  6,743        6,568       3,298
  Mining royalty land                          -           59          14
  Developed property rentals:
    Capitalized interest                   1,232          952       1,707
    Internal labor                           603          281         495
    Real estate taxes                      1,212        1,157         892
    Other costs (a)                        8,082        1,686       7,718
                                        $ 17,872       10,703      14,124

(a)	Net of 1031 exchange of $4,941 for fiscal 2011.

Depreciation, depletion and
amortization:
  Transportation                        $  6,269        6,143       6,670
  Mining royalty land                        111          103         134
  Developed property rentals               5,222        5,053       5,081
  Other                                      608          208       1,558
                                        $ 12,210       11,507      13,443

Identifiable net assets at September 30:
  Transportation                        $ 39,001       43,100      43,229
  Discontinued Transportation Operations     114          542       1,519
  Mining royalty land                     28,295       28,651      28,088
  Developed property rentals             175,618      164,601     164,373
  Cash items                              21,026       17,151      15,803
  Unallocated corporate assets             2,336        3,667       3,842
                                        $266,390      257,712     256,854


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

As of September 30, 2011 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis. During fiscal 2011 the corporate aircraft was placed back in service and depreciation was re-commenced. Prior to that it was recorded at fair value based on level 2 inputs for similar assets in the current market on a non-recurring basis as it was deemed to be other-than-temporarily impaired. The fourth quarter of fiscal 2009 and the first quarter of fiscal 2011 included $900,000 and $300,000, respectively, for the impairment to estimated fair value of the corporate aircraft.

The fair value of the note receivable (see Note 15) as of September 30, 2010, approximated the unpaid principal balance based upon the interest rate and credit risk of the note. The note was paid in full as of September 30, 2011. The fair value of all other financial instruments with the exception of mortgage notes (see Note 3) approximates the carrying value due to the short-term nature of such instruments.

The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2011, the carrying amount and fair value of such other long-term debt was $67,272,000 and $70,386,000, respectively. At September 30, 2010, the carrying amount and fair value of other long-term debt was $71,860,000 and $73,558,000, respectively.


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


13. Commitments.

The Company, at September 30, 2011, had entered into various contracts to develop real estate with remaining commitments totaling $1,489,000, and to purchase transportation equipment for approximately $5,319,000. The Company has committed to make an additional capital contribution of up to $156,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with Vulcan.


14. Concentrations.

The transportation segment primarily serves customers in the industries in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or these industries could have an adverse effect on our financial statements.

During fiscal 2011, the transportation segment's ten largest customers accounted for approximately 54.6% of the transportation segment's revenue. One of these customers accounted for 19.8% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income. Accounts receivable from the transportation segment's ten largest customers was $3,115,000 and $2,797,000 at September 30 2011 and 2010, respectively.

The Company places its cash and cash equivalents with high credit quality institutions. At times such amounts may exceed FDIC limits.


15. Discontinued Operations.

In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers, leased the SunBelt terminal facilities in Jacksonville, Florida for 36 months at a rental of $5,000 per month and leased the terminal facilities in South Pittsburg, Tennessee for 60 months at a rental of $5,000 per month with an option to purchase the Tennessee facilities at the end of the lease for payment of an additional $100,000. The South Pittsburgh lease was recorded as a sale under bargain purchase accounting.
The purchase price received for the tractors and trailers and inventories was a $1 million cash payment and the delivery of a Promissory Note requiring 60 monthly payments of $130,000 each including interest at 7%, secured by the assets of the business conveyed. In the quarter ending September 30, 2009 the Company recognized $283,000 in severance costs related to a change-in-control agreement triggered by the sale of SunBelt. As of September 30, 2011 the note receivable has been fully paid and the option to purchase the South Pittsburg facility was completed. The Company retained all pre-closing receivables and liabilities.

SunBelt has been accounted for as discontinued operations in accordance with ASC Topic 205-20 Presentation of Financial Statements - Discontinued
Operations.   All periods presented have been restated accordingly.

In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries.
 The purchase price for the property was $5,200,000, subject to certain deductions. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit.
The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000.

A summary of discontinued operations is as follows (in thousands):

                                                2011     2010     2009

Revenue                                      $    60       84   21,250
Operating expenses                              (302)    (427)  24,239
Gain (Loss) on sale before taxes               4,665        -   (3,760)
Income (loss) before income taxes            $ 5,027      511   (6,749)
Provision for income taxes                       195     (196)   2,594
Income (loss) from discontinued operations   $ 5,222      315   (4,155)


A summary of the loss on sale of SunBelt in August 2009 before income taxes (in thousands):

Carrying amount of assets disposed:
Petty cash                             $      4
Inventory of parts and supplies              88
Prepaid tires on equipment                  643
Land                                        103
Buildings                                   459
Equipment                                24,022
Less accumulated depreciation           (14,013)
Net book value of assets disposed      $ 11,306

Plus liabilities assumed:
Change in control agreement                 283
Real estate taxes of bargain lease           61

Less proceeds from sale:
Cash Payment Received                     1,000
Present value of promissory note          6,565
Present value of bargain lease         _____325

Loss on sale before taxes               $ 3,760

The estimated loss on sale of $3,263,000 was recorded in the quarter ending June 30, 2009. An adjustment to the loss on sale of $214,000 along with the change in control agreement of $283,000 was recorded in the quarter ending September 30, 2009.

The components of the balance sheet are as follows:

					September 30,   September 30,
                                             2011            2010

Accounts receivable                      $      3               8
Deferred income taxes                           4             417
Property and equipment, net                   107             117
Assets of discontinued operations        $    114             542

Accounts payable                         $      -             154
Accrued payroll and benefits                    2               2
Accrued liabilities, other                      3              61
Insurance liabilities                          29           1,110
Liabilities of discontinued operations   $     34           1,327



16.  Subsequent Event.

Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to and west of our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density and plans are being pursued to obtain an appropriate product mix. In July 2008, the Company entered into an agreement to sell the property at a purchase price of $25,075,000 and closing was scheduled to occur in the first quarter of calendar 2012. The purchaser had placed non-refundable deposits of $1,000,000 under this contract in escrow. Preliminary approval for the development as originally contemplated was previously received and the time for any appeals from that approval has expired. In October 2011 the purchaser terminated its agreement to purchase the property and released the $1,000,000 escrow deposit to the company's subsidiary, FRP Bird River, LLC. along with all permits, engineering work, plans and other development work product with regards to the property. The Company intends to continue to complete the entitlement process for this parcel of land for residential development and will market it appropriately as the demand for residential property in this area improves in the future.



Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2011, the Company's internal control over financial reporting is effective.




Report of Independent Registered Certified Public Accounting Firm
The Shareholders and Board of Directors
Patriot Transportation Holding, Inc.
We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2011, and 2010, and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for years ended September 30, 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years ended September 30, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

December 7, 2011
Savannah, Georgia


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


Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 1, 2012, at the St. Joe Company building, 245 Riverside Avenue, Jacksonville, Florida, 32202.


Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY  10038

Telephone:  1-800-937-5449




General Counsel

Fowler White Boggs P.A.
Jacksonville, Florida


Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP
Savannah, Georgia


Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)


Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2011 as filed with the Securities and Exchange Commission by writing to the Treasurer at 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


Company Website

The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.