Form 10-K, Exhibit 13
period 2012-09-30
PATRIOT TRANSPORTATION HOLDING INC
filed 2012-12-06
CIK 844059

Annual Report 2012
CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Amounts in thousands except per share amounts)
                                                          %
                                          2012      2011     Change

Revenues                                $127,514  120,106       6.2
Operating profit                        $ 14,101   14,369      (1.9)
Income from continuing operations       $  7,711    6,989      10.3
Discontinued operations, net            $     97    5,222     (98.2)
Net income                              $  7,808   12,211     (36.1)

Per common share:
 Income from continuing operations:
  Basic                                 $    .82      .75       9.3
  Diluted                               $    .81      .74       9.5
 Discontinued operations:
  Basic                                 $    .01      .57     (98.2)
  Diluted                               $    .01      .55     (98.2)
 Net income:
  Basic                                 $    .83     1.32     (37.1)
  Diluted                               $    .82     1.29     (36.4)

Total Assets                            $275,705  266,390       3.5
Total Debt                              $ 62,370   67,272      (7.3)
Shareholders' Equity                    $174,718  164,447       6.3
Common Shares Outstanding                  9,441    9,288       1.6
Book Value Per Common Share             $  18.51    17.71       4.5

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


Fiscal 2012 was one of great accomplishments in all three of our business segments. Our transportation segment continued to improve its Preventable Accident Frequency Ratio and was recognized in the spring by National Tank Truck Carriers with its first Outstanding Performance Trophy for having the best safety program in the industry and an accident frequency ratio of .340 per million miles. Our mining and royalties segment succeeded in adding an additional aggregate property that will contribute $782,000 annually to that segment's gross income. And our Developed Property Rentals segment set a new annual record of square feet leased during the year with 973,857 square feet, topping last year's previous record of 592,000 square feet!

TRANSPORTATION SEGMENT

Correspondingly each segment experienced its challenges in an economy that remained fiercely competitive with very slow growth. For Transportation the challenge came strongest in the form of increased maintenance costs and the expected higher operating costs associated with geographical expansion. Management responded to each of these challenges. The higher maintenance costs seemed to come from the turbine charged engines from 2007 and later model trucks; as we replace these trucks with newer units we are buying extended warranties on the replacement models to limit our exposure to these high maintenance items in the future. The higher fuel costs are being met with renewed focus on miles per gallon performance and the operational changes that can improve fuel economy. As for the increased costs of geographical expansion, our team is focused on building critical volumes as quickly as possible in our new markets in South Carolina and North Carolina.

While Transportation experienced another decline in its operating margin as a result of these higher costs, our team is still proud of the steady growth it achieved in revenue miles, revenue per mile and total driver count. This segment continues to produce admirable returns on capital after tax and with the continued effort in the Management Initiative known as ACE (for "Achieve Continuous Excellence") we are optimistic that we can turn the tide in the decline in our operating ratio in fiscal 2013.

DEVELOPED PROPERTY RENTALS

The first major challenge to confront this segment occurred in October of 2011 when the purchaser for the property known to us as the Bird River Residential property advised that it did not intend to go forward with the purchase and was delivering up its $1,000,000 plus deposit plus all the plans, specs and regulatory work on the site. Our management team wasted no time in picking up the completion of the entitlement process for this site while exploring the market for alternative buyers. As we closed the year in September of 2012, we had entered into a non-binding letter of intent to sell this tract in two parts to a new purchaser over the next six to 24 months for a combined sales price of $18,800,000. Not as good as the original abandoned contract but an excellent price representing a substantial profit for our efforts on this site.

We have already mentioned the record number of square feet leased during the year and this record achievement powered an improvement in occupancy as well.
 We closed fiscal 2011 with a 79.8% occupancy; we closed fiscal 2012 with an 88.7% occupancy. During fiscal 2012 we recommenced development work at our Patriot Business Park near Manassas, Virginia, where we have one site under a pending sale contract and another leased under a build to suit contract with occupancy scheduled to begin in the first quarter of calendar year 2013. Throughout the year rental revenues continued to rise with the increasing occupancy, with an overall revenue increase year over year of 8.4%.

Our signature development project on the Anacostia River next to the Washington Nationals baseball park has made progress charting its rezoning effort from office building to apartment building for Phase I through the District of Columbia regulatory environment. As this letter goes to press the Zoning Commission has given the requested change its blessing and the formal process for receipt of final approval should be completed by January 2013. In the interim we have booked a new one-time expense for this site of $1,771,000 for the lower range of estimates received for the cost to excavate and treat contaminated soil in connection with the anticipated construction on Phase I.
 While we strongly believe that this expense by lease terms and by law rightfully falls on our prior tenant for the site, we have not yet received such tenant's commitment to take on this responsibility and so are accruing this expense to reassure our joint venture partner, MRP that this environmental issue will not adversely affect the anticipated construction cost of our apartment project on Phase I of the site.

MINING AND ROYALTIES

Fiscal 2012 saw little change in the overall demand for construction aggregates in the markets where our properties lie, but our addition of a new property did enable us to increase our revenues and operating profit from this segment over fiscal 2011. We continue to like the long-term prospects potentially available from this segment's activities and will endeavor to grow these activities where the right opportunities are presented.

Looking at our Company as a whole we are optimistic that we can continue to grow our returns in all three segments. While our Transportation segment produced 49% of our operating profit in fiscal 2012, it utilizes only about 16% of our asset book value leaving us with a continuing challenge to improve our contributions to shareholder value from the other 84% of our asset book value. As we enter fiscal 2013 we accept that challenge and pledge our efforts to continue to grow shareholder value, which measured on our book value grew some 6.25% during fiscal 2012 over year end 2011.

CONCLUSION

We will conclude this letter as in years past by saying a strong and sincere thank you to you our shareholders and customers for your continued faith in us and our operations. All that we are able to accomplish comes as a result of the daily efforts of those wonderful men and women who are our cherished employees -- without whose devoted efforts we could not operate! As always we say a heartfelt thank you to each and every one of them and their families for their dedicated service. Working together in the coming months, we will strive to make our fiscal 2013 another meaningful year of progress for all of us - SHAREHOLDERS, CUSTOMERS AND EMPLOYEES ALIKE!


Respectively yours,

John D. Baker II
Executive Chairman


Thompson S. Baker II
President & Chief Executive Officer


OPERATING PROPERTIES

Transportation. During fiscal 2012, the Company's transportation group operated through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines). Tank Lines is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks.

Tank Lines operates from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Macon and Savannah, Georgia; Chattanooga, Knoxville and Nashville, Tennessee; Birmingham and Montgomery, Alabama; Wilmington, North Carolina; and Spartanburg, South Carolina.

At September 30, 2012 the transportation group owned and operated a fleet of 419 trucks and 517 trailers plus 1 additional truck being prepared for service and 1 additional truck that was being prepared for sale. During fiscal 2012, the transportation group purchased 65 new tractors and 31 trailers. In fiscal 2010 and 2011, the Company purchased 110 new tractors. The fiscal 2013 capital budget includes 96 new tractors and 29 new trailers including binding commitments to purchase 51 tractors and 4 trailers at September 30, 2012. We are replacing a larger than average number of tractors purchased prior to 2007 engine changes required by the EPA. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. (SunBelt). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers and leased certain facilities.

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. In May 2012 the Company acquired approximately 1,200 acres near Lake Louisa, Florida which is west of Orlando, Florida for a purchase price of $11 million. The Company simultaneously executed a long-term royalty lease under which it receives a minimum monthly royalty payment until the tenant receives the necessary permits and begins mining sand. At September 30, 2012, the mining royalty land segment owned the following properties:

1) Locations currently being mined on a total of 10,423 acres in Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2012 totaled 4,463,000 leaving estimated reserves of 341,113,000 tons.

2) Locations under royalty agreements but not currently being mined on a total of 4,771 acres in Ft. Myers, Airgrove/Lake County, Marion County, Astatula/Lake County, and Lake Louisa, Florida, and Forest Park Georgia. These sites have estimated reserves of 96,558,000 tons.

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

4) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company
(FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012.

Developed Property Rentals. The developed property rentals segment acquires, constructs, leases and manages land and commercial buildings in the Baltimore/Northern Virginia/Washington and Jacksonville, Florida area.

At September 30, 2012, the developed property rentals segment owned 331 acres in 13 developed parcels of land all but one of which are in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres. Four warehouse/office buildings and one suburban office building totaling 567,473 square feet exist on the property and are 99% occupied.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Nine warehouse/office buildings totaling 893,722 square feet exist on 64 of these acres and are 100% occupied. The remaining 20 acres are available for future development and have the potential to offer an additional 309,330 square feet of comparable product.

3) 6920 Tudsbury Road in Baltimore County, Maryland contains 5.3 acres with 86,100 square feet of warehouse/office space that is 100% occupied by a single tenant.

4) 8620 Dorsey Run Road in Howard County, Maryland contains 5.8 acres with 85,100 square feet of warehouse/office space that is 100% occupied.

5) Rossville Business Center in Baltimore County, Maryland contains approximately 10 acres with 190,517 square feet of warehouse/office space and is 100% occupied.

6) 34 Loveton Circle in suburban Baltimore County, Maryland contains 8.5 acres with 33,708 square feet of office space, which is 41% occupied including 24% of the space occupied by the Company. An agreement to lease 13,500 square feet is scheduled to commence February 2013 and will increase occupancy to 81%.

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 73% occupied.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 92% occupied.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 49% occupied. Chrysler and General Motors plant closings in 2008 continued to keep a reduced demand for space in this market. The remaining
8.8 acres are available for excess trailer storage or an additional 93,600 square feet of comparable product.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space, which is 100% occupied.

11) Windlass Run Business Park in Baltimore County, Maryland contains 69,474 square feet of warehouse/office space on 4.7 acres that is currently 43% occupied. An additional 51 acres of fully developed land is available with the potential to offer 450,350 square feet of warehouse, office, flex and retail buildings.

12) 155 E. 21st Street in Duval County, Florida contains approximately 6 acres with 68,757 square feet of office space which is 100% leased to Vulcan.

13) Hollander 95 Business Park in Baltimore City, Maryland was purchased in October of 2010 and contains 82,800 square feet of warehouse/office space on
3.8 acres which is 47% leased. An additional 42 acres of partially developed land is available with the potential to offer 470,000 square feet of warehouse, office, hotel and flex buildings.

Additionally at September 30, 2012 the developed property rentals segment owned the following parcels held for future development or appreciation:

1) Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density. In July 2008, the Company entered into an agreement to sell the property at a purchase price of $25,075,000 and closing was scheduled to occur in the first quarter of calendar 2012. The contract purchaser had placed non-refundable deposits of $1,000,000 under this contract in escrow. In October 2011 the contract purchaser terminated its agreement to purchase the property and released the $1,000,000 escrow deposit to the company's subsidiary, FRP Bird River, LLC. along with all permits, engineering work, plans and other development work product with regards to the property. The Company continued the entitlement process for this parcel of land for residential development as a planned unit development (PUD) and was successful in receiving approval for up to 412 dwelling units. In September the Company received a non-binding letter of intent to sell the phase 1 of the property in fiscal 2013 for $7.9 million and the balance for $10.9 million approximately 18 months later.

2) Patriot Business Park, located in Prince William County, Virginia, is a 73 acre tract of land which is immediately adjacent to the Prince William Parkway, which provides access to I-66 and the Washington D.C. Beltway (I-
495). The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. The Company has resumed development of Patriot Business Park effective April 1, 2012 due to two recent developments. On February 15, 2012, the Company signed an agreement to sell 15.18 acres of land at the site for a purchase price of $4,774,577 which would result in a profit on the sale if completed. The Company also entered into a build to suit lease signed April 2 for a 117,600 square foot building which is currently under construction and scheduled for completion and occupancy in the first quarter of calendar 2013.

3) Anacostia River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The parcel was leased to a subsidiary of Vulcan Materials Company from 1986 through August 2011. In September 2011 Vulcan commenced a long term lease for a Company owned 2.1 acre tract which is nearby on the same bank of the Anacostia River. The approved planned unit development for the 5.8 acre parcel permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. ("MRP") to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The Contribution Agreement provides that the formation of the Joint Venture will be subject to customary conditions precedent, including approval of a planned unit development, zoning modification and extension of the existing PUD to provide for approximately 300,000 square feet of residential development (including approximately 18,000 square feet of retail) on the Property in lieu of 250,000 square feet of commercial office space (including some retail) as currently approved for phase 1 of the master development. If these conditions are satisfied, the parties will enter into a formal joint venture agreement wherein the Company will contribute the land comprising phase I to the joint venture in return for approximately a fifty percent (50%) interest in the venture. MRP will contribute capital of $4,500,000 to the joint venture. MRP will raise any additional equity capital (currently estimated to be $11,000,000, subject to revision based on various factors) and obtain a nonrecourse loan for the balance of the estimated construction and lease up costs. At this point the Company anticipates commencement of construction of Phase I in early 2014 with lease up scheduled between late 2015 and all of 2016.

4) Commonwealth Avenue in Jacksonville, Florida is a 50 acre site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out. During the summer of 2012 this property was placed under contract for sale as a reverse 1031 exchange for the purchase of mining land near Lake Louisa, Florida. The sale closed in November, 2012 for a sale price of $2 million which will result in a gain of $1.1 million before income taxes in fiscal 2013.

5) Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel was acquired for future commercial development and is projected to contain 900,000 square feet of space when complete. This parcel is currently in a predevelopment planning stage.

Real Estate Group Property Summary Schedule at September 30, 2012 (dollars in thousands)

		Encumb-	     Gross	       Net	         Date	      Revenue
County		rances	   Book Cost 	    Book Value	      Acquired      Fiscal 2012
Mining Royalty Land
Alachua, FL	 $   	    $  1,442	     $  1,311	         4/86	     $   387
Clayton, GA		 	 369	          364	         4/86		  80
Fayette, GA	       	     	 685	          622	         4/86		 279
Lake, FL		     	 402	          256	         4/86		  69
Lake, FL		       1,083	          115	         4/86		 132
Lake Louisa, FL		      11,039	       11,039	         5/12		 282
Lee, FL		  	       4,696	        4,690	         4/86            453
Monroe, GA		         792	          514	         4/86		 451
Muscogee, GA		         324	           43	         4/86		 264
Prince William. VA	         299	            0	         4/86		 302
Putnam, FL                    15,039           10,819	         4/86	       1,314
Putnam, FL		         300               17  	         4/86		   0
Spalding, GA                      20               20 	         4/86		   5
Marion, FL	    	       1,184	          585	         4/86		 134
Investment Property            1,823            1,158            4/86     	  79
Brooksville Joint Venture      7,521            7,521		                 252
	                0     47,018           39,074	                       4,483
Developed Property Rentals
Baltimore, MD	    2,103      4,850	        2,100	        10/89		 100
Baltimore, MD	    4,773      7,801	        3,792	        12/91	       1,335
Baltimore, MD	    1,632      3,551	        2,312	         7/99		 462
Baltimore, MD           0     18,350	       17,822	        12/02	         124
Baltimore City, MD      0     10,007	        9,693	        12/10	         182
Duval, FL	        0      2,957	          247	         4/86	         730
Duval, FL	        0        732	          732	         4/86	           0
Harford, MD	    1,399      3,861	        2,049	         8/95		 757
Harford, MD	    2,699      5,749	        3,666	         8/95	       1,100
Harford, MD	    4,115      7,147	        4,182	         8/95	       1,542
Harford, MD	        0      1,579	        1,579	         8/95		   0
Harford, MD	    3,089     10,221	        6,972	         8/95	       1,727
Harford, MD	    2,342     12,417	        9,574	         8/95	       1,027
Howard, MD	    1,989      7,586	        3,932	         9/88	       1,091
Howard, MD	    1,475      3,454	        2,281	         3/00		 562
Anne Arun, MD	      655      9,392	        4,422	         9/88		 867
Anne Arun, MD	    8,166     14,070	       10,343	         5/98	       2,110
Anne Arun, MD	    7,775     12,325	        9,887	         8/04	       1,789
Anne Arun, MD       4,197      6,061	        4,925	         1/03		 704
Anne Arun, MD           0     10,926            9,762	         7/07          1,206
Norfolk, VA	    5,834      7,512	        5,733	        10/04		 805
Prince Wil. VA	        0     19,421	       19,421  	        12/05		   0
Newcastle Co. DE   10,127     13,778	       10,735	         4/04		 530
Carroll, MD             0      6,984	        6,984	         3/08		   0
Wash D.C.	        0     18,525	       15,058	         4/86		   0
Wash D.C.               0      3,811            3,811	        10/97	    	 805
                   62,370    223,067	      172,014	   	 	      19,555

Grand Totals      $62,370   $270,085         $211,088                        $24,038



Five Year Summary-Years ended September 30
(Amounts in thousands except per share amounts)

                        2012      2011      2010      2009      2008
Summary of Operations:
Revenues             $127,514   120,106   111,338   114,553   129,171
Operating profit     $ 14,101    14,369    14,503    16,128    14,338
Interest expense     $  2,638     3,346     3,928     3,482     4,551
Income from continuing
 operations          $  7,711     6,989     7,056     7,908     8,493
Per Common Share:
Basic                $    .82       .75       .77       .87       .93
Diluted              $    .81       .74       .75       .85       .91
Discontinued
 Operations, net     $     97     5,222       315    (4,155)     (525)
Net income           $  7,808    12,211     7,371     3,753     7,968
Per Common Share:
Basic                $    .83      1.32       .80       .41       .88
Diluted              $    .82      1.29       .78       .40       .85

Financial Summary:
Current assets       $ 26,919    34,694    31,772    29,883    41,852
Current liabilities  $ 20,165    18,232    18,095    22,367    28,611
Property and
 equipment, net      $228,021   208,988   198,116   199,013   197,823
Total assets         $275,705   266,390   257,712   256,854   262,040
Long-term debt       $ 57,131    62,370    67,272    71,860    76,153
Shareholders' equity $174,718   164,447   152,056   142,408   137,355
Net Book Value
 Per common Share    $  18.51     17.71     16.39     15.55     15.07
Other Data:
Weighted average common
 shares - basic         9,360     9,284     9,182     9,125     9,098
Weighted average common
 shares - diluted       9,474     9,451     9,424     9,352     9,378
Number of employees       828       802       763       761     1,039
Shareholders of record    505       497       509       543       549



Quarterly Results (unaudited)
(Dollars in thousands except per share amounts)
	   First	           Second	  Third           Fourth
                  2012    2011    2012    2011    2012    2011    2012    2011
Revenues        $30,359  28,263  31,326  28,590  33,030  31,947  32,799  31,306
Operating profit$ 3,214   3,188   3,444   3,184   4,891   4,441   2,552   3,556
Income from continuing
 operations     $ 2,125   1,468   1,639   1,505   2,676   2,359   1,271   1,657
Discontinued
 operations, net$    (1)  4,927       4     178       8      20      86      97
Net income      $ 2,124   6,395   1,643   1,683   2,684   2,379   1,357   1,754
Earnings per common share (a):
 Income from continuing operations-
  Basic         $   .23     .16     .18     .16     .29     .25     .13     .18
  Diluted       $   .23     .16     .17     .16     .28     .25     .13     .18
 Discontinued operations-
  Basic         $   .00     .53     .00     .02     .00     .01     .01     .01
  Diluted       $   .00     .52     .00     .02     .00     .00     .01     .01
 Net income-
  Basic         $   .23     .69     .18     .18     .29     .26     .14     .19
  Diluted       $   .23     .68     .17     .18     .28     .25     .14     .19
Market price per common share (b):
    High        $ 24.54   32.94   24.26   32.77   23.53   28.65   27.88   26.50
    Low         $ 18.94   22.44   20.50   23.91   19.01   19.99   22.46   18.33

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

The Company's real estate business is operated through two subsidiaries:
Florida Rock Properties, Inc. and FRP Development Corp. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C.
 The Company's real estate operations consist of two reportable segments. The Mining royalty land segment owns real estate including construction aggregate royalty sites and parcels held for investment. The Developed property rentals segment acquires, constructs, leases, and manages office/warehouse buildings primarily in the Baltimore/Northern Virginia/Washington area and holds real estate for future development or related to its developments.

Net income - Net income was $7,808,000 or $.82 per diluted share in fiscal 2012, a decrease of 36.1% compared to $12,211,000 or $1.29 per diluted share in fiscal 2011. Income from discontinued operations favorably impacted fiscal 2011 net income due to an after tax gain of $4,999,000 from the exchange of property. Transportation segment results were lower due to increased workers compensation and health insurance claims along with a rise in fuel costs, higher vehicle repairs, increased tire prices and cost of growth initiatives partially offset by higher gains on equipment sales, incremental profits on increased revenues and two severe non-preventable incidents in the last four months of fiscal 2011. Mining royalty land segment's results were higher due to new property royalties, higher timber sales and reduced allocation of indirect management costs to this segment. Developed property rentals segment's results were lower due to a $1,771,000 environmental remediation expense before income taxes, higher maintenance costs and professional fees partially offset by higher occupancy and lower real estate taxes. Diluted earnings per share decreased to $.82 in fiscal 2012 from $1.29 in 2011, and were $.78 in 2010.

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

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. In May 2012 the Company acquired approximately 1,200 acres near Lake Louisa, Florida which is west of Orlando, Florida for a purchase price of $11 million. The Company simultaneously executed a long-term royalty lease under which it receives a minimum monthly royalty payment until the tenant receives the necessary permits and begins mining sand. At September 30, 2012, the mining royalty land segment owned the following properties:

Locations currently being mined. The segment owns a total of 10,423 acres in Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2012 totaled 4,463,000 leaving estimated reserves of 341,113,000 tons.

Locations under royalty agreements but not currently being mined. The segment owns a total of 4,771 acres in Ft. Myers, Airgrove/Lake County, Marion County, Astatula/Lake County, and Lake Louisa, Florida, and Forest Park Georgia. These sites have estimated reserves of 96,558,000 tons.

Investment Properties. The segment owns 2,207 acres of investment properties in Gulf Hammock, Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012.

Discontinued Operation. In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property was $5,200,000 and expenses of the sale were $259,000. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000. The Caroline County property has been accounted for as a discontinued operation and all periods presented have been restated accordingly. The Company used all the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed in October of 2010 by a 1031 intermediary for a purchase price totaling $5,750,000. This property consists of an existing 82,800 square foot warehouse building (46.9% occupied) with an additional 42 acres of partially developed land with a development capacity of 470,000 square feet (a mix of warehouse, office, hotel and flex buildings).

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

Developed property rentals occupancy has increased from 79.8% to 88.7% over last fiscal year end as the market for new tenants has improved and traffic for vacant space has increased. Occupancy at September 30, 2012 and 2011 included 98,993 square feet or 3.4% and 104,226 square feet or 3.6% respectively for temporary space under less than full market lease rates. The Company has resumed development of Patriot Business Park effective April 1, 2012 due to two recent developments. On February 15, 2012, the Company signed an agreement to sell 15.18 acres of land at the site for a purchase price of $4,774,577 which would result in a profit on the sale if completed. The Company also entered into a build to suit lease signed April 2 for a 117,600 square foot building which is currently under construction and scheduled for completion and occupancy in the first quarter of calendar 2013.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2012:

                                             Total
Development          Location              Sq. feet     % Occupied

Hillside          Anne Arundel Co., MD      567,473        98.8%
Lakeside          Harford Co., MD           893,722       100.0%
Tudsbury          Baltimore Co., MD          86,100       100.0%
Dorsey Run        Howard Co., MD             85,100       100.0%
Rossville         Baltimore Co., MD         190,517       100.0%
Loveton           Baltimore Co., MD          33,708        40.7%
Oregon            Anne Arundel Co., MD      195,615        72.5%
Arundel           Howard Co., MD            162,796        91.6%
Interchange       New Castle Co., DE        303,006        49.4%
Azelea Garden     Norfolk, VA               188,093       100.0%
Windlass Run      Baltimore Co., MD          69,474        42.6%
21st Street       Duval Co., FL              68,757       100.0%
Hollander 95      Baltimore City, MD         82,800        46.9%
                                          2,927,161        88.7%

Average occupancy in fiscal 2012 was 85.1% compared to 78.6% in fiscal 2011 and 73.8% in fiscal 2010.

In addition to the completed buildings, land is available at these parks to construct additional buildings at Lakeside Business Park (309,330 square feet), Windlass Run (450,300 square feet), Interchange (93,600 square feet), and Hollander 95 (470,000 square feet).

As of September 30, 2012, leases at our properties representing approximately 8%, 9%, 18%, 11% and 11% of the total square footage of buildings completed prior to September 2012 were scheduled to expire in fiscal year 2013, 2014, 2015, 2016 and 2017, respectively. There is currently vacant space in the portfolio. Leasing or renewing these spaces will be critical to future financial results.

Properties held for future development include:

Windlass Run Residential (previously Bird River), located in southeastern Baltimore County, Maryland, is a 121 acre tract of land adjacent to our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density. In July 2008, the Company entered into an agreement to sell the property at a purchase price of $25,075,000 and closing was scheduled to occur in the first quarter of calendar 2012. The contract purchaser had placed non-refundable deposits of $1,000,000 under this contract in escrow. In October 2011 the contract purchaser terminated its agreement to purchase the property and released the $1,000,000 escrow deposit to the company's subsidiary, FRP Bird River, LLC. along with all permits, engineering work, plans and other development work product with regards to the property. The Company continued the entitlement process for this parcel of land for residential development as a planned unit development (PUD) and was successful in receiving approval for up to 412 dwelling units. In September the Company received a non-binding letter of intent to sell the phase 1 of the property in fiscal 2013 for $7.9 million and the balance for $10.9 million approximately 18 months later.

Patriot Business Park, located in Prince William County, Virginia, is a 73-acre tract of land, which is immediately adjacent to the Prince William Parkway, which provides access to I-66 and the Washington D.C. Beltway (I-
495). The Company plans to develop and lease approximately 733,650 square feet of warehouse/office buildings on the property. The Company has resumed development of Patriot Business Park effective April 1, 2012 due to two recent developments. On February 15, 2012, the Company signed an agreement to sell
15.18 acres of land at the site for a purchase price of $4,774,577 which would result in a profit on the sale if completed. The Company also entered into a build to suit lease signed April 2 for a 117,600 square foot building which is currently under construction and scheduled for completion and occupancy in the first quarter of calendar 2013.

The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The parcel was leased to a subsidiary of Vulcan Materials Company from 1986 through August 2011. In September 2011 Vulcan commenced a long term lease for a Company owned 2.1 acre tract which is nearby on the same bank of the Anacostia River. The approved planned unit development for the 5.8 acre parcel permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. ("MRP") to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The Contribution Agreement provides that the formation of the Joint Venture will be subject to customary conditions precedent, including approval of a planned unit development, zoning modification and extension of the existing PUD to provide for approximately 300,000 square feet of residential development (including approximately 18,000 square feet of retail) on the Property in lieu of 250,000 square feet of commercial office space (including some retail) as currently approved for phase 1 of the master development. If these conditions are satisfied, the parties will enter into a formal joint venture agreement wherein the Company will contribute the land comprising phase I to the joint venture in return for approximately a fifty percent (50%) interest in the venture. MRP will contribute capital of $4,500,000 to the joint venture. MRP will raise any additional equity capital (currently estimated to be $11,000,000, subject to revision based on various factors) and obtain a nonrecourse loan for the balance of the estimated construction and lease up costs. At this point the Company anticipates commencement of construction of Phase I in early 2014 with lease up scheduled between late 2015 and all of 2016.

Preliminary testing completed in the summer of 2012 on the portion of the site that will contain Phase I indicated the presence of contaminated material that will have to be specially handled in the event of excavation in conjunction with construction. There are certain contaminants that we believe are a result of normal operations of our previous tenant over the long-term due to documented releases from an underground storage tank which was located within Phase I along with other activities by the tenant on the property. We are in the process of discussing financial responsibility for these costs with our prior tenant. To date discussions remain unresolved but it is our position that the tenant is responsible by terms of the lease and environmental laws. It is possible that contamination exists on the other three phases and we are requesting the prior tenant perform the necessary testing and take financial responsibility. Notwithstanding this, as a result of the agreements in place with MRP, we have a financial responsibility to MRP up to a proposed cap of $1.875 million to appropriately handle the removal of the known hazardous
substances.    We recorded an expense in the fourth quarter of fiscal 2012 of
$1,771,000 for this environmental remediation liability which is the lower end of the range of estimates. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred.

Commonwealth Avenue is a 50-acre site in Jacksonville, Florida near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out. During the summer of 2012 this property was placed under contract for sale as a reverse 1031 exchange for the purchase of mining land. The sale closed in November, 2012 for a sale price of $2 million which will result in a gain of $1.1 million before income taxes in fiscal 2013.

Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel was acquired for future commercial development and is projected to contain 900,000 square feet of space when complete. This parcel is currently in a predevelopment planning stage.


COMPARATIVE RESULTS OF OPERATIONS

Transportation
                                     Fiscal Years ended September 30
(dollars in thousands)             2012     %      2011     %      2010     %

Transportation revenue          $ 85,060   82%    80,128   82%    77,478   86%
Fuel surcharges                   18,416   18%    17,673   18%    12,159   14%

Revenues                         103,476  100%    97,801  100%    89,637  100%

Compensation and benefits         36,875   36%    34,811   36%    33,699   37%
Fuel expenses                     24,174   23%    22,405   23%    16,828   19%
Insurance and losses               7,498    7%     7,091    7%     6,432    7%
Depreciation expense               6,577    6%     6,154    6%     5,995    7%
Other, net                        12,330   12%    10,265   10%     9,949   11%
Sales, general & administrative    8,166    8%     7,795    8%     7,331    8%
Allocated corporate expenses       1,631    2%     1,574    2%     1,480    2%
Gain on equipment sales           (1,251)  (1%)     (322)   0%      (313)   0%

Cost of operations                96,000   93%    89,773   92%    81,401   91%

Operating profit                $  7,476    7%     8,028    8%     8,236    9%


Revenues 2012 vs 2011 - Transportation segment revenues were $103,476,000 in 2012, an increase of $5,675,000 or 5.8% over 2011. Revenue miles in fiscal 2012 were up 2.1% compared to 2011 due to business growth and a slightly longer average haul length. Revenue per mile increased 3.5% over 2011 due to rate increases and higher fuel surcharges. Fuel surcharge revenue increased $743,000 due to higher fuel costs partially offset by changes to certain customer rates to incorporate fuel surcharges into base rates. The average price paid per gallon of diesel fuel increased by $.27 or 7.9% over 2011. There is a time lag between changes in fuel prices and surcharges and often fuel costs change more rapidly than the market indexes used to determine fuel surchanges. Excluding fuel surcharges, revenue per mile increased 4.3% over 2011.

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

Expenses 2012 vs 2011 - The Transportation segment's cost of operations was $96,000,000 in 2012, an increase of $6,227,000 over 2011. The Transportation segment's cost of operations in 2012 as a percentage of revenue was 93% versus 92% in 2011. Compensation and benefits increased $2,064,000 or 5.9% in 2012 primarily due to a driver pay increase, the increase in miles driven and expenses associated with increased driver hiring. Fuel costs increased by $1,769,000 due to higher cost per gallon. Insurance and losses increased $407,000 compared to 2011 due to increases in workers compensation and health insurance claims mostly offset by a reduction in liability insurance as the prior year included two severe non-preventable incidents in the last four months of fiscal 2011. Depreciation expense increased $423,000 due to more trucks in service. Other expense increased $2,065,000 due to higher vehicle repair costs, increased tire prices, increased miles driven and growth initiatives. A larger than average number of tractors was purchased prior to 2007 engine changes required by the EPA. In fiscal 2012 the average age of the fleet hit a peak and that combined with problems with transition trucks purchased from 2007 to 2010 resulted in a larger than expected maintenance cost. Selling general and administrative costs increased $371,000 or 4.8% compared to 2011 due to increased staffing and professional fees. Allocated corporate expenses increased $57,000. Gains on equipment sales increased $929,000 in 2012 due to increased sales of tractors and trailers and higher sales value on used equipment.

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

Mining Royalty Land
                                Fiscal Years ended September 30
(dollars in thousands)         2012     %      2011     %      2010     %

Mining royalty land revenue $  4,483  100%     4,261  100%    4,510   100%

Property operating expenses      468   10%       492   12%      537    12%
Depreciation and depletion       112    3%       111    3%      103     2%
Management company indirect       (2)   0%       151    3%      174     4%
Allocated corporate expense      674   15%       650   15%      588    13%

Cost of operations             1,252   28%     1,404   33%    1,402    31%

Operating profit            $  3,231   72%     2,857   67%    3,108    69%


Revenues 2012 vs 2011 - Mining royalty land segment revenues for fiscal 2012 were $4,483,000, an increase of $222,000 or 5.2% compared to $4,261,000 in
2011 due to new property royalties and higher timber sales partially offset by production at two locations reducing the share of mining on the property owned by the Company.

Revenues 2011 vs 2010 - Mining royalty land segment revenues for fiscal 2011 were $4,261,000, a decrease of $249,000 or 5.5% compared to $4,510,000 in 2010 due to a shift in tons sold in northern Georgia to a quarry with a lower royalty.

Expenses 2012 vs 2011 - The mining royalty land segment's cost of operations decreased $152,000 to $1,252,000 in 2012, compared to $1,404,000 in 2011, primarily due to reduced allocation of indirect management company costs to this segment. Allocated corporate expenses increased $24,000.

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

Developed Property Rentals
                                         Fiscal Years ended September 30
(dollars in thousands)               2012     %      2011     %     2010     %

Developed property rentals revenue$ 19,555  100%    18,044  100%  17,191  100%

Property operating expenses          4,775   25%     5,578   31%   5,436   32%
Depreciation and depletion           5,737   29%     5,230   29%   5,061   29%
Environmental remediation            1,771    9%         -    0%       -    0%
Management company indirect          1,775    9%     1,362    8%   1,568    9%
Allocated corporate expense          1,012    5%       975    5%     883    5%

Cost of operations                  15,070   77%    13,145   73%  12,948   75%

Operating profit                  $  4,485   23%     4,899   27%   4,243   25%

Revenues 2012 vs 2011 - Developed property rentals segment revenues increased $1,511,000 or 8.4% in 2012 to $19,555,000 due to higher occupancy. Occupancy at September 30, 2012 was 88.7% as compared to 79.8% at September 30, 2011.

Revenues 2011 vs 2010 - Developed property rentals segment revenues increased $853,000 or 5.0% in 2011 to $18,044,000 due to higher occupancy partly offset by reduced tenant reimbursements for snow removal.

Expenses 2012 vs 2011 - Developed property segment's cost of operations increased to $15,070,000 in 2012, compared to $13,145,000 in 2011. Property operating expenses decreased $803,000 due to lower real estate taxes and snow removal costs partially offset by higher maintenance costs and professional fees. Depreciation and amortization increased $507,000 primarily due to tenant improvements. The Company recorded an expense in the fourth quarter of fiscal 2012 of $1,771,000 for an environmental remediation liability pertaining to phase I of the Riverfront development of property on the Anacostia in Washington, D.C. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred. Management Company indirect expenses (excluding internal allocations for lease related property management fees) increased $413,000 due to increased allocation to this segment and higher costs which resulted from a separation agreement along with high health insurance claims for the year. Allocated corporate expenses increased $37,000.

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

Consolidated Results

Operating Profit - Consolidated operating profit was $14,101,000 in fiscal 2012 compared to $14,369,000 in 2011, a decrease of 1.9%. Operating profit in the transportation segment decreased $552,000 or 6.9% due to increased workers compensation and health insurance claims along with an increase in fuel costs, higher vehicle repairs, increased tire prices and costs of growth initiatives partially offset by higher gains on equipment sales, incremental profits of increased revenues and two severe non-preventable incidents in the last four months of fiscal 2011. Operating profit in the mining royalty land segment increased $374,000 or 13.1% due to new property royalties, higher timber sales and reduced allocation of indirect management costs to this segment.
Operating profit in the Developed property rentals segment decreased $414,000 or 8.5% primarily due to the $1,771,000 environmental remediation expense partially offset by higher occupancy and lower real estate taxes.
Consolidated operating profit includes corporate expenses not allocated to any segment in the amount of $1,091,000 in fiscal 2012, a decrease of $324,000 compared to 2011 which included an adjustment to the fair value of the corporate aircraft of $300,000. Consolidated operating profit was $14,369,000 in 2011 compared to $14,503,000 in 2010 a decrease of .9%.

Gain on termination of sale contract - Fiscal 2012 includes a gain of $1,039,000 on the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property.

Interest income and other - Interest income and other in fiscal 2012 decreased $277,000 due to the full prepayment of the note receivable from the sale of SunBelt Transport, Inc near the end of fiscal 2011. Fiscal 2011 was $143,000 lower than 2010 due to the prepayment of the note receivable from the sale of SunBelt Transport, Inc.

Interest expense - Interest expense for fiscal 2012 decreased $708,000 over 2011 due to declining mortgage interest expense and higher capitalized interest.

Income taxes - Income tax expense for 2012 increased $511,000 over 2011 due to higher earnings from continuing operations. Income tax expense for 2011 increased $335,000 over 2010 due to smaller amounts of tax credits funded by legislative action related to fiscal 2008 and 2009 expenditures and a smaller reduction in uncertain tax positions related to the expiration of statutes of limitation than the same items in the prior year.

Income from continuing operations - Income from continuing operations was $7,711,000 or $.81 per diluted share in 2012, an increase of 10.3% compared to $6,989,000 or $.74 per diluted share in 2011. The $722,000 increase was partially due to a pretax gain of $1,039,000 on the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property. Income from continuing operations was $6,989,000 or $.74 per diluted share in 2011, a decrease of .9% compared to $7,056,000 or $.75 per diluted share in 2010.

Discontinued operations - The after tax income from discontinued operations was $97,000 or $.01 per diluted share in fiscal 2012. The after tax income from discontinued operations was $5,222,000 or $.55 per diluted share in fiscal 2011 which included a book gain on the exchange of property of $4,999,000 after tax or $.53 per diluted share.

Net income - Net income was $7,808,000 or $.82 per diluted share in fiscal 2012, a decrease of 36.1% compared to $12,211,000 or $1.29 per diluted share in fiscal 2011. Income from discontinued operations favorably impacted fiscal 2011 net income due to an after tax gain of $4,999,000 from the exchange of property. Transportation segment results were lower due to increased workers compensation and health insurance claims along with a rise in fuel costs, higher vehicle repairs, increased tire prices and cost of growth initiatives partially offset by higher gains on equipment sales, incremental profits on increased revenues and two severe non-preventable incidents in the last four months of fiscal 2011. Mining royalty land segment's results were higher due to new property royalties, higher timber sales and reduced allocation of indirect management costs to this segment. Developed property rentals segment's results were lower due to a $1,771,000 environmental remediation expense before income taxes, higher maintenance costs and professional fees partially offset by higher occupancy and lower real estate taxes. Diluted earnings per share decreased to $.82 in fiscal 2012 from $1.29 in 2011, and were $.78 in 2010.

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 2012, the Company used cash provided by operating activities of continuing operations of $20,307,000, proceeds from the sale of plant, property and equipment of $2,817,000, proceeds from the exercise of employee stock options of $1,322,000, excess tax benefits from the exercise of stock options of $754,000 and cash balances to purchase $10,459,000 in transportation equipment, to expend $12,850,000 in real estate development, to expend $11,039,000 on mining royalty land, to invest $125,000 in the Brooksville Joint Venture, to make $4,902,000 scheduled principal payments on long-term debt and to repurchase Company stock for $315,000. Cash provided by operating activities of discontinued operations was $177,000. Cash decreased $14,313,000.

Cash flows from operating activities for fiscal 2012 were $117,000 lower than the same period last year primarily due to increased income tax payments.

Cash flows used in investing activities for fiscal 2012 were $20,053,000 higher than the same period last year primarily reflecting increased purchase of transportation equipment for growth and replacement, the purchase of mining royalty land of $11,039,000 and lower proceeds on notes receivable partially offset by a pretax gain of $1,039,000 on the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property.

Cash flows used in financing activities for fiscal 2012 were $1,982,000 lower than fiscal 2011 due to lower repurchases of Company stock and higher stock options exercised.

For fiscal 2011, the Company used cash provided by operating activities of continuing operations of $21,243,000, proceeds received on notes of $5,620,000, proceeds from the sale of plant, property and equipment of $763,000, proceeds from the exercise of employee stock options of $538,000, excess tax benefits from the exercise of stock options of $322,000 and cash balances to purchase $6,743,000 in transportation equipment, to purchase Hollander 95 Business Park for $1,222,000 (net of 1031 exchange of $4,941,000), to expend $9,907,000 in real estate development, to invest $114,000 in the Brooksville Joint Venture, to make $4,588,000 scheduled principal payments on long-term debt and to repurchase Company stock for $1,395,000. Cash used in operating activities of discontinued operations was $642,000. Cash increased $3,875,000. Cash flows from operating activities for fiscal 2011 were $7,252,000 higher than the same period in 2010 primarily due to large income tax payments last year related to the sale of SunBelt and lower insurance payments. Cash flows used in investing activities for fiscal 2011 were $2,423,000 higher than the same period in 2010 primarily reflecting the purchase and development of Hollander 95 Business Park (net of 1031 exchange of $4,941,000) and increased tenant improvement construction offset by proceeds on notes receivable related to the sale of SunBelt. Cash flows from financing activities for fiscal 2011 were $2,302,000 higher than fiscal 2010 due to repurchases of Company stock for $1,395,000, lower proceeds from stock option exercises and an increase in mortgage principal payments.

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

In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries.
 The purchase price for the property was $5,200,000 and expenses of the sale were $259,000. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit.
The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000. The Caroline County property has been accounted for as a discontinued operation and all periods presented have been restated accordingly. The Company used all the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed in October of 2010 by a 1031 intermediary for a purchase price totaling $5,750,000. This property consists of an existing 82,800 square foot warehouse building (46.9% occupied) with an additional 42 acres of partially developed land with a development capacity of 470,000 square feet (a mix of warehouse, office, hotel and flex buildings).

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement which matures on December 31, 2013. The Revolver contains limitations including limitations on paying cash dividends. As of September 30, 2012 letters of credit in the amount of $9,009,000 were issued under the Revolver. As of September 30, 2012, $27,991,000 of the line was available for borrowing and $56,639,000 of consolidated retained earnings was available for the payment of dividends. The Company was in compliance with all covenants as of September 30, 2012.

The Company had $9,009,000 of irrevocable letters of credit outstanding at September 30, 2012. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods until notice of non-renewal is received by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development. The Company issued replacement letters of credit through the Revolver to reduce fees.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. During fiscal 2012 the Company repurchased 15,908 shares for $315,000. During fiscal 2011 the Company repurchased 54,600 shares for $1,395,000. At September 30, 2012 the Company had $3,915,000 authorized for future repurchases of common stock.

The Company reached an agreement with the District of Columbia in November 2011 concerning the assessed value of the Company's property resulting in a credit due to the Company. The taxes previously paid relating to the property were capitalized to the cost of the land as we are actively pursuing development of the property. The entry to record this agreement was to establish a receivable for the taxes and to credit the cost of the land. It is anticipated that the $2,311,000 receivable including interest will be collected in fiscal 2013.

The Company has committed to make an additional capital contribution of up to $31,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Vulcan Materials Company).
The Company currently expects its fiscal 2013 capital expenditures to be approximately $33,879,000 ($17,094,000 for real estate development expansion, $16,785,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $12,829,000.

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

Property and Equipment and Goodwill. Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

                                         Years
Buildings and improvements                7-39
Revenue equipment                         7-10
Other equipment                           3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property and equipment for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The Company's estimated holding period for developed buildings with current vacancies is long enough that the undiscounted cash flows exceed the carrying value of the properties and thus no impairment loss is recorded.
 The review of the transportation group assets consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition as the measure of fair value. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2012, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes.
 As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position.
 For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September
30, 2012:
                                      Payments due by period
                                       Less than     1-3       3-5   More than
                                  Total   1 year     years     years   5 years

  Mortgages Including Interest $ 86,304    8,997    17,144    16,437    43,726
  Operating Leases                2,935      360       551       534     1,490
  Purchase Commitments            9,132    9,072        56         4         -
  Other Long-Term Liabilities       587       98        69        35       385

  Total obligations            $ 98,958   18,527    17,820    17,010    45,601

As of September 30, 2012 the Company was committed to make an additional capital contribution of up to $31,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Vulcan Materials Company) which is not included in the table above.

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


CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30
(In thousands, except per share amounts)

                                           2012       2011       2010
Revenues:
  Transportation                        $103,476     97,801     89,637
  Mining royalty land                      4,483      4,261      4,510
  Developed property rentals              19,555     18,044     17,191
Total revenues                           127,514    120,106    111,338

Cost of operations:
  Transportation                          96,000     89,773     81,401
  Mining royalty land                      1,252      1,404      1,402
  Developed property rentals              15,070     13,145     12,948
  Unallocated corporate                    1,091      1,415      1,084
Total cost of operations                 113,413    105,737     96,835

Operating profit:
  Transportation                           7,476      8,028      8,236
  Mining royalty land                      3,231      2,857      3,108
  Developed property rentals               4,485      4,899      4,243
  Unallocated corporate                   (1,091)    (1,415)    (1,084)
Total operating profit                    14,101     14,369     14,503

Gain on termination of sale contract       1,039          -          -
Interest income and other                     26        303        446
Equity in loss of joint venture               (8)       (39)        (2)
Interest expense                          (2,638)    (3,346)    (3,928)

Income before income taxes                12,520     11,287     11,019
Provision for income taxes                 4,809      4,298      3,963
Income from continuing operations          7,711      6,989      7,056

Income from discontinued
 operations, net                              97      5,222        315

Net income                              $  7,808     12,211      7,371

Earnings per common share:
 Income from continuing operations-
  Basic                                 $    .82        .75        .77
  Diluted                               $    .81        .74        .75
 Discontinued operations-
  Basic                                 $    .01        .57        .03
  Diluted                               $    .01        .55        .03
 Net Income-
  Basic                                 $    .83       1.32        .80
  Diluted                               $    .82       1.29        .78

Number of weighted average shares (in thousands) used in computing:
     - basic earnings per common share     9,360      9,284      9,182
     - diluted earnings per common share   9,474      9,451      9,424

See accompanying notes.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30
(In thousands)                            2012       2011       2010
Net income                              $  7,808     12,211      7,371
Other comp. income (loss)net of tax:
 Actuarial gain retiree health                (6)         3         (6)
 Minimum pension liability                     7          8          7
Comprehensive income                    $  7,809     12,222      7,372
See accompanying notes.



CONSOLIDATED BALANCE SHEETS - As of September 30
(In thousands, except share data)
                                                            2012        2011
Assets
Current assets:
  Cash and cash equivalents                              $  6,713     21,026
  Accounts receivable (net of allowance for doubtful
   accounts of $129 and $111, respectively)                 7,019      6,702
  Real estate tax refund receivable                         2,311          -
  Federal and state income taxes receivable                   426         93
  Inventory of parts and supplies                             843      1,121
  Deferred income taxes                                         -        201
  Prepaid tires on equipment                                1,631      1,381
  Prepaid taxes and licenses                                2,050      1,860
  Prepaid insurance                                         2,371      2,111
  Prepaid expenses, other                                      70         85
  Real estate held for sale, at cost                        3,485          -
  Assets of discontinued operations                             -        114
          Total current assets                             26,919     34,694
Property and equipment, at cost:
  Land                                                    114,739    100,922
  Buildings                                               138,601    134,475
  Equipment                                                79,556     75,731
  Construction in progress                                  5,806      2,802
                                                          338,702    313,930
Less accumulated depreciation and depletion               110,681    104,942
                                                          228,021    208,988
Real estate held for investment, at cost                    3,640      6,848
Investment in joint venture                                 7,521      7,412
Goodwill                                                    1,087      1,087
Unrealized rents                                            4,155      3,604
Other assets                                                4,362      3,757
Total assets                                             $275,705    266,390

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       $  5,266      3,948
  Deferred income taxes                                        58          -
  Accrued payroll and benefits                              5,164      4,992
  Accrued insurance                                         3,249      3,303
  Accrued liabilities, other                                1,189      1,053
  Long-term debt due within one year                        5,239      4,902
  Liabilities of discontinued operations                        -         34
           Total current liabilities                       20,165     18,232
Long-term debt, less current portion                       57,131     62,370
Deferred income taxes                                      18,199     16,919
Accrued insurance                                           1,659      2,548
Other liabilities                                           3,833      1,874
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity:
  Preferred stock, no par value;
      5,000,000 shares authorized; none issued                  -          -
  Common stock, $.10 par value;
     25,000,000 shares authorized; 9,440,620 and 9,288,023
     shares issued and outstanding, respectively              944        929
  Capital in excess of par value                           41,539     38,845
  Retained earnings                                       132,203    124,642
  Accumulated other comprehensive income, net                  32         31
        Total shareholders' equity                        174,718    164,447
  Total liabilities and shareholders' equity             $275,705    266,390
See accompanying notes.


	CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30
(In thousands)

Cash flows from operating activities:                 2012     2011     2010

  Net income                                      $  7,808   12,211    7,371
  Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation, depletion and amortization          12,994   12,210   11,507
  Deferred income taxes                              1,539      491      683
  Equity in loss of joint venture                        8       39        2
  Gain on sale of equipment and real estate         (2,332)    (363)    (325)
  Income from discontinued operations, net             (97)  (5,222)    (315)
  Stock-based compensation                             701      704      804
  Net changes in operating assets and liabilities:
   Accounts receivable                                (317)    (762)    (654)
   Inventory of parts and supplies                     278     (456)     (49)
   Prepaid expenses and other current assets          (685)    (131)      91
   Other assets                                     (1,899)    (125)  (1,052)
   Accounts payable and accrued liabilities          1,572    1,290      (53)
   Income taxes payable and receivable                (333)   1,140   (3,285)
   Long-term insurance liabilities and other
    long-term liabilities                            1,070      217     (335)
  Net cash provided by operating activities of
    continuing operations                           20,307   21,243   14,390
  Net cash provided by (used in) operating
    activities of discontinued operations              177     (642)  (1,041)
  Net cash provided by operating activities         20,484   20,601   13,349

Cash flows from investing activities:
  Purchase of transportation group property
   and equipment                                   (10,459)  (6,743)  (6,568)
  Investments in developed property rentals segment(12,850) (11,129)  (4,076)
  Investments in mining royalty land segment       (11,039)       -      (59)
  Investment in joint venture                         (125)    (114)    (495)
  Proceeds from the sale of property, plant
   and equipment                                     2,817      763      833
  Proceeds received from Notes Receivable                -    5,620    1,185
  Net cash used in investing activities of
   continuing operations                           (31,656) (11,603)  (9,180)

Cash flows from financing activities:
  Repayment of long-term debt                       (4,902)  (4,588)  (4,293)
  Repurchase of Company stock                         (315)  (1,395)       -
  Excess tax benefits from exercises of stock
   options and vesting of restricted stock             754      322      740
  Exercise of employee stock options                 1,322      538      732
  Net cash used in financing activities
   of continuing operations                         (3,141)  (5,123)  (2,821)

Net (decrease) increase in cash and
 cash equivalents                                  (14,313)   3,875    1,348
Cash and cash equivalents at beginning of year      21,026   17,151   15,803

Cash and cash equivalents at end of year          $  6,713   21,026   17,151

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest, net of capitalized amounts         $  2,638    3,346    3,928
     Income taxes                                 $  3,717    2,411    6,043

The Company recorded non-cash transactions in 2012 for a $2,311 receivable on previously capitalized real estate taxes on the Anacostia property and in fiscal 2011 from an exchange of real estate of $4,941 along with a related deferred tax liability of $1,792 and a $2,126 permanent tax benefit on the value of donated minerals and aggregates which was recorded as a $303 receivable and $1,823 deferred tax.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY - Years ended September 30
(In thousands, except share amounts)
                                                                  Accumu-
                                                                  lated
                                                                  Other
                                                                  Compre-    Total
                                             Capital in           hensive    Share
                                Common Stock  Excess of  Retained Income,net Holders
                                Shares Amount Par Value  Earnings of tax     Equity
Balance at October 1, 2009    9,159,108  $916   $35,247  $106,226     $19  $142,408

  Exercise of stock options     107,100    11       721                         732
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  740                         740
  Stock option compensation                         402                         402
  Restricted stock expense                           48                          48
  Shares granted to Directors    12,000     1       353                         354
  Restricted stock forfeitures     (120)
  Net income                                                7,371             7,371
  Minimum pension liability,
    net of $4 tax                                                       7         7
  Net actuarial loss retiree
    health net of $4 tax                                               (6)       (6)

Balance at September 30, 2010 9,278,088  $928   $37,511  $113,597     $20  $152,056

  Exercise of stock options      54,035     6       532                         538
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  322                         322
  Stock option compensation                         370                         370
  Shares granted to Directors    10,500     1       333                         334
  Share purchased and canceled  (54,600)   (6)     (223)   (1,166)           (1,395)
  Net income                                               12,211            12,211
  Minimum pension liability,
    net of $5 tax                                                       8         8
  Net actuarial gain retiree
    health net of $2 tax                                                3         3

Balance at September 30, 2011 9,288,023  $929   $38,845  $124,642     $31  $164,447

Exercise of stock options       153,505    15     1,307                       1,322
  Excess tax benefits from
   exercises of stock options
   and vesting of restricted stock                  811                         811
  Stock option compensation                         324                         324
  Shares granted to Directors    15,000     1       319                         320
  Share purchased and canceled  (15,908)   (1)      (67)     (247)             (315)
  Net income                                                7,808             7,808
  Minimum pension liability,
    net of $5 tax                                                       7         7
  Net actuarial loss retiree
    health net of $4 tax                                               (6)       (6)

Balance at September 30, 2012 9,440,620  $944   $41,539  $132,203     $32  $174,718



NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

The Company recorded depreciation and depletion expenses for 2012, 2011 and 2010 of $12,250,000, $11,548,000, and $10,908,000, respectively.

The Company periodically reviews property and equipment for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The review of the transportation group assets consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

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

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage for losses over $250,000 per covered participant per year plus a $72,000 aggregate. The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Claims paid by the Company are charged against the liability. Additionally, the Company maintains an accrued liability for incurred but not reported claims based on historical analysis of such claims. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued.

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

NEW ACCOUNTING PRONOUNCEMENTS - In June 2011, accounting guidance was issued which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. This standard is effective for periods beginning after December 15, 2011. The Company adopted this standard with no impact on the Company's financial position or results of operations as the standard only required a change in the format of the current presentation.

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

A summary of revenues derived from Vulcan follows (in thousands):

                                    2012          2011         2010
Transportation                   $ 5,249         3,036        2,407
Real estate                        4,755         4,580        4,725
                                 $10,004         7,616        7,132


A subsidiary of the Company (FRP) has a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $242,000 of such royalties in fiscal 2012 and $240,000 in fiscal 2011. Allocated depletion expense of $8,000 was included in real estate cost of operations for fiscal 2012. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each had a mandatory obligation to fund additional capital contributions of up to $2,265,000. Capital contributions of $2,234,000 have been made by each party as of September 30, 2012. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2012 includes a loss of $8,000 representing the Company's equity in the loss of the joint venture. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012.



3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

                                        2012       2011
Revolving credit (uncollateralized)   $     -          -
5.6% to 8.6% mortgage notes,
  due in installments through 2027     62,370     67,272
                                       62,370     67,272
Less portion due within one year        5,239      4,902
                                      $57,131     62,370


The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2012 is: 2013 - $5,239,000; 2014 -
$5,308,000; 2015 - $5,379,000; 2016 - $5,516,000; 2017 - $5,843,000; 2018
and subsequent years - $35,085,000.

The Company has a $37,000,000 uncollaterized Revolving Credit Agreement with three banks, which matures on December 31, 2013. The Revolver bears interest at a rate of 1.00% over the selected LIBOR, which may change quarterly based on the Company's ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Revolver contains limitations on availability and restrictive covenants including limitations on paying cash dividends. Letters of credit in the amount of $9,009,000 were issued under the Revolver. As of September 30, 2012, $27,991,000 was available for borrowing and $56,639,000 of consolidated retained earnings would be available for payment of dividends.
 The Company was in compliance with all covenants as of September 30, 2012.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $74,784,000 at September 30, 2012.

During fiscal 2012, 2011 and 2010 the Company capitalized interest costs of $1,646,000, $1,232,000, and $952,000, respectively.

The Company had $9,009,000 of irrevocable letters of credit outstanding at September 30, 2012. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development.


4.	Leases.

At September 30, 2012, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property            $ 35,087
Commercial property                          224,922
                                             260,009
Less accumulated depreciation and depletion   58,332
                                            $201,677

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2012 are as follows: 2013 - $19,016,000; 2014 - $17,747,000; 2015 - $15,726,000; 2016 - $12,461,000; 2017 - $10,950,000;
2018 and subsequent years $40,531,000.


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


6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

                                                Years Ended September 30
                                              2012        2011         2010
Common shares:

Weighted average common shares
 outstanding during the period -
 shares used for basic earnings
 per common share                            9,360       9,284        9,182

Common shares issuable under share
 based payment plans which are
 potentially dilutive                          114         167          242

Common shares used for diluted
 earnings per common share                   9,474       9,451        9,424

Net income                                 $ 7,808      12,211        7,371

Earnings per common share
  Basic                                      $ .83        1.32          .80
  Diluted                                    $ .82        1.29          .78


For 2012, 2011 and 2010, 164,560, 140,370, and 111,210 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. For 2010 all outstanding restricted shares were included in the calculation of diluted earnings per common share because the unrecorded compensation and tax benefits to be credited to capital in excess of par for all awards of restricted stock were lower than the average price of the common shares, and therefore were dilutive.


7. Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. In February 2006, 15,960 shares of restricted stock were granted subject to forfeiture restrictions, tied to continued employment that lapsed 25% annually beginning on January 1, 2007 and were fully vested on January 1, 2010. The number of common shares available for future issuance was 603,560 at September 30, 2012.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 37% and 53%, risk-free interest rate of .4% to 4.9% and expected life of 3.0 to 7.0 years.

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

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

                                                      Years Ended September 30

                                                    2012        2011       2010

Stock option grants                               $  381         370        402
Restricted stock awards granted in 2006                -           -         48
Annual non-employee Director stock award             320         334        354
                                                     701         704        804


A summary of changes in outstanding options is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Exercise  Remaining  Grant Date
Options                 Shares    Price     Term (yrs) Fair Value (000's)

Outstanding at
 October 1, 2009        713,790     $12.23       4.5     $ 4,246
  Granted                27,210     $32.16               $   349
  Exercised            (107,100)    $ 6.83               $   389
  Forfeited                   -     $    -
Outstanding at
 September 30, 2010     633,900     $14.00       4.1     $ 4,206
  Granted                29,160     $25.60               $   293
  Exercised             (54,035)    $ 9.95               $   274
  Forfeited              (3,000)    $ 5.84               $     9
Outstanding at
 September 30, 2011     606,025     $14.96       3.5     $ 4,216
  Granted                31,690     $22.25               $   281
  Exercised            (153,505)    $ 8.62               $   705
  Forfeited              (3,000)    $ 5.78               $    10
Outstanding at
 September 30, 2012     481,210     $17.52       3.8     $ 3,782

Exercisable at
 September 30, 2012     410,766     $16.18       3.0     $ 3,035

Vested during
 Twelve months ended
 September 30, 2012      35,574                          $   370


The following table summarizes information concerning stock options outstanding at September 30, 2012:

                             Shares      Weighted          Weighted
Range of Exercise            under       Average           Average
Prices per Share             Option      Exercise Price    Remaining Life

Non-exercisable:
$18.01 - $27.00               58,618            24.01        8.2
$27.01 - $32.16               11,826            32.16        7.2
                              70,444           $25.38        8.0 years
Exercisable:
$ 5.75 - $ 8.00                6,000             7.92         .2
$ 8.01 - $12.00              162,000            10.14        1.3
$12.01 - $18.00              117,150            14.77        2.3
$18.01 - $27.00               80,232            23.27        6.0
$27.01 - $32.16               45,384            29.90        6.2
                             410,766           $16.18        3.0 years
Total                        481,210           $17.52        3.8 years

The aggregate intrinsic value of exercisable in-the-money options was $4,900,000 and the aggregate intrinsic value of outstanding in-the-money options was $5,126,000 based on the market closing price of $27.88 on September 28, 2012 less exercise prices. Gains of $2,114,000 were realized by option holders during the twelve months ended September 30, 2012. The realized tax benefit from options exercised for the twelve months ended September 30, 2012 was $811,000. Total compensation cost of options granted but not yet vested as of September 30, 2012 was $598,000, which is expected to be recognized over a weighted-average period of 2.9 years.


A summary of changes in restricted stock awards is presented below:

                                  Weighted  Weighted   Weighted
                        Number    Average   Average    Average
                        Of        Grant     Remaining  Grant Date
Restricted Stock        Shares    Price     Term (yrs) Fair Value (000's)

Outstanding at
 September 30, 2009       7,650     $21.23        .3     $   163
  Granted                     0                          $     0
  Vested                 (7,530)    $21.22               $   160
  Forfeited                (120)    $22.03               $     3
Outstanding at
 September 30, 2010           -     $    -         -     $     -

8. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

                              2012          2011         2010
Current:
  Federal                   $2,834         3,249        3,162
  State                        437           566          119
                             3,271         3,815        3,281
Deferred                     1,538           483          682

  Total                     $4,809         4,298        3,963


A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           2012	      2011	       2010
Amount computed at statutory
  Federal rate                           $4,256       3,864       3,760
State income taxes (net of Federal
  income tax benefit)                       562         473         460
Other, net                                   (9)        (39)       (257)
Provision for income taxes               $4,809       4,298       3,963

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

                                            2012	      2011
Deferred tax liabilities:
 Property and equipment                  $18,535     17,014
 Depletion                                   453        436
 Unrealized rents                          1,608      1,384
 Prepaid expenses                          1,913      1,639
  Gross deferred tax liabilities          22,509     20,473
Deferred tax assets:
 Insurance liabilities                     1,744      2,104
 Employee benefits and other               2,508      1,651
Gross deferred tax assets                  4,252      3,755
Net deferred tax liability               $18,257     16,718

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):
                                                     2012     2011

Balance at October 1                                 $ 51       83
Reductions due to lapse of statute of limitations     (51)     (32)
Balance at September 30                              $  -       51

The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment.
 The Company's cost was $669,000 in 2012, $632,000 in 2011 and $612,000 in
2010.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2012, 2011 and 2010 was $161,000, $150,000, and $143,000, respectively. The accrued benefit under this plan as of September 30, 2012 and 2011 was $1,232,000 and $1,169,000 respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for the Company. The plan is contributory and unfunded. The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan as of September 30, 2012 and 2011 was $361,000 and $334,000, respectively. The net periodic postretirement benefit cost was $5,000, $18,000 and $12,000 for fiscal 2012, 2011, and 2010, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 4.0% for 2012, 5.0% for 2011 and 5.5% for 2010. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 4.0% for 2012, 5.0% for 2011 and 5.5% for 2010. No medical trend is applicable because the Company's share of the cost is frozen.

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

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

                                           2012	        2011       2010
Revenues:
  Transportation                        $103,476       97,801      89,637
  Mining royalty land                      4,483        4,261       4,510
  Developed property rentals              19,555       18,044      17,191
                                        $127,514      120,106     111,338

Operating profit:
  Transportation                        $  9,107        9,602       9,716
  Mining royalty land                      3,905        3,507       3,696
  Developed property rentals               5,497        5,874       5,126
  Corporate expenses:
    Allocated to transportation           (1,631)      (1,574)
(1,480)
    Allocated to mining land                (674)        (650)
(588)
    Allocated to developed property       (1,012)        (975)
(883)
    Unallocated                           (1,091)      (1,415)
(1,084)
                                          (4,408)      (4,614)
(4,035)
                                        $ 14,101       14,369      14,503
Interest expense:
  Mining royalty land                   $     40           37          39
  Developed property rentals               2,598        3,309       3,889
                                        $  2,638        3,346       3,928

Capital expenditures:
  Transportation                        $ 10,459        6,743       6,568
  Mining royalty land                     11,039            -          59
  Developed property rentals:
    Capitalized interest                   1,646        1,232         952
    Internal labor                           609          603         281
    Real estate taxes (a)                 (1,209)       1,212       1,157
    Other costs (b)                       11,804        8,082       1,686
                                        $ 34,348       17,872      10,703

(a)Includes a $2,311 adjustment related to a receivable on previously capitalized real estate taxes on the Anacostia property for fiscal 2012.
       (b)Net of 1031 exchange of $4,941 for fiscal 2011.

Depreciation, depletion and
amortization:
  Transportation                        $  6,750        6,269       6,143
  Mining royalty land                        112          111         103
  Developed property rentals               5,729        5,222       5,053
  Other                                      403          608         208
                                        $ 12,994       12,210      11,507

Identifiable net assets at September 30:
  Transportation                        $ 42,642       39,001      43,100
  Discontinued Transportation Operations       -          114         542
  Mining royalty land                     39,695       28,295      28,651
  Developed property rentals             184,358      175,618     164,601
  Cash items                               6,713       21,026      17,151
  Unallocated corporate assets             2,297        2,336       3,667
                                        $275,705      266,390     257,712

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

As of September 30, 2012 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis. During fiscal 2011 the corporate aircraft was placed back in service and depreciation was re-commenced. Prior to that it was recorded at fair value based on level 2 inputs for similar assets in the current market on a non-recurring basis as it was deemed to be other-than-temporarily impaired. The fourth quarter of fiscal 2009 and the first quarter of fiscal 2011 included $900,000 and $300,000, respectively, for the impairment to estimated fair value of the corporate aircraft.

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

The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2012, the carrying amount and fair value of such other long-term debt was $62,370,000 and $67,379,000, respectively. At September 30, 2011, the carrying amount and fair value of other long-term debt was $67,272,000 and $70,386,000, respectively.


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


13. Commitments.

The Company, at September 30, 2012, had entered into various contracts to develop real estate with remaining commitments totaling $3,294,000, and to purchase transportation equipment for approximately $5,838,000. The Company has committed to make an additional capital contribution of up to $31,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with Vulcan.


14. Concentrations.

The transportation segment primarily serves customers in the industries in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or these industries could have an adverse effect on our financial statements.

During fiscal 2012, the transportation segment's ten largest customers accounted for approximately 52.9% of the transportation segment's revenue. One of these customers accounted for 19.2% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income. Accounts receivable from the transportation segment's ten largest customers was $2,988,000 and $3,115,000 at September 30 2012 and 2011, respectively.

The mining royalty land segment has one lessee that accounted for 77.2% of the segment's revenues and $169,000 of accounts receivable at September 30, 2012. The loss of this customer would have an adverse effect on the segment.

The Company places its cash and cash equivalents with high credit quality institutions. At times such amounts may exceed FDIC limits.


15. Discontinued Operations.

In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). Under the agreement, the Buyer purchased all of SunBelt's tractors and trailers, leased the SunBelt terminal facilities in Jacksonville, Florida for 36 months at a rental of $5,000 per month and leased the terminal facilities in South Pittsburg, Tennessee for 60 months at a rental of $5,000 per month with an option to purchase the Tennessee facilities at the end of the lease for payment of an additional $100,000. The South Pittsburgh lease was recorded as a sale under bargain purchase accounting. The purchase price received for the tractors and trailers and inventories was a $1 million cash payment and the delivery of a Promissory Note requiring 60 monthly payments of $130,000 each including interest at 7%, secured by the assets of the business conveyed. As of September 30, 2011 the note receivable was fully paid and the option to purchase the South Pittsburg facility was completed. The Company retained all pre-closing receivables and liabilities.

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

A summary of discontinued operations is as follows (in thousands):

                                                2012     2011     2010

Revenue                                      $    50       60       84
Operating expenses                              (107)    (302)    (427)
Gain on sale before taxes                          -    4,665        -
Income before income taxes                   $   157    5,027      511
Permanent tax benefit                              -    2,126        -
Provision for income taxes                       (60)  (1,931)    (196)
Income from discontinued operations          $    97    5,222      315


The amounts included in the above totals for the bargain sale is as follows (in thousands):

                                                2012     2011     2010

Revenue                                      $     -        -        -
Operating expenses                                 -        -        -
Gain on sale before taxes                          -    4,665        -
Income before income taxes                   $     -    4,665        -
Permanent tax benefit                              -    2,126
Provision for income taxes                         -   (1,823)       -
Income from discontinued operations          $     -    4,968        -


The components of the balance sheet are as follows:

			  	        September 30,   September 30,
                                             2012            2011


Accounts receivable                      $      -               3
Deferred income taxes                           -               4
Property and equipment, net                     -             107
Assets of discontinued operations        $      -             114

Accrued payroll and benefits                    -               2
Accrued liabilities, other                      -               3
Insurance liabilities                           -              29
Liabilities of discontinued operations   $      -              34



16. Real Estate Held for Sale.

During the summer of 2012 Commonwealth Avenue in Jacksonville, Florida, a 50 acre site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out, was placed under contract for sale as a reverse 1031 exchange for the purchase of mining land near Lake Louisa, Florida. The sale closed in November, 2012 for a sale price of $2 million which will result in a gain of $1.1 million before income taxes in fiscal 2013. Book value of the property was $732,000 at September 30, 2012 and was classified as real estate held for sale as of September 30, 2012.

In September 2012 the Company received a non-binding letter of intent to sell phase 1 of the Windlass Run Residential property located in southeastern Baltimore County, Maryland. The property is expected to close during fiscal 2013 for $7.9 million. Book value of the property was $2,753,000 at September 30, 2012 and was classified as real estate held for sale as of September 30, 2012.


17. Unusual or Infrequent Items Impacting Quarterly Results.

The Company reached an agreement with the District of Columbia in November 2011 concerning the assessed value of the Company's property resulting in a credit due to the Company. The taxes previously paid relating to the property were capitalized to the cost of the land as we are actively pursuing development of the property. The entry to record this agreement was to establish a receivable for the taxes and to credit the cost of the land. It is anticipated that the $2,311,000 receivable including interest will be collected in fiscal 2013.

Income from continuing operations for the first quarter of fiscal 2012 included a gain on termination of sale contract in the amount of $1,039,000 before income taxes for the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property.

Operating profit for the developed property rentals segment includes an expense in the fourth quarter of fiscal 2012 of $1,771,000 for an estimated environmental remediation liability which is the lower end of the range of estimates. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred.

Operating profit in the fourth quarter of fiscal 2011 decreased primarily due to an increase in the Transportation segment's insurance and losses of $1,204,000 due to two severe non-preventable incidents in the last four months of fiscal 2011 combined with higher health insurance claims incurred.

Discontinued operations, net for the first quarter of fiscal 2011 included a book gain on the exchange of property of $4,968,000 after tax (see note 15).


18.  Subsequent Event.

The developed property rentals Commonwealth property was sold in November, 2012 for a sale price of $2 million which will result in a gain of $1.1 million before income taxes in fiscal 2013.





Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2012, the Company's internal control over financial reporting is effective.




Report of Independent Registered Certified Public Accounting Firm
The Shareholders and Board of Directors
Patriot Transportation Holding, Inc.
We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2012, and 2011, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for years ended September 30, 2012, 2011 and 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years ended September 30, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

December 5, 2012
Savannah, Georgia


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

200 West Forsyth Street, 7th Floor
Jacksonville, Florida, 32202
Telephone:  (904) 396-5733


Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 6, 2013, at 245 Riverside Avenue, Jacksonville, Florida, 32202.


Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY  10038

Telephone:  1-800-937-5449




General Counsel

Fowler White Boggs P.A.
Jacksonville, Florida


Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP
Savannah, Georgia


Common Stock Listed

The Nasdaq Stock Market
(Symbol: PATR)


Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2012 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


Company Website

The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.