Form 10-K, Exhibit 13
period 2014-09-30
FRP HOLDINGS, INC.
filed 2014-12-08
CIK 844059

Annual Report 2014

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2014	2013	% Change

Revenues	$160,140	139,774	14.6
Operating profit	$17,768	20,434	(13.0)
Income before income taxes	$16,671	25,222	(33.9)
Net income	$10,019	15,385	(34.9)
Per common share:
Basic	$1.04	1.62	(35.8)
Diluted	$1.03	1.60	(35.6)

Total Assets	$313,071	287,093	9.0
Total Debt	$63,238	49,904	26.7
Shareholders' Equity	$206,315	192,646	7.1
Common Shares Outstanding	9,703	9,564	1.5
Book Value Per Common Share	$21.26	20.14	5.6

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

To Our Shareholders

While our fiscal 2014 results were well below our expectations, due in large part to the underperformance of our transportation segment but also to significant costs related to the spin-off transaction, there were several bright spots throughout the year. The Developed Buildings and Land segment increased (i) the amount of square footage we own, (ii) our average percentage occupancy rate and (iii) its gross profit. This segment also completed construction of the 3rd build-to-suit at Patriot Business Park four months ahead of schedule and the tenant took occupancy on 12/1/2014. The Company, with its partner MRP, closed on $82M of financing for the construction of Phase I of the Anacostia on the Riverfront project, and commenced construction on the 305 unit, 9 story, class A apartment building. On May 7th, the Company’s Board of Directors approved moving forward with the spin-off of the Company’s transportation segment into a separately traded public company and we expect the transaction to be effective sometime in the 2nd quarter of fiscal 2015.

The Transportation Segment:

Our transportation segment experienced a very challenging year. The Pipeline acquisition proved to be much more difficult than we anticipated with a large percentage of the Pipeline drivers leaving employment with us shortly after the acquisition and the termination of a sizeable piece of Pipeline business that we expected to retain.

Additionally, the industry in general is experiencing one of the most severe driver shortages in memory. So, while we fully anticipated being able to service not only the business acquired in the Pipeline deal but also several new pieces of business we were awarded through the efforts of our sales team, we found ourselves scrambling to cover our business with drivers from our other locations at a significant loss to the Company. Additionally, due to the high turnover rate this year, we experienced a 22.4% increase in hiring and training costs in our attempt to get our driver count up to the levels we needed to fully provide our customers with the level of service they expect from our Company. Lastly, while our Preventable Accident Frequency Rate was very much in line with our expectations, the number of severe accidents was higher than in recent years and hit our bottom line results significantly as we are self-insured on those accidents to a certain degree.

However, our last quarter operating results in this segment (before year-end adjustments for actuarial items related to risk and health insurance, an MSP plan accrual and spin-off costs) were much more favorable and in-line with our expectations and we hope to continue that turnaround into 2015 and beyond.

On a high note, we did increase our revenue in this segment by 15% and increased our driver count from 631 at the end of fiscal 2013 to 683 at the end of fiscal 2014.

We will be focusing very hard in fiscal 2015 on our safety performance and finding efficient ways to hire, train and retain drivers in the markets where we need them.

Mining Royalty Land Segment:

For fiscal 2014, our mining royalty land segment was just slightly improved over fiscal 2013. However, the outlook for the construction sector still seems to be improving and we are hopeful that will translate into rising volumes and prices for construction materials in the coming years, both of which directly benefit the bottom line of this segment.

On a specific note, the Company executed a lease amendment with Vulcan Materials in relation to our mining property in Ft. Myers, Florida. We expect the amendment to expedite the timeframe for the collection of production royalties from this property and, more importantly, to provide approximately 105, 1 acre, waterfront residential lots following completion of mining (in the next 7-10 years) which we will market to the major homebuilders.

Developed Property Rentals Segment:

During fiscal 2014, our developed buildings segment (i) increased its rentable square feet by 195,230 sf, a 6% increase, through the completion of a second build to suit at Patriot Business Park and the acquisition of two existing buildings at Kelso Dr. in Baltimore, (ii) commenced and completed construction of a 3rd build to suit for the same tenant at Patriot Business Park (occupied on 12/1/2014), and (iii) increased its gross profit by 8.5%.

Once again, our Patriot Business Park was our most active property during fiscal 2014. We completed our second build-to-suit which was occupied in February, 2014 and commenced and completed construction of a third build to suit for the same tenant. We also sold approximately 4 acres of property that did not suit our typical building footprint to generate cash which we were able to 1031 exchange into the Kelso buildings (69,680 sf) we acquired in August of this year.

Our focus in this segment going forward will be to continue converting our non-income producing land into income producing properties and to seek opportunities to grow our portfolio through select acquisitions that our management team will look to uncover.

Anacostia:

The commencement of construction on our Anacostia Riverfront project is something our shareholders have been patiently awaiting for many years. During the fiscal year, financing was secured for this project on what the Company deems to be favorable and flexible terms and construction officially commenced in October, 2014. There will be an official groundbreaking on December 9, 2014 hosted by the Company and our partners, MRP.

While there has been significant building in the apartment market in the DC area over the past few years, particularly the Riverfront submarket, we are cautiously optimistic that delivery of our project in late 2016 will result in favorable rents and a timely lease up schedule. Phases 2, 3 and 4 are now on the horizon as well and we expect to be very busy with this project for years to come.

Spin-Off:

On May 7, 2014, the company announced that it was moving forward with a tax-free spin-off of our transportation segment. We have spent a considerable amount of time and money in fiscal 2014 working through that process. We are confident that the end is near and expect the transaction to be effective in the 2nd quarter of fiscal 2015. We believe this transaction will provide significant opportunities to grow both our real estate and transportation business and that will be our focus in 2015 and beyond.

Again, while 2014 was not a stellar year by any means for the Company, we will note that fiscal 2014 generated a $13.8 million increase in shareholder equity. As always, we do not take lightly your continuing investment in our Company and look forward to continuing to grow these businesses in fiscal 2015. Thank you for your loyalty and support.

Respectively yours,

John D. Baker II

Executive Chairman

Thompson S. Baker II

President & Chief Executive Officer

OPERATING PROPERTIES

Transportation. Our transportation subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines), is a regional tank truck carrier specializing in hauling petroleum products, chemicals and dry bulk commodities. As of September 30, 2014, Tank Lines employed 683 revenue-producing drivers and operated 21 terminals in Florida, Georgia, Alabama, Tennessee, North Carolina and South Carolina.

At September 30, 2014 the transportation segment operated a fleet of 486 tractors and 588 tank trailers plus 7 additional trucks that were being prepared for sale. The Company owns all of the tank trailers and owns all of the tractors except for 47 leased tractors that were acquired from Pipeline Transportation and 3 tractors owned by owner-operators. During fiscal 2014, the transportation segment purchased 77 new tractors and 9 trailers, plus 11 tractors and 67 trailers acquired from Pipeline Transportation, Inc. in November 2013. In fiscal 2012 and 2013, the Company purchased 161 new tractors. The fiscal 2015 capital budget includes 75 new tractors and 27 new trailers including binding commitments to purchase 20 tractors and 5 trailers at September 30, 2014. We are replacing a larger than average number of tractors purchased prior to 2007 engine changes required by the EPA. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

The Company’s transportation segment acquired certain assets of Pipeline Transportation, Inc. on November 7, 2013. Pipeline’s operations have been conducted in the Florida and Alabama markets also served by Florida Rock and Tank Lines, Inc. For the twelve month period ending June 30, 2013, Pipeline had gross revenues of just over $16,500,000.

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. In May 2012 the Company acquired approximately 1,200 acres near Lake Louisa, Florida which is west of Orlando, Florida for a purchase price of $11 million. The Company simultaneously executed a long-term royalty lease under which it receives a minimum monthly royalty payment until the tenant receives the necessary permits and begins mining sand. At September 30, 2014, the mining royalty land segment owned the following properties:

1) Locations currently being mined on a total of 10,423 acres in Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2014 totaled 4,575,000 leaving estimated reserves of 332,680,000 tons.

2) Locations under royalty agreements but not currently being mined on a total of 4,771 acres in Ft. Myers, Airgrove/Lake County, Marion County, Astatula/Lake County, and Lake Louisa, Florida, and Forest Park Georgia. Tons sold in 2014 totaled 1,000 leaving estimated reserves of 96,330,000 tons.

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

At September 30, 2014, the developed property rentals segment owned 407 acres in 16 developed parcels of land all but one of which are in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres. Four warehouse/office buildings and one suburban office building totaling 567,473 square feet exist on the property and are 96% occupied.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Nine warehouse/office buildings totaling 893,722 square feet exist on 64 of these acres and are 89% occupied. The remaining 20 acres are available for future development and have the potential to offer an additional 266,530 square feet of comparable product.

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

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 83% occupied.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space, which is 100% occupied.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 60% occupied. Chrysler and General Motors plant closings in 2008 continued to keep a reduced demand for space in this market. The remaining 8.8 acres are available for excess trailer storage or an additional 93,600 square feet of comparable product.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space, which is 100% occupied.

11) Windlass Run Business Park in Baltimore County, Maryland contains 69,474 square feet of warehouse/office space on 4.7 acres that is currently 100% occupied. An additional 26 acres (excluding wetlands) of fully developed land is available with the potential to offer 386,626 square feet of warehouse, office, flex and retail buildings.

12) 155 E. 21st Street in Duval County, Florida contains approximately 6 acres with 68,757 square feet of office space which is 100% leased to Vulcan.

13) Hollander 95 Business Park in Baltimore City, Maryland contains 82,800 square feet of warehouse/office space on 3.8 acres which is 100% leased. An additional 38 acres of partially developed land is available with the potential to offer 425,750 square feet of warehouse, office, hotel and flex buildings.

14) Patriot Business Park in Prince William County, Maryland contains 243,150 square feet of office space on 18 acres which is 100% occupied. The Company entered into a build to suit lease for a 129,850 square foot building situated on 8 acres which is estimated to commence first quarter of fiscal 2015. The remaining 24 acres have the potential to offer an additional 198,150 square feet of comparable product.

15) Transit Business Park in Baltimore, Maryland contains five buildings totaling 232,318 square feet on 14.5 acres and is 66.4% occupied.

16) Kelso Business Park in Baltimore County, Maryland, purchased on June 6, 2014, consists of two buildings on 10.2 acres totaling 69,680 square feet and is 100% occupied.

Additionally at September 30, 2014 the developed property rentals segment owned the following parcels held for future development or appreciation:

1) Windlass Run Residential (previously Bird River) phase 2, located in southeastern Baltimore County, Maryland, is a 74 acre tract of land adjacent to our Windlass Run Business Park. In September 2012, the Company received a non-binding letter of intent to sell the property for $18.8 million in two phases. The letter of intent to sell the property was converted into 2 executed contracts that expired during the due diligence period. The Company executed two contracts on April 17, 2013 with another buyer for the sale of phase 1 of the property in the quarter ending September 30, 2013 for $8.0 million and the balance for $11.0 million approximately 18 months later. The sale of phase 1 was completed in August of 2013 and resulted in a gain of $4,928,000. The sale of phase two is scheduled to close in March of 2015 and would generate a gain of approximately $6.0 million.

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

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. (“MRP”) to form a joint venture to develop the first phase only of the four phase master development known as Riverfront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The joint venture, Riverfront Investment Partners I, LLC (“Riverfront I) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 76.91% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. The Joint Venture closed on $17,000,000 of EB5 secondary financing and a nonrecourse construction loan for $65,000,000 on August 8, 2014. Both these financing sources are non-recourse to FRP. Construction commenced in October 2014. At this point the Company anticipates lease up scheduled in 2016 and 2017. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

3) Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel is currently zoned for industrial use. Alternative uses are being investigated in order to maximize this assets’ profitability and expedite its disposition.

Real Estate Group Property Summary Schedule at September 30, 2014 (dollars in thousands)

	Encumb-	Gross	Net	Date	Revenue
County	rances	Book Cost	Book Value	Acquired	Fiscal 2014

Mining Royalty Land
Alachua, FL		$1,442	$1,300	4/86	$497
Clayton, GA		369	364	4/86	92
Fayette, GA		685	621	4/86	300
Lake, FL		402	256	4/86	69
Lake, FL		1,083	115	4/86	132
Lake Louisa, FL		11,039	11,039	5/12	783
Lee, FL		4,696	4,690	4/86	433
Monroe, GA		792	509	4/86	559
Muscogee, GA		324	11	4/86	274
Prince Wil. VA		299	0	4/86	318
Putnam, FL		15,039	10,664	4/86	1,513
Putnam, FL		300	17	4/86	0
Spalding, GA		20	20	4/86	5
Marion, FL		1,184	585	4/86	132
Investment Property		1,528	850	4/86	15
Brooksville Joint Venture		7,506	7,506	4/86	227
	0	46,708	38,547		5,349

Developed Property Rentals
Baltimore, MD	1,912	5,101	2,451	10/89	460
Baltimore, MD	3,909	8,274	3,885	12/91	1,302
Baltimore, MD	1,329	3,551	2,115	7/99	538
Baltimore, MD	0	17,138	16,328	12/02	468
Baltimore, MD	0	4,527	4,489	6/14	212
Baltimore City, MD	0	11,359	10,681	12/10	600
Baltimore City, MD	0	8,276	7,880	6/13	1,096
Duval, FL	0	2,957	205	4/86	730

Harford, MD	974	3,861	1,852	8/95	764
Harford, MD	2,088	5,749	3,372	8/95	1,236
Harford, MD	3,433	7,176	3,831	8/95	1,459
Harford, MD	0	1,601	1,601	8/95	0
Harford, MD	2,645	10,221	6,402	8/95	1,795
Harford, MD	1,954	12,492	8,887	8/95	1,265
Howard, MD	1,272	7,637	3,627	9/88	1,248
Howard, MD	1,201	3,454	2,127	3/00	582
Anne Arun, MD	0	9,926	4,561	9/88	1,117
Anne Arun, MD	6,546	14,070	9,586	5/98	2,193
Anne Arun, MD	0	12,325	9,237	8/04	1,843
Anne Arun, MD	3,816	6,078	4,557	1/03	702
Anne Arun, MD	0	10,926	8,925	7/07	1,382
Norfolk, VA	5,305	7,512	5,288	10/04	826
Prince Wil. VA	0	34,832	34,142	12/05	2,270
Newcastle Co. DE	9,209	14,316	10,440	4/04	736
Carroll, MD	0	7,035	7,035	3/08	0
Wash D.C.	0	13,264	10,717	4/86	0
Wash D.C.	0	3,811	3,811	10/97	805
	45,593	247,469	188,032		25,629

Grand Totals	$45,593	$294,177	$226,579		$30,978
60

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2014	2013	2012	2011	2010
Summary of Operations:
Revenues	$160,140	139,774	127,514	120,106	111,338
Operating profit	$17,768	20,434	14,101	14,369	14,503
Interest expense	$1,475	2,520	2,638	3,346	3,928
Income from continuing
Operations	$10,019	15,385	7,711	6,989	7,056
Per Common Share:
Basic	$1.04	1.62	.82	.75	.77
Diluted	$1.03	1.60	.81	.74	.75
Discontinued
Operations, net	$—	—	97	5,222	315
Net income	$10,019	15,385	7,808	12,211	7,371
Per Common Share:
Basic	$1.04	1.62	.83	1.32	.80
Diluted	$1.03	1.60	.82	1.29	.78

Financial Summary:
Current assets	$20,044	17,017	26,919	34,694	31,772
Current liabilities	$21,927	20,982	20,165	18,232	18,095
Property and
equipment, net	$249,610	241,413	228,021	208,988	198,116
Total assets	$313,071	287,093	275,705	266,390	257,712
Long-term debt	$58,704	45,593	57,131	62,370	67,272
Shareholders' equity	$206,315	192,646	174,718	164,447	152,056
Net Book Value
Per common share	$21.26	20.14	18.51	17.71	16.39
Other Data:
Weighted average common
shares - basic	9,629	9,523	9,360	9,284	9,182
Weighted average common
shares - diluted	9,710	9,605	9,474	9,451	9,424
Number of employees	957	886	828	802	763
Shareholders of record	469	497	505	497	509

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues	$38,820	33,057	39,907	33,868	41,248	35,708	40,165	37,141
Operating profit	$4,124	4,408	3,146	4,308	5,730	6,070	4,768	5,648
Net income	$2,341	3,123	1,703	2,271	3,485	3,002	2,490	6,989

Earnings per common share (a):
Net income-
Basic	$.24	.33	.18	.24	.36	.31	.26	.73
Diluted	$.24	.33	.18	.24	.36	.31	.26	.72

Market price per common share (b):
High	$42.76	28.76	40.87	29.84	37.30	30.44	36.92	36.19
Low	$33.56	23.25	35.14	24.81	31.20	26.56	33.26	30.00

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

FRP Holdings, Inc. (the Company) is a holding company engaged in the transportation and real estate businesses.

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

In May 2014, we announced a plan to separate our transportation and real estate businesses through a tax-free spin-off of the transportation group. In order to facilitate the spin-off, we completed an internal corporate reorganization in December 2014 in which your shares of Patriot common stock were converted into an equal number of shares of common stock of our newly publicly traded holding company, FRP Holdings, Inc. For more information on the spin-off, see Item 1 “Business” of our Annual Report on Form 10-K.

Financial Highlights Fiscal 2014

• Net income declined 35% in fiscal 2014 to $10,019,000, or $1.03 per diluted share, from $15,385,000, or $1.60 per diluted share in fiscal 2013.

• Although revenues for the Transportation segment were up 15.2% year over year, operating profit decreased $3,048,000 or 32.6% due to lower revenue per mile, $3,185,000 higher insurance and claims, a $295,000 increase in out-of-town driver pay, a $452,000 increase in driver travel and housing costs for out-of-town drivers, a $575,000 accrual under the Management Security Plan due to the death prior to retirement of one of the Plan participants, write-offs of $355,000 on equipment due to accidents and $346,000 for allocation of 50% of spin-off costs partially offset by reduced bonus compensation of $1,717,000.

• Revenues for the Developed Properties rental segment were up 14.7% due to occupancy of recently acquired or completed buildings and improved average occupancy. Gains on investment land sold were $6,857,000 lower than fiscal 2013.

• Interest expense was down due to prepayment of mortgage debt in the prior year.

Transportation. Our transportation subsidiary is a regional tank truck carrier specializing in hauling petroleum products and liquid and dry bulk commodities. Approximately 82% of our business consists of hauling petroleum products to convenience stores, truck stops and fuel depots. The remaining 18% of our business consists of hauling dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2014, we employed 683 revenue-producing drivers who operate our fleet of 486 tractors and 588 trailers from our 21 terminals and 9 satellite locations in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee.

Our industry is characterized by such barriers to entry as the time and cost required to develop the capabilities necessary to handle hazardous material, the resources required to recruit and train drivers, substantial industry regulatory and insurance requirements and the significant capital investments required to build a fleet of equipment and establish a network of terminals. Our industry experiences increased seasonal demand in periods of heightened driving activity in our markets.

Our ability to provide superior customer service at competitive rates and to operate safely and efficiently is important to our success in growing our revenues and increasing profitability. Our fundamental strategy is to increase business with our existing customers, particularly hypermarket and large convenience store chains, expand our service offerings and pursue strategic acquisitions. Our ability to execute this strategy depends on continuing our dedicated commitments to customer service and safety and continuing to recruit and retain qualified drivers.

Our base revenue for each delivery is generally calculated by multiplying a negotiated mileage based rate by the quantity of product delivered. These negotiated rates compensate us both for transporting the products as well as for loading and unloading time. Our additional revenue consists of fees for extra stops to load or unload, powered product unloading and toll costs and fuel surcharges that help us manage our fuel costs. The main factors that affect our revenue are the number of revenue miles, rates per mile, and the amount of fuel surcharges. Our revenue miles depend on the number of customer locations that we serve, the location of the bulk terminals where customers require us to load, specific customer demand and consumption of petroleum products in the markets we serve.

Our revenue per mile is determined by our customer rates but also is impacted by our average haul length. Due to the short haul nature of our business, a significant portion of the time involved in each delivery consists of loading and unloading product. Revenue per mile is higher on shorter hauls as loading and unloading time comprises a higher percentage of the delivery time. We load the fuel that we deliver at different bulk terminals designated by our customers based on conditions in the petroleum supply chain. Our haul length and our revenue per mile may vary on deliveries to the same customer location because some bulk terminals will be further away from the delivery location and our revenue per mile generally is higher on shorter hauls.

We incorporate fuel surcharges into our negotiated rates to help us manage our fuel expense. The amount of fuel surcharges typically takes into account changes in underlying diesel prices, although there is a time lag between fuel price fluctuations and changes to fuel surcharges. In recent years, some customer contracts have been modified to provide for reduced fuel surcharges but have base rates that factor in a larger fuel expense. As a result of this trend, fuel surcharges declined from 17.8% of our total revenue in fiscal 2012 to 16.9% in fiscal 2013 and 16.1% in fiscal 2014. Our total revenue per mile, including fuel surcharges, increased 1.0% from 2012 to 2013 although revenue per mile decreased 1.7% from 2013 to 2014 due to lower rates on the business acquired in the Pipeline acquisition and a longer average haul length on the additional business. Accordingly, we believe that it is generally not meaningful to compare changes in fuel surcharge revenue as a percentage of total revenue between reporting periods. Management monitors revenue per mile, which includes fuel surcharges, to analyze effective pricing trends.

Our operating costs primarily consist of the following:

• Compensation and Benefits - Wages and employee benefits for our drivers and terminal and support personnel is the largest component of our operating costs. These costs are impacted by such factors as miles driven, driver pay increases, driver turnover and training costs and additional driver pay due to temporary out-of-town deployments to serve new business;

• Fuel Expenses - Our fuel expenses will vary depending on miles driven as well as such factors as fuel prices, the fuel efficiency of our fleet and the average haul length, which is impacted by variations in petroleum supply in our markets. Although diesel fuel prices have been relatively stable over the past three years, fuel prices can be highly volatile;

• Operating and Repairs – This category consists of vehicle maintenance (excluding shop personnel), tire expense (including amortization of tire cost and road repairs), tolls, hiring costs, driver travel cost, driver hiring costs, site maintenance and other operating expenses. These expenses will vary based on such factors as miles driven, the age of our fleet, tire prices, driver availability and driver travel, business growth and inflation among others;

• Insurance and Losses – This includes costs associated with insurance premiums, and the self-insured portion of liability, worker’s compensation, health insurance and cargo claims and wreck repairs. We work very hard to manage these expenses through our safety and wellness programs, but these expenses will vary depending on the frequency and severity of accident and health claims, insurance markets and deductible levels;

• Sales, General and Administrative Expenses - This category consists of the wages, bonus accruals, benefits, travel, vehicle and office costs for our administrative personnel as well as professional fees and amortization charges for intangible assets purchased in acquisitions of other businesses;

• Depreciation Expense – Depreciation expense consists of the depreciation of the cost of fixed assets such as tractors and trailers over the life assigned to those assets. Amortization of intangible assets is included under the sales, general and administrative expense category. The amount of depreciation expense is impacted by equipment prices and the timing of new equipment purchases. We expect the cost of new tractors and trailers to continue to increase, impacting our future depreciation expense;

• Rents, Tags and Utilities Expenses – This category consists of rents payable on leased facilities and leased equipment, federal highway use taxes, vehicle registrations, license and permit fees and personal property taxes assessed against our equipment, communications, utilities and real estate taxes;

• Corporate Expenses – Corporate expenses consist of wages, bonus accruals, benefits, travel, vehicle and office costs for corporate executives, director fees, stock option expense and aircraft expense;

• Gains on Equipment Sales - Our financial results for any period may be impacted by any gain or loss that we realize on the sale of used equipment and losses on wrecked equipment. We periodically sell used equipment as we replace older tractors and trailers. Gains or losses on equipment sales can vary significantly from period to period depending on the timing of our equipment replacement cycle, market prices for used equipment and losses on wrecked equipment.

Our profitability depends on our ability to control these expenses. The primary measure we use to evaluate our profitability is our operating ratio (our operating expenses as a percentage of our operating revenue).

The trucking industry has been experiencing a shortage of qualified drivers in recent years, and we expect this trend to continue. Driver shortages and attrition may result in our inability to serve existing business and to take on new business, may require us to increase compensation levels and may require us to incur out-of-town driver pay and driver housing costs to send some of our drivers temporarily to the market where we are experiencing a driver shortage. For example, in fiscal 2014, our financial results were adversely affected by the need to send drivers out-of-town to service new business and to address higher than expected driver turnover in the Pipeline acquisition that we completed in November 2013.

Our revenues for fiscal 2014 were favorably impacted by our acquisition of assets of Pipeline Transportation, Inc. Our revenue miles increased 17.0% but our revenue per mile declined 1.7% due in part to lower rates under customer contracts assumed in the acquisition and a longer average haul length. At the same time, the acquisition of new business and higher-than-expected turnover in the acquired operations caused us to utilize more out-of-town drivers, increasing our compensation and operating costs. We have reduced the use of out-of-town drivers since the end of the second quarter and we expect that out-of-town driver costs will trend back to historic levels.

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. In May 2012 the Company acquired approximately 1,200 acres near Lake Louisa, Florida which is west of Orlando, Florida for a purchase price of $11 million. The Company simultaneously executed a long-term royalty lease under which it receives a minimum monthly royalty payment until the tenant receives the necessary permits and begins mining sand. At September 30, 2014, the mining royalty land segment owned the following properties:

Locations currently being mined. The segment owns a total of 10,423 acres in Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2014 totaled 4,575,000 leaving estimated reserves of 332,680,000 tons.

Locations under royalty agreements but not currently being mined. The segment owns a total of 4,771 acres in Ft. Myers, Airgrove/Lake County, Marion County, Astatula/Lake County, and Lake Louisa, Florida, and Forest Park Georgia. Tons sold in 2014 totaled 1,000 leaving estimated reserves of 96,330,000 tons.

Investment Properties. The segment owns 1,923 acres of investment properties in Gulf Hammock, Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012. The timing of development of this project is dependent on market demand.

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

Developed property rentals occupancy has remained constant at 89.6% from last fiscal year. Occupancy at September 30, 2014 and 2013 included 8,200 square feet or .2% and 42,606 square feet or 1.3% respectively for temporary space under less than full market lease rates. The Company resumed development of Patriot Business Park effective April 1, 2012 due to two developments. In February 2012, the Company signed an agreement to sell 15.18 acres of land at the site for a purchase price of $4,774,577 and the sale was completed in July 2013. The Company also entered into a build to suit lease signed April 2012, for a 117,600 square foot building which was completed and occupied by VADATA during the quarter ending March 31, 2013. In May 2013, the Company entered into a second build to suit lease, with VADATA, for a 125,500 square foot building which was completed and occupied during the quarter ending March 2014. In May, 2014, the Company entered into a long term lease with VADATA for its third build-to-suit data warehouse for 129,850 square feet. In June 2013, the Company purchased Transit Business Park in Baltimore, Maryland which consists of 5 buildings on 14.5 acres totaling 232,318 square feet which are 66.4% occupied. In June 2014, the Company purchased Kelso Business Park in Baltimore, Maryland which consists of 2 buildings on 10.2 acres totaling 69,680 square feet.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2014:

		Total
Development	Location	Sq. feet	% Occupied

Hillside	Anne Arundel Co., MD	567,473	96.1%
Lakeside	Harford Co., MD	893,722	88.6%
Tudsbury	Baltimore Co., MD	86,100	100.0%
Dorsey Run	Howard Co., MD	85,100	100.0%
Rossville	Baltimore Co., MD	190,517	100.0%
Loveton	Baltimore Co., MD	33,708	81.4%
Oregon	Anne Arundel Co., MD	195,615	82.9%
Arundel	Howard Co., MD	162,796	100.0%
Interchange	New Castle Co., DE	303,006	60.4%
66

Azalea Garden	Norfolk, VA	188,093	100.0%
Windlass Run	Baltimore Co., MD	69,474	100.0%
21st Street	Duval Co., FL	68,757	100.0%
Hollander 95	Baltimore Co., MD	82,800	100.0%
Patriot Business Park	Prince William Co., VA	243,150	100.0%
Transit Business Park	Baltimore Co., MD	232,318	66.4%
Kelso Business Park	Baltimore Co., MD	69,680	100.0%
		3,472,309	89.6%

Developed square feet increased by 195,230 or 6.0% from 3,277,079 at September 30, 2013 to 3,472,309 at September 30, 2014 due to the building constructed at Patriot Business Park and the purchase of Kelso Business Park. Average occupancy in fiscal 2014 was 89.8% compared to 88.7% in fiscal 2013 and 85.1% in fiscal 2012. As of September 30, 2014, leases at our properties representing approximately 13%, 11%, 18%, 18% and 3% of the total square footage of buildings completed prior to September 2014 were scheduled to expire in fiscal year 2015, 2016, 2017, 2018 and 2019, respectively. There is currently vacant space in the portfolio. Leasing or renewing these spaces will be critical to future financial results.

In addition to the completed buildings there are approximately 125 acres in four separate distinct submarkets capable of holding up to 17 buildings totaling 1,406,906 square feet (inclusive of 129,850 square feet under construction). This pipeline for future vertical construction is a major part of our business plan. The net book value of these properties at September 30, 2014 was $29,592,000.

		Proposed
	Acres	Sq. Ft.	Comments
Under Construction:
Patriot Business Park Bldg A	8	129,850	Under Construction

Developed Lots:
Lakeside Business Park	20	266,530	Ready for building construction
Windlass Run Business Park	29	236,626	Ready for building construction
Windlass Run Business Park	8	150,000	Design and permitting ongoing
Patriot Business Park	23	198,150	Horizontal development ongoing
Hollander Business Park	33	345,750	Horizontal development ongoing
Hollander Business Park	4	80,000	Design and permitting ongoing

Additional Properties held for investment or future development include:

Windlass Run Residential (previously Bird River) phase 2, located in southeastern Baltimore County, Maryland, is a 74 acre tract of land adjacent to our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density. The Company executed two contracts on April 17, 2013 with a buyer for the sale of phase 1 of the property in the quarter ending September 30, 2013 for $8.0 million and the balance for $11.0 million approximately 18 months later. The sale of phase 1 was completed in August of 2013 and resulted in a gain of $4,928,000. The sale of phase two is scheduled to close in March of 2015 and would generate a gain of approximately $6.0 million.

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

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. (“MRP”) to form a joint venture to develop the first phase only of the four phase master development known as Riverfront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The joint venture, Riverfront Investment Partners I, LLC (“Riverfront I) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 76.91% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. The Joint Venture closed on $17,000,000 of EB5 secondary financing and a nonrecourse construction loan for $65,000,000 on August 8, 2014. Both these financing sources are non-recourse to Patriot. Construction commenced in October 2014. At this point the Company anticipates lease up scheduled in 2016 and 2017. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel is currently zoned for industrial use. Alternative uses are being investigated in order to maximize this assets’ profitability and expedite its disposition.

COMPARATIVE RESULTS OF OPERATIONS

Transportation

	Fiscal Years ended September 30
(dollars in thousands)	2014	%	2013	%	2012	%

Transportation revenue	$108,424	83.9%	93,227	83.1%	85,060	82.2%
Fuel surcharges	20,738	16.1%	18,893	16.9%	18,416	17.8%

Revenues	129,162	100.0%	112,120	100.0%	103,476	100.0%

Compensation and benefits	47,431	36.7%	40,095	35.8%	36,875	35.6%
Fuel expenses	29,281	22.7%	25,699	22.9%	24,174	23.4%
Operating and repairs	13,082	10.1%	10,682	9.5%	9,832	9.5%
Insurance and losses	10,729	8.3%	7,544	6.7%	7,498	7.2%
Depreciation expense	8,210	6.4%	7,202	6.4%	6,577	6.4%
Rents, tags & utilities	3,706	2.9%	2,435	2.2%	2,498	2.4%
Sales, general & administrative	9,273	7.2%	8,789	7.9%	8,166	7.9%
Allocated corporate expenses	1,722	1.3%	1,765	1.6%	1,631	1.6%
Gain on equipment sales	(578)	(.5%)	(1,445)	(1.3%)	(1,251)	(1.2%)

Cost of operations	122,856	95.1%	102,766	91.7%	96,000	92.8%

Operating profit	$6,306	4.9%	9,354	8.3%	7,476	7.2%

Fiscal Year 2014 versus 2013

Comparability for fiscal 2014 to fiscal 2013 is affected by the acquisition of the assets of Pipeline Transportation in the first quarter of fiscal 2014.

Transportation segment revenues increased 15.2% and revenue miles increased 17.0% compared to fiscal 2013. Our loads increased 12.6% over the same period last year, and our average haul length increased 3.9%. We increased our business in most of our markets, resulting in more loads hauled at 16 of our 21 terminals. The terminals servicing the acquired Pipeline business accounted for 73% of the additional loads, including new business acquired independent of the Pipeline acquisition. The increase in the average haul length is primarily due to a higher than average haul length on the additional loads added during fiscal 2014. Revenue per mile decreased 1.7% over the same period last year, due to lower rates on the business acquired in the Pipeline acquisition and because revenue per mile generally declines as the average haul length increases.

Fuel surcharge revenue decreased .8% as a percentage of total revenue due to lower fuel surcharges on the acquired business and an increase in business with customers with higher base rates and lower fuel surcharges. We believe that it is generally not meaningful to compare changes in fuel surcharge revenue as a percentage of total revenue between reporting periods. Management monitors revenue per mile, which includes fuel surcharges, to analyze effective pricing trends.

The transportation segment’s operating ratio in fiscal 2014 increased to 95.1% compared to 91.7% in fiscal 2013. The higher operating ratio was attributable to the decline in revenue per mile and the following expense increases:

• Compensation and benefits increased ..9% as a percentage of revenues due primarily to the lower revenue per mile along with a $295,000 increase in out-of-town driver pay and $212,000 increase in driver training pay to service new business and to address unexpected driver attrition in the acquired Pipeline business.

• Operating and repairs expenses increased .6% as a percentage of revenues due primarily to a $452,000 increase in driver travel and housing costs for out-of-town drivers, a $350,000 increase in tolls expense, a $186,000 increase in driver hiring costs and $74,000 in rigging and rebranded costs related to the Pipeline acquisition.

• Insurance and losses increased $3,185,000, or 1.6% as a percentage of revenues. Approximately 50% of the increase was attributable to higher health insurance claims due in large part to unusually low health claims in 2013. Accident claims accounted for the balance of the increase as the Company experienced an increase in accident severity and accident frequency. Safety remains a primary focus of our culture and these increases are under continuous intense scrutiny.

• Rents, tags and utilities increased ..7% as a percentage of revenues due primarily to the addition of leased tractors in the Pipeline acquisition.

• Gains on equipment sales decreased ..8% as a percentage of revenues because we sold less equipment than we did in fiscal 2013 and we incurred a $355,000 loss on wrecked equipment.

These expense increases were partially mitigated by lower sales, general and administrative and corporate expenses as a percentage of revenue. Bonus compensation declined by $1,717,000, legal and audit fees increased $346,000 year over year primarily due to the spin-off and the Company accrued $575,000 in the fourth quarter of 2014 under the Management Security Plan due to the death prior to retirement of one of the Plan participants.

Fiscal Year 2013 versus 2012

In fiscal 2013, the transportation segment increased revenues to $112,120,000, an 8.4% increase over the fiscal 2012 because of a 7.3% increase in revenue miles and a 1% improvement in revenue per mile. Business growth and a slightly longer average haul length accounted for the higher revenue miles and rate increases accounted for the slight improvement in revenue per mile.

Fuel surcharge revenue in fiscal 2013 was positively impacted by the time delay between fuel price increases in 2012 and the effective date of the fuel surcharge adjustments. Nevertheless, fuel surcharge revenue for fiscal 2013 decreased .9% as a percentage of total revenue versus fiscal 2012 as we increased our business with customers with higher base rates and lower fuel surcharges. We believe that it is generally not meaningful to compare changes in fuel surcharge revenue as a percentage of total revenue between reporting periods. Management monitors revenue per mile, which includes fuel surcharges, to analyze effective pricing trends.

The transportation segments operating ratio improved to 91.7% in fiscal 2013 compared to 92.8% in 2012. The improvement was due to higher revenue per mile as well as the following expense improvements:

• Although the average price paid per gallon of diesel fuel increased by .4% over fiscal 2012, fuel expense decreased .5% as a percentage of revenue due to the improvement in revenue per mile.

• Insurance and losses decreased ..5% as a percentage of revenues due primarily to lower health insurance claims, partly offset by higher accident claims.

• Rents, tags and utilities decreased ..2% as a percentage of revenues due to lower real estate taxes and lower telecommunications charges.

• Gains on equipment sales increased ..1% as a percentage of revenues as we sold more equipment during 2013 that resulted in higher gains than in 2012.

These expense improvements were partly offset by an increase in compensation and benefits due to a driver pay increase in March 2013 that was not fully offset by the improved revenue per mile.

Mining Royalty Land

	Fiscal Years ended September 30
(dollars in thousands)	2014	%	2013	%	2012	%

Mining royalty land revenue	$5,349	100%	5,302	100%	4,483	100%

Property operating expenses	489	9%	478	9%	468	10%
Depreciation and depletion	124	3%	106	2%	112	3%
Management company indirect	-	0%	(21)	0%	(2)	0%
Allocated corporate expense	755	14%	731	13%	674	15%

Cost of operations	1,368	26%	1,294	24%	1,252	28%

Operating profit	$3,981	74%	$4,008	76%	$3,231	72%
70

Revenues 2014 vs 2013 – Mining royalty land segment revenues for fiscal 2014 were $5,349,000, an increase of $47,000 or .9% compared to $5,302,000 in 2013.

Revenues 2013 vs 2012 – Mining royalty land segment revenues for fiscal 2013 were $5,302,000, an increase of $819,000 or 18.3% compared to $4,483,000 in 2012 due to royalties on new property purchased in May 2012 along with a shift in production at two locations increasing the share of mining on properties owned by the Company partially offset by lower timber sales.

Expenses 2014 vs 2013 – The mining royalty land segment’s cost of operations increased $74,000 to $1,368,000 in 2014, compared to $1,294,000 in 2013, primarily due to increased depletion and allocated corporate expenses. Corporate expense increased due to $138,000 allocated spin-off costs less reduced corporate bonus expense.

Expenses 2013 vs 2012 – The mining royalty land segment’s cost of operations increased $42,000 to $1,294,000 in 2013, compared to $1,252,000 in 2012, primarily due to the $57,000 increase in allocated corporate expenses offset by a $19,000 decrease in indirect management company costs to this segment.

Developed Property Rentals

	Fiscal Years ended September 30
(dollars in thousands)	2014	%	2013	%	2012	%

Developed property rentals revenue	$25,629	100%	22,352	100%	19,555	100%

Property operating expenses	7,323	29%	5,456	25%	4,879	25%
Depreciation and amortization	6,654	26%	5,874	26%	5,633	29%
Environmental remediation	-	0%	-	0%	1,771	9%
Management company indirect	1,424	6%	1,595	7%	1,775	9%
Allocated corporate expense	1,133	4%	1,094	5%	1,012	5%

Cost of operations	16,534	65%	14,019	63%	15,070	77%

Operating profit	$9,095	35%	$8,333	37%	$4,485	23%

Revenues 2014 vs 2013 – Developed property rentals segment revenues increased $3,277,000 or 14.7% in 2014 to $25,629,000 due to higher average occupancy, snow removal reimbursements, revenue on the 117,600 square foot build to suit building completed and occupied during the quarter ended March 2013, revenue on the 125,550 square foot build to suit building completed and occupied during the quarter ended March 2014, revenue on the 5 buildings added June 2013 related to the purchase of Transit Business Park and revenue on the 2 buildings added June 2014 related to the purchase of Kelso Business Park. Occupancy at both September 30, 2014 and 2013 was 89.6%.

On June 6, 2014 the Company purchased Kelso Business Park in Baltimore, Maryland which consists of 2 buildings on 10.2 acres totaling 69,680 square feet which were 100% occupied.

On May 1, 2014, the Company entered into a long term lease with VADATA for its third build-to-suit data warehouse for 129,850 sq. ft.; the first (117,600 sq. ft.) and second (125,550 sq. ft.) build-to-suit data warehouses were completed and occupied in January 2013 and January 2014, respectively.

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

On June 20, 2013 the Company purchased, through a qualified intermediary, Transit Business Park in Baltimore, Maryland which consists of 5 buildings on 14.5 acres totaling 232,318 square feet which were 66.4% occupied. This purchase was completed as a forward 1031 exchange with the sale of phase 1 of Windlass Run Residential.

Expenses 2014 vs 2013 – Developed property segment’s cost of operations increased to $16,534,000 in 2014, compared to $14,019,000 in 2013. Property operating expenses increased $1,867,000 due to higher average occupancy, higher property taxes ($952,000), snow removal costs ($702,000) and the new buildings placed in service. Depreciation and amortization increased $780,000 due to the newly completed build to suit buildings, the purchase of Transit Business Park and the purchase of Kelso Business Park reduced by certain tenant improvements becoming fully depreciated. Management Company indirect expenses (excluding internal allocations for lease related property management fees) decreased $171,000 due to lower health insurance costs partially offset by higher professional fees. Allocated corporate expenses increased $39,000 due to $208,000 allocated spin-off costs less reduced corporate bonus expense.

Expenses 2013 vs 2012 – Developed property segment’s cost of operations decreased to $14,019,000 in 2013, compared to $15,070,000 in 2012. Property operating expenses increased $577,000 due to higher property taxes, snow removal costs and higher occupancy. Depreciation and amortization increased $241,000 due to the newly completed build to suit and the purchase of Transit Business Park reduced by certain tenant improvements becoming fully depreciated. The Company recorded an expense in the fourth quarter of fiscal 2012 of $1,771,000 for an environmental remediation liability pertaining to phase I of the Riverfront development of property on the Anacostia in Washington, D.C. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred. Management Company indirect expenses (excluding internal allocations for lease related property management fees) decreased $180,000 due to the prior year including severance costs along with high health insurance claims. Allocated corporate expenses increased $82,000.

Consolidated Results

Operating Profit - Consolidated operating profit was $17,768,000 in fiscal 2014 compared to $20,434,000 in 2013, a decrease of 13.0%. Operating profit in the transportation segment decreased $3,048,000 or 32.6% primarily due to lower revenue per mile, $3,185,000 higher insurance and claims, a $747,000 increase in costs incurred to use out-of-town drivers to service new business, a $575,000 accrual under the Management Security Plan due to the death prior to retirement of one of the Plan participants, write-offs of $355,000 on equipment due to accidents and $346,000 of spin-off costs partially offset by reduced bonus compensation of $1,717,000. Operating profit in the mining royalty land segment decreased $27,000 or .7% due to increased depletion and allocated corporate expenses. Operating profit in the Developed property rentals segment increased $762,000 or 9.1% primarily due to higher average occupancy, the 117,600 square foot build to suit building completed and occupied during the second quarter 2013, the addition of the 125,550 square foot build to suit building completed and occupied during the second quarter 2014 offset by higher property taxes. Consolidated operating profit includes corporate expenses not allocated to any segment in the amount of $1,614,000 in fiscal 2014, an increase of $353,000 compared to 2013 primarily due to the higher market value associated with the annual director stock grant. Consolidated operating profit was $20,434,000 in 2013 compared to $14,101,000 in 2012 an increase of 44.9%.

Gain on termination of sale contract – Fiscal 2012 includes a gain of $1,039,000 on the receipt of non-refundable deposits related to the termination of an agreement to sell the Company’s Windlass Run Residential property.

Gain on investment land sold – Fiscal 2014 includes $310,000 for the sale of a parcel in Patriot Business Park and $166,000 of deferred profits on prior year land sales related to post closing development obligations. Fiscal 2013 includes total gains on investment land sold of $7,333,000. Income from continuing operations for the first quarter of fiscal 2013 included a gain on the sale of the developed property rentals Commonwealth property in Jacksonville, Florida, of $1,116,000 before income taxes. The book value of the property was $723,000. In July 2013 the Company sold 15.18 acres of land at Patriot Business Park resulting in a gain of $341,000 before income taxes. The book value of the property was $3,603,000. In August 2013 the Company sold 5.38 acres of land at Hollander 95 Business Park and recorded a gain before income taxes of $514,000. The book value of the property was $595,000. In August 2103 the Company sold phase 1 of the Windlass Run Residential property and recorded a gain of $4,928,000 before income taxes. The book value of the property was $2,971,000. In August 2013 the Company sold 284 acres of Gulf Hammock mining property and recorded a gain of $433,000 before income taxes. The book value of the property was $296,000.

Interest expense – Interest expense for fiscal 2014 decreased $1,045,000 over 2013 due to an accelerated payment on long-term debt and a declining mortgage principal balance. Interest expense for fiscal 2013 decreased $118,000 over 2012 due to declining mortgage interest expense and higher capitalized interest partially offset by the accelerated prepayment of long-term debt. On June 3, 2013 the Company prepaid the $7,281,000 remaining principal balance on a 6.12% mortgage under an early prepayment provision the note allowed after 7.5 years. The $561,000 cost of the prepayment included a penalty of $382,000 and the remaining deferred loan costs of $175,000. On July 31, 2013 the Company prepaid the $279,000 remaining principal balance on a 7.97% mortgage. The cost of the prepayment included a penalty of $7,000. The amount of interest capitalized on real estate projects under development was $217,000 higher than the same period in fiscal 2012 primarily due to resumed development of Patriot Business Park in April 2012.

Income taxes – Income tax expense for 2014 decreased $3,185,000 due to lower earnings. Income tax expense for 2013 increased $5,028,000 over 2012 due to higher earnings from continuing operations.

Income from continuing operations – Income from continuing operations was $10,019,000 or $1.03 per diluted share in 2014, a decrease of 34.9% compared to $15,385,000 or $1.60 per diluted share in 2013. The $5,366,000 decrease was due to the $7,333,000 gain on the sale of investment land in 2013, the $2,666,000 decrease in operating profits, offset by the increase in income taxes and the $476,000 gain on the sale of investment land.

Income from continuing operations was $15,385,000 or $1.60 per diluted share in 2013, an increase of 99.5% compared to $7,711,000 or $.81 per diluted share in 2012.

Discontinued operations – The after tax income from discontinued operations was $97,000 or $.01 per diluted share in fiscal 2012.

Net income – Net income for fiscal 2014 was $10,019,000 compared to $15,385,000 in fiscal 2013. Diluted earnings per common share decreased to $1.03 in fiscal 2014 from $1.60 in 2013, and were $.82 in 2012.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company’s businesses requires significant cash needs. The Company expects to meet short-term liquidity requirements generally through working capital, net cash provided by operations, and, if necessary, borrowings on its unsecured revolving credit facility. The Company intends to meet long-term funding requirements for transportation equipment and acquisitions, property acquisitions and development, debt service, and share repurchases through net cash from operations, long-term secured and unsecured indebtedness, including borrowings under its unsecured revolving credit facility, and proceeds from sales of strategically identified assets.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2014	2013	2012
Total cash provided by (used for):
Operating activities	$23,354	$26,878	$20,484
Investing activities	(39,371)	(22,525)	(31,656)
Financing activities	16,528	(10,564)	(3,141)
Increase (decrease) in cash and
cash equivalents	$511	$(6,211)	$(14,313)

Operating Activities - Net cash provided by operating activities was $23,354,000 for the year ended September 30, 2014, $26,878,000 in 2013 and $20,484,000 in 2012.

The total of net income plus depreciation, depletion and amortization less gains on sales of property and equipment decreased $4,534,000 versus the same period last year. These changes are described above under “Comparative Results of Operations”. The net change in deferred and current income taxes payable reduced cash flows by $5,913,000 compared to the same period last year due to the timing of tax payments and the expiration of bonus tax deprecation as of January 1, 2014. Cash flows from operating activities in 2012 included cash flows provided by discontinued operations of $177,000.

Investing Activities – For the year ended September 2014, cash required by investing activities was $39,371,000 compared to $22,525,000 in 2013. The current year included $5,981,000 lower purchases of transportation equipment exclusive of the Pipeline Transportation acquisition for $10,023,000. Investment in real estate segment was $3,653,000 lower primarily due to the lower cost of the Kelso property as compared with the Transit Business Park purchase last year. Cash required by investing activities was reduced by $1,508,000 released from escrow cash due to fulfillment of obligations related to the prior sale of properties. Proceeds from the sale of real estate and equipment was $14,384,000 lower due to the sale of real estate held for investment in fiscal 2013.

In 2013, cash required by investing activities was $22,525,000 compared to $31,656,000 in 2012. The lower investing cash use was due to proceeds from the sale of real estate held for investment.

Financing Activities - Cash provided by financing activities in the year ended September 30, 2014, was $16,528,000 compared to use of $10,564,000 in 2013. Our Revolver debt increased $17,645,000 compared to last year. There was a $7,281,000 prepayment of a mortgage in June 2013 and a $279,000 prepayment of a mortgage in July 2013 which reduced the cash provided by financing in the prior year.

Net cash used in financing activities was $10,564,000 in 2013 and $3,141,000 in 2012, $7,423,000 higher due to the accelerated repayment on long term debt in fiscal 2013.

Credit Facilities - On December 21, 2012, the Company entered into a five year credit agreement with Wells Fargo Bank, N.A. with a maximum facility amount of $55 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a maximum facility amount of $40 million, with a $20 million sublimit for standby letters of credit, and a term loan facility of $15 million. As of September 30, 2014, $17,645,000 was borrowed under the Revolver, $5,421,000 in letters of credit was outstanding, and $31,934,000 was available for additional borrowing. The letters of credit were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.0% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. As of September 30, 2014, $73,558,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2014.

Cash Requirements - The Board of Directors has authorized Management to repurchase shares of the Company’s common stock from time to time as opportunities arise. During fiscal 2014 the Company did not repurchase any shares of stock. During fiscal 2013 the Company repurchased 8,700 shares for $233,000. As of September 30, 2014, $3,682,000 was authorized for future repurchases of common stock. The Company does not currently pay any cash dividends on common stock.

While the Company is affected by environmental regulations, such regulations are not expected to have a major effect on the Company’s capital expenditures or operating results with the exception of the Anacostia property described in our risk facors and Note 12 of the Notes to the Consolidated Financial Statements.

The Company reached an agreement with the District of Columbia in November 2011 concerning the assessed value of the Company’s property resulting in a credit due to the Company. The taxes previously paid relating to the property were capitalized to the cost of the land as we are actively pursuing development of the property. The entry to record this agreement was to establish a receivable for the taxes and to credit the cost of the land in the amount of $2,311,000. As of September 30, 2014 all of the tax receivable was received.

The Company currently expects its fiscal 2015 capital expenditures to be approximately $23,810,000 ($12,498,000 for real estate development expansion, $11,312,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $14,955,000.

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

Risk Insurance. The nature of the transportation business subjects the Company to risks arising from workers’ compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $250,000 ($500,000 for automobile liability and general liability claims prior to fiscal 2011 and for worker’s compensation claims prior to fiscal 2013) and has third party coverage for amounts exceeding the retention up to the amount of the policy limits. The Company expenses during the year an estimate of risk insurance losses based upon independent actuarial analysis, insurance company estimates, and our monthly review of claims reserve changes. In making claim reserve changes we rely upon estimates of our insurance company adjusters, attorney evaluations, and judgment of our management. Our estimates require judgment concerning the nature, severity, comparative liability, jurisdiction, legal and investigative costs of each claim. Claims involving serious injury have greater uncertainty of the eventual cost. In the past, our estimate of the amount of individual claims has increased from insignificant amounts to the full deductible as we learn more information about the claim in subsequent periods. We obtain an independent actuarial analysis at least twice annually to assist in estimating the total loss reserves expected on claims including claim development and incurred but not reported claims. We also retain exposure on employee health benefits up to $250,000 per claim each calendar year plus a $72,000 aggregate deductible for any claims exceeding $250,000. We estimate claim liability using historical payment trends and specific knowledge of larger claims. Health claims are expensed as the health services are rendered so there only is a two month lag in payments on average. We are usually aware of the larger claims before closing each accounting period reducing the amount of uncertainty of the estimate. Our accrued insurance liabilities for retiree benefits are recorded by actuarial calculation. Our accrued insurance liabilities for claims as of September 30, 2014, 2013, and 2012 amounted to $2.6 million, $2.4 million and $4.9 million, respectively. Accrued insurance liabilities decreased in fiscal 2013 due to payments to our new insurer under a captive agreement along with payment in settlement of three unusually large prior year liability and health claims. Payments under the captive agreement for the year-to-date loss fund are estimated in advance using actuarial methodology. The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments. Including the potential exposure in the captive we have $4.8 million of estimated insurance liabilities. In the event that actual costs for these claims are different than estimates we will have adjustments in future periods. It is likely that we will experience either gains or losses of 5-10% of prior year estimated insurance liabilities in any year.

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

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2014:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Mortgages Including Interest	$61,044	7,230	13,988	11,836	27,990
Operating Leases	2,500	393	556	556	995
Purchase Commitments	4,867	4,863	4	-	-
Other Long-Term Liabilities	1,547	164	174	184	1,025

Total Obligations	$69,958	12,650	14,722	12,576	30,010

INFLATION

Most of the Company’s operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, inflation has been fairly modest with its impacts mostly related to equipment prices, tire prices and the compensation paid to drivers. Tractor prices have increased over 30% since 2007 due in part to EPA mandated new engine emission requirements on tractor engines. Customer rate increases received have significantly lagged the increased prices paid for new equipment over the same period.

In addition to inflation, fluctuations in fuel prices can affect profitability. Significant fluctuations in fuel prices increase our cost of operations as the Company is unable to pass through all increases in fuel prices. Most of the Company’s contracts with customers contain fuel surcharge provisions. Although the Company historically has been able to pass through most long-term increases in fuel prices and operating taxes to customers in the form of surcharges and higher rates, there is no guarantee that this will be possible in the future.

Substantially all of the Company’s royalty agreements are based on a percentage of the sales price of the related mined items. Minimum royalties and substantially all lease agreements provide escalation provisions.

SEASONALITY

Our business is subject to seasonal trends common in the refined petroleum products delivery industry. We typically face reduced demand for refined petroleum products delivery services during the winter months and increased demand during the spring months. Further, operating costs and earnings are generally adversely affected by inclement weather conditions. These factors generally result in lower operating results during the first and fourth quarters of the year and cause our operating results to fluctuate from quarter to quarter. Our operating expenses also have been somewhat higher in the winter months, due primarily to decreased fuel efficiency and increased maintenance costs for tractors and trailers in colder months.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements, including without limitation relating to the Company's plans, strategies, objectives, expectations, intentions, capital expenditures, future liquidity, plans and timetables for completion of pending development projects and the timetable for the completion of the proposed spin-off of the transportation group. The words or phrases “anticipate,” “estimate,” ”believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions identify forward-looking statements. The following factors and others discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: uncertainties as to whether the Company will be able to complete, and recognize the benefits of, the proposed spin-off of the transportation group; freight demand for petroleum products including recessionary and terrorist impacts on travel in the Company’s markets; levels of construction activity in the markets served by our mining properties; fuel costs and the Company’s ability to recover fuel surcharges; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations regarding the transportation industry; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible warehouse/office facilities in the Baltimore-Washington-Northern Virginia area; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

These forward-looking statements are made as of the date hereof based on management’s current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company’s other filings made from time to time with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30

(In thousands, except per share amounts)

	2014	2013	2012
Revenues:
Transportation	$129,162	112,120	103,476
Mining royalty land	5,349	5,302	4,483
Developed property rentals	25,629	22,352	19,555
Total revenues	160,140	139,774	127,514

Cost of operations:
Transportation	122,856	102,766	96,000
Mining royalty land	1,368	1,294	1,252
Developed property rentals	16,534	14,019	15,070
Unallocated corporate	1,614	1,261	1,091
Total cost of operations	142,372	119,340	113,413

Operating profit:
Transportation	6,306	9,354	7,476
Mining royalty land	3,981	4,008	3,231
Developed property rentals	9,095	8,333	4,485
Unallocated corporate	(1,614)	(1,261)	(1,091)
Total operating profit	17,768	20,434	14,101

Gain on termination of sale contract	—	—	1,039
Gain on investment land sold	476	7,333	—
Interest income and other	30	38	26
Equity in loss of joint ventures	(128)	(63)	(8)
Interest expense	(1,475)	(2,520)	(2,638)

Income before income taxes	16,671	25,222	12,520
Provision for income taxes	6,652	9,837	4,809
Income from continuing operations	10,019	15,385	7,711

Gain from discontinued operations, net	—	—	97

Net income	$10,019	15,385	7,808

Earnings per common share:
Income from continuing operations -
Basic	1.04	1.62	0.82
Diluted	1.03	1.60	0.81
Discontinued operations -
Basic	0.00	0.00	0.01
Diluted	0.00	0.00	0.01
Net Income -
Basic	1.04	1.62	0.83
Diluted	1.03	1.60	0.82

Number of weighted average shares (in thousands) used in computing:
-basic earnings per common share	9,629	9,523	9,360
-diluted earnings per common share	9,710	9,605	9,474

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30

(In thousands)

	2014	2013	2012
Net income	$10,019	15,385	7,808
Other comp. income (loss) net of tax:
Actuarial gain (loss) retiree health	(2)	—	(6)
Minimum pension liability	4	6	7
Comprehensive income	$10,021	15,391	7,809

See accompanying notes.

CONSOLIDATED BALANCE SHEETS - As of September 30

(In thousands, except share data)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$1,013	502
Cash held in escrow	61	1,569
Accounts receivable (net of allowance for doubtful
accounts of $155 and $162, respectively)	8,246	7,707
Real estate tax refund receivable	—	1,576
Inventory of parts and supplies	895	881
Prepaid tires on equipment	2,048	1,871
Prepaid taxes and licenses	2,436	2,223
Prepaid insurance	789	609
Prepaid expenses, other	83	79
Real estate held for sale, at cost	4,473	—
Total current assets	20,044	17,017

Property, plant and equipment, at cost:
Land	104,806	111,055
Buildings	166,324	151,812
Equipment	92,403	86,410
Construction in progress	8,971	7,058
	372,504	356,335
Less accumulated depreciation and depletion	122,894	114,922
	249,610	241,413

Real estate held for investment, at cost	7,304	4,343
Investment in joint ventures	18,537	13,406
Goodwill	3,431	1,087
Unrealized rents	4,780	4,659
Other assets	9,365	5,168
Total assets	$313,071	287,093

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$7,318	7,290
Deferred income taxes	239	127
Federal and state income taxes payable	701	475
Accrued payroll and benefits	4,568	6,008
Accrued insurance	1,186	1,285
Environmental remediation	1,771	—
Accrued liabilities, other	1,610	1,486
Long-term debt due within one year	4,534	4,311
Total current liabilities	21,927	20,982

Long-term debt, less current portion	58,704	45,593
Deferred income taxes	21,654	22,567
Accrued insurance	1,393	1,133
Other liabilities	3,078	4,172
Commitments and contingencies (Notes 12 and 13)	—	—
Shareholders' equity:
Preferred stock, no par value;
5,000,000 shares authorized; none issued
Common stock, $.10 par value;
25,000,000 shares authorized; 9,703,270 and 9,564,220
shares issued and outstanding, respectively	970	956
Capital in excess of par value	47,892	44,258
Retained earnings	157,413	147,394
Accumulated other comprehensive income, net	40	38
Total shareholders' equity	206,315	192,646
Total liabilities and shareholders' equity	$313,071	287,093
See accompanying notes
82

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2014	2013	2012
Cash flows from operating activities:
Net income	$10,019	15,385	7,808
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Depreciation, depletion and amortization	16,139	14,065	12,994
Deferred income taxes	(801)	4,437	1,539
Equity in loss of joint ventures	128	63	8
Gain on sale of equipment and property	(1,063)	(8,889)	(2,332)
Income from discontinued operations, net	—	—	(97)
Stock-based compensation	1,139	883	701
Net changes in operating assets and liabilities:
Accounts receivable	1,037	47	(317)
Inventory of parts and supplies	(14)	(38)	278
Prepaid expenses and other current assets	(298)	1,340	(685)
Other assets	(1,891)	(1,595)	(1,899)
Accounts payable and accrued liabilities	(433)	619	1,572
Income taxes payable and receivable	226	901	(333)
Long-term insurance liabilities and other
long-term liabilities	(834)	(340)	1,070
Net cash provided by operating activities of
continuing operations	23,354	26,878	20,307
Net cash provided by operating
activities of discontinued operations	—	—	177
Net cash provided by operating activities	23,354	26,878	20,484

Cash flows from investing activities:
Purchase of transportation group property and equipment	(9,631)	(15,612)	(10,459)
Investments in developed property rentals segment	(19,283)	(22,936)	(12,850)
Investments in mining royalty land segment	—	—	(11,039)
Transportation group business acquisition	(10,023)	—	—
Investment in joint ventures	(5,266)	(116)	(125)
Cash held in escrow	1,508	(1,569)	—
Proceeds from the sale of real estate held for
investment, property, plant and equipment	3,324	17,708	2,817
Net cash used in investing activities	(39,371)	(22,525)	(31,656)

Cash flows from financing activities:
Increase in bank overdrafts	685	248	—
Repayment of long-term debt	(4,311)	(12,466)	(4,902)
Repurchase of Company Stock	—	(233)	(315)
Proceeds from borrowing on revolving credit facility	30,945	7,300	—
Payment on revolving credit facility	(13,300)	(7,300)	—
Excess tax benefits from exercises of stock
options and vesting of restricted stock	1,047	701	754
Exercise of employee stock options	1,462	1,186	1,322
Net cash provided by (used in) financing activities	16,528	(10,564)	(3,141)

Net increase(decrease)in cash and cash equivalents	511	(6,211)	(14,313)
Cash and cash equivalents at beginning of year	502	6,713	21,026
Cash and cash equivalents at end of the year	$1,013	502	6,713

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$1,475	2,520	2,638
Income taxes	$6,180	3,803	3,717

The Company recorded non-cash transactions in 2012 for a $2,311 receivable on previously capitalized real estate taxes on the Anacostia property. The Company recorded a $334 non-cash transaction for accrued liabilities of deferred gains and post sale obligations related to investment land sold in 2013.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY - Years ended September 30

(In thousands, except share amounts)

					Accumu-
					lated
					Other
					Compre-	Total
			Capital in		hensive	Share
	Common Stock		Excess of	Retained	Income, net	Holders
	Shares	Amount	Par Value	Earnings	of tax	Equity
Balance at October 1, 2011	9,288,023	$929	$38,845	$124,642	$31	$164,447

Exercise of stock options	153,505	15	1,307			1,322
Excess tax benefits from
exercises of stock options
and vesting of restricted stock			811			811
Stock option compensation			324			324
Shares granted to Directors	15,000	1	319			320
Shares purchased and canceled	(15,908)	(1)	(67)	(247)		(315)
Net income				7,808		7,808
Minimum pension liability,
net of $5 tax					7	7
Net actuarial loss retiree
health, net of $4 tax					(6)	(6)

Balance at September 30, 2012	9,440,620	$944	$41,539	$132,203	$32	$174,718

Exercise of stock options	112,800	11	1,175			1,186
Excess tax benefits from
exercises of stock options
and vesting of restricted stock			701			701
Stock option compensation			376			376
Shares granted to Directors	19,500	2	505			507
Shares purchased and canceled	(8,700)	(1)	(38)	(194)		(233)
Net income				15,385		15,385
Minimum pension liability,
net of $4 tax					6	6

Balance at September 30, 2013	9,564,220	$956	$44,258	$147,394	$38	$192,646

Exercise of stock options	119,550	12	1,450			1,462
Excess tax benefits from
exercises of stock options
and vesting of restricted stock			1,047			1,047
Stock option compensation			441			441
Shares granted to Directors	19,500	2	696			698
Net income				10,019		10,019
Minimum pension liability,
net of $3 tax					4	4
Net actuarial loss retiree
health, net of $1 tax					(2)	(2)

Balance at September 30, 2014	9,703,270	$970	$47,892	$157,413	$40	$206,315
84

NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - FRP Holdings, Inc. (Company) is engaged in the transportation and real estate businesses. The Company’s transportation business is conducted through its subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines). Tank Lines is a Southeastern transportation company concentrating in the hauling by motor carrier of primarily petroleum related bulk liquids and dry bulk commodities. The Company’s real estate group, through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate that is leased under mining royalty agreements or held for investment.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in the Brooksville joint venture and Riverfront Investment Partner I, LLC are accounted for under the equity method of accounting (See Note 2). All significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset. Bank overdrafts of $933,000 and $248,000 are included in Accounts payable as of September 30, 2014 and 2013 respectively

INVENTORY - Inventory of parts and supplies is valued at the lower of cost (first-in, first-out) or market.

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

The Company recorded depreciation and depletion expenses for 2014, 2013 and 2012 of $14,426,000, $12,856,000, and $12,250,000, respectively.

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

IMPAIRMENT OF LONG-LIVED ASSETS – The Company periodically reviews its long-lived assets, which include property and equipment and purchased intangible assets subject to amortization for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The review of the transportation segment assets consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition.

GOODWILL – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to operating expense.

DEVELOPED PROPERTY RENTALS PURCHASE ACCOUNTING – Acquisitions of rental property, including any associated intangible assets, are measured at fair value at the date of acquisition. Any liabilities assumed or incurred are recorded at their fair value at the time of acquisition. The fair value of the acquired property is allocated between land and building (on an as-if vacant basis) based on management’s estimate of the fair value of those components for each type of property and to tenant improvements based on the depreciated replacement cost of the tenant improvements, which approximates their fair value. The fair value of the in-place leases is recorded as follows:

•	the fair value of leases in-place on the date of acquisition is based on absorption costs for the estimated lease-up period in which vacancy and foregone revenue are avoided due to the presence of the acquired leases;
•	the fair value of above and below-market in-place leases based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between contractual rent amounts to be paid under the assumed lease and the estimated market lease rates for the corresponding spaces over the remaining non-cancelable terms of the related leases; and
•	the fair value of intangible tenant or customer relationships.

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

INSURANCE – The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers’ compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage for losses over $250,000 per covered participant per year plus a $72,000 aggregate. The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Claims paid by the Company are charged against the liability. Additionally, the Company maintains an accrued liability for incurred but not reported claims based on historical analysis of such claims. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued. Accrued insurance liabilities decreased due to payments to our new insurer under a captive agreement along with payment in settlement of three unusually large prior year liability and health claims. Payments under the captive agreement are for the fiscal 2013 year-to-date loss fund as estimated in advance using actuarial methodology. The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.

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

RECENTLY ISSUED ACCOUNTING STANDARDS – In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements and Property, Plant, and Equipment - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 changes the definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The ASU also expands the disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. This new guidance is effective for annual periods beginning on or after December 15, 2014 and interim periods within those years, with early adoption permitted. Effective second quarter 2014, the Company adopted ASU 2014-08 and will apply the new guidance, as applicable, to future disposals of components or classifications as held for sale.

2.	Investment In Riverfront and Brooksville Joint Ventures.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. (“MRP”) to form a joint venture to develop the first phase only of the four phase master development known as Riverfront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The joint venture, Riverfront Investment Partners I, LLC (“Riverfront I) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 76.91% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. The Joint Venture closed on $17,000,000 of EB5 secondary financing and a nonrecourse construction loan for $65,000,000 on August 8, 2014. Both these financing sources are non-recourse to FRP. Construction commenced in October 2014. At this point the Company anticipates lease up scheduled in 2016 and 2017. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

A subsidiary of the Company (FRP) has a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $217,000 of such royalties in fiscal 2014 and $206,000 in fiscal 2013. Allocated depletion expense of $7,000 was included in real estate cost of operations for fiscal 2014. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each had a mandatory obligation to fund additional capital contributions of up to $2,380,000. Capital contributions of $2,312,000 have been made by each party as of September 30, 2014. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2014 includes a loss of $39,000 representing the Company’s equity in the loss of the joint venture. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012.

Investments in Joint Ventures (in thousands):

					The
					Company's
			Total Assets	Net Loss	Share of Net
		Total	of the	of the	Loss of the
	Ownership	Investment	Partnership	Partnership	Partnership
			(Unaudited)	(Unaudited)

As of September 30, 2014
Riverfront Holdings I, LLC	76.91%	$ 11,031	$ 33,834	$ (89)	$ (89)
Brooksville Quarry, LLC	50.00%	7,506	14,353	(78)	(39)
Total		$ 18,537	$ 48,187	$ (167)	$ (128)

As of September 30, 2013
Riverfront Holdings I, LLC	88.82%	$ 5,894	$ 7,745	$ (22)	$ (22)
Brooksville Quarry, LLC	50.00%	7,512	14,356	(82)	(41)
Total		$ 13,406	$ 22,101	$ (104)	$ (63)

Summarized Unaudited Financial Information for the Investments in Joint Ventures (in thousands):

	Years Ended September 30,
	2014	2013

Cash	$208	$18
Cash held in escrow	18,822	—
Amortizable Debt Costs	2,069	—
Investments in real estate, net.	27,088	22,083
90

Total Assets	$48,187	$22,101

Other Liabilities	$313	$214
Long-term Debt	17,000	—
Capital - FRP	18,537	13,406
Capital - Third Parties	12,337	8,481
Total Liabilities and Capital	$48,187	$22,101

3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

	2014	2013
Revolving credit (uncollateralized)	$17,645	—
5.6% to 8.6% mortgage notes
due in installments through 2027	45,593	49,904
	63,238	49,904
Less portion due within one year	4,534	4,311
	$58,704	45,593

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2014 is: 2015 - $4,534,000; 2016 – $4,616,000; 2017 - $4,887,000; 2018 - $4,674,000; 2019 - $3,885,000 and subsequent years - $22,997,000.

On December 21, 2012, the Company entered into a five year credit agreement with Wells Fargo Bank, N.A. with a maximum facility amount of $55 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a maximum facility amount of $40 million, with a $20 million sublimit for standby letters of credit, and a term loan facility of $15 million. As of September 30, 2014, $17,645,000 was borrowed under the Revolver, $5,421,000 in letters of credit was outstanding, and $31,934,000 was available for additional borrowing. The letters of credit were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.0% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. As of September 30, 2014, $73,558,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2014.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $57,146,000 at September 30, 2014.

During fiscal 2014, 2013 and 2012 the Company capitalized interest costs of $1,763,000, $1,863,000, and $1,646,000, respectively.

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

At September 30, 2014, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$35,087
Commercial property	250,056
285,143
less accumulated depreciation and depletion	66,920
$218,223

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2014 are as follows: 2015 - $22,240,000; 2016 - $18,584,000; 2017 - $15,824,000; 2018 - $12,885,000; 2019 - $9,525,000; 2020 and subsequent years $33,804,000.

The Company leases certain assets under operating leases, which primarily consist of real estate leases for the corporate office and some of our terminal locations. Certain operating leases provide for renewal options, which can vary by lease and are typically offered at their fair rental value. The Company has not made any residual value guarantees related to its operating leases; therefore, there is no corresponding liability recorded on the Balance Sheets.

Future minimum annual lease payments for assets under operating leases as of September 30, 2014 are as follows (in thousands):

Fiscal Year	Total
2015	$393
2016	278
2017	278
2018	278
2019	278
Thereafter	995
Total minimum lease payments	$2,500

Aggregate expense under operating leases was $738,000, $634,000 and $583,000 for 2014, 2013 and 2012, respectively. Certain operating leases include rent escalation provisions, which are recognized as expense on a straight-line basis.

5. Spin-off.

On May 7, 2014, the Company announced that it planned to separate its transportation business into an independent publicly traded company through a tax free spin-off of the transportation business to FRP shareholders. The separation, which is subject to a number of conditions including final Board approval, receipt of an opinion of tax counsel and effectiveness of a registration statement on Form 10, is expected to be completed in the next 5 months.

6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

	Years Ended September 30
	2014	2013	2012
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	9,629	9,523	9,360

Common shares issuable under share
based payment plans which are
potentially dilutive	81	82	114

Common shares used for diluted
earnings per common share	9,710	9,605	9,474

Net income	$10,019	15,385	7,808

Earnings per common share
Basic	$1.04	1.62	.83
Diluted	$1.03	1.60	.82

For 2014, 2013 and 2012, 31,790, 87,550, and 164,560 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

7. Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 486,590 at September 30, 2014.

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

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

	Years Ended September 30
	2014	2013	2012
Stock option grants	$441	376	381
Annual non-employee Director stock award	698	507	320
	$1,139	883	701

A summary of changes in outstanding options is presented below:

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Outstanding at
October 1, 2011	606,025	$14.96	3.5	$4,216
Granted	31,690	$22.25		$281
Exercised	(153,505)	$8.62		$(705)
Forfeited	(3,000)	$5.78		$(10)
Outstanding at
September 30, 2012	481,210	$17.52	3.8	$3,782
Granted	46,180	$26.20		$489
Exercised	(112,800)	$10.52		$(603)
Forfeited	—	$—		$—
Outstanding at
September 30, 2013	414,590	$20.40	4.2	$3,668
Granted	31,790	$41.39		$545
Exercised	(119,550)	$12.23		$(732)
Forfeited	—	$—		$—
Outstanding at
September 30, 2014	326,830	$25.43	5.0	$3,481
Exercisable at
September 30, 2014	244,476	$23.82	4.0	$2,398
Vested during
twelve months ended
September 30, 2014	33,148			$372

The following table summarizes information concerning stock options outstanding at September 30, 2014:

Shares	Weighted	Weighted
94

Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.51 – $24.75	14,514	22.25	7.2
$24.76 - $37.25	43,550	26.62	7.5
$37.26 - $41.39	24,290	41.39	9.2
	82,354	$30.21	8.0	years
Exercisable:
$11.00 - $16.50	55,800	14.92	0.4
$16.51 - $24.75	68,176	22.57	4.1
$24.76 - $37.25	113,000	27.79	5.3
$37.26 - $41.39	7,500	41.39	9.2
	244,476	$23.82	4.0	years
Total	326,830	$25.43	5.0	years

The aggregate intrinsic value of exercisable in-the-money options was $2,526,000 and the aggregate intrinsic value of outstanding in-the-money options was $3,014,000 based on the market closing price of $33.92 on September 30, 2014 less exercise prices. Gains of $2,918,000 were realized by option holders during the twelve months ended September 30, 2014. The realized tax benefit from options exercised for the twelve months ended September 30, 2014 was $1,129,000. Total compensation cost of options granted but not yet vested as of September 30, 2014 was $814,000, which is expected to be recognized over a weighted-average period of 3.3 years.

8. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2014	2013	2012
Current:
Federal	$5,747	4,264	2,834
State	1,708	1,136	437
	7,455	5,400	3,271
Deferred	(803)	4,437	1,538

Total	$6,652	9,837	4,809

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2014	2013	2012
Amount computed at statutory
Federal rate	$5,737	8,636	4,256
State income taxes (net of Federal
income tax benefit)	886	1,129	562
Other, net	29	72	(9)
Provision for income taxes	$6,652	9,837	4,809

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2014	2013
Deferred tax liabilities:
Property and equipment	$22,496	22,650
Depletion	477	479
Unrealized rents	1,850	1,803
Prepaid expenses	1,447	1,306
Gross deferred tax liabilities	26,270	26,238
Deferred tax assets:
Insurance liabilities	819	786
Employee benefits and other	3,558	2,758
Gross deferred tax assets	4,377	3,544
Net deferred tax liability	$21,893	22,694

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2014	2013
Balance at October 1	$—	—
Reductions due to lapse of statute of limitations	—	—
Balance at September 30	$—	—

The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $758,000 in 2014, $696,000 in 2013 and $669,000 in 2012.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. The fourth quarter of fiscal 2014 includes a $575,000 unfavorable adjustment to the actuarially assumed expense due to the death prior to retirement of one of the plan participants. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2014, 2013 and 2012 was $764,000, $176,000 and $161,000, respectively. The accrued benefit under this plan as of September 30, 2014 and 2013 was $2,078,000 and $1,351,000

respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for the Company. The plan is contributory and unfunded. The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan as of September 30, 2014 and 2013 was $370,000 and $357,000, respectively. The net periodic postretirement benefit cost was $12,000, $15,000 and $5,000 for fiscal 2014, 2013, and 2012, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 4.0% for 2014, 4.0% for 2013 and 4.0% for 2012. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 4.25% for 2014, 4.0% for 2013 and 4.0% for 2012. No medical trend is applicable because the Company’s share of the cost is frozen.

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

Operating results and certain other financial data for the Company’s business segments are as follows (in thousands):

	2014	2013	2012
Revenues:
Transportation	$129,162	112,120	103,476
Mining royalty land	5,349	5,302	4,483
Developed property rentals	25,629	22,352	19,555
	$160,140	139,774	127,514

Operating profit:
Transportation	$8,027	11,119	9,107
Mining royalty land	4,736	4,739	3,905
Developed property rentals	10,228	9,427	5,497
Corporate expenses:
Allocated to transportation	(1,721)	(1,765)	(1,631)
Allocated to mining land	(755)	(731)	(674)
Allocated to developed property	(1,133)	(1,094)	(1,012)
Unallocated	(1,614)	(1,261)	(1,091)
97

	(5,223)	(4,851)	(4,408)
	$17,768	20,434	14,101

Interest expense:
Mining royalty land	$44	59	40
Developed property rentals	1,431	2,461	2,598
	$1,475	2,520	2,638

Capital expenditures:
Transportation (a)	$13,028	15,612	10,459
Mining royalty land	—	—	11,039
Developed property rentals:
Capitalized interest	1,763	1,863	1,646
Internal labor	469	418	609
Real estate taxes (b)	112	904	(1,209)
Other costs	16,939	19,751	11,804
	$32,311	38,548	34,348

(a)Includes $3,397 related to the Pipeline Transportation, Inc. acquisition during fiscal 2014. (b)Includes a $2,311 receivable on previously capitalized real estate taxes on the Anacostia property for fiscal 2012.

Depreciation, depletion and
amortization:
Transportation	$8,813	7,401	6,750
Mining royalty land	124	105	112
Developed property rentals	6,721	6,141	5,729
Other	481	418	403
	$16,139	14,065	12,994

Identifiable net assets at September 30:
Transportation	$59,465	49,410	42,642
Mining royalty land	39,368	40,008	39,695
Developed property rentals	211,556	195,476	184,358
Cash items	1,013	502	6,713
Unallocated corporate assets	1,669	1,697	2,297
	313,071	287,093	275,705

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

As of September 30, 2014 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis. At September 30, 2014 and 2013, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company’s other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2014, the carrying amount and fair value of such other long-term debt was $63,238,000 and $67,081,000, respectively. At September 30, 2013, the carrying amount and fair value of such other long-term debt was $49,904,000 and $53,252,000, respectively.

12. Contingent Liabilities.

Certain of the Company’s subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. There is a reasonable possibility that the Company’s estimate of vehicle and workers’ compensation liability for the transportation segment or discontinued operations may be understated or overstated but the possible range can not be estimated. The liability at any point in time depends upon the relative ages and amounts of the individual open claims. In the opinion of management, none of these matters are expected to have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows.

Preliminary testing on the site of the Company's four phase master development known as Riverfront on the Anacostia in Washington, D.C. indicated the presence of contaminated material that will have to be specially handled upon excavation in conjunction with construction. The Company has agreed with our joint venture partner to bear the cost of handling the contaminated materials on the first phase of this development up to a cap of $1.871 million. We recorded an expense in the fourth quarter of fiscal 2012 of $1,771,000 for this environmental remediation liability which is the lower end of the range of estimates. The Company has no obligation to remediate this contamination on Phases II, III and IV of the development until such time as it makes a commitment to commence construction there. The Company's position is that the prior tenant on the property is responsible for the cost of removal of the contaminated materials. The Company's actual expense to address this issue may be materially higher or lower than the expense previously recorded depending upon the actual costs incurred and any reimbursement that we receive from the prior tenant.

13. Commitments.

The Company, at September 30, 2014, had entered into various contracts to develop real estate with remaining commitments totaling $2,169,000, and to purchase transportation equipment for approximately $2,698,000.

14. Concentrations.

The transportation segment primarily serves customers in the petroleum industry in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or these industries could have an adverse effect on our financial statements.

During fiscal 2014, the transportation segment’s ten largest customers accounted for approximately 54.7% of the transportation segment’s revenue. One of these customers accounted for 20.9% of the transportation segment’s revenue. The loss of any one of these customers would have an adverse effect on the Company’s revenues and income. Accounts receivable from the transportation segment’s ten largest customers was $4,075,000 and $3,565,000 at September 30, 2014 and 2013, respectively.

The mining royalty land segment has one lessee that accounted for 66.8% of the segment’s revenues and $216,000 of accounts receivable at September 30, 2014. The termination of certain of this lessee’s underlying leases could have a material adverse effect on the segment.

The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may exceed FDIC limits.

15. Discontinued Operations.

In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). SunBelt has been accounted for as discontinued operations in accordance with ASC Topic 205-20 Presentation of Financial Statements – Discontinued Operations. All periods presented have been restated accordingly.

A summary of discontinued operations is as follows (in thousands):

	2014	2013	2012

Revenue	$—	—	50
Operating expenses	—	—	(107)
Gain on sale before taxes	—	—	—
Income before income taxes	$—	—	157
Permanent tax benefit	—	—	—
Provision for taxes	—	—	(60)
Income from discontinued operations	$—	—	97

16. Real Estate Held for Sale.

The sale of phase two of the Windlass Run residential property is scheduled to close in March of 2015 for $11 million. The book value of the property was $4,473,000 as of September 30, 2014 and was classified as real estate held for sale as of September 30, 2014.

17. Unusual or Infrequent Items Impacting Quarterly Results.

Income from continuing operations for the first quarter of fiscal 2012 included a gain on termination of sale contract in the amount of $1,039,000 before income taxes for the receipt of non-refundable deposits related to the termination of an agreement to sell the Company’s Windlass Run Residential property.

Operating profit for the developed property rentals segment includes an expense in the fourth quarter of fiscal 2012 of $1,771,000 for an estimated environmental remediation liability which is the lower end of the range of estimates. The actual expense may be materially higher or lower depending upon the actual costs incurred and any reimbursement that we receive from the prior tenant.

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

In July 2013 the Company sold 15.18 acres of land at Patriot Business Park for a sales price of $4,775,000 resulting in a gain of $341,000 before income taxes. The book value of the property was $3,603,000. At September 30, 2014 cash held in escrow included $61,000 related to future obligations of the Company pertaining to this sale which will be satisfied during fiscal 2015.

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

Sales, general & administrative expense for the fourth quarter of fiscal 2014 includes a $575,000 unfavorable adjustment to the actuarially assumed expense due to the death prior to retirement of one of the Management Security Plan participants.

18. Real Estate Business Park Acquisitions.

TRANSIT BUSINESS PARK - On June 20, 2013, the Company purchased for approximately $8 million, Transit Business Park in Baltimore, Maryland which consists of 5 buildings on 14.5 acres totaling 232,318 square feet. The Company has accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805). The Company has allocated the purchase price of the property, through the use of a third party valuation, based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including inplace leases and below market leases. Based on the third party valuation performed, the purchase price has been allocated to the fair value of the in-place leases, above market leases and below market leases.  These deferred leasing intangible assets are recorded within Other assets and Other liabilities in the consolidated balance sheets. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

The Company will recognize the amortization related to Transit Business Park intangible assets according to the following schedule (in thousands):

	In-place	Above Market	Below Market
	Leases	Leases	Leases
Initial Values	$806	48	156
101

Annual Amortization:
2013	$121	3	24
2014	369	12	86
2015	78	11	37
2016	64	11	9
2017	62	11	—
2018	35	—	—
2019	34	—	—
2020	34	—	—
2021	9	—	—

KELSO BUSINESS PARK - On June 6, 2014, the Company purchased for approximately $4.8 million, the Kelso property in Baltimore, Maryland which consists of 2 buildings on 10.2 acres totaling 69,680 square feet. The Company has accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805). The Company has allocated the purchase price of the property, through the use of a third party valuation, based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including in-place leases and below market leases. Based on the third party valuation performed, $579,000 and $64,000 of the purchase price has been allocated to the fair value of the in-place leases and below market in-place leases, respectively. These intangible assets are recorded within Other assets and Other liabilities, respectively, in the consolidated balance sheets as of September 30, 2014. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease term. The fair value assigned pertaining to the below-market in-place leases will be amortized to rental revenue over the remaining non-cancelable terms of the respective leases.

The Company will recognize the amortization related to Kelso Business Park intangible assets according to the following schedule (in thousands):

	In-place	Below Market
	Leases	Leases
Initial Values	$579	64
Annual Amortization:
2014	80	8
2015	218	21
2016	133	21
2017	96	12
2018	25	2
2019	18	—
2020	9	—

19. Transportation Business Acquisition.

The Company’s transportation segment acquired certain assets of Pipeline Transportation, Inc. on November 7, 2013 for $10,023,000. Pipeline’s operations have been conducted in the Florida and Alabama markets. For the twelve month period ending June 30, 2013, Pipeline had gross revenues of just over $16,500,000.

The Company has accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805). The Company has allocated the purchase price of the business, through the use of a third party valuations and management estimates, based upon the fair value of the assets acquired and liabilities assumed as follows (in thousands):

Consideration:
Fair value of consideration transferred (cash paid)	$(10,023)

Acquisition related costs expensed	$75

Recognized amounts of identifiable assets acquired and liabilities assumed:
Property and equipment	$3,397
Prepaid tires and other prepaid assets	276
Customer relationships	4,004
Trade name	72
Non-compete agreement	62
Vacation liability assumed	(132)

Total identifiable net assets assumed	$7,679
Goodwill	2,344
Total	$10,023

The goodwill recorded resulting from the acquisition is tax deductible. The intangible assets acquired are reflected in the line Other assets, net on the consolidated balance sheets. In connection with the Pipeline acquisition, the Company assumed certain vehicle leases. As of September 30, 2014 these non-cancellable operating leases will require minimum annual rentals approximating $2,258,000 over the next 3.1 fiscal years.

Amortization expense for the transportation segment intangible assets was $380,000 for 2014 and it is included in sales, general and administrative expense. Estimated amortization expense for the five succeeding years follows (in thousands):

Amount
2015	$414
2016	414
2017	406
2018	394
2019	382
Total	$2,010

20. Goodwill and Intangible Assets.

The changes in gross carrying amounts of goodwill are as follows (in thousands):

Goodwill
September 30, 2012	$1,087
No Activity	—
September 30, 2013	1,087
Goodwill acquired	2,344
September 30, 2014	$3,431
103

The Company assesses goodwill for impairment on an annual basis in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company reviews intangible assets, including customer value, trade name and non-compete agreements, for impairment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceeds the fair value of the assets.

The gross amounts and accumulated amortization of identifiable intangible assets are as follows (in thousands):

	September 30, 2014		September 30, 2013
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
In-place leases (useful life 7-8 years)	$1,385	$570	$806	$121
Above Market leases (useful life 5 years)	48	15	48	3
Customer value (useful life 10.5 years)	4,004	350
Trade name (useful life 5 years)	72	19
Non-compete (useful life 3.5 years)	62	11
	$5,571	$965	$854	$124

	September 30, 2014		September 30, 2013
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible liabilities:
Below Market leases (useful life 4-5 years)	$220	$118	$156	$24
	$220	$118	$156	$24

21. Subsequent Events.

In May 2014, we announced a plan to separate our transportation and real estate businesses through a tax-free spin-off of the transportation group. In order to facilitate the spin-off, we completed an internal corporate reorganization in December 2014 in which your shares of Patriot common stock were converted into an equal number of shares of common stock of our newly publicly traded holding company, FRP Holdings, Inc. For more information on the spin-off, see Item 1 “Business” of our Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

The management of FRP is responsible for establishing and maintaining adequate internal control over financial reporting. FRP's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. FRP's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of September 30, 2014, the Company's internal control over financial reporting is effective.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

FRP Holdings, Inc.

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. as of September 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholder’s equity, and cash flows for years ended September 30, 2014, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FRP Holdings, Inc. as of September 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years ended September 30, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FRP Holdings, Inc.’s internal control over financial reporting as of September 30, 2014, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, FRP Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

December 3, 2014

Savannah, Georgia

DIRECTORS AND OFFICERS

Directors

Thompson S. Baker II (1)

President and Chief Executive

Officer of the Company

John D. Baker II (1)

Executive Chairman

Edward L. Baker (1)

Chairman Emeritus

John E. Anderson

Former President and Chief Executive

Officer of FRP Holdings, Inc.

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

Controller and Chief Accounting Officer

Robert E. Sandlin

Vice President

President, Florida Rock & Tank Lines, Inc.

FRP Holdings, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 4, 2015, at the Bank of America Tower, 42nd floor, 50 North Laura Street, Jacksonville, Florida, 32202.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: FRPH)

Form 10-K

Shareholders may receive without charge a copy of FRP Holdings, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2014 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.