Form 10-K, Exhibit 13
period 2015-09-30
FRP HOLDINGS, INC.
filed 2015-12-11
CIK 844059

Annual Report 2015

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2015	2014	% Change

Revenues	$34,646	30,978	11.8
Operating profit	$12,181	9,740	25.1
Income from continuing operations	$6,093	5,184	17.5
Discontinued operations, net	$2,179	4,835	(54.9)
Net income	$8,272	10,019	(17.4)
Per common share:
Income from continuing operations:
Basic	$.62	.54	14.8
Diluted	$.62	.53	17.0
Discontinued operations:
Basic	$.23	.50	(54.0)
Diluted	$.22	.50	(56.0)
Net income:
Basic	$.85	1.04	(18.3)
Diluted	$.84	1.03	(18.4)

Total Assets	$252,621	313,071	(19.4)
Total Debt	$48,685	55,956	(13.0)
Shareholders' Equity	$182,342	206,315	(11.6)
Common Shares Outstanding	9,792	9,703.9
Book Value Per Common Share	$18.62	21.26	(12.4)

BUSINESS. FRP Holdings, Inc. is a holding company engaged in the real estate business, namely (i) warehouse/office building ownership, leasing and management, (ii) mining royalty land ownership, leasing and management and (iii) land acquisition, entitlement, development and construction primarily for warehouse/office buildings. The Company’s operating subsidiaries are FRP Development Corp. and Florida Rock Properties, Inc.

OBJECTIVES. The Company’s objectives are to continue building a substantial real estate company providing sound long-term growth, cash generation and asset appreciation.

GROWTH PLAN. The growth plan is based on the orderly conversion of our non-income producing lands into income producing properties and the acquisition, development and management of mining royalty lands and commercial warehouse/office rental properties located in appropriate sub-markets in order to provide long-term positive cash flows and capital appreciation.

To Our Shareholders,

We are very pleased with the results we achieved in fiscal 2015 as the Company saw our revenue grow by $3,668,000 (an 11.8% increase) over FY 2014 and our adjusted operating profit (adjusted to exclude corporate overhead expenses attributable to the spun-off transportation business but not allocated thereto as a result of GAAP accounting rules) increase by $837,000 (up 6.7%). We want to say a special thank you to our senior managers and employees in our Baltimore based real estate office for their hard work throughout the year and congratulations on achieving these very positive results.

Fiscal 2015 was highlighted by the completion of the spin-off of our transportation business (“Patriot Transportation Holding, Inc. – “PATI”) and the beginning of the Company’s future as a stand-alone public real estate company. Following the spin-off, and to provide more transparency in our public reporting, we broke the former Developed Buildings and Land segment into two separate segments – the Asset Management Segment and the Land Development and Construction Segment – and with the Mining Royalty Lands segment remaining unchanged, the Company now has three reportable segments.

Asset Management Segment. The Asset Management Segment is made up entirely of our 39 operating warehouse/office buildings. During this fiscal year, with the completion of our third build-to-suit at Patriot Business Park, we added 129,850 square feet of fully occupied space bringing the portfolio total to 3,602,159 square feet. At fiscal year end, the portfolio was 90.6% occupied. The segment’s revenues grew from $24,825,000 in FY 2014 to $27,570,000 in FY 2015 (an 11.1% increase). The segment’s operating profit grew from $11,121,000 in FY 2014 to $12,473,000 in FY 2015 (a 12.2% increase).

In pursuit of our strategy to convert our non-income producing lands into income production, during fiscal 2015 our Land Development and Construction segment commenced construction on a new spec warehouse (80,000 square feet) at our Hollander Business Park which we expect to complete during the 1st quarter of fiscal 2016 and transfer into this segment. Additionally, on October 30, 2015 the Company closed on the sale of the Windlass Run Residential Phase 2 property for a total purchase price of $11,287,754 (inclusive off all extension fees) and the proceeds were used in a tax deferred reverse Section 1031 exchange to acquire the Port Capital property which closed on October 19, 2015 for a total purchase price of $9,900,000. The Port Capital property is a 91,218 square foot warehouse/office building located Howard County, MD. The building was 100% occupied by a single tenant at the time of closing with a lease expiration of September 30, 2025 at an average annual gross rental rate of $641,519. We are optimistic that we will be able to add at least one additional building in the Baltimore/Washington, DC area through construction or acquisition in fiscal 2016.

Mining Royalty Lands Segment. Our Mining Royalty Lands segment saw an increase in royalty revenues of $743,000 to $5,999,000 (a 14.1% improvement) in FY 2015 and our operating profit improved by $497,000 to $4,615,000 (a 12.1% increase). During fiscal 2015, Vulcan informed us that they removed a concrete plant from a portion of our property in Manassas, VA thus opening up an additional +/- 25 million tons of reserves on our property which should positively impact our royalty revenues for the foreseeable future. In fiscal 2015, Vulcan began mining again on Company owned property at our Astatula, FL location, a property that had been collecting only minimum royalties for the past several years. We expect that mining on our property will continue for the foreseeable future. Additionally, we believe our Ft. Myers, FL location will receive final permit approval to begin active mining operations during fiscal 2016. We are optimistic this segment will continue to see improvement in 2016 as (i) the residential and commercial construction markets continue to trend in a positive direction in our markets and (ii) the aforementioned locations provide additional royalties to this segment, with neither of these resulting in any additional operating costs to the Company.

Land Development and Construction Segment. This segment is the engine that drives the growth of our Asset Management Segment and we continued to be active during fiscal 2015 completing construction on the third build-to-suit at Patriot Business Park (transferred into Asset Management) and commencing construction on a new spec warehouse building at our Hollander Business Park. Over the past four years, in line with our stated goal of converting non-income producing lands into income production, we have constructed three new buildings totaling 373,000 square feet which were transferred to our Asset Management Segment, commenced construction on another 80,000 square foot building and sold $21 million worth of non-income producing land and converted the proceeds through Section 1031 tax-deferred exchanges into 393,216 square feet of income producing properties. Exclusive of the land under construction at Hollander, this segment still has 113 acres of horizontally developed land capable of housing nearly 1.2 million square feet of warehouse/office buildings.

During fiscal 2015, the District of Columbia announced that the location for the new DC United major league soccer stadium would be the Buzzard Point area of Washington, DC just south of our RiverFront on the Anacostia property and adjacent to our Square 664E property. Development activity has already begun on the soccer stadium site and it is expected to be open for the 2018 season. The Square 664E property consists of approximately 2 acres of land on the Anacostia River and is currently leased to Vulcan Materials on an interim basis for use as a concrete plant. During fiscal 2015, we began the process of planning and permitting for the reconstruction of a bulkhead along the riverfront in anticipation of high rise development. We are optimistic the new soccer stadium will transform the surrounding area from industrial to mixed-use creating a neighborhood much like the Washington Nationals’ baseball park did for the RiverFront district.

RiverFront on the Anacostia

As anticipated at this time last year, we held an official groundbreaking ceremony on December 9, 2014 as the construction of the first phase of this four phase project got underway. Construction has continued on throughout the fiscal year and the project is currently on schedule, on budget, and expected to be completed in the latter half of calendar 2016. We are hard at work taking the necessary steps to get Phase 2 underway and are hopeful we will have more to share with you on that project as this year progresses. Additionally, following the close of fiscal 2015, the Company reached agreement with the former tenant on the Anacostia property to pay $3 million towards environmental remediation costs and also entered into statute of limitations tolling agreements with three other potentially responsible parties as a preface to settlement negotiations with those parties.

Our management team has done an excellent job this year and we are very pleased with the double digit growth in revenues. During 2016, we expect the Asset Management Segment to continue to add income producing buildings to our portfolio. Riverfront on the Anacostia continues to keep our focus as we begin planning and negotiating on Phase 2. As of now, Phase I looks poised to have a successful impact on the Company in the near future. Fiscal 2015 provided us the first real improvement in mining royalties since the Great Recession and, barring another major economic downturn in the US, we are confident that trend will continue for the foreseeable future. As always, we do not take your continuing investment in our Company lightly and thank you, our loyal shareholders, for your continued interest and support.

Respectfully yours,

John D. Baker II

Executive Chairman

Thompson S. Baker II

Chief Executive Officer

OPERATING PROPERTIES

The Company owns (predominately in fee simple but also through ownership of partnership interests in joint ventures) over 20,000 acres of land in Florida, Georgia, Maryland, Virginia and the District of Columbia. This land is generally held by the Company in three distinct categories (i) land owned and leased to mining companies for royalties or rents, (ii) land owned and operated as income producing rental properties predominately in the form of warehouse/office buildings, and (iii) land owned and held for investment to be further developed for future income production or sales to third parties.

Mining Royalty Lands Segment – Mining Properties. The following table summarizes the Company's mining royalty lands and estimated reserves at September 30, 2015 a substantial portion of which are leased to Vulcan Materials.

Tons of
	Tons Sold	Estimated
	in Year	Reserves
	Ended	at
	9/30/15	9/30/15	Approximate
	(000's)	(000's)	Acres Owned
The Company owns nine
locations currently being
mined in Grandin, Keuka,
Newberry, Astatula and Airgrove, Florida;
Columbus, Macon, and Tyrone, Georgia;
and Manassas, Virginia.	5,710	338,639	11,328

The Company owns four locations that are
leased for mining but are not currently being
mined in Ft. Myers (Lee County), Marion
County and Lake County, Florida and
and Forest Park, Georgia.	0	86,428	3,867

This table excludes the Brooksville, Florida property, approximately 4,280 acres, as it was transferred on October 4, 2006 to a joint venture with Vulcan Materials for future development.

In May, 2014 the Company entered into an amendment to our lease agreement for our Ft. Myers location requiring that the mining be accelerated and that the mining plan be conformed to accommodate the future construction of up to 105 residential dwelling units around the mined lakes. In return, the Company agreed to sell Lee County a right of way for a connector road that would benefit the residential area on our property and to place a conservation easement on part of the property. Based on information from our tenant, Vulcan Materials Company, the Company is hopeful that all necessary permits to commence mining on this property will be received during fiscal 2016.

During fiscal 2015, the Company also received positive information from Vulcan Materials with respect to two other locations. At our Manassas, VA location, Vulcan informed us that they recently removed a concrete plant off property owned by the Company which opened up an additional 25 million tons of material to be mined from Company property. Vulcan’s current lease term at the Manassas location expires on May 31, 2020 and they have one additional ten year extension option available. At our Astatula location Vulcan began mining on Company property during fiscal 2015 and plans are to continue that mining for the foreseeable future at volumes commensurate with, or in excess of, those achieved in fiscal 2015.

Mining Royalty Lands Segment - Brooksville Joint Venture. On October 4, 2006, a subsidiary of the Company (Florida Rock Properties) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (which was acquired by Vulcan Materials Company in 2007) to form Brooksville Quarry, LLC, a real estate joint venture, to develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 of light industrial uses. The Master Plan zoning for the Project was approved by the County in August 2012. Vulcan still mines on the property and the

Company receives 100% of the royalty on all tons sold at the Brooksville location. Brooksville tons sold in fiscal 2015 were 403,000 and estimated reserves were 6,029,000 at September 30, 2015. During fiscal 2015, the Company agreed to extend the mining lease on this property for an additional four years, through the year 2022, in exchange for an immediate increase in the annual minimum royalty and a higher royalty rate on tons sold and mined from the property.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 1,923 acres of investment properties in Gulf Hammock (+/- 1,600 acres currently on the market for $4.5 million), Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

Asset Management Segment. At September 30, 2015, the Asset Management Segment owned 39 warehouse/office buildings, totaling 3,602,159 square feet, all but one of which are in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of four warehouse/office buildings and one suburban office building totaling 567,473 square feet.

2) Lakeside Business Park in Harford County, Maryland consists of nine warehouse/office buildings totaling 893,722 square feet.

3) 6920 Tudsbury Road in Baltimore County, Maryland consists of one warehouse/office building totaling 86,100 square feet.

4) 8620 Dorsey Run Road in Howard County, Maryland consists of one warehouse/office building totaling 85,100 square feet.

5) Rossville Business Center in Baltimore County, Maryland consists of one warehouse/office building totaling 190,517 square feet.

6) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet (24% of the space is occupied by the Company for use as our Baltimore headquarters).

7) Oregon Business Center in Anne Arundel County, Maryland consists of two warehouse/office buildings totaling 195,615 square feet.

8) Arundel Business Center in Howard County, Maryland consists of one warehouse/office building totaling 162,796 square feet.

9) 100-200 Interchange Boulevard in New Castle County, Delaware consists of two warehouse/office buildings totaling 303,006 square feet.

10) Windlass Run Business Park in Baltimore County, Maryland consists of one warehouse/office building totaling 69,474 square feet.

11) 155 E. 21st Street in Duval County, Florida consists of one office building totaling 68,757 square feet.

12) Hollander 95 Business Park in Baltimore City, Maryland consists of one warehouse/office building totaling 82,800 square feet. The Company is currently in the process of constructing an additional 80,000 square foot spec warehouse/office building at this location and expects to complete construction during fiscal year 2016.

13) Patriot Business Park in Prince William County, Maryland consists of three warehouse/office buildings totaling 373,000 square feet.

14) Transit Business Park in Baltimore, Maryland consists of five buildings totaling 232,318 square feet.

15) Kelso Business Park in Baltimore County, Maryland, consists of two warehouse/office buildings totaling 69,680 square feet.

16) 1187 Azalea Garden Road in Norfolk, VA consists of one warehouse totaling 188,093 square feet.

Land Development and Construction Segment – Warehouse/Office Land.

At September 30, 2015 this segment owned the following future development parcels:

1)	20 acres of horizontally developed land available for future construction of an additional 266,530 square feet of warehouse/office product at Lakeside Business Park in Harford County, Maryland.

2)	9 acres of horizontally developed land available for future construction of 93,600 square feet of warehouse/office product at 300/400 Interchange Boulevard in New Castle County, Delaware.

3)	50 acres of horizontally developed land available for future construction of 386,626 square feet of warehouse, office, flex and retail buildings at Windlass Run Business Park in Baltimore County, Maryland.

4)	38 acres of horizontally developed land available for future construction of 425,750 square feet of warehouse, office, hotel and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.

5)	24 acres of horizontally developed land available for future construction of 198,150 square feet of warehouse/office product at Patriot Business Park in Prince William County, Maryland.

Land Development and Construction Segment – Land Held for Investment or Sale.

1)	The Windlass Run Residential (previously Bird River) Phase 2 property consists of 74 useable acres located in southeastern Baltimore County, Maryland, adjacent to our Windlass Run Business Park. The Company rezoned the property in September 2007 to allow for additional residential density. The Company executed two contracts on April 17, 2013 for the sale of phase 1 of the property in the quarter ending September 30, 2013 for $8.0 million and the balance for $11.0 million approximately 18 months later. The sale of phase 1 was completed in August of 2013 and resulted in a gain of $4,928,000. The sale of phase two was originally scheduled to close in March of 2015 but was extended by the Buyer on March 20, 2015 with payment of an $187,754 extension fee to allow closing on or before September 30, 2015. As of September 30, 2015, the Buyer had yet to close on the property and the Company was in negotiations to either extend the closing or terminate the sales contract. See Note 20 “Subsequent Events” in the consolidated financial statements.

2)	The RiverFront on the Anacostia property is a 5.8 acre parcel of real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail uses and approximately 569,600 square feet of residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. (“MRP”) to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on approximately 2 acres of the site. The joint venture, RiverFront Investment Partners I, LLC (“RiverFront I) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 76.91% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. The Joint Venture closed on $17,000,000 of EB5 secondary financing and a nonrecourse construction loan for $65,000,000 on August 8, 2014. Both of these financings are non-recourse to the Company. Construction commenced in October 2014 and lease up is on scheduled to begin in late 2016. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

On August 24, 2015, in anticipation of commencing construction of the new Frederick Douglass bridge at a location immediately to the West of the existing bridge, the District of Columbia filed a Declaration of Taking for a total of 7,390 square feet of permanent easement and a 5,022 square foot temporary construction easement on land along the western boundary of the land that will ultimately hold Phase III and IV. Previously, the Company and the District had conceptually agreed to a land swap with no compensation that would have permitted the proposed new bridge, including construction easements, to be on property wholly owned by the District. As a result, the Planned Unit Development was designed and ultimately approved by the Zoning Commission as if the land swap would occur once the District was ready to move forward with the new bridge construction. If the easement is determined final by the court a gain from the permanent easement compensation may be recorded based on the outcome of the eminent domain action. Any temporary construction easement compensation will be recorded over the construction period. In addition, the Company is seeking confirmation from the court or an agreement from the District that the existing bridge easement will terminate when the new bridge has been placed in service and the existing bridge has been removed. The Company’s position is that otherwise Phase IV will be adversely impacted and additional compensation or other relief will be due the Company.

3)	The Hampstead Trade Center property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to the State Route 30 bypass. The parcel is currently zoned for industrial use. Alternative uses (including a rezoning to residential use) are being evaluated in order to maximize this assets’ profitability and expedite its disposition.

4)	The Square 664E property is approximately 2 acres and sits on the Anacostia River at the base of South Capitol Street approximately 1 mile down river from our RiverFront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five (5) years. In the quarter ending December 31, 2014, the District of Columbia announced that it had selected an approximate 5 acre site adjacent to this property for the future construction of the new DC United major league soccer stadium. The Company anticipates spending capital over the next 1-2 years to completely rebuild the existing bulkhead in anticipation of future high rise development on this property.
33

Real Estate Summary Schedule at September 30, 2015 (dollars in thousands).

	Encumb-	Gross	Net	Date	Revenue
County	Rances	Book Cost	Book Value	Acquired	Fiscal 2015
Mining Royalty Lands
Alachua, FL		$1,442	$1,294	4/86	$580
Clayton, GA		369	364	4/86	92
Fayette, GA		685	620	4/86	515
Lake, FL		402	251	4/86	338
Lake, FL		1,083	113	4/86	302
Lake Louisa, FL		11,039	11,039	5/12	787
Lee, FL		4,696	4,690	4/86	355
Monroe, GA		792	507	4/86	508
Muscogee, GA		324	0	4/86	277
Prince William, VA		299	0	4/86	437
Putnam, FL		15,039	10,572	4/86	1,415
Putnam, FL		300	17	4/86	0
Spalding, GA		20	20	4/86	5
Marion, FL		1,184	585	4/86	132
Investment Property		1,528	844	4/86	15
Brooksville Joint Venture		7,493	7,493	4/86	336
	0	46,695	38,409		6,094
Asset Management Properties
Baltimore, MD	1,808	5,762	2,567	10/89	465
Baltimore, MD	3,501	8,669	4,060	12/91	1,358
Baltimore, MD	1,158	3,551	2,040	7/99	538
Baltimore, MD	0	5,664	4,703	12/02	557
Baltimore, MD	0	4,560	4,405	6/14	668
Baltimore City, MD	0	5,076	4,344	12/10	605
Baltimore City, MD	0	8,822	8,104	6/13	1,080
Duval, FL	0	2,957	184	4/86	730
Harford, MD	738	3,861	1,766	8/95	785
Harford, MD	1,747	5,749	3,258	8/95	1,249
Harford, MD	3,054	7,176	3,659	8/95	1,365
Harford, MD	2,403	10,221	6,119	8/95	1,803
Harford, MD	1,738	12,573	8,557	8/95	1,433
Howard, MD	0	7,732	3,544	9/88	1,260
Howard, MD	1,046	3,455	2,051	3/00	585
Elkridge, MD	0	40	40	TBD	0
Anne Arundel, MD	0	10,043	4,415	9/88	1,241
Anne Arundel, MD	5,664	14,070	9,208	5/98	1,798
Anne Arundel, MD	0	12,325	8,912	8/04	1,831
Anne Arundel, MD	3,609	6,167	4,456	1/03	639
Anne Arundel, MD	0	10,928	8,510	7/07	1,403
Norfolk, VA	5,016	7,521	5,076	10/04	828
Prince William, VA	0	31,105	29,486	12/05	4,222
Newcastle Co., DE	8,709	14,318	10,013	4/15	1,127
	40,191	202,345	139,477		27,570
Land Development and Construction Properties
Baltimore, MD	0	12,015	12,015	12/02	0
Baltimore City, MD	0	8,862	8,678	12/10	0
Carroll, MD	0	7,146	7,146	3/08	0
Harford, MD	0	1,676	1,676	8/95	0
Prince William, VA	0	4,295	4,249	12/05	0
Washington D.C.	0	13,309	10,602	4/86	0
Washington D.C.	0	4,578	4,578	10/97	982
RiverFront joint venture	0	11,517	11,517	04/13	0
	0	63,398	60,461		982

Grand Totals	$40,191	$312,438	$238,347		$34,646

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2015	2014	2013	2012	2011
Summary of Operations:
Revenues	$34,646	30,978	27,654	24,038	22,305
Operating profit	$12,181	9,740	9,315	4,994	4,767
Interest expense	$2,014	1,366	2,501	2,611	3,319
Income from continuing
Operations	$6,093	5,184	8,614	2,173	988
Per Common Share:
Basic	$.62	.54	.90	.23	.11
Diluted	$.62	.53	.90	.23	.10
Discontinued
Operations, net	$2,179	4,835	6,771	5,635	11,223
Net income	$8,272	10,019	15,385	7,808	12,211
Per Common Share:
Basic	$.85	1.04	1.62	.83	1.32
Diluted	$.84	1.03	1.60	.82	1.29

Financial Summary:

Property and
equipment, net	$207,205	207,436	202,511	196,635	180,517
Total assets	$252,621	313,071	287,093	275,705	266,390
Long-term debt	$44,505	51,422	45,593	57,131	62,370
Shareholders' equity	$182,342	206,315	192,646	174,718	164,447
Net Book Value
Per common share	$18.62	21.26	20.14	18.51	17.71
Other Data:
Weighted average common
shares - basic	9,756	9,629	9,523	9,360	9,284
Weighted average common
shares - diluted	9,827	9,710	9,605	9,474	9,451
Number of employees	18	957	886	828	802
Shareholders of record	423	469	497	505	497

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	$8,302	7,229	8,948	8,007	8,497	7,679	8,899	8,063
Operating profit	$2,345	2,176	2,159	1,822	3,889	2,863	3,788	2,879
Income from continuing operations	$1,131	1,166	845	917	2,046	1,754	2,071	1,347
Discontinued operations, net	$1,663	1,174	516	787	—	1,731	—	1,143
Net income	$2,794	2,340	1,361	1,704	2,046	3,485	2,071	2,490

Earnings per common share (a):
Income from continuing operations-
Basic	$.12	.12	.09	.10	.21	.18	.21	.14
Diluted	$.12	.12	.09	.10	.21	.18	.21	.14
Discontinued operations-
Basic	$.17	.12	.05	.08	.00	.18	.00	.12
Diluted	$.17	.12	.05	.08	.00	.18	.00	.12
Net income-
Basic	$.29	.24	.14	.18	.21	.36	.21	.26
Diluted	$.29	.24	.14	.18	.21	.36	.21	.26

Market price per common share (b):
High	$42.36	42.76	36.40	40.87	37.39	37.30	33.62	36.92
Low	$33.75	33.56	29.39	35.14	29.42	31.20	28.51	33.26

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

FRP Holdings, Inc. (“FRP” or the “Company”) is a holding company engaged in the real estate business, namely (i) warehouse/office building ownership, leasing and management, (ii) mining royalty land ownership, leasing and management, and (iii) land acquisition, entitlement, development and construction mainly for warehouse/office buildings.

On January 30, 2015, FRP completed the tax-free spin-off of its transportation business (“Spin-off”) into a new, separately traded public company, Patriot Transportation Holding, Inc. (“Patriot”). In the Spin-off, FRP distributed all of the outstanding stock of Patriot to FRP’s shareholders as of the record date of January 9, 2015. FRP’s shareholders received one share of Patriot common stock for every three shares of FRP common stock owned on the record date. Patriot is now an independent publicly-traded company, and FRP retains no ownership in Patriot. FRP retained the real estate business, which is now the sole business of the Company. As a result, the former transportation segment is reported as a discontinued operation without any corporate overhead allocation. Hence, all corporate overhead attributable to the transportation group through the date of the spin-off is included in “corporate expense” on the Company’s historical consolidated income statements.

Following the completion of the spin-off of the transportation business, management conducted a strategic review of the Company’s real estate operations.  As a result of this review, Management determined that the information that the Company’s chief operating decision makers regularly review for purposes of allocating resources and assessing performance, had changed. Therefore, beginning with the quarter ending March 31, 2015 (with prior periods adjusted accordingly), the Company is reporting its financial performance based on three reportable segments, Asset Management, Mining Royalty Lands and Land Development and Construction, as described below.

Our Mining and Royalties segment remains unaffected, but our former Developed Property Rentals segment has been broken down into an Asset Management segment and a Land Development and Construction segment to reflect how management now evaluates the real estate activities previously presented in the Developed Property Rentals segment. The Asset Management segment contains all the developed buildings capable of producing current rental income. The Land Development and Construction segment contains the remaining developable land that is generally in a pre-income production state where objectives are long term capital investment in an effort to bring such property to income producing status or realization of its fair market value through sales or exchange.

The following discussion includes certain non-GAAP financial measures (“adjusted”) within the meaning of Regulation G promulgated by the Securities and Exchange Commission (“Regulation G”) to supplement the financial results as reported in accordance with GAAP. Post Spin-off we are reporting any net gain/(loss) from the transportation business as “discontinued operations” and we currently have no other discontinued operations being reported. GAAP accounting rules do not allow corporate overhead expenses to be allocated to a discontinued operation of the Company; thus, those corporate expenses attributable to the transportation business prior to the spin-off are charged to the Company as part of continuing operations. The non-GAAP financial measures discussed below are adjusted income from continuing operations and adjusted consolidated operating profit. These non-GAAP financial measures exclude the corporate management fees attributable to the transportation business prior to the spin-off that are not allocable to the transportation business due to it being a discontinued operation. The Company uses these metrics to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. These measures are not, and should not be viewed as, substitutes for GAAP financial measures. Refer to “Non-GAAP Financial Measures” below in this annual report for a more detailed discussion, including reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Management believes these adjusted measures better reflect our operating performance during the periods discussed and reflect how management evaluates our operational results. These measures are not, and should not be viewed as, substitutes for GAAP reporting measures.

Highlights of Fiscal 2015.

  For fiscal 2015, net operating income in the Asset Management Segment, management’s chosen metric for measuring shareholder value creation in that segment, grew 12.4% to $21,043,000.
  Revenues for the Mining Royalty Lands segment were up 14.1% as we saw several of our locations improve on volumes during fiscal 2015.
  Adjusted operating profit improved to $13,262,000, a 6.7% increase over fiscal 2014.

Asset Management Segment.

The Asset Management segment owns, leases and manages warehouse/office buildings located predominately in the Baltimore/Northern Virginia/Washington, DC market area.  We focus primarily on owning flexible type facilities that cater to the maximum number of tenant types. As most of our buildings are less than 150,000 square feet, we focus on local and regional vs. national tenants. Hands-on service provided by our in-house construction and property management teams keeps us close to our tenant base. These practices are the cornerstone of our mission to provide the highest quality product and services at competitive rates resulting in tenant satisfaction and ultimately, retention.

These assets create revenue and cash flows through tenant rental payments, lease management fees and reimbursements for building operating costs. The major cash outlays incurred in this segment are for operating expenses, real estate taxes, building repairs, lease commissions and other lease closing costs, construction of tenant improvements, capital to acquire existing operating buildings and closing costs related thereto and personnel costs of our property management team. Of the 39 buildings we own today, 26 were constructed by the Company through what is now known as our Land Development and Construction segment. Additionally, over the years, we have opportunistically acquired 13 existing operating buildings, typically in connection with a deferred like-kind (Section 1031) exchange opportunity.  Today, this segment consists of just over 3.6 million square feet.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2015:

		Total
Development	Location	Sq. feet	% Occupied

Hillside	Anne Arundel Co., MD	567,473	85.6%
Lakeside	Harford Co., MD	893,722	89.6%
Tudsbury	Baltimore Co., MD	86,100	100.0%
Dorsey Run	Howard Co., MD	85,100	75.9%
Rossville	Baltimore Co., MD	190,517	100.0%
Loveton	Baltimore Co., MD	33,708	81.4%
Oregon	Anne Arundel Co., MD	195,615	90.4%
Arundel	Howard Co., MD	162,796	91.6%
Interchange	New Castle Co., DE	303,006	81.4%
Azalea Garden	Norfolk, VA	188,093	100.0%
Windlass Run	Baltimore Co., MD	69,474	100.0%
21st Street	Duval Co., FL	68,757	100.0%
Hollander 95	Baltimore Co., MD	82,800	100.0%
Patriot Business Park	Prince William Co., VA	373,000	100.0%
Transit Business Park	Baltimore Co., MD	232,318	78.7%
Kelso Business Park	Baltimore Co., MD	69,680	100.0%
		3,602,159	90.6%
37

Management focuses on several factors to measure our success on a comparative basis in this segment. The major factors we focus on are (1) revenue growth, (2) growth in occupied square feet, (3) actual occupancy rate, (4) average annual occupied square feet, (5) average annual occupancy rate (defined as the occupied sf at the end of each month during a fiscal year divided by the number of months to date in that fiscal year as a percentage of the average number of square feet in the portfolio over that same time period), (6) growth of our portfolio (in square feet), and (7) tenant retention success rate (as a percentage of total square feet to be renewed).

Asset Management segment – fiscal year ended	September 30, 2015	September 30, 2014
Revenues	$27,570,000	$24,825,000
Net Operating Income (Cash Basis)	$21,043,000	$18,714,000
Occupied square feet	3,262,965	3,110,332
Overall occupancy rate	90.6%	89.6%
Average annual occupied sf	3,261,879	3,037,232
Average annual occupancy rate	90.8%	89.75%
Portfolio square feet	3,602,159	3,472,309
Retention Success rate	83%	72%

Mining Royalty Lands Segment.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.  The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in these States as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the reserves on our property have been depleted but the tenant still has a need for the leased land, we collect a fixed annual rental amount. We believe strongly in the potential for future growth in construction in Florida and Georgia which would positively benefit our profitability in this segment.

The major expenses in this segment are comprised of collection and accounting for royalties, management’s oversight of the mining leases, land entitlement for post-mining uses and property taxes at our non-leased locations and at our Grandin location which, unlike our other leased mining locations, are not paid by the tenant.  As such, our costs in this business are very low as a percentage of revenue, are relatively stable and are not affected by increases in production at our locations. Our current mining tenants include Vulcan Materials, Martin Marietta and Cemex, among others.

Additionally, these locations provide us with excellent opportunities for valuable “2nd lives” for these assets through proper land planning and entitlement.

Significant “2nd life” Mining Lands:

Location	Acreage	Status
Brooksville, Fl	4,280 +/-	Development of Regional of Impact and County Land Use and Master Zoning in place for 5,800 residential unit, mixed-use development
Ft. Myers, FL	1,993 +/-	Approval in place for 105, 1 acre, waterfront residential lots after mining completed.
Gulf Hammock, Fl	1,600 +/-	Currently on the market for $4.5 million
Total	7,873 +/-

Land Development and Construction Segment.

Through our Land Development and Construction segment, we own and are continuously monitoring for their “highest and best use” several parcels of land that are in various stages of development.  Our overall strategy in this segment is to convert all of our non-income producing lands into income production through (i) an orderly process of constructing new warehouse/office buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties.

Revenues in this segment are generated predominately from land sales and interim property rents. The significant cash outlays incurred in this segment are for land acquisition costs, entitlement costs, property taxes, design and permitting, the personnel costs of our in-house management team and horizontal and vertical construction costs.

Since 1990, one of our primary strategies in this segment has been to acquire, entitle and ultimately develop commercial/industrial business parks providing 5–15 building pads which we typically convert into warehouse/office buildings. To date, our management team has converted 26 of these pads into developed buildings that we continue to own and manage through the Asset Management segment. Our typical practice has been to transfer these assets to the Asset Management segment on the earlier to occur of (i) commencement of rental revenue or (ii) issuance of the certificate of occupancy. We have also opportunistically sold several of these pad sites over time to third party “users”.

The remaining pad sites in our inventory today are fully entitled, located in business parks in four different submarkets in the DC/Baltimore/Northern Virginia area, and can support an additional +/- 1.2 million sf. of warehouse/office buildings.

Summary of Our Remaining Lot Inventory:

Location	Acreage	SF +/-	Status
Lakeside, MD	20	266,530	Horizontal development completed. Ready for vertical permitting.
Windlass Run Business Park, MD	50	386,626	Horizontal development completed. Permitting submitted for 150,000 sf warehouse/office building with the balance ready for further vertical permitting.
Patriot Business Center, Manassas, VA	24	198,150	Horizontal development completed. Ready for vertical permitting.
Hollander 95 Business Park, MD	33	345,750	Horizontal development completed. Construction in progress on 80,000 sf warehouse/office building with the balance of the land ready for vertical permitting.
Total	127	1,197,056

We completed a third build-to-suit building for the same tenant at our Patriot Business Park and transferred that asset to the Asset Management segment on or about November 2014 when the building was approved for occupancy. Having sites ready for vertical construction has rewarded us in the past.  It is the main reason why we were able to convert 3 of our finished pads at Patriot Business Park into build-to-suit opportunities in 2012, 2013 and 2014.  We also submitted plans for vertical construction for one warehouse/office building at each of our Hollander and Windlass Run business parks and are now under construction on an 80,000 sf spec building at Hollander Business Park. We will continue to actively monitor these submarkets where we have lots ready for construction and take advantage of the opportunities presented to us.

In addition to the inventory of finished building lots, we have several other properties that were either spun-off to us from Florida Rock Industries in 1986 or acquired by us from unrelated 3rd parties.  These properties, as a result of our “highest and best use” studies, are being prepared for income generation through sale or joint venture with third parties, and in certain cases we are leasing these properties on an interim basis for an income stream while we wait for the development market to ripen.

Our strategy when selling parcels outright is to attempt to convert the proceeds into income producing real estate for our Asset Management segment through a Section 1031 tax-deferred exchange. An example of this would be the Windlass Run residential land whereby we sold phase 1 for $8 million and used the proceeds in a Section 1031 exchange to acquire our Transit Business Park in 2013.

An example of property in this segment being developed through joint venture is Phase I of our RiverFront on the Anacostia project which was contributed to a joint venture with MRP in 2014 and is now under construction as a 305 unit apartment building including 18,000 sf of ground floor retail.

During the third quarter of this year, we entered into a long term ground lease on a 3.6 acre parcel at our Hollander business park for use by the tenant as a compressed natural gas filling station and expect rental income to commence by November, 2016. We will continue to hold this property in this segment as Management believes it is not appropriate to move it to the Asset Management segment with only a ground lease in place as it still has potential for a second life as an improved building post ground lease.

Significant Investment Lands Inventory:

Location	Approx. Acreage	Status	NBV
RiverFront on the Anacostia Phase I	2.1	Phase I under construction	$11,517,000
RiverFront on the Anacostia Phases II-IV	3.7	Phase II design approval plans to be submitted to Zoning Commission prior to December, 2016.	$10,602,000
Windlass Run residential (Phase 2)	74	Sale pending as of September 30, 2015. (see Item 20 “Subsequent Events” below).	$4,826,000
Hampstead Trade Center, MD	117	Residential studies ongoing	$7,146,000
Square 664E,on the Anacostia River in DC	2	Under lease to Vulcan Materials as a concrete batch plant through 2021 with one 5 year renewal option.	$4,578,000
Total	199		$38,669,000

RIVERFRONT ON THE ANACOSTIA:

This property consists of 5.8 acres on the Anacostia River and is immediately adjacent to the Washington National’s baseball park in the RiverFront District in SE Washington, DC.  Once zoned for industrial use and under a ground lease, this property was re-zoned for the construction of approximately 1.1M square feet of “mixed-use” development in four phases.  In 2014, approximately 2.1 acres (Phase I) of the total 5.8 acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October, 2014 on a 305 unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space.  Lease up is expected to commence in late fiscal 2016 and continue through 2017. Phases II, III and IV are slated for residential, office, and hotel/residential buildings, respectively, all with permitted first floor retail uses. In accordance with our Master Planned Unit Development (PUD) approval, the next step for development of Phase II requires us to submit plans to the Zoning Commission for final design approval within two years of issuance of the construction permit for Phase I (i.e. by December of 2016).

On August 24, 2015, in anticipation of commencing construction of the new Frederick Douglass bridge at a location immediately to the West of the existing bridge, the District of Columbia filed a Declaration of Taking for a total of 7,390 square feet of permanent easement and a 5,022 square foot temporary construction easement on land along the western boundary of the land that will ultimately hold Phase III and IV. Previously, the Company and the District had conceptually agreed to a land swap with no compensation that would have permitted the proposed new bridge, including construction easements, to be on property wholly owned by the District. As a result, the Planned Unit Development was designed and ultimately approved by the Zoning Commission as if the land swap would occur once the District was ready to move forward with the new bridge construction. If the easement is determined final by the court a gain from the permanent easement compensation may be recorded based on the outcome of the eminent domain action. Any temporary construction easement compensation will be recorded over the construction period. In addition, the Company is seeking confirmation from the court or an agreement from the District that the existing bridge easement will terminate when the new bridge has been placed in service and the existing bridge has been removed. The Company’s position is that otherwise Phase IV will be adversely impacted and additional compensation or other relief will be due the Company.

WINDLASS RUN RESIDENTIAL:

We originally purchased this 179 acre tract for $5.2 million in 2002.  When purchased, the entire parcel was zoned for commercial/industrial uses.  Today, some 70 acres of this original tract makes up our Windlass Run Business Park.  We successfully rezoned the remaining acreage for medium density residential development and on April 17, 2013, we entered into a contract to sell the residential portion of the property for $19 million. Phase I of the sale closed within the quarter ending September 30, 2013 for $8.0 million and the proceeds of this sale were used in a Section 1031 exchange to acquire the Transit Business Park.  Phase II of the sale was pending as of September 30, 2015 (see Note 20 “Subsequent Events” in the consolidated financial statements).

HAMPSTEAD TRADE CENTER: We purchased this 117 acre tract in 2005 for $4.3 million in a Section 1031 exchange with plans of developing it as a commercial business park. The “great recession” caused us to reassess our plans for this property. As a result, Management has determined that the prudent course of action is attempt to rezone the property for residential uses and sell the entire tract to a major home builder such that we can redeploy this capital into assets in-line with our warehouse/office investment strategy. Residential studies are on-going today and we plan to make our rezoning submittal to Carroll County on or about the fourth quarter of fiscal 2016.

SQUARE 664E, WASHINGTON, DC

This property sits on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, approximately 1 mile down river from our RiverFront on the Anacostia property. The Square 664E property consists of approximately 2 acres and is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five (5) years. In the quarter ending December 31, 2014, the District of Columbia announced that it had selected Buzzard Point for the future site of the new DC United major league soccer stadium. The selected stadium location is separated from our property by just one small industrial lot.

COMPARATIVE RESULTS OF OPERATIONS

Fiscal Year 2015 versus 2014

Consolidated Results

	Years Ended September 30,
	2015	2014	Change	%
Revenues:
Rental Revenue	$23,410	$21,327	$2,083	9.8%
Royalty and Rents	5,999	5,256	743	14.1%
Revenue-Reimbursements	5,237	4,395	842	19.2%
Total Revenues	34,646	30,978	3,668	11.8%

Cost of operations:
Depreciation/Depletion/Amortization	7,378	6,705	673	10.0%
Operating Expenses	4,609	4,391	218	5.0%
Property Taxes	4,443	3,494	949	27.2%
Mgmt Co Allocation-In	1,647	1,424	223	15.7%
Corporate Expense	3,307	2,539	768	30.2%
Corp Mgmt fee not alloc. to discontinued operations	1,081	2,685	(1,604)	-59.7%
Total cost of operations	22,465	21,238	1,227	5.8%

Total operating profit	12,181	9,740	2,441	25.1%

Interest Income and other	—	23	(23)	*
Interest Expense	(2,014)	(1,366)	(648)	47.4%
Equity in loss of joint ventures	(145)	(128)	(17)	13.3%
Gain (loss) on investment land sold	(34)	476	(510)	-107.1%

Income from continuing operations before income taxes	9,988	8,745	1,243	14.2%
Provision for income taxes	3,895	3,561	334	9.4%
Income from continuing operations	6,093	5,184	909	17.5%
41

Gain from discontinued transportation operations, net of taxes	2,179	4,835	(2,656)	-54.9%

Net income	$8,272	$10,019	$(1,747)	-17.4%

Fiscal 2015 total revenues for the Company were up 11.8% to $34,646,000. Adjusted income from continuing operations was $6,752,000 versus $6,822,000 in fiscal 2014. The decrease in adjusted income from continuing operations was due primarily to a (i) $648,000 increase in interest expense and (ii) $476,000 gain on investment land sold in fiscal 2014 versus a loss of $34,000 on investment land sold in fiscal 2015. Interest expense was greater primarily as a result of $722,000 more in capitalized interest in fiscal 2014 and $116,000 in prepayment penalties as the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages in January. Adjusted operating profit improved to $13,262,000, a 6.7% increase over fiscal 2014.

The increase in revenues is mostly attributable to increases in rental rates, occupancy and total occupied square feet in our Asset Management segment and improved volumes at several of our mining locations. These increases were offset by increases in (i) depreciation expense ($673,000) due to the addition of assets to the portfolio, (ii) non-reimbursed property taxes, currently under appeal ($198,000 at our Anacostia Phase II-IV property), (iii) higher interest expense ($648,000) as a result of less capitalized interest in this period, and (iv) higher management ($223,000) and corporate expense ($768,000). Corporate expense increased due to (i) corporate level bonuses being paid in fiscal 2015 versus no corporate level bonuses in fiscal 2014, (ii) an increase in director compensation, and (iii) the additional cost of operating as a separate stand-alone public company.

Asset Management

	Years Ended September 30
(dollars in thousands)	2015	%	2014	%	Change	%

Rental revenue	$22,946	83.2%	$20,837	83.9%	$2,109	10.1%
Revenue-reimbursements	4,624	16.8%	3,988	16.1%	636	15.9%

Total revenue	27,570	100.0%	24,825	100.0%	2,745	11.1%

Depreciation, depletion and amortization	6,963	25.3%	6,384	25.7%	579	9.1%
Operating expenses	3,933	14.3%	3,896	15.7%	37	1.0%
Property taxes	2,651	9.6%	2,174	8.8%	477	21.9%
Management company indirect	735	2.7%	668	2.7%	67	10.0%
Corporate expense	815	2.9%	582	2.3%	233	40.0%

Cost of operations	15,097	54.8%	13,704	55.2%	1,393	10.2%

Operating profit	$12,473	45.2%	$11,121	44.8%	$1,352	12.2%

We continue to add square feet to this segment’s portfolio (129,850 in fiscal 2015) through construction and acquisition as we convert our non-income producing properties into income production. For fiscal 2015, net operating income, management’s chosen metric for measuring shareholder value creation in this segment, grew 12.4% to $21,043,000. Rental revenues in this segment were $22,946,000, up $2,109,000 or 10.1%, due to increases in rental rates, occupancy and total occupied square feet as we have continued to add new buildings to the portfolio over the past four fiscal years. Cost of operations increased $1,393,000 due mainly to higher depreciation and higher property taxes as a result of the addition of new assets to the portfolio and higher corporate expenses. Operating profit this year was $12,473,000, up $1,352,000 or 12.2%. Average annual occupancy was 90.8% during fiscal 2015 versus 89.8% during fiscal 2014. Rent growth for leases renewed during the fiscal year showed a 6.95% increase over the prior lease term. Over half of those renewals were from leases that had terms beginning in late 2009 and early 2010 when rental rates were far more in favor of the tenant.

Mining Royalty Lands

	Years Ended September 30
(dollars in thousands)	2015	%	2014	%

Royalty and rents	$5,999	98.4%	5,256	98.3%
Revenue-reimbursements	95	1.6%	93	1.7%

Total revenue	6,094	100.0%	5,349	100.0%

Depreciation, depletion and amortization	133	2.2%	124	2.3%
Operating expenses	251	4.1%	251	4.7%
Property taxes	232	3.8%	239	4.5%
Corporate expense	863	14.2%	617	11.5%

Cost of operations	1,479	24.3%	1,231	23.0%

Operating profit	$4,615	75.7%	$4,118	77.0%

Mining sales volumes at several of our locations increased in fiscal 2015 resulting in an overall increase of 1,161,652 tons sold, up 23.4% over fiscal 2014. As a result, royalty revenues were $5,999,000, up $743,000 or 14.1% in fiscal 2015. Our operating profit was $4,615,000, up $497,000 or 12.1% versus fiscal 2014. We believe that volumes will continue to increase at our locations as construction activity in Florida and Georgia improves, and Vulcan (i) continues the recent commencement of mining on our property at Astatula, (ii) shifts most of their production to our property at Manassas for the foreseeable future and (iii) is successful at obtaining final permit approval for our Ft. Myers location.

Land Development and Construction

	Years Ended September 30
(dollars in thousands)	2015	2014	Change

Rental revenue	$464	$490	$(26)
Revenue-reimbursements	518	314	204

Total revenue	982	804	178

Depreciation, depletion and amortization	282	197	85
Operating expenses	425	244	181
Property taxes	1,560	1,081	479
Management company indirect	912	756	156
Corporate expense	481	343	138

Cost of operations	3,660	2,621	1,039

Operating loss	$(2,678)	$(1,817)	$(861)

The Land Development and Construction segment is responsible for seeking opportunities to acquire existing income producing properties and managing and developing our non-income producing properties into income production; thus, this segment receives minimal revenues but incurs significant costs to accomplish this objective. During fiscal 2015, Management primarily focused its time in this segment on (i) working with our joint venture partner on the management of the on-going construction of Phase I at Riverfront on the Anacostia (n/k/a “Dock 79”), (ii) completion of the third build to suit at Patriot Business Park (iii) commencement of construction of a new 80,000 square foot spec warehouse/office building at our Hollander Business Park (iv) the sale of Windlass Run Residential Phase 2 and the evaluation of suitable Section 1031 replacement properties and (v) the evaluation of a proposed joint venture for the development and construction of a single story office park on the remainder of our undeveloped lands in the Windlass Run Business Park. In fiscal 2015, we invested over $4,085,000 with respect to the capital projects reported in this segment. Revenues were $982,000, up $178,000, over last year due mainly to higher real estate tax reimbursement from the ground lease at our Square 664E property in D.C. Costs of operating this segment were $3,660,000 in fiscal 2015 which was an increase of $1,039,000 driven primarily by higher property taxes ($479,000) due to the increase in assessed values of our 664E property and our Phases II-IV land at our Anacostia property and higher operating expenses ($181,000) as we undertook work to begin the reconstruction of the bulkhead at our Square 664E property in anticipation of future high rise development.

Fiscal Year 2014 versus 2013

Consolidated Results

	Years Ended September 30,
	2014	2013	Change	%
Revenues:
Rental Revenue	$21,327	$19,060	$2,267	11.9%
Royalty and Rents	5,256	5,209	47	.9%
Revenue-Reimbursements	4,395	3,385	1,010	29.8%
Total Revenues	30,978	27,654	3,324	12.0%

Cost of operations:
Depreciation/Depletion/Amortization	6,705	5,860	845	14.4%
Operating Expenses	4,391	3,536	855	24.2%
Property Taxes	3,494	2,518	976	38.8%
Mgmt Co Allocation-In	1,424	1,574	(150)	-9.5%
Corporate Expense	2,539	2,302	237	10.3%
Corp Mgmt fee not alloc. to discontinued operations	2,685	2,549	136	5.3%
Total cost of operations	21,238	18,339	2,899	15.8%

Total operating profit	9,740	9,315	425	4.6%

Interest Income and other	23	38	(15)	-39.5%
Interest Expense	(1,366)	(2,501)	1,135	-45.4%
Equity in loss of joint ventures	(128)	(63)	(65)	103.2%
Gain (loss) on investment land sold	476	7,333	(6,857)	-93.5%

Income from continuing operations before income taxes	8,745	14,122	(5,377)	-38.1%
Provision for income taxes	3,561	5,508	(1,947)	-35.3%
Income from continuing operations	5,184	8,614	(3,430)	-39.8%

Gain from discontinued transportation operations, net of taxes	4,835	6,771	(1,936)	-28.6%

Net income	$10,019	$15,385	$(5,366)	-34.9%

Consolidated results continued to improve in fiscal 2014 with the addition of square footage to our portfolio over the past couple of years and improved occupancy rates. Income from continuing operations (adjusted to $4,141,000 after excluding the after tax gain on investment land sold in fiscal 2013) was up 25.2% to $5,184,000 due in large part to $1,135,000 less in interest expense as a result of an accelerated payment of a $7,281,000 long-term fixed rate debt and a declining mortgage principal balance. Total revenues for the Company were up 12.0% to $30,978,000. The increases in revenues were almost completely offset by increases in (i) depreciation expense ($845,000), (ii) property taxes ($976,000), and (iii) higher operating expense ($855,000), all due to the addition of new assets to the portfolio. Thus, consolidated operating profit was only up 4.6% in 2014 versus 2013.

Asset Management

	Years Ended September 30
(dollars in thousands)	2014	%	2013	%	Change	%

Rental revenue	$20,837	83.9%	$18,536	86.0%	$2,301	12.4%
Revenue-reimbursements	3,988	16.1%	3,012	14.0%	976	32.4%

Total revenue	24,825	100.0%	21,548	100.0%	3,277	15.2%

Depreciation, depletion and amortization	6,384	25.7%	5,503	25.6%	881	16.0%
Operating expenses	3,896	15.7%	3,044	14.1%	852	28.0%
Property taxes	2,174	8.8%	1,811	8.4%	363	20.0%
Management company indirect	668	2.7%	776	3.6%	(108)	-13.9%
Corporate expense	582	2.3%	688	3.2%	(106)	-15.4%

Cost of operations	13,704	55.2%	11,822	54.9%	1,882	15.9%

Operating profit	$11,121	44.8%	$9,726	45.1%	$1,395	14.3%

Total revenues in this segment were $24,825,000, up $3,277,000 or 15.2% over fiscal 2013. Rental revenues in this segment were $20,837,000, up $2,301,000 over fiscal 2013, due to an increase in square feet occupied in this segment as we have continued to buy and build new buildings over the past few fiscal years. Cost of operations increased $1,882,000 due mainly to higher depreciation and higher property taxes as a result of the addition of new assets to the portfolio and higher operating expenses due mainly to an unusual amount of snow removal required during fiscal 2014. Operating profit in fiscal 2014 were $11,121,000, up $1,395,000 or 14.3%, over fiscal 2013. Our occupied square feet increased by 175,007 square feet (6.0%) during fiscal 2014 and our average annual occupancy was 89.8% during fiscal 2014 versus 88.7% during fiscal 2013.

Mining Royalty Lands

	Years Ended September 30
(dollars in thousands)	2014	%	2013	%

Royalty and rents	$5,256	98.3%	5,209	98.2%
Revenue-reimbursements	93	1.7%	93	1.8%

Total revenue	5,349	100.0%	5,302	100.0%

Depreciation, depletion and amortization	124	2.3%	106	2.0%
Operating expenses	251	4.7%	263	5.0%
Property taxes	239	4.5%	215	4.0%
Corporate expense	617	11.5%	710	13.4%

Cost of operations	1,231	23.0%	1,294	24.4%

Operating profit	$4,118	77.0%	$4,008	75.6%

Total revenues in this segment were $5,349,000, up $47,000 or 1%, due mainly to flat volumes at most of our locations in fiscal 2014 versus 2013. Our operating profit was $4,118,000, up $110,000 versus fiscal 2013. We believe that volumes will increase at our locations as construction activity in Florida and Georgia improves.

Land Development and Construction

	Years Ended September 30
(dollars in thousands)	2014	2013	Change

Rental revenue	$490	$524	$(34)
Revenue-reimbursements	314	280	34

Total revenue	804	804	—

Depreciation, depletion and amortization	197	251	(54)
Operating expenses	244	229	15
Property taxes	1,081	492	589
Management company indirect	756	819	(63)
Corporate expense	343	406	(63)

Cost of operations	2,621	2,197	424

Operating loss	$(1,817)	$(1,393)	$(424)

The Land Development and Construction segment is responsible for managing and developing our non-income producing properties into income production for our Asset Management Segment or for sales or joint ventures with third parties. This segment receives minimal revenues but incurs significant costs to accomplish this objective. During fiscal 2014, Management primarily focused its time in this segment on (i) working with MRP on the financing to begin construction on Phase I of RiverFront on the Anacostia, (ii) completion of the third build to suit at Patriot Business Park, (iii) the acquisition of the Kelso buildings, and (iv) completing the horizontal improvements at Patriot and Hollander Business Parks. In fiscal 2014, we invested $12,621,000 with respect to the capital projects reported in this segment. Revenues were $804,000 identical to the revenues for fiscal 2013. However, costs of operating this segment were up $424,000 due primarily to higher property taxes ($589,000) due to the increase in assessed values of our 664E property and our future Phases II-IV land at our Anacostia property partially offset by lower depreciation, management company and corporate expenses.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company’s businesses requires significant cash needs to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of September 30, 2015, we had $8,494,000 borrowed under our $20 million Wells Fargo revolver, $2,576,000 outstanding under letters of credit and $8,930,000 available to borrow under the revolver. The Company closed on a $20 million secured revolver with First Tennessee Bank on July 24, 2015 and as of September 30, 2015 we had $20 million available to borrow. First Tennessee has also committed to provide an additional $20 million of secured financing to the Company on a ten year term loan amortizing on a twenty five (25) year basis. We expect to close on this second loan with First Tennessee during fiscal 2016.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2015	2014	2013
Total cash provided by (used for):
Operating activities	$17,226	$23,354	$26,878
Investing activities	(9,708)	(39,371)	(22,525)
Financing activities	(8,112)	16,528	(6,674)
(Decrease) increase in cash and cash equivalents	$(594)	$511	$(2,321)

Outstanding debt at the beginning of the period	$55,956
Outstanding debt at the end of the period	$48,685	55,956

Operating Activities - Net cash provided by operating activities decreased $6,128,000 to $17,226,000 for the year ended September 30, 2015. The total of net income plus depreciation, depletion and amortization less gains on sales of property and equipment decreased $436,000 versus the same period last year. These changes are described above under “Comparative Results of Operations”. The current period includes $1,306,000 more cash used to reduce accounts payable and accrued liabilities, although both periods had substantial uses of cash for this purpose due to the completion of build-to-suit’s in each year and a $1,720,000 reduction in environmental remediation liability in the current year. The same period last year included $1,576,000 collection of prior year real estate taxes receivable. The current period includes offsetting increases to deferred income taxes and prepayment of current year income taxes.

In 2014, net cash provided by operating activities was $23,354,000 compared to $26,878,000 in 2013 due to the timing of tax payments and the expiration of bonus tax depreciation as of January 1, 2014.

Investing Activities - For the year ended September 30, 2015, cash required by investing activities decreased $29,663,000 to $9,708,000. The prior period discontinued operations cash required was $15,524,000 higher due to an acquisition. Cash required by investing activities for continuing operations decreased $14,191,000 due to increased construction activity in the prior period offset by the related release of escrow cash.

In 2014, cash required by investing activities was $39,371,000 compared to $22,525,000 in 2013 due to the sale of real estate held for investment in fiscal 2013.

Financing Activities – For the year ended September 30, 2015, cash required by financing activities was $8,112,000 versus cash provided by financing activities of $16,528,000 in 2014. The prior period discontinued operations cash provided was $9,598,000 higher due to borrowings to fund an acquisition in the prior period compared to debt repayment in the current period. Cash required by financing activities for continuing operations was $15,042,000 higher in the current period primarily due to debt prepayment and payments on the revolver.

In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

In 2014, cash provided by financing activities was $16,528,000 compared to cash used in financing activities of $6,674,000 in 2013 due to the prepayment of mortgage debt in 2013.

Credit Facilities - On January 30, 2015, in connection with the Spin-off, the Company terminated its $55 million credit facility entered with Wells Fargo Bank, N.A. in 2012 and simultaneously entered into a new five year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. At the time of the Spin-off, the Company refinanced $10,483,000 of borrowings then outstanding on the terminated revolver. As of September 30, 2015, there was $8,494,000 outstanding on the revolver and $2,576,000 outstanding under letters of credit and $8,930,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of September 30, 2015, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $71 million combined. The Company was in compliance with all covenants as of September 30, 2015.

During the first quarter, the Company announced the execution of a commitment from First Tennessee Bank to provide up to $40 million dollars of mortgage backed financing in two separate facilities. On July 24, 2015 the Company closed on a five year, $20 million secured revolver with a twenty-four month window to convert up to the full amount of the facility into a ten year term loan. Interest accrues at 1.90% over one month LIBOR plus an annual commitment fee of 0.10%. As of September 30, 2015 the full amount of the secured revolver was available. The second facility is a $20 million ten year term loan secured by to-be-determined collateral from our current pool of unencumbered warehouse/office properties. We closed on the secured revolver on July 24, 2015. We expect to close on the ten year term loan during fiscal 2016. The purpose of these loans is to facilitate growth through new construction in the Land Development and Construction segment and/or acquisition of existing, operating buildings to be added to the Asset Management segment.

Cash Requirements – The Board of Directors has authorized Management to repurchase shares of the Company’s common stock from time to time as opportunities arise. During fiscal 2015 the Company did not repurchase any shares of stock. As of September 30, 2015, $5,000,000 was authorized for future repurchases of common stock. The Company does not currently pay any cash dividends on common stock.

The Company expended capital of $6,493,000 during fiscal 2015 primarily on new construction of warehouse/office buildings at Patriot and Hollander Business Parks and tenant improvements and commissions paid in connection with new leases. These capital expenditures were funded through a combination of cash generation from our operations and partly from borrowings under our revolving credit facilities.

Non-GAAP Financial Measures.

To supplement the financial results presented in accordance with GAAP, FRP presents certain non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The non-GAAP financial measure included in this Annual Report on Form 10-K is adjusted income from continuing operations, adjusted operating profit, and net operating income (NOI). FRP uses these metrics to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. These measures are not, and should not be viewed as, a substitute for GAAP financial measures.

Post Spin-off we are reporting any net gain/(loss) from the transportation business as “discontinued operations” and we currently have no other discontinued operations being reported. GAAP accounting rules do not allow corporate overhead expenses to be allocated to a discontinued operation of the Company; thus, those corporate expenses attributable to the transportation business prior to the spin-off are charged to the Company as part of continuing operations.

Adjusted income from continuing operations

Adjusted income from continuing operations excludes the impact of the corporate expense not allocated to discontinued operations. Adjusted net income is presented to provide additional perspective on underlying trends in FRP’s core operating results. A reconciliation between income from continuing operations and adjusted income from continuing operations is as follows:

	For years ended September 30,
	2015	2014	2013
Income from continuing operations	$6,093	5,184	8,614
Adjustments:
Corporate management fee not allocated to discontinued operations	1,081	2,685	2,549
Income tax allocation	(422)	(1,047)	(994)
Adjusted income from continuing operations	$6,752	6,822	10,169

Adjusted operating profit

Adjusted operating profit excludes the impact of the corporate expense not allocated to discontinued operations. Adjusted operating profit is presented to provide additional perspective on underlying trends in FRP’s core operating results. A reconciliation between operating profit and adjusted operating profit is as follows:

	For years ended September 30,
	2015	2014	2013
Operating profit	$12,181	9,740	9,315
Adjustments:
Corporate management fee not allocated to discontinued operations	1,081	2,685	2,549
Adjusted operating profit	$13,262	12,425	11,864

Net Operating Income Reconciliation
Year ended 9/30/15 (in thousands)

	Asset	Land	Mining	Unallocated	FRP
	Management	Development	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Expenses	Totals

Income from continuing operations	6,487	(1,718)	2,760	(1,436)	6,093
Income Tax Allocation	4,147	(1,099)	1,765	(918)	3,895
Inc. from continuing operations before income taxes	10,634	(2,817)	4,525	(2,354)	9,988

Less:
Lease intangible rents	53	—
Plus: Loss on investment land sold	—	34
Unrealized rents	110	—
Equity in loss of Joint Venture	—	105
Interest Expense	1,839	—
Depreciation/Amortization	6,963	282
Management Co. Indirect	735	912
Allocated Corporate Expenses	815	481

Net Operating Income (loss)	21,043	(1,003)

Net Operating Income Reconciliation
Year ended 9/30/14 (in thousands)

	Asset	Land	Mining	Unallocated	FRP
	Management	Development	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Expenses	Totals

Income from continuing operations	5,822	(848)	2,393	(2,183)	5,184
Income Tax Allocation	3,999	(582)	1,643	(1,499)	3,561
Inc. from continuing operations before income taxes	9,821	(1,430)	4,036	(3,682)	8,745

Less:
Gains on investment land sold	—	476
Other income	23	—
Lease intangible rents	81	—
Plus:
Unrealized rents	40	—
Equity in loss of Joint Venture	—	89
Interest Expense	1,323	—
Depreciation/Amortization	6,384	197
Management Co. Indirect	668	756
Allocated Corporate Expenses	582	343

Net Operating Income (loss)	18,714	(521)

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

Property and Equipment and Impairment of Assets. Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

Years
Buildings and improvements	3-39

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property and equipment for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The Company’s estimated holding period for developed buildings with current vacancies is long enough that the undiscounted cash flows exceed the carrying value of the properties and thus no impairment loss is recorded. Changes in estimates or assumptions could have an impact on the Company’s financials.

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2015, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2015:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Mortgages Including Interest	$53,816	7,015	13,424	10,361	23,016
Revolving debt	8,494	-	-	8,494	-
Purchase Commitments	1,905	1,905	-	-	-

Total Obligations	$64,215	8,920	13,424	18,855	23,016

INFLATION

Most of the Company’s operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. Substantially all of the Company’s royalty agreements are based on a percentage of the sales price of the related mined items. Minimum royalties and substantially all lease agreements provide escalation provisions.

SEASONALITY

The Company’s business is subject to limited seasonality due to the cyclical nature of our royalty revenues with revenues generally declining slightly during winter months.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements, including without limitation relating to the Company's plans, strategies, objectives, expectations, intentions, capital expenditures, future liquidity, and plans and timetables for completion of pending development projects. The words or phrases “anticipate,” “estimate,” ”believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions identify forward-looking statements. The following factors and others discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: levels of construction activity in the markets served by our mining properties; risk insurance markets; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible warehouse/office facilities in the Baltimore-Washington-Northern Virginia area; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

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

CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30

(in thousands, except per share amounts)

	2015	2014	2013
Revenues:
Rental revenue	$23,410	21,327	19,060
Royalty and rents	5,999	5,256	5,209
Revenue – reimbursements	5,237	4,395	3,385
Total Revenues	34,646	30,978	27,654

Cost of operations:
Depreciation, depletion and amortization	7,378	6,705	5,860
Operating expenses	4,609	4,391	3,536
Property taxes	4,443	3,494	2,518
Management company indirect	1,647	1,424	1,574
Corporate expenses (Note 4 Related Party)	4,388	5,224	4,851
Total cost of operations	22,465	21,238	18,339

Total operating profit	12,181	9,740	9,315

Interest income	—	23	38
Interest expense	(2,014))	(1,366)	(2,501)
Equity in loss of joint ventures	(145))	(128)	(63)
Gain (Loss) on investment land sold	(34)	476	7,333

Income from continuing operations before income taxes	9,988	8,745	14,122
Provision for income taxes	3,895	3,561	5,508
Income from continuing operations	6,093	5,184	8,614

Gain from discontinued transportation operations, net of taxes	2,179	4,835	6,771

Net income	$8,272	10,019	15,385

Earnings per common share:
Income from continuing operations-
Basic	0.62	0.54	0.90
Diluted	0.62	0.53	0.90
Discontinued operations-
Basic	0.23	0.50	0.72
Diluted	0.22	0.50	0.70
Net Income-
Basic	0.85	1.04	1.62
Diluted	0.84	1.03	1.60

Number of shares (in thousands)
used in computing:
-basic earnings per common share	9,756	9,629	9,523
-diluted earnings per common share	9,827	9,710	9,605

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30

(In thousands)

	2015	2014	2013
Net income	$8,272	10,019	15,385
Other comp. income (loss) net of tax:
Spin-off adjustment	(53)
Actuarial gain (loss) retiree health	—	(2)	—
Minimum pension liability	7	4	6
Comprehensive income	$8,226	10,021	15,391

See accompanying notes.

CONSOLIDATED BALANCE SHEETS - As of September 30

(In thousands, except share data)

Assets:	2015	2014
Real estate investments at cost:
Land	$102,347	102,146
Buildings and improvements	174,820	164,317
Projects under construction	4,129	8,971
Total investments in properties	281,296	275,434
Less accumulated depreciation and depletion	74,091	67,998
Net investments in properties	207,205	207,436

Real estate held for investment, at cost	7,306	7,304
Real estate held for sale, at cost	4,826	4,473
Investment in joint ventures	19,010	18,537
Net real estate investments	238,347	237,750

Cash and cash equivalents	419	1,013
Cash held in escrow	-	61
Accounts receivable	778	1,127
Federal and state income taxes receivable	393	-
Assets of discontinued operation	-	61,134
Unrealized rents	4,817	4,780
Deferred costs	7,592	7,027
Other assets	275	179
Total assets	$252,621	313,071

Liabilities:
Secured notes payable, less current portion	$36,011	41,059
Secured notes payable, current portion	4,180	4,534
Line of credit payable	8,494	10,363
Accounts payable and accrued liabilities	3,456	3,948
Environmental remediation liability	51	1,771
Deferred revenue	1,060	872
Federal and state income taxes payable	-	572
Deferred income taxes	14,684	12,969
Liabilities of discontinued operation	-	28,412
Deferred compensation	1,400	1,247
Deferred lease intangible, net	45	103
Tenant security deposits	898	906
Total liabilities	70,279	106,756

Commitments and contingencies (Note 13 & 14)	-	-

Equity:
Common stock, $.10 par value 25,000,000 shares authorized, 9,791,770 and 9,703,270 shares issued and outstanding, respectively	979	970
Capital in excess of par value	49,872	47,892
Retained earnings	131,497	157,413
Accumulated other comprehensive (loss) income, net	(6)	40
Total shareholders’ equity	182,342	206,315
Total liabilities and shareholders’ equity	$252,621	313,071

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2015	2014	2013
Cash flows from operating activities:
Net income	$8,272	10,019	15,385
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Income from discontinued operations, net	(2,179)	(4,835)	(6,771)
Depreciation, depletion and amortization	7,533	6,845	6,246
Deferred income taxes	1,572	(340)	3,274
Equity in loss of joint ventures	145	128	63
Loss (Gain) on sale of equipment and property	138	(485)	(7,437)
Stock-based compensation	803	1,139	883
Net changes in operating assets and liabilities:
Accounts receivable	349	1,272	533
Deferred costs and other assets	(1,489)	(2,040)	(1,683)
Accounts payable and accrued liabilities	(2,024)	(718)	724
Income taxes payable and receivable	(965)	270	653
Other long-term liabilities	87	209	198
Net cash provided by operating activities of continuing operations	12,242	11,464	12,068
Net cash provided by operating activities of discontinued operations	4,984	11,890	14,810
Net cash provided by operating activities	17,226	23,354	26,878

Cash flows from investing activities:
Investments in property, plant and equipment	(6,493)	(19,283)	(22,936)
Investment in joint ventures	(625)	(5,266)	(116)
Cash held in escrow	61	1,508	(1,569)
Proceeds from sale of real estate held for investment, property, plant and equipment	43	1,888	15,960
Net cash used in investment activities of continuing operations	(7,014)	(21,153)	(8,661)
Net cash used in investing activities of discontinued operations	(2,694)	(18,218)	(13,864)
Net cash used in investing activities	(9,708)	(39,371)	(22,525)

Cash flows from financing activities:
Repayment of long-term debt	(5,402)	(4,311)	(12,466)
Proceeds from borrowing on revolving credit facility	19,400	31,298	7,300
Payment on revolving credit facility	(21,269)	(20,935)	(7,300)
Debt issue costs	(397)	-	-
Repurchase of company stock	-	-	(233)
Excess tax benefits from exercises of stock options	175	1,047	701
Exercise of employee stock options	1,012	1,462	1,186
Net cash (used in) provided by financing activities of continuing operations	(6,481)	8,561	(10,812)
Net cash (used in) provided by financing activities of discontinued operations	(1,631)	7,967	4,138
Net cash (used in) provided by financing activities	(8,112)	16,528	(6,674)

Net (decrease) increase in cash and cash equivalents	(594)	511	(2,321)
Cash and cash equivalents at beginning of year	1,013	502	2,823
Cash and cash equivalents at end of the year	$419	1,013	502

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$2,335	1,475	2,520
Income taxes	$3,923	6,180	3,803

The Company recorded a $334 non-cash transaction for accrued liabilities of deferred gains and post sale obligations related to investment land sold in 2013.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - Years ended September 30

(In thousands, except share amounts)

					Accumu-
					lated
					Other
					Compre-	Total
			Capital in		hensive	Share
	Common Stock		Excess of	Retained	Income, net	Holders’
	Shares	Amount	Par Value	Earnings	of tax	Equity
Balance at October 1, 2012	9,440,620	$944	$41,539	$132,203	$32	$174,718

Exercise of stock options	112,800	11	1,175			1,186
Excess tax benefits from
exercises of stock options
and vesting of restricted stock			701			701
Stock option compensation			376			376
Shares granted to Directors	19,500	2	505			507
Shares purchased and canceled	(8,700)	(1)	(38)	(194)		(233)
Net income				15,385		15,385
Minimum pension liability, net					6	6

Balance at September 30, 2013	9,564,220	$956	$44,258	$147,394	$38	$192,646

Exercise of stock options	119,550	12	1,450			1,462
Excess tax benefits from
exercises of stock options
and vesting of restricted stock			1,047			1,047
Stock option compensation			441			441
Shares granted to Directors	19,500	2	696			698
Net income				10,019		10,019
Minimum pension liability, net					4	4
Net actuarial loss retiree health, net					(2)	(2)

Balance at September 30, 2014	9,703,270	$970	$47,892	$157,413	$40	$206,315

Exercise of stock options	72,300	7	1,005			1,012
Excess tax benefits from
exercises of stock options			174			174
Stock option compensation			267			267
Shares granted to Directors	16,200	2	534			536
Spin-off adjustment				(34,188)	(53)	(34,241)
Net income				8,272		8,272
Minimum pension liability, net					7	7

Balance at September 30, 2015	9,791,770	$979	$49,872	$131,497	$(6)	$182,342

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - FRP Holdings, Inc. (“FRP” or the “Company”) is a holding company engaged in the real estate business, namely (i) warehouse/office building ownership, leasing and management, (ii) mining royalty land ownership and leasing and (iii) land acquisition, entitlement and development primarily for future warehouse/office building construction. On January 30, 2015, FRP completed the tax-free Spin-off (“Spin-off”) of its transportation business into a new, separately traded public company, Patriot Transportation Holding, Inc. (Nasdaq GM: PATI) (“Patriot”). In the Spin-off, FRP distributed all of the outstanding stock of Patriot to FRP's shareholders as of the record date of January 9, 2015. FRP’s shareholders received one share of Patriot for every three shares of FRP owned on the record date. Patriot now is an independent, publicly traded company, and FRP retains no ownership in Patriot. The Company retained the real estate business, which is now the sole business of the Company. See Note 3 regarding more information regarding the spin-off.

FRP Holdings, Inc. was incorporated on April 22, 2014 in connection with a corporate reorganization that preceded the Spin-off. The Company’s successor issuer was formed on July 20, 1998. The business of the Company is conducted through our wholly-owned subsidiaries FRP Maryland, Inc., a Maryland corporation, FRP Development Corp., a Maryland corporation and Florida Rock Properties, Inc., a Florida corporation, and the various subsidiaries of each.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in the Brooksville joint venture and Riverfront Investment Partners I, LLC are accounted for under the equity method of accounting (See Note 2). All significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset.

REVENUE AND EXPENSE RECOGNITION - Real estate rental revenue and mining royalties are generally recognized when earned under the leases and are considered collectable. Rental income from leases with scheduled increases or other incentives during their term is recognized on a straight-line basis over the term of the lease. Reimbursements of expenses, when provided in the lease, are recognized in the period that the expenses are incurred.

Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled substantially all of its obligations, which are typically as of the closing date.

Accounts receivable are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record estimated bad debts expense as part of operating expenses. We estimate the net collectibility of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms.

PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

Years
Building and improvements	3-39

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves. Reserve estimates are periodically adjusted based upon surveys.

The Company recorded depreciation and depletion expenses for 2015, 2014 and 2013 of $6,195,000, $5,528,000, and $5,056,000, respectively.

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

IMPAIRMENT OF LONG-LIVED ASSETS – The Company periodically reviews its long-lived assets, which include property and equipment and purchased intangible assets subject to amortization for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures.

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

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact are discussed in Note 8.

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

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives of our property and equipment, provisions for uncollectible accounts receivable and collectibility of unrealized rents, estimates of exposures related to our insurance claims plans, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

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

COMPREHENSIVE INCOME – Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholders’ equity.

RECENTLY ISSUED ACCOUNTING STANDARDS – In January 2015, the FASB issued ASU 2015-01, "Income Statement—Extraordinary and Unusual Items (Subtopic 225-20) Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." This guidance is effective for annual periods beginning on or after December 15, 2015 and interim periods within those years, with early adoption permitted. Effective first quarter 2015, the Company adopted ASU 2015-01 and will apply the new guidance, as applicable.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which relates to the financial statement presentation of debt issuance costs. This guidance requires debt issuance costs to be presented in the balance sheet as a reduction of the related debt liability rather than an asset. The guidance is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted and will only result in a change in presentation of these costs on our balance sheets.

2.	Investment in RiverFront and Brooksville Joint Ventures.

RiverFront. On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. (“MRP”) to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on approximately 2 acres of the roughly 5.82 acre site. The joint venture, RiverFront Investment Partners I, LLC (“RiverFront I”) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 76.91% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. The Joint Venture closed on $17,000,000 of EB5 secondary financing and a nonrecourse construction loan for $65,000,000 on August 8, 2014. Both these financing sources are non-recourse to FRP. At the time of these financings, RiverFront Holdings I, LLC. was formed as a parent to RiverFront Investment Partners I, LLC with EB5 as an equity partner in Riverfront Holdings I, LLC. Construction commenced in October 2014. At this point, the Company anticipates lease up to occur in the second half of calendar 2016 and all of 2017. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

Other income for fiscal 2015 includes a loss of $105,000 representing the Company’s portion of the loss of this joint venture due primarily to expenses incurred in the joint venture with respect to depreciation on the bulkhead.

Brooksville. In 2006, the Company entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (now owned by Vulcan Materials Company) to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2022 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2,380,000. Capital contributions of $2,347,000 have been made by each party as of September 30, 2015. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for fiscal 2015 includes a loss of $40,000 representing the Company’s portion of the loss of this joint venture. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained from Hernando County in August 2012. We will continue to monitor the residential market in Hernando County and pursue opportunities to partner with a master community developer or major homebuilder to commence construction when the market dictates.

Investments in Joint Ventures (in thousands):

					The
					Company's
			Total Assets	Net Loss	Share of Net
		Total	of the	of the	Loss of the
	Ownership	Investment	Partnership	Partnership	Partnership

As of September 30, 2015 (audited)
RiverFront Holdings I, LLC	76.91%	$ 11,517	$ 40,970	$ (108)	$ (105)
Brooksville Quarry, LLC	50.00%	7,493	14,336	(80)	(40)
Total		$ 19,010	$ 55,306	$ (188)	$ (145)

As of September 30, 2014 (unaudited)
RiverFront Holdings I, LLC	76.91%	$ 11,031	$ 33,834	$ (89)	$ (89)
Brooksville Quarry, LLC	50.00%	7,506	14,353	(78)	(39)
Total		$ 18,537	$ 48,187	$ (167)	$ (128)

The amount of consolidated retained earnings for these joint ventures was $389,000 and $295,000 as of September 30, 2015 and 2014 respectively.

Summarized Financial Information for the Investments in Joint Ventures (in thousands):

	Years Ended September 30,
	2015 (audited)	2014 (unaudited)

Cash	$61	$208
Cash held in escrow	3,420	18,822
Amortizable Debt Costs	1,593	2,069
Investments in real estate, net.	50,232	27,088
Total Assets	$55,306	$48,187

Other Liabilities	$6,969	$313
Long-term Debt	17,000	17,000
Capital – FRP	19,010	18,537
Capital - Third Parties	12,327	12,337
Total Liabilities and Capital	$55,306	$48,187

3.	Spin-off.

On January 30, 2015, FRP Holdings, Inc. (Nasdaq GM: FRPH) (the “Company”) completed the spin-off of its transportation business into a new, separately traded public company - Patriot Transportation Holding, Inc. (Nasdaq GM: PATI) (“Patriot”) - resulting in FRPH becoming a pure real estate company. As a result, the former transportation segment is reported as a discontinued operation without any corporate overhead allocation. Hence, all corporate overhead attributable to the transportation group through the date of the spin-off is included in “corporate expense” on the Company’s historical consolidated income statements.

The results of operations associated with discontinued operations were as follows (in thousands):

	Years Ended September 30,
	2015	2014	2013
Revenue	$41,800	129,162	112,120

Cost of operations	38,195	121,134	101,001
Operating profit	3,605	8,028	11,119
Interest expense	(33)	(102)	(19)
Income before income taxes	3,572	7,926	11,100
Provision for income taxes	1,393	3,091	4,329
Income from discontinued operations	$2,179	4,835	6,771

The following table presents the carrying value of the major categories of assets and liabilities of discontinued operations reflected on the Company’s consolidated balance sheets at September 30, 2014:

Property and equipment, net	$42,174
Accounts receivable, net	7,119
Deferred costs	11,809
Other assets	32
Assets of discontinued operation	$61,134

Line of credit	$7,282
Accounts payable and accrued liabilities	11,489
Deferred compensation	717
Deferred income taxes	8,924
Liabilities of discontinued operation	$28,412

4.	Related Party Transactions.

In order to effect the Spin-off and govern our relationship with Patriot Transportation Holding, Inc. after the Spin-off, we entered into an Employee Matters Agreement and a Transition Services Agreement. The Employee Matters Agreement generally allocates responsibilities to each company for liabilities relating to each Company’s current and former employees and allocated responsibilities under employee benefit plans. The Transition Services Agreement sets forth the terms on which Patriot will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers, for a period of 12 or more months after the Spin-off.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $2,211,000, $2,539,000, and $2,302,000 for fiscal 2015, 2014 and 2013, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as part of corporate expenses.

To determine these allocations between FRP and Patriot as set forth in the Transition Services Agreement, we generally employed the same methodology historically used by the Company pre Spin-off to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis as the terms were negotiated while Patriot was still a subsidiary of FRP.

As a result of the Spin-off the former transportation segment of the Company is reported as a discontinued operation and thus is not allowed any corporate overhead allocation. Hence, all corporate overhead of the transportation group through the date of the Spin-off is included in “corporate expense” on the Company’s consolidated income statements herein. The consolidated statements of income reflect charges and/or allocation for these services of $1,081,000, $2,685,000, and $2,549,000 for fiscal 2015, 2014 and 2013, respectively.

5.	Debt.

Debt at September 30 is summarized as follows (in thousands):

	2015	2014
Revolving credit (uncollateralized)	$8,494	10,363
5.6% to 7.9% mortgage notes
due in installments through 2027	40,191	45,593
	48,685	55,956
Less portion due within one year	4,180	4,534
	$44,505	51,422

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2015 is: 2016 - $4,180,000; 2017 – $4,454,000; 2018 - $4,674,000; 2019 - $3,885,000; 2020 - $3,725,000 and subsequent years - $19,273,000.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $55,233,000 at September 30, 2015.

On January 30, 2015, in connection with the Spin-off, the Company terminated its $55 million credit facility entered into with Wells Fargo Bank, N.A. in 2012 and simultaneously entered into a new five year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. At the time of the Spin-off, the Company refinanced $10,483,000 of borrowings then outstanding on the terminated revolver. As of September 30, 2015, there was $8,494,000 outstanding on the revolver, $2,576,000 outstanding under letters of credit and $8,930,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of September 30, 2015, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $71 million combined. The Company was in compliance with all covenants as of September 30, 2015.

During the first quarter, the Company announced the execution of a commitment from First Tennessee Bank to provide up to $40 million dollars of mortgage backed financing in two separate facilities. On July 24, 2015 the Company closed on a five year, $20 million secured revolver with a twenty-four month window to convert up to the full amount of the facility into a ten year term loan. Interest accrues at 1.90% over one month LIBOR plus an annual commitment fee of 0.10%. As of September 30, 2015 the full amount of the secured revolver was available. The second facility is a $20 million ten year term loan secured by to-be-determined collateral from our current pool of unencumbered warehouse/office properties. We closed on the secured revolver on July 24, 2015. We expect to close on the ten year term loan during fiscal 2016. The purpose of these loans is to facilitate growth through new construction in the Land Development and Construction segment and/or acquisition of existing, operating buildings to be added to the Asset Management segment.

During fiscal 2015, 2014 and 2013 the Company capitalized interest costs of $1,041,000, $1,763,000, and $1,863,000, respectively.

In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

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

6.	Leases.

At September 30, 2015, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$35,087
Commercial property	256,129
291,216
less accumulated depreciation and depletion	72,993
$218,223
63

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2015 are as follows: 2016 - $23,929,000; 2017 - $21,107,000; 2018 - $17,607,000; 2019 - $11,840,000; 2020 - $10,529,000; 2021 and subsequent years $31,265,000.

7.	Earnings per Share.

The following details the computations of the basic and diluted earnings per common share (dollars in thousands, except per share amounts):

	Years Ended September 30
	2015	2014	2013
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	9,756	9,629	9,523

Common shares issuable under share
based payment plans which are
potentially dilutive	71	81	82

Common shares used for diluted
earnings per common share	9,827	9,710	9,605

Income from continuing operations	$6,093	5,184	8,614
Discontinued operations	2,179	4,835	6,771
Net income	$8,272	10,019	15,385

Basic earnings per common share:
Income from continuing operations	$.62	.54	.90
Discontinued operations	.23	.50	.72
Net income	$.85	1.04	1.62

Diluted earnings per common share
Income from continuing operations	$.62	.53	.90
Discontinued operations	.22	.50	.70
Net income	$.84	1.03	1.60

For 2015, 2014 and 2013, 56,110, 31,790 and 87,550 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

8.	Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 419,170 at September 30, 2015.

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

As a result of the Spin-off and pursuant to the Employee Matters Agreement, we made certain adjustments to the exercise price and number of outstanding FRP stock options. All outstanding options held by the Company directors, Company officers and key employees on January 30, 2015 were cancelled and replaced by an equal number of FRP options at 75.14% of the previous exercise price based upon the market value of FRP less the when issued market value of the Company on that day. For FRP officers additional options were issued rather than issuing Patriot options for the 24.86% market value attributed to Patriot. The adjusted stock options are subject to the same vesting conditions and other terms that applied to the original FRP award immediately prior to the Spin-off, except as otherwise described above.

Subsequent to Spin-off, the realized tax benefit pertaining to options exercised and the remaining compensation cost of options previously granted prior to the Spin-off will be recognized by FRP or Patriot based on the employment location of the related employee or director.

The Company recorded the following stock compensation expense (including unallocated to Patriot in periods prior to the Spin-off) in its consolidated statement of income (in thousands):

	Years Ended September 30
	2015	2014	2013
Stock option grants	$267	441	376
Annual non-employee Director stock award	536	698	507
	$803	1,139	883

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Outstanding at
October 1, 2012	481,210	$17.52	3.8	$3,782
Granted	46,180	$26.20		$489
Exercised	(112,800)	$10.52		$(603)
Outstanding at
September 30, 2013	414,590	$20.40	4.2	$3,668
Granted	31,790	$41.39		$545
Exercised	(119,550)	$12.23		$(732)
Outstanding at
September 30, 2014	326,830	$25.43	5.0	$3,481
Spin-off adjustment				$(865)
Spin-off conversion	17,795	$20.63		$155
Granted	39,425	$26.97		$432
Forfeited	(6,000)	$14.97		$(35)
Exercised	(72,300)	$13.31		$(430)
Outstanding at
September 30, 2015	305,750	$21.90	5.9	$2,738
Exercisable at
September 30, 2015	213,847	$20.87	5.0	$1,751
Vested during
twelve months ended
September 30, 2015	37,546			$329

The following table summarizes information concerning stock options outstanding at September 30, 2014:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.51 – $24.75	11,078	16.72	6.2
$24.76 - $37.25	59,977	23.30	8.0
$37.26 - $41.39	20,848	31.10	8.2
	91,903	$24.27	7.8	Years
Exercisable:
$16.51 - $24.75	54,117	17.63	4.8
$24.76 - $37.25	147,018	21.18	4.8
$37.26 - $41.39	12,712	31.10	8.2
	213,847	$20.87	5.0	Years
Total	305,750	$21.90	5.9	Years

The aggregate intrinsic value of exercisable in-the-money options was $1,994,000 and the aggregate intrinsic value of outstanding in-the-money options was $2,553,000 based on the market closing price of $30.14 on September 30, 2015 less exercise prices.

The realized tax benefit to the Company or Patriot from options exercised in the twelve months ended September 30, 2015 was $556,000. The unrecognized compensation cost of options granted but not yet vested as of September 30, 2015 was $687,000, which is expected to be recognized over a weighted-average period of 3.2 years. Gains of $1,436,000 were realized by option holders during the twelve months ended September 30, 2015.

9.	Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2015	2014	2013
Current:
Federal	$1,803	2,820	1,842
State	524	1,083	392
	2,327	3,903	2,234
Deferred	1,568	(342)	3,274

Total	$3,895	3,561	5,508

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2015	2014	2013
Amount computed at statutory
Federal rate	$3,396	3,020	4,863
State income taxes (net of Federal
income tax benefit)	504	520	622
Other, net	(5)	21	23
Provision for income taxes	$3,895	3,561	5,508

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2015	2014
Deferred tax liabilities:
Property and equipment	$13,100	12,120
Depletion	496	477
Unrealized rents	1,881	1,850
Prepaid expenses	278	314
Gross deferred tax liabilities	15,755	14,761
Deferred tax assets:
Employee benefits and other	1,214	1,792
Gross deferred tax assets	1,214	1,792
Net deferred tax liability	$14,541	12,969

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2015	2014
Balance at October 1	$—	—
Reductions due to lapse of statute of limitations	—	—
Balance at September 30	$—	—

The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.

10.	Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $45,000 in 2015, $40,000 in 2014 and $40,000 in 2013.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2015, 2014 and 2013 was $163,000,

$150,000 and $138,000, respectively. The accrued benefit under this plan as of September 30, 2015 and 2014 was $1,391,000 and $1,227,000 respectively.

11.	Business Segments.

Following the completion of the spin-off of the transportation business, management conducted a strategic review of the Company’s real estate operations.  As a result of this review, it was determined that the information that the Company’s chief operating decision makers regularly review for purposes of allocating resources and assessing performance, had changed. Therefore, beginning with the quarter ending March 31, 2015 (with prior periods adjusted accordingly), the Company is reporting its financial performance based on three reportable segments, Asset Management, Mining Royalty Lands and Land Development and Construction, as described below.

The Asset Management segment owns, leases and manages warehouse/office buildings located predominately in the Baltimore/Northern Virginia/Washington, DC market area.

Our Mining Royalty Lands segment remains unaffected and owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.

Through our Land Development and Construction segment, we own and are continuously monitoring for their “highest and best use” several parcels of land that are in various stages of development.  Our overall strategy in this segment is to convert all of our non-income producing lands into income production through (i) an orderly process of constructing new warehouse/office buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties.

Subsequent to the Spin-off, the Company is receiving certain services from Patriot (e.g. executive oversight, accounting, information technology and human resource services) which are billed to the Company on a monthly basis in accordance with the Transition Services Agreement entered into and made effective as of the date of the Spin-off. As was the case prior to the Spin-off, these costs (excluding stock compensation) are included in the Company’s corporate expense and are fully allocated to the business segments. Certain other corporate expenses (primarily stock compensation, corporate aircraft and one-time Spin-off related expenses) are reported as “unallocated” on the Company’s consolidated income statement and are not allocated to any business segment. As a result of the Spin-off the former transportation segment of the Company is reported as a discontinued operation and thus is not allowed any corporate overhead allocation. Hence, all corporate overhead of the transportation group through the date of the Spin-off is included in “corporate expense” on the Company’s consolidated income statements herein. Reclassifications to the appropriate prior period line items and amounts have been made to be comparable to the current presentation.

Operating results and certain other financial data for the Company’s business segments are as follows (in thousands):

	2015	2014	2013
Revenues:
Asset management	$27,570	24,825	21,548
Mining royalty lands	6,094	5,349	5,302
Land development and construction	982	804	804
	$34,646	30,978	27,654

Operating profit:
Asset management	$13,288	11,703	10,414
Mining royalty lands	5,478	4,735	4,739
Land development and construction	(2,197)	(1,474)	(987)
Corporate expenses:
Allocated to asset management	(815)	(582)	(688)
Allocated to mining royalty	(863)	(617)	(731)
Allocated to land development and construction	(481)	(343)	(406)
Unallocated	(1,148)	(997)	(477)
Unallocated to discontinued operations	(1,081)	(2,685)	(2,549)
	(4,388)	(5,224)	(4,851)
	$12,181	9,740	9,315

Interest expense:
Asset management	$2,014	1,366	2,501

Depreciation, depletion and
amortization:
Asset management	$6,963	6,384	5,503
Mining royalty lands	133	124	106
Land development and construction	282	197	251
	$7,378	6,705	5,860

Capital expenditures:
Asset management	2,408	6,662	10,257
Mining royalty lands	—	—	—
Land development and construction	4,085	12,621	12,679
	$6,493	19,283	22,936

Identifiable net assets at September 30:
Asset management	$151,023	154,976	143,808
Mining royalty lands	39,300	39,368	39,274
Land development and construction	60,682	56,519	50,833
Discontinued operations	—	61,134	51,107
Cash items	419	1,074	2,071
Unallocated corporate assets	1,197	—	—
	252,621	313,071	287,093

12.	Fair Value Measurements.

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

As of September 30, 2015 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis. At September 30, 2015 and 2014, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company’s other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2015, the carrying amount and fair value of such other long-term debt was $48,685,000 and $52,001,000, respectively. At September 30, 2014, the carrying amount and fair value of such other long-term debt was $55,956,000 and $59,799,000, respectively.

13.	Contingent Liabilities.

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

Preliminary testing on the site of the Company's four phase master development known as RiverFront on the Anacostia in Washington, D.C. indicated the presence of contaminated material that will have to be specially handled upon excavation in conjunction with construction. The Company has agreed with our joint venture partner to bear the cost of handling the contaminated materials on the first phase of this development up to a cap of $1.871 million. We recorded an expense in the fourth quarter of fiscal 2012 of $1,771,000 for this environmental remediation liability which is the lower end of the range of estimates. As of September 30, 2015, the excavation and foundation work for Phase 1 were substantially complete; thus, the bulk of the remediation expenses have been incurred. Management believes the total cost for remediation on Phase 1 will end up at approximately $1.9 million. The Company has no obligation to remediate this contamination on Phases II, III and IV of the development until such time as it makes a commitment to commence construction there. The Company's position is that the prior tenant on the property is responsible for the cost of removal of the contaminated materials. The Company's actual expense to address this issue may be materially higher or lower than the expense previously recorded depending upon the actual costs incurred and any reimbursement that we receive from the prior tenant. Refer to Note 20 “Subsequent Events” below.

14.	Commitments.

The Company, at September 30, 2015, had entered into various contracts to develop real estate with remaining commitments totaling $1,905,000.

15.	Concentrations.

With the completion and occupancy of the 3rd build to suit for the same tenant at Patriot Business Park in the first quarter of fiscal 2015 this particular tenant accounted for 12.2% of the Company’s consolidated revenues during fiscal 2015. The mining royalty lands segment has a total of four tenants currently leasing mining locations and one lessee that accounted for 12.6% of the Company’s consolidated revenues in fiscal 2015 and $296,000 of accounts receivable at September 30, 2015. The termination of these lessees’ underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may exceed FDIC limits.

16.	Real Estate Held for Sale.

The Windlass Run Residential (previously Bird River) Phase 2 property consists of 74 useable acres located in southeastern Baltimore County, Maryland, adjacent to our Windlass Run Business Park. The sale of phase two was originally scheduled to close in March of 2015 but was extended by the Buyer on March 20, 2015 with payment of a $187,754 extension fee to allow closing on or before September 30, 2015. As of September 30, 2015, the sale was still pending (see Note 20 “Subsequent Events” below). The book value of the property was $4,826,000 as of September 30, 2015 and was classified as real estate held for sale as of September 30, 2015.

17.	Unusual or Infrequent Items Impacting Quarterly Results.

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

TRANSIT BUSINESS PARK - On June 20, 2013, the Company purchased for approximately $8 million, Transit Business Park in Baltimore, Maryland which consists of 5 buildings on 14.5 acres totaling 232,318 square feet. The Company has accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805). The Company has allocated the purchase price of the property, through the use of a third party valuation, based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including in-place leases and below market leases. Based on the third party valuation performed, the purchase price has been allocated to the fair value of the in-place leases, above market leases and below market leases.  These deferred leasing intangible assets are recorded within Deferred Costs and Deferred lease intangible, net in the consolidated balance sheets. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

The Company will recognize the amortization related to Transit Business Park intangible assets according to the following schedule (in thousands):

	In-place	Above Market	Below Market
	Leases	Leases	Leases
Initial Values	$806	48	156
Annual Amortization:
2013	$121	3	24
2014	369	12	86
2015	63	4	37
2016	44	4	9
2017	44	4	—
2018	43	4	—
2019	43	4	—
2020	43	4	—
2021	17	3	—
2022	9	3	—
2023	9	3	—
2024	1	—	—

KELSO BUSINESS PARK - On June 6, 2014, the Company purchased for approximately $4.8 million, the Kelso property in Baltimore, Maryland which consists of 2 buildings on 10.2 acres totaling 69,680 square feet. The Company accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805). The Company has allocated the purchase price of the property, through the use of a third party valuation, based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including in-place leases and below market leases. Based on the third party valuation performed, $579,000 and $64,000 of the purchase price was allocated to the fair value of the in-place leases and below market in-place leases, respectively. These intangible assets are recorded within Deferred Costs and Deferred lease intangible, net in the consolidated balance sheets as of September 30, 2015. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease term. The fair value assigned pertaining to the below-market in-place leases will be amortized to rental revenue over the remaining non-cancelable terms of the respective leases.

The Company will recognize the amortization related to Kelso Business Park intangible assets according to the following schedule (in thousands):

	In-place	Below Market
	Leases	Leases
Initial Values	$579	64
Annual Amortization:
2014	80	8
2015	203	21
2016	136	21
2017	100	12
2018	28	2
2019	21	—
2020	11	—

19.	Intangible Assets.

The Company reviews intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceeds the fair value of the assets.

The gross amounts and accumulated amortization of identifiable intangible assets are as follows (in thousands):

	September 30, 2015		September 30, 2014
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
In-place leases (useful life 7-8 years)	$1,385	$836	$1,385	$570
Above Market leases (useful life 5 years)	48	19	48	15
	$1,433	$855	$1,433	$585

	September 30, 2015		September 30, 2014
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible liabilities:
Below Market leases (useful life 4-5 years)	$220	$176	$220	$118
	$220	$176	$220	$118

20.	Subsequent Events.

Windlass Run Residential Phase II sale and Section 1031 Exchange Transaction. On October 30, 2015 the Company closed on the sale of the Windlass Run Residential Phase 2 property for a total purchase price of $11,287,754 (inclusive of all extension fees) and the proceeds were used in a tax deferred reverse Section 1031 exchange to acquire the Port Capital property which closed on October 19, 2015 for a total purchase price of $9,900,000.  The Port Capital property is a 91,218 square foot warehouse/office building located in Howard County, MD.  The building was 100% occupied by a single tenant at the time of closing with a lease expiration of September 30, 2025 at an average annual gross rental rate of $641,519.

RiverFront on the Anacostia Environmental Update. Additionally, following the close of fiscal 2015, the Company reached agreement with the former tenant on the Anacostia property to pay $3 million towards environmental remediation costs and also entered into statute of limitations tolling agreements with three other potentially responsible parties as a preface to settlement negotiations with those parties.

Management's Report on Internal Control Over Financial Reporting

The management of FRP is responsible for establishing and maintaining adequate internal control over financial reporting. FRP's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. FRP's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of September 30, 2015, the Company's internal control over financial reporting is effective.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

FRP Holdings, Inc.

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. as of September 30, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for years ended September 30, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FRP Holdings, Inc. as of September 30, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years ended September 30, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FRP Holdings, Inc.’s internal control over financial reporting as of September 30, 2015, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, FRP Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015, based on criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

Savannah, Georgia

December 10, 2015

DIRECTORS AND OFFICERS

Directors

Thompson S. Baker II (1)

President and Chief Executive

Officer of the Company

John D. Baker II (1)

Executive Chairman

Charles E. Commander III (2)(4)

Retired Partner

Foley & Lardner

H. W. Shad III (2)

Owner, Bozard Ford Company

Martin E. Stein, Jr. (3)(4)

Chairman and Chief Executive Officer of

Regency Centers Corporation

James H. Winston (3)

President of LPMC of Jax, Inc. and

Citadel Life & Health Insurance Co.

William H. Walton

President of Rockpoint Group LLC

_______________

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominating Committee

Officers

John D. Baker II

Executive Chairman

Thompson S. Baker II

Chief Executive Officer

John D. Milton, Jr.

Executive Vice President, Treasurer, Secretary

and Chief Financial Officer

David H. deVilliers, Jr.

President, FRP Development Corp. and

Florida Rock Properties, Inc.

John D. Klopfenstein

Controller and Chief Accounting Officer

FRP Holdings, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 3, 2016, at The River Club, Ortega Room, on the 34th floor of the Wells Fargo Building, One Independent Drive, Jacksonville, Florida.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: FRPH)

Form 10-K

Shareholders may receive, without charge, a copy of FRP Holdings, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2015 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.frpholdings.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

