Form 10-K, Exhibit 13
period 2016-09-30
FRP HOLDINGS, INC.
filed 2016-12-12
CIK 844059

Annual Report 2016

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2016	2015	% Change

Revenues	$37,457	34,646	8.1
Operating profit	$16,383	12,181	34.5
Income from continuing operations	$12,024	6,093	97.3
Discontinued operations, net	$—	2,179	(100.0)
Net income	$12,024	8,272	45.4
Per common share:
Income from continuing operations:
Basic	$1.22	.62	.97
Diluted	$1.22	.62	.97
Discontinued operations:
Basic	$—	.23	(100.0)
Diluted	$—	.22	(100.0)
Net income:
Basic	$1.22	.85	.44
Diluted	$1.22	.84	.45

Total Assets	$265,676	252,621	5.2
Total Debt	$42,819	48,685	(12.0)
Shareholders' Equity	$196,099	182,342	7.5
Common Shares Outstanding	9,867	9,792.8
Book Value Per Common Share	$19.87	18.62	6.7

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

To Our Shareholders,

As one looks at our fiscal 2016 results, there is much to be pleased with. Revenues are up $2,811,000 (8.11%) over fiscal 2015 and income from continuing operations for fiscal 2016 was $12,024,000 or $1.22 per share versus $6,093,000 or $.62 per share last year. Our real estate team in Baltimore continues to create shareholder value by converting non-income producing properties into income producing square feet, RiverFront on the Anacostia is ahead of schedule, and the mining royalties segment had its highest revenue year since 2008.

Asset Management

For fiscal 2016 in the Asset Management Segment, Net Operating Income (NOI), management’s chosen metric for measuring shareholder value creation in that segment, grew 4.3% to $21,944,000. The increase was due mainly to completion of Patriot Business Center’s third build-to-suit in November of 2014, the acquisition of the Port Capital building in October of 2015 and the acquisition of the Gilroy Road building in July of 2016.

These results are reflective of our goal to create shareholder value by growing earnings and converting non-income producing properties into income producing square feet.

As we begin 2017, we have an unusually high number of tenants with expiring leases as a result of several five year leases signed in the aftermath of the last recession. However, we have every confidence in our Baltimore-based team’s ability to deliver on their past performance and continue to grow shareholder value through our stated goal of turning non-income producing properties into income producing square feet. The combination of weathering these lease expirations, maintaining same store NOI, and growing our earnings by leveraging our Land Development and Construction Segment will translate into meaningful shareholder value, particularly in this cap rate environment.

Mining Royalty

Due to an increase in tons sold at higher prices, total revenues in this segment increased 23.6% over last year for a total of $7,533,000. This represents this segment’s highest revenue number since 2008. Total operating profit in this segment was $6,798,000, an increase of $2,642,000 (including a $1,091,000 benefit from reallocating expenses), versus $4,156,000 last year. This marks the sixth year in a row that revenues have increased in this segment, and is reflective of the economic recovery that the markets served by our properties, particularly in Florida, have experienced since the depths of the downturn.

Our management continues to believe we are still in the early innings of recovery in aggregate shipments. Home building lags replacement rates and there is consensus on both sides of the political aisle that our nation’s infrastructure requires a major overhaul. Any infrastructure spending, particularly of the magnitude promised in the lead up to the election, would be a boon to construction materials businesses and to this segment. Our investment in our mining royalty lands segment represent a “long” bet on the Virginia, Georgia, and Florida markets served by our properties. Both the mining leases and the potential “second lives” of these properties reflect our confidence in the long term future growth in this segment.

Land Development and Construction

This segment is the foundation for all our future growth. Our overall strategy in this segment is to convert all of our non-income producing lands into income production. Whether through the orderly development of our existing properties to own and operate, joint ventures, and/or selling land to acquire developed assets, this segment is how we leverage and convert potential shareholder value into actual income.

Consistent with our strategy, we completed construction on a 79,550 square foot spec building at Hollander Business Park that was put into service in the third quarter of fiscal 2016; started construction on a 103,653 square foot building in Patriot Business Center and pre-leased 51,727 square feet; and finally in April 2016, we entered into a joint venture agreement to develop 12 office buildings on our remaining lots at Windlass Run and on adjacent frontage property owned by St. John Properties.

The remaining pad sites in our inventory today are fully entitled, located in business parks in four different submarkets in the DC/Baltimore/Northern Virginia area, and can support an additional +/- 1 million sf. of warehouse/office buildings. Beyond our potential commercial sites, we have two interesting pieces of property in Square 664E and the former Hampstead Trade Center.

Square 664E, our two acres on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, is approximately one mile down river from our RiverFront on the Anacostia property. As the development of DC’s new soccer stadium continues in the Buzzard Point area, our adjacent property may become our next RiverFront.

Though Hampstead was originally purchased as a commercial business park, management determined that the best use for the property was residential, and we have sought to rezone the property for that use in order to sell it and redeploy this capital into assets with more near-term income producing potential. In the fourth quarter of fiscal 2016, the Company received approval from the Town of Hampstead and has rezoned the property for residential use.

We will continue to monitor all our sites and their markets, and remain opportunistic regarding their best use.

RiverFront on the Anacostia

Management is more than pleased with the progress and continued success of RiverFront on the Anacostia. We completed construction on Phase I this past October and already have people in the building. As of October 31, residentially the building is 30.5% occupied and 42.3% leased, while commercially we have leased 80% of our retail spaces, with just one space remaining. As we continue to trend above pro forma for pace and rents, the results speak clearly that we have an excellent partner in MRP. Looking forward, the company and MRP Realty executed a letter of intent in May 2016 to develop Phase II. In accordance with our Master Planned Unit Development (PUD) approval, Phase II plans were submitted to the Zoning Commission for final design approval on June 27, 2016.

The results of Fiscal 2016 speak to the excellent work of our management team. Looking forward to 2017, we expect the Asset Management Segment to rise to the challenge presented by the high number of expiring leases, while continuing to put our land bank to work in creating value for our shareholders. We have every expectation that our mining royalties segment should continue to grow and grow meaningfully. RiverFront on the Anacostia continues to impress, as Phase I comes on line and ahead of schedule and Phase II moves forward.

In conclusion, we thank you not only for your continued interest and support, but also for the faith in management your investment demonstrates. This is your company and we neither take your investment in it lightly nor for granted.

Respectfully yours,

John D. Baker II

Executive Chairman

Thompson S. Baker II

Chief Executive Officer

OPERATING PROPERTIES

The Company owns (predominately in fee simple but also through ownership of interests in joint ventures) over 20,000 acres of land in Florida, Georgia, Maryland, Virginia, Delaware, and the District of Columbia. This land is generally held by the Company in three distinct categories (i) land owned and leased to mining companies for royalties or rents, (ii) land owned and operated as income producing rental properties predominately in the form of warehouse/office buildings, and (iii) land owned and held for investment to be further developed for future income production or sales to third parties.

Mining Royalty Lands Segment – Mining Properties. The following table summarizes the Company's mining royalty lands and estimated reserves at September 30, 2016 a substantial portion of which are leased to Vulcan Materials.

Tons of
	Tons Sold	Estimated
	in Year	Reserves
	Ended	at
	9/30/16	9/30/16	Approximate
	(000's)	(000's)	Acres Owned
The Company owns nine
locations currently being
mined in Grandin, Keuka,
Newberry, Astatula and Airgrove, Florida;
Columbus, Macon, and Tyrone, Georgia;
and Manassas, Virginia.	6,538	321,916	11,328

The Company owns four locations that are
leased for mining but are not currently being
mined in Ft. Myers (Lee County), Marion
County and Lake County, Florida and
and Forest Park, Georgia.	0	87,827	3,867

This table excludes the Brooksville, Florida property, approximately 4,280 acres, as it was transferred on October 4, 2006 to a joint venture with Vulcan Materials Company (“Vulcan Materials”) for future development.

In May, 2014 the Company entered into an amendment to our lease agreement for our Ft. Myers location requiring that the mining be accelerated and that the mining plan be conformed to accommodate the future construction of up to 105 residential dwelling units around the mined lakes. In return, the Company agreed to sell Lee County a right of way for a connector road that would benefit the residential area on our property and to place a conservation easement on part of the property. Based on information from our tenant, Vulcan Materials Company, the Company is hopeful that all necessary permits to commence mining on this property will be received during fiscal 2017.

During fiscal 2015, the Company also received positive information from Vulcan Materials with respect to two other locations. With regard to our Manassas, Virginia location, Vulcan Materials informed us that they recently removed a concrete plant off property owned by the Company which opened up an additional 25 million tons of material to be mined from Company property. Vulcan Materials’ current lease term at the Manassas location expires on May 31, 2020 and they have one additional ten year extension option available. At our Astatula location, Vulcan Materials began mining on Company property during fiscal 2015 and plans are to continue that mining for the foreseeable future at volumes commensurate with, or in excess of, those achieved in fiscal 2015.

Mining Royalty Lands Segment - Brooksville Joint Venture. On October 4, 2006, a subsidiary of the Company (Florida Rock Properties, Inc.) entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (which was acquired by Vulcan Materials in 2007) to form Brooksville Quarry, LLC, a real estate joint venture, to develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 of light industrial uses. The Master

Plan zoning for the Project was approved by the County in August 2012. Vulcan Materials still mines on the property and the Company receives 100% of the royalty on all tons sold at the Brooksville location. In fiscal 2016, 404,000 tons were sold and estimated reserves were 5,698,000 as of September 30, 2016. During fiscal 2015, the Company agreed to extend the mining lease on this property for an additional four years, through the year 2022, in exchange for an immediate increase in the annual minimum royalty and a higher royalty rate on tons sold and mined from the property.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 1,923 acres of investment properties in Gulf Hammock (approximately 1,600 acres currently on the market for $4.5 million), Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

Asset Management Segment. As of September 30, 2016, the Asset Management Segment owned 42 warehouse/office buildings, totaling 3,880,365 square feet, all of which (with the exception of one building) are in the Mid-Atlantic region of the United States as follows:

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

5) Rossville Business Center in Baltimore County, Maryland consists of two warehouse/office buildings totaling 190,517 square feet.

6) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet (24% of the space is occupied by the Company for use as our Baltimore headquarters).

7) Oregon Business Center in Anne Arundel County, Maryland consists of two warehouse/office buildings totaling 195,615 square feet.

8) Arundel Business Center in Howard County, Maryland consists of two warehouse/office buildings totaling 162,796 square feet.

9) 100-200 Interchange Boulevard in New Castle County, Delaware consists of two warehouse/office buildings totaling 303,006 square feet.

10) Windlass Run Business Park in Baltimore County, Maryland consists of one warehouse/office building totaling 69,474 square feet.

11) 155 E. 21st Street in Duval County, Florida consists of one office building totaling 68,757 square feet.

12) Hollander 95 Business Park in Baltimore City, Maryland consists of two warehouse/office building totaling 162,350 square feet.

13) Patriot Business Park in Prince William County, Virginia consists of three warehouse/office buildings totaling 373,000 square feet.

14) Transit Business Park in Baltimore, Maryland consists of five buildings totaling 232,318 square feet.

15) Kelso Business Park in Baltimore County, Maryland, consists of two warehouse/office buildings totaling 69,680 square feet.

16) 1187 Azalea Garden Road in Norfolk, VA consists of one warehouse totaling 188,093 square feet.

17) 10820 Gilroy Road in Baltimore County, Maryland, consists of one warehouse/office building totaling 107,438 square feet.

18) 7700 Port Capital Drive in Howard County, Maryland consists of one warehouse/office building totaling 91,218 square feet.

Land Development and Construction Segment – Warehouse/Office Land.

At September 30, 2016 this segment owned the following future development parcels:

1)	20 acres of horizontally developed land available for future construction of an additional 286,500 square feet of warehouse/office product at Lakeside Business Park in Harford County, Maryland.

2)	17.5 acres of horizontally developed land available for future construction of 164,500 square feet of office buildings representing our 50% interest in a joint venture at Windlass Run Business Park in Baltimore County, Maryland.

3)	25 acres of horizontally developed land available for future construction of 202,653 square feet of warehouse/office product at Patriot Business Park in Prince William County, Virginia.

4)	33 acres of horizontally developed land available for future construction of 319,950 square feet of warehouse, office, hotel and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.

Land Development and Construction Segment – Land Held for Investment or Sale.

1)	The Windlass Run Residential (previously Bird River) Phase 2 property consists of 74 useable acres located in southeastern Baltimore County, Maryland, adjacent to our Windlass Run Business Park. The Company rezoned the property in September 2007 to allow for additional residential density. The Company executed two contracts on April 17, 2013 for the sale of phase 1 of the property in the quarter ending September 30, 2013 for $8.0 million and the balance for $11.0 million approximately 18 months later. The sale of phase 1 was completed in August of 2013 and resulted in a gain of $4,928,000. The sale of phase two was originally scheduled to close in March of 2015 but was extended by the Buyer on March 20, 2015 with payment of an $187,754 extension fee to allow closing on or before September 30, 2015. Closing occurred on October 30, 2015.

2)	The RiverFront on the Anacostia property is a 5.8 acre parcel of real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail uses and approximately 569,600 square feet of residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. (“MRP”) to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and ultimately sell a 305 unit residential apartment building (including approximately 18,000 square feet of retail) on approximately 2 acres of the site. The joint venture, RiverFront Investment Partners I, LLC (“RiverFront I”) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 76.91% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. The Joint Venture closed on $17,000,000 of EB5 secondary financing and a nonrecourse construction loan for $65,000,000 on August 8, 2014. Both of these financings are non-recourse to the Company. Construction commenced in October 2014 and occupancy started in August 2016. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

On August 24, 2015, in anticipation of commencing construction of the new Frederick Douglass bridge at a location immediately to the West of the existing bridge, the District of Columbia filed a Declaration of Taking for a total of 7,390 square feet of permanent easement and a 5,022 square foot temporary construction easement on land along the western boundary of the land that will ultimately hold Phase III and IV. Previously, the Company and the District had conceptually agreed to a land swap with no compensation that would have permitted the proposed new bridge, including construction easements, to be on property wholly owned by the District. As a result, the Planned Unit Development was designed and ultimately approved by the Zoning Commission as if the land swap would occur once the District was ready to move forward with the new bridge construction. In September 2016 the Company received $1,115,400 as settlement for the easement. The Company will continue to seek an agreement from the District that the existing bridge easement will terminate when the new bridge has been placed in service and the existing bridge has been removed. The Company’s position is that otherwise Phase IV will be adversely impacted and additional compensation or other relief will be due the Company.

3)	The Hampstead Trade Center property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to the State Route 30 bypass. The parcel was previously zoned for industrial use. In the fourth quarter of fiscal 2016, the Company received approval from the Town of Hampstead and has rezoned the property for residential use. Management believes this to be a higher and best use of the property.

4)	The Square 664E property is approximately 2 acres and sits on the Anacostia River at the base of South Capitol Street approximately 1 mile down river from our RiverFront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five (5) years. In the quarter ending December 31, 2014, the District of Columbia announced that it had selected an approximate 5 acre site adjacent to this property for the future construction of the new DC United major league soccer stadium. Construction is underway to completely rebuild the existing bulkhead in anticipation of future high rise development on this property.

Real Estate Summary Schedule at September 30, 2016 (dollars in thousands).

	Encumb-	Gross	Net	Date	Revenue
County	Rances	Book Cost	Book Value	Acquired	Fiscal 2016
Mining Royalty Lands
Alachua, FL		$1,442	$1,286	4/86	$985
Clayton, GA		369	364	4/86	92
Fayette, GA		884	817	4/86	666
Lake, FL		402	244	4/86	370
Lake, FL		1,083	108	4/86	290
Lake Louisa, FL		11,039	11,039	5/12	849
Lee, FL		4,702	4,696	4/86	355
Monroe, GA		792	504	4/86	782
Muscogee, GA		324	0	4/86	362
Prince William, VA		298	0	4/86	635
Putnam, FL		15,039	10,506	4/86	1,621
Putnam, FL		300	17	4/86	0
Spalding, GA		20	20	4/86	5
Marion, FL		1,184	585	4/86	146
Investment Property		1,528	837	4/86	26
Brooksville Joint Venture		7,496	7,496	4/86	349
	0	46,902	38,519		7,533
Asset Management Properties
Baltimore, MD	1,698	5,803	2,445	10/89	466
Baltimore, MD	3,288	8,672	3,825	12/91	1,371
Baltimore, MD	973	3,551	1,981	7/99	538
Baltimore, MD	0	5,664	4,551	12/02	567
Baltimore, MD	0	4,585	4,312	6/15	749
Baltimore, MD	0	8,933	8,879	7/16	239
Baltimore City, MD	4,712	10,594	9,486	12/10	607
Baltimore City, MD	0	9,311	8,241	6/13	1,280
Duval, FL	0	2,957	164	4/86	730
Harford, MD	486	3,861	1,680	8/95	788
Harford, MD	1,377	5,759	3,154	8/95	1,270
Harford, MD	2,646	7,176	3,499	8/95	1,403
Harford, MD	2,148	10,221	5,842	8/95	1,832
Harford, MD	1,506	12,782	8,381	8/95	1,301
Howard, MD	0	7,746	3,377	9/88	1,223
Howard, MD	879	3,519	2,039	3/00	483
Elkridge, MD	0	8,947	8,592	10/15	645
Anne Arundel, MD	8,179	10,109	4,216	9/88	1,241
Anne Arundel, MD	4,730	15,161	9,977	5/98	1,604
Anne Arundel, MD	0	12,325	8,588	8/04	1,911
Anne Arundel, MD	3,390	6,167	4,267	1/03	734
Anne Arundel, MD	0	11,308	8,476	7/07	1,392
Norfolk, VA	0	7,548	4,880	10/04	842
Prince William, VA	0	31,117	28,535	12/05	4,240
Newcastle Co., DE	0	14,518	9,782	4/04	1,283
	36,012	228,334	159,169		28,739
Land Development and Construction Properties
Baltimore, MD	0	5,097	5,097	12/02	0
Baltimore City, MD	0	4,814	4,708	12/10	46
Carroll, MD	0	7,060	7,060	3/08	0
Harford, MD	0	1,692	1,692	8/95	0
Prince William, VA	0	8,072	7,975	12/05	0
Washington D.C.	0	12,815	9,949	4/86	151
Washington D.C.	0	6,215	6,215	10/97	988
RiverFront joint venture	0	11,261	11,261	04/13	0
	0	57,026	53,957		1,185

Grand Totals	$36,012	$332,262	$251,645		$37,457
8

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2016	2015	2014	2013	2012
Summary of Operations:
Revenues	$37,457	34,646	30,978	27,654	24,038
Operating profit	$16,383	12,181	9,740	9,315	4,994
Interest expense	$1,561	2,014	1,366	2,501	2,611
Income from continuing operations	$12,024	6,093	5,184	8,614	2,173
Per Common Share:
Basic	$1.22	.62	.54	.90	.23
Diluted	$1.22	.62	.53	.90	.23
Discontinued
Operations, net	$—	2,179	4,835	6,771	5,635
Net income	$12,024	8,272	10,019	15,385	7,808
Per Common Share:
Basic	$1.22	.85	1.04	1.62	.83
Diluted	$1.22	.84	1.03	1.60	.82

Financial Summary:
Property and
equipment, net	$220,616	207,205	207,436	202,511	196,635
Total assets	$265,676	252,621	313,071	287,093	275,705
Long-term debt	$42,819	44,505	51,422	45,593	57,131
Shareholders' equity	$196,099	182,342	206,315	192,646	174,718
Net Book Value
Per common share	$19.87	18.62	21.26	20.14	18.51
Other Data:
Weighted average common
shares – basic	9,846	9,756	9,629	9,523	9,360
Weighted average common
shares – diluted	9,890	9,827	9,710	9,605	9,474
Number of employees	18	18	957	886	828
Shareholders of record	414	423	469	497	505

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	$8,823	8,302	9,615	8,948	9,243	8,497	9,776	8,899
Operating profit	$6,600	2,345	3,509	2,159	1,966	3,889	4,308	3,788
Income from continuing operations	$7,473	1,131	1,820	845	774	2,046	1,957	2,071
Discontinued operations, net	$—	1,663	—	516	—	—	—	—
Net income	$7,473	2,794	1,820	1,361	774	2,046	1,957	2,071

Earnings per common share (a):
Income from continuing operations-
Basic	$.76	.12	.18	.09	.08	.21	.20	.21
Diluted	$.76	.12	.18	.09	.08	.21	.20	.21
Discontinued operations-
Basic	$.00	.17	.00	.05	.00	.00	.00	.00
Diluted	$.00	.17	.00	.05	.00	.00	.00	.00
Net income-
Basic	$.76	.29	.18	.14	.08	.21	.20	.21
Diluted	$.76	.29	.18	.14	.08	.21	.20	.21

Market price per common share (b):
High	$35.25	42.36	36.00	36.40	38.11	37.39	36.79	33.62
Low	$29.00	33.75	28.65	29.39	29.95	29.42	30.92	28.51

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

Prior to the quarter ending December 31, 2015 certain corporate expenses (primarily stock compensation, corporate aircraft and one-time Spin-off related expenses) were reported as “unallocated” on the Company’s consolidated income statement and were not allocated to any business segment. Effective with fiscal 2016 all corporate expenses, other than those not allocated to discontinued operations, have been allocated. Reclassifications to the appropriate prior period line items and amounts have been made to be comparable to the current presentation. See Note 11 for a breakdown of corporate expenses showing the amounts allocated to the segments and the amounts unallocated to discontinued operations.

The Company’s operations are influenced by a number of external and internal factors. External factors include levels of economic and industrial activity in the United States and the Southeast, construction activity and costs, aggregates sales by lessees from the Company’s mining properties, interest rates, market conditions in the Baltimore/Northern Virginia/Washington DC area, and our ability to obtain zoning and entitlements necessary for property development. Internal factors include administrative costs and group health claims experience.

Highlights of Fiscal 2016.

  For fiscal 2016 in the Asset Management Segment, net operating income, management’s chosen metric for measuring shareholder value creation in that segment, grew 4.3% to $21,944,000.
  Revenues for the Mining Royalty Lands segment were up 23.6% as we saw several of our locations improve on volumes during fiscal 2016.
  Adjusted operating profit improved to $15,383,000, a 16% increase over fiscal 2015.

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

These assets create revenue and cash flows through tenant rental payments, lease management fees and reimbursements for building operating costs. The major cash outlays incurred in this segment are for operating expenses, real estate taxes, building repairs, lease commissions and other lease closing costs, construction of tenant improvements, capital to acquire existing operating buildings and closing costs related thereto and personnel costs of our property management team. Of the 42 buildings we own today, 27 were constructed by the Company through what is now known as our Land Development and Construction segment. Additionally, over the years, we have opportunistically acquired 15 existing operating buildings, typically in connection with a deferred like-kind (Section 1031) exchange opportunity.  Today, this segment consists of 3.9 million square feet.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2016:

		Total
Development	Location	Sq. feet	% Occupied

Hillside	Anne Arundel Co., MD	567,473	86.3%
Lakeside	Harford Co., MD	893,722	89.6%
Tudsbury	Baltimore Co., MD	86,100	100.0%
Dorsey Run	Howard Co., MD	85,100	100.0%
Rossville	Baltimore Co., MD	190,517	100.0%
Loveton	Baltimore Co., MD	33,708	81.4%
Oregon	Anne Arundel Co., MD	195,615	88.7%
Arundel	Howard Co., MD	162,796	89.6%
Interchange	New Castle Co., DE	303,006	82.0%
Azalea Garden	Norfolk, VA	188,093	100.0%
Windlass Run	Baltimore Co., MD	69,474	100.0%
21st Street	Duval Co., FL	68,757	100.0%
Hollander 95	Baltimore Co., MD	162,350	51.0%
Patriot Business Park	Prince William Co., VA	373,000	100.0%
Transit Business Park	Baltimore Co., MD	232,318	81.0%
Kelso Business Park	Baltimore Co., MD	69,680	100.0%
Port Capital Drive	Howard Co., MC	91,218	100.0%
Gilroy Road	Baltimore Co., MD	107,438	100.0%
		3,880,365	89.9%

Management focuses on several factors to measure our success on a comparative basis in this segment. The major factors we focus on are (1) revenue growth, (2) net operating income, (3) growth in occupied square feet, (4) actual occupancy rate, (5) average annual occupied square feet, (6) average annual occupancy rate (defined as the occupied sf at the end of each month during a fiscal year divided by the number of months to date in that fiscal year as a percentage of the average number of square feet in the portfolio over that same time period), (7) growth of our portfolio (in square feet), and (8) tenant retention success rate (as a percentage of total square feet to be renewed).

Asset Management segment – fiscal year ended	September 30, 2016	September 30, 2015
Revenues	$28,739,000	$27,570,000
Net Operating Income (Cash Basis)	$21,944,000	$21,043,000
Occupied square feet	3,486,681	3,262,965
Overall occupancy rate	89.9%	90.6%
Average annual occupied sf	3,378,300	3,261,879
Average annual occupancy rate	89.8%	90.8%
Portfolio square feet	3,880,365	3,602,159
Retention Success rate	65%	83%

Mining Royalty Lands Segment.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.  The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in these States as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the reserves on our property have been depleted but the tenant still has a need for the leased land, we collect a fixed annual rental amount. We believe strongly in the potential for future growth in construction in Florida, Georgia, and Virginia which would positively benefit our profitability in this segment.  Our mining properties had estimated remaining reserves of 415 million tons as of September 30, 2016 after a total of 6.9 million tons were consumed in fiscal 2016.

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

Additionally, these locations provide us with excellent opportunities for valuable “second lives” for these assets through proper land planning and entitlement.

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

The remaining pad sites in our inventory today are fully entitled, located in business parks in four different submarkets in the DC/Baltimore/Northern Virginia area, and can support an additional +/- 1 million sf. of warehouse/office buildings.

Summary of Our Remaining Lot Inventory:

Location	Acreage	SF +/-	Status
Lakeside, MD	20	286,500	Horizontal development completed. Ready for vertical permitting.
Windlass Run Business Park, MD	17.5 (50% Interest)	164,500 (50% Interest)	Company owns a 50% in a joint venture formed in April 2016 with St. John Properties. The joint venture owns the 35 acres and plans to develop the land into 12 office buildings for a total of 329,000 sq. ft.
Patriot Business Center, Manassas, VA	25	202,653	Horizontal development completed. Ready for vertical permitting.
Hollander 95 Business Park, MD	33	319,950	Horizontal development completed.
Total	95.5	973,603

We completed a third build-to-suit building for the same tenant at our Patriot Business Park and transferred that asset to the Asset Management segment on or about November 2014 when the building was approved for occupancy. Having sites ready for vertical construction has rewarded us in the past.  It is the main reason why we were able to convert 3 of our finished pads at Patriot Business Park into build-to-suit opportunities in 2012, 2013 and 2014.  We completed construction on a 79,550 square foot spec building at Hollander Business Park that was put into service in the third quarter of fiscal 2016. Also in the third quarter of fiscal 2016 we started construction on a 103,653 square foot building in Patriot Business

Center and pre-leased 51,727 square feet. In April, 2016 we entered into a joint venture agreement to develop 12 office buildings on our remaining lots at Windlass Run and on adjacent frontage property owned by St. John Properties. We will continue to actively monitor these submarkets where we have lots ready for construction and take advantage of the opportunities presented to us.

In addition to the inventory of finished building lots, we have several other properties that were either spun-off to us from Florida Rock Industries in 1986 or acquired by us from unrelated 3rd parties. These properties, as a result of our “highest and best use” studies, are being prepared for income generation through sale or joint venture with third parties, and in certain cases we are leasing these properties on an interim basis for an income stream while we wait for the development market to mature.

Our strategy when selling parcels outright is to attempt to convert the proceeds into income producing real estate for our Asset Management segment through a Section 1031 tax-deferred exchange. An example of this is the Windlass Run 179 acre tract purchased for $5.2 million in 2002. When purchased, the entire parcel was zoned for commercial/industrial uses. Today, some 70 acres of this original tract makes up our Windlass Run Business Park. We successfully rezoned the remaining acreage for medium density residential development and on April 17, 2013, we entered into a contract to sell the residential portion of the property for $19 million. The first phase of the Windlass Run residential land was sold for

$8 million and the proceeds were used in a Section 1031 exchange to acquire our Transit Business Park in 2013. Phase 2 was sold in November, 2015 for $11.1 million and we used $9.9 million of the proceeds to acquire the fully leased Port Capital Building.

An example of property in this segment being developed through joint venture is Phase I of our RiverFront on the Anacostia project which was contributed to a joint venture with MRP in 2014 and is now under construction as a 305 unit apartment building including 18,000 sf of ground floor retail.

Significant Investment Lands Inventory:

Location	Approx. Acreage	Status	NBV
RiverFront on the Anacostia Phase I	2.1	Phase I under construction	$11,261,000
RiverFront on the Anacostia Phases II-IV	3.7	Phase II design approval plans to be submitted to Zoning Commission prior to December, 2016.	$9,801,000
Hampstead Trade Center, MD	117	Residential studies ongoing	$7,061,000
Square 664E,on the Anacostia River in DC	2	Under lease to Vulcan Materials as a concrete batch plant through 2021 with one 5 year renewal option.	$6,215,000
Total	125		$34,338,000

RIVERFRONT ON THE ANACOSTIA:

This property consists of 5.8 acres on the Anacostia River and is immediately adjacent to the Washington National’s baseball park in the SE Central Business District of Washington, DC. Once zoned for industrial use and under a ground lease, this property is no longer under lease and has been rezoned for the construction of approximately 1.1M square feet of “mixed-use” development in four phases. In 2014, approximately 2.1 acres (Phase I) of the total 5.8 acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305 unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. Lease up commenced in May 2016 and is expected to continue into fiscal 2017. Pre-leasing activity for the 305 residential units commenced in late May of 2016 and as of September 30, 2016 the residential units were 36.8% leased and 22.0% occupied. Phases II, III and IV are slated for residential, office, and hotel/residential buildings, respectively, all with permitted first floor retail uses. The company and MRP Realty executed a letter of intent in May 2016 to develop Phase II. In accordance with our Master Planned Unit Development (PUD) approval, Phase II plans were submitted to the Zoning Commission for final design approval on June 27, 2016.

On August 24, 2015, in anticipation of commencing construction of the new Frederick Douglass bridge at a location immediately to the West of the existing bridge, the District of Columbia filed a Declaration of Taking for a total of 7,390 square feet of permanent easement and a 5,022 square foot temporary construction easement on land along the western boundary of the land that will ultimately hold Phase III and IV. Previously, the Company and the District had conceptually agreed to a land swap with no compensation that would have permitted the proposed new bridge, including construction easements, to be on property wholly owned by the District. As a result, the Planned Unit Development was designed and ultimately approved by the Zoning Commission as if the land swap would occur once the District was ready to move forward with the new bridge construction. In September 2016 the Company received $1,115,400 as settlement for the easement. The Company will continue to seek an agreement from the District that the existing bridge easement will terminate when the new bridge has been placed in service and the existing bridge has been removed. The Company’s position is that otherwise Phase IV will be adversely impacted and additional compensation or other relief will be due the Company.

HAMPSTEAD TRADE CENTER: We purchased this 117 acre tract in 2005 for $4.3 million in a Section 1031 exchange with plans of developing it as a commercial business park. The “great recession” caused us to reassess our plans for this property. As a result, Management has determined that the prudent course of action is to attempt to rezone the property for residential uses and sell the entire tract to another developer such that we can redeploy this capital into assets with more near-term income producing potential. In the fourth quarter of fiscal 2016, the Company received approval from the Town of Hampstead and has rezoned the property for residential use.

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

COMPARATIVE RESULTS OF OPERATIONS

Fiscal Year 2016 versus 2015

Consolidated Results

(dollars in thousands)	Years Ended September 30,
	2016	2015	Change	%
Revenues:
Rental Revenue	$24,457	$23,410	$1,047	4.5%
Mining Royalty and rents	7,443	5,999	1,444	24.1%
Revenue-Reimbursements	5,557	5,237	320	6.1%
Total Revenues	37,457	34,646	2,811	8.1%

Cost of operations:
Depreciation/Depletion/Amortization	8,051	7,378	673	9.1%
Operating Expenses	4,624	4,609	15	0.3%
Environmental remediation recovery	(1,000)	—	(1,000)	*
Property Taxes	4,475	4,443	32	0.7%
Mgmt Co Allocation-In	1,844	1,647	197	12.0%
Corporate Expense	3,080	3,307	(227)	-6.9%
Corp Mgmt fee not alloc. to discontinued operations	—	1,081	(1,081)	-100.0%
Total cost of operations	21,074	22,465	(1,391)	-6.2%

Total operating profit	16,383	12,181	4,202	34.5%

Interest Income and other	2	—	2	*
Interest Expense	(1,561)	(2,014)	453	-22.5%
Equity in loss of joint ventures	(978)	(145)	(833)	574.5%
Gain (loss) on investment land sold	6,029	(34)	6,063	17,832.4%

Income from continuing operations before income taxes	19,875	9,988	9,887	99.0%
Provision for income taxes	7,851	3,895	3,956	101.6%
Income from continuing operations	12,024	6,093	5,931	97.3%

Gain from discontinued transportation operations, net of taxes	—	2,179	(2,179)	-100.0%

Net income	$12,024	$8,272	$3,752	45.4%

Income from continuing operations for fiscal 2016 was $12,024,000 or $1.22 per share versus $6,093,000 or $.62 per share last year. Fiscal 2016 included $.43 per share from a gain on land sale of $6,029,000 and income of $1,000,000 from the $3 million environmental claim cash settlement received offset by a $2 million estimated liability for environmental remediation on Phase II. Post Spin-off we are reporting any net gain/(loss) from the transportation business as “discontinued operations” and we currently have no other discontinued operations being reported. For fiscal 2016 we received no benefit to after tax net income versus a $2,179,000 benefit last year. Additionally, GAAP accounting rules do not allow corporate overhead expense to be allocated to a discontinued operation of the Company which resulted in fiscal 2015 including $1,081,000 of corporate overhead expense to the Company that was associated with the discontinued transportation operations.

Total revenues were up $2,811,000, or 8.1%, versus the same period last year. Consolidated adjusted total operating profit in fiscal 2016 (excluding the positive impacts of the environmental settlement/expense (net) in this period and the negative impact of corporate expense not allocable to discontinued operations in the prior year) was up 16% over last year (see table “Non-GAAP Financial Measures).

Asset Management

Highlights of Fiscal 2016

  Revenue was up $1,169,000, or 4.2%, over the same period last year due to the addition of income producing square feet to our portfolio.

	Years Ended September 30
(dollars in thousands)	2016	%	2015	%	Change	%

Rental revenue	$23,795	82.8%	$22,946	83.2%	$849	3.7%
Revenue-reimbursements	4,944	17.2%	4,624	16.8%	320	6.9%

Total revenue	28,739	100.0%	27,570	100.0%	1,169	4.2%

Depreciation and amortization	7,689	26.8%	6,963	25.3%	726	10.4%
Operating expenses	4,145	14.4%	3,933	14.3%	212	5.4%
Property taxes	2,718	9.5%	2,651	9.6%	67	2.5%
Management company indirect	813	2.8%	735	2.7%	78	10.6%
Corporate expense	1,591	5.5%	1,248	4.4%	343	27.5%

Cost of operations	16,956	59.0%	15,530	56.3%	1,426	9.2%

Operating profit	$11,783	41.0%	$12,040	43.7%	$(257)	-2.1%

Total revenues in this segment were $28,739,000, up $1,169,000 or 4.2%, over last year. Net operating income in this segment for fiscal 2016 was $21,944,000, compared to $21,043,000 last year, an increase of 4.3%. The increase was due mainly to completion of the third build-to-suit in the middle of the 2nd quarter last year, the acquisition of the Port Capital building in October of 2015 and the acquisition of the Gilroy Road building in July of 2016.

Depreciation and amortization expense increased primarily due to the two building purchases in fiscal 2016, accelerated depreciation of $139,000 for tenant improvements removed for a new tenant, and the write-off of prepaid commissions related to the bankruptcy of one of our tenants, ITT Educational Services. Corporate expense increased due to the Reallocation and higher professional fees.

Mining Royalty Lands Segment Results

Highlights of Fiscal 2016

  Mining Royalty and rents revenue were up $1,444,000, or 24%, as tons sold continued to increase at several of our locations.
	Years Ended September 30
(dollars in thousands)	2016	%	2015	%

Mining Royalty and rents	$7,443	98.8%	5,999	98.4%
Revenue-reimbursements	90	1.2%	95	1.6%

Total revenue	7,533	100.0%	6,094	100.0%

Depreciation, depletion and amortization	104	1.4%	133	2.2%
Operating expenses	165	2.2%	251	4.1%
Property taxes	235	3.1%	232	3.8%
Corporate expense	231	3.1%	1,322	21.7%

Cost of operations	735	9.8%	1,938	31.8%

Operating profit	$6,798	90.2%	$4,156	68.2%

Total revenues in this segment were $7,533,000, an increase of 23.6%, versus $6,094,000 last year due to an increase in tons sold. Total operating profit in this segment was $6,798,000, an increase of $2,642,000 (inclusive of a $1,091,000 benefit from the Reallocation), versus $4,156,000 last year.

Land Development and Construction Segment Results

Highlights of Fiscal 2016

  The Company executed a letter of intent with MRP Realty in May 2016 to develop Phase II of the Riverfront on the Anacostia project and recorded an estimated environmental remediation expense of $2.0 million for the Company’s estimated liability under the proposed agreement.
17

	Twelve months ended September 30
(dollars in thousands)	2016	2015	Change

Rental revenue	$662	464	198
Revenue-reimbursements	523	518	5

Total revenue	1,185	982	203

Depreciation, depletion and amortization	258	282	(24)
Operating expenses	314	425	(111)
Environmental remediation recovery	(1,000)	—	(1,000)
Property taxes	1,522	1,560	(38)
Management company indirect	1,031	912	119
Corporate expense	1,258	737	521

Cost of operations	3,383	3,916	(533)

Operating loss	$(2,198)	(2,934)	736

Beyond the aforementioned rezoning of Hampstead and settling the easement at Anacostia, during fiscal 2016 this segment successfully closed on the sale of Phase II of the Windlass Run residential land (a non-income producing property) for $11,288,000. Using $9,900,000 of the proceeds from that sale in a Section 1031 exchange, the Asset Management segment acquired the Port Capital building, a 91,218 square foot, 100% occupied warehouse with first full year projected rental revenue of $594,000. Management successfully completed negotiations and entered into a $3,000,000 settlement of environmental claims against our former tenant at the Riverfront on the Anacostia property and continues to pursue settlement negotiations with other potentially responsible parties. The Company executed a letter of intent with MRP Realty in May 2016 to develop Phase II of the Riverfront on the Anacostia project and recorded an estimated environmental remediation expense of $2.0 million for the Company’s estimated liability under the proposed agreement. Construction of the 79,550 square foot spec warehouse at Hollander Business Park was completed during the third quarter of this fiscal year and transferred to the Asset Management segment for lease-up. Also in the third quarter of fiscal 2016 we started construction on a 103,653 square foot building in Patriot Business Center and pre-leased 51,727 square feet.

Fiscal Year 2015 versus 2014

Consolidated Results

(dollars in thousands)	Years Ended September 30,
	2015	2014	Change	%
Revenues:
Rental Revenue	$23,410	$21,327	$2,083	9.8%
Mining Royalty and rents	5,999	5,256	743	14.1%
Revenue-Reimbursements	5,237	4,395	842	19.2%
Total Revenues	34,646	30,978	3,668	11.8%

Cost of operations:
Depreciation/Depletion/Amortization	7,378	6,705	673	10.0%
Operating Expenses	4,609	4,391	218	5.0%
Property Taxes	4,443	3,494	949	27.2%
Mgmt Co Allocation-In	1,647	1,424	223	15.7%
Corporate Expense	3,307	2,539	768	30.2%
Corp Mgmt fee not alloc. to discontinued operations	1,081	2,685	(1,604)	-59.7%
Total cost of operations	22,465	21,238	1,227	5.8%

Total operating profit	12,181	9,740	2,441	25.1%

Interest Income and other	—	23	(23)	*
Interest Expense	(2,014)	(1,366)	(648)	47.4%
Equity in loss of joint ventures	(145)	(128)	(17)	13.3%
Gain (loss) on investment land sold	(34)	476	(510)	-107.1%

Income from continuing operations before income taxes	9,988	8,745	1,243	14.2%
Provision for income taxes	3,895	3,561	334	9.4%
Income from continuing operations	6,093	5,184	909	17.5%
18

Gain from discontinued transportation operations, net of taxes	2,179	4,835	(2,656)	-54.9%

Net income	$8,272	$10,019	$(1,747)	-17.4%

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

Asset Management

	Years Ended September 30
(dollars in thousands)	2015	%	2014	%	Change	%

Rental revenue	$22,946	83.2%	$20,837	83.9%	$2,109	10.1%
Revenue-reimbursements	4,624	16.8%	3,988	16.1%	636	15.9%

Total revenue	27,570	100.0%	24,825	100.0%	2,745	11.1%

Depreciation, depletion and amortization	6,963	25.3%	6,384	25.7%	579	9.1%
Operating expenses	3,933	14.3%	3,896	15.7%	37	1.0%
Property taxes	2,651	9.6%	2,174	8.8%	477	21.9%
Management company indirect	735	2.7%	668	2.7%	67	10.0%
Corporate expense	1,248	4.4%	958	3.8%	290	30.3%

Cost of operations	15,530	56.3%	14,080	56.7%	1,450	10.3%

Operating profit	$12,040	43.7%	$10,745	43.3%	$1,295	12.1%

We continue to add square feet to this segment’s portfolio (129,850 in fiscal 2015) through construction and acquisition as we convert our non-income producing properties into income production. For fiscal 2015, net operating income, management’s chosen metric for measuring shareholder value creation in this segment, grew 12.4% to $21,043,000. Rental revenues in this segment were $22,946,000 in 2015, up $2,109,000 or 10.1% over fiscal 2014, due to increases in rental rates, occupancy and total occupied square feet as we have continued to add new buildings to the portfolio over the previous four fiscal years. Cost of operations increased $1,450,000 in 2015 due mainly to higher depreciation and higher property taxes as a result of the addition of new assets to the portfolio and higher corporate expenses. Operating profit in 2015 was $12,040,000, up $1,295,000 or 12.1%. Average annual occupancy was 90.8% during fiscal 2015 versus 89.8% during fiscal 2014. Rent growth for leases renewed during fiscal 2015 showed a 6.95% increase over the prior lease term. Over half of those renewals were from leases that had terms beginning in late 2009 and early 2010 when rental rates were far more in favor of the tenant.

Mining Royalty Lands

	Years Ended September 30
(dollars in thousands)	2015	%	2014	%

Mining Royalty and rents	$5,999	98.4%	5,256	98.3%
Revenue-reimbursements	95	1.6%	93	1.7%

Total revenue	6,094	100.0%	5,349	100.0%

Depreciation, depletion and amortization	133	2.2%	124	2.3%
Operating expenses	251	4.1%	251	4.7%
Property taxes	232	3.8%	239	4.5%
Corporate expense	1,322	21.7%	1,016	19.0%

Cost of operations	1,938	31.8%	1,630	30.5%

Operating profit	$4,156	68.2%	$3,719	69.5%

Mining sales volumes at several of our locations increased in fiscal 2015 resulting in an overall increase of 1,161,652 tons sold, up 23.4% over fiscal 2014. As a result, royalty revenues were $5,999,000, up $743,000 or 14.1% in fiscal 2015. Our operating profit in 2015 was $4,156,000, up $437,000 or 11.8% versus fiscal 2014. We believe that volumes will continue to increase at our locations as construction activity in Florida and Georgia improves, and Vulcan (i) continues the recent commencement of mining on our property at Astatula, (ii) shifts most of their production to our property at Manassas for the foreseeable future and (iii) is successful at obtaining final permit approval for our Ft. Myers location.

Land Development and Construction

	Years Ended September 30
(dollars in thousands)	2015	2014	Change

Rental revenue	$464	$490	$(26)
Revenue-reimbursements	518	314	204

Total revenue	982	804	178

Depreciation, depletion and amortization	282	197	85
Operating expenses	425	244	181
Property taxes	1,560	1,081	479
Management company indirect	912	756	156
Corporate expense	737	565	172

Cost of operations	3,916	2,843	1,073

Operating loss	$(2,934)	$(2,039)	$(895)

The Land Development and Construction segment is responsible for seeking opportunities to acquire existing income producing properties and managing and developing our non-income producing properties into income production; thus, this segment receives minimal revenues but incurs significant costs to accomplish this objective. During fiscal 2015, Management primarily focused its time in this segment on (i) working with our joint venture partner on the management of the on-going construction of Phase I at Riverfront on the Anacostia (n/k/a “Dock 79”), (ii) completion of the third build to suit at Patriot Business Park (iii) commencement of construction of a new 80,000 square foot spec warehouse/office building at our Hollander Business Park (iv) the sale of Windlass Run Residential Phase 2 and the evaluation of suitable Section 1031 replacement properties and (v) the evaluation of a proposed joint venture for the development and construction of a single story office park on the remainder of our undeveloped lands in the Windlass Run Business Park. In fiscal 2015, we invested over $4,085,000 with respect to the capital projects reported in this segment. Revenues were

$982,000, up $178,000, over last year due mainly to higher real estate tax reimbursement from the ground lease at our Square 664E property in D.C. Costs of operating this segment were $3,916,000 in fiscal 2015 which was an increase of $1,073,000 driven primarily by higher property taxes ($479,000) due to the increase in assessed values of our 664E property and our Phases II-IV land at our Anacostia property and higher operating expenses ($181,000) as we undertook work to begin the reconstruction of the bulkhead at our Square 664E property in anticipation of future high rise development.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company’s businesses requires significant cash needs to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of September 30, 2016, we had $5,765,000 borrowed under our $20 million Wells Fargo revolver, $2,442,000 outstanding under letters of credit and $11,793,000 available to borrow under the revolver. The Company closed on a $20 million secured revolver with First Tennessee Bank on July 24, 2015 and as of September 30, 2016, we had $1,042,000 borrowed and $18,958,000 available to borrow under the revolver. First Tennessee has also committed to provide an additional $20 million of secured financing to the Company on a ten year term loan amortizing on a twenty five (25) year basis. We expect to close on this second loan with First Tennessee during fiscal 2017.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2016	2015	2014
Total cash provided by (used for):
Operating activities	$19,490	$17,226	$23,354
Investing activities	(15,039)	(9,708)	(39,371)
Financing activities	(4,870)	(8,112)	16,528
(Decrease) increase in cash and cash equivalents	$(419)	$(594)	$511

Outstanding debt at the beginning of the period	$48,685	55,956	—
Outstanding debt at the end of the period	$42,819	48,685	55,956

Operating Activities - Net cash provided by operating activities increased $2,264,000 to $19,490,000 for the year ended September 30, 2016. The total of net income plus depreciation, depletion and amortization less gains on sales of property and equipment decreased $1,678,000 versus the same period last year. These changes are described above under “Comparative Results of Operations”. The current period includes $5,261,000 less cash used to reduce accounts payable and accrued liabilities. The current period includes $1,694,000 larger increases to deferred and current income tax payables due to a 1031 exchange and other timing differences. Income and net cash from discontinued operations provided $4,984,000 benefit to the same period last year. The same period last year included offsetting increases to deferred income taxes and prepayment of current year income taxes.

In 2015, net cash provided by operating activities was $17,226,000 compared to $23,354,000 in 2014 due to the completion of build-to-suit’s and a $1,720,000 reduction in environmental remediation liability in 2015.

Investing Activities - For the year ended September 30, 2016, cash required by investing activities increased $5,331,000 to $15,039,000. The prior period discontinued operations cash required was $2,694,000 higher. Cash required by investing activities for continuing operations increased $8,025,000 due to buildings acquired during 2016. Proceeds from the sale of the Windlass Run Residential Phase 2 property of $11,288,000 was used in a tax deferred reverse Section 1031 exchange to acquire the Port Capital property for a total purchase price of $9,900,000. In July, 2016 the Gilroy Road building was purchased for $8,300,000.

In 2015, cash required by investing activities was $9,708,000 compared to $39,371,000 in 2014 due to increased construction activity in 2014.

Financing Activities – For the year ended September 30, 2016, cash required by financing activities was $4,870,000 versus $8,112,000 in 2015. The prior period discontinued operations cash used was $1,631,000 higher due to debt repayment in the same period last year. Cash required by financing activities for continuing operations was $1,611,000 lower in the current period primarily due debt prepayment in the same period last year.

In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

In 2015, cash required by financing activities was $8,112,000 compared to cash provided by financing activities of $16,528,000 in 2014 due to debt prepayments and payments on the revolver.

Credit Facilities - On January 30, 2015, in connection with the Spin-off, the Company terminated its $55 million credit facility entered with Wells Fargo Bank, N.A. in 2012 and simultaneously entered into a new five year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. At the time of the Spin-off, the Company refinanced $10,483,000 of borrowings then outstanding on the terminated revolver. As of September 30, 2016, there was $5,765,000 outstanding on the revolver and $2,442,000 outstanding under letters of credit and $11,793,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of September 30, 2016, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $73 million combined. The Company was in compliance with all covenants as of September 30, 2016.

During the first quarter of fiscal 2015, the Company announced the execution of a commitment from First Tennessee Bank to provide up to $40 million dollars of mortgage backed financing in two separate facilities. On July 24, 2015 the Company closed on a five year, $20 million secured revolver with a twenty-four month window to convert up to the full amount of the facility into a ten year term loan. Interest accrues at 1.90% over one month LIBOR plus an annual commitment fee of 0.10%. As of September 30, 2016, there was $1,042,000 outstanding on the revolver and $18,958,000 available for borrowing. The second facility is a $20 million ten year term loan secured by to-be-determined collateral from our current pool of unencumbered warehouse/office properties. The purpose of these loans is to facilitate growth through new construction in the Land Development and Construction segment and/or acquisition of existing, operating buildings to be added to the Asset Management segment.

Cash Requirements – The Board of Directors has authorized Management to repurchase shares of the Company’s common stock from time to time as opportunities arise. During fiscal 2016 the Company repurchased 1,421 shares of stock. As of September 30, 2016, $4,957,000 was authorized for future repurchases of common stock. The Company does not currently pay any cash dividends on common stock.

The Company expended capital of $27,554,000 during fiscal 2016 primarily on the purchase of two warehouse/office buildings at Port Capital and Gilroy Road. These capital expenditures were funded mostly out of cash generation from operations and property sales or partly from borrowings under our credit facilities.

Non-GAAP Financial Measures.

To supplement the financial results presented in accordance with GAAP, FRP presents certain non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The non-GAAP financial measures included in this Annual Report on Form 10-K are adjusted income from continuing operations, adjusted operating profit, and net operating income (NOI). FRP uses these non-GAAP financial measures to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. These measures are not, and should not be viewed as, a substitute for GAAP financial measures.

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

Adjusted income from continuing operations

Adjusted income from continuing operations excludes the impact of the corporate expense not allocated to discontinued operations. Adjusted net income is presented to provide additional perspective on underlying trends in FRP’s core operating results. A reconciliation between income from continuing operations and adjusted income from continuing operations is as follows:

	For years ended September 30,
	2016	2015	2014
Income from continuing operations	$12,024	6,093	5,184
Adjustments:
Corporate costs not allocated to discontinued operations	—	1,081	2,685
Income tax allocation	—	(422)	(1,047)
Adjusted income from continuing operations	$12,024	6,752	6,822

Adjusted operating profit

Adjusted operating profit excludes the impact of the environmental remediation recovery and corporate expense not allocated to discontinued operations. Adjusted operating profit is presented to provide additional perspective on underlying trends in FRP’s core operating results. A reconciliation between operating profit and adjusted operating profit is as follows:

	For years ended September 30,
	2016	2015	2014
Operating profit	$16,383	12,181	9,740
Adjustments:
Environmental remediation recovery	(1,000)	—	—
Corporate costs not allocated to discontinued operations	—	1,081	2,685
Adjusted Operating profit	$15,383	13,262	12,425

Net Operating Income Reconciliation
Year ended 9/30/16 (in thousands)

	Asset	Land	Mining	Unallocated	FRP
	Management	Development	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Expenses	Totals

Income from continuing operations	6,188	1,738	4,098	—	12,024
Income Tax Allocation	4,041	1,134	2,676	—	7,851
Inc. from continuing operations before income taxes	10,229	2,872	6,774	—	19,875

Less:
Gains on investment land sold	8	6,006
Lease intangible rents	27	—
Other income	—	2
Plus:
Unrealized rents	95	—
Equity in loss of Joint Venture	—	938
Interest Expense	1,562	—
Depreciation/Amortization	7,689	258
Management Co. Indirect	813	1,031
Allocated Corporate Expenses	1,591	1,257

Net Operating Income	21,944	348
23

Net Operating Income Reconciliation
Year ended 9/30/15 (in thousands)

	Asset	Land	Mining	Unallocated	FRP
	Management	Development	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Expenses	Totals

Income from continuing operations	6,146	(1,874)	2,480	(659)	6,093
Income Tax Allocation	3,930	(1,199)	1,586	(422)	3,895
Inc. from continuing operations before income taxes	10,076	(3,073)	4,066	(1,081)	9,988

Less:
Lease intangible rents	53	—
Plus: Loss on investment land sold	—	34
Unrealized rents	110	—
Equity in loss of Joint Venture	—	105
Interest Expense	1,964	—
Depreciation/Amortization	6,963	282
Management Co. Indirect	735	912
Allocated Corporate Expenses	1,248	737

Net Operating Income (loss)	21,043	(1,003)

Net Operating Income Reconciliation
Year ended 9/30/14 (in thousands)

	Asset	Land	Mining	Unallocated	FRP
	Management	Development	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Expenses	Totals

Income from continuing operations	5,599	(979)	2,156	(1,592)	5,184
Income Tax Allocation	3,846	(673)	1,481	(1,093)	3,561
Inc. from continuing operations before income taxes	9,445	(1,652)	3,637	(2,685)	8,745

Less:
Gains on investment land sold	—	476
Other income	23	—
Lease intangible rents	81	—
Plus:
Unrealized rents	40	—
Equity in loss of Joint Venture	—	89
Interest Expense	1,323	—
Depreciation/Amortization	6,384	197
Management Co. Indirect	668	756
Allocated Corporate Expenses	958	565

Net Operating Income (loss)	18,714	(521)

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2016, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2016:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Mortgages Including Interest	$67,779	7,409	13,763	11,644	34,963
Revolving debt	6,807	-	-	6,807	-
Purchase Commitments	7,055	7,055	-	-	-

Total Obligations	$81,641	14,464	13,763	18,451	34,963

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

CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30

(in thousands, except per share amounts)

	2016	2015	2014
Revenues:
Rental revenue	$24,457	23,410	21,327
Mining Royalty and rents	7,443	5,999	5,256
Revenue – reimbursements	5,557	5,237	4,395
Total Revenues	37,457	34,646	30,978

Cost of operations:
Depreciation, depletion and amortization	8,051	7,378	6,705
Operating expenses	4,624	4,609	4,391
Environmental remediation expense (recovery)	(1,000)	—	—
Property taxes	4,475	4,443	3,494
Management company indirect	1,844	1,647	1,424
Corporate expenses (Note 4 Related Party)	3,080	4,388	5,224
Total cost of operations	21,074	22,465	21,238

Total operating profit	16,383	12,181	9,740

Interest income	2	—	23
Interest expense	(1,561))	(2,014)	(1,366)
Equity in loss of joint ventures	(978))	(145)	(128)
Gain (Loss) on investment land sold	6,029	(34)	476

Income from continuing operations before income taxes	19,875	9,988	8,745
Provision for income taxes	7,851	3,895	3,561
Income from continuing operations	12,024	6,093	5,184

Gain from discontinued transportation operations, net of taxes	—	2,179	4,835

Net income	$12,024	8,272	10,019

Earnings per common share:
Income from continuing operations-
Basic	1.22	0.62	0.54
Diluted	1.22	0.62	0.53
Discontinued operations-
Basic	0.00	0.23	0.50
Diluted	0.00	0.22	0.50
Net Income-
Basic	1.22	0.85	1.04
Diluted	1.22	0.84	1.03

Number of shares (in thousands) used in computing:
-basic earnings per common share	9,846	9,756	9,629
-diluted earnings per common share	9,890	9,827	9,710

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30

(In thousands)

	2016	2015	2014
Net income	$12,024	8,272	10,019
Other comp. income (loss) net of tax:
Spin-off adjustment	—	(53)	—
Actuarial loss retiree health	—	—	(2)
Minimum pension liability	26	7	4
Comprehensive income	$12,050	8,226	10,021

See accompanying notes.

CONSOLIDATED BALANCE SHEETS - As of September 30

(In thousands, except share data)

Assets:	2016	2015
Real estate investments at cost:
Land	$99,357	102,347
Buildings and improvements	193,283	174,820
Projects under construction	8,592	4,129
Total investments in properties	301,232	281,296
Less accumulated depreciation and depletion	80,616	74,091
Net investments in properties	220,616	207,205

Real estate held for investment, at cost	7,176	7,306
Real estate held for sale, at cost	—	4,826
Investment in joint ventures	23,854	19,010
Net real estate investments	251,646	238,347

Cash and cash equivalents	—	419
Accounts receivable	987	778
Federal and state income taxes receivable	—	393
Unrealized rents	4,657	4,817
Deferred costs	8,208	7,449
Other assets	178	275
Total assets	$265,676	252,478

Liabilities:
Line of credit payable	$6,807	8,494
Secured notes payable, current portion	4,455	4,180
Secured notes payable, less current portion	31,557	36,011
Accounts payable and accrued liabilities	4,344	3,456
Environmental remediation liability	2,037	51
Bank overdraft	6	—
Federal and state income taxes payable	13	—
Deferred revenue	1,423	1,060
Deferred income taxes	16,436	14,541
Deferred compensation	1,453	1,400
Deferred lease intangible, net	14	45
Tenant security deposits	1,032	898
Total liabilities	69,577	70,136

Commitments and contingencies (Note 13 & 14)

Equity:
Common stock, $.10 par value 25,000,000 shares authorized, 9,867,279 and 9,791,770 shares issued and outstanding, respectively	987	979
Capital in excess of par value	51,606	49,872
Retained earnings	143,486	131,497
Accumulated other comprehensive income ( loss), net	20	(6)
Total shareholders’ equity	196,099	182,342
Total liabilities and shareholders’ equity	$265,676	252,478

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2016	2015	2014
Cash flows from operating activities:
Net income	$12,024	8,272	10,019
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Income from discontinued operations, net	-	(2,179)	(4,835)
Depreciation, depletion and amortization	8,288	7,533	6,845
Deferred income taxes	1,895	1,572	(340)
Equity in loss of joint ventures	978	145	128
(Gain) loss on sale of equipment and property	(6,047)	138	(485)
Stock-based compensation	578	803	1,139
Net changes in operating assets and liabilities:
Accounts receivable	(209)	349	1,272
Deferred costs and other assets	(1,816)	(1,489)	(2,040)
Accounts payable and accrued liabilities	3,237	(2,024)	(718)
Income taxes payable and receivable	406	(965)	270
Other long-term liabilities	156	87	209
Net cash provided by operating activities of continuing operations	19,490	12,242	11,464
Net cash provided by operating activities of discontinued operations	-	4,984	11,890
Net cash provided by operating activities	19,490	17,226	23,354

Cash flows from investing activities:
Investments in properties	(27,554)	(6,493)	(19,283)
Investments in joint ventures	(929)	(625)	(5,266)
Cash held in escrow	-	61	1,508
Proceeds from sale of real estate held for investment and properties	13,444	43	1,888
Net cash used in investment activities of continuing operations	(15,039)	(7,014)	(21,153)
Net cash used in investing activities of discontinued operations	-	(2,694)	(18,218)
Net cash used in investing activities	(15,039)	(9,708)	(39,371)

Cash flows from financing activities:
Increase in bank overdrafts	6	-	-
Repayment of long-term debt	(4,179)	(5,402)	(4,311)
Proceeds from borrowing on revolving credit facility	29,583	19,400	31,298
Payment on revolving credit facility	(31,270)	(21,269)	(20,935)
Debt issue costs	(139)	(397)	-
Repurchase of company stock	(43)	-	-
Excess tax benefits from exercises of stock options	-	175	1,047
Exercise of employee stock options	1,172	1,012	1,462
Net cash (used in) provided by financing activities of continuing operations	(4,870)	(6,481)	8,561
Net cash (used in) provided by financing activities of discontinued operations	-	(1,631)	7,967
Net cash (used in) provided by financing activities	(4,870)	(8,112)	16,528

Net (decrease) increase in cash and cash equivalents	(419)	(594)	511
Cash and cash equivalents at beginning of year	419	1,013	502
Cash and cash equivalents at end of the year	$-	419	1,013

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$1,538	2,335	1,475
Income taxes	$5,565	3,923	6,180

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - Years ended September 30

(In thousands, except share amounts)

					Accumu-
					lated
					Other
					Compre-	Total
			Capital in		hensive	Share
	Common Stock		Excess of	Retained	Income, net	Holders’
	Shares	Amount	Par Value	Earnings	of tax	Equity
Balance at October 1, 2013	9,564,220	$956	$44,258	$147,394	$38	$192,646

Exercise of stock options	119,550	12	1,450			1,462
Excess tax benefits from
exercises of stock options
and vesting of restricted stock			1,047			1,047
Stock option compensation			441			441
Shares granted to Directors	19,500	2	696			698
Net income				10,019		10,019
Minimum pension liability, net					4	4
Net actuarial loss retiree health, net					(2)	(2)

Balance at September 30, 2014	9,703,270	$970	$47,892	$157,413	$40	$206,315

Exercise of stock options	72,300	7	1,005			1,012
Excess tax benefits from
exercises of stock options			174			174
Stock option compensation			267			267
Shares granted to Directors	16,200	2	534			536
Spin-off adjustment				(34,188)	(53)	(34,241)
Net income				8,272		8,272
Minimum pension liability, net					7	7

Balance at September 30, 2015	9,791,770	$979	$49,872	$131,497	$(6)	$182,342

Exercise of stock options	63,730	7	1,165			1,172
Stock option compensation			166			166
Shares granted to Directors	13,200	1	411			412
Shares purchased and cancelled	(1,421)		(8)	(35)		(43)
Net income				12,024		12,024
Minimum pension liability, net					26	26

Balance at September 30, 2016	9,867,279	$987	$51,606	$143,486	$20	$196,099

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in the Brooksville joint venture, BC FRP Realty joint venture and Riverfront Investment Partners I, LLC are accounted for under the equity method of accounting (See Note 2). All significant intercompany transactions have been eliminated in consolidation.

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

The Company recorded depreciation and depletion expenses for 2016, 2015 and 2014 of $6,809,000, $6,195,000, and $5,528,000, respectively.

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

INVESTMENTS - The Company uses the equity method to account for its investment in Brooksville, in which it has a voting interest of 50% and has significant influence but does not have control. The Company uses the equity method to account for its investment in BC FRP Realty, in which it has a voting interest of 50%. The Company uses the equity method to account for its investment in RiverFront Investment Partners I, LLC, in which the equity interest will be determined based on leverage of the entity, additional cash contributions by the Company, and negotiations with potential third partners. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company’s share of net earnings or losses of the investee, limited to the extent of the Company’s investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee’s revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

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

RECENTLY ISSUED ACCOUNTING STANDARDS – In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The guidance becomes effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Company adopted this guidance retrospectively as of October 1, 2015 and reclassified $143,000 from deferred costs to long-term deferred tax liability.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. Lessees are permitted to make an accounting policy election to not recognize an asset and liability for leases with a term of twelve months or less. Additional qualitative and quantitative disclosures, including significant judgments made by management, will be required. Lessors will account for leases using an approach that is substantially equivalent to existing accounting standards. The new standard will become effective for the Company beginning with the first quarter 2020 and requires a modified retrospective transition approach and includes a number of practical expedients. Early adoption of the standard is permitted. As the Company is primarily a lessor the adoption of this guidance is not expected to have a material impact on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. Excess tax benefits for share-based payments will be recorded as a reduction of income taxes and reflected in operating cash flows upon the adoption of this ASU. Excess tax benefits are currently recorded in equity and as financing activity under the current rules. In addition, the guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. This guidance is effective for annual and interim reporting periods of public entities beginning after December 15, 2016 with early adoption permitted. The Company may early adopt this accounting guidance in fiscal 2017 or as required in fiscal 2018.

2.	Investments in Joint Ventures.

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

Other income for fiscal 2016 includes a loss of $938,000 representing the Company’s portion of the loss of this joint venture due primarily to expenses incurred in the joint venture with respect to real estate taxes, advertising expense, depreciation on the bulkhead, and audit fees.

Brooksville. In 2006, the Company entered into a Joint Venture Agreement with Florida Rock Industries, Inc. (now owned by Vulcan Materials Company) to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2022 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP, and they each have a mandatory obligation to fund additional capital contributions of up to $2,430,000. Capital contributions of $2,397,000 have been made by each party as of September 30, 2016. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for fiscal 2016 includes a loss of $40,000 representing the Company’s portion of the loss of this joint venture. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained from Hernando County in August 2012. We will continue to monitor the residential market in Hernando County and pursue opportunities to partner with a master community developer or major homebuilder to commence construction when the market dictates.

BC FRP Realty (Windlass Run). During the 2nd quarter, we entered into an agreement with a substantial Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially calls for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May, 2016. Thereafter, the venture will jointly develop the combined properties into a multi-building business park to consist of approximately 329,000 square feet of single story office space.

Investments in Joint Ventures (in thousands):

					The
					Company's
			Total Assets	Net Loss	Share of Net
		Total	of the	of the	Loss of the
	Ownership	Investment	Partnership	Partnership	Partnership

As of September 30, 2016
RiverFront Holdings I, LLC	77.14%	$ 11,261	$ 85,106	$ (1,193)	$ (938)
Brooksville Quarry, LLC	50.00%	7,496	14,350	(80)	(40)
BC FRP Realty, LLC	50.00%	5,097	10,573	—	—
Total		$ 23,854	$ 110,029	$ (1,273)	$ (978)

As of September 30, 2015
RiverFront Holdings I, LLC	76.91%	$ 11,517	$ 40,970	$ (108)	$ (105)
Brooksville Quarry, LLC	50.00%	7,493	14,336	(80)	(40)
Total		$ 19,010	$ 55,306	$ (188)	$ (145)

Summarized Financial Information for the Investments in Joint Ventures (in thousands):

	As of September 30, 2016
	Riverfront	Brooksville	BCF FRP
	Holdings I, LLC	Quarry, LLC	Realty, LLC	Total

Cash	$297	$35	$20	$352
Cash held in escrow	13	—	—	13
Amortizable Debt Costs	1,179	—	—	1,179
Investments in real estate, net	83,617	14,315	10,553	108,485
Total Assets	$85,106	$14,350	$10,573	$110,029

Other Liabilities	$5,140	$65	$17	$5,222
Long-term Debt	63,495	—	—	63,495
Capital - FRP	11,261	7,496	5,097	23,854
Capital - Third Parties	5,210	6,789	5,459	17,458
Total Liabilities and Capital	$85,106	$14,350	$10,573	$110,029

	As of September 30, 2015
	Riverfront	Brooksville
	Holdings I, LLC	Quarry, LLC	Total

Cash	$47	$14	$61
Cash held in escrow	3,420	—	3,420
Amortizable Debt Costs	1,593	—	1,593
Investments in real estate, net	35,910	14,322	50,232
Total Assets	$40,970	$14,336	$55,306

Other Liabilities	$6,905	$64	$6,969
Long-term Debt	17,000	—	17,000
Capital - FRP	11,517	7,493	19,010
Capital - Third Parties	5,548	6,779	12,327
Total Liabilities and Capital	$40,970	$14,336	$55,306

Income statements for the RiverFront Holdings I, LLC (in thousands):

	Years Ended September 30,
	2016	2015	2014
Revenue	$127	—	—
Cost of operations	1,040	108	89
Operating profit	(913)	(108)	(89)
Interest expense	(280)	—	—
Net loss of the Partnership	$(1,193)	(108)	(89)

The amount of consolidated retained earnings for these joint ventures was $(990,000) and $(389,000) as of September 30, 2016 and 2015 respectively.

3.	Spin-off.

On January 30, 2015, FRP Holdings, Inc. (Nasdaq GM: FRPH) (the “Company” or “FRP”) completed the spin-off of its transportation business into a new, separately traded public company - Patriot Transportation Holding, Inc. (Nasdaq GM: PATI) (“Patriot”) - resulting in FRP becoming a pure real estate company. As a result, the former transportation segment is reported as a discontinued operation without any corporate overhead allocation. Hence, all corporate overhead attributable to the transportation group through the date of the spin-off is included in “corporate expense” on the Company’s historical consolidated income statements.

The results of operations associated with discontinued operations were as follows (in thousands):

	Years Ended September 30,
	2016	2015	2014
Revenue	$—	41,800	129,162

Cost of operations	—	38,195	121,134
Operating profit	—	3,605	8,028
Interest expense	—	(33)	(102)
Income before income taxes	—	3,572	7,926
Provision for income taxes	—	1,393	3,091
Income from discontinued operations	$—	2,179	4,835
37

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

In order to effect the Spin-off and govern our relationship with Patriot Transportation Holding, Inc. after the Spin-off, we entered into an Employee Matters Agreement and a Transition Services Agreement. The Employee Matters Agreement generally allocates responsibilities to each company for liabilities relating to each Company’s current and former employees and allocated responsibilities under employee benefit plans. The Transition Services Agreement sets forth the terms on which Patriot will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers, for a period of 12 or more months after the Spin-off. The boards of the respective companies have since extended these agreements for an additional twelve months.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $1,542,000, $2,211,000, and $2,539,000 for fiscal 2016, 2015 and 2014, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as part of corporate expenses.

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

As a result of the Spin-off the former transportation segment of the Company is reported as a discontinued operation and thus is not allowed any corporate overhead allocation. Hence, all corporate overhead of the transportation group through the date of the Spin-off is included in “corporate expense” on the Company’s consolidated income statements. The consolidated statements of income reflect charges and/or allocation for these services of $1,081,000 and $2,685,000 for fiscal 2015 and 2014, respectively.

5.	Debt.

Debt at September 30 is summarized as follows (in thousands):

	2016	2015
Revolving credit agreements	$6,807	8,494
5.6% to 7.9% mortgage notes
due in installments through 2027	36,012	40,191
	42,819	48,685
Less portion due within one year	4,455	4,180
	$38,364	44,505

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2016 is: 2017 - $4,455,000; 2018 – $4,673,000; 2019 - $3,885,000; 2020 - $3,725,000; 2021 - $3,485,000 and subsequent years - $15,789,000.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $45,478,000 at September 30, 2016.

On January 30, 2015, in connection with the Spin-off, the Company terminated its $55 million credit facility entered into with Wells Fargo Bank, N.A. in 2012 and simultaneously entered into a new five year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. At the time of the Spin-off, the Company refinanced $10,483,000 of borrowings then outstanding on the terminated revolver. As of September 30, 2016, there was $5,765,000 outstanding on the revolver, $2,442,000 outstanding under letters of credit and $11,793,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of September 30, 2016, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $73 million combined. The Company was in compliance with all covenants as of September 30, 2016.

During the first quarter of fiscal 2015, the Company announced the execution of a commitment from First Tennessee Bank to provide up to $40 million dollars of mortgage backed financing in two separate facilities. On July 24, 2015 the Company closed on a five year, $20 million secured revolver with a twenty-four month window to convert up to the full amount of the facility into a ten year term loan. Interest accrues at 1.90% over one month LIBOR plus an annual commitment fee of 0.10%. As of September 30, 2016, there was $1,042,000 outstanding on the revolver and $18,958,000 available for borrowing. The second facility is a $20 million ten year term loan secured by to-be-determined collateral from our current pool of unencumbered warehouse/office properties. We closed on the secured revolver on July 24, 2015. The purpose of these loans is to facilitate growth through new construction in the Land Development and Construction segment and/or acquisition of existing, operating buildings to be added to the Asset Management segment.

During fiscal 2016, 2015 and 2014 the Company capitalized interest costs of $1,086,000, $1,041,000, and $1,763,000, respectively.

In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

6.	Leases.

At September 30, 2016, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$35,292
Commercial property	270,911
306,203
less accumulated depreciation and depletion	79,479
$226,724

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2016 are as follows: 2017 - $24,265,000; 2018 - $20,779,000; 2019 - $15,278,000; 2020 - $13,381,000; 2021 - $10,536,000; 2022 and subsequent years $42,879,000.

7.	Earnings per Share.

The following details the computations of the basic and diluted earnings per common share ( in thousands, except per share amounts):

	Years Ended September 30
	2016	2015	2014
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	9,846	9,756	9,629

Common shares issuable under share
based payment plans which are
potentially dilutive	44	71	81

Common shares used for diluted
earnings per common share	9,890	9,827	9,710

Income from continuing operations	$12,024	6,093	5,184
Discontinued operations	—	2,179	4,835
Net income	$12,024	8,272	10,019

Basic earnings per common share:
Income from continuing operations	$1.22	.62	.54
Discontinued operations	—	.23	.50
Net income	$1.22	.85	1.04

Diluted earnings per common share
Income from continuing operations	$1.22	.62	.53
Discontinued operations	—	.22	.50
Net income	$1.22	.84	1.03

For 2016, 2015 and 2014, 72,090, 56,110 and 31,790 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

8.	Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 384,430 at September 30, 2016.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 36% and 46%, risk-free interest rate of .3% to 4.2% and expected life of 3.0 to 7.0 years.

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

The Company recorded the following stock compensation expense (including unallocated to Patriot in periods prior to the Spin-off) in its consolidated statement of income (in thousands):

	Years Ended September 30
	2016	2015	2014
Stock option grants	$166	267	441
Annual director stock award	412	536	698
	$578	803	1,139

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)
Outstanding at
October 1, 2013	414,590	$20.40	4.2	$3,668
Granted	31,790	$41.39		$545
Exercised	(119,550)	$12.23		$(732)
Outstanding at
September 30, 2014	326,830	$25.43	5.0	$3,481
Spin-off adjustment				$(865)
Spin-off conversion	17,795	$20.63		$155
Granted	39,425	$26.97		$432
Forfeited	(6,000)	$14.97		$(35)
Exercised	(72,300)	$13.31		$(430)
Outstanding at
September 30, 2015	305,750	$21.90	5.9	$2,738
Granted	21,540	$31.15		$272
Exercised	(63,730)	$18.39		$(471)
Outstanding at
September 30, 2016	263,560	$23.50	5.6	$2,539
Exercisable at
September 30, 2016	185,713	$22.30	4.7	$1,621
Vested during
twelve months ended
September 30, 2016	35,596			$341

The following table summarizes information concerning stock options outstanding at September 30, 2016:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.51 – $24.75	5,539	16.72	5.2
$24.76 - $37.25	40,692	23.99	7.4
$37.26 - $41.39	31,616	31.13	8.2
	77,847	$26.37	7.6	Years
Exercisable:
$16.51 - $24.75	19,756	16.72	5.2
$24.76 - $37.25	142,473	21.62	4.2
$37.26 - $41.39	23,484	31.11	7.7
	185,713	$22.30	4.7	Years
Total	263,560	$23.50	5.6	Years

The aggregate intrinsic value of exercisable in-the-money options was $1,630,000 and the aggregate intrinsic value of outstanding in-the-money options was $1,998,000 based on the market closing price of $31.07 on September 30, 2016 less exercise prices.

The realized tax benefit to the Company or Patriot from options exercised in the twelve months ended September 30, 2016 was $353,000. The unrecognized compensation cost of options granted to FRP employees but not yet vested as of September 30, 2016 was $322,000, which is expected to be recognized over a weighted-average period of 3.4 years. Gains of $913,000 were realized by option holders during the twelve months ended September 30, 2016.

9.	Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2016	2015	2014
Current:
Federal	$4,807	1,803	2,820
State	1,165	524	1,083
	5,972	2,327	3,903
Deferred	1,879	1,568	(342)

Total	$7,851	3,895	3,561

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2016	2015	2014
Amount computed at statutory
Federal rate	$6,797	3,396	3,020
State income taxes (net of Federal
income tax benefit)	1,002	504	520
Other, net	52	(5)	21
Provision for income taxes	$7,851	3,895	3,561

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2016	2015
Deferred tax liabilities:
Property and equipment	$15,197	13,100
Depletion	526	496
Unrealized rents	1,823	1,881
Prepaid expenses	913	278
Gross deferred tax liabilities	18,459	15,755
Deferred tax assets:
Employee benefits and other	2,023	1,214
Gross deferred tax assets	2,023	1,214
Net deferred tax liability	$16,436	14,541

The Company has no unrecognized tax benefits.

FRP tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of September 30, 2016, the earliest tax year that remains open for audit in the Unites States is 2010.

10.	Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $51,000 in 2016, $45,000 in 2015 and $40,000 in 2014.

The Company has a defined benefit pension plan, the Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2016, 2015 and 2014 was $161,000, $163,000 and $150,000, respectively. The accrued benefit under this plan as of September 30, 2016 and 2015 was $1,485,000 and $1,391,000 respectively.

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

Operating results and certain other financial data for the Company’s business segments are as follows (in thousands):

	2016	2015	2014
Revenues:
Asset management	$28,739	27,570	24,825
Mining royalty lands	7,533	6,094	5,349
Land development and construction	1,185	982	804
	$37,457	34,646	30,978

Operating profit:
Before corporate expenses:
Asset management	$13,374	13,288	11,703
Mining royalty lands	7,029	5,478	4,735
Land development and construction	(940)	(2,197)	(1,474)
Corporate expenses:
Allocated to asset management	(1,591)	(1,248)	(958)
Allocated to mining royalty	(231)	(1,322)	(1,016)
Allocated to land development and construction	(1,258)	(737)	(565)
Unallocated to discontinued operations	—	(1,081)	(2,685)
	(3,080)	(4,388)	(5,224)
	$16,383	12,181	9,740

Interest expense:
Asset management	$1,561	2,014	1,366

Depreciation, depletion and amortization:
Asset management	$7,689	6,963	6,384
Mining royalty lands	104	133	124
Land development and construction	258	282	197
	$8,051	7,378	6,705

Capital expenditures:
Asset management	$20,747	2,408	6,662
Mining royalty lands	205	—	—
Land development and construction	6,602	4,085	12,621
	$27,554	6,493	19,283

Identifiable net assets at September 30:
Asset management	$171,449	151,023	154,976
Mining royalty lands	39,570	39,300	39,368
Land development and construction	54,157	60,682	56,519
Discontinued operations	—	—	61,134
Cash items	—	419	1,074
Unallocated corporate assets	500	1,054	—
	265,676	252,478	313,071

12.	Fair Value Measurements.

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

As of September 30, 2016 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis. At September 30, 2016 and 2015, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company’s other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2016, the carrying amount and fair value of such other long-term debt was $42,819,000 and $46,216,000, respectively. At September 30, 2015, the carrying amount and fair value of such other long-term debt was $48,685,000 and $52,001,000, respectively.

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

Preliminary testing on the site of the Company's four phase master development known as RiverFront on the Anacostia in Washington, D.C. indicated the presence of contaminated material that will have to be specially handled upon excavation in conjunction with construction. The Company has agreed with our joint venture partner to bear the cost of handling the contaminated materials on the first phase of this development up to a cap of $1.871 million. As of September 30, 2016, the excavation and foundation work for Phase 1 were substantially complete; thus, the bulk of the remediation expenses have been incurred. Management believes the total cost for remediation on Phase 1 will end up at approximately $1.9 million. During the quarter ending December 31, 2015, management successfully completed negotiations and entered into a $3,000,000 settlement of environmental claims on all four phases against our former tenant at the Riverfront on the Anacostia property and continues to pursue settlement negotiations with other potentially responsible parties. The Company executed a letter of intent with MRP Realty in May 2016 to develop Phase II of the Riverfront on the Anacostia project and recorded an estimated environmental remediation expense of $2.0 million for the Company’s estimated liability under the proposed agreement. The Company has no obligation to remediate this contamination on Phases III and IV of the development until such time as it makes a commitment to commence construction on each phase. The Company's position is that the prior tenant on the property is responsible for the cost of removal of the contaminated materials. The Company's actual expense to address this issue may be materially higher or lower than the expense previously recorded depending upon the actual costs incurred and any reimbursement that we receive from the prior tenant.

14.	Commitments.

The Company, at September 30, 2016, had entered into various contracts to develop real estate with remaining commitments totaling $7,055,000.

15.	Concentrations.

With the completion and occupancy of the 3rd build to suit for the same tenant at Patriot Business Park in the first quarter of fiscal 2015 this particular tenant accounted for 11% of the Company’s consolidated revenues during fiscal 2016. The mining royalty lands segment has a total of four tenants currently leasing mining locations and one lessee that accounted for 15.6% of the Company’s consolidated revenues in fiscal 2016 and $243,000 of accounts receivable at September 30, 2016. The termination of these lessees’ underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with Tennessee Bank. At times, such amounts may exceed FDIC limits.

16.	Unusual or Infrequent Items Impacting Quarterly Results.

In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

Costs of operations for the land development and construction segment for the quarter ending December 31, 2015 includes a $3,000,000 positive benefit from settlement of environmental claims against our former tenant at the Riverfront on the Anacostia property (see Note 13).

Gain on investment land sold for the quarter ending December 31, 2015 includes $6,277,000 gain on the sale of phase 2 of Windlass Run residential property.

Costs of operations for the land development and construction segment for the quarter ending June 30, 2016 includes a $2,000,000 expense for estimated environmental remediation liability on Phase II of the Riverfront on the Anacostia property (see Note 13).

17.	Real Estate Business Park Acquisitions.

The Company has allocated the purchase price of the property acquisitions, through the use of a third party valuation, based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including in-place leases and below market leases. Based on the third party valuation performed, the purchase price has been allocated to the fair value of the in-place leases, above market leases and below market leases.  These deferred leasing intangible assets are recorded within Deferred Costs and Deferred lease intangible, net in the consolidated balance sheets. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

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

PORT CAPITAL PROPERTY - On October 19, 2015, the Company purchased for approximately $9.9 million, 7700 Port Capital Drive in Elkridge, Maryland which consists of 1 building on 6.39 acres totaling 91,218 square feet plus approximately 29,558 square feet of mezzanine space. The Company will recognize the amortization related to the Port

Capital Drive property intangible assets according to the following schedule (in thousands):

In-place
Leases
Initial Values	$1,126
Annual Amortization:
2016	$104
2017	114
2018	114
2019	114
2020	114
2021	114

GILROY ROAD PROPERTY – On July 1, 2016, the Company purchased for approximately $8.3 million, 10820 Gilroy Road in Hunt Valley, Maryland which consists of 1 building on 7 acres totaling 116,338 square feet inclusive of 8,900 square feet of second floor mezzanine office space (107,438 sf footprint). The Company will recognize the amortization related to the Port Capital Drive property intangible assets according to the following schedule (in thousands):

In-place
Leases
Initial Values	$277
Annual Amortization:
2016	$55
2017	222

18.	Intangible Assets.

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

The gross amounts and accumulated amortization of identifiable intangible assets are as follows (in thousands):

	September 30, 2016		September 30, 2015
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
In-place leases (useful life 7-8 years)	$2,788	$1,175	$1,385	$836
Above Market leases (useful life 5 years)	48	23	48	19
	$2,836	$1,198	$1,433	$855

	September 30, 2016		September 30, 2015
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible liabilities:
Below Market leases (useful life 4-5 years)	$220	$206	$220	$176
	$220	$206	$220	$176
48

Management's Report on Internal Control Over Financial Reporting

The management of FRP is responsible for establishing and maintaining adequate internal control over financial reporting. FRP's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. FRP's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of September 30, 2016, the Company's internal control over financial reporting is effective.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

FRP Holdings, Inc.

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. as of September 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for years ended September 30, 2016, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FRP Holdings, Inc. as of September 30, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years ended September 30, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FRP Holdings, Inc.’s internal control over financial reporting as of September 30, 2016, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, FRP Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2016, based on criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

Savannah, Georgia

December 12, 2016

DIRECTORS AND OFFICERS

Directors

Thompson S. Baker II (1)

President and Chief Executive

Officer of the Company

John D. Baker II (1)

Executive Chairman

Charles E. Commander III (2)(3)

Retired Partner

Foley & Lardner

H. W. Shad III (2)(4)

Owner, Bozard Ford Company

Martin E. Stein, Jr. (3)(4)

Chairman and Chief Executive Officer of

Regency Centers Corporation

William H. Walton (2)(3)(4)

President of Rockpoint Group LLC

_______________

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominating Committee

Officers

John D. Baker II

Executive Chairman

Thompson S. Baker II

Chief Executive Officer

John D. Milton, Jr.

Executive Vice President, Treasurer, Secretary

and Chief Financial Officer

David H. deVilliers, Jr.

President

President, FRP Development Corp. and

Florida Rock Properties, Inc.

John D. Klopfenstein

Controller and Chief Accounting Officer

FRP Holdings, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 1, 2017, at The River Club, Ortega Room, on the 34th floor of the Wells Fargo Building, One Independent Drive, Jacksonville, Florida.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: FRPH)

Form 10-K

Shareholders may receive, without charge, a copy of FRP Holdings, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2016 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.frpholdings.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

