Form 10-K, Exhibit 13
period 2017-12-31
FRP HOLDINGS, INC.
filed 2018-03-16
CIK 844059

Annual Report 2017

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share amounts)

	Twelve months ended
	December 31,	September 30,	%
	2017	2016	Change

Revenues	$43,191	37,457	15.3
Operating profit	$13,605	16,383	(17.0)
Gain on remeasurement of investment in real estate partnership	$60,196	—	—
Income from continuing operations	$60,551	12,024	403.6
Income attributable to noncontrolling interest	$18,801	—	—
Net income	$41,750	12,024	247.2

Per common share:
Income from continuing operations:
Basic	$6.07	1.22	397.5
Diluted	$6.03	1.22	394.3
Net income:
Basic	$4.19	1.22	243.4
Diluted	$4.16	1.22	241.0

Total Assets	$418,734	264,789	58.1
Total Debt	$118,317	41,932	182.2
Shareholders' Equity	$243,530	196,099	24.2
Common Shares Outstanding	10,015	9,867	1.5
Book Value Per Common Share	$24.32	19.87	22.4

BUSINESS. FRP Holdings, Inc. is a holding company engaged in the real estate business, namely (i) warehouse/office building ownership, leasing and management, (ii) mining royalty land ownership, leasing and management and (iii) land acquisition, entitlement, development and construction primarily for warehouse/office buildings and (iv) leasing and management of a residential apartment building. The Company’s operating subsidiaries are FRP Development Corp. and Florida Rock Properties, Inc.

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

To Our Shareholders,

2017 was a very big year for your company. Revenues are up $5,734,000 (15.3%) over 2016, and with the gain from writing up the value of Dock 79, income from continuing operations was $60,551,000 or $6.03 per share versus $12,024,000 or $1.22 per share last year. That being said, the biggest achievements of 2017 are not necessarily conspicuous in our income statement. In the 15 months since this letter was last written, we have finished construction and stabilized Dock 79, permanently financed it, permitted two aggregate quarries, constructed and fully leased a brand new warehouse, begun construction on our joint venture with St. John Properties, and received formal approval of Phase II of Riverfront on the Anacostia’s Planned Unit Development (PUD). In an ordinary year, any one of these events would have been a major achievement for this company. That they all happened since the last letter to shareholders puts the last five quarters among the most important in our history, the results of which will be generating value for this company for a very long time.

Asset Management

For fiscal 2017 in the Asset Management Segment, Net Operating Income (NOI), management’s chosen metric for measuring shareholder value creation in that segment, grew 2.7% to $22,528,000. The increase was due mainly to adding new buildings with 100% occupancy to our Hollander and Patriot business centers. These results are reflective of our goal to create shareholder value by growing earnings and converting non-income producing properties into income producing square feet.

This past year we had an atypically high number of tenants with expiring leases as a result of several five year leases signed in the aftermath of the last recession. In spite of these adverse circumstances, we managed to end the year at 93.1% occupancy versus 89.9% at the end of fiscal 2016, which is an amazing testament to the hard work and ability of our team in Baltimore. Though not as severe, we still have the same problem heading into 2018. However, because our folks in Baltimore succeeded in finding both temporary and more permanent solutions to these vacancies, we are confident that they can deliver again and continue to both protect and grow our existing portfolio. Looking forward to the coming year and beyond, it is our belief that the combination of weathering these lease expirations, maintaining same store NOI, and growing our earnings by continuing to put our non-income producing properties to work will translate into meaningful shareholder value.

Mining Royalty

Total revenues for this segment were down $292,000 (3.9%) from last year for a total of $7,241,000. The decline was driven by excessive rain this past spring and summer, downtime from Hurricane Irma, and a regression towards more normal levels of shipments at two of our quarries after particularly busy years. Total operating profit in this segment was $6,565,000, a decrease of $233,000 versus $6,798,000 last year. Despite the downtick, this year still represents this segment’s second highest revenue and operating profit numbers since 2008 and is reflective of the economic recovery that the markets served by our properties, particularly in Florida, have experienced since the depths of the downturn.

We had two major developments this year in this segment. In the first quarter, Lee County issued Vulcan a Mine Operating Permit (MOP) for our section of their operations in Ft. Myers, the last of the permits required to begin mining. This action is the culmination of over twenty years of work to get this property fully entitled. Vulcan has now begun mining at this location. Second and more recently, in the fourth quarter, Lake County commissioners voted to approve a permit to Cemex to mine our land in Lake Louisa. It took over half a decade, but we expect the county to issue the MOP sometime in the third quarter. Once our tenant has completed an environmental survey and the work necessary to preparing this site to become an active sand mine, Cemex should begin realizing our reserves by the end of 2019.

Our management continues to believe we are not yet in the late innings of recovery in aggregate shipments. The conditions that have driven demand for the last half decade remain in place and we foresee no change to that. Home supply still lags demand and full employment in this country will continue to translate into labor shortages in the construction business causing a back-log of projects. Furthermore, there remains consensus on both sides of the political aisle that our nation’s infrastructure requires a major overhaul. While any spending of that kind would be a boon to construction materials businesses and to this segment, the real home run will be when Congress approves the meaningful and necessary level of investment required to restore our infrastructure to the level one would expect of the richest nation in the world.

Our reserves of more than half a billion tons represent a “long” bet on the Virginia, Georgia, and Florida markets served by our properties. Both the mining leases and the potential “second lives” of these properties reflect our confidence in the long term future growth in this segment.

Land Development and Construction

This segment is the foundation for all our future growth.  Our overall goal in this segment is to convert all of our non-income producing lands into income production. Whether through the orderly development of our existing properties to own and operate, joint ventures, and/or selling land to acquire developed assets, this segment is how we leverage and convert potential shareholder value into actual income.

Consistent with our strategy, we completed construction in April on a 103,448 square foot building in Patriot Business Center that is 100% occupied, we have begun construction on a 96,047 square foot building at Patriot Business Center that we expect to finish in the second quarter of 2018, and we expect to begin construction on a 94,290 square foot spec building at Hollander in the second quarter of 2018. Furthermore, this year we made major progress in our joint venture with St. John Properties on what remained of our Windlass Run Business Park. The joint venture secured financing on a $17,580,000 construction and development loan and began construction on what will be a multi-building business park consisting of approximately 329,000 square feet of office and retail space. Finally, in February 2017, the D.C. Zoning Commission voted 5-0 in favor of the PUD of Phase II of our RiverFront on the Anacostia project. This past quarter we finally passed the appeal period for the PUD, and we expect to begin construction in the second quarter of 2018. The remaining pad sites in our inventory today are fully entitled, located in business parks in two different submarkets in the D.C./Baltimore area, and can support an additional +/- 600,000 sf. of warehouse/office buildings. Beyond our potential commercial sites, we have three interesting pieces of property in Square 664E, the former Hampstead Trade Center, and our Ft. Myers quarry.

Square 664E, our two acres on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, is approximately one mile down river from our RiverFront on the Anacostia property. As the development of D.C.’s new soccer stadium continues in the Buzzard Point area, our adjacent property may become our next RiverFront.

Though Hampstead was originally purchased as a commercial business park, management determined that the best use for the property was residential, and we have sought to rezone the property for that use in order to sell it and redeploy this capital into assets with more near-term income producing potential. We are fully engaged in the formal process of seeking PUD entitlements for this 118 acre tract.

Finally, now that Vulcan is starting to mine the reserves at Ft. Myers, the second life of that quarry should be upon us within 8-10 years. Once our reserves are depleted on the developable segment of the property, we will have land in place around two lakes sufficient to accommodate up to 105 one acre residential lots. The sale of that many lots of that size in that market should provide significant value to our shareholders.

We will continue to monitor all our sites and their markets, and remain opportunistic regarding their best use.

RiverFront on the Anacostia

In July 2017, Phase I (Dock 79) of RiverFront on the Anacostia, our 300,000 square foot residential apartment building in Washington, D.C., developed by a joint venture with local D.C. developer MRP, reached stabilization. That means 90% of the individual apartments have been leased and are occupied by third party tenants. Upon reaching stabilization, the Company has, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the value of the development at the time of stabilization. The attainment of stabilization also resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary.  As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value), liabilities and operating results of the joint venture and established the RiverFront on the Anacostia Segment as its fourth segment. This resulted in a gain on remeasurement of investment of $60.2 million in the third quarter.

At the end of December, Dock 79 was 96.7% leased and 96.1% occupied. As the first “generation” of lease came up for renewal this year, the renewal rate of 58% is in line with expectations while the average rent increase of 3.74% is stronger than we budgeted. Finally, in November, we secured $90 million in permanent financing for Phase I from EagleBank, the proceeds of which were used to pay off $79 million of construction and mezzanine debt. The remainder was distributed pari passu between the Company and our partners.

The results of Fiscal 2017 speak to the excellent work of our management team. Looking forward to 2018, we expect the Asset Management Segment once again to rise to the challenge presented by expiring leases, while continuing to put our land bank to work in creating value for our shareholders. We have every expectation that our mining royalties segment should continue to grow and grow meaningfully, especially with the additional royalties from Ft. Myers. RiverFront on the Anacostia continues to impress, as Phase I establishes itself as the premier waterfront residential building in its submarket and construction on Phase II begins.

In conclusion, we thank you not only for your continued interest and support, but also for the faith in management your investment demonstrates. This is your company and we neither take your investment in it lightly nor for granted.

Respectfully yours,

John D. Baker II

C.E.O. and Executive Chairman

OPERATING PROPERTIES

The Company owns (predominately in fee simple but also through ownership of interests in joint ventures) over 20,000 acres of land in Florida, Georgia, Maryland, Virginia, Delaware and the District of Columbia. This land is generally held by the Company in four distinct segments (i) Asset Management Segment (land owned and operated as income producing rental properties in the form of warehouse/office buildings), (ii) Mining Royalty Lands Segment (land owned and leased to mining companies for royalties or rents), (iii) Land Development and Construction Segment (land owned and held for investment to be further developed for future income production or sales to third parties), and (iv) RiverFront on the Anacostia Segment (a 305 unit apartment building with retail on the first floor).

Asset Management Segment. As of December 31, 2017, the Asset Management Segment owned 43 warehouse/office buildings, totaling 3,983,813 square feet, all of which (with the exception of one building) are in the Mid-Atlantic region of the United States as follows:

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

13) Patriot Business Park in Prince William County, Virginia consists of four warehouse/office buildings totaling 476,448 square feet.

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

Mining Royalty Lands Segment – Mining Properties. The following table summarizes the Company's mining royalty lands and estimated reserves at December 31, 2017 a substantial portion of which are leased to Vulcan Materials.

Tons of
	Tons Sold	Tons Sold	Tons Sold	Estimated
	in Year	in Three	in Year	Reserves
	Ended	Months Ended	Ended	at
	9/30/2016	12/31/2016	12/31/2017	12/31/2017
	(000’s)	(000’s)	(000’s)	(000’s)
The Company owns ten locations
currently being mined in Grandin,
Ft. Myers, Keuka, Newberry,
and Astatula, Florida; Columbus,
Macon, and Tyrone, Georgia;
and Manassas, Virginia comprising approximately 12,742 acres.	6,112	1,755	5,934	454,130

The Company owns four locations that
are leased for mining but are not currently
being mined in Marion County and two in
Lake County, Florida and Forest Park Georgia comprising approximately 2,452 acres	426	0	0	73,368

This table excludes the Brooksville, Florida property, approximately 4,280 acres, as it was transferred on October 4, 2006 to a joint venture with Vulcan Materials Company (“Vulcan Materials”) for future development.

In May, 2014 the Company entered into an amendment to our lease agreement for our Ft. Myers location requiring that the mining be accelerated and that the mining plan be conformed to accommodate the future construction of up to 105 residential dwelling units around the mined lakes. In return, the Company agreed to sell Lee County a right of way for a connector road that would benefit the residential area on our property and to place a conservation easement on part of the property. In April 2017, Lee County issued a Mine Operating Permit that permits mining activity to take place on land owned by the Company in Ft. Myers. This action fully entitled the property and allowed Vulcan to begin production. Mining commenced in September 2017.

In November 2017, Lake County commissioners voted to approve a permit to Cemex to mine the Company’s land in Lake Louisa. The county should issue the mining permit during the third quarter of 2018. After an environmental survey and completing the work necessary to prepare this site to become an active sand mine, Cemex expects to begin mining by the end of 2019.

Mining Royalty Lands Segment - Brooksville Joint Venture. On October 4, 2006, a subsidiary of the Company (Florida Rock Properties, Inc.) entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 of light industrial uses. The Master

Plan zoning for the Project was approved by the County in August 2012. Vulcan Materials still mines on the property and the Company receives 100% of the royalty on all tons sold at the Brooksville location. In fiscal 2017 and the transition period, 352,000 and 98,000 tons were sold, respectively, and estimated reserves were 5,248,000 as of December 31, 2017. During 2017, the Company agreed to extend the mining lease on this property for an additional ten years, through the year 2032, in exchange for a requirement to increase production 100,000 tons by December 31, 2023.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 1,923 acres of investment properties in Gulf Hammock (approximately 1,600 acres currently on the market for $4.0 million), Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

Land Development and Construction Segment – Warehouse/Office Land.

At December 31, 2017 this segment owned the following future development parcels:

1)	20 acres of horizontally developed land available for future construction of an additional 286,500 square feet of warehouse/office product at Lakeside Business Park in Harford County, Maryland.

2)	17.5 acres of horizontally developed land available for future construction of 164,500 square feet of office buildings representing our 50% interest in a joint venture at Windlass Run Business Park in Baltimore County, Maryland.

3)	18 acres of horizontally developed land available for future construction of 96,047 square feet of warehouse/office product at Patriot Business Park in Prince William County, Virginia.

4)	33 acres of horizontally developed land available for future construction of 328,740 square feet of warehouse, office, hotel and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.

Land Development and Construction Segment – Land Held for Investment or Sale.

1)	The RiverFront on the Anacostia property is a 5.8 acre parcel of real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail uses and approximately 569,600 square feet of residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. The first building was completed through a joint venture and became our fourth segment in July 2017.

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

2)	The Hampstead Trade Center property in Hampstead, Carroll County, Maryland is a 118 acre parcel located adjacent to the State Route 30 bypass. The parcel was previously zoned for industrial use. In the fourth quarter of fiscal 2016, the Company received approval from the Town of Hampstead and has rezoned the property for residential use. Management believes this to be a higher and best use of the property. We are fully engaged in the formal process of seeking PUD entitlements for this 118 acre tract.
7

3)	The Square 664E property is approximately 2 acres and sits on the Anacostia River at the base of South Capitol Street approximately 1 mile down river from our RiverFront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five (5) years. In the quarter ending December 31, 2014, the District of Columbia announced that it had selected an approximate 5 acre site adjacent to this property for the future construction of the new DC United major league soccer stadium. In March 2017 reconstruction of the bulkhead was completed at a cost of $4 million in anticipation of future high rise development.

RiverFront on the Anacostia Segment.

In 2014, approximately 2.1 acres (Phase I) of the total 5.8 acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305 unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. Lease up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit sharing arrangement and is estimated at 66.0% on a prospective basis.

Real Estate Summary Schedule at December 31, 2017 (dollars in thousands).

	Encumb-	Gross	Net	Date	Revenue
County	Rances	Book Cost	Book Value	Acquired	Fiscal 2017
Mining Royalty Lands
Alachua, FL		$1,442	$1,276	4/86	$897
Clayton, GA		369	364	4/86	93
Fayette, GA		885	802	4/86	460
Lake, FL		402	244	4/86	115
Lake, FL		1,083	97	4/86	537
Lake Louisa, FL		11,039	11,039	5/12	939
Lee, FL		4,703	4,692	4/86	370
Monroe, GA		792	500	4/86	1,042
Muscogee, GA		324	0	4/86	306
Prince William, VA		298	0	4/86	483
Putnam, FL		15,039	10,421	4/86	1,541
Putnam, FL		300	17	4/86	0
Spalding, GA		20	20	4/86	6
Marion, FL		1,184	585	4/86	146
Investment Property		1,528	831	4/86	8
Brooksville Joint Venture		7,516	7,516	4/86	298
	0	46,924	38,404		7,241
Asset Management Properties
Baltimore, MD	1,551	5,932	2,374	10/89	453
Baltimore, MD	3,004	8,677	3,541	12/91	1,369
Baltimore, MD	720	4,045	2,397	7/99	73
Baltimore, MD	0	5,694	4,390	12/02	559
Baltimore, MD	0	4,619	4,196	6/14	703
Baltimore, MD	0	9,438	9,087	6/16	1,000
Baltimore City, MD	4,305	13,838	12,169	12/10	946
Baltimore City, MD	0	9,493	7,971	6/13	1,221
Duval, FL	0	2,957	160	4/86	730
Harford, MD	145	3,861	1,573	8/95	861
Harford, MD	873	5,759	3,014	8/95	1,286
Harford, MD	2,093	7,272	3,396	8/95	954
Harford, MD	1,809	10,255	5,587	8/95	1,659
Harford, MD	1,191	13,203	8,323	8/95	1,247
Howard, MD	0	8,372	3,745	9/88	1,129
Howard, MD	651	3,516	1,939	3/00	573
Elkridge, MD	0	8,983	8,139	10/15	735
Anne Arundel, MD	7,473	10,230	4,010	9/88	1,288
Anne Arundel, MD	3,486	15,235	9,528	5/98	2,318
Anne Arundel, MD	0	12,325	8,182	8/04	1,845
Anne Arundel, MD	3,097	6,177	4,040	1/03	492
Anne Arundel, MD	0	11,308	8,035	7/07	1,100
Norfolk, VA	0	7,552	4,606	10/04	843
Prince William, VA	0	41,949	37,820	12/05	4,895
Newcastle Co., DE	0	15,216	9,931	4/04	1,594
	30,398	245,906	168,153		29,873
Land Development and Construction Properties
Baltimore, MD	0	5,890	5,890	12/02	0
Baltimore City, MD	0	5,046	5,007	12/10	57
Carroll, MD	0	7,199	7,199	3/08	0
Harford, MD	0	1,692	1,692	8/95	0
Prince William, VA	0	8,045	7,999	12/05	0
Washington D.C.	0	13,636	10,592	4/86	198
Washington D.C.	0	8,455	8,318	10/97	975
	0	49,963	46,697		1,230

Riverfront	90,000	148,196	142,932	07/17	4,847

Grand Totals	$120,398	$490,989	$396,186		$43,191
9

Five Year Summary

(Amounts in thousands except per share amounts)

	Year ended	Three months ended
	December 31,	December 31,	Years ended September 30,
	2017	2016	2016	2015	2014	2013
Summary of Operations:
Revenues	$43,191	9,512	37,457	34,646	30,978	27,654
Operating profit	$13,605	4,004	16,383	12,181	9,740	9,315
Interest expense	$4,323	306	1,561	2,014	1,366	2,501
Income from continuing operations	$60,551	1,682	12,024	6,093	5,184	8,614
Per Common Share:
Basic	$6.07	0.17	1.22	0.62	0.54	0.90
Diluted	$6.03	0.17	1.22	0.62	0.53	0.90

Discontinued Operations, net	$—	—	—	2,179	4,835	6,771
Income attributable to noncontrolling interest	$18,801	—	—	—	—	—
Net income	$41,750	1,682	12,024	8,272	10,019	15,385
Per Common Share:
Basic	$4.19	0.17	1.22	0.85	1.04	1.62
Diluted	$4.16	0.17	1.22	0.84	1.03	1.60

	December 31,		September 30,
	2017	2016	2016	2015	2014	2013
Financial Summary:
Property and equipment, net	$375,604	224,247	220,616	207,205	207,436	202,511
Total assets	$418,734	266,560	264,789	251,737	312,429	286,412
Long-term debt	$118,317	40,745	41,932	47,801	55,314	55,275
Shareholders' equity	$243,530	198,820	196,099	182,342	206,315	192,646
Net Book Value per common share	$24.32	20.05	19.87	18.62	21.26	20.14
Other Data:
Weighted average common shares - basic	9,975	9,879	9,846	9,756	9,629	9,523
Weighted average common shares - diluted	10,040	9,923	9,890	9,827	9,710	9,605
Number of employees	19	18	18	18	957	886
Shareholders of record	382		414	423	469	497

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017	Total Fiscal Year 2017
Revenues	$9,322	9,360	12,054	12,455	43,191
Operating profit	$3,404	3,986	2,828	3,387	13,605
Income from operations	$1,443	1,713	45,184	12,211	60,551
Net income attributable to the Company	$1,443	1,713	25,391	13,203	41,750
Earnings per share (a):
Net income - basic	$0.15	0.17	2.54	1.32	4.19
Net income - diluted	$0.14	0.17	2.52	1.31	4.16
Market price per common share (b):
High	$44.40	46.90	47.15	47.65	47.65
Low	$36.00	37.80	43.05	42.35	36.00

	For the Quarter Ended
	December 31,	March 31,	June 30,	September 30,
	2015	2016	2016	2016	Total Fiscal Year 2016
Revenues	$8,823	9,615	9,243	9,776	37,457
Operating profit	$6,600	3,509	1,966	4,308	16,383
Income from operations	$7,473	1,820	774	1,957	12,024
Net income attributable to the Company	$7,473	1,820	774	1,957	12,024
Earnings per share (a):
Net income - basic	$0.76	0.18	0.08	0.20	1.22
Net income - diluted	$0.76	0.18	0.08	0.20	1.22
Market price per common share (b):
High	$35.25	36.00	38.11	36.79	38.11
Low	$29.00	28.65	29.95	30.92	28.65

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion includes a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission to supplement the financial results as reported in accordance with GAAP. The non-GAAP financial measure discussed is net operating income (NOI). The Company uses this metric to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. This measure is not, and should not be viewed as, a substitute for GAAP financial measures. Refer to “Non-GAAP Financial Measure” below in this annual report for a more detailed discussion, including reconciliations of this non-GAAP financial measure to its most directly comparable GAAP financial measure.

Executive Overview

FRP Holdings, Inc. (“FRP” or the “Company”) is a holding company engaged in the real estate business, namely (i) warehouse/office building ownership, leasing and management, (ii) mining royalty land ownership, leasing and management, and (iii) land acquisition, entitlement, development and construction, and (iv) apartment building investment.

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

Following the completion of the spin-off of the transportation business, management conducted a strategic review of the Company’s real estate operations.  As a result of this review, Management determined that the information that the Company’s chief operating decision makers regularly review for purposes of allocating resources and assessing performance, had changed. Therefore, beginning with the quarter ending March 31, 2015 (with prior periods adjusted accordingly), the Company is reporting its financial performance based on three reportable segments, Asset Management, Mining Royalty Lands and Land Development and Construction. Our Mining and Royalties segment remains unaffected, but our former Developed Property Rentals segment has been broken down into an Asset Management segment and a Land Development and Construction segment to reflect how management now evaluates the real estate activities previously presented in the Developed Property Rentals segment. The Asset Management segment contains all the developed buildings capable of producing current rental income. The Land Development and Construction segment contains the remaining developable land that is generally in a pre-income production state where objectives are long term capital investment in an effort to bring such property to income producing status or realization of its fair market value through sales or exchange.

RiverFront on the Anacostia became our fourth segment in July, 2017 as we consolidated our joint venture which was formed to construct our first apartment building.

The Company’s operations are influenced by a number of external and internal factors. External factors include levels of economic and industrial activity in the United States and the Southeast, construction activity and costs, aggregates sales by lessees from the Company’s mining properties, interest rates, market conditions in the Baltimore/Northern Virginia/Washington DC area, and our ability to obtain zoning and entitlements necessary for property development. Internal factors include administrative costs, success in leasing efforts and construction cost management.

Highlights of 2017.

  For fiscal 2017 in the Asset Management Segment, Net Operating Income (NOI), management’s chosen metric for measuring shareholder value creation in that segment, grew 2.7% to $22,528,000.
  In our Mining Royalty Lands Segment Lake Louisa was recommended by the county for mining permit and Ft. Myers received a mining permit and mining commenced in September 2017.
  In our Land Development and Construction Segment we constructed and fully leased a brand new warehouse, begun construction on our joint venture with St. John Properties, and received formal approval of Phase II of Riverfront on the Anacostia’s Planned Unit Development (PUD).
  RiverFront on the Anacostia was added as our fourth segment in July 2017 upon lease stabilization of our Dock 79 apartment building.

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

These assets create revenue and cash flows through tenant rental payments, lease management fees and reimbursements for building operating costs. The major cash outlays incurred in this segment are for operating expenses, real estate taxes, building repairs, lease commissions and other lease closing costs, construction of tenant improvements, capital to acquire existing operating buildings and closing costs related thereto and personnel costs of our property management team. Of the 43 buildings we own today, 28 were constructed by the Company through what is now known as our Land Development and Construction segment. Additionally, over the years, we have opportunistically acquired 15 existing operating buildings, typically in connection with a deferred like-kind (Section 1031) exchange opportunity.  Today, this segment consists of 4 million square feet.

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at December 31, 2017:

		Total
Development	Location	Sq. feet	% Occupied

Hillside	Anne Arundel Co., MD	567,473	87.7%
Lakeside	Harford Co., MD	893,722	92.3%
Tudsbury	Baltimore Co., MD	86,100	25.2%
Dorsey Run	Howard Co., MD	85,100	100.0%
Rossville	Baltimore Co., MD	190,517	100.0%
Loveton	Baltimore Co., MD	33,708	95.2%
Oregon	Anne Arundel Co., MD	195,615	91.9%
Arundel	Howard Co., MD	162,796	85.2%
Interchange	New Castle Co., DE	303,006	100.0%
Azalea Garden	Norfolk, VA	188,093	100.0%
Windlass Run	Baltimore Co., MD	69,474	100.0%
21st Street	Duval Co., FL	68,757	100.0%
Hollander 95	Baltimore Co., MD	162,350	100.0%
Patriot Business Park	Prince William Co., VA	476,448	100.0%
Transit Business Park	Baltimore Co., MD	232,318	88.0%
Kelso Business Park	Baltimore Co., MD	69,680	94.8%
Port Capital Drive	Howard Co., MC	91,218	100.0%
Gilroy Road	Baltimore Co., MD	107,438	100.0%
		3,983,813	93.1%

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

Asset Management segment	Year ended	Year ended
	December 31, 2017	September 30, 2016
Revenues	$29,873,000	$28,739,000
Net Operating Income (Cash Basis)	$22,528,000	$21,944,000
Occupied square feet	3,707,724	3,486,681
Overall occupancy rate	93.1%	89.9%
Average annual occupied sf	3,572,102	3,378,300
Average annual occupancy rate	90.3%	89.8%
Portfolio square feet	3,983,813	3,880,365
Retention Success rate	81%	65%

Mining Royalty Lands Segment.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.  The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in these States as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the reserves on our property have been depleted but the tenant still has a need for the leased land, we collect a fixed annual rental amount. We believe strongly in the potential for future growth in construction in Florida, Georgia, and Virginia which would positively benefit our profitability in this segment.  Our mining properties had estimated remaining reserves of 540 million tons as of December 31, 2017 after a total of 6.3 million tons were consumed in fiscal 2017.

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

Significant “2nd life” Mining Lands:

Location	Acreage	Status
Brooksville, Fl	4,280 +/-	Development of Regional of Impact and County Land Use and Master Zoning in place for 5,800 residential unit, mixed-use development
Ft. Myers, FL	1,993 +/-	Approval in place for 105, 1 acre, waterfront residential lots after mining completed.
Gulf Hammock, Fl	1,600 +/-	Currently on the market for $4 million
Total	7,873 +/-

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

Since 1990, one of our primary strategies in this segment has been to acquire, entitle and ultimately develop commercial/industrial business parks providing 5–15 building pads which we typically convert into warehouse/office buildings. To date, our management team has converted 28 of these pads into developed buildings that we continue to own and manage through the Asset Management segment. Our typical practice has been to transfer these assets to the Asset Management segment on the earlier to occur of (i) commencement of rental revenue or (ii) issuance of the certificate of occupancy. We have also opportunistically sold several of these pad sites over time to third party “users”.

The remaining pad sites in our inventory today are fully entitled, located in business parks in four different submarkets in the DC/Baltimore/Northern Virginia area, and can support an additional +/- .9 million sf. of warehouse/office buildings.

Summary of Our Remaining Lot Inventory:

Location	Acreage	SF +/-	Status
Lakeside, MD	20	286,500	Horizontal development completed. Ready for vertical permitting.
Windlass Run Business Park, MD	17.5 (50% Interest)	164,500 (50% Interest)	Company owns a 50% in a joint venture formed in April 2016 with St. John Properties. The joint venture owns the 35 acres and plans to develop the land into 12 office buildings for a total of 329,000 sq. ft.
Patriot Business Center, Manassas, VA	18	96,047	Under construction
Hollander 95 Business Park, MD	33	328,740	Horizontal development completed.
Total	88.5	875,787

Having sites ready for vertical construction has rewarded us in the past.  It is the main reason why we were able to convert 3 of our finished pads at Patriot Business Park into build-to-suit opportunities in 2012, 2013 and 2014.  We completed construction on a 79,550 square foot spec building at Hollander Business Park that was put into service in the third quarter of fiscal 2016 and is 100% occupied. Also in the third quarter of fiscal 2016 we started construction on a 103,448 square foot building in Patriot Business Center that was placed in service in 2017 and 100% occupied as of December 31, 2017. Our final building at Patriot Business Park was under construction in 2017 with an expected completion in the second quarter of 2018. In April, 2016 we entered into a joint venture agreement to develop 12 office buildings on our remaining lots at Windlass Run and on adjacent frontage property owned by St. John Properties. We will continue to actively monitor these submarkets where we have lots ready for construction and take advantage of the opportunities presented to us.

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

An example of property in this segment being developed through joint venture is Phase I of our RiverFront on the Anacostia project which was contributed to a joint venture with MRP in 2014 and is now complete as a 305 unit apartment building including 18,000 sf of ground floor retail.

Significant Investment Lands Inventory:

Location	Approx. Acreage	Status	NBV
RiverFront on the Anacostia Phases II-IV	3.7	Phase II final design and construction start mid-2018. Approval hearings ongoing.	$10,592,000
Hampstead Trade Center, MD	118	Residential conceptual design program ongoing	$7,198,000
Square 664E,on the Anacostia River in DC	2	Under lease to Vulcan Materials as a concrete batch plant through 2021 with one 5 year renewal option.	$8,318,000
Total	124		$26,108,000

RIVERFRONT ON THE ANACOSTIA:

This property consists of 5.8 acres on the Anacostia River and is immediately adjacent to the Washington National’s baseball park in the SE Central Business District of Washington, DC. Once zoned for industrial use and under a ground lease, this property is no longer under lease and has been rezoned for the construction of approximately 1.1M square feet of “mixed-use” development in four phases. In 2014, approximately 2.1 acres (Phase I) of the total 5.8 acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305 unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. Lease up commenced in May 2016 and rent stabilization was achieved in the third quarter of 2017. The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at fair value), liabilities and operating results of the joint venture and the property was transferred from the Land Development and Construction Segment to a new segment, RiverFront on the Anacostia. Phases II, III and IV are slated for residential, office, and hotel/residential buildings, respectively, all with permitted first floor retail uses. The company and MRP Realty executed a letter of intent in May 2016 and a Contribution Agreement in February 2017 to develop Phase II but the joint venture is not yet formed. In February, the D.C. Zoning Commission voted 5-0 in favor of the Planned Unit Development (PUD) of Phase II of our RiverFront on the Anacostia project. After formal publishing of the record and a 35 day appeal period we anticipate formal approval in the fourth quarter of this calendar year.

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

HAMPSTEAD TRADE CENTER: We purchased this 118 acre tract in 2005 for $4.3 million in a Section 1031 exchange with plans of developing it as a commercial business park. The “great recession” caused us to reassess our plans for this property. As a result, Management has determined that the prudent course of action is to attempt to rezone the property for residential uses and sell the entire tract to another developer such that we can redeploy this capital into assets with more near-term income producing potential. In the fourth quarter of fiscal 2016, the Company received approval from the Town of Hampstead and has rezoned the property for residential use. We are fully engaged in the formal process of seeking PUD entitlements for this 118 acre tract.

SQUARE 664E, WASHINGTON, DC

This property sits on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, approximately 1 mile down river from our RiverFront on the Anacostia property. The Square 664E property consists of approximately 2 acres and is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five (5) years. In the quarter ending December 31, 2014, the District of Columbia announced that it had selected Buzzard Point for the future site of the new DC United major league soccer stadium. The selected stadium location is separated from our property by just one small industrial lot. In March 2017 reconstruction of the bulkhead was completed at a cost of $4 million in anticipation of future high rise development.

RiverFront on the Anacostia Segment.

In 2014, approximately 2.1 acres (Phase I) of the total 5.8 acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305 unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. Lease up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. Upon reaching stabilization, the Company has, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the contractual payouts assuming a sale at the value of the development at the time of this “Conversion election”.

The attainment of stabilization also results in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit sharing arrangement and is estimated at 66.0% on a prospective basis.

As of December 31, the residential units were 96.1% occupied and 96.7% leased, while retail units are 80.0% leased with just one space remaining.

COMPARATIVE RESULTS OF OPERATIONS

Fiscal Year 2017 versus Fiscal Year 2016

Consolidated Results

(dollars in thousands)	Twelve Months Ended
	December 31,	September 30,
	2017	2016	Change	%
Revenues:
Rental Revenue	$30,385	$24,457	$5,928	24.2%
Mining Royalty and rents	7,153	7,443	(290)	-3.9%
Revenue-Reimbursements	5,653	5,557	96	1.7%
Total Revenues	43,191	37,457	5,734	15.3%

Cost of operations:
Depreciation/Depletion/Amortization	13,532	8,051	5,481	68.1%
Operating Expenses	5,621	4,624	997	21.6%
Environmental remediation recovery	—	(1,000)	1,000	*
Property Taxes	5,024	4,475	549	12.3%
Management Company indirect	2,029	1,844	185	10.0%
Corporate Expense	3,380	3,080	300	9.7%
Total cost of operations	29,586	21,074	8,512	40.4%

Total operating profit	13,605	16,383	(2,778)	-17.0%

Interest Income and other	—	2	(2)	*
Interest Expense	(4,323)	(1,561)	(2,762)	176.9%
Equity in loss of joint ventures	(1,598)	(978)	(620)	63.4%
Gain on remeasurement of investment in real estate partnership	60,196	—	60,196	*
Gain on investment land sold	—	6,029	(6,029)	*

Income before income taxes	67,880	19,875	48,005	241.5%
Provision for income taxes	7,329	7,851	(522)	-6.3%
Net income	60,551	12,024	48,527	403.6%

Income attributable to noncontrolling interest	18,801	—	18,801	*

Net income attributable to the Company	$41,750	$12,024	$29,726	247.2%

Net income attributable to the Company for 2017 was $41,750,000 or $4.16 per share versus $12,024,000 or $1.22 per share in the twelve months ended September 30, 2016. The majority of this uptick in income is the result of a gain on remeasurement of investment of $60.2 million in its Dock 79 real estate partnership, which is included in income from continuing operations before income taxes and the gain of $12,043,000, or $1.20 per share, due to a reduction in the provision for income taxes resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. As a result of the stabilization of Dock 79, the Company is now deemed for accounting purposes to have control of the partnership without the transfer of any consideration.  As such the non-taxable gain on remeasurement was calculated based on the difference between the carrying value and the fair value of all the assets and liabilities of the partnership. This increase in net income when compared to the twelve months ended September 30, 2016 was also augmented by a prior year $1,000,000 remediation expense recovery, but mitigated by a $620,000 increase in equity in loss of joint ventures, primarily as a result of expenses and depreciation during the lease up of Phase I (Dock 79) of RiverFront. Total revenues were $43,191,000, up 15.3%, versus the twelve months ended September 30, 2016. Consolidated total operating profit was down 17.0% versus the twelve months ended September 30, 2016 because of the over $5 million increase in depreciation from the change in control of Dock 79.

Fourth quarter 2017 net income included $12,043,000, or $1.20 per share, due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. The company’s net deferred tax liability was reduced as a result of the lower corporate income tax rates applicable to the Company going forward. The adjustment included $209,000 from reducing the effective tax rate for 2017 from 39.5% to 39.07% as a result of not being required to add to deferred taxes in anticipation of future taxable income in excess of $10 million where the federal rate increases from 34% to 35%. Our tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises, is projected to decrease from 39.07% to 27.05% starting in 2018.

The construction financing for Dock 79 was refinanced and a prepayment penalty of $440,000 and the remaining deferred loan costs of $714,000 were recorded into interest expense in the quarter ending December 31, 2017.

Asset Management

Highlights of 2017

  Revenue was up $1,134,000, or 3.9%, over the twelve months ended September 30, 2016 due to the addition of income producing square feet to our portfolio and increased total occupancy.

	Twelve Months Ended
	December 31		September 30
(dollars in thousands)	2017	%	2016	%	Change	%

Rental revenue	$24,773	82.9%	$23,795	82.8%	$978	4.1%
Revenue-reimbursements	5,100	17.1%	4,944	17.2%	156	3.2%

Total revenue	29,873	100.0%	28,739	100.0%	1,134	3.9%

Depreciation, depletion and amortization	8,110	27.1%	7,689	26.8%	421	5.5%
Operating expenses	3,974	13.3%	4,145	14.4%	(171)	-4.1%
Property taxes	3,156	10.6%	2,718	9.5%	438	16.1%
Management company indirect	834	2.8%	813	2.8%	21	2.6%
Corporate expense	1,917	6.4%	1,591	5.5%	326	20.5%

Cost of operations	17,991	60.2%	16,956	59.0%	1,035	6.1%

Operating profit	$11,882	39.8%	$11,783	41.0%	$99	.8%

Total revenues in this segment were $29,873,000, up $1,134,000 or 3.9%, over the twelve months ended September 30, 2016. The increase in revenue is due to the addition of new buildings and increased total occupancy. Net Operating Income in this segment for 2017 was $22,528,000, compared to $21,944,000 in the twelve months ended September 30, 2016, an increase of 2.7%.

Depreciation and amortization expense increased primarily because of the purchase of the Gilroy Center in Baltimore County in July of 2016 and the completion of a 79,550 square foot warehouse at Hollander Business Park in April 2016 and a 103,448 square foot warehouse at Patriot Business Center in April of 2017.

Corporate expense increased due to a first quarter stock option modification expense of $191,000 and increased internal and external audit expense incurred as a result of the conversion from the previous fiscal year (ending September 30) to one that follows the calendar year.

Mining Royalty Lands Segment Results

Highlights of 2017

  Mining Royalty and rents revenue were down $292,000, or 3.9% versus the twelve months ended September 30, 2016 due to decreases in tonnage at several locations.

	Twelve Months Ended
	December 31		September 30
(dollars in thousands)	2017	%	2016	%

Mining Royalty and rents	$7,153	98.8%	7,443	98.8%
Revenue-reimbursements	88	1.2%	90	1.2%

Total revenue	7,241	100.0%	7,533	100.0%

Depreciation, depletion and amortization	110	1.5%	104	1.4%
Operating expenses	159	2.2%	165	2.2%
Property taxes	240	3.3%	235	3.1%
Corporate expense	167	2.3%	231	3.1%

Cost of operations	676	9.3%	735	9.8%

Operating profit	$6,565	90.7%	$6,798	90.2%

Total revenues in this segment were $7,241,000, a decrease of 3.9%, versus $7,533,000 in the twelve months ended September 30, 2016.  This drop is primarily due a $152,000 decrease in royalties at our Manassas, Va. quarry, an $87,000 decrease in royalties at our Newberry, Fl. location, a $122,000 decrease in royalties at our Keuka, Fl. location, a $160,000 decrease in royalties at our Tyrone, Ga. quarry, a 48,000 decrease in royalties at our quarry in Columbus, Ga., as well as a $254,000 decrease in royalties at our Lake Sand, Fl. location.  Royalties are down in Manassas because of a $107,000 downward adjustment in last year’s royalties that we recorded in September.  Royalties were down in Newberry because of lower volumes than the previous year.  2016 saw a 322,000 ton increase in production at Newberry over the previous year because operational issues in Argos’ cement plants in South Carolina and Alabama caused Newberry to increase production to absorb the volumes of those plants.  Those issues have been fixed and production at Newberry has returned to a level more in line with the growth rate of years prior to 2016.  The dip in royalties at Keuka, like at Newberry, is the result of a return to more normal volumes when compared to the previous year.  In 2016, several golf course construction projects led to increased golf sand production.  Those projects have been completed, and so 2017 golf sand shipments have been reflective of maintenance activities.  Thus Keuka has had lower volumes than the previous year.  Royalties were down in Tyrone and Columbus compared to last year because of excessive rainfall. An additional factor at Columbus was no ongoing projects. Royalties have fallen off in Lake Sand as a consequence of Vulcan having fully depleted our proven reserves there.  Further capital expenditures would be required by our tenant to change their mining plan at Lake Sand and realize more than three million tons of possible reserves, which we do not anticipate any time soon.   Total operating profit in this segment was $6,565,000, a decrease of $233,000 versus $6,798,000 in the twelve months ended September 30, 2016.

In November, Lake County commissioners voted to approve a permit to Cemex to mine our land in Lake Louisa. We expect the county to issue the mining permit during the third quarter of 2018. After an environmental survey and completing the work necessary to prepare this site to become an active sand mine, Cemex expects to begin mining by the end of 2019.

Land Development and Construction Segment Results

Highlights of 2017

  We constructed and fully leased a brand new warehouse, begun construction on our joint venture with St. John Properties, and received formal approval of Phase II of Riverfront on the Anacostia’s Planned Unit Development (PUD).

	Twelve months Ended
	December 31	September 30
(dollars in thousands)	2017	2016	Change

Rental revenue	$785	662	123
Revenue-reimbursements	445	523	(78)

Total revenue	1,230	1,185	45

Depreciation, depletion and amortization	337	258	79
Operating expenses	200	314	(114)
Environmental remediation recovery	—	(1,000)	1,000
Property taxes	1,108	1,522	(414)
Management company indirect	1,113	1,031	82
Corporate expense	1,231	1,258	(27)

Cost of operations	3,989	3,383	606

Operating loss	$(2,759)	(2,198)	(561)

The Land Development and Construction segment is responsible for (i) seeking out and identifying opportunistic purchases of income producing warehouse/office buildings, and (ii) developing our non-income producing properties into income production.

With respect to ongoing projects:

•	During the first quarter, we completed construction of the bulkhead at our 664E property on the Anacostia ahead of schedule and under budget.
•	Our new spec building at Patriot Business Center was placed in service this past April and is currently 100% leased and occupied
•	In February 2017, the D.C. Zoning Commission voted 5-0 in favor of the Planned Unit Development (PUD) of Phase II of our RiverFront on the Anacostia project. This past quarter we finally passed the appeal period for the PUD, and we expect to begin construction in the second quarter of 2018.
•	We are fully engaged in the formal process of seeking PUD entitlements for our 118 acre tract in Hampstead, Md.
•	We made major progress during the third quarter in our joint venture with St. John Properties on what remained of our Windlass Run Business Park. The JV secured financing on a $17,580,000 construction and development loan and began construction on what will be a multi-building business park consisting of approximately 329,000 square feet of office and retail space.
•	In the fourth quarter, we began construction on a 96,047 square foot building at Patriot Business Center that we expect to finish in the second quarter of 2018.

Because of operating losses and depreciation during the lease up of Dock 79, equity in loss of joint ventures was $1,598,000 (including a loss of $40,000 in the Brooksville Joint Venture).

RiverFront on the Anacostia Segment Results

Highlights of 2017:

  Beginning July 1, 2017, the Company consolidated the assets (at current fair value), liabilities and operating results of the joint venture and established the RiverFront on the Anacostia segment as its fourth segment. FRP’s share of prior period results are included in the line Equity in loss of joint ventures in the Company’s overall Consolidated statements of Income.
	Twelve Months Ended
	December 31		September 30
(dollars in thousands)	2017	%	2016	%

Rental revenue	$4,827	99.6%	—	—%
Revenue-reimbursements	20	.4%	—	—%

Total revenue	4,847	100.0%	—	—%

Depreciation and amortization	4,975	102.7%	—	—%
Operating expenses	1,288	26.6%	—	—%
Property taxes	520	10.7%	—	—%
Management company indirect	82	1.7%	—
Corporate expense	65	1.3%	—	—%

Cost of operations	6,930	143.0%	—	—%

Operating profit	$(2,083)	-43.0%	$—	—%

In July 2017, Phase I (Dock 79) of the development known as RiverFront on the Anacostia in Washington, D.C., a 300,000 square foot residential apartment building developed by a joint venture between the Company and MRP, reached stabilization, meaning 90% of the individual apartments have been leased and are occupied by third party tenants. Upon reaching stabilization, the Company has, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the value of the development at the time of stabilization. The attainment of stabilization also resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary.  As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value), liabilities and operating results of the joint venture and established the RiverFront on the Anacostia Segment as its fourth segment. This resulted in a gain on remeasurement of investment of $60.2 million in the third quarter.

At the end of the year, Dock 79 was 96.7% leased and 96.1% occupied. As the first “generation” of leases came up for renewal this year, the renewal rate of 58% during the fiscal year is in line with expectations while the average rent increase of 3.74% during the fiscal year is stronger than we budgeted. Finally, in November, we secured $90 million in permanent financing for Phase I from EagleBank, the proceeds of which were used to pay off $79 million of construction and mezzanine debt. The remainder was distributed pari passu between the Company and our partners.

Fiscal Year 2016 versus 2015

Consolidated Results

(dollars in thousands)	Years Ended September 30,
	2016	2015	Change	%
Revenues:
Rental Revenue	$24,457	$23,410	$1,047	4.5%
Mining Royalty and rents	7,443	5,999	1,444	24.1%
Revenue-Reimbursements	5,557	5,237	320	6.1%
Total Revenues	37,457	34,646	2,811	8.1%
21

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

Income from continuing operations for fiscal 2016 was $12,024,000 or $1.22 per share versus $6,093,000 or $.62 per share in fiscal 2015. Fiscal 2016 included $.43 per share from a gain on land sale of $6,029,000 and income of $1,000,000 from the $3 million environmental claim cash settlement received offset by a $2 million estimated liability for environmental remediation on Phase II. Post Spin-off we reported any net gain/(loss) from the transportation business as “discontinued operations” and we currently have no other discontinued operations being reported. For fiscal 2016 we received no benefit to after tax net income versus a $2,179,000 benefit in fiscal 2015. Additionally, GAAP accounting rules do not allow corporate overhead expense to be allocated to a discontinued operation of the Company which resulted in fiscal 2015 including $1,081,000 of corporate overhead expense to the Company that was associated with the discontinued transportation operations.

Total revenues were up $2,811,000 in fiscal 2016, or 8.1%, versus fiscal 2015. Consolidated adjusted total operating profit in fiscal 2016 (excluding the positive impacts of the environmental settlement/expense (net) in the period and the negative impact of corporate expense not allocable to discontinued operations in the prior year) was up 16% over fiscal 2015.

Asset Management

Highlights of Fiscal 2016

  Revenue was up $1,169,000, or 4.2%, over the same period in the prior year due to the addition of income producing square feet to our portfolio.

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

Total revenues in this segment were $28,739,000 in fiscal 2016, up $1,169,000 or 4.2%, over fiscal 2015. Net operating income in this segment for fiscal 2016 was $21,944,000, compared to $21,043,000 in fiscal 2015, an increase of 4.3%. The increase was due mainly to completion of the third build-to-suit in the middle of the 2nd quarter of 2015, the acquisition of the Port Capital building in October of 2015 and the acquisition of the Gilroy Road building in July of 2016.

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

Total revenues in this segment were $7,533,000 in fiscal 2016, an increase of 23.6%, versus $6,094,000 in fiscal 2015 due to an increase in tons sold. Total operating profit in this segment was $6,798,000 in fiscal 2016, an increase of $2,642,000 (inclusive of a $1,091,000 benefit from the Reallocation), versus $4,156,000 in fiscal 2015.

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

Beyond the aforementioned rezoning of Hampstead and settling the easement at Anacostia, during fiscal 2016 this segment successfully closed on the sale of Phase II of the Windlass Run residential land (a non-income producing property) for $11,288,000. Using $9,900,000 of the proceeds from that sale in a Section 1031 exchange, the Asset Management segment acquired the Port Capital building, a 91,218 square foot, 100% occupied warehouse with first full year projected rental revenue of $594,000. Management successfully completed negotiations and entered into a $3,000,000 settlement of environmental claims against our former tenant at the Riverfront on the Anacostia property and continued to pursue settlement negotiations with other potentially responsible parties. The Company executed a letter of intent with MRP Realty in May 2016 to develop Phase II of the Riverfront on the Anacostia project and recorded an estimated environmental remediation expense of $2.0 million for the Company’s estimated liability under the proposed agreement. Construction of the 79,550 square foot spec warehouse at Hollander Business Park was completed during the third quarter of fiscal 2016 and was transferred to the Asset Management segment for lease-up. Also in the third quarter of fiscal 2016 we started construction on a 103,653 square foot building in Patriot Business Center and pre-leased 51,727 square feet.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company’s businesses requires significant cash needs to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of December 31, 2017, we had no debt borrowed under our $20 million Wells Fargo revolver, $2,297,000 outstanding under letters of credit and $17,703,000 available to borrow under the revolver. The Company closed on a $20 million secured revolver with First Tennessee Bank on July 24, 2015 and as of December 31, 2017, there was no debt borrowed and $20,000,000 available to borrow under the revolver. The Company expects to close on a second facility with First Tennessee Bank with a $20 million ten year term loan secured by to-be-determined collateral. In November, we secured $90 million in permanent financing for Dock 79 from EagleBank, the proceeds of which were used to pay off $79 million of construction and mezzanine debt. The remainder was distributed pari passu between the Company and our partners.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Total cash provided by (used for):
Operating activities	21,059	5,590	19,490	17,226
Investing activities	(17,321)	(5,575)	(15,039)	(9,708)
Financing activities	786	(15)	(4,870)	(8,112)
Increase (decrease) in cash and cash equivalents	4,524	—	(419)	(594)

Outstanding debt at the beginning of the period	40,745	41,932	47,801	55,314
Outstanding debt at the end of the period	118,317	40,745	41,932	47,801

Operating Activities - Net cash provided by operating activities increased $1,569,000 to $21,059,000 for the year ended December 31, 2017 compared to the year ended September 30, 2016. The total of net income plus depreciation, depletion and amortization less gains on sales of property and equipment less gains on remeasurement increased $693,000 versus the year ended September 30, 2016. These changes are described above under “Comparative Results of Operations”. Equity in the loss of joint ventures was $1,598,000 in fiscal 2017 primarily as a result of expenses and depreciation during the lease up of Dock 79. Deferred income tax liabilities increased by $9,527,000 primarily due to consolidation of the assets (at current fair value), liabilities and operating results of the RiverFront joint venture. Income tax receivable was $2,962,000 at December 31, 2017 compared to income tax payable of $13,000 at September 30, 2016, primarily due to the bonus depreciation on Dock 79 and other assets impacted by the enactment of the Tax Cuts and Jobs Act.

In 2016, net cash provided by operating activities was $19,490,000 compared to $17,226,000 in 2015.

Investing Activities - For the year ended December 31, 2017, cash required by investing activities increased $2,282,000 to $17,321,000 over the year ended September 30, 2016.

In 2016, cash required by investing activities was $15,039,000 compared to $9,708,000 in 2015 due to increased construction activity in 2016. Proceeds from the sale of the Windlass Run Residential Phase 2 property of $11,288,000 was used in a tax deferred reverse Section 1031 exchange to acquire the Port Capital property for a total purchase price of $9,900,000. In July, 2016 the Gilroy Road building was purchased for $8,300,000.

Financing Activities – For the year ended December 31, 2017, cash provided by financing activities was $786,000 versus cash required of $4,870,000 in 2016. In November, we secured $90 million in permanent financing for Dock 79 from EagleBank, the proceeds of which were used to pay off $79 million of construction and mezzanine debt. The remainder was distributed pari passu between the Company and our partners.

In 2016, cash required by financing activities was $4,870,000 compared to $8,112,000 in 2015. In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

Credit Facilities - On January 30, 2015, in connection with the Spin-off, the Company terminated its $55 million credit facility entered with Wells Fargo Bank, N.A. in 2012 and simultaneously entered into a new five year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. At the time of the Spin-off, the Company refinanced $10,483,000 of borrowings then outstanding on the terminated revolver. As of December 31, 2017, there was no debt outstanding on the revolver and $2,297,000 outstanding under letters of credit and $17,703,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of December 31, 2017, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $86.3 million combined. The Company was in compliance with all covenants as of December 31, 2017.

During the first quarter of fiscal 2015, the Company announced the execution of a commitment from First Tennessee Bank to provide up to $40 million dollars of mortgage backed financing in two separate facilities. On July 24, 2015 the Company closed on a five year, $20 million secured revolver with a twenty-four month window to convert up to the full amount of the facility into a ten year term loan. Interest accrues at 1.90% over one month LIBOR plus an annual commitment fee of 0.10%. As of December 31, 2017, there was no debt outstanding on the revolver and $20,000,000 available for borrowing. The second facility is a $20 million ten year term loan secured by to-be-determined collateral from our current pool of unencumbered warehouse/office properties. The purpose of these loans is to facilitate growth through new construction in the Land Development and Construction segment and/or acquisition of existing, operating buildings to be added to the Asset Management segment.

On November 17, 2017, Riverfront Holdings I, LLC (the "Joint Venture") refinanced the Dock 79 project pursuant to a Loan Agreement and Deed of Trust Note entered into with EagleBank ("Loan Documents"). The Joint Venture, which was formed between FRP Holdings, Inc. (the "Company") and MRP SE Waterfront Residential, LLC ("MRP") in 2014 in connection with the development of the Riverfront on the Anacostia property, borrowed a principal sum of $90,000,000 in connection with the refinancing. The loan is secured by the Dock 79 real property and improvements, bears a fixed interest rate of 4.125% per annum and has a term of 120 months. During the first 48 months of the loan term, the Joint Venture will make monthly payments of interest only, and thereafter, make monthly payments of principal and interest in equal installments based upon a 30-year amortization period. The loan is a non-recourse loan. However, all amounts due under the Loan Documents will become immediately due upon an event of default by the Joint Venture, such events including, without limitation, Joint Venture's (i) failure to: pay, permit inspections or observe covenants under the Loan Documents, (ii) breach of representations made under the Loan Documents (iii) voluntary or involuntary bankruptcy, and (iv) dissolution, or the dissolution of the guarantor. MidAtlantic Realty Partners, LLC, an affiliate of MRP, has executed a carve-out guaranty in connection with the loan.

Cash Requirements – The Board of Directors has authorized Management to repurchase shares of the Company’s common stock from time to time as opportunities arise. During fiscal 2017 the Company repurchased 2,000 shares of stock. As of December 31, 2017, $4,883,000 was authorized for future repurchases of common stock. The Company does not currently pay any cash dividends on common stock.

The Company expended capital of $16,610,000 during fiscal 2017. These capital expenditures were funded mostly out of cash generation from operations and property sales or partly from borrowings under our credit facilities.

Non-GAAP Financial Measures.

To supplement the financial results presented in accordance with GAAP, FRP presents a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The non-GAAP financial measure included in this Annual Report on Form 10-K is net operating income (NOI). FRP uses this non-GAAP financial measure to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. This measure is not, and should not be viewed as, a substitute for GAAP financial measures.

Net Operating Income Reconciliation
Twelve months ended 12/31/17 (in thousands)
	Asset	Land		Mining	Unallocated	FRP
	Management	Development	Dock 79	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Segment	Expense	Totals
Income (loss) from continuing operations	6,392	(1,677)	39,837	3,956	12,043	60,551
Income Tax Allocation	4,150	(1,082)	13,735	2,569	(12,043)	7,329
Income (loss) from continuing operations before income taxes	10,542	(2,759)	53,572	6,525	—	67,880

Less:
Gain on remeasurement of investment in real estate partnership	—	—	60,196
Lease intangible rents	6	—	—
Unrealized rents	210	—	123
Plus:
Equity in loss of Joint Venture	—	—	1,558
Interest Expense	1,340	—	2,983
Depreciation/Amortization	8,111	335	4,975
Management Co. Indirect	834	1,113	82
Allocated Corporate Expenses	1,917	1,231	65

Net Operating Income (loss)	22,528	(80)	2,916

Net Operating Income Reconciliation
Twelve months ended 9/30/16 (in thousands)

	Asset	Land	Mining	Unallocated	FRP
	Management	Development	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Expenses	Totals

Income from continuing operations	6,188	1,738	4,098	—	12,024
Income Tax Allocation	4,041	1,134	2,676	—	7,851
Inc. from continuing operations before income taxes	10,229	2,872	6,774	—	19,875

Less:
Gains on investment land sold	8	6,006
Lease intangible rents	27	—
Other income	—	2
Plus:
Unrealized rents	95	—
Equity in loss of Joint Venture	—	938
Interest Expense	1,562	—
Depreciation/Amortization	7,689	258
Management Co. Indirect	813	1,031
Allocated Corporate Expenses	1,591	1,257

Net Operating Income	21,944	348

Net Operating Income Reconciliation
Twelve months ended 9/30/15 (in thousands)

	Asset	Land	Mining	Unallocated	FRP
	Management	Development	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Expenses	Totals

Income from continuing operations	6,146	(1,874)	2,480	(659)	6,093
Income Tax Allocation	3,930	(1,199)	1,586	(422)	3,895
Inc. from continuing operations before income taxes	10,076	(3,073)	4,066	(1,081)	9,988

Less:
Lease intangible rents	53	—
Plus: Loss on investment land sold	—	34
Unrealized rents	110	—
Equity in loss of Joint Venture	—	105
Interest Expense	1,964	—
Depreciation/Amortization	6,963	282
Management Co. Indirect	735	912
Allocated Corporate Expenses	1,248	737

Net Operating Income (loss)	21,043	(1,003)

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at December 31, 2017, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Mortgages Including Interest	$175,054	11,042	19,856	19,165	124,991
Purchase Commitments	2,677	2,677	-	-	-

Total Obligations	$177,731	13,719	19,856	19,165	124,991

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

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Revenues:
Rental revenue	$30,385	6,328	24,457	23,410
Mining Royalty and rents	7,153	1,857	7,443	5,999
Revenue – reimbursements	5,653	1,327	5,557	5,237
Total Revenues	43,191	9,512	37,457	34,646

Cost of operations:
Depreciation, depletion and amortization	13,532	2,095	8,051	7,378
Operating expenses	5,621	994	4,624	4,609
Environmental remediation recovery	—	—	(1,000)	—
Property taxes	5,024	1,089	4,475	4,443
Management company indirect	2,029	475	1,844	1,647
Corporate expenses (Note 4 Related Party)	3,380	855	3,080	4,388
Total cost of operations	29,586	5,508	21,074	22,465

Total operating profit	13,605	4,004	16,383	12,181

Interest income	—	—	2	—
Interest expense	(4,323)	(306)	(1,561)	(2,014)
Equity in loss of joint ventures	(1,598)	(1,119)	(978)	(145)
Gain on remeasurement of investment in real estate partnership	60,196	—	—	—

Gain (Loss) on investment land sold	—	—	6,029	(34)

Income from continuing operations before income taxes	67,880	2,579	19,875	9,988
Provision for income taxes	7,329	897	7,851	3,895
Income from continuing operations	60,551	1,682	12,024	6,093

Gain from discontinued transportation operations, net of taxes	—	—	—	2,179

Net income	60,551	1,682	12,024	8,272
Income attributable to noncontrolling interest	18,801	—	—	—

Net income attributable to the Company	$41,750	1,682	12,024	8,272

Earnings per common share:
Income from continuing operations-
Basic	$6.07	0.17	1.22	0.62
Diluted	$6.03	0.17	1.22	0.62
Discontinued operations-
Basic	$—	—	—	0.23
Diluted	$—	—	—	0.22
Net Income-
Basic	$4.19	0.17	1.22	0.85
Diluted	$4.16	0.17	1.22	0.84

Number of shares (in thousands) used in computing:
-basic earnings per common share	9,975	9,879	9,846	9,756
-diluted earnings per common share	10,040	9,923	9,890	9,827

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Revenues:
Net income	$60,551	1,682	12,024	8,272
Other comprehensive income (loss) net of tax:
Spin-off adjustment				(53)
Minimum pension liability	24	(6)	26	7
Comprehensive income	$60,575	1,676	12,050	8,226

Less comp. income attributable to noncontrolling interest	18,801	—	—	—

Comprehensive income attributable to the Company	$41,774	1,676	12,050	8,226

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,	December 31,	September 30,
Assets:	2017	2016	2016
Real estate investments at cost:
Land	$127,700	99,417	99,357
Buildings and improvements	334,327	195,443	193,283
Projects under construction	8,381	11,779	8,592
Total investments in properties	470,408	306,639	301,232
Less accumulated depreciation and depletion	94,804	82,392	80,616
Net investments in properties	375,604	224,247	220,616

Real estate held for investment, at cost	7,176	7,176	7,176
Investment in joint ventures	13,406	22,901	23,854
Net real estate investments	396,186	254,324	251,646

Cash and cash equivalents	4,524	—	—
Cash held in escrow	333	—	—
Accounts receivable, net	1,020	710	987
Federal and state income taxes receivable	2,962	—	—
Unrealized rents	4,311	4,562	4,657
Deferred costs	9,217	6,786	7,321
Other assets	181	178	178
Total assets	$418,734	266,560	264,789

Liabilities:
Line of credit payable	$—	6,665	6,807
Secured notes payable, current portion	4,463	4,526	4,455
Secured notes payable, less current portion	113,854	29,554	30,670
Accounts payable and accrued liabilities	4,370	3,747	4,344
Environmental remediation liability	2,037	2,037	2,037
Bank overdraft	—	254	6
Federal and state income taxes payable	—	887	13
Deferred revenue	1,074	1,126	1,423
Deferred income taxes	25,982	16,455	16,436
Deferred compensation	1,457	1,475	1,453
Deferred lease intangible, net	—	9	14
Tenant security deposits	915	1,005	1,032
Total liabilities	154,152	67,740	68,690

Commitments and contingencies (Note 14 & 15)

Equity:
Common stock, $.10 par value	1,001	991	987
25,000,000 shares authorized,
10,014,667, 9,914,054 and 9,867,279 shares
issued and outstanding, respectively
Capital in excess of par value	55,636	52,647	51,606
Retained earnings	186,855	145,168	143,486
Accumulated other comprehensive income, net	38	14	20
Total shareholders’ equity	243,530	198,820	196,099
Noncontrolling interest MRP	21,052	—	—
Total equity	264,582	198,820	196,099
Total liabilities and shareholders’ equity	$418,734	266,560	264,789

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Cash flows from operating activities:
Net income	$60,551	1,682	12,024	8,272
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Income from discontinued operations, net	—	—	—	(2,179)
Depreciation, depletion and amortization	14,591	2,171	8,288	7,533
Deferred income taxes	9,527	19	1,895	1,572
Equity in loss of joint ventures	1,598	1,119	978	145
Gain on remeasurement of invest in real estate partnership	(60,196)	—	—	—
Loss (gain) on sale of equipment and property	12	—	(6,047)	138
Stock-based compensation	713	79	578	803
Net changes in operating assets and liabilities:
Accounts receivable	(270)	277	(209)	349
Deferred costs and other assets	(1,168)	274	(1,816)	(1,489)
Accounts payable and accrued liabilities	(333)	(895)	3,237	(2,024)
Income taxes payable and receivable	(3,849)	874	406	(965)
Other long-term liabilities	(117)	(10)	156	87
Net cash provided by operating activities of continuing operations	21,059	5,590	19,490	12,242
Net cash provided by operating activities of discontinued operations	—	—	—	4,984
Net cash provided by operating activities	21,059	5,590	19,490	17,226

Cash flows from investing activities:
Investments in properties	(16,610)	(5,407)	(27,554)	(6,493)
Investments in joint ventures	(693)	(168)	(929)	(625)
Proceeds from sale of assets	16	—	13,444	43
Cash at consolidation of real estate partnership	2,295	—	—	—
Cash distributed to non-controlling interest	(2,167)	—	—	—
Cash held in escrow	(162)	—	—	61
Net cash used in investment activities of continuing operations	(17,321)	(5,575)	(15,039)	(7,014)
Net cash used in investing activities of discontinued operations	—	—	—	(2,694)
Net cash used in investing activities	(17,321)	(5,575)	(15,039)	(9,708)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	(254)	248	6	—
Proceeds from long-term debt	90,496	—	—	—
Repayment of long-term debt	(83,608)	(1,088)	(4,179)	(5,402)
Proceeds from borrowing on revolving credit facility	13,420	7,832	29,583	19,400
Payment on revolving credit facility	(20,085)	(7,974)	(31,270)	(21,269)
Debt issue costs	(1,406)	—	(139)	(397)
Repurchase of company stock	(74)	—	(43)	—
Excess tax benefits from exercises of stock options	—	—	—	175
Exercise of employee stock options	2,297	967	1,172	1,012
Net cash provided by (used in) financing activities of continuing operations	786	(15)	(4,870)	(6,481)
Net cash used in financing activities of discontinued operations	—	—	—	(1,631)
Net cash provided by (used in) financing activities	786	(15)	(4,870)	(8,112)

Net increase (decrease) in cash and cash equivalents	4,524	—	(419)	(594)
Cash and cash equivalents at beginning of year	—	—	419	1,013
Cash and cash equivalents at end of the year	$4,524	—	—	419
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$4,673	261	1,538	2,335
Income taxes	$1,657	—	5,565	3,923

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share amounts)

					Accumu-
					lated
					Other
					Compre-	Total
			Capital in		hensive	Share	Non-
	Common Stock		Excess of	Retained	Income, net	Holders’	Controlling	Total
	Shares	Amount	Par Value	Earnings	of tax	Equity	Interest	Equity
Balance at October 1, 2014	9,703,270	$970	$47,892	$157,413	$40	$206,315	$—	$206,315

Exercise of stock options	72,300	7	1,005			1,012		1,012
Excess tax benefits from
exercises of stock options			174			174		174
Stock option compensation			267			267		267
Shares granted to Directors	16,200	2	534			536		536
Spin-off adjustment				(34,188)	(53)	(34,241)		(34,241)
Net income				8,272		8,272		8,272
Minimum pension liability, net					7	7		7

Balance at September 30, 2015	9,791,770	979	49,872	131,497	(6)	182,342	—	182,342

Exercise of stock options	63,730	7	1,165			1,172		1,172
Stock option compensation			166			166		166
Shares granted to Directors	13,200	1	411			412		412
Shares purchased and cancelled	(1,421)		(8)	(35)		(43)		(43)
Net income				12,024		12,024		12,024
Minimum pension liability, net					26	26		26

Balance at September 30, 2016	9,867,279	987	51,606	143,486	20	196,099	—	196,099

Exercise of stock options	46,775	4	962			966		966
Stock option compensation			79			79		79
Net income				1,682		1,682		1,682
Minimum pension liability, net					(6)	(6)		(6)

Balance at December 31, 2016	9,914,054	991	52,647	145,168	14	198,820	—	198,820

Exercise of stock options	92,130	9	2,288			2,297		2,297
Stock option compensation			268			268		268
Shares granted to Directors	10,483	1	444			445		445
Shares purchased and cancelled	(2,000)		(11)	(63)		(74)		(74)
Net income				41,750		41,750		41,750
Non-controlling interest							21,052	21,052
Minimum pension liability, net					24	24		24

Balance at December 31, 2017	10,014,667	1,001	55,636	186,855	38	243,530	21,052	264,582

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - FRP Holdings, Inc. (“FRP” or the “Company”) is a holding company engaged in the real estate business, namely (i) warehouse/office building ownership, leasing and management, (ii) mining royalty land ownership and leasing, (iii) land acquisition, entitlement and development primarily for future warehouse/office building construction, and (iv) leasing and management of a residential apartment building.

On January 30, 2015, FRP completed the tax-free Spin-off (“Spin-off”) of its transportation business into a new, separately traded public company, Patriot Transportation Holding, Inc. (Nasdaq GM: PATI) (“Patriot”). In the Spin-off, FRP distributed all of the outstanding stock of Patriot to FRP's shareholders as of the record date of January 9, 2015. FRP’s shareholders received one share of Patriot for every three shares of FRP owned on the record date. Patriot now is an independent, publicly traded company, and FRP retains no ownership in Patriot. The Company retained the real estate business, which is now the sole business of the Company. See Note 4, regarding more information regarding the spin-off.

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

On December 19, 2016, the Executive Committee of the Board of Directors approved the change in the Company’s fiscal year end from September 30 to December 31. The quarter ending December 31, 2016 was a transition period.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company inclusive of our operating real estate subsidiaries, FRP Development Corp. (“Development”) and Florida Rock Properties, Inc. (“Properties”). Our investment in the Brooksville joint venture and BC FRP Realty joint venture are accounted for under the equity method of accounting (See Note 2). All significant intercompany transactions have been eliminated in consolidation.

Effective July 1, 2017 the Company consolidated the assets (at fair value), liabilities and operating results of our Riverfront Investment Partners I, LLC partnership (“Dock 79”) which was previously accounted for under the equity method. Subsequent to the July 1, 2017 consolidation, the ownership of Dock 79 attributable to our partner MRP Realty is reflected on our consolidated balance sheet as a noncontrolling interest. Such noncontrolling interests are reported on the Consolidated Balance Sheets within equity but separately from shareholders' equity. On the Consolidated Statements of Income, all of the revenues and expenses from Dock 79 are reported in net income, including both the amounts attributable to the Company and the noncontrolling interest. The amounts of consolidated net income attributable to the noncontrolling interest is clearly identified on the accompanying Consolidated Statements of Income.

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

The Company recorded depreciation and depletion expenses for fiscal year 2017, the transition period, fiscal year 2016 and fiscal year 2015 of $9,781,000, $1,778,000, $6,809,000, and $6,195,000, respectively.

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

IMPAIRMENT OF LONG-LIVED ASSETS – The Company reviews its long-lived assets, which include property and equipment and purchased intangible assets subject to amortization for potential impairment annually or whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures.

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

INVESTMENTS - The Company uses the equity method to account for its investment in Brooksville, in which it has a voting interest of 50% and has significant influence but does not have control. The Company also uses the equity method to account for its investment in BC FRP Realty, in which it has a voting interest of 50%. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company’s share of net earnings or losses of the investee, limited to the extent of the Company’s investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee’s revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

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

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact are discussed in Note 9.

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

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives of our mining reserves, property and equipment, provisions for uncollectible accounts receivable and collectibility of unrealized rents, estimates of exposures related to our insurance claims plans and environmental liabilities, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

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

RECENTLY ISSUED ACCOUNTING STANDARDS – In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. Lessees are permitted to make an accounting policy election to not recognize an asset and liability for leases with a term of twelve months or less. Additional qualitative and quantitative disclosures, including significant judgments made by management, will be required. Lessors will account for leases using an approach that is substantially equivalent to existing accounting standards. The new standard will become effective for the Company beginning with the first quarter 2019 and requires a modified retrospective transition approach and includes a number of practical expedients. Early adoption of the standard is permitted. As the Company is primarily a lessor the adoption of this guidance is not expected to have a material impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” which replaces existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. Topic 606 applies to all contracts with customers except those that are within the scope of other topics in the FASB's accounting standards codification. As a result, Topic 606 does not apply to revenue from lease contracts until the adoption of the new leases standard, Topic 842, in January 2019. The majority of the Company's revenue originates from lease contracts and will be subject to Topic 842 to be adopted in January 2019. Upon the adoption of the new leases standard, certain recoveries from tenants may become subject to the revenue standard, which may have a different recognition pattern or presentation than under current GAAP. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date. The new standard is effective beginning with the first quarter of 2018. The Company currently does not expect the adoption of this guidance to result in a material impact on its financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which relates to the financial statement presentation of debt issuance costs. This guidance requires debt issuance costs to be presented in the balance sheet as a reduction of the related debt liability rather than included in the asset deferred costs. The Company adopted this guidance as of October 1, 2016 with retrospective presentation. Unamortized debt issuance costs of $887,000 and $884,000 have been reclassified to offset the related debt as of September 30, 2016 and September 30, 2015, respectively.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. Excess tax benefits for share-based payments are recorded as a reduction of income taxes and reflected in operating cash flows upon the adoption of this ASU. Excess tax benefits were recorded in equity and as financing activity prior to adoption of this ASU. In addition, the guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The Company adopted this guidance prospectively as of October 1, 2016. As a result of this adoption in 2017 we recorded a $14,000 reduction of income tax expense from excess tax benefits on stock option exercises.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The new guidance provides a framework to evaluate when an input and a substantive process are present. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 further states that when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business. The Company adopted this guidance prospectively as of July 1, 2017. This standard will result in building acquisitions being considered an asset rather than a business. This change will result in acquisition costs being capitalized as part of the asset acquisition, whereas prior treatment has them recognized in earnings in the period incurred.

2.	Investments in Joint Ventures.

Brooksville. In 2006, the Company entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2032 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for the year ended December 31, 2017 includes a loss of $40,000 representing the Company’s portion of the loss of this joint venture.

BC FRP Realty (Windlass Run). During the quarter ending March 2016, we entered into an agreement with a Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially calls for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May, 2016. Thereafter, the venture will jointly develop the combined properties into a multi-building business park to consist of approximately 329,000 square feet of single story office space. On September 28, 2017 BC FRP Realty, LLC obtained $17,250,000 of construction financing commitments for 4 buildings through September 15, 2022 and $330,000 for one lot through September 15, 2018 from BB&T at 2.5% over LIBOR. The balance outstanding on these loans at December 31, 2017 was $2,986,739.

Investments in Joint Ventures (in thousands):

					The
					Company's
			Total Assets	Net Loss	Share of Net
		Total	of the	of the	Loss of the
	Ownership	Investment	Partnership	Partnership	Partnership

As of December 31, 2017
RiverFront Holdings I, LLC (1)	—	$—	—	(2,019)	(1,558)
Brooksville Quarry, LLC	50.00%	7,516	14,411	(80)	(40)
BC FRP Realty, LLC	50.00%	5,890	15,027	—	—
Total		$13,406	29,438	(2,099)	(1,598)

As of December 31, 2016
RiverFront Holdings I, LLC	77.14%	$10,151	90,420	(1,446)	(1,115)
Brooksville Quarry, LLC	50.00%	7,522	14,341	(8)	(4)
BC FRP Realty, LLC	50.00%	5,228	10,784	—	—
Total		$22,901	115,545	(1,454)	(1,119)

As of September 30, 2016
39

RiverFront Holdings I, LLC	77.14%	$11,261	85,106	(1,193)	(938)
Brooksville Quarry, LLC	50.00%	7,496	14,350	(80)	(40)
BC FRP Realty, LLC	50.00%	5,097	10,573	—	—
Total		$23,854	110,029	(1,273)	(978)

(1)	The Company consolidated this joint venture effective July 1, 2017 (see Footnote 3).

Balance Sheets at December 31, 2016 and September 30, 2016 (in thousands):

	As of December 31, 2016
	Riverfront	Brooksville	BC FRP
	Holdings I, LLC	Quarry, LLC	Realty, LLC	Total

Cash	$1,023	$18	$21	$1,062
Cash held in escrow	88	—	—	88
Investments in real estate, net	89,309	14,323	10,763	114,395
Total Assets	$90,420	$14,341	$10,784	$115,545

Other Liabilities	$6,348	$1	$47	$6,396
Long-term Debt	69,042	—	—	69,042
Capital – FRP	10,151	7,522	5,228	22,901
Capital - Third Parties	4,879	6,818	5,509	17,206
Total Liabilities and Capital	$90,420	$14,341	$10,784	$115,545

	As of September 30, 2016
	Riverfront	Brooksville	BCF FRP
	Holdings I, LLC	Quarry, LLC	Realty, LLC	Total

Cash	$297	$35	$20	$352
Cash held in escrow	13	—	—	13
Amortizable Debt Costs	1,179	—	—	1,179
Investments in real estate, net	83,617	14,315	10,553	108,485
Total Assets	$85,106	$14,350	$10,573	$110,029

Other Liabilities	$5,140	$65	$17	$5,222
Long-term Debt	63,495	—	—	63,495
Capital - FRP	11,261	7,496	5,097	23,854
Capital - Third Parties	5,210	6,789	5,459	17,458
Total Liabilities and Capital	$85,106	$14,350	$10,573	$110,029

Income statements for the RiverFront Holdings I, LLC, prior to consolidation July 1, 2017 (in thousands):

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Revenues:
Rental Revenue	$3,053	759	127	—
Revenue – Reimbursements	33	19	—	—
Total Revenues	3,086	778	127	—
Cost of operations:
Depreciation and amortization	1,958	819	258	—
Operating expenses	1,096	562	741	108
Property taxes	459	199	41	—
Total cost of operations	3,513	1,580	1,040	108
Total operating profit	(427)	(802)	(913)	(108)
Interest expense	(1,592)	(644)	(280)	—
Net loss of the Partnership	$(2,019)	(1,446)	(1,193)	(108)

The amount of consolidated retained earnings for these joint ventures was $(2,638,000), $(1,667,000), and $(990,000) as of December 31, 2017, December 31, 2016 and September 30, 2016 respectively.

3.	Consolidation of RiverFront Investment Partners I, LLC.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. (“MRP”) to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop and own an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on approximately 2 acres of the roughly 5.82 acre site. The joint venture, RiverFront Investment Partners I, LLC (“RiverFront I”) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 77.14% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. Construction commenced in October 2014, first occupancy was in August 2016. The Company’s equity interest in the joint venture was previously accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

In July 2017, Phase I (Dock 79) reached stabilization, meaning 90% of the individual apartments have been leased and are occupied by third party tenants. Upon reaching stabilization, the Company has, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the contractual payouts assuming a sale at the value of the development at the time of this “Conversion election”.

The attainment of stabilization results in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at fair value), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. In accordance with the terms of the Joint Venture agreements, the Company used the fair value amount at date of conversion and calculated an adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit sharing arrangement and is estimated at 66.0% on a prospective basis.

	As of July 1, 2017 (in thousands)
	Riverfront	Gain on Remeasure-
	Holdings I, LLC	ment	Revised

Land	$7,220	$21,107	$28,327
Building and improvements, net	81,773	34,362	116,135
Value of leases in place	—	4,727	4,727
Cash	2,295	—	2,295
Cash held in escrow	171	—	171
Accounts receivable	40	—	40
Prepaid expenses	142	—	142
Total Assets	$91,641	$60,196	$151,837

Long-term Debt	$78,587	$—	$78,587
Amortizable debt costs	(852)	—	(852)
Other liabilities	905	—	905
Equity – FRP	8,583	39,727	48,310
Equity – MRP	4,418	20,469	24,887
Total Liabilities and Capital	$91,641	$60,196	$151,837

4.	Spin-off.

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

The results of operations associated with discontinued operations for fiscal 2015 were as follows (in thousands):

Year ended
September 30,
2015
Revenue	$41,800

Cost of operations	38,195
Operating profit	3,605
Interest expense	(33)
Income before income taxes	3,572
Provision for income taxes	1,393
Income from discontinued operations	$2,179

5.	Related Party Transactions.

The Company is a party to a Transition Services Agreement which resulted from our January 30, 2015 spin-off of Patriot Transportation Holding, Inc. (Patriot). The Transition Services Agreement sets forth the terms on which Patriot will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers. The boards of the respective companies amended and extended this agreement for one year effective April 1, 2017.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $1,580,000, $377,000, $1,542,000 and $2,211,000 for fiscal 2017, the transition period, fiscal 2016 and 2015, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as part of corporate expenses.

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

As a result of the Spin-off the former transportation segment of the Company is reported as a discontinued operation and thus is not allowed any corporate overhead allocation. Hence, all corporate overhead of the transportation group through the date of the Spin-off is included in “corporate expense” on the Company’s consolidated income statements. The consolidated statements of income reflect charges and/or allocation for these services of $1,081,000 for fiscal 2015.

6.	Debt.

Debt is summarized as follows (in thousands):

	Year ended	Three months ended	Year ended
	December 31,	December 31,	September 30,
	2017	2016	2016
Revolving credit agreements	$—	6,665	6,807
5.6% to 7.9% mortgage notes
due in installments through 2027	29,664	34,080	35,125
Riverfront permanent loan	88,653	—	—
	118,317	40,745	41,932
Less portion due within one year	4,463	4,526	4,455
	$113,854	36,219	37,477

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to December 31, 2017 is: 2018 - $4,463,000; 2019 – $3,908,000; 2020 - $3,701,000; 2021 - $3,456,000; 2022 - $4,177,000 and subsequent years - $98,612,000.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $186,181,000 at December 31, 2017.

On January 30, 2015, the Company entered into a five year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. As of December 31, 2017, there was no debt outstanding on the revolver, $2,297,000 outstanding under letters of credit and $17,703,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined which excludes FRP RiverFront. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of December 31, 2017, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $86.3 million combined. The Company was in compliance with all covenants as of December 31, 2017.

On July 24, 2015 the Company closed on a five year, $20 million secured revolver with First Tennessee Bank with a twenty-four month window to convert up to the full amount of the facility into a ten year term loan. Interest accrues at 1.90% over one month LIBOR plus an annual commitment fee of 0.10%. As of December 31, 2017, there was no debt outstanding on the revolver and $20,000,000 available for borrowing. The second facility is a $20 million ten year term loan secured by to-be-determined collateral from our current pool of unencumbered warehouse/office properties. The purpose of these loans is to facilitate growth through new construction in the Land Development and Construction segment and/or acquisition of existing, operating buildings to be added to the Asset Management segment.

Effective July 1, 2017 the Company consolidated the assets (at current fair value), liabilities and operating results of our Riverfront Investment Partners I, LLC partnership (“Dock 79”) which was previously accounted for under the equity method. As such the full amount of our construction loan and secondary financing were recorded in the consolidated financial statements.

Effective August 7, 2014, the Dock 79 obtained a commitment for a construction loan from a financial institution in the principal amount of $65,000,000 to fund certain development and construction costs of the Dock 79. The initial maturity date of the loan is the earlier of (i) August 7, 2018, or (ii) the date to which the loan is accelerated pursuant to certain terms as outlined in the agreement. The interest rate on the loan through the initial maturity date is based on the 2.35% over one month LIBOR. This loan was paid in full on November 17, 2017. Also effective August 7, 2014, Dock 79 partnership member EB5 Capital-Jobs Fund 8, L.P. made an initial capital contribution of $17 million in cash into an escrow account with a financial institution all of which were used for construction. Associated with the $17 million cash contribution, EB5 is entitled to earn an investment return. The investment return requires the Dock 79 to pay interest monthly based on an annual rate of 4.95% for the first 5 years. Due to the mandatory redemption requirements associated with the EB5 financing arrangement, the related investment was classified as a liability on the balance sheets. EB5 was paid in full on November 17, 2017. Subsequent to the repayment of the investment return, EB5 is no longer a partner in the Dock 79. A prepayment penalty of $440,000 and the remaining deferred loan costs of $714,000 were recorded into interest expense in the quarter ending December 31, 2017.

On November 17, 2017, Dock 79’s construction loan and EB5 investment were refinanced by borrowing a principal sum of $90,000,000 pursuant to a Loan Agreement and Deed of Trust Note entered into with EagleBank ("Loan Documents"). The loan is secured by the Dock 79 real property and improvements, bears a fixed interest rate of 4.125% per annum and has a term of 120 months. During the first 48 months of the loan term, the Joint Venture will make monthly payments of interest only, and thereafter, make monthly payments of principal and interest in equal installments based upon a 30-year amortization period. The loan is a non-recourse loan. However, all amounts due under the Loan Documents will become immediately due upon an event of default by the Joint Venture, such events including, without limitation, Joint Venture's (i) failure to: pay, permit inspections or observe covenants under the Loan Documents, (ii) breach of representations made under the Loan Documents (iii) voluntary or involuntary bankruptcy, and (iv) dissolution, or the dissolution of the guarantor. MidAtlantic Realty Partners, LLC, an affiliate of MRP, has executed a carve-out guaranty in connection with the loan.

During fiscal 2017, the transition period, fiscal 2016 and 2015 the Company capitalized interest costs of$1,026,000, $328,000, $1,086,000, and $1,041,000, respectively.

In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

7.	Leases.

At December 31, 2017, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$35,294
Commercial property	440,083
475,377
less accumulated depreciation and depletion	93,581
$381,796

The minimum future straight-lined rentals due the Company on noncancelable leases as of December 31, 2017 are as follows: 2018 - $33,347,000; 2019 - $26,118,000; 2020 - $21,938,000; 2021 - $18,400,000; 2022 - $15,058,000; 2023 and subsequent years $56,149,000.

8.	Earnings per Share.

The following details the computations of the basic and diluted earnings per common share ( in thousands, except per share amounts):

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	9,975	9,879	9,846	9,756

Common shares issuable under share
based payment plans which are
potentially dilutive	65	44	44	71

Common shares used for diluted
earnings per common share	10,040	9,923	9,890	9,827

Income from continuing operations	$41,750	1,682	12,024	6,093
Discontinued operations	—	—	—	2,179
Net income attributable to the Company	$41,750	1,682	12,024	8,272

Basic earnings per common share:
Income from continuing operations	$4.19	0.17	1.22	0.62
Discontinued operations	—	—	—	0.23
Net income attributable to the Company	$4.19	0.17	1.22	0.85

Diluted earnings per common share
Income from continuing operations	$4.16	0.17	1.22	0.62
Discontinued operations	—	—	—	0.22
Net income attributable to the Company	$4.16	0.17	1.22	0.84

For 2017, the transition period, 2016, and 2015, 48,122, 61,640, 72,090, and 56,110 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

9.	Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2006 Stock Incentive Plan and the 2016 Equity Incentive Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2016 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 544,217 at December 31, 2017.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 32% and 43%, risk-free interest rate of .6% to 4.2% and expected life of 3.0 to 7.0 years.

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

As previously disclosed, Thompson S. Baker II resigned from his position as CEO and from the board of directors on March 13, 2017. In recognition of his outstanding service to the Company, the Board approved the vesting of all of Mr. Baker's outstanding FRP stock options, which expired 90 days following the termination of his employment. The vesting of Mr. Baker’s outstanding FRP options that were issued prior to the spin-off required Patriot to record modification stock compensation expense of $150,000. FRP reimbursed Patriot for this cost under the transition services agreement. The vesting of Mr. Baker’s outstanding FRP options that were issued subsequent to the spin-off required modified stock compensation expense of $41,000.

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Stock option grants	$268	79	166	267
Annual director stock award	445	—	412	536
	$713	79	578	803

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)
Outstanding at
October 1, 2014	326,830	$25.43	5.0	$3,481
Spin-off adjustment				$(865)
Spin-off conversion	17,795	$20.63		$155
Granted	39,425	$26.97		$432
Forfeited	(6,000)	$14.97		$(35)
Exercised	(72,300)	$13.31		$(430)
Outstanding at
September 30, 2015	305,750	$21.90	5.9	$2,738
Granted	21,540	$31.15		$272
Exercised	(63,730)	$18.39		$(471)
Outstanding at
September 30, 2016	263,560	$23.50	5.6	$2,539
Granted	19,600	$39.00		$297
Exercised	(46,775)	$20.66		$(396)
Outstanding at
December 31, 2016	236,385	$25.35	6.1	$2,440
Granted	30,255	$43.45		$440
Modification	—	$30.21		$(137)
Exercised	(92,130)	$24.93		$(842)
Outstanding at
December 31, 2017	174,510	$28.70	6.0	$1,901
Exercisable at
December 31, 2017	129,916	$25.66	5.1	$1,223
Vested during
twelve months ended
December 31, 2017	41,810			$405

The following table summarizes information concerning stock options outstanding at December 31, 2017:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$24.76 - $37.25	7,084	26.97	6.9
$37.26 - $41.39	37,510	39.59	9.0
	44,594	$37.58	8.7	Years
Exercisable:
$16.51 - $24.75	14,100	16.72	3.9
$24.76 - $37.25	73,928	22.06	3.9
$37.26 - $41.39	41,888	35.01	7.6
	129,916	$25.66	5.1	Years
Total	174,510	$28.70	6.0	Years

The aggregate intrinsic value of exercisable in-the-money options was $2,418,000 and the aggregate intrinsic value of outstanding in-the-money options was $2,719,000 based on the market closing price of $44.25 on December 29, 2017 less exercise prices.

The unrecognized compensation cost of options granted to FRP employees but not yet vested as of December 31, 2017 was $583,000, which is expected to be recognized over a weighted-average period of 4.1 years.

Gains of $1,634,000 were realized by option holders during the year ended December 31, 2017. Patriot realized the tax benefits of $1,525,000 of these gains because these options were exercised by Patriot employees for options granted prior to the spin-off.

10.	Income Taxes.

Fourth quarter 2017 net income included $12,043,000, or $1.20 per share, due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. The company’s net deferred tax liability was reduced as a result of the lower corporate income tax rates applicable to the Company going forward. The adjustment included $209,000 from reducing the effective tax rate for 2017 from 39.5% to 39.07% as a result of not being required to add to deferred taxes in anticipation of future taxable income in excess of $10 million where the federal rate increases from 34% to 35%. Our tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises, is projected to decrease from 39.07% to 27.05% starting in 2018.

Income tax expense may differ from the above estimate, possibly materially, due to, changes in interpretations of the Tax Act or related accounting guidance, the projected deferred tax changes for fiscal 2018, and projected effective state tax rates. We currently anticipate finalizing and recording any resulting adjustments by the end of our current fiscal year ending December 31, 2018.

The provision for income taxes for continuing operations consists of the following (in thousands):

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Current:
Federal	$(1,763)	693	4,807	1,803
State	(429)	185	1,165	524
	(2,192)	878	5,972	2,327
Deferred	9,521	19	1,879	1,568

Total	$7,329	897	7,851	3,895

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Amount computed at statutory
Federal rate	$16,723	777	6,797	3,396
State income taxes (net of Federal
income tax benefit)	2,476	115	1,002	504
Tax Cut and Jobs Act of 2017	(11,834)	—	—	—
Other, net	(36)	5	52	(5)
Provision for income taxes	$7,329	897	7,851	3,895

In this reconciliation, the category “Other, net” consists of changes in unrecognized tax benefits, permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities are presented below (in thousands):

	As of	As of	As of
	December 31,	December 31,	September 30,
	2017	2016	2016
Deferred tax liabilities:
Property and equipment	$25,212	15,127	15,197
Depletion	660	776	526
Unrealized rents	1,166	1,786	1,823
Prepaid expenses	431	763	913
Gross deferred tax liabilities	27,469	18,452	18,459
Deferred tax assets:
Employee benefits and other	1,487	1,997	2,023
Gross deferred tax assets	1,487	1,997	2,023
Net deferred tax liability	$25,982	16,455	16,436

The Company has no unrecognized tax benefits.

FRP tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of December 31, 2017, the earliest tax year that remains open for audit in the Unites States is 2012.

11.	Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $54,000 in fiscal 2017, $16,000 in the transition period, $51,000 in fiscal 2016 and $45,000 in fiscal 2015.

The Company has a defined benefit pension plan, the Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2017, the transition period, fiscal 2016 and 2015 was $12,000, $13,000, $161,000 and $163,000, respectively. The accrued benefit under this plan as of December 31, 2017, December 31, 2016 and September 30, 2016 was $1,457,000, $1,475,000 and $1,485,000 respectively.

12.	Business Segments.

The Company is reporting its financial performance based on four reportable segments, Asset Management, Mining Royalty Lands, Land Development and Construction and RiverFront on the Anacostia, as described below.

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

Through our Land Development and Construction segment, we own and are continuously monitoring for their “highest and best use” several parcels of land that are in various stages of development.  Our overall strategy in this segment is to convert all of our non-income producing lands into income production through (i) an orderly process of constructing new buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties.

In July 2017, Phase I (Dock 79) of the development known as RiverFront on the Anacostia in Washington, D.C., a 300,000 square foot residential apartment building developed by a joint venture between the Company and MRP SE

Waterfront Residential, LLC (“MRP”), reached stabilization, meaning 90% of the individual apartments have been leased and are occupied by third party tenants. Upon reaching stabilization, the Company has, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the value of the development at the time of stabilization. The attainment of stabilization also resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value), liabilities and operating results of the joint venture as a new segment called RiverFront on the Anacostia.

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

Operating results and certain other financial data for the Company’s business segments are as follows (in thousands):

	Year ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	2017	2016	2016	2015
Revenues:
Asset management	$29,873	7,321	28,739	27,570
Mining royalty lands	7,241	1,880	7,533	6,094
Land development and construction	1,230	311	1,185	982
RiverFront on the Anacostia	4,847	—	—	—
	$43,191	9,512	37,457	34,646
Operating profit:
Before corporate expenses:
Asset management	$13,799	3,509	13,374	13,288
Mining royalty lands	6,732	1,750	7,029	5,478
Land development and construction	(1,528)	(400)	(940)	(2,197)
RiverFront on the Anacostia	(2,018)	—	—	—
Corporate expenses:
Allocated to asset management	(1,917)	(485)	(1,591)	(1,248)
Allocated to mining royalty	(167)	(42)	(231)	(1,322)
Allocated to land development and construction	(1,231)	(328)	(1,258)	(737)
Allocated to RiverFront on the Anacostia	(65)	—	—	—
Unallocated to discontinued operations	—	—	—	(1,081)
	(3,380)	(855)	(3,080)	(4,388)
	$13,605	4,004	16,383	12,181
Interest expense:
Asset management	$1,340	306	1,561	2,014
RiverFront on the Anacostia	2,983	—	—	—
	$4,323	306	1,561	2,014

Depreciation, depletion and amortization:
Asset management	$8,110	2,005	7,689	6,963
Mining royalty lands	110	35	104	133
Land development and construction	337	55	258	282
RiverFront on the Anacostia	4,975	—	—	—
	$13,532	2,095	8,051	7,378
Capital expenditures:
Asset management	$6,913	1,199	20,747	2,408
Mining royalty lands	—	2	205	—
Land development and construction	8,840	4,206	6,602	4,085
RiverFront on the Anacostia	857	—	—	—
	$16,610	5,407	27,554	6,493

Identifiable net assets at end of period:
Asset management	$179,654	169,736	170,562	151,023
Mining royalty lands	38,656	39,259	39,570	39,300
Land development and construction	46,684	57,126	54,157	60,682
RiverFront on the Anacostia	144,386	—	—	—
Cash items	4,524	—	—	419
Unallocated corporate assets	4,830	439	500	1,054
	$418,734	266,560	264,789	252,478

13.	Fair Value Measurements.

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

As of December 31, 2017 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis. At December 31, 2017, December 31, 2016 and September 30, 2016, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company’s other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2017, the carrying amount and fair value of such other long-term debt was $118,317,000 and $122,271,000, respectively. At December 31, 2016, the carrying amount and fair value of such other long-term debt was $40,745,000 and $43,747,000, respectively. At September 30, 2016, the carrying amount and fair value of such other long-term debt was $41,932,000 and $46,216,000, respectively.

14.	Contingent Liabilities.

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

Preliminary testing on the site of the Company's four phase master development known as RiverFront on the Anacostia in Washington, D.C. indicated the presence of contaminated material that will have to be specially handled upon excavation in conjunction with construction. The Company agreed with our joint venture partner to bear the cost of handling the contaminated materials on the first phase of this development up to a cap of $1.871 million. As of

September 30, 2016, the excavation and foundation work for Phase 1 were substantially complete and the total remediation expense was $1.833 million. During the quarter ending December 31, 2015, management successfully completed negotiations and entered into a $3,000,000 settlement of environmental claims on all four phases against our former tenant at the Riverfront on the Anacostia property and continues to pursue settlement negotiations with other potentially responsible parties. The Company executed a letter of intent with MRP Realty in May 2016 to develop Phase II of the Riverfront on the Anacostia project and recorded an estimated environmental remediation expense of $2.0 million for the Company’s estimated liability under the proposed agreement. The Company has no obligation to remediate this contamination on Phases III and IV of the development until such time as it makes a commitment to commence construction on each phase. The Company's actual expense to address this issue may be materially higher or lower than the expense previously recorded depending upon the actual costs incurred.

15.	Commitments.

The Company, at December 31, 2017, had entered into various contracts to develop real estate with remaining commitments totaling $2,677,000.

16.	Concentrations.

One tenant accounts for 10% of the Company’s consolidated revenues during 2017.  The mining royalty lands segment has a total of four tenants currently leasing mining locations and one lessee that accounted for 13.6% of the Company’s consolidated revenues during 2017 and $190,000 of accounts receivable at December 31, 2017.  The termination of these lessees’ underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with First Tennessee Bank.  At times, such amounts may exceed FDIC limits.

17.	Unusual or Infrequent Items Impacting Quarterly Results.

In January 2015 the Company prepaid the $1,314,000 remaining principal balance on 8.55% and 7.95% mortgages. The prepayment penalty of $116,000 is included in interest expense. The remaining deferred loan costs of $15,000 were also included in interest expense.

Costs of operations for the land development and construction segment for the quarter ending December 31, 2015 includes a $3,000,000 positive benefit from settlement of environmental claims against our former tenant at the Riverfront on the Anacostia property (see Note 14).

Gain on investment land sold for the quarter ending December 31, 2015 includes $6,277,000 gain on the sale of phase 2 of Windlass Run residential property.

Costs of operations for the land development and construction segment for the quarter ending June 30, 2016 includes a $2,000,000 expense for estimated environmental remediation liability on Phase II of the Riverfront on the Anacostia property (see Note 14).

On July 1, 2017, the Company consolidated the assets (at fair value), liabilities and operating results of the Dock 79 joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest.

The construction financing for Dock 79 was refinanced and a prepayment penalty of $440,000 and the remaining deferred loan costs of $714,000 were recorded into interest expense in the quarter ending December 31, 2017.

Fourth quarter 2017 net income included $12,043,000, or $1.20 per share, due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017.

18.	Real Estate Business Park Acquisitions.

The Company has allocated the purchase price of the property acquisitions based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including in-place leases and below market leases.  These deferred leasing intangible assets are recorded within Deferred Costs and Deferred lease intangible, net in the consolidated balance sheets. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

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

In-place
Leases
Initial Values	$1,126
Annual Amortization:
2016	$104
3 months ended December 31, 2016	28
2017	114
2018	114
2019	114
2020	114
2021	114

2022	114

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

In-place
Leases
Initial Values	$277
Annual Amortization:
2016	$55
3 months ended December 31, 2016	55
2017	167

DOCK 79 – The Company will recognize the amortization related to the Dock 79 intangible assets (Note 3) according to the following schedule (in thousands):

In-place
Leases
Initial Values	$4,727
Annual Amortization:
2017	$2,501
2018	2,201
2019	25

19.	Intangible Assets.

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

The gross amounts and accumulated amortization of identifiable intangible assets are as follows (in thousands):

	December 31, 2017		December 31, 2016		September 30, 2016
	Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
In-place leases (useful life 7-8 years)	$7,515	4,206	2,788	1,300	2,788	1,175
Above Market leases (useful life 5 years)	48	27	48	24	48	23
	$7,563	4,233	2,836	1,324	2,836	1,198

	December 31, 2017		December 31, 2016		September 30, 2016
	Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization
Amortizable intangible liabilities:
Below Market leases (useful life 4-5 years)	$220	220	220	211	220	206
	$220	220	220	211	220	206

Report of Management

Management's Responsibility for the Financial Statements

Management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report on Form 10-K. The financial statements were prepared in conformity with accounting principles generally accepted in the United States appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report on Form 10-K is consistent with that in the financial statements.

Management of the Company is responsible for establishing and maintaining a system of internal controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. Our internal control system is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by our Company's Board of Directors, applicable to all officers and employees of our Company and subsidiaries.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2017.

The Company's independent auditors, Hancock Askew& Co., LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company's Board of Directors, subject to ratification by our Company's shareowners. Hancock Askew & Co., LLP has audited and reported on the consolidated financial statements of FRP Holdings, Inc. and the Company's internal control over financial reporting. The reports of the independent auditors are contained in this annual report.

Audit Committee's Responsibility

The Audit Committee of our Company's Board of Directors, composed solely of Directors who are independent in accordance with the requirements of the Nasdaq Stock Market listing standards, the Exchange Act, and the Company's Corporate Governance Guidelines, meets with the independent auditors, management and internal auditors periodically to discuss internal controls and auditing and financial reporting matters. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Audit Committee. Our Audit Committee's Report can be found in the Company's 2018 Proxy Statement.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

FRP Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. (the “Company”) as of December 31, 2017 and 2016 and September 30, 2016, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2017, the three month period ended December 31, 2016 and the years ended September 30, 2016 and 2015, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and September 30, 2016, and the results of their operations and their cash flows for the year ending December 31, 2017, the three month period ended December 31, 2016 and the years ended September 30, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 16, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Hancock Askew & Co., LLP

We have served as the Company’s auditor since 2006.

Savannah, Georgia

March 16, 2018

Report of Independent Registered Certified Public Accounting Firm

on Internal Control Over Financial Reporting

The Shareholders and Board of Directors

FRP Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited FRP Holdings, Inc. (the “Company’s”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016 and September 30, 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for the year ended December 31, 2017, the three month period ended December 31, 2016 and the years ended September 30, 2016 and 2015, and the related notes to the consolidated financial statements and our report dated March 16, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Respectfully submitted,

Hancock Askew & Co., LLP

Savannah, Georgia

March 16, 2018

DIRECTORS AND OFFICERS

Directors

John D. Baker II (1)

Chief Executive Officer of the Company

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

John D. Baker II

Chief Executive Officer

John D. Milton, Jr.

Executive Vice President, Treasurer, Secretary

and Chief Financial Officer

David H. deVilliers, Jr.

President

President, FRP Development Corp. and

Florida Rock Properties, Inc.

John D. Klopfenstein

Controller and Chief Accounting Officer

FRP Holdings, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Tuesday, May 8, 2018, at The River Club, Ortega Room, on the 34th floor of the Wells Fargo Building, One Independent Drive, Jacksonville, Florida.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: FRPH)

Form 10-K

Shareholders may receive, without charge, a copy of FRP Holdings, Inc.’s annual report on Form 10-K for the year ended December 31, 2017 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.frpholdings.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

