Form 10-K, Exhibit 13
period 2018-12-31
FRP HOLDINGS, INC.
filed 2019-03-15
CIK 844059

Annual Report 2018

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share amounts)

	Twelve months ended
	December 31,	December 31,	%
	2018	2017	Change

Revenues	$22,022	15,602	41.1
Operating profit	$1,962	1,041	88.5
Gain on remeasurement of investment in real estate partnership	$—	60,196	(100.0)
Income from continuing operations	$959	49,548	(98.1)
Income from discontinued operations, net	$122,129	11,003	1,010.0
Income (loss) attributable to noncontrolling interest	$(1,384)	18,801	(107.4)
Net income attributable to the Company	$124,472	41,750	198.1

Per common share:
Income from continuing operations:
Basic	$0.10	4.97	(98.0)
Diluted	$0.09	4.94	(98.2)
Income from discontinued operations, net:
Basic	$12.16	1.10	1005.5
Diluted	$12.09	1.10	999.1
Net income attributable to the Company:
Basic	$12.40	4.19	195.9
Diluted	$12.32	4.16	196.2

Total Assets	$505,488	418,734	20.7
Total Debt (including discontinued operations)	$88,789	118,317	(25.0)
Shareholders' Equity	$364,607	243,530	49.7
Common Shares Outstanding	9,969	10,015	(0.5)
Book Value Per Common Share	$36.57	24.32	50.4

BUSINESS. FRP Holdings, Inc. is a holding company engaged in the real estate business, namely (i) leasing and management of commercial properties owned by the Company, (ii) leasing and management of mining royalty land owned by the Company, (iii) real property acquisition, entitlement, development and construction primarily for apartment, retail, warehouse, and office, (iv) leasing and management of a residential apartment building. The Company disposed of all but one of its warehouse properties in May 2018. The Company’s operating subsidiaries are FRP Development Corp. and Florida Rock Properties, Inc.

STRATEGY. Our strategy will consist of a re-deployment of proceeds from the May 2018 warehouse sale into asset classes that allow management to exploit its knowledge and expertise. The asset classes of choice are mix-use, raw land, existing buildings, and strategic partnerships located in core markets with growth potential. Emphasis will be placed on generating returns through opportunistic disposition versus cash-flow and long-term appreciation.

OBJECTIVE. We strive to improve shareholder value through (1) active engagement with properties and partners to grow asset value, (2) contributing our operating expertise and connections to maximize value and NOI growth, and (3) manage our capital structure in an efficient and responsible manner, with a watchful eye on projected future market conditions and trends to facilitate timely disposition of selected assets, (4) balancing growth against market pressure.

To Our Shareholders,

2018 was among the more important years in the history of this company. Our mining royalty segment had its biggest year ever in terms of both revenue and operating profit; we began construction at Hollander Business Park on our very first 32-foot clear building; and we broke ground on Phase II of RiverFront on the Anacostia, now known as “The Maren.” But all of those events, important as they are, pale in comparison to the importance of the sale of our industrial real estate portfolio. This asset sale provides us with substantial liquidity as we head into a period of time when dry powder may prove to be at a premium. At the very least, it gives us the very enviable problem of what to do with a substantial amount of money. We have said before that because we believe we sold at the top, we are not anxious to turn around and reinvest at the top. Though we believe there are still some investment opportunities out there right now that make financial sense—our most recent joint venture with MidAtlantic Realty Partners (MRP) in northeast Washington, DC is an excellent example—we would like to hold on to most of the cash until asset prices cool off and the economic future becomes a little clearer. In the event of a rainy day, we would like to be the company selling umbrellas.

Asset Management

The vast majority of what constituted our asset management segment was part of the asset sale earlier this year. As a result, most of the segment was reclassified as discontinued operations and all that remains of the segment are three office properties. Total revenues in this segment were $2,309,000, up $25,000 or 1.1%, over the same period last year. Operating profit was $898,000, up $17,000 compared to last year.

Mining Royalty

Total revenues in this segment were $8,139,000 versus $7,241,000 in the same period last year. Total operating profit in this segment was $7,290,000, an increase of $725,000 versus $6,565,000 in the same period last year. As mentioned previously, this is this segment’s most financially successful year ever and it really speaks to both the economic recovery of the markets served by our properties since the downturn as well as the pricing power of the aggregates industry.

Pervading most businesses and financial markets is a growing concern that the economy has peaked, and a recession is imminent. While it is inevitable that this period of economic growth, almost unprecedented in its length, will eventually come to an end, there are a number of factors in the aggregates industry to temper even the most pessimistic economic forecasts. Aggregates consumption is still well below its peak both at a national level (2.4 billion tons in 2017 vs 3.4 billion in 2006) and for this company (8 million tons this year vs. 11 million tons in 2006). These numbers do not necessarily indicate that there is room to grow volumes, but rather that if this is the peak, it is a significantly less frothy peak with a less precipitous drop than the industry experienced after 2006. Furthermore, this sustained period of low unemployment has created a meaningful backlog of projects. The bottleneck of labor, while mitigating the degree to which our industry could grow, has kept and probably will continue to keep demand steady. Still looming and still elusive is the overhaul of our nation’s infrastructure. The need is real as is the political consensus from both parties. Though it remains to be seen when urgency and need will translate into action, it is a matter of ‘when” and not “if.”

Our reserves of more than half a billion tons represent a “long” bet on the Virginia, Georgia, and Florida markets served by our properties. Both the mining leases and the potential “second lives” of these properties reflect our confidence in the long term future growth in this segment.

Development

Our overall goal in this segment is to convert all our non-income producing lands into income production. Whether through the orderly development of our existing properties, joint ventures, and/or selling land to acquire developed assets, this segment is how we leverage and convert potential shareholder value into actual income.

In keeping with this plan, during the second quarter of 2018, we began construction on a 94,350-square-foot spec building at Hollander Business Park. This Class “A” facility will be our first building with a 32-foot clear and should come on line in the second quarter of 2019. This year we also made major progress in our joint venture with St. John Properties on what remained of our Windlass Run Business Park. The joint venture finished shell construction on its two office buildings in November 2018, while shell construction on the two retail buildings wrapped up in January 2019. We are now in the process of leasing up the space.

In April, we began construction on Phase II of our RiverFront on the Anacostia project, now known as “The Maren.” The building will house 264 apartments and 7,000 square feet of retail space with construction expected to be competed in the first half of 2020. Finally, in December 2018, the Company entered into a joint venture agreement with MRP for the first phase of a multifamily, mixed-use project in northeast Washington, DC along the Metro known as “Bryant Street.” FRP contributed $32 million in cash for the purchase of common equity and another $23 million in cash for the purchase of preferred equity to the joint venture. The development is in what is known as an “Opportunity Zone” and will defer and possibly reduce the tax liability related to this past year’s asset sale.

The remaining pad sites in our inventory today are fully entitled, located in business parks in two different submarkets in the Baltimore area, and can support an additional +/- 500,000 square feet of warehouse/office buildings. We plan to develop them in a timely, deliberate manner and find a buyer once each building is fully leased.

Beyond our potential commercial sites, we have three interesting pieces of property in Square 664E, the former Hampstead Trade Center, and our Ft. Myers quarry.

Square 664E, our two acres on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, is approximately one mile down river from Dock 79, the Maren, and the remaining two phases of our RiverFront on the Anacostia property. This property is currently under lease to Vulcan Materials until 2021 with an option to renew through 2026. As development continues in the Buzzard Point area surrounding the D.C. United’s newly opened Audi Field, this property may prove to be our next RiverFront.

Though Hampstead was originally purchased as a commercial business park, management determined that the best use for the property was residential, and we have sought to rezone the property for that use in order to sell it and redeploy this capital into assets with more near-term income producing potential. We are fully engaged in the formal process of seeking PUD entitlements for this 118-acre tract.

Finally, now that Vulcan is starting to mine the reserves at Ft. Myers, we anticipate that the second life of that quarry will be upon us within eight years. Once our reserves are depleted on the developable segment of the property, we will have land in place around two lakes sufficient to accommodate up to 105 one-acre, waterfront, residential lots. The sale of that many lots of that size in that market should provide significant value to our shareholders.

We will continue to monitor all our sites and their markets and remain opportunistic regarding their best use.

Stabilized Joint Venture

2018 was the first full year of having Dock 79 consolidated on to the Company’s books. Average occupancy for 2018 was 94.77% and at the end of the year, Dock 79 was 96.39% leased and 95.08% occupied. Over the course of the year, 58.40% of expiring leases renewed with an average increase in rent of 3.29%. The strength of these numbers, particularly the ability to push rents as more and more supply has entered that submarket, speaks to what a special property this is.

In the twelve months since this letter last found you, we have clearly become a very different company, but the most important part of FRP remains the same—we still have some of the best assets in the businesses we are involved in and our management team remains committed to maximizing the value of your investment. Central to both those issues is how we decide to redeploy the proceeds of the warehouse sale, so please, at the risk of repeating ourselves, rest assured that we will not squander this opportunity. Once again, we thank you not only for your continued interest and support, but also for the faith in management your continued stake in this company signifies. This is your company and we take that fact neither lightly nor for granted.

Respectfully yours,

John D. Baker II

C.E.O. and Executive Chairman

OPERATING PROPERTIES

The Company owns, directly or through interests in joint ventures, over 20,000 acres of land in Florida, Georgia, Maryland, Virginia, Delaware and the District of Columbia. This land is generally held by the Company in four distinct segments (i) Asset Management Segment (land owned and operated as income producing rental properties in the form of office building properties), (ii) Mining Royalty Lands Segment (land owned and leased to mining companies for royalties or rents), (iii) Development Segment (land owned and held for investment to be further developed for future income production or sales to third parties), and (iv) Stabilized Joint Venture Segment (a 305-unit apartment building with retail on the first floor).

Asset Management Segment. On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. These properties comprised substantially all the assets of our Asset Management segment and have been reclassified as discontinued operations for all periods presented.

As of December 31, 2018, the Asset Management Segment owned three commercial properties as follows:

1) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet (24% of the space is occupied by the Company for use as our Baltimore headquarters).

2) 7030 Dorsey Run Road in Howard County, Maryland consists of one office building totaling 63,122 square feet.

3) 155 E. 21st Street in Duval County, Florida was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

Mining Royalty Lands Segment – Mining Properties. The following table summarizes the Company's mining royalty lands and estimated reserves at December 31, 2018 a substantial portion of which are leased to Vulcan Materials.

Tons of
	Tons Sold	Estimated
	in Year	Reserves
	Ended	at
	12/31/2018	12/31/2018
	(000’s)	(000’s)
The Company owns nine locations
currently being mined in Grandin,
Ft. Myers, Keuka, Newberry,
and Astatula, Florida; Columbus,
Macon, and Tyrone, Georgia;
and Manassas, Virginia comprising approximately 12,742 acres.	7,704	449,302

The Company owns four locations that
are leased for mining but are not currently
being mined in Marion County and Lake Louisa and Lake Sand in Lake County, Florida
and Forest Park Georgia comprising approximately 2,452 acres.	0	73,369

This table excludes the Brooksville, Florida property, approximately 4,280 acres, as it was transferred on October 4, 2006 to a joint venture with Vulcan Materials Company (“Vulcan Materials”) for future development.

In May 2014 the Company entered into an amendment to our lease agreement for our Ft. Myers location requiring that the mining be accelerated and that the mining plan be conformed to accommodate the future construction of up to 105 residential dwelling units around the mined lakes. In return, the Company agreed to sell Lee County a right of way for a connector road that would benefit the residential area on our property and to place a conservation easement on part of the property. In April 2017, Lee County issued a Mine Operating Permit that permits mining activity to take place on land owned by the Company in Ft. Myers. This action fully entitled the property and allowed Vulcan to begin production. Mining commenced in September 2017.

In November 2017, Lake County commissioners voted to approve a permit to Cemex to mine the Company’s land in Lake Louisa, Florida. The county should issue the mining permit during 2019. After an environmental survey and completing the work necessary to prepare this site to become an active sand mine, Cemex expects to begin mining during 2020.

Mining Royalty Lands Segment - Brooksville Joint Venture. On October 4, 2006, a subsidiary of the Company (Florida Rock Properties, Inc.) entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 of light industrial uses. The Master Plan zoning for the Project was approved by the County in August 2012. Vulcan Materials still mines on the property and the Company receives 100% of the royalty on all tons sold at the Brooksville location. In 2018, 342,000 tons were sold, and estimated reserves were 4,906,000 as of December 31, 2018. During 2017, the Company agreed to extend the mining lease on this property for an additional ten years, through the year 2032, in exchange for a requirement to increase production 100,000 tons by December 31, 2023.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 1,875 acres of investment properties in Gulf Hammock (approximately 1,600 acres currently on the market for $4.0 million), Brooksville, Palatka, and Polk County, Florida and Yatesville, Georgia.

Development Segment – Warehouse/Office Land.

At December 31, 2018 this segment owned the following future development parcels:

1)	15 acres of horizontally developed land available for future construction of an additional 187,550 square feet of warehouse/office product at Lakeside Business Park in Harford County, Maryland.

2)	17.5 acres of horizontally developed land available for future construction of 164,500 square feet of office buildings representing our 50% interest in a joint venture at Windlass Run Business Park in Baltimore County, Maryland.

3)	33 acres of horizontally developed land including one 93,450-square-foot warehouse under construction for completion in the spring of 2019 and2 or 3 lots available for 234,450 square feet of warehouse, office, hotel and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.

Development Segment – Land Held for Investment or Sale.

1)	The RiverFront on the Anacostia property is a 5.8-acre parcel of real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The approved planned unit development permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail uses and approximately 569,600 square feet of residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. The first building was completed through a joint venture and became our fourth segment in July 2017, the Stabilized Joint Venture Segment. Construction on the second building commenced in 2018.
5

On August 24, 2015, in anticipation of commencing construction of the new Frederick Douglass bridge at a location immediately to the West of the existing bridge, the District of Columbia filed a Declaration of Taking for a total of 7,390 square feet of permanent easement and a 5,022-square-foot temporary construction easement on land along the western boundary of the land that will ultimately hold Phase III and IV. Previously, the Company and the District had conceptually agreed to a land swap with no compensation that would have permitted the proposed new bridge, including construction easements, to be on property wholly owned by the District. As a result, the Planned Unit Development was designed and ultimately approved by the Zoning Commission as if the land swap would occur once the District was ready to move forward with the new bridge construction. In September 2016 the Company received $1,115,400 as settlement for the easement. The Company will continue to seek an agreement from the District that the existing bridge easement will terminate when the new bridge has been placed in service and the existing bridge has been removed. The Company’s position is that otherwise Phase IV will be adversely impacted and additional compensation or other relief will be due the Company.

2)	The Hampstead Trade Center property in Hampstead, Carroll County, Maryland is a 118-acre parcel located adjacent to the State Route 30 bypass. The parcel was previously zoned for industrial use. On December 22, 2018, The Town of Hampstead re-awarded FRP its request for rezoning with a 30-day appeal period. No appeal was filed, therefore, FRP can now move forward with its residential concept plan. Management believes this to be a higher and best use of the property. We are fully engaged in the formal process of seeking PUD entitlements for this 118-acre tract in Hampstead, Maryland, now known as “Hampstead Overlook”.

3)	On December 24, 2018 the Company and MRP Realty formed 4 partnerships to purchase and develop approximately 5 acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017.

4)	The Square 664E property is approximately 2 acres and sits on the Anacostia River at the base of South Capitol Street approximately 1 mile down river from our RiverFront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five (5) years. In the quarter ending December 31, 2014, the District of Columbia announced that it had selected an approximate 5 acre site adjacent to this property for the future construction of the new DC United major league soccer stadium. In March 2017 reconstruction of the bulkhead was completed at a cost of $4.2 million in anticipation of future high rise development.

Stabilized Joint Venture Segment.

In 2014, approximately 2.1 acres (Phase I) of the total 5.8-acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305-unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. Lease up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit sharing arrangement and is 66.0% on a prospective basis.

Real Estate Summary Schedule at December 31, 2018 (dollars in thousands).

	Encumb-	Gross	Net	Date	Revenue
County	Rances	Book Cost	Book Value	Acquired	2018
Mining Royalty Lands
Alachua, FL		$1,442	$1,275	4/86	$936
Clayton, GA		369	364	4/86	93
Fayette, GA		885	787	4/86	563
Lake, FL		403	245	4/86	150
Lake, FL		1,083	85	4/86	759
Lake Louisa, FL		11,039	11,039	5/12	963
Lee, FL		4,703	4,633	4/86	451
Monroe, GA		792	496	4/86	1,133
Muscogee, GA		324	0	4/86	364
Prince William, VA		298	0	4/86	763
Putnam, FL		15,039	10,325	4/86	1,506
Putnam, FL		300	17	4/86	0
Spalding, GA		20	20	4/86	6
Marion, FL		1,185	585	4/86	146
Investment Property		1,519	817	4/86	0
Brooksville Joint Venture		7,449	7,449	4/86	306
	0	46,850	38,137		8,139
Asset Management Properties
Baltimore, MD		5,972	2,353	10/89	496
Duval, FL		198	159	4/86	730
Anne Arundel, MD		11,336	7,732	7/07	1,083
	0	17,506	10,244		2,309
Development Properties
Baltimore, MD		5,976	5,976	12/02	0
Carroll, MD		7,738	7,738	3/08	0
Baltimore City, MD		10,539	10,327	12/10	67
Baltimore County, MD		594	594	n/a	0
Harford, MD		1,682	1,682	8/95	0
Washington D.C.		8,010	6,102	4/86	148
Washington D.C.		8,480	8,177	10/97	991
Washington D.C.		55,000	55,000	12/18	0
Washington D.C.		19,864	19,864	5/18	0
	0	117,883	115,460		1,206

Riverfront	88,789	148,758	138,762	07/17	10,368

Grand Totals (1)	$88,789	$330,997	$302,603		$22,022

(1)	Includes investments in joint ventures of $88,883.
7

Five Year Summary

(Amounts in thousands except per share amounts)

	Years ended		Three months ended	Years ended
	December 31,		December 31,	September 30,
	2018	2017	2016	2016	2015	2014
Summary of Operations:
Revenues	$22,022	15,602	2,754	11,306	9,674	8,725
Operating profit	$1,962	1,041	516	3,236	(633)	(1,466)
Interest expense	$3,103	2,741	—	—	(50)	(44)
Income (loss) from continuing operations	$959	49,548	(394)	5,010	(526)	(675)
Per Common Share:
Basic	$0.10	4.97	(0.04)	0.51	(0.05)	(0.07)
Diluted	$0.09	4.94	(0.04)	0.51	(0.05)	(0.07)

Income from discontinued operations, net	$122,129	11,003	2,076	7,014	8,798	10,694
Income (loss) attributable to noncontrolling interest	$(1,384)	18,801	0	0	0	0
Net income attributable to the Company	$124,472	41,750	1,682	12,024	8,272	10,019
Per Common Share:
Basic	$12.40	4.19	0.17	1.22	0.85	1.04
Diluted	$12.32	4.16	0.17	1.22	0.84	1.03

	December 31,				September 30,
	2018	2017	2016	2016	2015	2014
Financial Summary:
Property and equipment, net	$206,553	209,914	224,247	220,616	207,205	207,436
Total assets	$505,488	418,734	266,560	264,789	251,737	312,429
Long-term debt	$88,789	118,317	40,745	41,932	47,801	55,314
Shareholders' equity	$364,607	243,530	198,820	196,099	182,342	206,315
Net Book Value per common share	$36.57	24.32	20.05	19.87	18.62	21.26
Other Data:
Weighted average common shares - basic	10,040	9,975	9,879	9,846	9,756	9,629
Weighted average common shares - diluted	10,105	10,040	9,923	9,890	9,827	9,710
Number of employees	10	19	18	18	18	957
Shareholders of record	355	382		414	423	469

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	Total Fiscal Year 2018
Revenues	$5,075	5,553	5,742	5,652	22,022
Operating profit (loss)	$97	(456)	1,668	653	1,962
Income (loss) from continuing operations	$(693)	(879)	2,030	501	959
Discontinued operations, net	$1,722	120,465	(78)	20	122,129
Net income attributable to the Company	$1,560	119,982	2,224	706	124,472
Earnings per common share (a):
Income (loss) from continuing operations-
Basic	$(0.07)	(0.09)	0.20	0.05	0.10
Diluted	$(0.07)	(0.09)	0.20	0.05	0.09
Discontinued operations-
Basic	$0.17	12.01	(0.01)	0.00	12.16
Diluted	$0.17	11.92	(0.01)	0.00	12.09
Net income attributable to the Company-
Basic	$0.16	11.96	0.22	0.07	12.40
Diluted	$0.15	11.87	0.22	0.07	12.32
Market price per common share (b):
High	$57.30	64.75	67.35	61.43	67.35
Low	$43.70	55.30	61.75	42.97	42.97

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017	Total Fiscal Year 2017
Revenues	$2,635	2,719	5,035	5,213	15,602
Operating profit (loss)	$187	990	(259)	123	1,041
Income from continuing operations	$(353)	125	43,599	6,177	49,548
Discontinued operations, net	$1,796	1,588	1,585	6,034	11,003
Net income attributable to the Company	$1,443	1,713	25,391	13,203	41,750
Earnings per common share (a):
Income from continuing operations-
Basic	$(0.04)	0.01	4.36	0.62	4.97
Diluted	$(0.04)	0.01	4.33	0.61	4.94
Discontinued operations-
Basic	$0.18	0.16	0.16	0.60	1.10
Diluted	$0.18	0.16	0.16	0.60	1.10
Net income attributable to the Company-
Basic	$0.15	0.17	2.54	1.32	4.19
Diluted	$0.14	0.17	2.52	1.31	4.16
Market price per common share (b):
High	$44.40	46.90	47.15	47.65	47.65
Low	$36.00	37.80	43.05	42.35	36.00

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

Executive Overview

FRP Holdings, Inc. (“FRP” or the “Company”) is a holding company engaged in the real estate business, namely (i) mining royalty land ownership and leasing, (ii) land acquisition, entitlement and development primarily for future warehouse/office or residential building construction, (iii) ownership, leasing, and management of a residential apartment building, and (iv) warehouse/office building ownership, leasing and management.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. These properties comprised substantially all the assets of our Asset Management segment and constituted a strategic shift for the Company and have been reclassified as discontinued operations for all periods presented.

Stabilized Joint Venture became our fourth segment in July 2017 as we consolidated our joint venture which was formed to construct our first apartment building.

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

Highlights of 2018.

  On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million.
  In April, we began construction on Phase II of our RiverFront on the Anacostia project, now known as “The Maren.” We expect to deliver the building in the first half of 2020.
  In December 2018, the Company entered into a joint venture agreement with MRP for the development of the first phase of a multifamily, mixed-use development in northeast Washington, DC known as “Bryant Street.” FRP contributed $32 million for common equity and another $23 million for preferred equity.

Asset Management Segment.

As of December 31, 2018, the Asset Management segment owns, leases and manages three commercial properties. These assets create revenue and cash flows through tenant rental payments, lease management fees and reimbursements for building operating costs. The major cash outlays incurred in this segment are for operating expenses, real estate taxes, building repairs, lease commissions and other lease closing costs, construction of tenant improvements, capital to acquire existing operating buildings and closing costs related thereto and personnel costs of our property management team.

As of December 31, 2018, the Asset Management Segment owned three commercial properties as follows:

1) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet which is 95.2% occupied (24% of the space is occupied by the Company for use as our Baltimore headquarters).

2) 7030 Dorsey Run Road in Howard County, Maryland consists of one office building totaling 63,122 square feet which was 67.9% occupied at December 31, 2018.

3) 155 E. 21st Street in Duval County, Florida was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

Management focuses on several factors to measure our success on a comparative basis in this segment. The major factors we focus on are (1) revenue growth, (2) net operating income, (3) growth in occupied square feet, (4) actual occupancy rate, (5) average annual occupied square feet, (6) average annual occupancy rate (defined as the occupied square feet at the end of each month during a fiscal year divided by the number of months to date in that fiscal year as a percentage of the average number of square feet in the portfolio over that same time period), (7) growth of our portfolio (in square feet), and (8) tenant retention success rate (as a percentage of total square feet to be renewed).

Mining Royalty Lands Segment.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.  The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in these states as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the reserves on our property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount. We believe strongly in the potential for future growth in construction in Florida, Georgia, and Virginia which would positively benefit our profitability in this segment.  Our mining properties had estimated remaining reserves of 528 million tons as of December 31, 2018 after a total of 8.0 million tons were consumed in 2018.

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

Significant “2nd life” Mining Lands:

Location	Acreage	Status
Brooksville, Fl	4,280 +/-	Development of Regional of Impact and County Land Use and Master Zoning in place for 5,800 residential unit, mixed-use development
Ft. Myers, FL	1,993 +/-	Approval in place for 105, 1 acre, waterfront residential lots after mining completed.
Gulf Hammock, Fl	1,600 +/-	Currently on the market
Total	7,873 +/-

Development Segment.

Through our Development segment, we own and are continuously monitoring for their “highest and best use” several parcels of land that are in various stages of development.  Our overall strategy in this segment is to convert all our non-income producing lands into income production through (i) an orderly process of constructing new commercial and residential buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties. Additionally, our Development segment will purchase or form joint ventures on new developments of land not previously owned by the Company.

Revenues in this segment are generated predominately from land sales and interim property rents. The significant cash outlays incurred in this segment are for land acquisition costs, entitlement costs, property taxes, design and permitting, the personnel costs of our in-house management team and horizontal and vertical construction costs.

Since 1990, one of our primary strategies in this segment has been to acquire, entitle and ultimately develop commercial/industrial business parks providing 5–15 building pads which we typically convert into warehouse/office buildings. To date, our management team has converted 29 of these pads into developed buildings. Our typical practice has been to transfer these assets to the Asset Management segment on the earlier to occur of (i) commencement of rental revenue or (ii) issuance of the certificate of occupancy. We have also occasionally sold several of these pad sites over time to third parties.

Development Segment – Warehouse/Office Land.

At December 31, 2018 this segment owned the following future development parcels:

1)	15 acres of horizontally developed land available for future construction of an additional 187,550 square feet of warehouse/office product at Lakeside Business Park in Harford County, Maryland.

2)	33 acres of horizontally developed land including one 93,450-square-foot warehouse under construction for completion in the spring of 2019 and two or three lots available for 234,450 square feet of warehouse, office, hotel and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.

We will continue to actively monitor these submarkets where we have lots ready for construction and take advantage of the opportunities presented to us. We will also look for new parcels to place into development.

We have three properties that were either spun-off to us from Florida Rock Industries in 1986 or acquired by us from unrelated 3rd parties. These properties, as a result of our “highest and best use” studies, are being prepared for income generation through sale or joint venture with third parties, and in certain cases we are leasing these properties on an interim basis for an income stream while we wait for the development market to mature.

Significant Investment Lands Inventory:

Location	Approx. Acreage	Status	NBV
RiverFront on the Anacostia Phases III-IV	2.5	Phase II contributed to JV and under construction.	$6,102,000
Hampstead Trade Center, MD	73	Residential conceptual design program ongoing	$7,738,000
Square 664E, on the Anacostia River in DC	2	Under lease to Vulcan Materials as a concrete batch plant through 2021 with one 5-year renewal option.	$8,177,000
Total	77.5		$22,017,000

RiverFront on the Anacostia Phases III-IV: This property consists of 2.5 acres on the Anacostia River and is immediately adjacent to the Washington National’s baseball park in the SE Central Business District of Washington, DC. Once zoned for industrial use and under a ground lease, this property is no longer under lease and has been rezoned for the construction of approximately 600,000 square feet of “mixed-use” development in two phases. See “Stabilized Joint Venture Segment” below for discussion on Phase I and Development Joint Ventures below for discussion of Phase II. Phases III and IV are slated for office, and hotel/residential buildings, respectively, all with permitted first floor retail uses.

On August 24, 2015, in anticipation of commencing construction of the new Frederick Douglass bridge at a location immediately to the west of the existing bridge, the District of Columbia filed a Declaration of Taking for a total of 7,390 square feet of permanent easement and a 5,022-square-foot temporary construction easement on land along the western boundary of the land that will ultimately hold Phase III and IV. Previously, the Company and the District had conceptually agreed to a land swap with no compensation that would have permitted the proposed new bridge, including construction easements, to be on property wholly owned by the District. As a result, the Planned Unit Development was designed and ultimately approved by the Zoning Commission as if the land swap would occur once the District was ready to move forward with the new bridge construction. In September 2016 the Company received $1,115,400 as settlement for the easement. The Company will continue to seek an agreement from the District that the existing bridge easement will terminate when the new bridge has been placed in service and the existing bridge has been removed. The Company’s position is that otherwise Phase IV will be adversely impacted, and additional compensation or other relief will be due the Company.

Hampstead Trade Center: We purchased this 118-acre tract in 2005 for $4.3 million in a Section 1031 exchange with plans of developing it as a commercial business park. The “great recession” caused us to reassess our plans for this property. As a result, Management has determined that the prudent course of action is to attempt to rezone the property for residential uses and sell the entire tract to another developer such that we can redeploy this capital into assets with more near-term income producing potential. On December 22, 2018, The Town of Hampstead re-awarded FRP its request for rezoning with a 30-day appeal period. No appeal was filed, therefore, FRP can now move forward with its residential concept plan. We are fully engaged in the formal process of seeking PUD entitlements for this 118-acre tract in Hampstead, Maryland, now known as “Hampstead Overlook”.

Square 664E, Washington, DC: This property sits on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, approximately 1 mile down river from our RiverFront on the Anacostia property. The Square 664E property consists of approximately 2 acres and is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five (5) years. In the quarter ending December 31, 2014, the District of Columbia announced that it had selected Buzzard Point for the future site of the new DC United major league soccer stadium. The selected stadium location is separated from our property by just one small industrial lot. In March 2017 reconstruction of the bulkhead was completed at a cost of $4.2 million in anticipation of future high-rise development.

The third leg of our Development Segment consists of investments in joint venture for properties in development as described below:

Development Segment - Investments in Joint Ventures (in thousands):

	As of December 31, 2018
	Brooksville	BC FRP	Essexshire	RiverFront	Bryant Street
	Quarry, LLC	Realty, LLC	Loan	Holdings II, LLC	Partnerships	Total

Investments in real estate, net	$14,299	21,352	594	38,793	41,821	$116,859
Cash and cash equivalents	20	11	—	76	35,670	35,777
Deferred costs	6	8	—	—	50	64
Total Assets	$14,325	21,371	594	38,869	77,541	$152,700

Secured notes payable	$—	9,549	—	—	—	$9,549
Other liabilities	119	38	—	1,887	2,886	4,930
Capital - FRP	7,449	5,892	594	31,347	55,000	100,282
Capital - Third Parties	6,757	5,892	—	5,635	19,655	37,939
Total Liabilities and Capital	$14,325	21,371	594	38,869	77,541	$152,700

Brooksville Quarry, LLC.. In 2006, the Company entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2032 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for the year ended December 31, 2018 includes a loss of $61,000 representing the Company’s portion of the loss of this joint venture (not including FRP’s royalty revenues).

BC Realty, LLC (Windlass Run). In March 2016, we entered into an agreement with a Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially calls for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May 2016. Thereafter, the venture will jointly develop the combined properties into a multi-building business park to consist of approximately 329,000 square feet of single-story office space. The project will take place in several phases, with construction of the first phase, which includes two office buildings and two retail buildings totaling 100,030-square-feet (inclusive of 27,950 retail), commenced in the fourth quarter of 2017 and projected to stabilize in the fourth quarter of 2020. The start of subsequent phases will follow with the final phase commencing in the 4th quarter of 2024. On September 28, 2017 BC FRP Realty, LLC obtained $17,250,000 of construction financing commitments for 4 buildings through September 15, 2022 from BB&T at 2.5% over LIBOR. The balance outstanding on these loans at December 31, 2018 was $9,568,000. The joint venture finished shell construction on its two office buildings in November 2018, while shell construction on the two retail buildings wrapped up in January 2019.

Essexshire Loan. On January 27, 2018 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Essexshire now known as “Hyde Park.” We have committed up to $9.2 million in exchange for an interest rate of 10% and a preferred return of 20% after which a “waterfall” determines the split of proceeds from sale. This project will hold 125 town homes and 4 single family lots and is currently in the entitlement process. The loan balance at December 31, 2018 was $594,000.

RiverFront Holdings II, LLC. On May 4, 2018, the Company and MRP formed a Joint Venture to develop Phase II and closed on construction financing with Eagle Bank. Phase II on the Anacostia known as The Maren is a 250,000-square-foot mixed-use development which supports 264 residential units and 7,900 SF of retail. The Company has contributed its land with an agreed value of $16.3 million (cost basis of $4.6 million) and $6.2 million of cash. MRP contributed capital of $5.6 million to the joint venture including development costs paid prior to the formation of the joint venture and a $725,000 development fee. The Company further agreed to fund $13.75 million preferred equity financing at 7.5% interest rate of which $8,723,000 was advanced through December 31, 2018. The loan from Eagle Bank allows draws of up to $71 million during construction at an interest rate of 3.25% over LIBOR. The loan is interest only and matures in 36 months with a 12-month extension assuming completion of construction and at least one occupancy. There is a provision for an additional 72 months extension with a 30-year amortization of principal at 2.15% over seven-year US Treasury Constant if NOI is sufficient for a 9% yield. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project. Construction began in April 2018, with substantial completion estimated in June 2020, and stabilization (meaning 90% of the individual apartments are leased and occupied by third party tenants) in late 2021.

Bryant Street Partnerships: On December 24, 2018 the Company and MRP formed 4 partnerships to purchase and develop approximately 5 acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. This first phase is a 516,000 SF mixed-use development which supports 488 residential units and 86,000 SF of first floor and stand-alone retail on approximately 5 acres of the roughly 12-acre site. The Company contributed cash of $32 million in exchange for a 61.36% common equity in the partnership. The Company also contributed cash of $23 million as preferred equity financing at 8.0% interest rate. The Company records interest income for this loan and a loss in equity in joint ventures for our 61.36% equity in the partnership. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project. Construction is to begin in 2019, with substantial completion estimated in 2nd quarter 2021, and stabilization (meaning 90% of the individual apartments and retail are leased and occupied by third party tenants) in late 2022.

Stabilized Joint Venture Segment.

We have renamed this segment from RiverFront on the Anacostia to the Stabilized Joint Venture segment as we intend to transfer additional joint ventures from our Development segment into this segment as they reach stabilization. Currently the segment only includes one stabilized joint venture which owns, leases and manages one building, Dock 79. This asset creates revenue and cash flows through tenant rental payments, and reimbursements for building operating costs. The major cash outlays incurred in this segment are for property taxes, full service maintenance, property management, utilities, marketing and our management.

Dock 79. In 2014, approximately 2.1 acres (Phase I) of the total 5.8-acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305-unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. Lease up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. Upon reaching stabilization, the Company had, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the contractual payouts assuming a sale at the value of the development at the time of this “Conversion election”. The attainment of stabilization also results in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third-party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit-sharing arrangement and is 66.0% on a prospective basis. As of December 31, 2018, the residential units were 95.4% occupied and 96.4% leased, while retail units are 76% leased with just one space remaining.

COMPARATIVE RESULTS OF OPERATIONS

Consolidated Results

(dollars in thousands)	Twelve Months Ended December 31,
	2018	2017	Change	%
Revenues:
Rental Revenue	$13,219	$7,815	$5,404	69.1%
Mining Royalty and rents	8,050	7,153	897	12.5%
Revenue-Reimbursements	753	634	119	18.8%
Total Revenues	22,022	15,602	6,420	41.1%

Cost of operations:
Depreciation/Depletion/Amortization	7,898	5,934	1,964	33.1%
Operating Expenses	4,285	2,136	2,149	100.6%
Environmental remediation recovery	(465)	—	(465)	*
Property Taxes	2,625	2,016	609	30.2%
Management Company indirect	1,765	1,295	470	36.3%
Corporate Expense	3,952	3,180	772	24.3%
Total cost of operations	20,060	14,561	5,499	37.8%

Total operating profit	1,962	1,041	921	88.5%

Net investment income, including realized losses of $1,155 and $0	2,672	—	2,672	*
Interest Expense	(3,103)	(2,741)	(362)	13.2%
Equity in loss of joint ventures	(88)	(1,598)	1,510	-94.5%
Gain on remeasurement of investment in real estate partnership	—	60,196	(60,196)	*
Gain on investment land sold	40	—	40	*

Income before income taxes	1,483	56,898	(55,415)	-97.4%
Provision for income taxes	524	7,350	(6,826)	-92.9%
Income from continuing operations	959	49,548	(48,589)	-98.1%

Income from discontinued operations, net	122,129	11,003	111,126	1010.0%

Net income	123,088	60,551	62,537	103.3%
Income (loss) attributable to noncontrolling interest	(1,384)	18,801	(20,185)	-107.4%

Net income attributable to the Company	$124,472	$41,750	$82,722	198.1%

Net income for 2018 was $124,472,000 or $12.32 per share versus $41,750,000 or $4.16 per share in the same period last year. Income from discontinued operations for 2018 was $122,129,000 or $12.09 per share versus $11,003,000 or $1.10 per share in the same period last year. Corporate expense increased primarily due to a $610,000 increase in director stock grants related to the change in fiscal year end and increased market price in advance of the grant in the spring. Calendar year 2017 included a gain on remeasurement of investment of $60.2 million in the Company’s Dock 79 real estate partnership as a result of the asset’s stabilization and the ensuing change in control of the partnership for accounting purposes.  This change in control brought with it this substantial and non-taxable gain. The gain is based on the difference between the carrying value and the fair value of all assets and liabilities in the partnership. Calendar year 2017 also included a gain of $12,043,000, or $1.20 per share, due to a reduction in the provision for income taxes resulting from revaluing the Company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017.

Total revenues were $22,022,000, up 41.1%, versus the same period last year, primarily because of the addition of rental revenues from Dock 79 when its results were consolidated starting in July 2017.

Asset Management

Highlights of 2018

  Revenue was up $25,000, or 1.1%, over the twelve months ended December 31, 2017

	Twelve months ended December 31
(dollars in thousands)	2018	%	2017	%	Change	%

Rental revenue	$2,212	95.8%	2,203	96.5%	9	0.4%
Revenue-reimbursements	97	4.2%	81	3.5%	16	19.8%

Total revenue	2,309	100.0%	2,284	100.0%	25	1.1%

Depreciation, depletion and amortization	540	23.4%	512	22.4%	28	5.5%
Operating expenses	452	19.6%	489	21.4%	(37)	-7.6%
Property taxes	164	7.1%	148	6.5%	16	10.8%
Management company indirect	102	4.4%	100	4.4%	2	2.0%
Corporate expense	153	6.6%	154	6.7%	(1)	-0.6%

Cost of operations	1,411	61.1%	1,403	61.4%	8	0.6%

Operating profit	$898	38.9%	881	38.6%	17	1.9%

Total revenues in this segment were $2,309,000, up $25,000 or 1.1%, over last year. Operating profit of $898,000 was up $17,000 compared to last year.

Mining Royalty Lands Segment Results

Highlights of 2018

  Mining Royalty and rents revenue were up $897,000, or 12.5% versus the twelve months ended December 31, 2017.
	Twelve months ended December 31
(dollars in thousands)	2018	%	2017	%

Mining Royalty and rents	$8,050	98.9%	7,153	98.8%
Revenue-reimbursements	89	1.1%	88	1.2%

Total revenue	8,139	100.0%	7,241	100.0%

Depreciation, depletion and amortization	198	2.4%	110	1.5%
Operating expenses	168	2.1%	159	2.2%
Property taxes	269	3.3%	240	3.3%
Corporate expense	214	2.6%	167	2.3%

Cost of operations	849	10.4%	676	9.3%

Operating profit	$7,290	89.6%	6,565	90.7%

Total revenues in this segment were $8,139,000 versus $7,241,000 in the same period last year. Total operating profit in this segment was $7,290,000, an increase of $725,000 versus $6,565,000 in the same period last year.

Development Segment Results

Highlights of 2018

  Construction began on Phase II of our RiverFront on the Anacostia project in April. The substantially completed environmental remediation cost was $465,000 lower than the $2 million estimated cost recorded in fiscal 2016.

	Twelve months ended December 31
(dollars in thousands)	2018	2017	Change

Rental revenue	$753	785	(32)
Revenue-reimbursements	453	445	8

Total revenue	1,206	1,230	(24)

Depreciation, depletion and amortization	228	337	(109)
Operating expenses	1,198	200	998
Environmental remediation recovery	(465)	—	(465)
Property taxes	1,037	1,108	(71)
Management company indirect	1,312	1,113	199
Corporate expense	1,984	1,231	753

Cost of operations	5,294	3,989	1,305

Operating loss	$(4,088)	(2,759)	(1,329)

The Development segment is responsible for (i) seeking out and identifying opportunistic purchases of income producing warehouse/office buildings, and (ii) developing our non-income producing properties into income production. Operating expenses increased $998,000 primarily due to $276,000 for due diligence costs which includes, initial legal, archeological, wetland, contamination, title, traffic, survey, geotechnical, and density (total build-out and use) studies on a potential acquisition which FRP decided not to pursue, $216,000 for legal fees related to seeking reimbursement of environmental costs from neighboring property owners of our Anacostia property, $151,000 related to eminent domain and other issues on phases III and IV of our Anacostia property, $149,000 for organizational costs for our Phase II joint venture, and $217,000 for organizational costs for our Bryant Street joint venture.

With respect to ongoing projects:

•	We are fully engaged in the formal process of seeking PUD entitlements for our 118-acre tract in Hampstead, Maryland, now known as “Hampstead Overlook.”
•	We finished shell construction this past quarter on the two office buildings in the first phase of our joint venture with St. John Properties. Shell construction of the two retail buildings was completed subsequent to the end of the year in January. We are now in the process of leasing these four single-story buildings totaling 100,000 square feet of office and retail space.
•	We are the principal capital source of a residential development venture in Essexshire now known as “Hyde Park.” We have committed up to $9.2 million in exchange for an interest rate of 10% and a preferred return of 20% after which a “waterfall” determines the split of proceeds from sale. This project will hold 125 town homes and 4 single family lots and is currently in the entitlement process.
•	In the second quarter 2018, we began construction on a 94,350-square-foot spec building at Hollander Business Park. This Class “A” facility will be our first building with a 32-foot clear and should come on line in the second quarter of 2019.
•	In April, we began construction on Phase II of our RiverFront on the Anacostia project, now known as “The Maren.” We expect to deliver the building in the first half of 2020.
17

•	In December 2018, the Company entered into a joint venture agreement with MRP for the development of the first phase of a multifamily, mixed-use development in northeast Washington, DC known as “Bryant Street.” FRP contributed $32 million for common equity and another $23 million for preferred equity.

Stabilized Joint Venture Segment Results

Highlights of 2018:

  Beginning July 1, 2017, the Company consolidated the assets (at current fair value), liabilities and operating results of the joint venture and established the Stabilized Joint Venture Segment as its fourth segment. FRP’s share of results prior to July 1, 2017 are included in the line Equity in loss of joint ventures in the Company’s overall Consolidated statements of Income.

	Twelve Months Ended December 31
(dollars in thousands)	2018	%	2017	%

Rental revenue	$10,254	98.9%	4,827	99.6%
Revenue-reimbursements	114	1.1%	20	.4%

Total revenue	10,368	100.0%	4,847	100.0%

Depreciation and amortization	6,932	66.9%	4,975	102.7%
Operating expenses	2,467	23.8%	1,288	26.6%
Property taxes	1,155	11.1%	520	10.7%
Management company indirect	351	3.4%	82	1.7%
Corporate expense	393	3.8%	65	1.3%

Cost of operations	11,298	109.0%	6,930	143.0%

Operating profit	$(930)	-9.0%	$(2,083)	-43.0%

Average occupancy for 2018 was 94.77%, and at the end of 2018 Dock 79 was 96.39% leased and 95.08% occupied. Through calendar year 2018, 58.40% of expiring leases renewed with an average increase in rent of 3.29%. Dock 79 is a joint venture between the Company and MRP, in which FRP Holdings, Inc. is the majority partner with 66% ownership.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company’s businesses requires significant cash needs to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of December 31, 2018, we had $22,547,000 of cash and cash equivalents along with $165,212,000 of investments available for sale. As of December 31, 2018, we had no debt borrowed under our $20 million Wells Fargo revolver, $1,924,000 outstanding under letters of credit and $18,076,000 available to borrow under the revolver. In November 2017, we secured $90 million in permanent financing for Dock 79 from EagleBank, the proceeds of which were used to pay off $79 million of construction and mezzanine debt. The remainder was distributed pari passu between the Company and our partners.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Total cash provided by (used for):
Operating activities	(37,186)	21,059
Investing activities	90,945	(15,154)
Financing activities	(35,736)	(1,381)
Increase (decrease) in cash and cash equivalents	18,023	4,524

Outstanding debt at the beginning of the period	118,317	40,745
Outstanding debt at the end of the period	88,789	118,317

Operating Activities - Net cash used for operating activities in 2018 was $37,186,000 versus cash provided by operating activities of $21,059,000 in the same period last year. Net cash used in operating activities of discontinued operations was $43,580,000 primarily due to income tax payments on the taxable gains on the sale of buildings. Net cash provided by operating activities of continuing operations was lower primarily due to a $6,892,000 increase in Federal and state income taxes receivable and a $1,945,000 reduction in other long-term liabilities primarily from environmental remediation payments related to Phase II of RiverFront construction.

Investing Activities – Net cash provided by investing activities increased to $90,945,000 versus cash used in investing activities of $15,154,000 in the same period last year due primarily to the proceeds on the sale of the buildings which were reinvested in our real estate investments and joint ventures or used to purchase investments available for sale.

At December 31, 2018 the Company was invested in 55 corporate bonds with individual maturities ranging from 2020 through 2021 and one bond maturing in 2024. The unrealized loss on these bonds of $1,014,000 was recorded as part of comprehensive income and was based on the estimated market value by National Financial Services, LLC (“NFS”) obtained from sources that may include pricing vendors, broker/dealers who clear through NFS and/or other sources (Level 2). The Company concluded that this unrealized loss was not other-than-temporary because the market values recovered in January 2019 and the Company has the option to retain individual bonds through maturity. The Company did realize a loss of $580,000 in its net investment income related to a bond that was sold at a loss in January.

Financing Activities – Net cash required by financing activities was $35,736,000 versus $1,381,000 in the same period last year primarily due to the payoff of mortgage loans related to the buildings sold and increased repurchase of company stock.

Credit Facilities - On January 30, 2015, in connection with the Spin-off, the Company terminated its $55 million credit facility entered with Wells Fargo Bank, N.A. in 2012 and simultaneously entered into a new five-year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. As of December 31, 2018, there was no debt outstanding on the revolver and $1,924,000 outstanding under letters of credit and $18,076,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of December 31, 2018, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $168 million combined. The Company was in compliance with all covenants as of December 31, 2018.

On November 17, 2017, Riverfront Holdings I, LLC (the "Joint Venture") refinanced the Dock 79 project pursuant to a Loan Agreement and Deed of Trust Note entered into with EagleBank ("Loan Documents"). The Joint Venture, which was formed between the Company and MRP in 2014 in connection with the development of the Riverfront on the Anacostia property, borrowed a principal sum of $90,000,000 in connection with the refinancing. The loan is secured by the Dock 79 real property and improvements, bears a fixed interest rate of 4.125% per annum and has a term of 120 months. During the first 48 months of the loan term, the Joint Venture will make monthly payments of interest only, and thereafter, make monthly payments of principal and interest in equal installments based upon a 30-year amortization period. The loan is a non-recourse loan. However, all amounts due under the Loan Documents will become immediately due upon an event of default by the Joint Venture, such events including, without limitation, Joint Venture's (i) failure to: pay, permit inspections or observe covenants under the Loan Documents, (ii) breach of representations made under the Loan Documents (iii) voluntary or involuntary bankruptcy, and (iv) dissolution, or the dissolution of the guarantor. MidAtlantic Realty Partners, LLC, an affiliate of MRP, has executed a carve-out guaranty in connection with the loan.

Cash Requirements – The Board of Directors has authorized Management to repurchase shares of the Company’s common stock from time to time as opportunities arise. During 2018 the Company repurchased 121,817 shares of stock. As of December 31, 2018, $9,150,000 was authorized for future repurchases of common stock. The Company does not currently pay any cash dividends on common stock.

The Company expended capital of $9,150,000 during 2018. These capital expenditures were funded from either cash and investments on hand, cash generated from operations and property sales, or borrowings under our credit facilities.

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

Net Operating Income Reconciliation
Twelve months ended 12/31/18 (in thousands)
	Asset		Stabilized	Mining	Unallocated	FRP
	Management	Development	Joint Venture	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Segment	Expenses	Totals
Income (loss) from continuing operations	2,282	(2,844)	(3,316)	5,305	(468)	959
Income Tax Allocation	847	(1,054)	(717)	1,967	(519)	524
Income (loss) from continuing operations before income taxes	3,129	(3,898)	(4,033)	7,272	(987)	1,483

Less:
Gains on investment land sold	—	—	—	43	—	43
Unrealized rents	—	—	208	—	—	208
Interest income	2,231	220	—	—	221	2,672
Plus:
Unrealized rents	16	—	—	494	—	510
Loss on investment land sold	—	3	—	—	—	3
Equity in loss of Joint Venture	—	27	—	61	—	88
Interest Expense	—	—	3,103	—	—	3,103
Depreciation/Amortization	540	228	6,932	198	—	7,898
Management Co. Indirect	102	1,312	351	—	—	1,765
Allocated Corporate Expenses	153	1,984	393	214	1,208	3,952

Net Operating Income	1,709	(564)	6,538	8,196	—	15,879

Net Operating Income Reconciliation
Twelve months ended 12/31/17 (in thousands)
	Asset		Stabilized	Mining	Unallocated	FRP
	Management	Development	Joint Venture	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Segment	Expenses	Totals
Income (loss) from continuing operations	533	(1,669)	39,984	3,948	6,752	49,548
Income Tax Allocation	348	(1,090)	13,830	2,577	(8,315)	7,350
Income (loss) from continuing operations before income taxes	881	(2,759)	53,814	6,525	(1,563)	56,898

Less:
Unrealized rents	—	—	123	—	—	123
Gain on investment land sold	—	—	60,196	—	—	60,196
Plus:
Unrealized rents	83	—	—	460	—	543
Equity in loss of Joint Venture	—	—	1,558	40	—	1,598
Interest Expense	—	—	2,741	—	—	2,741
Depreciation/Amortization	512	337	4,975	110	—	5,934
Management Co. Indirect	100	1,113	82	—	—	1,295
Allocated Corporate Expenses	154	1,231	65	167	1,563	3,180

Net Operating Income (loss)	1,730	(78)	2,916	7,302	—	11,870

OFF-BALANCE SHEET ARRANGEMENTS

Except for the letters of credit described above under “Liquidity and Capital Resources,” the Company does not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

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

Net Real Estate Investments and Impairment of Assets. Net real estate investments are recorded at cost less accumulated depreciation and depletion. Provision for depreciation of Net real estate investments is computed using the straight-line method based on the following estimated useful lives:

Years
Buildings and improvements	3-39

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews Net real estate investments for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. Changes in estimates or assumptions could have an impact on the Company’s financials.

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at December 31, 2018, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Mortgages Including Interest	$121,894	3,713	7,552	10,468	100,161
Purchase Commitments	1,337	1,337	-	-	-

Total Obligations	$123,231	5,050	7,552	10,468	100,161

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

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements, including without limitation relating to the Company's plans, strategies, objectives, expectations, intentions, capital expenditures, future liquidity, and plans and timetables for completion of pending development projects. The words or phrases “anticipate,” “estimate,” ”believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions identify forward-looking statements. The following factors and others discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: levels of construction activity in the markets served by our mining properties; risk insurance markets; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible commercial and residential properties in the Baltimore-Washington area; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

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

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Revenues:
Rental revenue	$13,219	7,815
Mining Royalty and rents	8,050	7,153
Revenue – reimbursements	753	634
Total Revenues	22,022	15,602

Cost of operations:
Depreciation, depletion and amortization	7,898	5,934
Operating expenses	4,285	2,136
Environmental remediation recovery	(465)	—
Property taxes	2,625	2,016
Management company indirect	1,765	1,295
Corporate expenses (Note 4 Related Party)	3,952	3,180
Total cost of operations	20,060	14,561

Total operating profit	1,962	1,041

Net investment income, including realized losses of $1,195	2,672	—
Interest expense	(3,103)	(2,741)
Equity in loss of joint ventures	(88)	(1,598)
Gain on remeasurement of investment in real estate partnership	—	60,196
Gain on investment land sold	40	—

Income from continuing operations before income taxes	1,483	56,898
Provision for income taxes	524	7,350
Income from continuing operations	959	49,548

Income from discontinued operations, net of tax	122,129	11,003

Net income	123,088	60,551
Income (loss) attributable to noncontrolling interest	(1,384)	18,801

Net income attributable to the Company	$124,472	41,750

Earnings per common share:
Income from continuing operations-
Basic	$0.10	4.97
Diluted	$0.09	4.94
Discontinued operations-
Basic	$12.16	1.10
Diluted	$12.09	1.10
Net Income-
Basic	$12.40	4.19
Diluted	$12.32	4.16

Number of shares (in thousands) used in computing:
-basic earnings per common share	10,040	9,975
-diluted earnings per common share	10,105	10,040

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Revenues:
Net income	$123,088	60,551
Other comprehensive income (loss) net of tax:
Unrealized loss on investments available for sale,
net of income tax effect of ($275) and $0	(739)	—
Deferred compensation liability, net of tax effect of $0 and ($14)	—	24
Comprehensive income	$122,349	60,575

Less comp. income attributable to noncontrolling interest	(1,384)	18,801

Comprehensive income attributable to the Company	$123,733	41,774

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,	December 31,
Assets:	2018	2017
Real estate investments at cost:
Land	$83,721	87,235
Buildings and improvements	144,543	147,670
Projects under construction	6,683	1,764
Total investments in properties	234,947	236,669
Less accumulated depreciation and depletion	28,394	26,755
Net investments in properties	206,553	209,914

Real estate held for investment, at cost	7,167	7,176
Investment in joint ventures	88,884	13,406
Net real estate investments	302,604	230,496

Cash and cash equivalents	22,547	4,524
Cash held in escrow	202	333
Accounts receivable, net	564	615
Investments available for sale at fair value	165,212	—
Federal and state income taxes receivable	9,854	2,962
Unrealized rents	53	223
Deferred costs	773	2,708
Other assets	455	179
Assets of discontinued operations	3,224	176,694
Total assets	$505,488	418,734

Liabilities:
Line of credit payable	$—	—
Secured notes payable, current portion	—	125
Secured notes payable, less current portion	88,789	90,029
Accounts payable and accrued liabilities	3,545	2,081
Environmental remediation liability	100	2,037
Deferred revenue	27	107
Deferred income taxes	27,981	25,982
Deferred compensation	1,450	1,457
Tenant security deposits	53	54
Liabilities of discontinued operations	288	32,280
Total liabilities	122,233	154,152

Commitments and contingencies (Note 13 & 14)

Equity:
Common stock, $.10 par value	997	1,001
25,000,000 shares authorized,
9,969,174 and 10,014,667 shares
issued and outstanding, respectively
Capital in excess of par value	58,004	55,636
Retained earnings	306,307	186,855
Accumulated other comprehensive income (loss), net	(701)	38
Total shareholders’ equity	364,607	243,530
Noncontrolling interest MRP	18,648	21,052
Total equity	383,255	264,582
Total liabilities and shareholders’ equity	$505,488	418,734

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Cash flows from operating activities:
Net income	$123,088	60,551
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Income from discontinued operations, net	(122,129)	(11,003)
Depreciation, depletion and amortization	8,209	5,978
Deferred income taxes	1,999	9,527
Equity in loss of joint ventures	88	1,598
Gain on remeasurement of invest in real estate partnership	—	(60,196)
Loss (gain) on sale of equipment and property	(82)	(15)
Stock-based compensation	1,662	713
Realized loss on available for sale investments	1,195	—
Net changes in operating assets and liabilities:
Accounts receivable	51	(247)
Deferred costs and other assets	(234)	784
Accounts payable and accrued liabilities	1,384	(745)
Income taxes payable and receivable	(6,892)	(3,849)
Other long-term liabilities	(1,945)	(4)
Net cash provided by operating activities of continuing operations	6,394	3,092
Net cash provided by (used in) operating activities of discontinued operations	(43,580)	17,967
Net cash provided by (used in) operating activities	(37,186)	21,059

Cash flows from investing activities:
Investments in properties	(7,294)	(3,296)
Investments in joint ventures	(71,007)	(693)
Purchases of investments available for sale	(446,974)	—
Proceeds from sales of investments available for sale	279,553	—
Cash at consolidation of real estate partnership	—	2,295
Cash held in escrow	131	(162)
Proceeds from sale of assets	447	16
Net cash used in investment activities of continuing operations	(245,144)	(1,840)
Net cash provided by (used in) investing activities of discontinued operations	336,089	(13,314)
Net cash provided by (used in) investing activities	90,945	(15,154)

Cash flows from financing activities:
Distribution to noncontrolling interest	(1,020)	(2,167)
Decrease in bank overdrafts	—	(254)
Proceeds from long-term debt	—	90,496
Repayment of long-term debt	(1,552)	(79,310)
Payment on revolving credit facility	—	(6,441)
Debt issue costs	—	(1,406)
Repurchase of company stock	(5,733)	(74)
Exercise of employee stock options	1,415	2,297
Net cash provided by (used in) financing activities of continuing operations	(6,890)	3,141
Net cash used in financing activities of discontinued operations	(28,846)	(4,522)
Net cash used in financing activities	(35,736)	(1,381)

Net increase in cash and cash equivalents	18,023	4,524
Cash and cash equivalents at beginning of year	4,524	—
Cash and cash equivalents at end of the year	$22,547	4,524
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$2,851	3,960
Income taxes	$50,427	1,657

See accompanying notes.CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share amounts)

					Accumu-
					lated
					Other
					Compre-	Total
			Capital in		hensive	Share	Non-
	Common Stock		Excess of	Retained	Income, net	Holders’	Controlling	Total
	Shares	Amount	Par Value	Earnings	of tax	Equity	Interest	Equity
Balance at January1, 2017	9,914,054	$991	$52,647	$145,168	$14	$198,820	$—	$198,820

Exercise of stock options	92,130	9	2,288			2,297		2,297
Stock option compensation			268			268		268
Shares granted to Directors	10,483	1	444			445		445
Shares purchased and cancelled	(2,000)		(11)	(63)		(74)		(74)
Net income				41,750		41,750	18,801	60,551
Contributions from partners							4,418	4,418
Distributions to partners							(2,167)	(2,167)
Deferred comp. liability, net					24	24		24

Balance at December 31, 2017	10,014,667	1,001	55,636	186,855	38	243,530	21,052	264,582

Exercise of stock options	56,232	6	1,409			1,415		1,415
Stock option compensation			607			607		607
Shares granted to Directors	20,092	2	1,053			1,055		1,055
Shares purchased and cancelled	(121,817)	(12)	(701)	(5,020)		(5,733)		(5,733)
Net income				124,472		124,472	(1,384)	123,088
Distributions to partners							(1,020)	(1,020)
Unrealized loss on investment, net					(739)	(739)		(739)

Balance at December 31, 2018	9,969,174	$997	$58,004	$306,307	$(701)	$364,607	$18,648	$383,255

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - FRP Holdings, Inc. (“FRP” or the “Company”) is a holding company engaged in the real estate business, namely (i) mining royalty land ownership and leasing, (ii) land acquisition, entitlement and development primarily for future warehouse/office or residential building construction, (iii) ownership, leasing, and management of a residential apartment building, and (iv) warehouse/office building ownership, leasing and management.

FRP Holdings, Inc. was incorporated on April 22, 2014 in connection with a corporate reorganization that preceded the Spin-off of Patriot Transportation Holding, Inc. The Company’s successor issuer was formed on July 20, 1998. The business of the Company is conducted through our wholly-owned subsidiaries FRP Development Corp., a Maryland corporation and Florida Rock Properties, Inc., a Florida corporation, and the various subsidiaries of each.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and 3 additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. This resulted in the disposition of all of the Company’s industrial flex/office warehouse properties and constituted a major strategic shift and as a result, these properties have been reclassified as discontinued operations for all periods presented. The Asset Management segment currently contains three commercial properties.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company inclusive of our operating real estate subsidiaries, FRP Development Corp. (“Development”) and Florida Rock Properties, Inc. (“Properties”) and all wholly-owned or controlled entities. Our investments in real estate partnerships which are conducted through limited liability corporations (“LLC”) are also referred to as joint ventures. Our investment in the Brooksville joint venture, BC FRP Realty joint venture, Riverfront Investment Partners Phase II joint venture, and Bryant Street Partnerships are accounted for under the equity method of accounting (See Note 2). All significant intercompany transactions have been eliminated in consolidation.

Effective July 1, 2017 the Company consolidated the assets (at fair value), liabilities and operating results of our Riverfront Investment Partners I, LLC joint venture (“Dock 79”) which was previously accounted for under the equity method. Subsequent to the July 1, 2017 consolidation, the ownership of Dock 79 attributable to our partner MRP Realty is reflected on our consolidated balance sheet as a noncontrolling interest. Such noncontrolling interests are reported on the Consolidated Balance Sheets within equity but separately from shareholders' equity. On the Consolidated Statements of Income, all of the revenues and expenses from Dock 79 are reported in net income, including both the amounts attributable to the Company and the noncontrolling interest. The amounts of consolidated net income attributable to the noncontrolling interest is clearly identified on the accompanying Consolidated Statements of Income.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset.

INVESTMENTS AVAILABLE FOR SALE - The Company determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held to maturity or as trading, are classified as available-for-sale, and are carried at fair value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in the Consolidated Statements of Comprehensive Income. The fair value of securities is determined using quoted market prices. At December 31, 2018, no investments were held for trading purposes or classified as held to maturity.

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

The Company recorded depreciation and depletion expenses for fiscal year 2018 and 2017, of $5,709,000 and $3,491,000, respectively.

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
29

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

INVESTMENTS IN JOINT VENTURES - The Company uses the equity method to account for its investment in Brooksville, in which it has a voting interest of 50% and has significant influence but does not have control. The Company uses the equity method to account for its investment in BC FRP Realty, in which it has a voting interest of 50% and has significant influence but does not have control. The Company uses the equity method to account for its investment in Riverfront Investment Partners Phase II, in which it has a voting interest of 80% and has significant influence but does not have control as the minority partner has day to day management responsibility and veto rights on significant decisions during the construction and lease up phase prior to stabilization. The Company uses the equity method to account for its investment in the Bryant Street Partnerships, in which it has a voting interest of 61.36% and has significant influence but does not have control as the minority partner has day to day management responsibility and veto rights on significant decisions during the construction and lease up phase prior to stabilization. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company’s share of net earnings or losses of the investee, limited to the extent of the Company’s investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee’s revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

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

DEFERRED COMPENSATION PLAN - The Company has a deferred compensation plan, the Management Security Plan (MSP) for our President. The accruals for future benefits are based upon actuarial assumptions.

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

RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” which replaces existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date. Lease contracts with customers constitute a materially all of our revenues and are a specific scope exception. The new standard was adopted beginning with the first quarter of 2018 in connection with our revenues not subject to leases and did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. Lessees are permitted to make an accounting policy election to not recognize an asset and liability for leases with a term of twelve months or less. Additional qualitative and quantitative disclosures, including significant judgments made by management, will be required. Lessors will account for leases using an approach that is substantially equivalent to existing accounting standards. The new standard will become effective for the Company beginning with the first quarter 2019 and requires a modified retrospective transition approach and includes a number of practical expedients. Early adoption of the standard is permitted. As the Company is primarily a lessor the adoption of this guidance will not have a material impact on its financial statements.

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

Brooksville. In 2006, the Company entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2032 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for the year ended December 31, 2018 includes a loss of $61,000 representing the Company’s portion of the loss of this joint venture.

BC FRP Realty (Windlass Run). During the quarter ending March 2016, we entered into an agreement with a Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially calls for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May 2016. Thereafter, the venture will jointly develop the combined properties into a multi-building business park to consist of approximately 329,000 square feet of single-story office space. On September 28, 2017 BC FRP Realty, LLC obtained $17,250,000 of construction financing commitments for 4 buildings through September 15, 2022 from BB&T at 2.5% over LIBOR. The balance outstanding on these loans at December 31, 2018 was $9,568,000.

Essexshire Loan. On January 27, 2018 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Essexshire now known as “Hyde Park.” We have committed up to $9.2 million in exchange for an interest rate of 10% and a preferred return of 20% after which the Company is also entitled to a portion of proceeds from sale. This project will hold 125 town homes and 4 single family lots and is currently in the entitlement process. The loan balance at December 31, 2018 was $594,000.

RiverFront Holdings II, LLC. On May 4, 2018, the Company and MRP formed a partnership to develop Phase II of our RiverFront on the Anacostia project and closed on construction financing with Eagle Bank. The Company has contributed its land with an agreed value of $16.3 million (cost basis of $4.6 million) and $6.2 million of cash. MRP contributed capital of $5.6 million to the partnership including development costs paid prior to the formation of the partnership and a $750,000 development fee. The Company further agreed to fund $13.75 million preferred equity financing at 7.5% interest rate of which $8,723,000 was advanced through December 31, 2018. The Company records interest income for this loan and a loss in equity in ventures for our 80% equity in the partnership. The loan from Eagle Bank allows draws of up to $71 million during construction at an interest rate of 3.25% over LIBOR. The loan is interest only and matures in 36 months with a 12-month extension assuming completion of construction and at least one occupancy. There is a provision for an additional 72 months extension with a 30-year amortization of principal at 2.15% over seven-year US Treasury Constant if NOI is sufficient for a 9% yield. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

Bryant Street Parterships. On December 24, 2018 the Company and MRP formed 4 partnerships to purchase and develop approximately 5 acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $32 million in exchange for a 61.36% common equity in the partnership. The Company also contributed cash of $23 million as preferred equity financing at 8.0% interest rate. The Company records interest income for this loan and a loss in equity in ventures for our 61.36% equity in the partnership. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

Investments in Joint Ventures (in thousands):

					The
					Company's
					Share of
	Common	Total	Total Assets of	Profit (Loss)	Profit (Loss) of
	Ownership	Investment	The Partnership	Of the Partnership	the Partnership

As of December 31, 2018
Brooksville Quarry, LLC	50.00%	$7,449	14,325	(122)	(61)
BC FRP Realty, LLC	50.00%	5,976	21,371	—	—
Essexshire Loan		594	594	39	39
RiverFront Holdings II, LLC	80.00%	19,865	38,869	(66)	(66)
Bryant Street Partnerships	61.36%	55,000	77,541	—	—
Total		$88,884	152,700	(149)	(88)

As of December 31, 2017
RiverFront Holdings I, LLC (1)	—	$—	—	(2,019)	(1,558)
Brooksville Quarry, LLC	50.00%	7,516	14,411	(80)	(40)
BC FRP Realty, LLC	50.00%	5,890	15,027	—	—
Total		$13,406	29,438	(2,099)	(1,598)

(1)	The Company consolidated this joint venture effective July 1, 2017 (see Footnote 3).

Summarized Financial Information for the Investments in Joint Ventures (in thousands):

	As of December 31, 2018
	Brooksville	BC FRP	Essexshire	RiverFront	Bryant Street
	Quarry, LLC	Realty, LLC	Loan	Holdings II, LLC	Partnerships	Total

Investments in real estate, net	$14,299	21,352	594	38,793	41,821	$116,859
Cash and cash equivalents	20	11	—	76	35,670	35,777
Deferred costs	6	8	—	—	50	64
Total Assets	$14,325	21,371	594	38,869	77,541	$152,700

Secured notes payable	$—	9,549	—	—	—	$9,549
Other liabilities	119	38	—	1,887	2,886	4,930
Capital – FRP	7,449	5,892	594	31,347	55,000	100,282
Capital - Third Parties	6,757	5,892	—	5,635	19,655	37,939
Total Liabilities and Capital	$14,325	21,371	594	38,869	77,541	$152,700

The Company’s capital recorded by the unconsolidated Joint Ventures is $11,398,000 more than the Investment in Joint Ventures reported in the Company’s consolidated balance sheet due to the lower basis in property contributed.

Income statements for the RiverFront Holdings I, LLC, prior to consolidation July 1, 2017 (in thousands):

Year ended
December 31,
2017
Revenues:
Rental Revenue	$3,053
Revenue – Reimbursements	33
Total Revenues	3,086
Cost of operations:
Depreciation and amortization	1,958
Operating expenses	1,096
Property taxes	459
Total cost of operations	3,513
Total operating profit	(427)
Interest expense	(1,592)
Net loss of the Partnership	$(2,019)

The amount of consolidated retained earnings for these joint ventures was $(2,702,000) and $(2,638,000) as of December 31, 2018 and December 31, 2017, respectively.

3.	Consolidation of RiverFront Investment Partners I, LLC.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP to form a joint venture to develop the first phase only of the four-phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop and own an approximately 300,000-square-foot residential apartment building (including approximately 18,000 square feet of retail) on approximately 2 acres of the roughly 5.82-acre site. The joint venture, RiverFront Investment Partners I, LLC (“RiverFront I”) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 77.14% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. Construction commenced in October 2014, and first occupancy was in August 2016. The Company’s equity interest in the joint venture was previously accounted for under the equity method of accounting as MRP acted as the administrative agent of the joint venture and oversaw and controlled the day to day operations of the project.

In July 2017, Phase I (Dock 79) reached stabilization, meaning 90% of the individual apartments had been leased and occupied by third party tenants. Upon reaching stabilization, the Company has, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the contractual payouts assuming a sale at the value of the development at the time of this “Conversion election”.

The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at fair value), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. In accordance with the terms of the Joint Venture agreements, the Company used the fair value amount at date of conversion and calculated an adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit sharing arrangement and is 66.0% on a prospective basis.

As of July 1, 2017 (in thousands)
34

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

The Company is a party to a Transition Services Agreement which resulted from our January 30, 2015 spin-off of Patriot Transportation Holding, Inc. (Patriot). The Transition Services Agreement sets forth the terms on which Patriot will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers. The boards of the respective companies amended and extended this agreement for one year effective October 1, 2018.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $1,512,000 and $1,580,000 for 2018 and 2017, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as part of corporate expenses.

To determine these allocations between FRP and Patriot as set forth in the Transition Services Agreement, we employ an allocation method to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations, but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis.

5.	Debt.

Debt is summarized as follows (in thousands):

	December 31,	December 31,
	2018	2017
Revolving credit agreements	$—	—
5.6% to 7.9% mortgage notes
due in installments through 2027	—	29,664
Riverfront permanent loan	88,789	88,653
	88,789	118,317
Less portion due within one year	—	4,463
	$88,789	113,854

On May 21, 2018 in conjunction with the sale of the warehouse business the Companies mortgages notes were prepaid and the credit line with First Tennessee Bank, N.A. was terminated. Prepayment penalties of $3,420,000 were paid.

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to December 31, 2018 is: 2019 - $0; 2020 – $0; 2021 - $127,000; 2022 - $1,556,000; 2023 - $1,622,000 and subsequent years - $85,484,000.

On January 30, 2015, the Company entered into a five-year credit agreement with Wells Fargo with a maximum facility amount of $20 million (the "Credit Agreement"). The Credit Agreement provides a revolving credit facility (the “Revolver”) with a $10 million sublimit available for standby letters of credit. As of December 31, 2018, there was no debt outstanding on the revolver, $1,924,000 outstanding under letters of credit and $18,076,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The Revolver bears interest at a rate of 1.4% over the selected LIBOR, which may change quarterly based on the Company’s ratio of Consolidated Total Debt to Consolidated Total Capital, as defined which excludes FRP RiverFront. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The commitment fee may also change quarterly based upon the ratio described above. The credit agreement contains certain conditions and financial covenants, including a minimum $110 million tangible net worth. As of December 31, 2018, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $168 million combined. The Company was in compliance with all covenants as of December 31, 2018.

Effective July 1, 2017 the Company consolidated the assets (at current fair value), liabilities and operating results of our Riverfront Investment Partners I, LLC partnership (“Dock 79”) which was previously accounted for under the equity method. As such the full amount of our construction loan and secondary financing were recorded in the consolidated financial statements and described below.

Effective August 7, 2014, Dock 79 obtained a commitment for a construction loan from a financial institution in the principal amount of $65,000,000 to fund certain development and construction costs of Dock 79. The interest rate on the loan through the initial maturity date was based on the 2.35% over one-month LIBOR. This loan was paid in full on November 17, 2017. Also effective August 7, 2014, Dock 79 partnership member EB5 Capital-Jobs Fund 8, L.P. (“EB5”) made an initial capital contribution of $17 million in cash into an escrow account with a financial institution all of which were used for construction. Associated with the $17 million cash contribution, EB5 was entitled to earn an investment return. The investment return required Dock 79 to pay interest monthly based on an annual rate of 4.95% for the first 5 years. Due to the mandatory redemption requirements associated with the EB5 financing arrangement, the related investment was classified as a liability on the balance sheets. EB5 was paid in full on November 17, 2017. Subsequent to the repayment of the investment return, EB5 is no longer a partner in Dock 79.

On November 17, 2017, Dock 79’s construction loan and EB5 investment were refinanced by borrowing a principal sum of $90,000,000 pursuant to a Loan Agreement and Deed of Trust Note entered into with EagleBank ("Loan Documents"). The loan is secured by the Dock 79 real property and improvements, bears a fixed interest rate of 4.125% per annum and has a term of 120 months. During the first 48 months of the loan term, Dock 79 will make monthly payments of interest only, and thereafter, make monthly payments of principal and interest in equal installments based upon a 30-year amortization period. The loan is a non-recourse loan. However, all amounts due under the Loan Documents will become immediately due upon an event of default by Dock 79, such events including, without limitation, Dock 79's (i) failure to: pay, permit inspections or observe covenants under the Loan Documents, (ii) breach of representations made under the Loan Documents (iii) voluntary or involuntary bankruptcy, and (iv) dissolution, or the dissolution of the guarantor. MidAtlantic Realty Partners, LLC, an affiliate of MRP, has executed a carve-out guaranty in connection with the loan.

During 2018 and 2017, the Company capitalized interest costs of $1,056,000 and $1,026,000, respectively.

6.	Leases.

At December 31, 2018, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$35,294
Commercial property	55,842
91,136
less accumulated depreciation and depletion	17,223
$73,913

The minimum future straight-lined rentals due the Company on noncancelable leases as of December 31, 2018 are as follows: 2019 - $10,813,000; 2020 - $5,142,000; 2021 - $4,537,000; 2022 - $3,688,000; 2023 - $3,098,000; 2024 and subsequent years $21,631,000.

7.	Earnings per Share.

The following details the computations of the basic and diluted earnings per common share (in thousands, except per share amounts):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	10,040	9,975

Common shares issuable under share
based payment plans which are
potentially dilutive	65	65

Common shares used for diluted
earnings per common share	10,105	10,040

Income from continuing operations	$959	49,548
Discontinued operations	$122,129	11,003
Net income attributable to the Company	$124,472	41,750

Basic earnings per common share:
Income from continuing operations	$0.10	4.97
Discontinued operations	$12.16	1.10
Net income attributable to the Company	$12.40	4.19

Diluted earnings per common share
Income from continuing operations	$0.09	4.94
Discontinued operations	$12.09	1.10
Net income attributable to the Company	$12.32	4.16

For 2018 and 2017, 22,470 and 48,122 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

8.	Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2006 Stock Incentive Plan and the 2016 Equity Incentive Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2016 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 490,310 at December 31, 2018.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 29% and 43%, risk-free interest rate of .6% to 2.9% and expected life of 3.0 to 7.0 years.

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

On May 21, 2018, under the 2016 Equity Incentive Plan change-in-control clause, all unvested stock options held by the Company’s named executive officers became vested and fully exercisable. Included in stock compensation expense was $402,000 for the vesting of option grants from 2016 and 2017 due to the asset disposition.

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Stock option grants	$607	268
Annual director stock award(s)	1,055	445
	$1,662	713

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)
Outstanding at
January 1, 2017	236,385	$25.35	6.1	$2,440
Granted	30,255	$43.45		$440
Modification	—	$30.21		$(137)
Exercised	(92,130)	$24.93		$(842)
Outstanding at
December 31, 2017	174,510	$28.70	6.0	$1,901
Granted	29,260	$45.97		$427
Exercised	(56,232)	$25.17		$(546)
Outstanding at
December 31, 2018	147,538	$33.48	6.7	$1,782
Exercisable at
December 31, 2018	119,714	$31.59	6.1	$1,346
Vested during
twelve months ended
December 31, 2018	46,030			$669

The following table summarizes information concerning stock options outstanding at December 31, 2018:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$24.76 - $37.25	3,542	26.97	5.9
$37.26 - $45.97	24,282	43.74	9.5
	27,824	$41.61	9.0	Years
Exercisable:
$16.71 - $24.75	14,100	16.72	2.9
$24.76 - $37.25	32,753	21.40	3.7
$37.26 - $45.97	72,861	39.04	7.8
	119,714	$31.59	6.1	Years
Total	147,538	$33.48	6.7	Years

The aggregate intrinsic value of exercisable in-the-money options was $1,727,000 and the aggregate intrinsic value of outstanding in-the-money options was $1,849,000 based on the market closing price of $46.01 on December 31, 2018 less exercise prices.

The unrecognized compensation cost of options granted to FRP employees but not yet vested as of December 31, 2018 was $403,000, which is expected to be recognized over a weighted-average period of 4.3 years.

Gains of $1,977,000 were realized by option holders during the year ended December 31, 2018. Patriot realized the tax benefits of $756,000 of these gains because these options were exercised by Patriot employees for options granted prior to the spin-off.

9.	Income Taxes.
39

Fourth quarter 2017 net income included $12,043,000, or $1.20 per share, due to a deferred tax benefit resulting from revaluing the Company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. The Company’s net deferred tax liability was reduced as a result of the lower corporate income tax rates applicable to the Company going forward. The adjustment included $209,000 from reducing the effective tax rate for 2017 from 39.5% to 39.07% as a result of not being required to add to deferred taxes in anticipation of future taxable income in excess of $10 million where the federal rate increases from 34% to 35%. Our tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises, decreased from 39.07% to 27.05% for 2018. Our effective income tax expense may vary, possibly materially, due to, changes in interpretations of the Tax Act or related accounting guidance and projected effective state tax rates.

The provision for income tax expense included in the financial statements (in thousands):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Included in Net income:
Continuing operations	$524	7,350
Discontinued operations	45,286	(21)
	45,810	7,329
Comprehensive income	(275)	(14)

Total tax expense	$45,535	7,315

The provision for income taxes consists of the following (in thousands):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Current:
Federal	$28,512	(1,779)
State	15,024	(433)
	43,536	(2,212)
Deferred	1,999	9,527

Total	$45,535	7,315

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Amount computed at statutory
Federal rate	$35,351	16,723
State income taxes (net of Federal
income tax benefit)	10,186	2,476
Tax Cut and Jobs Act of 2017	-	(11,834)
Other, net	(2)	(50)
Provision for income taxes	$45,535	7,315

In this reconciliation, the category “Other, net” consists of permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest and penalties, and adjustments to prior year estimates. The state income tax provision includes $4,213,000 of state taxes related gains from sales or properties which are deferred for only for federal taxes under the Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities are presented below (in thousands):

	As of	As of
	December 31,	December 31,
	2018	2017
Deferred tax liabilities:
Property and equipment	$28,329	25,212
Depletion	721	660
Unrealized rents	52	1,166
Prepaid expenses	38	431
Gross deferred tax liabilities	29,140	27,469
Deferred tax assets:
Employee benefits and other	1,159	1,487
Gross deferred tax assets	1,159	1,487
Net deferred tax liability	$27,981	25,982

The Company has no unrecognized tax benefits.

FRP tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of December 31, 2018, the earliest tax year that remains open for audit in the Unites States is 2013.

10.	Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $50,000 in 2018 and $54,000 in 2017.

The Company has a deferred compensation plan, the Management Security Plan (MSP) for our President. The accruals for future benefits are based upon actuarial assumptions. Life insurance on his life has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for 2018 and 2017, was ($7,000) and $12,000, respectively. The accrued benefit under this plan as of December 31, 2018 and December 31, 2017 was $1,440,000 and $1,457,000, respectively.

11.	Business Segments.

The Company is reporting its financial performance based on four reportable segments, Asset Management, Mining Royalty Lands, Development and Stabilized Joint Venture, as described below.

The Asset Management segment owns, leases and manages commercial properties. The flex/office warehouses in the Asset Management Segment were sold (with one remaining warehouse held for sale) and reclassified to discontinued operations leaving only three commercial properties.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.

Through our Development segment, we own and are continuously monitoring for their “highest and best use” several parcels of land that are in various stages of development.  Our overall strategy in this segment is to convert all of our non-income producing lands into income production through (i) an orderly process of constructing new buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties. Additionally, our Development segment will form joint ventures on new developments of land not previously owned by the Company.

In July 2017, Phase I (Dock 79) of the development known as RiverFront on the Anacostia in Washington, D.C., a 300,000-square-foot residential apartment building developed by a joint venture between the Company and MidAtlantic Realty Partners (“MRP”), reached stabilization, meaning 90% of the individual apartments have been leased and are occupied by third party tenants. Upon reaching stabilization, the Company had, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the value of the development at the time of stabilization. The attainment of stabilization also resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value), liabilities and operating results of the joint venture as a new segment called Stabilized Joint Venture. We have renamed this segment from RiverFront on the Anacostia to the Stabilized Joint Venture segment as we intend transfer additional joint ventures from our Development segment into this segment as they reach stabilization.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and 3 additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. This sale constituted a major strategic shift and as a result, these properties have been reclassified as discontinued operations for all periods presented. We plan to develop our remaining owned office/warehouse pad sites in a timely, deliberate manner and find a buyer once each building is fully leased.

Operating results and certain other financial data for the Company’s business segments are as follows (in thousands):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Revenues:
Asset management	$2,309	2,284
Mining royalty lands	8,139	7,241
Development	1,206	1,230
Stabilized Joint Venture	10,368	4,847
	$22,022	15,602
Operating profit:
Before corporate expenses:
Asset management	$1,051	1,035
Mining royalty lands	7,504	6,732
Development	(2,104)	(1,528)
Stabilized Joint Venture	(537)	(2,018)
Operating profit before corporate expenses	5,914	4,221
Corporate expenses:
Allocated to asset management	(153)	(154)
Allocated to mining royalty lands	(214)	(167)
Allocated to Development	(1,984)	(1,231)
Allocated to Stabilized Joint Venture	(393)	(65)
42

Unallocated	(1,208)	(1,563)
	(3,952)	(3,180)
	$1,962	1,041

Interest expense	$3,103	2,741

Depreciation, depletion and amortization:
Asset management	$540	512
Mining royalty lands	198	110
Development	228	337
Stabilized Joint Venture	6,932	4,975
	$7,898	5,934
Capital expenditures:
Asset management	$335	221
Mining royalty lands	—	—
Development	6,396	2,218
Stabilized Joint Venture	563	857
	$7,294	3,296

Identifiable net assets at end of period:
Asset management	$10,593	2,960
Discontinued operations	3,224	176,694
Mining royalty lands	37,991	38,656
Development	119,029	46,684
Stabilized Joint Venture	138,206	144,386
Investments available for sale at fair value	165,212	—
Cash items	22,749	4,524
Unallocated corporate assets	8,484	4,830
	$505,488	418,734

12.	Fair Value Measurements.

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

At December 31, 2018 the Company was invested in 55 corporate bonds with individual maturities ranging from 2020 through 2021 and one bond maturing in 2024. The unrealized loss on these bonds of $1,014,000 was recorded as part of comprehensive income and was based on the estimated market value by National Financial Services, LLC (“NFS”) obtained from sources that may include pricing vendors, broker/dealers who clear through NFS and/or other sources (Level 2). The Company concluded that this unrealized loss was not other-than-temporary because the market values recovered in January 2019 and the Company has the option to retain individual bonds through maturity. The Company recorded a realized loss of $580,000 in its net investment income related to a bond that was sold at a loss in January. The amortized cost of the investments was $166,226,000 and the carrying amount and fair value of such bonds were $165,212,000 as of December 31, 2018.

At December 31, 2018 and 2017, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company’s other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2018, the carrying amount and fair value of such other long-term debt was $88,789,000 and $87,983,000, respectively. At December 31, 2017, the carrying amount and fair value of such other long-term debt was $118,317,000 and $122,271,000, respectively.

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

The Company executed a letter of intent with MRP in May 2016 to develop Phase II of the Riverfront on the Anacostia project and recorded an estimated environmental remediation expense of $2.0 million for the Company’s estimated liability under the proposed agreement. The Company substantially completed the remediation and reduced the estimated liability in the quarter ending September 30, 2018 by $465,000. The Company has no obligation to remediate any known contamination on Phases III and IV of the development until such time as it makes a commitment to commence construction on each phase.

14.	Commitments.

The Company, at December 31, 2018, had entered into various contracts to develop and maintain real estate with remaining commitments totaling $1,337,000.

15.	Concentrations.

The mining royalty lands segment has a total of five tenants currently leasing mining locations and one lessee that accounted for 30% of the Company’s consolidated revenues during 2018 and $282,000 of accounts receivable at December 31, 2018.  The termination of these lessees’ underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with First Tennessee Bank and BB&T.  At times, such amounts may exceed FDIC limits.

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

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million.

17.	Real Estate Business Park Acquisitions.

The Company has allocated the purchase price of property acquisitions based upon the fair value of the assets acquired,

consisting of land, buildings and intangible assets, including in-place leases and below market leases.  These deferred leasing intangible assets are recorded within Deferred Costs and Deferred lease intangible, net in the consolidated balance sheets. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

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

The gross amounts and accumulated amortization of identifiable intangible assets are as follows (in thousands):

	December 31, 2018		December 31, 2017
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
In-place leases (useful life 0-8 years)	$4,727	4,702	7,515	4,206
Above Market leases (useful life 5 years)	-	-	48	27
	$4,727	4,702	7,563	4,233

	December 31, 2018		December 31, 2017
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible liabilities:
Below Market leases (useful life 4-5 years)	$-	-	220	220
	$-	-	220	220

19.	Discontinued Operations.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. These properties comprised substantially all the assets of our Asset Management segment and have been reclassified as discontinued operations for all periods presented. The results of operations associated with discontinued operations for the years ended December 31, 2018 and 2017 were as follows (in thousands):

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Revenues:
Rental revenue	$9,791	22,570
Revenue – reimbursements	2,307	5,019
Total Revenues	12,098	27,589

Cost of operations:
Depreciation, depletion and amortization	3,161	7,598
Operating expenses	1,742	3,485
Property taxes	1,286	3,008
Management company indirect	1,360	734
Corporate expenses (Note 4 Related Party)	1,462	200
Total cost of operations	9,011	15,025

Total operating profit	3,087	12,564

Interest expense	(587)	(1,582)
Loss on investments land sold	—	—
Gain on sale of buildings	164,915	—

Income before income taxes	167,415	10,982
Provision for (benefit from) income taxes	45,286	(21)

Income from discontinued operations	$122,129	11,003

The components of the balance sheet are as follows (in thousands):

	December 31	December 31
Assets:	2018	2017
Real estate investments at cost:
Land	$546	40,465
Buildings and improvements	3,315	186,657
Projects under construction	—	6,617
Total investments in properties	3,861	233,739
Less accumulated depreciation and depletion	2,374	68,049
Net investments in properties	1,487	165,690

Accounts receivable, net	910	405
Unrealized rents	473	4,088
Deferred costs	354	6,509
Other assets	—	2
Assets of discontinued operations	$3,224	176,694

Liabilities:
Secured notes payable, current portion	$—	23,825
Secured notes payable, less current portion	—	4,338
Accounts payable and accrued liabilities	205	2,289
Deferred revenue	45	967
Tenant security deposits	38	861
Liabilities of discontinued operations	$288	32,280
46

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

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2018.

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

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

FRP Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 15, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

March 15, 2019

Report of Independent Registered Certified Public Accounting Firm

on Internal Control Over Financial Reporting

The Shareholders and Board of Directors

FRP Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited FRP Holdings, Inc. (the “Company’s”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) criteria. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes to the consolidated financial statements and our report dated March 15, 2019 expressed an unqualified opinion thereon.

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

Hancock Askew & Co., LLP

Savannah, Georgia

March 15, 2019

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

John D. Baker II

Chief Executive Officer

John D. Milton, Jr.

Executive Vice President, Treasurer, Secretary

and Chief Financial Officer

David H. deVilliers, Jr.

President

President, FRP Development Corp. and

Florida Rock Properties, Inc.

John D. Klopfenstein

Controller and Chief Accounting Officer

FRP Holdings, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 11 a.m. local time, on Tuesday, May 6, 2019, in the Concourse Conference Room at 200 West Forsyth Street, Jacksonville, Florida.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: FRPH)

Form 10-K

Shareholders may receive, without charge, a copy of FRP Holdings, Inc.’s annual report on Form 10-K for the year ended December 31, 2018 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.frpholdings.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

