Form 10-K, Exhibit 13
period 2019-12-31
FRP HOLDINGS, INC.
filed 2020-03-12
CIK 844059

Annual Report 2019

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended December 31

(Amounts in thousands except per share amounts)

			%
	2019	2018	Change

Revenues	$23,756	22,022	7.9
Operating profit	$5,756	1,962	193.4
Income from continuing operations	$8,822	959	819.9
Income from discontinued operations, net	$6,856	122,129	(94.4)
Loss attributable to noncontrolling interest	$(499)	(1,384)	(63.9)
Net income attributable to the Company	$16,177	124,472	(87.0)

Per common share:
Income from continuing operations:
Basic	$0.89	0.10	790.0
Diluted	$0.89	0.09	888.9
Income from discontinued operations, net:
Basic	$0.69	12.16	(94.3)
Diluted	$0.69	12.09	(94.3)
Net income attributable to the Company:
Basic	$1.64	12.40	(86.8)
Diluted	$1.63	12.32	(86.8)

Total Assets	$538,148	505,488	6.5
Total Debt	$88,925	88,789	0.2
Shareholders' Equity	$374,888	364,607	2.8
Common Shares Outstanding	9,817	9,969	(1.5)
Book Value Per Common Share	$38.19	36.57	4.4

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

To Our Shareholders,

In many ways, 2019 was an embodiment of SALY, the old accounting acronym- “Same As Last Year.” Like last year, we were able to push rents at Dock 79 despite additional supply entering the market. Like last year, with the second quarter sales of 1502 Quarry Drive and 7030 Dorsey Road, we continued the disposition of our “heritage” assets. Like last year, our mining royalty segment had its biggest year ever in terms of both revenue and operating profit. And like last year, we remain a company in transition. The industrial asset sale of 2018 continues to present us with the enviable problem of determining the best way to redeploy a substantial amount of money. Despite the frothiness of the market and the seemingly unsustainable heights achieved by asset prices, we were able to put some of the proceeds to work in projects where we believe both the market and the “pop” in value from development will still translate into shareholder value. However, same as last year, we believe a strong cash position and a fortress balance sheet are the best foot forward for this Company in the near term. This unprecedented run of economic growth will not last forever and given the level of market and political uncertainty looming in 2020, we have every reason to believe that having cash and a lot of it will prove useful when things go from SALY to stormy.

Asset Management

The vast majority of what constituted the Asset Management Segment was sold in 2018. That liquidation continued this year with the sale of our office property at 7030 Dorsey Road in the second quarter for $8.85 million. Of the 43 properties in the Asset Management Segment at the start of 2018, all that remains is the Company’s home office building in Sparks, MD and the vacant lot in Jacksonville still under lease to Vulcan that used to house Florida Rock Industries’ home office. This past year, we added two properties to this segment—Cranberry Run and 1801 62nd Street. Cranberry Run is a five-building industrial park in Harford County, MD totaling 268,010 square feet of industrial/ flex space. We made substantial progress in 2019 on our plan to implement approximately $2 million in improvements in order to lease-up the property. An additional $1 million of capital is projected for future leasing costs bringing the total investment to approximately $9.5 million or $35 per square foot. At year end it was 26.1% leased and occupied. 1801 62nd Street is our most recent spec building in Hollander Business Park and is our first warehouse with a 32-foot clear-height ceiling. We completed construction on this building earlier this year and it is now 100% leased and occupied. These additions, the former a value-add, opportunistic acquisition and the latter, an in-house development of one of the parcels remaining at Hollander Business Park, are indicative of the types of assets we intend to add periodically to this segment. But they should not be mistaken as the first steps on the road to rebuilding the kind of Asset Management segment we operated prior to last year’s sale. We are no longer in the develop and hold business when it comes to industrial assets. Rather, we will develop buildings from our existing land bank and from new raw land purchases, or rehabilitate an existing industrial asset acquired at a discount with the aim of selling the fully leased buildings individually or in groups when the market dictates these actions. Total revenues in this segment were $2,190,000, down $119,000 or 5.2%, over the same period last year. Operating loss was ($450,000), down $1,348,000 from an operating profit of $898,000 in the same period last year due to higher allocation of corporate expenses and increased operating expenses associated with the Cranberry Run acquisition in the first quarter and the addition of 1801 62nd Street to Asset Management second quarter.

Mining Royalty

Total revenues in this segment were $9,438,000 versus $8,139,000 in the same period last year. Total operating profit in this segment was $8,521,000, an increase of $1,231,000 versus $7,290,000 in the same period last year. As mentioned previously, this was the single greatest year in terms of financial performance for this segment. But even that very lofty sentence fails to capture just how remarkably well this segment performed. Operating profit this year was higher than last year’s revenue, which until this year was the highest revenue total in this segment’s history. Had the year ended after the first three quarters, which is to say, had we collected no royalties whatsoever in the fourth quarter, this segment would still have experienced its third highest revenue total.

It is perfectly rational to see numbers like these and both continue to project revenues up and to the right, while at the same time wonder when the music is going to stop. We have every reason to believe that as good as this year was, next year will be even better. Demand for housing still exceeds supply. The Savannah market served by our Macon Quarry is incredibly active. The increased production at our Ft. Myers quarry that fueled this record year should only continue. Looking to the end of next year and beyond, now that Cemex has fully permitted our Lake Louisa property, its ability to realize these reserves in one of the country’s best sand markets should positively impact revenue and income over the term of the lease beyond the minimums we’ve been collecting.

Though it would be unreasonable to expect the party to go on forever, the aggregates industry is in a very different place than it was at the end of the last period of economic expansion and, we believe, well positioned to absorb a downturn. The high barriers to entry (capital and regulatory) inherent to the industry allow our tenants to maintain prices even if volumes fall. Furthermore, aggregates consumption is still well below its peak both at a national level (2.46 billion metric tons of crushed stone and sand and gravel in the twelve months ended September 30, 2019 vs 3.01 billion metric tons in 2006) and for this company (8.6 million tons this year vs 10.3 million tons in 2006). That the industry has not recovered the volumes achieved during the housing boom is partly a function of the simple fact that there was more construction going on than the market could bear. Volumes like we saw in 2006 were unsustainable at that time. However, that difference in volumes is also a function of a decade of low unemployment. A limited supply of qualified labor from which the industry could pull has created a bottleneck where project demand exceeds capacity. Though this has hampered the ability of the industry to grow, this situation has also precipitated a backlog of projects that should keep demand steady in the future. We do not think the delta between current and apex volumes is a sure sign of things to come, but rather, an indicator that if we are at or close to the current economic peak, this is a far less frothy peak with a far less precipitous drop and a much longer runway as a result of the pent-up demand caused by this sustained labor shortage.

Our reserves of more than half a billion tons represent a “long” bet on the Virginia, Georgia, and Florida markets served by our properties. Both the mining leases and the potential “second lives” of these properties reflect our confidence in the long-term future growth in this segment.

Development

Our overall goal in this segment is to convert all our non-income producing lands into income production. Whether through the orderly development of our existing properties, joint ventures, and/or selling land to acquire developed assets, this segment is how we leverage and convert potential shareholder value into actual income.

In keeping with this plan, during the second quarter of 2018, we began construction on a 94,350-square foot spec building at Hollander Business Park. This Class “A” facility was our first building with a 32-foot clear-height ceiling and was added to the Asset Management Segment this year. It is now 100% leased and occupied. There are four remaining lots at Hollander Business Park. One lot is ground leased for a compressed natural gas station. The remaining three lots are in various stages of entitlements. Two lots are currently being entitled for two warehouse buildings totaling 145,750 square feet on which we plan to begin construction in 2020. We should begin entitling the final lot at Hollander in the fourth quarter of 2020.

Beyond Hollander, we have three pad sites totaling 14.6 acres remaining at our Lakeside Business Park. In April 2019, we entered into a contract to sell these sites for $3.75 million. The buyer has finished its due diligence and we expect to close in April 2020.

Shell construction on all buildings at our joint venture with St. John Properties was completed in January 2019. We are now in the process of leasing these four single-story buildings totaling 100,030 square feet of office and retail space. At the end of the year, Phase I was 44% leased and occupied.

In April 2018, we began construction on Phase II of our RiverFront on the Anacostia project, now known as “The Maren.” Construction is nearly complete on this 264-unit-building and we have already begun pre-leasing in anticipation of delivering the first units in the first quarter of 2020. In December 2018, the Company entered into a joint venture agreement with MRP for the first phase of a multifamily, mixed-use project in northeast Washington, DC along the Metro known as “Bryant Street.” FRP contributed $32 million in common equity and another $23 million in preferred equity. The development is in what is known as an Opportunity Zone, which has allowed us to defer and possibly partly eliminate $14.9 million in state and federal taxes. Construction began in February 2019 with the first building scheduled to deliver by fourth quarter 2020 with the balance by third quarter 2021.

In December 2019, the company entered into two joint ventures in Greenville, SC with a new partner, Woodfield Development. Woodfield specializes in Class-A multi-family, mixed use developments primarily in the Carolinas and

DC. Our first joint venture with them is a 200-unit multifamily project known as “Riverside.” FRP contributed $6.2 million in common equity for a 40% ownership interest. Construction is set to begin in the first quarter of 2020 and should be complete in the third quarter of 2021. The second joint venture in Greenville with Woodfield is a 227-unit multifamily development known as “.408 Jackson.” It will have 4,700 square feet of retail and is located across the street from Greenville’s minor league baseball stadium. FRP contributed $9.7 million in common equity for a 40% ownership interest. Construction is set to begin in the second quarter of 2020 and should be complete in the second quarter of 2022. Though these projects are a step outside of our traditional geographic footprint, we were really impressed with Greenville and felt the growth potential of the market and the track record of our partner warranted the investment. Both projects are qualified opportunity zone investments and will defer a combined $4.3 million in taxes.

In the final days of 2019, the Company entered into a joint venture agreement with MRP for the development of a mixed-use project known as “1800 Half Street.” The development is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia, currently under lease by Vulcan, and Audi Field, the home stadium of the DC United. The ten-story structure will have 344 apartments and 11,246 square feet of ground floor retail. FRP contributed $37.3 million in common equity. Beyond investing in one of the best markets in the country, what really attracted us to this deal is the ability to augment our footprint in an area where we already planned to develop, with partners we know and trust, and the added benefit of investing in an opportunity zone which allows us to defer just over $10 million in taxes associated with last year’s asset sales. Construction should begin in May 2020 with the expectation of delivering the first units in April 2022. As alluded to previously, we think this investment will only further enhance and serve as a launching point for Square 664E, our two acres on the Anacostia River, when Vulcan’s lease finally runs out in 2026.

Beyond our development pipeline, we have two more pieces of property in our Ft. Myers Quarry and Hampstead Overlook that we see potential in monetizing in the next few years. Hampstead was originally purchased as a commercial business park, but management determined that the best use for the property was residential. We have sought to rezone the property for that use in order to sell it and redeploy this capital into assets with more near-term income producing potential. We are fully engaged in the formal process of seeking PUD entitlements for this 118-acre tract which received non-appealable rezoning from industrial to residential during the first quarter of this year.

Finally, now that Vulcan is starting to mine the reserves at Ft. Myers, we anticipate that the second life of that quarry will be upon us within seven years. Once our reserves are depleted on the developable segment of the property, we will have land in place around two lakes sufficient to accommodate 105 one-acre, waterfront, residential lots. The sale of that many lots of that size in that market should provide significant value to our shareholders.

We will continue to monitor all our sites and their markets and remain opportunistic regarding their best use.

Stabilized Joint Ventures

2019 was the second full year of having Dock 79 consolidated on to the Company’s books. Average occupancy for 2019 was 95.46% and at the end of the year, Dock 79 was 91.48% leased and 93.44% occupied. Over the course of the year, 60.68% of expiring leases renewed with an average increase in rent of 2.76%. Net Operating Income for this segment was $7,167,000, up $629,000 or 9.62% compared to the same period last year, primarily due to substantial increases in NOI from our retail tenants compared to last year. We were pleasantly surprised with the strength of these numbers, particularly the renewals and rent increases. That we renewed a higher percentage of tenants than we did in 2018 (60.68% vs. 58.40%) with a comparable percentage increase in rent (2.76% vs 3.29%), all during the construction of the Maren next door (in the case of some tenants, mere feet away)—we believe is a powerful reminder of both the quality of the asset and the demand for waterfront real estate… and in no way bears responsibility for the Nationals three home losses during the World Series.

Dock 79 is a joint venture between the Company and MRP, in which FRP Holdings, Inc. is the majority partner with 66% ownership.

In light of the performance of the Mining Royalties Segment or Dock 79 or the transformation of our Asset Management Segment, one could look back at the twelve months since this letter last found you with some degree of satisfaction. This was an excellent year for many of our assets—in some cases, the best year they’ve ever had. And yet the asset that looms largest in the minds of management—our substantial cash holdings—remains by and large unchanged and presents us with the same challenges we faced a year ago. We are actively pursuing different projects in which to put the money to use while remaining cautious and perhaps conservative in terms of the standard of quality of any project we consider. From an outsider’s perspective, the end result of having a foot on both the accelerator and the brakes looks exactly the same as doing nothing. Rest assured, that is not the case. The $53 million in opportunity zone investments made at the end of the year speak to that, as do the over $8 million in share repurchases we made in 2019. But the $160 million that remains deserves a better home than fixed income, and so we are faced with a choice in investment philosophy: do we find a home for the money today that can generate a better return than investment-grade bonds, or do we sit pat and wait for something extraordinary? We opted for the latter, and the shareholder patience required to execute it has not gone unappreciated by management. In the end, it is our belief that it won’t go unrewarded

Respectfully yours,

John D. Baker II

C.E.O. and Executive Chairman

OPERATING PROPERTIES

The Company owns, directly or through interests in joint ventures, over 20,000 acres of land in Florida, Georgia, Maryland, Virginia, Delaware and the District of Columbia. This land is generally held by the Company in four distinct segments (i) Asset Management Segment (land owned and operated as income producing rental properties in the form of office building properties), (ii) Mining Royalty Lands Segment (land owned and leased to mining companies for royalties or rents), (iii) Development Segment (land owned and held for investment to be further developed for future income production or sales to third parties), and (iv) Stabilized Joint Venture Segment.

Asset Management Segment. On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. These properties comprised substantially all the assets of our Asset Management segment and have been reclassified as discontinued operations for all periods presented.

As of December 31, 2019, the Asset Management Segment owned four commercial properties as follows:

1) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet which is 95.2% occupied (16% of the space is occupied by the Company for use as our Baltimore headquarters).

2) 155 E. 21st Street in Duval County, Florida was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

3) Cranberry Office Park consists of five office buildings totaling 268,010 square feet which are 26.1% occupied at December 31, 2019.

4) 1801 62nd Street consists of 94,350 square feet and was completed in second quarter. The building is 100% leased at December 31, 2019.

Mining Royalty Lands Segment – Mining Properties. The following table summarizes the Company's mining royalty lands and estimated reserves at December 31, 2019 a substantial portion of which are leased to Vulcan Materials.

Tons of
	Tons Sold	Estimated
	in Year	Reserves
	Ended	at
	12/31/2019	12/31/2019
	(000’s)	(000’s)
The Company owns nine locations
currently being mined in Grandin,
Ft. Myers, Keuka, Newberry,
and Astatula, Florida; Columbus,
Macon, and Tyrone, Georgia;
and Manassas, Virginia comprising approximately 12,742 acres.	7,815	437,892

The Company owns four locations that
are leased for mining but are not currently
being mined in Marion County and Lake Louisa and Lake Sand in Lake County, Florida
and Forest Park Georgia comprising approximately 2,452 acres.	0	73,369

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

In November 2017, Lake County commissioners voted to approve a permit to Cemex to mine the Company’s land in Lake Louisa, Florida. The county issued the mining permit in July 2019. After completing the work necessary to prepare this site to become an active sand mine, Cemex expects to begin mining by early 2021.

Mining Royalty Lands Segment - Brooksville Joint Venture. On October 4, 2006, a subsidiary of the Company (Florida Rock Properties, Inc.) entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 of light industrial uses. The Master Plan zoning for the Project was approved by the County in August 2012. Vulcan Materials still mines on the property and the Company receives 100% of the royalty on all tons sold at the Brooksville location. In 2019, 295,000 tons were sold, and estimated reserves were 4,611,000 as of December 31, 2019. During 2017, the Company agreed to extend the mining lease on this property for an additional ten years, through the year 2032, in exchange for a requirement to increase production 100,000 tons by December 31, 2023.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 1,775 acres of investment properties in Gulf Hammock (approximately 1,600 acres currently listed for sale), Brooksville, and Polk County, Florida.

Development Segment – Warehouse/Office Land.

At December 31, 2019 this segment owned the following future development parcels:

1)	15 acres of horizontally developed land available for future construction of an additional 187,550 square feet of warehouse/office product at Lakeside Business Park in Harford County, Maryland.

2)	25 acres of horizontally developed land capable of supporting 227,490 square feet of warehouse, office, and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.

Development Segment – Land Held for Investment or Sale.

1)	The RiverFront on the Anacostia property is a 5.8-acre parcel of real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. A revised Planned Unit Development (PUD) plan was approved in 2012 and permits the Company to develop a four building, mixed use project, containing approximately 1,161,050 square feet, constructed in four phases. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. The first phase (now known as Dock 79), completed through a joint venture, consisted of a single building with residential and retail uses and became our fourth business segment in July 2017, now known as the Stabilized Joint Venture Segment. The second phase (now known as Maren) commenced construction in April 2018 under a joint venture with substantial completion estimated in June 2020 and also consists of a single building with residential and retail uses. The final two phases, Phase 3 and Phase 4 remain under a first-stage PUD approval expiring April 5, 2023, permitting 599,535 square feet of development.

2)	The Hampstead Trade Center property in Hampstead, Carroll County, Maryland is a 118-acre parcel located adjacent to the State Route 30 bypass. The parcel was previously zoned for industrial use. On December 22, 2018, The Town of Hampstead re-awarded FRP its request for rezoning with a 30-day appeal period. No appeal
7

was filed, therefore, FRP can now move forward with its residential concept plan. Management believes this to be a higher and better use of the property. We are fully engaged in the formal process of seeking PUD entitlements for this 118-acre tract in Hampstead, Maryland, now known as “Hampstead Overlook”.

3)	Bryant Street Partnerships: On December 24, 2018 the Company and MRP Realty formed four partnerships to purchase and develop approximately 5 acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017.

4)	1800 Half Street. On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia current under lease by Vulcan and Audi Field, the home stadium of the DC United. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017.

5)	The Company’s Square 664E property is approximately two acres and sits on the Anacostia River at the base of South Capitol Street less than half a mile down river from our RiverFront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five years. In July 2018, Audi Field, the home of the DC United professional soccer club, opened its doors to patrons in Buzzard Point. The 20,000-seat stadium hosts 17 home games each year in addition to other outdoor events. The stadium is separated from our property by 1800 Half Street, the property acquired in a joint venture between the Company and MRP in December 2019. In March 2017 reconstruction of the bulkhead was completed at a cost of $4.2 million in anticipation of future high-rise development.

6)	Greenville/Woodfield: In December 2019, the company entered into two joint ventures in Greenville, SC with a new partner, Woodfield Development. Woodfield specializes in Class-A multi-family, mixed use developments primarily in the Carolinas and DC. Our first joint venture with them is a 200-unit multifamily project known as “Riverside.” The second joint venture in Greenville with Woodfield is a 227-unit multifamily development known as “.408 Jackson.” It will have 4,700 square feet of retail and is located across the street from Greenville’s minor league baseball stadium.

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

In July 2019, the Company completed a like-kind exchange by reinvesting $6,000,000 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek DST. The DST owns a 294-unit garden-style apartment community known as Hickory Creek consisting of 19 three-story apartment buildings containing 273,940 rentable square feet. Hickory Creek was constructed in 1984 and substantially renovated in 2016 and is located in Henrico County, Virginia. FRP is a 26.649% beneficial owner and receives monthly distributions.

Real Estate Summary Schedule at December 31, 2019 (dollars in thousands).

	Encumb-	Gross	Net	Date	Revenue
County	Rances	Book Cost	Book Value	Acquired	2019
Mining Royalty Lands
Alachua, FL		$1,442	$1,272	4/86	$1,201
Clayton, GA		369	364	4/86	93
Fayette, GA		885	773	4/86	700
Lake, FL		403	245	4/86	150
Lake, FL		1,083	77	4/86	479
Lake Louisa, FL		11,039	11,039	5/12	1,024
Lee, FL		4,703	4,542	4/86	798
Monroe, GA		792	494	4/86	1,148
Muscogee, GA		324	0	4/86	373
Prince William, VA		298	0	4/86	1,289
Putnam, FL		15,039	10,277	4/86	1,717
Putnam, FL		300	17	4/86	0
Spalding, GA		20	20	4/86	6
Marion, FL		1,185	585	4/86	146
Investment Property		1,225	623	4/86	0
Brooksville Joint Venture		7,500	7,500	4/86	314
	0	46,607	37,828		9,438
Asset Management Properties
Baltimore, MD		6,284	2,542	10/89	521
Duval, FL		198	159	4/86	730
Harford, MD		8,119	7,907	2/19	407
Harford, MD		1,682	1,682	8/95	0
Baltimore City, MD		7,384	7,176	4/19	24
Anne Arundel, MD		0	0	7/07	508
	0	23,667	19,466		2,190
Development Properties
Baltimore, MD		5,391	5,391	12/02	0
Carroll, MD		8,243	8,243	3/08	0
Baltimore City, MD		4,258	4,058	12/10	66
Washington D.C.		8,010	6,098	4/13	79
Washington D.C.		8,480	8,010	4/86	1,019
Washington D.C.		58,353	58,353	12/18	0
Washington D.C.		25,975	25,975	5/18	0
Henrico Cty, VA		6,000	6,000	7/19	0
Baltimore Cty, MD		3,492	3,492	2/19	0
Prince George Cty, MD		508	508	7/19	0
Washington D.C.		37,314	37,314	12/19	0
Greenville, SC		9,718	9,718	12/19	0
Greenville, SC		6,201	6,201	12/19	0
	0	181,943	179,361		1,164

Riverfront	88,925	149,074	134,365	07/17	10,964

Grand Totals (1)	$88,925	$401,291	$371,020		$23,756

(1)	Includes investments in joint ventures of $160,452.
9

Five Year Summary

(Amounts in thousands except per share amounts)

				Three months
	Years ended			Ended	Years ended
	December 31,			December 31,	September 30,
	2019	2018	2017	2016	2016	2015
Summary of Operations:
Revenues	$23,756	22,022	15,602	2,754	11,306	9,674
Operating profit	$5,756	1,962	1,041	516	3,236	(633)
Interest expense	$1,054	3,103	2,741	—	—	(50)
Income (loss) from continuing operations	$8,822	959	49,548	(394)	5,010	(526)
Per Common Share:
Basic	$0.89	0.10	4.97	(0.04)	0.51	(0.05)
Diluted	$0.89	0.09	4.94	(0.04)	0.51	(0.05)

Income from discontinued operations, net	$6,856	122,129	11,003	2,076	7,014	8,798
Income (loss) attributable to noncontrolling interest	$(499)	(1,384)	18,801	—	—	—
Net income attributable to the Company	$16,177	124,472	41,750	1,682	12,024	8,272
Per Common Share:
Basic	$1.64	12.40	4.19	0.17	1.22	0.85
Diluted	$1.63	12.32	4.16	0.17	1.22	0.84

	December 31,				September 30,
	2019	2018	2017	2016	2016	2015
Financial Summary:
Property and equipment, net	$202,187	206,553	209,914	224,247	220,616	207,205
Total assets	$538,148	505,488	418,734	266,560	264,789	251,737
Long-term debt	$88,925	88,789	118,317	40,745	41,932	47,801
Shareholders' equity	$374,888	364,607	243,530	198,820	196,099	182,342
Net Book Value per common share	$38.19	36.57	24.32	20.05	19.87	18.62
Other Data:
Weighted average common shares - basic	9,883	10,040	9,975	9,879	9,846	9,756
Weighted average common shares - diluted	9,926	10,105	10,040	9,923	9,890	9,827
Number of employees	12	10	19	18	18	18
Shareholders of record	342	355	382		414	423

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019	Total Fiscal Year 2019
Revenues	$5,714	6,363	5,883	5,796	23,756
Operating profit	$1,355	2,107	1,358	936	5,756
Income from continuing operations	$1,641	2,952	1,902	2,327	8,822
Discontinued operations, net	$86	6,776	(13)	7	6,856
Net income attributable to the Company	$1,898	9,825	2,001	2,453	16,177
Earnings per common share (a):
Income from continuing operations-
Basic	$0.16	0.30	0.19	0.24	0.89
Diluted	$0.16	0.30	0.19	0.24	0.89
Discontinued operations-
Basic	$0.01	0.68	0.00	0.00	0.69
Diluted	$0.01	0.68	0.00	0.00	0.69
Net income attributable to the Company-
Basic	$0.19	0.99	0.20	0.25	1.64
Diluted	$0.19	0.99	0.20	0.25	1.63
Market price per common share (b):
High	$53.78	55.77	54.02	53.70	55.77
Low	$45.75	46.30	47.71	47.50	45.75

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	Total Fiscal Year 2018
Revenues	$5,075	5,553	5,742	5,652	22,022
Operating profit (loss)	$97	(456)	1,668	653	1,962
Income (loss) from continuing operations	$(693)	(879)	2,030	501	959
Discontinued operations, net	$1,722	120,465	(78)	20	122,129
Net income attributable to the Company	$1,560	119,982	2,224	706	124,472
Earnings per common share (a):
Income (loss) from continuing operations-
Basic	$(0.07)	(0.09)	0.20	0.05	0.10
Diluted	$(0.07)	(0.09)	0.20	0.05	0.09
Discontinued operations-
Basic	$0.17	12.01	(0.01)	0.00	12.16
Diluted	$0.17	11.92	(0.01)	0.00	12.09
Net income attributable to the Company-
Basic	$0.16	11.96	0.22	0.07	12.40
Diluted	$0.15	11.87	0.22	0.07	12.32
Market price per common share (b):
High	$57.30	64.75	67.35	61.43	67.35
Low	$43.70	55.30	61.75	42.97	42.97

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

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. This resulted in the disposition of all the Company’s industrial flex/office warehouse properties and constituted a major strategic shift and as a result, these properties have been reclassified as discontinued operations for all periods presented.

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

Highlights of 2019.

  Our Mining Royalty segment had its best year ever in terms of revenue and operating profit.
  Construction began in February 2019 on the first phase of a multifamily, mixed-use development in northeast Washington, DC known as “Bryant Street.” This third FRP/MRP joint venture is in an Opportunity Zone.
  The Company invested $53 million in three qualified opportunity zone investments, one near our RiverFront property and two in Greenville.

Asset Management Segment.

The Asset Management segment owns, leases and manages commercial properties. These assets create revenue and cash flows through tenant rental payments, lease management fees and reimbursements for building operating costs. The major cash outlays incurred in this segment are for operating expenses, real estate taxes, building repairs, lease commissions and other lease closing costs, construction of tenant improvements, capital to acquire existing operating buildings and closing costs related thereto and personnel costs of our property management team.

As of December 31, 2019, the Asset Management Segment owned four commercial properties as follows:

1) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet which is 95.2% occupied (16% of the space is occupied by the Company for use as our Baltimore headquarters).

2) 155 E. 21st Street in Duval County, Florida was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

3) Cranberry Office Park consists of five office buildings totaling 268,010 square feet which are 26.1% occupied at December 31, 2019.

4) 1801 62nd Street consists of 94,350 square feet and was completed in second quarter. The building is 100% leased and occupied at December 31, 2019.

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

Mining Royalty Lands Segment.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.  The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in these states as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the reserves on our property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount. We believe strongly in the potential for future growth in construction in Florida, Georgia, and Virginia which would positively benefit our profitability in this segment.  Our mining properties had estimated remaining reserves of 516 million tons as of December 31, 2019 after a total of 8.1 million tons were consumed in 2019.

The major expenses in this segment are comprised of collection and accounting for royalties, management’s oversight of the mining leases, land entitlement for post-mining uses and property taxes at our non-leased locations and at our Grandin location which, unlike our other leased mining locations, are not paid by the tenant.  As such, our costs in this business are very low as a percentage of revenue, are relatively stable and are not affected by increases in production at our locations. Our current mining tenants include Vulcan Materials, Martin Marietta, Cemex, Argos and The Concrete Company.

Additionally, these locations provide us with opportunities for valuable “second lives” for these assets through proper land planning and entitlement.

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

Since 1990, one of our primary strategies in this segment has been to acquire, entitle and ultimately develop commercial/industrial business parks providing 5–15 building pads which we typically convert into warehouse/office buildings. To date, our management team has converted 30 of these pads into developed buildings. Our typical practice has been to transfer these assets to the Asset Management segment on the earlier to occur of (i) commencement of rental revenue or (ii) issuance of the certificate of occupancy. We have also occasionally sold several of these pad sites over time to third parties.

Development Segment – Warehouse/Office Land.

At December 31, 2019 this segment owned the following future development parcels:

1)	15 acres of horizontally developed land available for future construction of an additional 187,550 square feet of warehouse/office product at Lakeside Business Park in Harford County, Maryland.

2)	25 acres of horizontally developed land capable of supporting 227,490 square feet of warehouse, office, and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.

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

Significant Investment Lands Inventory:

Location	Approx. Acreage	Status	NBV
RiverFront on the Anacostia Phases III-IV	2.5	Phase II contributed to JV and under construction.	$6,099,000
Hampstead Trade Center, MD	73	Residential conceptual design program ongoing	$8,243,000
Square 664E, on the Anacostia River in DC	2	Under lease to Vulcan Materials as a concrete batch plant through 2021 with one 5-year renewal option.	$8,011,000
Total	77.5		$22,353,000

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

Square 664E, Washington, DC: This Company owned property sits on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, less than half a 1 mile down river from our RiverFront on the Anacostia property. The Square 664E property consists of approximately 2 acres and is currently under lease to Vulcan Materials for use as a concrete batch plant. The lease terminates on August 31, 2021 and Vulcan has the option to renew for one additional period of five years. In July 2018, Audi Field, the home of the DC United professional soccer club, opened its doors to patrons in Buzzard Point. The 20,000 seat stadium hosts 17 home games each year in addition to other outdoor events. The stadium is separated from our property by 1800 Half Street, the property acquired in a joint venture between the Company and MRP in December 2019.

The third leg of our Development Segment consists of investments in joint venture for properties in development as described below:

Development Segment - Investments in Joint Ventures (in thousands):

	As of December 31, 2019					Total
	RiverFront	Bryant Street	DST Hickory	1800 Half St.	Greenville/	Apartment/
	Holdings II, LLC	Partnership	Creek	Partnership	Woodfield	Mixed Use

Investments in real estate, net	$87,521	95,903	46,685	14,391	1,889	$246,389
Cash and cash equivalents	630	387	1,764	25,770	17,325	45,876
Unrealized rents & receivables	82	158	446	0	0	686
Deferred costs	2	29	474	0	0	505
Total Assets	$88,235	96,477	49,369	40,161	19,214	$293,456

Secured notes payable	$38,564	1,660	29,246	0	0	$69,470
Other liabilities	6,771	17,183	120	1,363	1,889	27,326
Capital - FRP	37,284	57,479	6,000	37,314	15,919	153,996
Capital - Third Parties	5,616	20,155	14,003	1,484	1,406	42,664
Total Liabilities and Capital	$88,235	96,477	49,369	40,161	19,214	$293,456

	As of December 31, 2019
	Brooksville	BC FRP		Amber Ridge	Apartment/	Grand
	Quarry, LLC	Realty, LLC	Hyde Park	Loan	Mixed Use	Total

Investments in real estate, net.	$14,293	22,423	3,492	509	246,389	$287,106
Cash and cash equivalents	18	15	0	0	45,876	45,909
Unrealized rents & receivables	0	220	0	0	686	906
Deferred costs	5	311	0	0	505	821
Total Assets	$14,316	22,969	3,492	509	293,456	$334,742

Secured notes payable	$0	12,103	0	0	69,470	$81,573
Other liabilities	2	196	0	0	27,326	27,524
Capital - FRP	7,500	5,335	3,492	509	153,996	170,832
Capital - Third Parties	6,814	5,335	0	0	42,664	54,813
Total Liabilities and Capital	$14,316	22,969	3,492	509	293,456	$334,742

Brooksville Quarry, LLC.. In 2006, the Company entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2032 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for the year ended December 31, 2019 includes a loss of $42,000 representing the Company’s portion of the loss of this joint venture (not including FRP’s royalty revenues).

BC Realty, LLC (Windlass Run). In March 2016, we entered into an agreement with a Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially calls for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May 2016. Thereafter, the venture will jointly develop the combined properties into a multi-

building business park to consist of approximately 329,000 square feet of single-story office space. The project will take place in several phases, with construction of the first phase, which includes two office buildings and two retail buildings totaling 100,030-square-feet (inclusive of 27,950 retail), commenced in the fourth quarter of 2017 and projected to stabilize in the fourth quarter of 2020. The start of subsequent phases will follow with the final phase commencing in the 4th quarter of 2024. On September 28, 2017 BC FRP Realty, LLC obtained $17,250,000 of construction financing commitments for 4 buildings through September 15, 2022 from BB&T at 2.5% over LIBOR. The balance outstanding on these loans at December 31, 2019 was $12,002,000. Shell building construction of the two office buildings and two retail buildings in the first phase of our joint venture with St. John Properties was completed in December 2018.

RiverFront Holdings II, LLC. On May 4, 2018, the Company and MRP formed a Joint Venture to develop Phase II and closed on construction financing with Eagle Bank. Phase II on the Anacostia known as The Maren is a 250,000-square-foot mixed-use development which supports 264 residential units and 6,900 SF of retail. The Company has contributed its land with an agreed value of $16.3 million (cost basis of $4.6 million) and $6.2 million of cash. MRP contributed capital of $5.6 million to the joint venture including development costs paid prior to the formation of the joint venture and a $725,000 development fee. The Company further agreed to fund $13.75 million preferred equity financing at 7.5% interest rate all of which was advanced through December 31, 2019. The loan from Eagle Bank allows draws of up to $71 million during construction at an interest rate of 3.25% over LIBOR. The loan is interest only and matures in 36 months with a 12-month extension assuming completion of construction and at least one occupancy. There is a provision for an additional 60 months extension with a 30-year amortization of principal at 2.15% over seven-year US Treasury Constant if NOI is sufficient for a 9% yield. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project. Construction began in April 2018, with substantial completion estimated in June 2020, and stabilization (meaning 90% of the individual apartments are leased and occupied by third party tenants) in late 2021.

Bryant Street Partnerships: On December 24, 2018 the Company and MRP formed four partnerships to purchase and develop approximately 5 acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. This first phase is a mixed-use development which supports 487 residential units and 86,042 SF of first floor and stand-alone retail on approximately five acres of the roughly 12-acre site. The Company contributed cash of $32 million in exchange for a 61.36% common equity in the partnership. The Company also contributed cash of $23 million as preferred equity financing at 8.0% interest rate. The Company records interest income for this loan and a loss in equity in joint ventures for our 61.36% equity in the partnership. On March 13, 2019 the partnerships closed on a construction loan with a group of lenders for up to $132 million at an interest rate of 2.25% over LIBOR. The loan matures March 13, 2023 with up to two extensions of one year each upon certain conditions including, for the first, a debt service coverage of at least 1.1 and a loan-to-value that does not exceed 65% and for the second, a debt service coverage of 1.25 and a maximum loan-to-value of 65%. The Company and MRP guaranteed $26 million of the loan in exchange for a 1% lower interest rate. The Company and MRP have a side agreement limiting the Company’s guarantee to its proportionate ownership. The value of the guarantee was calculated at $1.9 million based on the present value of the 1% interest savings over the anticipated 48 month term. This amount is included as part of the Company’s investment basis and is amortized to expense over the 48 months. The Company will evaluate the guarantee liability based upon the success of the project and assuming no payments are made under the guarantee the Company will have a gain for $1.9 million when the loan is paid in full. Borrower may prepay a portion of the unpaid principal to satisfy such tests. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as all the major decisions are shared equally. Construction began in February 2019, with substantial completion estimated in 3rd quarter 2021, and stabilization (meaning 88% of the individual apartments and retail are leased and occupied by third party tenants) in late 2022.

Hyde Park. On January 27, 2018 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Essexshire now known as “Hyde Park.” We have committed up to $3.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which a “waterfall” determines the split of proceeds from sale. Entitlements for the development of the property are complete, a homebuilder is under contract to purchase all of the 126 recorded building lots, and settlement is expected in the second quarter of 2020.

Amber Ridge. On June 26, 2019 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Prince Georges County, Maryland known as “Amber Ridge.” We have committed up to $18.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which the Company is also entitled to a portion of proceeds from sale. This project will hold 190 single-family town homes. We are currently pursuing entitlements and have two homebuilders under contract to purchase all of the 190 units upon completion of infrastructure development.

1800 Half Street. On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia currently under lease by Vulcan and Audi Field, the home stadium of the DC United. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $37.3 million. The land will be acquired in two pieces over first quarter 2020 and the construction loan is expected to close in the second quarter of 2020. The ten-story structure will have 344 apartments and 11,246 square feet of ground floor retail. The Company’s equity interest in the joint venture is account for under the equity method of accounting as all major decisions are shared equally.

Greenville Partnerships. On December 23, 2019 the Company and Woodfield Development formed a joint venture to develop a mixed-use project located at 408 Jackson, Greenville SC across the street from Greenville’s minor league baseball stadium. The project will hold 227 multifamily units and 4,700 square feet of retail space. It is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $9.7 million in exchange for a 40% common equity in the joint venture. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members.

On December 23, 2019 the Company and Woodfield formed a joint venture to develop a 200-unit multifamily apartment project located at 1430 Hampton Avenue, Greenville, SC. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed $6.2 million in exchange for a 40% common equity in the joint venture. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members.

Stabilized Joint Venture Segment.

Currently the segment includes two stabilized joint ventures which own, lease and manage buildings. These assets create revenue and cash flows through tenant rental payments, and reimbursements for building operating costs. The major cash outlays incurred in this segment are for property taxes, full service maintenance, property management, utilities, marketing and our management.

Dock 79. In 2014, approximately 2.1 acres (Phase I) of the total 5.8-acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305-unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. Lease up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. Upon reaching stabilization, the Company had, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the contractual payouts assuming a sale at the value of the development at the time of this “Conversion election”. The attainment of stabilization also results in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third-party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion election. As such for financial reporting purposes effective

July 1, 2017 the Company ownership is based upon this substantive profit-sharing arrangement and is 66.0% on a prospective basis. As of December 31, 2019, the residential units were 93.44% occupied and 91.48% leased, while retail units are 76% leased with just one space remaining.

DST Hickory Creek. In July 2019, the Company invested $6 million in 1031 proceeds from two sales in 2019 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek Apartments, DST. The Company is 26.649% beneficial owner and receives monthly distributions. The DST owns a 294-unit garden-style apartment community consisting of 19 three-story apartment buildings containing 273,940 rentable square feet. The property was constructed in 1984 and substantially renovated in 2016. The property is located in Henrico County, providing residents convenient access to some of the largest employment and economic drivers in metro Richmond, including ten Fortune 1,000 companies. The project is a qualified 1031 like-kind exchange investment and will defer $790,000 in taxes associated with last year’s asset sales of 7030 Dorsey Road and 1502 Quarry Drive. The Company’s equity interest in the trust is accounted for under the cost method because we don’t have significant influence over the operating and financial policies. Monthly distributions are recorded as equity in gain or loss of joint ventures.

COMPARATIVE RESULTS OF OPERATIONS

Consolidated Results

(dollars in thousands)	Twelve Months Ended December 31,
	2019	2018	Change	%
Revenues:
Lease revenue	$14,318	$13,883	$435	3.1%
Mining lands lease revenue	9,438	8,139	1,299	16.0%
Total Revenues	23,756	22,022	1,734	7.9%

Cost of operations:
Depreciation/Depletion/Amortization	5,855	7,898	(2,043)	-25.9%
Operating Expenses	4,134	4,285	(151)	-3.5%
Environmental remediation recovery	—	(465)	465	-100.0%
Property Taxes	2,941	2,625	316	12.0%
Management Company indirect	2,514	1,765	749	42.4%
Corporate Expense	2,556	3,952	(1,396)	-35.3%
Total cost of operations	18,000	20,060	(2,060)	-10.3%

Total operating profit	5,756	1,962	3,794	193.4%

Net investment income, including realized gains (losses) of $949 and ($1,195)	8,375	2,672	5,703	213.4%
Interest Expense	(1,054)	(3,103)	2,049	-66.0%
Equity in loss of joint ventures	(1,954)	(88)	(1,866)	2120.5%
Gain on sale of real estate	661	40	621	1552.5%

Income before income taxes	11,784	1,483	10,301	694.6%
Provision for income taxes	2,962	524	2,438	465.3%
Income from continuing operations	8,822	959	7,863	819.9%

Income from discontinued operations, net	6,856	122,129	(115,273)	-94.4%

Net income	15,678	123,088	(107,410)	-87.3%
Loss attributable to noncontrolling interest	(499)	(1,384)	885	-63.9%

Net income attributable to the Company	$16,177	$124,472	$(108,295)	-87.0%

Net income for 2019 was $16,177,000 or $1.63 per share versus $124,472,000 or $12.32 per share in the same period last year. Income from discontinued operations for 2019 was $6,856,000 or $.69 per share versus $122,129,000 or $12.09 per share in the same period last year. Income from continuing operations was impacted by the following items:

  Federal and state tax refunds of $26 million were received including $302,000 of interest income. This refund impacted the balance sheet and cash flow statement but, apart from the interest income, had no impact on the income statement because the credit to current tax expense and charge to deferred tax expense net out.
  Income tax expense was reduced $341,000 due to favorable state apportionment.
  Operating expenses includes $627,000 professional fees for Anacostia legal fees for environmental recovery efforts.
  We incurred $142,000 professional legal fees related to three new opportunity zone joint ventures.
  Interest income includes $1,709,000 for Bryant Street and The Maren preferred interest.
  Interest income includes $949,000 realized gain on bonds.
  Loss on joint ventures includes $1,232,000 for our share of Bryant Street and The Maren preferred interest and $373,000 amortization of guarantee liability related to the Bryant Street loan.

Calendar year 2018 income from continuing operations of $959,000 included $1,457,000 in stock compensation expense ($1,055,000 for the 2018 director stock grant and $402,000 for vesting of option grants from 2016 and 2017 due to the asset disposition).

Asset Management Segment Results

	Twelve months ended December 31
(dollars in thousands)	2019	%	2018	%	Change	%

Lease revenue	$2,190	100.0%	2,309	100.0%	(119)	-5.2%

Depreciation, depletion and amortization	708	32.3%	540	23.4%	168	31.1%
Operating expenses	650	29.7%	452	19.6%	198	43.8%
Property taxes	286	13.0%	164	7.1%	122	74.4%
Management company indirect	350	16.0%	102	4.4%	248	243.1%
Corporate expense	646	29.5%	153	6.6%	493	322.2%

Cost of operations	2,640	120.5%	1,411	61.1%	1,229	87.1%

Operating profit	$(450)	-20.5%	898	38.9%	(1,348)	-150.1%

Most of the Asset Management Segment was reclassified to discontinued operations leaving one recent industrial acquisition, Cranberry Run, which we purchased during the first quarter of 2019, 1801 62nd Street which joined this business segment on April 1, and two commercial properties that remained after the sale this year of our office property at 7030 Dorsey Road. Cranberry Run is a five-building industrial park in Harford County, MD totaling 268,010 square feet of industrial/ flex space. We made substantial progress in 2019 on our plan to implement approximately $2 million in improvements in order to lease-up the property. An additional $1 million of capital is projected for future leasing costs bringing the total investment to approximately $9.5 million or $35 per square foot. 1801 62nd Street is our most recent spec building in Hollander Business Park and is our first warehouse with a 32-foot clear-height ceiling. We completed construction of this building earlier this year and it is 100% leased and occupied as of December 31, 2019. Total revenues in this segment were $2,190,000, down $119,000 or 5.2%, over the same period last year. Operating loss was ($450,000), down $1,348,000 from an operating profit of $898,000 in the same period last year due to higher allocation of corporate expenses, increased operating expenses associated with the Cranberry Run acquisition in the first quarter and the addition of 1801 62nd Street to Asset Management second quarter.

Mining Royalty Lands Segment Results

Highlights of 2019

  Mining Royalty and rents revenue were up $1,299,000, or 16.0% versus the twelve months ended December 31, 2018.

	Twelve months ended December 31
(dollars in thousands)	2019	%	2018	%	Change	%

Mining lands lease revenue	$9,438	100.0%	8,139	100.0%	1,299	16.0%

Depreciation, depletion and amortization	177	1.9%	198	2.4%	(21)	-10.6%
Operating expenses	99	1.0%	168	2.1%	(69)	-41.1%
Property taxes	271	2.9%	269	3.3%	2	0.7%
Management company indirect	201	2.1%	—	0.0%	201	0.0%
Corporate expense	169	1.8%	214	2.6%	(45)	-21.0%

Cost of operations	917	9.7%	849	10.4%	68	8.0%

Operating profit	$8,521	90.3%	7,290	89.6%	1,231	16.9%

Total revenues in this segment were $9,438,000 versus $8,139,000 in the same period last year. Total operating profit in this segment was $8,521,000, an increase of $1,231,000 versus $7,290,000 in the same period last year. Among the reasons for this increase in revenue and operating profit is the contribution from our Ft. Myers quarry, the revenue from which, now that mining has begun in earnest, was more than double the minimum royalty we have been receiving until recently. Royalties were reduced by $115,000 due to a volumetric adjustment from the Manassas quarry.

Development Segment Results

Highlights of 2019

  Construction began in February 2019 on the first phase of a multifamily, mixed-use development in northeast Washington, DC known as “Bryant Street.” This third FRP/MRP joint venture is in an Opportunity Zone.
  Invested $53 million in three qualified opportunity zone investments, one near our RiverFront property and two in Greenville.

	Twelve months ended December 31
(dollars in thousands)	2019	2018	Change

Lease revenue	$1,164	1,206	(42)

Depreciation, depletion and amortization	214	228	(14)
Operating expenses	768	1,198	(430)
Environmental remediation	—	(465)	465
Property taxes	1,226	1,037	189
Management company indirect	1,773	1,312	461
Corporate expense	1,581	1,984	(403)

Cost of operations	5,562	5,294	268

Operating loss	$(4,398)	(4,088)	(310)

The Development segment is responsible for (i) seeking out and identifying opportunistic purchases of income producing warehouse/office buildings, and (ii) developing our non-income producing properties into income production.

With respect to ongoing projects:

  PUD entitlements for our 118-acre tract in Hampstead, Maryland, now known as “Hampstead Overlook” are ongoing. Earlier this year Hampstead Overlook received non-appealable rezoning from industrial to residential.
  We finished shell building construction in December 2018 on the two office buildings in the first phase of our joint venture with St. John Properties. Shell building construction of the two retail buildings was completed in January 2019. We are now in the process of leasing these four single-story buildings totaling 100,030 square feet of office and retail space. At quarter end, Phase I was 44% leased and occupied.
  We are the principal capital source of a residential development venture in Baltimore County, Maryland known as “Hyde Park.” We have committed up to $3.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which a “waterfall” determines the split of proceeds from sale. Entitlements for the development of the property are complete, a homebuilder is under contract to purchase all of the 126 recorded building lots, and settlement is expected in the second quarter of 2020.
  We are the principal capital source of a residential development venture in Prince George’s County, Maryland known as “Amber Ridge.” We have committed up to $18.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which a “waterfall” determines the split of proceeds from sale. Amber Ridge will hold 190 town homes. We are currently pursuing entitlements and have two homebuilders under contract to purchase all of the 190 units upon completion of development infrastructure.
  In April 2018, we began construction on Phase II of our RiverFront on the Anacostia project, now known as “The Maren.” We expect to deliver the first units of the building in April 2020.
  In December 2018, the Company entered into a joint venture agreement with MidAtlantic Realty Partners (MRP) for the development of the first phase of a multifamily, mixed-use development in northeast Washington, DC known as “Bryant Street.” FRP contributed $32 million for common equity and another $23 million for preferred equity to the joint venture. Construction began in February 2019 and as of the end of the year was 46% complete. The Project is currently on time, within budget, and expected to be complete in the fourth quarter of 2021. This project is located in an opportunity zone and has allowed us to defer $14.9 million in taxes associated with last year’s asset sales.
  In December 2019, the Company entered into a joint venture agreement with MRP for the development of a mixed-use project known as “1800 Half Street.” The development is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia, currently under lease by Vulcan, and Audi Field, the home stadium of the DC United. The ten-story structure will have 344 apartments and 11,246 square feet of ground floor retail. FRP contributed $37.3 million in common equity. The project is a qualified opportunity zone investment and will defer just over $10 million in taxes associated with last year’s asset sales.
  In December 2019, the company entered into two joint ventures in Greenville, SC with a new partner, Woodfield Development. Woodfield specializes in Class-A multi-family, mixed use developments primarily in the Carolinas and DC. Our first joint venture with them is a 200-unit multifamily project known as “Riverside.” FRP contributed $6.2 million in common equity for a 40% ownership interest. Construction is set to begin in the first quarter of 2020 and should be complete in the third quarter 2021. The second joint venture in Greenville with Woodfield is a 227-unit multifamily development known as “.408 Jackson.” It will have 4,700 square feet of retail and is located across the street from Greenville’s minor league baseball stadium. FRP contributed $9.7 million in common equity for a 40% ownership interest. Construction is set to begin in the second quarter of 2020 and should be complete in the second quarter of 2022. Both projects are qualified opportunity investments and will defer a combined $4.3 million in taxes.

Stabilized Joint Venture Segment Results

Highlights of 2019:

  In July 2019, the Company completed a like-kind exchange by reinvesting $6,000,000 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek DST.

	Twelve months ended December 31
(dollars in thousands)	2019	%	2018	%	Change	%

Lease revenue	$10,964	100.0%	10,368	100.0%	596	5.7%

Depreciation, depletion and amortization	4,756	43.4%	6,932	66.9%	(2,176)	-31.4%
Operating expenses	2,617	23.9%	2,467	23.8%	150	6.1%
Property taxes	1,158	10.6%	1,155	11.1%	3	0.3%
Management company indirect	190	1.7%	351	3.4%	(161)	-45.9%
Corporate expense	160	1.4%	393	3.8%	(233)	-59.3%

Cost of operations	8,881	81.0%	11,298	109.0%	(2,417)	-21.4%

Operating profit	$2,083	19.0%	(930)	-9.0%	3,013	n/a

Average occupancy for 2019 at Dock 79 was 95.46%, and at the end of the year, Dock 79 was 91.48% leased and 93.44% occupied. Through 2019, 60.68% of expiring leases have renewed with an average increase in rent of 2.76%. Net Operating Income for this segment was $7,167,000, up $629,000 or 9.62% compared to the same period last year, primarily due to substantial increases in NOI from our retail tenants compared to this period last year. Dock 79 is a joint venture between the Company and MRP, in which FRP Holdings, Inc. is the majority partner with 66% ownership.

In July 2019, the Company completed a like-kind exchange by reinvesting $6,000,000 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek DST. The DST owns a 294-unit apartment community known as Hickory Creek consisting of 19 three-story apartment buildings containing 273,940 rentable square feet. Hickory Creek was constructed in 1984 and substantially renovated in 2016. The property is eleven miles from downtown Richmond in Henrico County, Virginia. The Company is 26.649% beneficial owner and receives monthly distributions. Distributions in 2019 were $123,000.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company’s businesses requires significant cash needs to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of December 31, 2019, we had $26,607,000 of cash and cash equivalents along with $137,867,000 of investments available for sale. As of December 31, 2019, we had no debt borrowed under our $20 million Wells Fargo revolver, $411,000 outstanding under letters of credit and $19,589,000 available to borrow under the revolver. In November 2017, we secured $90 million in permanent financing for Dock 79 from EagleBank, the proceeds of which were used to pay off $79 million of construction and mezzanine debt. The remainder was distributed pari passu between the Company and our partners.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years ended December 31,
	2019	2018	2017
Total cash provided by (used for):
Operating activities	47,023	(37,186)	21,059
Investing activities	(33,819)	90,945	(15,154)
Financing activities	(9,144)	(35,736)	(1,381)
Increase in cash and cash equivalents	4,060	18,023	4,524

Outstanding debt at the beginning of the period	88,789	118,317	40,745
Outstanding debt at the end of the period	88,925	88,789	118,317

Operating Activities - Net cash provided by operating activities in 2019 was $47,023,000 versus cash used for operating activities of $37,186,000 in the same period last year. Net cash used in operating activities of discontinued operations was $1,742,000. Net cash provided by operating activities of continuing operations was higher primarily due to the deferral of income taxes related to a 1031 exchange on the sales of 1502 Quarry Drive and 7020 Dorsey Road and the placement of $50 million in two opportunity zone funds.

Current income tax expense in 2019 includes an $13,797,000 provision to return adjustment related to the deferral of current federal and state taxes due in connection with $50 million additional Opportunity Zone investment funds invested in June of 2019 but applied to the 2018 returns. In addition, 2019 includes an additional deferral reduction of $4,213,000 of current state taxes related to the $55 million Opportunity Zone investment in December of 2018 which were deferred rather than our prior 2018 tax position that the state taxes would not conform to the federal treatment. The aggregate of the provision to return adjustments in 2019 of $18 million offset current tax provision of $2 million absent these adjustments for a net current tax benefit of $16 million. As of December 31, 2019 the company has deferred taxes of approximately $31 million associated with $112 million of gains on sales reinvested through Opportunity Zone investments. These taxes are deferred until the earlier of the sale of the related investments or December 31, 2026 and 10% of gains are excluded from tax once the investments are held five years plus an additional 5% is excluded at seven years.

Net cash used for operating activities in 2018 was $37,186,000 versus cash provided by operating activities of $21,059,000 in 2017. Net cash used in operating activities of discontinued operations was $43,580,000 primarily due to income tax payments on the taxable gains on the sale of buildings. Net cash provided by operating activities of continuing operations was lower primarily due to a $6,892,000 increase in Federal and state income taxes receivable and a $1,945,000 reduction in other long-term liabilities primarily from environmental remediation payments related to Phase II of RiverFront construction.

Investing Activities – Net cash used in investing activities in 2019 was $33,819,000 versus cash provided by investing activities of $90,945,000 in 2018. The decrease was due primarily to the proceeds on the sale of investments available for sale offset by the purchase of investments available for sale, and the acquisition of Cranberry Business Park.

Net cash provided by investing activities increased to $90,945,000 2018 versus cash used in investing activities of $15,154,000 in 2017 due primarily to the proceeds on the sale of the buildings which were reinvested in our real estate investments and joint ventures or used to purchase investments available for sale.

At December 31, 2019 the Company was invested in 63 corporate bonds with individual maturities ranging from 2020 through 2022. The unrealized loss on these bonds of $1,212,000 was recorded as part of comprehensive income and was based on the estimated market value by National Financial Services, LLC (“NFS”) obtained from sources that may include pricing vendors, broker/dealers who clear through NFS and/or other sources (Level 2). The Company recorded a realized gain of $949,000 in its net investment income related to bonds that were sold in 2019.

Financing Activities – Net cash required by financing activities was $9,144,000 versus $35,736,000 in the same period last year primarily due to the payoff of mortgage loans related to the buildings sold in the prior year.

Net cash required by financing activities in 2018 was $35,736,000 versus $1,381,000 in 2017 primarily due to the payoff of mortgage loans related to the buildings sold and increased repurchase of company stock.

Credit Facilities - On February 6, 2019, the Company entered into a First Amendment to the 2015 Credit Agreement (the “Credit Agreement”) with Wells Fargo Bank, N.A. (“Wells Fargo”), effective February 6, 2019. The Credit Agreement modifies the Company’s prior Credit Agreement with Wells Fargo dated January 30, 2015. The Credit Agreement establishes a five-year revolving credit facility with a maximum facility amount of $20 million. The interest rate under the Credit Agreement will be a maximum of 1.50% over LIBOR, which may be reduced quarterly to 1.25% or 1.0% over LIBOR if the Company meets a specified ratio of consolidated debt to consolidated total capital, as defined which excludes FRP Riverfront. A commitment fee of 0.25% per annum is payable quarterly on the unused portion of the commitment but the amount may be reduced to 0.20% or 0.15% if the Company meets a specified ratio of consolidated total debt to consolidated total capital. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants. As of December 31, 2019, there was no debt outstanding on this revolver, $411,000 outstanding under letters of credit and $19,589,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The letter of credit fee is 1% and applicable interest rate would have been 2.80% on December 31, 2019. The credit agreement contains certain conditions and financial covenants, including a minimum tangible net worth and dividend restriction. As of December 31, 2019, these covenants would have limited our ability to pay dividends to a maximum of $219 million combined. The Company was in compliance with all covenants as of December 31, 2019.

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

Cash Requirements – The Board of Directors has authorized Management to repurchase shares of the Company’s common stock from time to time as opportunities arise. During 2019 the Company repurchased 169,251 shares of stock. As of December 31, 2019, $10,939,000 was authorized for future repurchases of common stock. The Company does not currently pay any cash dividends on common stock.

The Company expended capital of $83,963,000 during 2019 for real estate development including investments in joint ventures. These capital expenditures were funded from cash and investments on hand, cash generated from operations and property sales, or borrowings under our credit facilities.

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

Net Operating Income Reconciliation
Twelve months ended 12/31/19 (in thousands)
			Stabilized
	Asset		Joint	Mining	Unallocated	FRP
	Management	Development	Venture	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Segment	Expenses	Totals
Income (loss) from continuing operations	63	(2,988)	736	6,277	4,734	8,822
Income Tax Allocation	23	(1,108)	458	2,327	1,262	2,962
Income (loss) from continuing operations before income taxes	86	(4,096)	1,194	8,604	5,996	11,784

Less:
Gains on sale of buildings	536	—	—	125	—	661
Unrealized rents	5	—	22	—	—	27
Interest income	—	2,337	—	—	6,038	8,375
Equity in gain of Joint Venture	—	—	123	—	—	123
Plus:
Unrealized rents	—	—	—	123	—	123
Equity in loss of Joint Venture	—	2,035	—	42	—	2,077
Interest Expense	—	—	1,012	—	42	1,054
Depreciation/Amortization	708	214	4,756	177	—	5,855
Management Co. Indirect	350	1,773	190	201	—	2,514
Allocated Corporate Expenses	646	1,581	160	169	—	2,556

Net Operating Income (loss)	1,249	(830)	7,167	9,191	—	16,777

Net Operating Income Reconciliation
Twelve months ended 12/31/18 (in thousands)
	Asset		Stabilized	Mining	Unallocated	FRP
	Management	Development	Joint Venture	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Segment	Expenses	Totals
Income (loss) from continuing operations	2,282	(2,844)	(3,316)	5,305	(468)	959
Income Tax Allocation	847	(1,054)	(717)	1,967	(519)	524
Income (loss) from continuing operations before income taxes	3,129	(3,898)	(4,033)	7,272	(987)	1,483

Less:
Gains on investment land sold	—	—	—	43	—	43
Unrealized rents	—	—	208	—	—	208
Interest income	2,231	220	—	—	221	2,672
Plus:
Unrealized rents	16	—	—	494	—	510
Loss on investment land sold	—	3	—	—	—	3
Equity in loss of Joint Venture	—	27	—	61	—	88
Interest Expense	—	—	3,103	—	—	3,103
Depreciation/Amortization	540	228	6,932	198	—	7,898
Management Co. Indirect	102	1,312	351	—	—	1,765
Allocated Corporate Expenses	153	1,984	393	214	1,208	3,952

Net Operating Income	1,709	(564)	6,538	8,196	—	15,879

OFF-BALANCE SHEET ARRANGEMENTS

The Company has outstanding letters of credit described above under “Liquidity and Capital Resources.” The Company has guaranteed debt as described above under “Bryant Street Partnerships”. The Company unconsolidated Joint Ventures have debt as described above under “Investments in Joint Ventures”. The Company does not have any other off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

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

Accounting for Real Estate Investments. The Company accounts for its real estate investments which are not wholly owned using either the cost method, the equity method or by consolidation with related non-controlling interest. Consolidation is required if the Company controls an investment and is the primary beneficiary. Equity method is required when the Company has significant influence over the operating and financial policies of the investment but is not in control or not the primary beneficiary. Cost method applies when the Company does not have significant influence of the operating and financial policies. Significant judgment is required and regular review as the facts change.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at December 31, 2019, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Mortgages Including Interest	$118,182	3,713	9,074	10,468	94,927
Income Taxes Opportunity Zones	26,541	-	-	-	26,541
Purchase Commitments	1,434	1,434	-	-	-

Total Obligations	$146,157	5,147	9,074	10,468	121,468

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

CONSOLIDATED STATEMENTS OF INCOME – Years ended December 31

(in thousands, except per share amounts)

	Years Ended December 31,
	2019	2018	2017
Revenues:
Lease revenue	$14,318	13,883	8,361
Mining Royalty and rents	9,438	8,139	7,241
Total Revenues	23,756	22,022	15,602

Cost of operations:
Depreciation, depletion and amortization	5,855	7,898	5,934
Operating expenses	4,134	4,285	2,136
Environmental remediation recovery	—	(465)	—
Property taxes	2,941	2,625	2,016
Management company indirect	2,514	1,765	1,295
Corporate expenses (Note 4 Related Party)	2,556	3,952	3,180
Total cost of operations	18,000	20,060	14,561

Total operating profit	5,756	1,962	1,041

Net investment income, including realized gains (losses) of $949, ($1,195) and $0, respectively	8,375	2,672	—
Interest expense	(1,054)	(3,103)	(2,741)
Equity in loss of joint ventures	(1,954)	(88)	(1,598)
Gain on remeasurement of investment in real estate partnership	—	—	60,196
Gain on sale of real estate	661	40	—

Income from continuing operations before income taxes	11,784	1,483	56,898
Provision for income taxes	2,962	524	7,350
Income from continuing operations	8,822	959	49,548

Income from discontinued operations, net of tax	6,856	122,129	11,003

Net income	15,678	123,088	60,551
Income (loss) attributable to noncontrolling interest	(499)	(1,384)	18,801

Net income attributable to the Company	$16,177	124,472	41,750

Earnings per common share:
Income from continuing operations-
Basic	$0.89	0.10	4.97
Diluted	$0.89	0.09	4.94
Discontinued operations-
Basic	$0.69	12.16	1.10
Diluted	$0.69	12.09	1.10
Net Income-
Basic	$1.64	12.40	4.19
Diluted	$1.63	12.32	4.16

Number of shares (in thousands) used in computing:
-basic earnings per common share	9,883	10,040	9,975
-diluted earnings per common share	9,926	10,105	10,040

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – Years ended December 31

(In thousands)

	Years Ended December 31,
	2019	2018	2017
Revenues:
Net income	$15,678	123,088	60,551
Other comprehensive income (loss) net of tax:
Unrealized gain (loss) on investments available for sale,
net of income tax effect of $602, ($275) and $0	1,624	(739)	—
Deferred compensation liability, net of tax effect of $0, $0 and ($14)	—	—	24
Comprehensive income	17,302	122,349	60,575

Less comp. income attributable to noncontrolling interest	(499)	(1,384)	18,801

Comprehensive income attributable to the Company	$17,801	123,733	41,774

See accompanying notes.

CONSOLIDATED BALANCE SHEETS – As of December 31

(In thousands, except share data)

	December 31	December 31
Assets:	2019	2018
Real estate investments at cost:
Land	$84,383	83,721
Buildings and improvements	147,019	144,543
Projects under construction	1,056	6,683
Total investments in properties	232,458	234,947
Less accumulated depreciation and depletion	30,271	28,394
Net investments in properties	202,187	206,553

Real estate held for investment, at cost	8,380	7,167
Investments in joint ventures	160,452	88,884
Net real estate investments	371,019	302,604

Cash and cash equivalents	26,607	22,547
Cash held in escrow	186	202
Accounts receivable, net	546	564
Investments available for sale at fair value	137,867	165,212
Federal and state income taxes receivable	—	9,854
Unrealized rents	554	53
Deferred costs	890	773
Other assets	479	455
Assets of discontinued operations	—	3,224
Total assets	$538,148	505,488

Liabilities:
Secured notes payable	$88,925	88,789
Accounts payable and accrued liabilities	2,431	3,545
Other liabilities	1,978	100
Deferred revenue	790	27
Federal and state income taxes payable	504	—
Deferred income taxes	50,111	27,981
Deferred compensation	1,436	1,450
Tenant security deposits	328	53
Liabilities of discontinued operations	—	288
Total liabilities	146,503	122,233

Commitments and contingencies

Equity:
Common stock, $.10 par value 25,000,000 shares authorized, 9,817,429 and 9,969,174 shares issued and outstanding, respectively	982	997
Capital in excess of par value	57,705	58,004
Retained earnings	315,278	306,307
Accumulated other comprehensive income, net	923	(701)
Total shareholders’ equity	374,888	364,607
Noncontrolling interest MRP	16,757	18,648
Total equity	391,645	383,255
Total liabilities and shareholders’ equity	$538,148	505,488

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS – Years ended December 31

(In thousands)

	2019	2018	2017
Cash flows from operating activities:
Net income	$15,678	123,088	60,551
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Income from discontinued operations, net	(6,856)	(122,129)	(11,003)
Depreciation, depletion and amortization	6,158	8,209	5,978
Deferred income taxes	22,130	1,999	9,527
Equity in loss of joint ventures	1,954	88	1,598
Gain on remeasurement of invest in real estate partnership	—	—	(60,196)
Gain on sale of equipment and property	(674)	(82)	(15)
Stock-based compensation	232	1,662	713
Realized (gain) loss on available for sale investments	(949)	1,195	—
Net changes in operating assets and liabilities:
Accounts receivable	18	51	(247)
Deferred costs and other assets	(1,072)	(234)	784
Accounts payable and accrued liabilities	(350)	1,384	(745)
Income taxes payable and receivable	10,358	(6,892)	(3,849)
Other long-term liabilities	2,138	(1,945)	(4)
Net cash provided by operating activities of continuing operations	48,765	6,394	3,092
Net cash provided by (used in) operating activities of discontinued operations	(1,742)	(43,580)	17,967
Net cash provided by (used in) operating activities	47,023	(37,186)	21,059

Cash flows from investing activities:
Investments in properties	(10,434)	(7,294)	(3,296)
Investments in joint ventures	(73,529)	(71,007)	(693)
Purchases of investments available for sale	(86,261)	(446,974)	—
Proceeds from sales of investments available for sale	116,434	279,553	—
Cash at consolidation of real estate partnership	—	—	2,295
Cash held in escrow	16	131	(162)
Proceeds from sale of assets	8,422	447	16
Net cash used in investment activities of continuing operations	(45,352)	(245,144)	(1,840)
Net cash provided by (used in) investing activities of discontinued operations	11,533	336,089	(13,314)
Net cash provided by (used in) investing activities	(33,819)	90,945	(15,154)

Cash flows from financing activities:
Distribution to noncontrolling interest	(1,392)	(1,020)	(2,167)
Decrease in bank overdrafts	—	—	(254)
Proceeds from long-term debt	—	—	90,496
Repayment of long-term debt	—	(1,552)	(79,310)
Payment on revolving credit facility	—	—	(6,441)
Debt issue costs	—	—	(1,406)
Repurchase of company stock	(8,210)	(5,733)	(74)
Exercise of employee stock options	458	1,415	2,297
Net cash provided by (used in) financing activities of continuing operations	(9,144)	(6,890)	3,141
Net cash used in financing activities of discontinued operations	—	(28,846)	(4,522)
Net cash used in financing activities	(9,144)	(35,736)	(1,381)

Net increase in cash and cash equivalents	4,060	18,023	4,524
Cash and cash equivalents at beginning of year	22,547	4,524	—
Cash and cash equivalents at end of the year	$26,607	22,547	4,524
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$914	2,851	3,960
Income taxes (refunded) paid	$(26,380)	50,427	1,657

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share amounts)

					Accumu-
					lated
					Other
					Compre-	Total
			Capital in		hensive	Share	Non-
	Common Stock		Excess of	Retained	Income, net	Holders’	Controlling	Total
	Shares	Amount	Par Value	Earnings	of tax	Equity	Interest	Equity
Balance at January 1, 2017	9,914,054	$991	$52,647	$145,168	$14	$198,820	$—	$198,820

Exercise of stock options	92,130	9	2,288			2,297		2,297
Stock option compensation			268			268		268
Shares granted to Directors	10,483	1	444			445		445
Shares purchased and cancelled	(2,000)		(11)	(63)		(74)		(74)
Net income				41,750		41,750	18,801	60,551
Contributions from partners							4,418	4,418
Distributions to partners							(2,167)	(2,167)
Deferred comp. liability, net					24	24		24

Balance at December 31, 2017	10,014,667	1,001	55,636	186,855	38	243,530	21,052	264,582

Exercise of stock options	56,232	6	1,409			1,415		1,415
Stock option compensation			607			607		607
Shares granted to Directors	20,092	2	1,053			1,055		1,055
Shares purchased and cancelled	(121,817)	(12)	(701)	(5,020)		(5,733)		(5,733)
Net income				124,472		124,472	(1,384)	123,088
Distributions to partners							(1,020)	(1,020)
Unrealized loss on investment, net					(739)	(739)		(739)

Balance at December 31, 2018	9,969,174	$997	$58,004	$306,307	$(701)	$364,607	$18,648	$383,255

Exercise of stock options	15,034	2	456			458		458
Stock option compensation			112			112		112
Shares granted to Employee	1,012		50			50		50
Shares granted to Directors	1,460		70			70		70
Shares purchased and cancelled	(169,251)	(17)	(987)	(7,206)		(8,210)		(8,210)
Net income				16,177		16,177	(499)	15,678
Distributions to partners							(1,392)	(1,392)
Unrealized gain on investment, net					1,624	1,624		1,624

Balance at December 31, 2019	9,817,429	$982	$57,705	$315,278	$923	$374,888	$16,757	$391,645

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

ORGANIZATION - FRP Holdings, Inc. (the “Company”) is a holding company engaged in various real estate businesses. The segments of the Company include: (i) leasing and management of commercial properties owned by the Company (the “Asset Management Segment”), (ii) leasing and management of mining royalty land owned by the Company (the “Mining Royalty Lands Segment”), (ii) real property acquisition, entitlement, development and construction primarily for apartment, retail, warehouse, and office buildings either alone or through joint ventures (the “Development Segment”), (iv) ownership, leasing and management of buildings through joint ventures (the “Stabilized Joint Venture Segment”).

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

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and 3 additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. This resulted in the disposition of all of the Company’s industrial flex/office warehouse properties and constituted a major strategic shift and as a result, these properties have been reclassified as discontinued operations for all periods presented. The Asset Management segment currently contains four commercial properties.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company inclusive of our operating real estate subsidiaries, FRP Development Corp. (“Development”) and Florida Rock Properties, Inc. (“Properties”) and all wholly-owned or controlled entities. Our investments in real estate partnerships which are conducted through limited liability corporations (“LLC”) are also referred to as joint ventures. Investments in real estate joint ventures not controlled by the Company are accounted for under the equity or cost method of accounting as appropriate (See Note 2). All significant intercompany balances and transactions are eliminated in the consolidated financial statements.

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

INVESTMENTS AVAILABLE FOR SALE - The Company determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held to maturity or as trading, are classified as available-for-sale, and are carried at fair value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in the Consolidated Statements of Comprehensive Income. The fair value of securities is determined using quoted market prices. At December 31, 2019, no investments were held for trading purposes or classified as held to maturity.

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

The Company recorded depreciation and depletion expenses for fiscal year 2019, 2018 and 2017, of $5,784,000, $5,709,000 and $3,491,000, respectively.

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

INVESTMENTS IN JOINT VENTURES - The Company uses the equity method to account for its investments in Brooksville. BC FRP Realty, and Greenville/Woodfield, in which it has a voting interest of 50% or less and has significant influence but does not have control. The Company uses the cost method to account for its investment in DST Hickory Creek because it does not have significant influence over operating and financial policies. The Company uses the equity method to account for its investment in Riverfront Investment Partners Phase II, in which it has a voting interest of 80% and has significant influence but does not have control as the minority partner has day to day management responsibility and veto rights on significant decisions during the construction and lease up phase prior to stabilization. The Company uses the equity method to account for its investment in the Bryant Street Partnerships and 1800 Half Street, in which it has a voting interest in excess of 50% because all major decisions are shared equally. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company’s share of net earnings or losses of the investee, limited to the extent of the Company’s investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee’s revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the amounts rely upon the determination of the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law and expiration of statutes of limitations, effectively settled issues under audit, and audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. It is the Company's policy to recognize as additional income tax expense the items of interest paid and penalties directly related to income taxes.

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

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives of our mining reserves, property and equipment, provisions for uncollectible accounts receivable and collectibility of unrealized rents, accounting for real estate investments, estimates of exposures related to our insurance claims plans and environmental liabilities, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. The Company is not a significant lessee. Lessors will account for leases using an approach that is substantially equivalent to existing accounting standards. The Company's existing leases will continue to be classified as operating leases. Leases entered into after the effective date of the new standard may be classified as operating or sales-type leases, based on specific classification criteria. Operating leases will continue to have a similar pattern of recognition as under current GAAP. Sales-type lease accounting, however, will result in the recognition of selling profit at lease commencement, with interest income recognized over the life of the lease. The new standard also includes a change to the treatment of internal leasing costs and legal costs, which can no longer be capitalized. Only incremental costs of a lease that would not have been incurred if the lease had not been obtained may be deferred as initial direct costs. The new standard also requires lessors to exclude from variable payments certain lessor costs, such as real estate taxes, that the lessor contractually requires the lessee to pay directly to a third party on its behalf. The new standard requires our expected credit loss related to the collectability of lease receivables to be reflected as an adjustment to the line item Lease Revenue. For the year ended December 31, 2019, the credit loss related to the collectibility of lease receivables was recognized in the line item Operating expenses and was not significant. Additionally, the new standard requires lessors to allocate the consideration in a contract between the lease component (right to use an underlying asset) and non-lease component (transfer of a good or service that is not a lease). However, lessors are provided with a practical expedient, elected by class of underlying asset, to account for lease and non-lease components of a contract as a single lease component if certain criteria are met. The terms of the Company's leases generally provide that the Company is entitled to receive reimbursements from tenants for operating expenses such as real estate taxes, insurance and common area maintenance, in addition to the base rental payments for use of the underlying asset. Under the new standard, common area maintenance is considered a nonlease component of a lease contract, which would be accounted for under Topic 606. However, the Company will apply the practical expedient to account for its lease and non-lease components as a single, combined operating lease component. While the timing of recognition should remain the same, the Company is no longer presenting reimbursement revenue from tenants separately in our Consolidated Statements of Income beginning January 1, 2019. The new standard along with the adoption of ASU No. 2018-11, Leases - Targeted Improvements which the FASB issued in July 2018, was adopted effective January 1, 2019 and we have elected to use January 1, 2019 as our date of initial application. Consequently, financial information will not be updated and disclosures required under the new standard will not be provided for periods presented before January 1, 2019 as these prior periods conform to the Accounting Standards Codification 840. We elected the package of practical expedients permitted under the transition guidance within the new standard. By adopting these practical expedients, we were not required to reassess (1) whether an existing contract meets the definition of a lease; (2) the lease classification for existing leases; or (3) costs previously capitalized as initial direct costs. The adoption of this guidance did not have a material impact on our financial statements.

2.	Investments in Joint Ventures.

Brooksville. In 2006, the Company entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2032 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for the year ended December 31, 2019 includes a loss of $42,000 representing the Company’s portion of the loss of this joint venture.

BC FRP Realty (Windlass Run). In 2016, the Company entered into an agreement with a Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially calls for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May 2016. Thereafter, the venture will jointly develop the combined properties into a multi-building business park to consist of approximately 329,000 square feet of single-story office space. On September 28, 2017 BC FRP Realty, LLC obtained $17,250,000 of construction financing commitments for 4 buildings through September 15, 2022 from BB&T at 2.5% over LIBOR. The balance outstanding on these loans at December 31, 2019 was $12,002,000.

RiverFront Holdings II, LLC. On May 4, 2018, the Company and MRP formed a partnership to develop Phase II of our RiverFront on the Anacostia project and closed on construction financing with Eagle Bank. The Company has contributed its land with an agreed value of $16.3 million (cost basis of $4.6 million) and $6.2 million of cash. MRP contributed capital of $5.6 million to the partnership including development costs paid prior to the formation of the partnership and a $725,000 development fee. The Company further agreed to fund $13.75 million preferred equity financing at 7.5% interest rate all of which was advanced through June 30, 2019. The Company records interest income for this loan and a loss in equity in ventures for our 80% equity in the partnership. The loan from Eagle Bank allows draws of up to $71 million during construction at an interest rate of 3.25% over LIBOR. The loan is interest only and matures in 36 months with a 12-month extension assuming completion of construction and at least one occupancy. There is a provision for an additional 60 months extension with a 30-year amortization of principal at 2.15% over seven-year US Treasury Constant if NOI is sufficient for a 9% yield. The loan balance at December 31 was $39,866,000. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

Bryant Street Partnerships. On December 24, 2018 the Company and MRP formed four partnerships to purchase and develop approximately five acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $32 million in exchange for a 61.36% common equity in the partnership. The Company also contributed cash of $23 million as preferred equity financing at 8.0% interest rate. The Company records interest income for this loan and a loss in equity in ventures for our 61.36% equity in the partnership. On March 13, 2019 the partnerships closed on a construction loan with a group of lenders for up to $132 million at an interest rate of 2.25% over LIBOR. The loan matures March 13, 2023 with up to two extensions of one year each upon certain conditions including, for the first, a debt service coverage of at least 1.10 and a loan-to-value that does not exceed 65% and for the second, a debt service coverage of 1.25 and a maximum loan-to-value of 65%. Borrower may prepay a portion of the unpaid principal to satisfy such tests. The loan balance at December 31, 2019 was $5,243,000. The Company and MRP guaranteed $26 million of the loan in exchange for a 1% lower interest rate. The Company and MRP have a side agreement limiting the Company’s guarantee to its proportionate ownership. The value of the guarantee was calculated at $1.9 million based on the present value of the 1% interest savings over the anticipated 48 month term. This amount is included as part of the Company’s investment basis and is amortized to expense over the 48 months. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as all the major decisions are shared equally.

Hyde Park. On January 27, 2018 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Essexshire now known as “Hyde Park.” We have committed up to $3.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which the Company is also entitled to a portion of proceeds from sale. Entitlements for the development of the property are complete, a homebuilder is under contract to purchase all of the 126 recorded building lots, and settlement is expected in the second quarter of 2020.

DST Hickory Creek. In July 2019, the Company invested $6 million in 1031 proceeds from two sales in 2019 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek Apartments, DST.  The Company is 26.65% beneficial owner and receives monthly distributions. The DST owns a 294-unit garden-style apartment community consisting of 19 three-story apartment buildings containing 273,940 rentable square feet on approximately 20.4 acres of land.  The property was constructed in 1984 and substantially renovated in 2016.  The DST purchased the property in April, 2019 for $45,600,000 with ten-year financing obtained for $29,672,000 at 3.74% with a 30 year amortization period, interest only for five years. The Company’s equity interest in the trust is accounted for under the cost method because we don’t have significant influence over the operating and financial policies. Monthly distributions are recorded as equity in gain or loss of joint ventures. Distributions of $123,000 were received in 2019.

Amber Ridge. On June 26, 2019 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Prince Georges County, Maryland known as “Amber Ridge.” We have committed up to $18.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which the Company is also entitled to a portion of proceeds from sale. This project will hold 190 single-family town homes. We are currently pursuing entitlements and have two homebuilders under contract to purchase all of the 190 units upon completion of development infrastructure.

1800 Half Street. On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia current under lease by Vulcan and Audi Field, the home stadium of the DC United. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $37.3 million. MRP will contribute the remainder of its equity in 2020. The land will be acquired in two pieces over first quarter 2020 and the construction loan is expected to close in the second quarter of 2020. The ten-story structure will have 344 apartments and 11,246 square feet of ground floor retail. The Company’s equity interest in the joint venture is account for under the equity method of accounting because all major decisions are shared equally.

Greenville/Woodfield Partnerships. On December 23, 2019 the Company and Woodfield Development formed a joint venture to develop a mixed-use project located at 408 Jackson, Greenville SC across the street from Greenville’s minor league baseball stadium. The project will hold 227 multifamily units and 4,700 square feet of retail space. It is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $9.7 million in exchange for a 40% common equity in the joint venture. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members.

On December 23, 2019 the Company and Woodfield formed a joint venture to develop a 200-unit multifamily apartment project located at 1430 Hampton Avenue, Greenville, SC. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed $6.2 million in exchange for a 40% common equity in the joint venture. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members.

Investments in Joint Ventures (in thousands):

					The
					Company's
					Share of Profit
	Common	Total	Total Assets of	Profit (Loss)	(Loss) of the
	Ownership	Investment	The Partnership	Of the Partnership	Partnership (1)

As of December 31, 2019
Brooksville Quarry, LLC	50.00%	$7,499	14,316	(84)	(42)
BC FRP Realty, LLC	50.00%	5,391	22,969	(1,114)	(591)
RiverFront Holdings II, LLC	80.00%	25,975	88,235	(95)	(871)
Bryant Street Partnerships	61.36%	58,353	96,477	260	(573)
Hyde Park		3,492	3,492	—	—
DST Hickory Creek	26.65%	6,000	49,369	(168)	123
Amber Ridge Loan		509	509	—	—
1800 Half St. Owner, LLC	59.73%	37,314	40,161	—	—
Greenville/Woodfield Partnerships	40.00%	15,919	19,214	—	—
Total		$160,452	334,742	(1,201)	(1,954)

As of December 31, 2018
Brooksville Quarry, LLC	50.00%	$7,449	14,325	(122)	(61)
BC FRP Realty, LLC	50.00%	5,976	21,371	—	—
Hyde Park		594	594	39	39
RiverFront Holdings II, LLC	80.00%	19,865	38,869	(66)	(66)
Bryant Street Partnerships	61.36%	55,000	77,541	—	—
Total		$88,884	152,700	(149)	(88)

(1): RiverFront Holdings II, LLC includes $788,000 for the Company’s share of preferred interest. Bryant Street Partnerships includes $444,000 the Company’s share of preferred interest and $373,000 amortization of guarantee liability related to the Bryant Street loan.

The Company’s Investments in Joint Ventures as of December 31, 2019 are summarized in the following two tables (in thousands):

	As of December 31, 2019					Total
	RiverFront	Bryant Street	DST Hickory	1800 Half St.	Greenville/	Apartment/
	Holdings II, LLC	Partnership	Creek	Partnership	Woodfield	Mixed Use

Investments in real estate, net	$87,521	95,903	46,685	14,391	1,889	$246,389
Cash and cash equivalents	630	387	1,764	25,770	17,325	45,876
Unrealized rents & receivables	82	158	446	0	0	686
Deferred costs	2	29	474	0	0	505
Total Assets	$88,235	96,477	49,369	40,161	19,214	$293,456

Secured notes payable	$38,564	1,660	29,246	0	0	$69,470
Other liabilities	6,771	17,183	120	1,363	1,889	27,326
Capital - FRP	37,284	57,479	6,000	37,314	15,919	153,996
Capital - Third Parties	5,616	20,155	14,003	1,484	1,406	42,664
Total Liabilities and Capital	$88,235	96,477	49,369	40,161	19,214	$293,456

	As of December 31, 2019
	Brooksville	BC FRP		Amber Ridge	Apartment/	Grand
	Quarry, LLC	Realty, LLC	Hyde Park	Loan	Mixed Use	Total

Investments in real estate, net.	$14,293	22,423	3,492	509	246,389	$287,106
Cash and cash equivalents	18	15	0	0	45,876	45,909
Unrealized rents & receivables	0	220	0	0	686	906
Deferred costs	5	311	0	0	505	821
Total Assets	$14,316	22,969	3,492	509	293,456	$334,742

Secured notes payable	$0	12,103	0	0	69,470	$81,573
Other liabilities	2	196	0	0	27,326	27,524
Capital - FRP	7,500	5,335	3,492	509	153,996	170,832
Capital - Third Parties	6,814	5,335	0	0	42,664	54,813
Total Liabilities and Capital	$14,316	22,969	3,492	509	293,456	$334,742

The Company’s capital recorded by the unconsolidated Joint Ventures is $10,380,000 more than the Investment in Joint Ventures reported in the Company’s consolidated balance sheet due to the lower basis in property contributed.

	As of December 31, 2018
	Brooksville	BC FRP		RiverFront	Bryant Street
	Quarry, LLC	Realty, LLC	Hyde Park	Holdings II, LLC	Partnerships	Total

Investments in real estate, net	$14,299	21,352	594	38,793	41,821	$116,859
Cash and cash equivalents	20	11	—	76	35,670	35,777
Deferred costs	6	8	—	—	50	64
Total Assets	$14,325	21,371	594	38,869	77,541	$152,700

Secured notes payable	$—	9,549	—	—	—	$9,549
Other liabilities	119	38	—	1,887	2,886	4,930
Capital – FRP	7,449	5,892	594	31,347	55,000	100,282
Capital - Third Parties	6,757	5,892	—	5,635	19,655	37,939
Total Liabilities and Capital	$14,325	21,371	594	38,869	77,541	$152,700

The amount of consolidated retained earnings for these joint ventures was $(4,127,000) and $(2,702,000) as of December 31, 2019 and December 31, 2018, respectively.

3.	Consolidation of RiverFront Investment Partners I, LLC.

On March 30, 2012 the Company entered into a Contribution Agreement with MRP to form a joint venture to develop the first phase only of the four-phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop and own an approximately 300,000-square-foot residential apartment building (including approximately 18,000 square feet of retail) on approximately two acres of the roughly 5.82-acre site. The joint venture, RiverFront Investment Partners I, LLC (“RiverFront I”) was formed in June 2013 as contemplated. The Company contributed land with an agreed to value of $13,500,000 (cost basis of $6,165,000) and contributed cash of $4,866,000 to the Joint Venture for a 77.14% stake in the venture. MRP contributed capital of $5,553,000 to the joint venture including development costs paid prior to formation of the joint venture. Construction commenced in October 2014, and first occupancy was in August 2016. The Company’s equity interest in the joint venture was previously accounted for under the equity method of accounting as MRP acted as the administrative agent of the joint venture and oversaw and controlled the day to day operations of the project.

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

The Company is a party to a Transition Services Agreement which resulted from our January 30, 2015 spin-off of Patriot Transportation Holding, Inc. (Patriot). The Transition Services Agreement sets forth the terms on which Patriot will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers. The boards of the respective companies amended and extended this agreement for one year effective April 1, 2019.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $1,389,000 and $1,512,000 for 2019 and 2018, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as part of corporate expenses.

To determine these allocations between FRP and Patriot as set forth in the Transition Services Agreement, we employ an allocation method to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations, but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis.

5.	Debt.

Debt is summarized as follows (in thousands):

	December 31,	December 31,
	2019	2018
Revolving credit agreements	$—	—
Riverfront permanent loan	88,925	88,789
	88,925	88,789
Less portion due within one year	—	—
	$88,925	88,789

On May 21, 2018 in conjunction with the sale of the warehouse business the Companies mortgages notes were prepaid and the credit line with First Tennessee Bank, N.A. was terminated. Prepayment penalties of $3,420,000 were paid.

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to December 31, 2019 is: 2020 - $0; 2021 - $127,000; 2022 - $1,556,000; 2023 - $1,622,000; 2024 and subsequent years - $85,620,000.

On February 6, 2019, the Company entered into a First Amendment to the 2015 Credit Agreement (the “Credit Agreement”) with Wells Fargo Bank, N.A. (“Wells Fargo”), effective February 6, 2019. The Credit Agreement modifies the Company’s prior Credit Agreement with Wells Fargo dated January 30, 2015. The Credit Agreement establishes a five-year revolving credit facility with a maximum facility amount of $20 million. The interest rate under the Credit Agreement will be a maximum of 1.50% over LIBOR, which may be reduced quarterly to 1.25% or 1.0% over LIBOR if the Company meets a specified ratio of consolidated debt to consolidated total capital, as defined which excludes FRP Riverfront. A commitment fee of 0.25% per annum is payable quarterly on the unused portion of the commitment but the amount may be reduced to 0.20% or 0.15% if the Company meets a specified ratio of consolidated total debt to consolidated total capital. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants. As of December 31, 2019, there was no debt outstanding on this revolver, $411,000 outstanding under letters of credit and $19,589,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The letter of credit fee is 1% and applicable interest rate would have been 2.80% on December 31, 2019. The credit agreement contains certain conditions and financial covenants, including a minimum tangible net worth and dividend restriction. As of December 31, 2019, these covenants would have limited our ability to pay dividends to a maximum of $219 million combined. The Company was in compliance with all covenants as of December 31, 2019.

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

Debt cost amortization of $136,000 was recorded in 2019. During 2019 and 2018, the Company capitalized interest costs of $2,889,000 and $1,056,000, respectively.

6.	Leases.

At December 31, 2019, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$35,294
Commercial property	54,534
89,828
less accumulated depreciation and depletion	14,477
$75,351

The minimum future straight-lined rentals due the Company on noncancelable leases as of December 31, 2019 are as follows: 2020 - $9,658,000; 2021 - $3,839,000; 2022 - $3,008,000; 2023 - $3,000,000; 2024 - $3,001,000; 2025 and subsequent years $16,636,000.

7.	Earnings per Share.

The following details the computations of the basic and diluted earnings per common share (in thousands, except per share amounts):

	Years Ended December 31
	2019	2018	2017
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	9,883	10,040	9,975

Common shares issuable under share
based payment plans which are
potentially dilutive	43	65	65

Common shares used for diluted
earnings per common share	9,926	10,105	10,040

Income from continuing operations	8,822	959	49,548
Discontinued operations	6,856	122,129	11,003
Net income attributable to the Company	16,177	124,472	41,750

Basic earnings per common share:
Income from continuing operations	$0.89	0.10	4.97
Discontinued operations	$0.69	12.16	1.10
Net income attributable to the Company	$1.64	12.40	4.19

Diluted earnings per common share
Income from continuing operations	$0.89	0.09	4.94
Discontinued operations	$0.69	12.09	1.10
Net income attributable to the Company	$1.63	12.32	4.16
43

For 2019 and 2018, 19,950 and 22,470 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

During 2019 the Company repurchased 169,251 shares at an average cost of $48.51.

8.	Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2006 Stock Incentive Plan and the 2016 Equity Incentive Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2016 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 487,838 at December 31, 2019.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 29% and 41%, risk-free interest rate of 1.0% to 2.9% and expected life of 3.0 to 7.0 years.

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

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

	Years Ended December 31,
	2019	2018	2017
Stock option grants	$112	607	268
Unrestricted employee stock award	50	—	—
Annual director stock award	70	1,055	445
	$232	1,662	713

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)
Outstanding at
January 1, 2017	236,385	$25.35	6.1	$2,440
Granted	30,255	$43.45		$440
Modification	—	$30.21		$(137)
Exercised	(92,130)	$24.93		$(842)
Outstanding at
December 31, 2017	174,510	$28.70	6.0	$1,901
Granted	29,260	$45.97		$427
Exercised	(56,232)	$25.17		$(546)
Outstanding at
December 31, 2018	147,538	$33.48	6.7	$1,782
Exercised	(15,034)	$30.42		$(151)
Outstanding at
December 31, 2019	132,504	$33.82	5.8	$1,631
Exercisable at
December 31, 2019	114,189	$32.11	5.3	$1,333
Vested during
twelve months ended
December 31, 2019	9,509			$138

The following table summarizes information concerning stock options outstanding at December 31, 2019:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$37.26 - $45.97	$18,315	44.48	8.6

Exercisable:
$16.71 - $24.75	14,100	16.72	1.9
$24.76 - $37.25	33,729	21.56	2.8
$37.26 - $45.97	66,360	40.75	7.3
	$114,189	$32.11	5.3	Years
Total	$132,504	$33.82	5.8	Years

The aggregate intrinsic value of exercisable in-the-money options was $2,021,000 and the aggregate intrinsic value of outstanding in-the-money options was $2,118,000 based on the market closing price of $49.81 on December 31, 2019 less exercise prices.

The unrecognized compensation cost of options granted to FRP employees but not yet vested as of December 31, 2019 was $290,000, which is expected to be recognized over a weighted-average period of 3.6 years.

Gains of $299,000 were realized by option holders during the year ended December 31, 2019. Patriot realized the tax benefits of $175,000 of these gains because these options were exercised by Patriot employees for options granted prior to the spin-off.

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

Our tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises, decreased from 39.07% to 27.05% for 2018. 2018 included $44.6 million in tax expense related to discontinued operations as a result of the taxes related to the gain on sale of our warehouses. Our effective income tax expense may vary, possibly materially, due to, changes in interpretations of the Tax Act or related accounting guidance and projected effective state tax rates.

The provision for income tax expense included in the financial statements (in thousands):

	Years Ended December 31,
	2019	2018	2017
Included in Net income:
Continuing operations	$2,962	524	7,350
Discontinued operations	2,542	45,286	(21)
	5,504	45,810	7,329
Comprehensive income	602	(275)	(14)

Total tax expense	$6,106	45,535	7,315

The provision for income taxes (income tax benefit) consists of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
Current:
Federal	$(8,225)	28,512	(1,779)
State	(7,799)	15,024	(433)
	(16,024)	43,536	(2,212)
Deferred	22,130	1,999	9,527

Total	$6,106	45,535	7,315

Current income tax expense in 2019 includes an $13,797,000 provision to return adjustment related to the deferral of current federal and state taxes due in connection with $50 million additional Opportunity Zone investment funds invested in June of 2019 but applied to the 2018 returns. In addition, 2019 includes an additional deferral reduction of $4,213,000 of current state taxes related to the $55 million Opportunity Zone investment in December of 2018 which were deferred rather than our prior 2018 tax position that the state taxes would not conform to the federal treatment. The aggregate of the provision to return adjustments in 2019 of $18 million offset current tax provision of $2 million absent these adjustments for a net current tax benefit of $16 million. As of December 31, 2019 the company has deferred taxes of approximately $31 million associated with $112 million of gains on sales reinvested through Opportunity Zone investments. These taxes are deferred until the earlier of the sale of the related investments or December 31, 2026 and 10% of gains are excluded from tax once the investments are held five years plus an additional 5% is excluded at seven years.

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	Year Ended December 31
	2019	2018	2017
Amount computed at statutory
Federal rate	$5,006	35,351	16,723
State income taxes (net of Federal
income tax benefit)	1,623	10,186	2,476
Tax Cut and Jobs Act of 2017	-	-	(11,834)
Other, net	(523)	(2)	(50)
Provision for income taxes	$6,106	45,535	7,315

In this reconciliation, the category “Other, net” consists of permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest paid and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities are presented below (in thousands):

	December 31,
	2019	2018	2017
Deferred tax liabilities:
Property and equipment	$49,932	28,329	25,212
Depletion	718	721	660
Unrealized rents	27	52	1,166
Prepaid expenses	76	38	431
Gross deferred tax liabilities	50,753	29,140	27,469
Deferred tax assets:
Employee benefits and other	642	1,159	1,487
Gross deferred tax assets	642	1,159	1,487
Net deferred tax liability	$50,111	27,981	25,982

The Company has no unrecognized tax benefits.

FRP tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of December 31, 2019, the earliest tax year that remains open for audit is 2014.

10.	Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $35,000 in 2019 and $50,000 in 2018.

The Company has a deferred compensation plan, the Management Security Plan (MSP) for our President. The accruals for future benefits are based upon actuarial assumptions. Life insurance on his life has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for 2019 and 2018, was ($14,000) and ($7,000), respectively. The accrued benefit under this plan as of December 31, 2019 and December 31, 2018 was $1,424,000 and $1,440,000, respectively.

11.	Business Segments.

The Company is reporting its financial performance based on four reportable segments, Asset Management, Mining Royalty Lands, Development and Stabilized Joint Venture, as described below.

The Asset Management segment owns, leases and manages commercial properties. The flex/office warehouses in the Asset Management Segment were sold and reclassified to discontinued operations leaving only two commercial properties, one recent industrial acquisition, Cranberry Run, which we purchased in 2019, and 1801 62nd Street, our most recent spec building in Hollander Business Park, which was constructed by our Development segment and transferred to Asset Management on April 1, 2019.

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

The Company operates a residential apartment building Riverfront Investment Partners I, LLC partnership (“Dock 79”). The ownership of Dock 79 attributable to our partner MRP Realty is reflected on our consolidated balance sheet as a noncontrolling interest. Such noncontrolling interests are reported on the Consolidated Balance Sheets within equity but separately from shareholders' equity. On the Consolidated Statements of Income, all of the revenues and expenses from Dock 79 are reported in net income, including both the amounts attributable to the Company and the noncontrolling interest. The amounts of consolidated net income attributable to the noncontrolling interest is clearly identified on the accompanying Consolidated Statements of Income.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and 3 additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. This sale constituted a major strategic shift and as a result, these properties have been reclassified as discontinued operations for all periods presented. We plan to develop our remaining owned office/warehouse pad sites in a timely, opportunistic manner and sell the fully leased buildings in groups of two or three.

Operating results and certain other financial data for the Company’s business segments are as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017
Revenues:
Asset management	$2,190	2,309	2,284
Mining royalty lands	9,438	8,139	7,241
Development	1,164	1,206	1,230
Stabilized Joint Venture	10,964	10,368	4,847
	$23,756	22,022	15,602
Operating profit:
Before corporate expenses:
Asset management	$196	1,051	1,035
Mining royalty lands	8,690	7,504	6,732
Development	(2,817)	(2,104)	(1,528)
Stabilized Joint Venture	2,243	(537)	(2,018)
Operating profit before corporate expenses	8,312	5,914	4,221
Corporate expenses:
Allocated to asset management	(646)	(153)	(154)
Allocated to mining royalty lands	(169)	(214)	(167)
Allocated to Development	(1,581)	(1,984)	(1,231)
Allocated to Stabilized Joint Venture	(160)	(393)	(65)
Unallocated	—	(1,208)	(1,563)
	(2,556)	(3,952)	(3,180)
	$5,756	1,962	1,041

Interest expense	$1,054	3,103	2,741

Depreciation, depletion and amortization:
Asset management	$708	540	512
Mining royalty lands	177	198	110
Development	214	228	337
Stabilized Joint Venture	4,756	6,932	4,975
	$5,855	7,898	5,934
Capital expenditures:
Asset management	$9,487	335	221
Mining royalty lands	—	—	—
Development	631	6,396	2,218
Stabilized Joint Venture	316	563	857
	$10,434	7,294	3,296

Identifiable net assets at end of period:
Asset management	$18,468	10,593	2,960
Discontinued operations	—	3,224	176,694
Mining royalty lands	38,409	37,991	38,656
Development	179,357	119,029	46,684
Stabilized Joint Venture	133,956	138,206	144,386
Investments available for sale at fair value	137,867	165,212	—
Cash items	26,793	22,749	4,524
Unallocated corporate assets	3,298	8,484	4,830
	$538,148	505,488	418,734

12.	Fair Value Measurements.

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

At December 31, 2019 the Company was invested in 63 corporate bonds with individual maturities ranging from 2020 through 2022. The unrealized gain on these bonds of $1,212,000 was recorded as part of comprehensive income and was based on the estimated market value by National Financial Services, LLC (“NFS”) obtained from sources that may include pricing vendors, broker/dealers who clear through NFS and/or other sources (Level 2). The Company recorded a realized gain of $949,000 in its net investment income related to bonds that were sold in 2019. The amortized cost of the investments was $136,655,000 and the carrying amount and fair value of such bonds were $137,867,000 as of December 31, 2019.

At December 31, 2019 and 2018, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company’s other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2019, the carrying amount and fair value of such other long-term debt was $88,925,000 and $93,065,000, respectively. At December 31, 2018, the carrying amount and fair value of such other long-term debt was $88,789,000 and $87,983,000, respectively.

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

The Company, at December 31, 2019, had entered into various contracts to develop and maintain real estate with remaining commitments totaling $1,434,000.

15.	Concentrations.

The mining royalty lands segment has a total of five tenants currently leasing mining locations and one lessee that accounted for 31% of the Company’s consolidated revenues during 2019 and $297,000 of accounts receivable at December 31, 2019.  The termination of these lessees’ underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with Wells Fargo Bank and First Tennessee Bank.  At times, such amounts may exceed FDIC limits.

16.	Unusual or Infrequent Items Impacting Quarterly Results.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million.

17.	Intangible Assets.

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

DOCK 79 – The Company will recognize the amortization related to the Dock 79 intangible assets according to the following schedule (in thousands):

In-place
Leases
Initial Values	$4,727
Annual Amortization:
2017	$2,501
2018	2,201
2019	25

CRANBERRY BUSINESS PARK – The Company will recognize the amortization related to the Cranberry Business Park intangible assets according to the following schedule (in thousands):

In-place
Leases
Initial Values	$183
Annual Amortization:
2019	$79
2020	46
2021	46
2022	12

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

The gross amounts and accumulated amortization of identifiable intangible assets are as follows (in thousands):

	December 31, 2019		December 31, 2018
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
In-place leases (useful life 0-8 years)	$4,910	4,806	4,727	4,702
Above Market leases (useful life 5 years)	-	-	-	-
	$4,910	4,806	4,727	4,702

18.	Discontinued Operations.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. These properties comprised substantially all the assets of our Asset Management segment and have been reclassified as discontinued operations for all periods presented. The results of operations associated with discontinued operations for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017

Lease Revenues	$460	12,098	27,589

Cost of operations:
Depreciation, depletion and amortization	17	3,161	7,598
Operating expenses	248	1,742	3,485
Property taxes	41	1,286	3,008
Management company indirect	—	1,360	734
Corporate expenses	—	1,462	200
Total cost of operations	306	9,011	15,025

Total operating profit	154	3,087	12,564

Interest expense	—	(587)	(1,582)
Gain on sale of buildings	9,244	164,915	—

Income before income taxes	9,398	167,415	10,982
Provision for (benefit from) income taxes	2,542	45,286	(21)

Income from discontinued operations	$6,856	122,129	11,003

The components of the balance sheet are as follows (in thousands):

	December 31	December 31
Assets:	2018	2017
Real estate investments at cost:
Land	$546	40,465
Buildings and improvements	3,315	186,657
Projects under construction	—	6,617
Total investments in properties	3,861	233,739
Less accumulated depreciation and depletion	2,374	68,049
Net investments in properties	1,487	165,690

Accounts receivable, net	910	405
Unrealized rents	473	4,088
Deferred costs	354	6,509
Other assets	—	2
Assets of discontinued operations	$3,224	176,694

Liabilities:
Secured notes payable, current portion	$—	23,825
Secured notes payable, less current portion	—	4,338
Accounts payable and accrued liabilities	205	2,289
Deferred revenue	45	967
Tenant security deposits	38	861
Liabilities of discontinued operations	$288	32,280
52

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

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2019.

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

Audit Committee's Responsibility

The Audit Committee of our Company's Board of Directors, composed solely of Directors who are independent in accordance with the requirements of the Nasdaq Stock Market listing standards, the Exchange Act, and the Company's Corporate Governance Guidelines, meets with the independent auditors, management and internal auditors periodically to discuss internal controls and auditing and financial reporting matters. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Audit Committee. Our Audit Committee's Report can be found in the Company's 2020 Proxy Statement.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

FRP Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. (the “Company”) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of their operations and their cash flows for each of the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 15, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

March 12, 2020

Report of Independent Registered Certified Public Accounting Firm

on Internal Control Over Financial Reporting

The Shareholders and Board of Directors

FRP Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited FRP Holdings, Inc. (the “Company’s”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of

Sponsoring Organizations of the Treadway Commission (the “COSO”) criteria. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019, 2018 and 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes to the consolidated financial statements and our report dated March 12, 2020 expressed an unqualified opinion thereon.

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

Hancock Askew & Co., LLP

Savannah, Georgia

March 12, 2020

DIRECTORS AND OFFICERS

Directors

John D. Baker II (1)

Chief Executive Officer of the Company

Charles E. Commander III (2)(3)

Retired Partner

Foley & Lardner

H. W. Shad III (2)(4)

Owner, Bozard Ford Company

Martin E. Stein, Jr. (3)(4)

Executive Chairman of Regency Centers Corporation

William H. Walton (2)(3)(4)

President of Rockpoint Group LLC

Margaret Wetherbee (4)

Attorney

_______________

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominating Committee

Officers

John D. Baker II

Chief Executive Officer

John D. Baker III

Treasurer and Chief Financial Officer

David H. deVilliers, Jr.

President

President, FRP Development Corp. and

Florida Rock Properties, Inc.

John D. Klopfenstein

Controller and Chief Accounting Officer

FRP Holdings, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 11 a.m. local time, on Wednesday May 6, 2020, at The River Club, Ortega Room, on the 34th floor of the Wells Fargo Building, One Independent Drive, Jacksonville, Florida.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: FRPH)

Form 10-K

Shareholders may receive, without charge, a copy of FRP Holdings, Inc.’s annual report on Form 10-K for the year ended December 31, 2019 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.frpholdings.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

