Form 10-K, Exhibit 13
period 2020-12-31
FRP HOLDINGS, INC.
filed 2021-03-19
CIK 844059

Annual Report 2020

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended December 31

(Amounts in thousands except per share amounts)

			%
	2020	2019	Change

Revenues	$23,583	23,756	(0.7)
Operating profit	$5,134	5,756	(10.8)
Net investment income	$7,415	8,375	(11.5)
Interest Expense	$(1,100)	(1,054)	4.4
Equity in loss of joint ventures	$(5,690)	(1,954)	191.2
Gain on sale of real estate	$9,170	661	1287.3
Income from continuing operations	$11,722	8,822	32.9
Income from discontinued operations, net	$—	6,856	(100.0)
Loss attributable to noncontrolling interest	$(993)	(499)	99.0
Net income attributable to the Company	$12,715	16,177	(21.4)

Per common share:
Income from continuing operations:
Basic	$1.22	0.89	37.1
Diluted	$1.22	0.89	37.1
Income from discontinued operations, net:
Basic	$—	0.69	(100.0)
Diluted	$—	0.69	(100.0)
Net income attributable to the Company:
Basic	$1.33	1.64	(18.9)
Diluted	$1.32	1.63	(19.0)

Total Assets	$536,360	538,148	(.3)
Total Debt	$89,964	88,925	1.2
Shareholders' Equity	$367,654	374,888	(1.9)
Common Shares Outstanding	9,364	9,817	(4.6)
Book Value Per Common Share	$39.26	38.19	2.8

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

STRATEGY. Our strategy will consist of a re-deployment of proceeds from the May 2018 warehouse sale into asset classes that allow management to exploit its knowledge and expertise. The asset classes of choice are mixed-use, raw land, existing buildings, and strategic partnerships located in core markets with growth potential. Emphasis will be placed on generating returns through opportunistic disposition versus cash-flow and long-term appreciation.

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

To Our Shareholders,

It would seem that the one thing we can all agree on is that we are happy to put 2020 behind us. Last year presented all of us with a series of challenges that few among us could have anticipated. The world and our nation have experienced traumas that would have seemed unimaginable a year ago, and chief among the many things that made for such a dismal year was the COVID-19 pandemic. It has changed the way we work, the way we meet, the way we interact with each other and the way we interact with the world. Our offices, routines, travel habits, entertainment, and even the way we greet each other have been altered dramatically and perhaps permanently.

This Company was very fortunate that its assets responded in the way that they did to the pandemic. Part of that is simply good luck. There are a number of businesses that were traditionally thought to be recession-proof—businesses that through no fault of their own took a massive hit in a post-COVID world. Hotels, restaurants, theaters, air travel—industries that were once integral to the way we went about our lives were suddenly anathema to consumers, almost overnight. That is simply terrible luck, a misfortunate consequence of unforeseeable events. And yet luck—good luck—is often something else entirely. Branch Rickey was perhaps the most influential and innovative figure in the history of baseball. He invented spring training, the farm system, and as general manager of the Brooklyn Dodgers, he changed the sport and American history by integrating baseball with Jackie Robinson. “Luck” according to Rickey, “is the residue of design.” I would stipulate that much of our resilience to this exogenous event is that variety of luck.

We were fortunate that the mining royalties business was not only immune to the pandemic, but in fact thrived. Despite losing the double minimums at Lake Louisa, revenues this year were slightly ahead of last year making it our highest ever revenue total for that segment. Part of the reason for this is that the pandemic accelerated a trend we had already been seeing—namely that people want to move to warmer places with lower taxes, fewer regulations, and more living space. So while we were lucky, we were lucky because we had good assets in a desirable location—factors in place that gave us confidence in these assets and this business segment prior to the pandemic.

The same could be said for the Maren, the second phase of our development on the Anacostia River, which was fully completed in September. Under the best of circumstances, we expected the lease-up to take approximately a year and a half. Yet during a pandemic, without baseball, and while the building was still under construction, the Maren lease-up went much faster than we originally expected when times were good—in some months at double and nearly triple the rate we had anticipated. In less than a year, the residential portion of the building is 87.02% leased, 82.44% occupied and closing in on stabilization. We count ourselves fortunate that the lease up went faster than anticipated during a pandemic, but we were “lucky” because we put a great asset in an excellent location—namely the entire reason we had invested in this project in the first place.

Industrial real estate has remained strong as an asset class during the pandemic, as evidenced by the sale of our remaining lots at Lakeside Business Park for $3.75 million in April and our newest building at Hollander for $12.3 million in July. We had no issues with our tenants paying rent and do not expect to. The response by this business segment to the pandemic has only served to strengthen our confidence in the plan to continue to develop industrial real estate and sell the buildings once they are stabilized. In keeping with that plan, we are in the process of developing two industrial buildings at Hollander Business Park totaling 145,750 square feet. We have received all permit entitlements, have started construction, and anticipate shell completion in the third quarter of 2021. We also used the proceeds from the sale of 1801 62nd Street to purchase 55 acres of land in Aberdeen, Maryland adjacent to our Cranberry Run Business Park for $10.5 million. Once entitled, this property will be capable of supporting over 625,000 square feet of industrial product and will be essential for future industrial development as we finish developing our remaining inventory at Hollander Business Park.

This past year was not all roses for every business segment we had. Prior to the pandemic, Dock 79 was our most prized asset, and of all our assets, it was most affected. The emergency protocols enacted by the District have frozen rent increases on lease renewals, the effects of which will extend at least through the first quarter of 2021. Our three retail tenants were greatly affected by the pandemic. Once they were allowed to reopen, there was no baseball attendance to drive traffic to these businesses, a factor which had been integral to their pre-COVID success. Winter weather has also mitigated the appeal and availability of outdoor seating which had at least helped to offset the effects of the restrictions and limits placed upon our retail tenants by COVID-related measures. Remarkably, even with the pandemic and major construction going on next door and without the benefit of baseball, average occupancy for 2020 was in line with last year (93.13% vs 95.46%) as was our renewal rate (57.14% vs 60.68%) and we ended the year with a higher occupancy rate (95.73%) than we did in 2019 (93.44%). We remain confident in the long-term future of this asset, and if this is the basement, it is an extremely high basement.

Overall, a look at our development pipeline gives one a similar sense of optimism—which is to say cautious optimism with sprinkling of short-term anxiety. Bryant Street is a good example of that. Bryant Street is a joint venture with MRP for the first phase of a multi-family mixed use project in northeast Washington, DC. Our equity investment in this project in the form of $32 million in common equity and another $23 million in preferred equity, and its four buildings and 487 units represent a substantial bet on and greatly increase our exposure to multi-family in the DC market. We finished construction on the first building in December and expect to deliver the other three buildings in the fourth quarter of 2021. Bryant Street’s primary amenities, a movie theater and ready access to the Metro, which made it so attractive in the recent past have taken on a very different look in the cold light of a post-COVID world. Despite these headwinds, we believe this is still a good project. This project will not be complete until Summer of 2021, and as the vaccine and herd immunity take effect, Bryant Street will hopefully come on line at just the right time. It is also important to remember that this project is in an opportunity zone and it is our intent to retain the property for the ten-year hold period that allows us to achieve all the tax benefits afforded by this program. This lengthy time horizon for investment and the fact that DC remains a growing and robust market is what we use to keep the sleepless nights of worry at bay. There will no doubt be any number of short-term crises in the next decade that will be cause for concern, but the long-term fundamentals that led to our investment remain in place.

At the end of 2019, we invested in three other opportunity zone projects. The first is a joint venture with MRP Realty for the development of a mixed-use project known as “1800 Half Street.” The development is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren.  It lies directly between our two acres on the Anacostia, currently under lease by Vulcan, and Audi Field, the home stadium of the DC United. The 10-story structure will have 344 apartments and 11,246 square feet of ground floor retail.  FRP contributed $37.3 million in common equity.  The project is a qualified opportunity zone investment and will defer just over $10 million in taxes associated with the sale of our industrial assets.  In June 2020, we closed on a $74 million construction loan. We began construction at the end of August 2020 and expect the building to be complete in the third quarter of 2022. Buzzard Point is the next area of growth and development in the Anacostia submarket of DC, and akin to the symbiotic relationship between Dock 79 and The Maren, we believe this project will serve to benefit 664E, our two acres on the Anacostia River, and vice versa.

The other two opportunity zone projects we invested in at the end of 2019 were two joint ventures in Greenville, South Carolina with a new partner, Woodfield Development. Our first joint venture with them is a 200-unit multifamily project known as “Riverside.”  FRP contributed $6.2 million in common equity for a 40% ownership interest.  Construction began in February 2020 and should be complete in the third quarter of 2021.  The second joint venture in Greenville with Woodfield is a 227-unit multifamily development known as “.408 Jackson.”  It will have 4,700 square feet of retail and is located across the street from Greenville’s minor league baseball stadium.  FRP contributed $9.7 million in common equity for a 40% ownership interest.  Construction began in May 2020 and should be complete in the third quarter of 2022.  Both projects are qualified opportunity investments and will defer a combined $4.3 million in taxes. Greenville is outside of our traditional development footprint, but we were extremely impressed with the growth potential of the market as well as the track record of our partner, and felt the opportunity was too good to pass up.

2021 will be a major year of transition for this Company. FRP entered 2020 with one building and 305 units and we will exit 2021 with seven buildings and 1,256 units, increasing our exposure to multifamily by a factor of four in less than 24 months. Two more projects and 671 units will follow in 2022. FRP is on the verge of an incredible growth spurt and there will be growing pains associated with it. As mentioned previously, Bryant Street may be a challenge initially. We are very excited about our two developments in Greenville, but this is new territory for us with a new partner. Half Street will be our first development in Buzzard Point, as well our first development in the Anacostia area that does not front the water. There will be a lot of construction in that area as well as a concrete plant across the street until 2026. We mention all of this to say that there will probably be speedbumps, especially early on, associated with much of our development pipeline. But all of these projects are located in excellent markets with steady job growth and they are all in opportunity zones, meaning that we anticipate remaining invested for at least ten years. The tax benefits we will realize as a result of that hold period, as well as the underlying fundamentals of each project lead us to believe that our patience and capital will be rewarded accordingly.

When last year’s letter reached you, we expressed, if not concern, then apprehension that given the revenue growth of our mining royalty business, the party could not go on forever. Since 2015, this segment has achieved a compound annual growth rate in revenue of 8.13%, which is perhaps an unsustainably high clip. Yet the shock we feared would finally precipitate a down cycle after a decade of growth, did not appear to impact this segment and may have actually spurred further growth. Volumes for our mining royalties business grew by 160,000 tons in 2020, but volumes for the last seven months of 2020 actually grew by 499,000 tons—meaning all of our volume growth happened during the pandemic. This phenomenon bears out in housing data. Coming out of the initial shock of the pandemic, as of September 30, 2020, Florida and Georgia were significantly outpacing the national average for new housing permits issued. As migration into the sunbelt continues, we stand particularly well positioned to benefit from it. Aggregates prices are particularly “sticky” because of the high barriers to entry inherent to the industry from both a capital and regulatory perspective. And if you look at pre-COVID numbers, of the top 15 states by aggregates volume in 2019, Florida, Georgia, and Virginia ranked fifth, third, and first in pricing per ton, respectively. All three were still below 70% of their peak volumes. Even if volumes do not reach the levels the industry and our markets experienced nearly a decade and a half ago, there is clearly still room for volume growth, and the ability to push prices remains unimpeded. As a result, we have the utmost confidence in the long-term future of this segment and believe our reserves of more than half a billion tons in Virginia, Georgia and Florida put this Company in an extremely enviable position.

Just as we are happy to put 2020 behind us, we are equally excited about what awaits us in 2021 and beyond. Even with the immediate challenges we face, it is our belief that investing in real assets in excellent markets with good partners will continue to be a recipe for success. We also have the luxury of substantial cash reserves to help us weather any short-term disruptions. As we mentioned previously, we were very lucky this year. But part of that luck is simply the way we operate this company—we invest conservatively and in assets that we truly believe in. The asset that we believe most strongly in is the Company itself. To that end, in 2020, we repurchased 510,145 shares at an average cost of $41.78 per share. Thomas Jefferson once said that he was a big believer in luck, and the harder he worked, the luckier he got. If that’s the case, then this Company—your Company—has every reason to expect a very lucky 2021.

Respectfully yours,

/s/ John D. Baker II

John D. Baker II

C.E.O. and Executive Chairman

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

OPERATING PROPERTIES

The Company owns (predominately in fee simple but also through ownership of interests in joint ventures) approximately 20,000 acres of land in Florida, Georgia, Maryland, Virginia, South Carolina, and the District of Columbia. This land is generally held by the Company in four distinct segments: (i) Asset Management Segment (land owned and operated as income producing rental properties in the form of commercial properties), (ii) Mining Royalty Lands Segment (land owned and leased to mining companies for royalties or rents), (iii) Development Segment (land owned and held for investment to be further developed for future income production or sales to third parties), and (iv) Stabilized Joint Venture Segment (ownership, leasing and management of buildings through joint ventures).

Asset Management Segment. As of December 31, 2020, the Asset Management Segment owned three commercial properties in fee simple as follows:

1) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet which is 95.1% occupied (16% of the space is occupied by the Company for use as our Baltimore headquarters). The property is subject to commercial leases with various tenants.

2) 155 E. 21st Street in Duval County, Florida was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

3) Cranberry Run Business Park in Hartford County, Maryland consists of five office buildings totaling 268,010 square feet which are 87.6% occupied. The property is subject to commercial leases with various tenants.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. The Company sold an additional warehouse property, which was excluded from the initial sale due to the tenant exercising its right of first refusal to purchase the property, to the same buyer for $11.7 million on June 28, 2019. The warehouse portfolio sale resulted in the disposition of all of the Company’s industrial flex/office warehouse properties prior to the sale date and constituted a major strategic shift and, as a result, these properties have been reclassified as discontinued operations for all periods presented in the financial statements filed herewith.

Mining Royalty Lands Segment – Mining Properties. The following table sets forth a summary of the mining royalty lands owned by the Company or its subsidiaries in fee simple and estimated reserves at December 31, 2020. These properties are subject to mining leases with various tenants, including Vulcan Materials, Martin Marietta, Cemex, Argos, and The Concrete Company.

	Tons Sold in
	Year Ended	Tons of Estimated Reserves at
	12/31/2020	12/31/2020
	(000’s)	(000’s)
The Company owns nine properties currently being
mined in Grandin, Fort Myers, Keuka, Newberry,
and Astatula, Florida; Columbus, Macon, and
Tyrone, Georgia; and Manassas, Virginia
comprising approximately 12,657 acres.	8,206	428,292

The Company owns four properties that are leased
for mining but are not currently being mined in
Marion County and Lake Louisa and Lake Sand in Lake County, Florida and Forest Park Georgia
comprising approximately 2,452 acres.	0	73,369

In May 2014, the Company entered into an amendment to our lease with Vulcan for our Fort Myers location requiring that the mining be accelerated and that the mining plan be conformed to accommodate the future construction of up to 105 residential dwelling units around the mined lakes. In return, the Company granted Lee County an option to purchase a right of way for a connector road that would benefit the residential area on our property and to place a conservation easement on part of the property, which the County exercised in 2020. Mining activity commenced in 2017 following Lee County’s issuance of a mine operating permit allowing Vulcan to begin production.

In November 2017, Lake County commissioners voted to approve a permit to Cemex to mine the Company’s land in Lake Louisa, Florida. The county issued the permit in July 2019. After completing the work necessary to prepare this site to become an active sand mine, Cemex expects to begin mining by the end of 2021.

Mining Royalty Lands Segment - Brooksville Joint Venture. In 2006, a subsidiary of the Company entered into a joint venture agreement with Vulcan Materials Company to jointly own and develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its final order approving the development of the project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 of light industrial uses. Zoning for the project was approved by the County in August 2012. Vulcan Materials still mines on the property and the Company receives 100% of the royalty on all tons sold at the Brooksville property. In 2020, 285,000 tons were sold, and estimated reserves were 4,326,000 as of December 31, 2020. During 2017, the Company extended the mining lease on this property for an additional ten years (through 2032) in exchange for an increase in production of 100,000 tons by December 31, 2023.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 160 acres of investment property in Brooksville, Florida.

Development Segment – Warehouse/Office Land.

At December 31, 2020 this segment owned the following future development parcels:

1)	25 acres of horizontally developed land capable of supporting 226,750 square feet of warehouse, office, and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.
2)	55 acres of land that will be capable of supporting over 625,000 square feet of industrial product located at 1001 Old Philadelphia Road in Aberdeen, Maryland.

Development Segment – Land Held for Investment or Sale.

At December 31, 2020, this segment owned the following development parcels:

1)	RiverFront on the Anacostia: The RiverFront on the Anacostia property is a 5.8-acre parcel of real estate in Washington, D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. A
6

revised Planned Unit Development (PUD) plan was approved in 2012 and permits the Company to develop, in four phases, a four-building, mixed-use project, containing approximately 1,161,050 square feet. The approved development includes numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. The first phase (now known as Dock 79), which was completed through a joint venture with MRP Realty and which consisted of a single building with residential and retail uses, became our fourth business segment in July 2017, now known as the Stabilized Joint Venture Segment. Construction began on the second phase (now known as the Maren) in April 2018. This project, like Dock 79, consists of a single building with residential and retail uses, and it received its certificate of occupancy in September 2020. The final two phases, Phase 3 and Phase 4 remain under a first-stage PUD approval expiring April 5, 2023, permitting 599,545 square feet of development.

2)	Hampstead Trade Center: The Hampstead Trade Center property in Hampstead, Carroll County, Maryland is a 118-acre parcel located adjacent to the State Route 30 bypass. The parcel was previously zoned for industrial use, but our request for rezoning for residential use was approved in December 2018. Management believes this to be a higher and better use of the property. We are fully engaged in the formal process of seeking PUD entitlements for this tract, which is now known as “Hampstead Overlook”.

3)	Bryant Street: On December 24, 2018 the Company and MRP Realty formed four partnerships to purchase and develop approximately five acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. This first phase is a mixed-use development which supports 487 residential units and 85,681 square feet of first floor and stand-alone retail on approximately five acres of the roughly 12-acre site.

4)	1800 Half Street: On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia currently under lease by Vulcan and Audi Field, the home stadium of the DC United. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017.

5)	Square 664E: The Company’s Square 664E property is approximately two acres situated on the Anacostia River at the base of South Capitol Street less than half a mile down river from our RiverFront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant. The initial term of the lease terminates on August 31, 2021, and Vulcan has exercised its option to renew for one additional period of five years. In March 2017, reconstruction of the bulkhead was completed at a cost of $4.2 million in anticipation of future high-rise development.

6)	.408 Jackson: In December 2019, the Company entered into a joint venture with a new partner, Woodfield Development, for the acquisition and development of a mixed-use project known as “.408 Jackson” in Greenville, South Carolina. Woodfield specializes in Class-A multi-family, mixed use developments primarily in the Carolinas and DC. The project is located across the street from Greenville’s minor league baseball stadium and will hold 227 multi-family units and 4,700 square feet of retail space. It is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017.

7)	Riverside: In December 2019, the Company entered into a joint venture with Woodfield Development for the acquisition and development of a 200-unit multi-family apartment project located at 1430 Hampton Avenue, Greenville, South Carolina. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017.

8)	Windlass Run: In March 2016, the Company entered into an agreement with St. Johns Properties Inc., a Baltimore development company, to jointly develop the remaining lands of our Windlass Run Business Park, located in Middle River, Maryland, into a multi-building business park consisting of approximately 329,000 square feet of single-story office space. The project will take place in several phases, with construction of the first phase, which includes two office buildings and two retail buildings totaling 100,030-square-feet (inclusive of 27,950 retail), commenced in the fourth quarter of 2017 and was completed in January 2019. At December
7

31, 2020 Phase I was 46.7% leased and 44.3% occupied, the subsequent phases will follow as each phase is stabilized.

Stabilized Joint Venture Segment.

We have renamed this segment from RiverFront on the Anacostia to the Stabilized Joint Venture segment as we intend to transfer additional joint ventures from our Development segment into this segment as they reach stabilization.

At December 31, 2020, this segment owned the following stabilized joint ventures:

1)	Dock 79: In 2014, approximately 2.1 acres (Phase I) of the total 5.8-acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305-unit residential apartment building with approximately 18,000 square feet of first floor retail space. Lease up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third-party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit-sharing arrangement and is 66.0% on a prospective basis.

2)	DST Hickory Creek: In July 2019, the Company completed a like-kind exchange by reinvesting $6,000,000 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek DST. The DST owns a 294-unit garden-style apartment community located in Henrico County, Virginia known as Hickory Creek, which consists of 19 three-story apartment buildings containing 273,940 rentable square feet. Hickory Creek was constructed in 1984 and substantially renovated in 2016. The Company is 26.649% beneficial owner and receives monthly distributions.
8

Real Estate Summary Schedule at December 31, 2020 (dollars in thousands).

	Encumb-	Gross	Net	Date	Revenue
County	Rances	Book Cost	Book Value	Acquired	2020
Mining Royalty Lands
Alachua, FL		$1,442	$1,263	4/86	$1,062
Clayton, GA		369	365	4/86	93
Fayette, GA		885	758	4/86	731
Lake, FL		403	245	4/86	154
Lake, FL		1,083	73	4/86	297
Lake Louisa, FL		11,039	11,039	5/12	1,024
Lee, FL		4,502	4,232	4/86	920
Monroe, GA		792	492	4/86	1,209
Muscogee, GA		324	0	4/86	372
Prince William, VA		298	0	4/86	1,363
Putnam, FL		15,039	10,202	4/86	1,785
Putnam, FL		121	17	4/86	0
Spalding, GA		20	20	4/86	5
Marion, FL		1,185	585	4/86	152
Investment Property		16	16	4/86	0
Brooksville Joint Venture		7,499	7,499	4/86	310
	0	45,017	36,806		9,477
Asset Management Properties
Baltimore, MD		6,541	2,796	10/89	553
Duval, FL		198	159	4/86	730
Harford, MD		8,667	8,166	2/19	1,040
Baltimore City, MD		0	0		424
	0	15,406	11,121		2,747
Development Properties
Baltimore, MD		5,184	5,184	12/02	0
Carroll, MD		9,141	9,141	3/08	0
Baltimore City, MD		8,067	7,826	12/10	52
Harford, MD		11,254	11,254	11/20	0
Washington D.C.		8,003	6,087	4/13	28
Washington D.C.		8,480	7,844	4/86	1,072
Washington D.C.		60,159	60,159	12/18	0
Washington D.C.		23,533	23,533	5/18	0
Henrico Cty, VA		6,000	6,000	7/19	0
Baltimore Cty, MD		591	591	2/19	0
Prince George Cty, MD		10,026	10,026	7/19	0
Washington D.C.		37,875	37,875	12/19	0
Greenville, SC		9,911	9,911	12/19	0
Greenville, SC		6,293	6,293	12/19	0
	0	204,517	201,724		1,152

Riverfront	89,964	149,146	129,711	07/17	10,207

Grand Totals (1)	$89,964	$414,086	$379,362		$23,583

(1)	Includes investments in joint ventures of $167,071.
9

Five Year Summary

(Amounts in thousands except per share amounts)

					Three months
	Years ended				Ended	Year ended
	December 31,				December 31,	September 30,
	2020	2019	2018	2017	2016	2016
Summary of Operations:
Revenues	$23,583	23,756	22,022	15,602	2,754	11,306
Operating profit	$5,134	5,756	1,962	1,041	516	3,236
Interest expense	$1,100	1,054	3,103	2,741	—	—
Income (loss) from continuing operations	$11,722	8,822	959	49,548	(394)	5,010
Per Common Share:
Basic	$1.22	0.89	0.10	4.97	(0.04)	0.51
Diluted	$1.22	0.89	0.09	4.94	(0.04)	0.51

Income from discontinued operations, net	$—	6,856	122,129	11,003	2,076	7,014
Income (loss) attributable to noncontrolling interest	$(993)	(499)	(1,384)	18,801	—	—
Net income attributable to the Company	$12,715	16,177	124,472	41,750	1,682	12,024
Per Common Share:
Basic	$1.33	1.64	12.40	4.19	0.17	1.22
Diluted	$1.32	1.63	12.32	4.16	0.17	1.22

	December 31,					September 30,
	2020	2019	2018	2017	2016	2016
Financial Summary:
Property and equipment, net	$203,140	202,187	206,553	209,914	224,247	220,616
Total assets	$536,360	538,148	505,488	418,734	266,560	264,789
Long-term debt	$89,964	88,925	88,789	118,317	40,745	41,932
Shareholders' equity	$367,654	374,888	364,607	243,530	198,820	196,099
Net Book Value per common share	$39.26	38.19	36.57	24.32	20.05	19.87
Other Data:
Weighted average common shares - basic	9,580	9,883	10,040	9,975	9,879	9,846
Weighted average common shares - diluted	9,609	9,926	10,105	10,040	9,923	9,890
Number of employees	13	12	10	19	18	18
Shareholders of record	339	342	355	382		414

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	Total Fiscal Year 2020
Revenues	$5,783	5,849	6,098	5,853	23,583
Operating profit	$794	1,204	1,581	1,555	5,134
Income from continuing operations	$1,499	3,977	5,271	975	11,722
Discontinued operations, net	$—	—	—	—	—
Net income attributable to the Company	$1,618	4,149	5,455	1,493	12,715
Earnings per common share (a):
Income from continuing operations-
Basic	$0.15	0.41	0.55	0.10	1.22
Diluted	$0.15	0.41	0.55	0.10	1.22
Discontinued operations-
Basic	$0.00	0.00	0.00	0.00	—
Diluted	$0.00	0.00	0.00	0.00	—
Net income attributable to the Company-
Basic	$0.17	0.43	0.57	0.16	1.33
Diluted	$0.16	0.43	0.57	0.16	1.32
Market price per common share (b):
High	$52.03	46.35	43.80	46.75	52.03
Low	$31.00	38.33	39.12	40.00	31.00

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019	Total Fiscal Year 2019
Revenues	$5,714	6,363	5,883	5,796	23,756
Operating profit	$1,355	2,107	1,358	936	5,756
Income from continuing operations	$1,641	2,952	1,902	2,327	8,822
Discontinued operations, net	$86	6,776	(13)	7	6,856
Net income attributable to the Company	$1,898	9,825	2,001	2,453	16,177
Earnings per common share (a):
Income from continuing operations-
Basic	$0.16	0.30	0.19	0.24	0.89
Diluted	$0.16	0.30	0.19	0.24	0.89
Discontinued operations-
Basic	$0.01	0.68	0.00	0.00	0.69
Diluted	$0.01	0.68	0.00	0.00	0.69
Net income attributable to the Company-
Basic	$0.19	0.99	0.20	0.25	1.64
Diluted	$0.19	0.99	0.20	0.25	1.63
Market price per common share (b):
High	$53.78	55.77	54.02	53.70	55.77
Low	$45.75	46.30	47.71	47.50	45.75

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

Executive Overview

FRP Holdings, Inc. (“FRP” or the “Company”) is a holding company engaged in various real estate businesses, namely (i) mining royalty land ownership and leasing, (ii) land acquisition, entitlement and development primarily for future warehouse/office or residential building construction, (iii) ownership, leasing, and management of a residential apartment building, and (iv) warehouse/office building ownership, leasing and management.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. These properties comprised substantially all the assets of our Asset Management segment and constituted a major strategic shift for the Company and have been reclassified as discontinued operations for all periods presented.

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

Internal factors include administrative costs, success in leasing efforts and construction cost management.

Highlights of 2020.

•	Highest revenue total in Mining Royalties segment history.
•	Sold four properties for a total of $20.8 million and a gain on sale of $9.3 million.
•	Began construction on Half Street joint venture in Washington, DC and our two joint ventures in Greenville, SC
•	Completed construction on The Maren joint venture in Washington, DC and the residential portion of the building is 87.02% leased, and 82.44% occupied.
•	Finished shell construction and began lease-up on The Coda, the first building in our Bryant Street joint venture in Washington, DC.
•	Purchased 55 acres for future industrial development in Aberdeen, MD.

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

As of December 31, 2020, the Asset Management Segment owned three commercial properties in fee simple as follows:

1) 34 Loveton Circle in suburban Baltimore County, Maryland consists of one office building totaling 33,708 square feet which is 95.1% occupied (16% of the space is occupied by the Company for use as our Baltimore headquarters). The property is subject to commercial leases with various tenants.

2) 155 E. 21st Street in Duval County, Florida was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

3) Cranberry Run Business Park in Hartford County, Maryland consists of five office buildings totaling 268,010 square feet which are 87.6% occupied. The property is subject to commercial leases with various tenants.

Management focuses on several factors to measure our success on a comparative basis in this segment. The major factors we focus on are (1) net operating income growth, (2) growth in occupancy, (3) average annual occupancy rate (defined as the occupied square feet at the end of each month during a fiscal year divided by the number of months to date in that fiscal year as a percentage of the average number of square feet in the portfolio over that same time period), (4) tenant retention success rate (as a percentage of total square feet to be renewed), (5) building and refurbishing assets to meet Class A and Class B institutional grade classifications, and (6) reducing complexities and deferred capital expenditures to maximize sale price.

Mining Royalty Lands Segment.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (excluding the 4,280 acres owned by our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.  The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in these states as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the reserves on our property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount. We believe strongly in the potential for future growth in construction in Florida, Georgia, and Virginia which would positively benefit our profitability in this segment.  Our mining properties had estimated remaining reserves of 506 million tons as of December 31, 2020 after a total of 8.5 million tons were consumed in 2020.

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

Additionally, these locations provide us with opportunities for valuable “second lives” for these assets through proper land planning and entitlement.

Significant “2nd life” Mining Lands:

Location	Acreage	Status
Brooksville, Fl	4,280 +/-	Development of Regional of Impact and County Land Use and Master Zoning in place for 5,800 residential unit, mixed-use development
Ft. Myers, FL	1,907 +/-	Approval in place for 105, 1 acre, waterfront residential lots after mining completed.
Total	6,187 +/-

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

Development Segment – Warehouse/Office Land.

At December 31, 2020 this segment owned the following future development parcels:

1)	25 acres of horizontally developed land capable of supporting 226,750 square feet of warehouse, office, and flex buildings at Hollander 95 Business Park in Baltimore City, Maryland.
2)	55 acres of land that will be capable of supporting over 625,000 square feet of industrial product located at 1001 Old Philadelphia Road in Aberdeen, Maryland.

1001 Old Philadelphia Road: In November 2020, the Company purchased 55 acres in Aberdeen, Maryland adjacent to our Cranberry Run Business Park for $10.5 million. The project is undergoing a 12-month annexation process into the Town of Aberdeen with annexation expected in 2022. Upon annexation, the project will be entitled for industrial development capable of supporting over 625,000 square feet of industrial product.

We will continue to actively monitor these submarkets where we have lots ready for construction and take advantage of the opportunities presented to us. We will also look for new parcels to place into development.

We have three properties that were either spun-off to us from Florida Rock Industries in 1986 or acquired by us from unrelated third parties. These properties, as a result of our “highest and best use” studies, are being prepared for income generation through sale or joint venture with third parties, and in certain cases we are leasing these properties on an interim basis for an income stream while we wait for the development market to mature.

Significant Investment Lands Inventory:

Location	Approx. Acreage	Status	NBV
RiverFront on the Anacostia Phases III-IV	2.5	Conceptual design program ongoing	$6,087,000
Hampstead Trade Center, MD	73	Residential conceptual design program ongoing	$9,141,000
Square 664E, on the Anacostia River in DC	2	Under lease to Vulcan Materials as a concrete batch plant through 2026	$7,844,000
Total	77.5		$23,072,000

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

Square 664E, Washington, DC: This property sits on the Anacostia River at the base of South Capitol Street in an area named Buzzard Point, less than half a mile down river from our RiverFront on the Anacostia property. The Square 664E property consists of approximately two acres and is currently under lease to Vulcan Materials for use as a concrete batch plant. The initial term of the lease terminates on August 31, 2021, and Vulcan has exercised its option to renew for one additional period of five years. In July 2018, Audi Field, the home of the DC United professional soccer club, opened its doors to patrons in Buzzard Point. Under normal circumstances the 20,000-seat stadium hosts 17 home games each year in addition to other outdoor events. The stadium is separated from our property by 1800 Half Street, the property acquired in a joint venture between the Company and MRP in December 2019.

The third leg of our Development Segment consists of investments in joint venture for properties in development as described below:

Development Segment - Investments in Joint Ventures (in thousands):

	As of December 31, 2020					Total
	RiverFront	Bryant Street	DST Hickory	1800 Half St.	Greenville/	Apartment/
	Holdings II, LLC	Partnership	Creek	Partnership	Woodfield	Mixed Use

Investments in real estate, net	$105,737	173,560	45,379	37,452	42,668	$404,796
Cash and cash equivalents	2,626	111	1,202	14,011	3,554	21,504
Unrealized rents & receivables	13	58	775	2	0	848
Deferred costs	162	85	405	2,810	235	3,697
Total Assets	$108,538	173,814	47,761	54,275	46,457	$430,845

Secured notes payable	$64,982	72,471	29,291	0	1,776	$168,520
Other liabilities	4,189	22,952	107	1,953	4,774	33,975
Capital - FRP	34,667	58,559	4,894	37,466	15,963	151,549
Capital - Third Parties	4,700	19,832	13,469	14,856	23,944	76,801
Total Liabilities and Capital	$108,538	173,814	47,761	54,275	46,457	$430,845

	As of December 31, 2020
	Brooksville	BC FRP		Amber Ridge	Apartment/	Grand
	Quarry, LLC	Realty, LLC	Hyde Park	Loan	Mixed Use	Total

Investments in real estate, net.	$14,287	22,067	591	10,026	404,796	$451,767
Cash and cash equivalents	55	90	0	0	21,504	21,649
Unrealized rents & receivables	0	254	0	0	848	1,102
Deferred costs	5	336	0	0	3,697	4,038
Total Assets	$14,347	22,747	591	10,026	430,845	$478,556

Secured notes payable	$0	12,370	0	0	168,520	$180,890
Other liabilities	28	123	0	0	33,975	34,126
Capital - FRP	7,499	5,127	591	10,026	151,549	174,792
Capital - Third Parties	6,820	5,127	0	0	76,801	88,748
Total Liabilities and Capital	$14,347	22,747	591	10,026	430,845	$478,556

Brooksville Quarry, LLC. In 2006, the Company entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2032 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for the year ended December 31, 2020 includes a loss of $39,000 representing the Company’s portion of the loss of this joint venture (not including FRP’s royalty revenues).

BC Realty, LLC (Windlass Run). In March 2016, we entered into an agreement with a Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially called for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May 2016. Thereafter, the venture will jointly develop the combined properties into a multi-building business park to consist of approximately 329,000 square feet of single-story office space. The project will take place in several phases, with construction of the first phase, which includes two office buildings and two retail buildings totaling 100,030-square-feet (inclusive of 27,950 retail), commenced in the fourth quarter of 2017 and was completed in January 2019. At December 31, 2020 Phase I was 46.7% leased and 44.3% occupied, the subsequent phases will follow as each phase is stabilized. On September 28, 2017, BC FRP Realty, LLC obtained $17,250,000 of construction financing commitments for 4 buildings through September 15, 2022 from BB&T at 2.5% over Daily 1 Month LIBOR. The balance outstanding on these loans at December 31, 2020 was $12,127,000. Shell building construction of the two office buildings and two retail buildings in the first phase of the joint venture was completed in December 2018.

RiverFront Holdings II, LLC. On May 4, 2018, the Company and MRP Realty formed a Joint Venture to develop Phase II and closed on construction financing with Eagle Bank. Phase II on the Anacostia known as The Maren is a 250,000-

square-foot mixed-use development which supports 264 residential units and 6,937 square feet of retail. The Company has contributed its land with an agreed value of $16.3 million (cost basis of $4.6 million) and $6.2 million of cash. MRP contributed capital of $5.6 million to the joint venture including development costs paid prior to the formation of the joint venture and a $725,000 development fee. The Company further agreed to fund $13.75 million preferred equity financing at 7.5% interest rate all of which has been advanced. The loan from Eagle Bank allows draws of up to $71 million during construction at an interest rate of 3.25% over Daily 1 Month LIBOR. The loan is interest only and matures in 36 months with a 12-month extension assuming completion of construction and at least one occupancy. There is a provision for an additional 60 months extension with a 30-year amortization of principal at 2.15% over seven-year US Treasury Constant if NOI is sufficient for a 9% yield. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as MRP acts as the administrative agent of the joint venture and oversees and controls the day-to-day operations of the project. Construction began in April 2018, the building received its certificate of occupancy in September 2020, and stabilization (meaning 90% of the individual apartments are leased and occupied by third party tenants) is expected in early 2021.

Bryant Street Partnerships. On December 24, 2018 the Company and MRP Realty formed four partnerships to purchase and develop approximately five acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. This first phase is a mixed-use development which supports 487 residential units and 85,681 square feet of first floor and stand-alone retail on approximately five acres of the roughly 12-acre site. The Company contributed cash of $32 million in exchange for a 61.36% common equity in the partnership. The Company also contributed cash of $23 million as preferred equity financing at 8.0% interest rate. The Company records interest income for this loan and a loss in equity in joint ventures for our 61.36% equity in the partnership. On March 13, 2019 the partnerships closed on a construction loan with a group of lenders for up to $132 million at an interest rate of 2.25% over Daily 1 Month LIBOR. The loan matures March 13, 2023 with up to two extensions of one year each upon certain conditions including, for the first, a debt service coverage of at least 1.1 and a loan-to-value that does not exceed 65% and for the second, a debt service coverage of 1.25 and a maximum loan-to-value of 65%. The Company and MRP guaranteed $26 million of the loan in exchange for a 1% lower interest rate. The Company and MRP have a side agreement limiting the Company’s guarantee to its proportionate ownership. The value of the guarantee was calculated at $1.9 million based on the present value of the 1% interest savings over the anticipated 48-month term. This amount is included as part of the Company’s investment basis and is amortized to expense over the 48 months. The Company will evaluate the guarantee liability based upon the success of the project and assuming no payments are made under the guarantee the Company will have a gain for $1.9 million when the loan is paid in full. Borrower may prepay a portion of the unpaid principal to satisfy such tests. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as all the major decisions are shared equally. Construction began in February 2019, with substantial completion estimated in 3rd quarter 2021, and stabilization (meaning 88% of the individual apartments and retail are leased and occupied by third party tenants) in late 2022.

Hyde Park. On January 27, 2018 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Essexshire now known as “Hyde Park.” We have committed up to $3.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which a “waterfall” determines the split of proceeds from sale. Entitlements for the development of the property are complete, a homebuilder is under contract to purchase all of the 126 recorded building lots. The first phase of settlement occurred in May 2020, resulting in a $2.67 million principal and interest payment, with subsequent payments of $1.13 million in principal and interest payments in the third quarter.

Amber Ridge. On June 26, 2019 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Prince Georges County, Maryland known as “Amber Ridge.” We have committed up to $18.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which the Company is also entitled to a portion of proceeds from sale. This project will hold 187 single-family town homes. We are currently pursuing entitlements and have two homebuilders under contract to purchase all of the 187 units upon completion of infrastructure development.

1800 Half Street. On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia currently under lease by Vulcan and Audi Field, the home stadium of the DC United. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $37.3 million. The land was acquired in two pieces over the first half of 2020. On June 26, 2020 the partnership closed on a construction loan with Truist Bank for up to $74 million at an interest rate of 2.25% over Daily 1 Month LIBOR. The loan matures June 26, 2024 with one extension of two years requiring a .25% fee, paying principal monthly under a 30-year amortization schedule, and meeting a 9.9% debt yield after the first year. The ten-story structure will have 344 apartments and 11,246 square feet of ground floor retail. We began construction at the end of August 2020 and expect the building to be complete in the third quarter of 2022. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as all major decisions are shared equally.

Greenville Partnerships. On December 23, 2019 the Company and Woodfield Development formed a joint venture to develop a mixed-use project in Greenville SC known as ..408 Jackson located across the street from Greenville’s minor league baseball stadium. The project will hold 227 multifamily units and 4,700 square feet of retail space. It is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $9.7 million in exchange for a 40% common equity in the joint venture. On April 28, 2020 the partnership closed on a construction loan with First National Bank of Pennsylvania for up to $36 million at an interest rate of 2.00% over Daily 1 Month LIBOR.  The loan matures on April 28, 2025 and the payment terms are interest only through April 28, 2024 and fixed principal payments of $17,765 plus interest through April 28, 2025 when all unpaid principal is due. There is an option of one extension of two years requiring a .1% fee, maintaining a 1.20 to 1 Debt Service Coverage Ratio, the Loan is free from outstanding default events and the appraisal value is 60% of the loan amount. If extension is accepted principal payments of $17,765 plus interest will continue until maturity when all unpaid principal is due. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members. Construction began in May 2020 and should be complete in the third quarter of 2022.

On December 23, 2019 the Company and Woodfield formed a joint venture to develop a 200-unit multifamily apartment project located at 1430 Hampton Avenue, Greenville, SC. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed $6.2 million in exchange for a 40% common equity in the joint venture. On February 14, 2020, Woodfield Riverside OZB, LLC closed on a construction loan with Truist Bank for up to $22.8 million at an interest rate of 2.25% over Daily 1 Month LIBOR. When the Certificate of Occupancy is received, the interest rate reduces to 2.05% over Daily 1 Month LIBOR.  The loan matures February 10, 2024 with two 1 year extension options after initial 48 month term amortizing payments over 30 years, and meeting Debt Service Coverage Ratio of not less than 1.25 to 1.0. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members. Construction began in February 2020 and should be complete in the third quarter of 2021.

Stabilized Joint Venture Segment.

Currently the segment includes two stabilized joint ventures which own, lease and manage buildings. These assets create revenue and cash flows through tenant rental payments, and reimbursements for building operating costs. The major cash outlays incurred in this segment are for property taxes, full service maintenance, property management, utilities and marketing.

Dock 79. This first phase of our RiverFront on The Anacostia project is a joint venture owned by the Company (66%) and our partner, MRP Realty (34%) and is a 305-unit residential apartment building with approximately 18,000 sq. ft. of first floor retail space. For financial reporting purposes the Company consolidates this venture as it is considered the primary beneficiary of the Variable Interest Entity. As of December 31, 2020, the residential units were 95.73% occupied and 94.10% leased, while retail units are 76% leased with just one space remaining.

DST Hickory Creek. In July 2019, the Company invested $6 million in 1031 proceeds from two sales in 2019 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek Apartments, DST. The Company is 26.649%

beneficial owner and receives monthly distributions. The DST owns a 294-unit garden-style apartment community consisting of 19 three-story apartment buildings containing 273,940 rentable square feet. The property was constructed in 1984 and substantially renovated in 2016. The property is located in Henrico County, providing residents convenient access to some of the largest employment and economic drivers in metro Richmond, including ten Fortune 1,000 companies. The project is a qualified 1031 like-kind exchange investment and will defer $790,000 in taxes associated with last year’s asset sales of 7030 Dorsey Road and 1502 Quarry Drive. The Company’s equity interest in the trust is accounted for under the cost method because we don’t have significant influence over the operating and financial policies. Monthly distributions are recorded as equity in loss of joint ventures.

COMPARATIVE RESULTS OF OPERATIONS

Consolidated Results

(dollars in thousands)	Twelve Months Ended December 31,
	2020	2019	Change	%
Revenues:
Lease revenue	$14,106	$14,318	$(212)	-1.5%
Mining lands lease revenue	9,477	9,438	39	0.4%
Total Revenues	23,583	23,756	(173)	-0.7%

Cost of operations:
Depreciation/Depletion/Amortization	5,828	5,855	(27)	-0.5%
Operating Expenses	3,333	4,134	(801)	-19.4%
Property Taxes	2,826	2,941	(115)	-3.9%
Management Company indirect	2,951	2,514	437	17.4%
Corporate Expense	3,511	2,556	955	37.4%
Total cost of operations	18,449	18,000	449	2.5%

Total operating profit	5,134	5,756	(622)	-10.8%

Net investment income, including realized gains of $298 and $949	7,415	8,375	(960)	-11.5%
Interest Expense	(1,100)	(1,054)	(46)	4.4%
Equity in loss of joint ventures	(5,690)	(1,954)	(3,736)	191.2%
Gain on sale of real estate	9,170	661	8,509	1287.3%

Income before income taxes	14,929	11,784	3,145	26.7%
Provision for income taxes	3,207	2,962	245	8.3%
Income from continuing operations	11,722	8,822	2,900	32.9%

Income from discontinued operations, net	—	6,856	(6,856)	-100.0%

Net income	11,722	15,678	(3,956)	-25.2%
Loss attributable to noncontrolling interest	(993)	(499)	(494)	99.0%

Net income attributable to the Company	$12,715	$16,177	$(3,462)	-21.4%

Net income for 2020 was $12,715,000 or $1.32 per share versus $16,177,000 or $1.63 per share in the same period last year. Income from discontinued operations for 2019 was $6,856,000 or $.69 per share. Income from continuing operations increased $2,900,000 or 33% and was impacted by the following items:

  Operating expense includes a $250,000 credit for settlement of environmental claims on our Anacostia property while related professional fees decreased $161,000.
  Corporate expense stock compensation of $1,372,000 compared to $232,000 in the same period last year due the timing of stock grants.
  Loss on joint ventures increased $3,736,000. This is primarily due to $3,036,000 increased loss at the Maren and a $1,557,000 increased loss at Bryant Street. Included in this loss is:
  $1,946,000 depreciation at the Maren
  $189,000 accelerated deferred loan fees at the Maren in anticipation of early refinancing in 2021
  $702,000 for our share of preferred interest in Bryant Street
  $511,000 loss on phase 1 of Bryant Street due to completion of construction of the first building as well and lease-up efforts during the quarter
  $254,000 of interest income in 2019 prior to the funds being deployed
  This loss was partially offset by improved results at our Windlass Run joint venture of $384,000, and increase in Hickory Creek distributions of $216,000 and $255,000 interest income generated in our opportunity zone investments prior to the funds being deployed.
  Gain on sale of $9,170,000 compared to $661,000 in the same period last year primarily due to the sale of the three remaining lots at our Lakeside Business Park, 1801 62nd Street, Gulf Hammock, and 87 acres from our Ft. Myers property.

  Provision for income taxes was favorably impacted by $1,100,000 due to a carryback of our 2020 tax net operating loss to fiscal 2016 when the federal tax rate was 35%.

Asset Management Segment Results

	Twelve months ended December 31
(dollars in thousands)	2020	%	2019	%	Change	%

Lease revenue	$2,747	100.0%	2,190	100.0%	557	25.4%

Depreciation, depletion and amortization	652	23.7%	708	32.3%	(56)	-7.9%
Operating expenses	430	15.7%	650	29.7%	(220)	-33.8%
Property taxes	124	4.5%	286	13.0%	(162)	-56.6%
Management company indirect	634	23.1%	350	16.0%	284	81.1%
Corporate expense	909	33.1%	646	29.5%	263	40.7%

Cost of operations	2,749	100.1%	2,640	120.5%	109	4.1%

Operating profit	$(2)	-0.1%	(450)	-20.5%	448	-99.6%

Most of the Asset Management Segment was reclassified to discontinued operations leaving two commercial properties as well as Cranberry Run Business Park, which we purchased in the first quarter of 2019, and 1801 62nd Street which joined this segment on April 1 of 2019, but was sold in July 2020. Cranberry Run Business Park is a five-building industrial park in Harford County, MD totaling 268,010 square feet of industrial/ flex space and at quarter end was 87.6% leased and occupied. Total revenues in this segment were $2,747,000, up $557,000 or 25.4%, over the same period last year. Operating loss was ($2,000), down $448,000 from an operating loss of ($450,000) in the same period last year. This improvement is primarily due to profits at 1801 62nd Street this year prior to its sale compared to losses during lease-up in the prior year as well as improved leasing and occupancy at Cranberry Run Business Park, partially offset by higher allocation of corporate expenses.

Mining Royalty Lands Segment Results

	Twelve months ended December 31
(dollars in thousands)	2020	%	2019	%	Change	%

Mining lands lease revenue	$9,477	100.0%	9,438	100.0%	39	0.4%

Depreciation, depletion and amortization	218	2.3%	177	1.9%	41	23.2%
Operating expenses	74	0.8%	99	1.0%	(25)	-25.3%
Property taxes	267	2.8%	271	2.9%	(4)	-1.5%
Management company indirect	289	3.1%	201	2.1%	88	43.8%
Corporate expense	288	3.0%	169	1.8%	119	70.4%

Cost of operations	1,136	12.0%	917	9.7%	219	23.9%

Operating profit	$8,341	88.0%	8,521	90.3%	(180)	-2.1%

Total revenues in this segment were $9,477,000 versus $9,438,000 in the same period last year. Total operating profit in this segment was $8,341,000, a decrease of $180,000 versus $8,521,000 in the same period last year. The primary reason for this decrease is an increase in overall corporate expenses as well as the allocation of these expenses due to discontinued operations.

Development Segment Results

	Twelve months ended December 31
(dollars in thousands)	2020	2019	Change

Lease revenue	$1,152	1,164	(12)

Depreciation, depletion and amortization	214	214	—
Operating expenses	319	768	(449)
Property taxes	1,375	1,226	149
Management company indirect	1,820	1,773	47
Corporate expense	2,108	1,581	527

Cost of operations	5,836	5,562	274

Operating loss	$(4,684)	(4,398)	(286)

Equity in loss of Joint Venture	(5,990)	(2,035)	(3,955)
Gain on sale of real estate	1,877	—	1,877
Interest earned	4,133	2,337	1,796

Loss from continuing operations before income taxes	$(4,664)	(4,096)	(568)

The Development segment is responsible for (i) seeking out and identifying opportunistic purchases of income producing warehouse/office buildings, and (ii) developing our non-income producing properties into income production.

With respect to ongoing projects:

  We are in the PUD entitlement process for our 118-acre tract in Hampstead, Maryland, now known as “Hampstead Overlook.”  Hampstead Overlook received Concept Plan approval from the Town of Hampstead for 164 single and 91 town home residential units in February 2020, and the project is currently under Preliminary Plan review with the governing agencies.
  Last quarter we received permit entitlements for two industrial buildings at Hollander Business Park totaling 145,750 square feet.  We have started construction and anticipate shell completion in the third quarter of 2021.
  We finished shell building construction in December 2018 on the two office buildings in the first phase of our joint venture with St. John Properties.  Shell building construction of the two retail buildings was completed in January 2019. We are now in the process of leasing these four single-story buildings totaling 100,030 square feet of office and retail space.  At quarter end, Phase I was 46.7% leased and 44.3% occupied.
  We are the principal capital source of a residential development venture in Baltimore County, Maryland known as “Hyde Park.”  We have committed up to $3.5 million in exchange for an interest rate of 10%. Additional proceeds and interest payments above a 20% preferred return on capital determine a split of profits.  Entitlements for the development of the property are complete, and a homebuilder is under contract to purchase all the 126 recorded building lots.  The first phase of settlement occurred in May 2020, resulting in a $2.67 million principal and interest payment, with subsequent payments of $1.13 million in principal and interest payments in the third quarter. Currently all principal and $322,605 in accrued interest has been repaid.
  We are the principal capital source of a residential development venture in Prince George’s County, Maryland known as “Amber Ridge.”  We have committed up to $18.5 million in exchange for an interest rate of 10%. Additional proceeds and interest payments above a 20% preferred return on capital determine a split of profits.  Amber Ridge will hold 187 town homes.  We are currently pursuing entitlements, mass grading the site, and have two homebuilders under contract to purchase all 187 units upon completion of development infrastructure.

  In April 2018, we began construction on Phase II of our RiverFront on the Anacostia project, now known as “The Maren”, a 14-story project with 264 residential units and 6,937 net leasable square feet of ground floor retail. Lease-up commenced in earnest in the second week of March 2020, and the building received its final certificate of occupancy at the end of September 2020.  At the end of the quarter, the Maren’s residential units were 87.02% leased, and 82.44% occupied and the retail was 76% leased whose rent commences no later than June.
  In December 2018, the Company entered into a joint venture agreement with MidAtlantic Realty Partners (MRP) for the development of the first phase of a multifamily, mixed-use development in northeast Washington, DC known as “Bryant Street.”  The project is comprised of four buildings, with 487 units and 85,681 net leasable square feet of retail.  FRP contributed $32 million in common equity and another $23 million in preferred equity to the joint venture.  Construction began in February 2019 and as of the end of the quarter was 92% complete.  Bryant Street is currently on time, within budget, and expected to be complete in the fourth quarter of 2021. The Coda, the first of our four buildings at Bryant Street received a temporary certificate of occupancy in December, and leasing efforts are under way.  This project is located in an opportunity zone and has allowed the Company to defer $14.9 million in taxes associated with the sale of our industrial assets.
  In December 2019, the Company entered into a joint venture agreement with MRP for the development of a mixed-use project known as “1800 Half Street.”  The development is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren.  It lies directly between our two acres on the Anacostia, currently under lease by Vulcan, and Audi Field, the home stadium of the DC United. The 10-story structure will have 344 apartments and 11,246 square feet of ground floor retail.  FRP contributed $37.3 million in common equity.  The project is a qualified opportunity zone investment and will defer just over $10 million in taxes associated with the sale of our industrial assets.  In June 2020, we closed on a $74 million construction loan. We began construction at the end of August 2020 and expect the building to be complete in the third quarter of 2022.
  In December 2019, the company entered into two joint ventures in Greenville, SC with a new partner, Woodfield Development.  Woodfield specializes in Class-A multi-family, mixed use developments primarily in the Carolinas and DC.  Our first joint venture with them is a 200-unit multifamily project known as “Riverside.”  FRP contributed $6.2 million in common equity for a 40% ownership interest.  Construction began in February 2020 and should be complete in the third quarter of 2021.  The second joint venture in Greenville with Woodfield is a 227-unit multifamily development known as “.408 Jackson.”  It will have 4,700 square feet of retail and is located across the street from Greenville’s minor league baseball stadium.  FRP contributed $9.7 million in common equity for a 40% ownership interest.  Construction began in May 2020 and should be complete in the third quarter of 2022.  Both projects are qualified opportunity investments and will defer a combined $4.3 million in taxes.
  In November 2020, the Company purchased 55 acres in Aberdeen, Maryland adjacent to our Cranberry Run Business Park for $10.5 million. The project is undergoing a 12-month annexation process into the Town of Aberdeen with annexation expected in 2022. Upon annexation, the project will be entitled for industrial development capable of supporting over 625,000 square feet of industrial product.  The acquisition was a part of 1031 exchange from the sale proceeds of 1801 62nd street which deferred $3.8 million in taxable gain. This will expand our land bank and allow the Company to continue its industrial development program after we finish developing our remaining inventory at Hollander Business Park.

Stabilized Joint Venture Segment Results

	Twelve months ended December 31
(dollars in thousands)	2020	%	2019	%	Change	%

Lease revenue	$10,207	100.0%	10,964	100.0%	(757)	-6.9%

Depreciation, depletion and amortization	4,744	46.5%	4,756	43.4%	(12)	-0.3%
Operating expenses	2,510	24.6%	2,617	23.9%	(107)	-4.1%
Property taxes	1,060	10.4%	1,158	10.6%	(98)	-8.5%
Management company indirect	208	2.0%	190	1.7%	18	9.5%
Corporate expense	206	2.0%	160	1.4%	46	28.8%

Cost of operations	8,728	85.5%	8,881	81.0%	(153)	-1.7%

Operating profit	$1,479	14.5%	2,083	19.0%	(604)	-29.0%
21

Dock 79’s average residential occupancy for 2020 was 93.13%, and at the end of the year, Dock 79’s residential units were 94.10% leased and 95.73% occupied. Through 2020, 57.14% of expiring leases renewed with an average increase in rent on those renewals of 0.31% due to the mandated rent freeze on renewals that went into effect in March. Net Operating Income for this segment was $6,652,000, down $515,000 or 7.2% compared to the same period last year. Dock 79 is a joint venture between the Company and MRP, in which FRP Holdings, Inc. is the majority partner with 66% ownership.

Distributions for Hickory Creek were $339,000 in 2020. The project is a qualified 1031 like-kind exchange investment in a Delaware Statutory Trust of which the Company is a 26.659% beneficial owner.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company’s businesses requires significant cash needs to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of December 31, 2020, we had $73,909,000 of cash and cash equivalents along with $75,609,000 of investments available for sale. As of December 31, 2020, we had no debt borrowed under our $20 million Wells Fargo revolver, $448,000 outstanding under letters of credit and $19,552,000 available to borrow under the revolver. In November 2017, we secured $90 million in permanent financing for Dock 79 from EagleBank, the proceeds of which were used to pay off $79 million of construction and mezzanine debt. The remainder was distributed pari passu between the Company and our partners.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years ended December 31,
	2020	2019	2018
Total cash provided by (used for):
Operating activities	18,613	47,023	(37,186)
Investing activities	50,527	(33,819)	90,945
Financing activities	(21,838)	(9,144)	(35,736)
Increase in cash and cash equivalents	47,302	4,060	18,023

Outstanding debt at the beginning of the period	88,925	88,789	118,317
Outstanding debt at the end of the period	89,964	88,925	88,789

Operating Activities - Net cash provided by operating activities in 2020 was $18,613,000 versus cash used for operating activities of $47,023,000 in the same period last year. Net cash used in operating activities of discontinued operations was $1,742,000 in the prior year. Net cash provided by operating activities of continuing operations was lower primarily due to the prior year deferral of income taxes related to a 1031 exchange on the sales of 1502 Quarry Drive and 7020 Dorsey Road and the prior year placement of $50 million in two opportunity zone funds.

Current income tax expense in 2019 included an $13,797,000 provision to return adjustment related to the deferral of current federal and state taxes due in connection with $50 million additional Opportunity Zone investment funds invested in June of 2019 but applied to the 2018 returns. In addition, 2019 included an additional deferral reduction of $4,213,000 of current state taxes related to the $55 million Opportunity Zone investment in December of 2018 which were deferred rather than our prior 2018 tax position that the state taxes would not conform to the federal treatment. The aggregate of the provision to return adjustments in 2019 of $18 million offset current tax provision of $2 million absent these adjustments for a net current tax benefit of $16 million. As of December 31, 2020 the company has deferred taxes of approximately $31 million associated with $112 million of gains on sales reinvested through Opportunity Zone investments. These taxes are deferred until the earlier of the sale of the related investments or December 31, 2026 and 10% of gains are excluded from tax once the investments are held five years plus an additional 5% is excluded at seven years.

Net cash used for operating activities in 2019 was $47,023,000 versus cash used for operating activities of $37,186,000 in 2018. Net cash used in operating activities of discontinued operations in 2019 was $1,742,000. Net cash provided by operating activities of continuing operations was higher primarily due to the deferral of income taxes related to a 1031 exchange on the sales of 1502 Quarry Drive and 7020 Dorsey Road and the placement of $50 million in two opportunity zone funds.

Investing Activities – Net cash provided by investing activities in 2020 was $50,527,000 versus cash used in investing activities of $33,819,000 in 2019. The increase was due primarily to the proceeds on the sale of investments available for sale offset by the purchase of investments available for sale, the proceeds from the sale of the three remaining lots at our Lakeside Business Park, 1801 62nd Street, Gulf Hammock, and 87 acres form our Ft. Myers property, offset by the purchase of property at 1001 Old Philadelphia Road.

Net cash used in investing activities in 2019 was $33,819,000 versus cash provided by investing activities of $90,945,000 in 2018. The decrease was due primarily to the proceeds on the sale of investments available for sale offset by the purchase of investments available for sale, and the acquisition of Cranberry Run Business Park.

At December 31, 2020 the Company was invested in 32 corporate bonds with individual maturities ranging from 2021 through 2022. The unrealized gain on these bonds of $677,000 was recorded as part of comprehensive income and was based on the estimated market value by National Financial Services, LLC (“NFS”) obtained from sources that may include pricing vendors, broker/dealers who clear through NFS and/or other sources (Level 2). The Company recorded a realized gain of $298,000 in its net investment income related to bonds that were sold in 2020.

Financing Activities – Net cash required by financing activities was $21,838,000 versus $9,144,000 in the same period last year primarily due to the increased purchase of company stock in 2020.

Net cash required by financing activities in 2019 was $9,144,000 versus $35,736,000 in 2018 primarily due to the payoff of mortgage loans related to the buildings sold in the prior year.

Credit Facilities - On February 6, 2019, the Company entered into a First Amendment to the 2015 Credit Agreement (the “Credit Agreement”) with Wells Fargo Bank, N.A. (“Wells Fargo”). The Credit Agreement establishes a five-year revolving credit facility with a maximum facility amount of $20 million. The interest rate under the Credit Agreement will be a maximum of 1.50% over Daily 1 Month LIBOR, which may be reduced quarterly to 1.25% or 1.0% over Daily 1 Month LIBOR if the Company meets a specified ratio of consolidated debt to consolidated total capital, which excludes FRP Riverfront. A commitment fee of 0.25% per annum is payable quarterly on the unused portion of the commitment but the amount may be reduced to 0.20% or 0.15% if the Company meets a specified ratio of consolidated total debt to consolidated total capital. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants. As of December 31, 2020, there was no debt outstanding on this revolver, $448,000 outstanding under letters of credit and $19,552,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The letter of credit fee is 1% and applicable interest rate would have been 1.14675% on December 31, 2020. The Credit Agreement contains certain conditions and financial covenants, including a minimum tangible net worth and dividend restriction. As of December 31, 2020, these covenants would have limited our ability to pay dividends to a maximum of $228 million in the aggregate. The Company was in compliance with all covenants as of December 31, 2020.

On November 17, 2017, Riverfront Holdings I, LLC (our Dock 79 joint venture) refinanced the Dock 79 project pursuant to a loan agreement and deed of trust note entered into with EagleBank , pursuant to which we borrowed a principal sum of $90,000,000. The loan is secured by the Dock 79 real property and improvements, bears a fixed interest rate of 4.125% per annum, and has a term of 120 months. During the first 48 months of the loan term, we made monthly payments of interest only, and we currently make monthly payments of principal and interest in equal installments based upon a 30-year amortization period. The loan is a non-recourse loan. However, all amounts due under the loan documents will become immediately due upon an event of default by the joint venture, such events including, without limitation, joint venture's (i) failure to: pay, permit inspections or observe covenants under the loan documents, (ii) breach of representations made under the loan documents (iii) voluntary or involuntary bankruptcy, and (iv) dissolution, or the dissolution of the guarantor. MidAtlantic Realty Partners, LLC, an affiliate of MRP, executed a carve-out guaranty in connection with the loan.

Cash Requirements – The Company expended capital of $29,859,000 during 2020 for real estate development including investments in joint ventures. These capital expenditures were funded from cash and investments on hand, cash generated from operations and property sales, or borrowings under our credit facilities.

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

Net Operating Income Reconciliation
Twelve months ended 12/31/20 (in thousands)
			Stabilized
	Asset		Joint	Mining	Unallocated	FRP
	Management	Development	Venture	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Segment	Expenses	Totals
Income (loss) from continuing operations	2,944	(3,725)	413	9,508	2,582	11,722
Income Tax Allocation	743	(939)	354	2,398	651	3,207
Income (loss) from continuing operations before income taxes	3,687	(4,664)	767	11,906	3,233	14,929

Less:
Equity in profit of Joint Ventures	—	—	339	—	—	339
Gains on sale of buildings	3,689	1,877	—	3,604	—	9,170
Unrealized rents	153	—	—	235	—	388
Interest income	—	4,133	—	—	3,282	7,415
Plus:
Unrealized rents	—	—	15	—	—	15
Equity in loss of Joint Venture	—	5,990	—	39	—	6,029
Interest Expense	—	—	1,051	—	49	1,100
Depreciation/Amortization	652	214	4,744	218	—	5,828
Management Co. Indirect	634	1,820	208	289	—	2,951
Allocated Corporate Expenses	909	2,108	206	288	—	3,511

Net Operating Income (loss)	2,040	(542)	6,652	8,901	—	17,051
Net Operating Income Reconciliation
Twelve months ended 12/31/19 (in thousands)
			Stabilized
	Asset		Joint	Mining	Unallocated	FRP
	Management	Development	Venture	Royalties	Corporate	Holdings
	Segment	Segment	Segment	Segment	Expenses	Totals
Income (loss) from continuing operations	63	(2,988)	736	6,277	4,734	8,822
Income Tax Allocation	23	(1,108)	458	2,327	1,262	2,962
Income (loss) from continuing operations before income taxes	86	(4,096)	1,194	8,604	5,996	11,784

Less:
Gains on sale of buildings	536	—	—	125	—	661
Unrealized rents	5	—	22	—	—	27
Interest income	—	2,337	—	—	6,038	8,375
Equity in gain of Joint Venture	—	—	123	—	—	123
Plus:
Unrealized rents	—	—	—	123	—	123
Equity in loss of Joint Venture	—	2,035	—	42	—	2,077
Interest Expense	—	—	1,012	—	42	1,054
Depreciation/Amortization	708	214	4,756	177	—	5,855
Management Co. Indirect	350	1,773	190	201	—	2,514
Allocated Corporate Expenses	646	1,581	160	169	—	2,556

Net Operating Income (loss)	1,249	(830)	7,167	9,191	—	16,777

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

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at December 31, 2020, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

INFLATION

Most of the Company’s operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. Substantially all of the Company’s royalty agreements are based on a percentage of the sales price of the related mined items. Minimum royalties and substantially all lease agreements provide escalation provisions.

CONSOLIDATED STATEMENTS OF INCOME – Years ended December 31

(in thousands, except per share amounts)

	Years Ended December 31,
	2020	2019	2018
Revenues:
Lease revenue	$14,106	14,318	13,883
Mining Royalty and rents	9,477	9,438	8,139
Total Revenues	23,583	23,756	22,022

Cost of operations:
Depreciation, depletion and amortization	5,828	5,855	7,898
Operating expenses	3,333	4,134	4,285
Environmental remediation recovery	—	—	(465)
Property taxes	2,826	2,941	2,625
Management company indirect	2,951	2,514	1,765
Corporate expenses (Note 3 Related Party)	3,511	2,556	3,952
Total cost of operations	18,449	18,000	20,060

Total operating profit	5,134	5,756	1,962

Net investment income, including realized gains (losses) of $298, $949, and ($1,195), respectively	7,415	8,375	2,672
Interest expense	(1,100)	(1,054)	(3,103)
Equity in loss of joint ventures	(5,690)	(1,954)	(88)
Gain on sale of real estate	9,170	661	40

Income from continuing operations before income taxes	14,929	11,784	1,483
Provision for income taxes	3,207	2,962	524
Income from continuing operations	11,722	8,822	959

Income from discontinued operations, net of tax	—	6,856	122,129

Net income	11,722	15,678	123,088
Loss attributable to noncontrolling interest	(993)	(499)	(1,384)

Net income attributable to the Company	$12,715	16,177	124,472

Earnings per common share:
Income from continuing operations-
Basic	$1.22	0.89	0.10
Diluted	$1.22	0.89	0.09
Discontinued operations-
Basic	$—	0.69	12.16
Diluted	$—	0.69	12.09
Net Income-
Basic	$1.33	1.64	12.40
Diluted	$1.32	1.63	12.32

Number of shares (in thousands) used in computing:
-basic earnings per common share	9,580	9,883	10,040
-diluted earnings per common share	9,609	9,926	10,105

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – Years ended December 31

(In thousands)

	Years Ended December 31,
	2020	2019	2018
Revenues:
Net income	$11,722	15,678	123,088
Other comprehensive income (loss) net of tax:
Unrealized gain (loss) on investments available for sale,
net of income tax effect of ($145), $602, and ($275)	(391)	1,624	(739)
Minimum pension liability, net of income tax effect of $53, $0 and $0	143	—	—
Comprehensive income	11,474	17,302	122,349

Less comp. income attributable to noncontrolling interest	(993)	(499)	(1,384)

Comprehensive income attributable to the Company	$12,467	17,801	123,733

See accompanying notes.

CONSOLIDATED BALANCE SHEETS – As of December 31

(In thousands, except share data)

	December 31	December 31
Assets:	2020	2019
Real estate investments at cost:
Land	$91,744	84,383
Buildings and improvements	141,241	147,019
Projects under construction	4,879	1,056
Total investments in properties	237,864	232,458
Less accumulated depreciation and depletion	34,724	30,271
Net investments in properties	203,140	202,187

Real estate held for investment, at cost	9,151	8,380
Investments in joint ventures	167,071	160,452
Net real estate investments	379,362	371,019

Cash and cash equivalents	73,909	26,607
Cash held in escrow	196	186
Accounts receivable, net	923	546
Investments available for sale at fair value	75,609	137,867
Federal and state income taxes receivable	4,621	—
Unrealized rents	531	554
Deferred costs	707	890
Other assets	502	479
Total assets	$536,360	538,148

Liabilities:
Secured notes payable	$89,964	88,925
Accounts payable and accrued liabilities	3,635	2,431
Other liabilities	1,886	1,978
Deferred revenue	542	790
Federal and state income taxes payable	—	504
Deferred income taxes	56,106	50,111
Deferred compensation	1,242	1,436
Tenant security deposits	332	328
Total liabilities	153,707	146,503

Commitments and contingencies

Equity:
Common stock, $.10 par value 25,000,000 shares authorized, 9,363,717 and 9,817,429 shares issued and outstanding, respectively	936	982
Capital in excess of par value	56,279	57,705
Retained earnings	309,764	315,278
Accumulated other comprehensive income, net	675	923
Total shareholders’ equity	367,654	374,888
Noncontrolling interest MRP	14,999	16,757
Total equity	382,653	391,645
Total liabilities and shareholders’ equity	$536,360	538,148

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS – Years ended December 31

(In thousands)

	2020	2019	2018
Cash flows from operating activities:
Net income	$11,722	15,678	123,088
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Income from discontinued operations, net	—	(6,856)	(122,129)
Depreciation, depletion and amortization	6,050	6,158	8,209
Deferred income taxes	5,995	22,130	1,999
Equity in loss of joint ventures	5,690	1,954	88
Gain on sale of equipment and property	(9,184)	(674)	(82)
Stock-based compensation	1,372	232	1,662
Realized (gain) loss on available for sale investments	(298)	(949)	1,195
Deferred debt issuance cost write-off	902	—	—
Net changes in operating assets and liabilities:
Accounts receivable	(377)	18	51
Deferred costs and other assets	27	(1,072)	(234)
Accounts payable and accrued liabilities	956	(350)	1,384
Income taxes payable and receivable	(5,125)	10,358	(6,892)
Other long-term liabilities	883	2,138	(1,945)
Net cash provided by operating activities of continuing operations	18,613	48,765	6,394
Net cash used in operating activities of discontinued operations	—	(1,742)	(43,580)
Net cash provided by (used in) operating activities	18,613	47,023	(37,186)

Cash flows from investing activities:
Investments in properties	(17,544)	(10,434)	(7,294)
Investments in joint ventures	(12,315)	(73,529)	(71,007)
Purchases of investments available for sale	(24,584)	(86,261)	(446,974)
Proceeds from sales of investments available for sale	85,735	116,434	279,553
Cash held in escrow	(10)	16	131
Proceeds from sale of assets	19,245	8,422	447
Net cash provided by (used in) investment activities of continuing operations	50,527	(45,352)	(245,144)
Net cash provided by investing activities of discontinued operations	—	11,533	336,089
Net cash provided by (used in) investing activities	50,527	(33,819)	90,945

Cash flows from financing activities:
Distribution to noncontrolling interest	(765)	(1,392)	(1,020)
Repayment of long-term debt	—	—	(1,552)
Repurchase of company stock	(21,312)	(8,210)	(5,733)
Exercise of employee stock options	239	458	1,415
Net cash used in financing activities of continuing operations	(21,838)	(9,144)	(6,890)
Net cash used in financing activities of discontinued operations	—	—	(28,846)
Net cash used in financing activities	(21,838)	(9,144)	(35,736)

Net increase in cash and cash equivalents	47,302	4,060	18,023
Cash and cash equivalents at beginning of year	26,607	22,547	4,524
Cash and cash equivalents at end of the year	$73,909	26,607	22,547
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$960	914	2,851
Income taxes (refunded) paid	$2,244	(26,380)	50,427

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share amounts)

					Accumu-
					lated
					Other
					Compre-	Total
			Capital in		hensive	Share	Non-
	Common Stock		Excess of	Retained	Income, net	Holders’	Controlling	Total
	Shares	Amount	Par Value	Earnings	of tax	Equity	Interest	Equity
Balance at January 1, 2018	10,014,667	$1,001	55,636	186,855	38	243,530	21,052	264,582

Exercise of stock options	56,232	6	1,409			1,415		1,415
Stock option compensation			607			607		607
Shares granted to Directors	20,092	2	1,053			1,055		1,055
Shares purchased and cancelled	(121,817)	(12)	(701)	(5,020)		(5,733)		(5,733)
Net income				124,472		124,472	(1,384)	123,088
Distributions to partners							(1,020)	(1,020)
Unrealized loss on investment, net					(739)	(739)		(739)

Balance at December 31, 2018	9,969,174	$997	$58,004	$306,307	$(701)	$364,607	$18,648	$383,255

Exercise of stock options	15,034	2	456			458		458
Stock option compensation			112			112		112
Shares granted to Employee	1,012		50			50		50
Shares granted to Directors	1,460		70			70		70
Shares purchased and cancelled	(169,251)	(17)	(987)	(7,206)		(8,210)		(8,210)
Net income				16,177		16,177	(499)	15,678
Distributions to partners							(1,392)	(1,392)
Unrealized gain on investment, net					1,624	1,624		1,624

Balance at December 31, 2019	9,817,429	$982	$57,705	$315,278	$923	$374,888	$16,757	$391,645

Exercise of stock options	12,415	1	238			239		239
Stock option grant compensation			92			92		92
Restricted stock compensation			250			250		250
Shares granted to Employee	11,448	1	529			530		530
Shares granted to Directors	12,050	1	499			500		500
Restricted stock award	20,520	2	(2)
Shares purchased and cancelled	(510,145)	(51)	(3,032)	(18,229)		(21,312)		(21,312)
Net income				12,715		12,715	(993)	11,722
Distributions to partners							(765)	(765)
Minimum pension liability, net					143	143		143
Unrealized loss on investment, net					(391)	(391)		(391)

Balance at December 31, 2020	9,363,717	$936	$56,279	$309,764	$675	$367,654	$14,999	$382,653

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

FRP Holdings, Inc. was incorporated on April 22, 2014 in connection with a corporate reorganization that preceded the Spin-off of Patriot Transportation Holding, Inc. The Company’s predecessor issuer was formed on July 20, 1998. The business of the Company is conducted through our wholly-owned subsidiaries FRP Development Corp., a Maryland corporation (“Development”) and Florida Rock Properties, Inc., a Florida corporation (“Properties”), and the various subsidiaries of each.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. This resulted in the disposition of all of the Company’s industrial flex/office warehouse properties prior to the sale date and constituted a major strategic shift and as a result, these properties have been reclassified as discontinued operations for all periods presented. The Asset Management segment currently contains three commercial properties.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company inclusive of our operating real estate subsidiaries, Development and Properties, and all wholly-owned or controlled entities. Our investments in real estate partnerships which are conducted through limited liability corporations (“LLC”) are also referred to as joint ventures. Investments in real estate joint ventures not controlled by the Company are accounted for under the equity or cost method of accounting as appropriate (See Note 2). All significant intercompany balances and transactions are eliminated in the consolidated financial statements.

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

INVESTMENTS AVAILABLE FOR SALE - The Company determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held to maturity or as trading, are classified as available-for-sale, and are carried at fair value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in the Consolidated Statements of Comprehensive Income. The fair value of securities is determined using quoted market prices. At December 31, 2020, no investments were held for trading purposes or classified as held to maturity.

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

The Company recorded depreciation and depletion expenses for fiscal year 2020, 2019 and 2018, of $5,766,000, $5,784,000 and $5,709,000, respectively.

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

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact are discussed in Note 7.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. The Company is not a significant lessee. Lessors will account for leases using an approach that is substantially equivalent to existing accounting standards. The Company's existing leases will continue to be classified as operating leases. Leases entered into after the effective date of the new standard may be classified as operating or sales-type leases, based on specific classification criteria. Operating leases will continue to have a similar pattern of recognition as under current GAAP. Sales-type lease accounting, however, will result in the recognition of selling profit at lease commencement, with interest income recognized over the life of the lease. The new standard also includes a change to the treatment of internal leasing costs and legal costs, which can no longer be capitalized. Only incremental costs of a lease that would not have been incurred if the lease had not been obtained may be deferred as initial direct costs. The new standard also requires lessors to exclude from variable payments certain lessor costs, such as real estate taxes, that the lessor contractually requires the lessee to pay directly to a third party on its behalf. The new standard requires our expected credit loss related to the collectability of lease receivables to be reflected as an adjustment to the line item Lease Revenue. For the year ended December 31, 2020, the credit loss related to the collectibility of lease receivables was recognized in the line item Operating expenses and was not significant. Additionally, the new standard requires lessors to allocate the consideration in a contract between the lease component (right to use an underlying asset) and non-lease component (transfer of a good or service that is not a lease). However, lessors are provided with a practical expedient, elected by class of underlying asset, to account for lease and non-lease components of a contract as a single lease component if certain criteria are met. The terms of the Company's leases generally provide that the Company is entitled to receive reimbursements from tenants for operating expenses such as real estate taxes, insurance and common area maintenance, in addition to the base rental payments for use of the underlying asset. Under the new standard, common area maintenance is considered a nonlease component of a lease contract, which would be accounted for under Topic 606. However, the Company will apply the practical expedient to account for its lease and non-lease components as a single, combined operating lease component. While the timing of recognition should remain the same, the Company is no longer presenting reimbursement revenue from tenants separately in our Consolidated Statements of Income beginning January 1, 2019. The new standard along with the adoption of ASU No. 2018-11, Leases - Targeted Improvements which the FASB issued in July 2018, was adopted effective January 1, 2019 and we have elected to use January 1, 2019 as our date of initial application. We elected the package of practical expedients permitted under the transition guidance within the new standard. By adopting these practical expedients, we were not required to reassess (1) whether an existing contract meets the definition of a lease; (2) the lease classification for existing leases; or (3) costs previously capitalized as initial direct costs. The adoption of this guidance did not have a material impact on our financial statements.

2.	Investments in Joint Ventures.

Brooksville. In 2006, the Company entered into a Joint Venture Agreement with Vulcan Materials Company to jointly own and develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine a portion of the property until 2032 and pay royalties to the Company. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP and $3,018,000 for one-half of the acquisition costs of the 288-acre contiguous parcel. The joint venture is jointly controlled by Vulcan and FRP. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to the Company. Other income for the year ended December 31, 2020 includes a loss of $39,000 representing the Company’s portion of the loss of this joint venture.

BC FRP Realty (Windlass Run). In 2016, the Company entered into an agreement with a Baltimore development company (St. John Properties, Inc.) to jointly develop the remaining lands of our Windlass Run Business Park. The 50/50 partnership initially calls for FRP to combine its 25 acres (valued at $7,500,000) with St. John Properties’ adjacent 10 acres fronting on a major state highway (valued at $3,239,536) which resulted in an initial cash distribution of $2,130,232 to FRP in May 2016. Thereafter, the venture will jointly develop the combined properties into a multi-building business park to consist of approximately 329,000 square feet of single-story office space. On September 28, 2017 BC FRP Realty, LLC obtained $17,250,000 of construction financing commitments for 4 buildings through September 15, 2022 from BB&T at 2.5% over Daily 1 Month LIBOR. The balance outstanding on these loans at December 31, 2020 was $12,127,000.

RiverFront Holdings II, LLC. On May 4, 2018, the Company and MRP formed a partnership to develop Phase II of our

RiverFront on the Anacostia project and closed on construction financing with Eagle Bank. The Company has contributed its land with an agreed value of $16.3 million (cost basis of $4.6 million) and $6.2 million of cash. MRP contributed capital of $5.6 million to the partnership including development costs paid prior to the formation of the partnership and a $725,000 development fee. The Company further agreed to fund $13.75 million preferred equity financing at 7.5% interest rate all of which has been advanced. The Company records interest income for this loan and a loss in equity in ventures for our 80% equity in the partnership. The loan from Eagle Bank allows draws of up to $71 million during construction at an interest rate of 3.25% over Daily 1 Month LIBOR. The loan is interest only and matures in 36 months with a 12-month extension assuming completion of construction and at least one occupancy. There is a provision for an additional 60 months extension with a 30-year amortization of principal at 2.15% over seven-year US Treasury Constant if NOI is sufficient for a 9% yield. The loan balance at December 31, 2020 was $65,070,000. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period as MRP acts as the administrative agent of the joint venture and oversees and controls the day to day operations of the project.

Bryant Street Partnerships. On December 24, 2018 the Company and MRP formed four partnerships to purchase and develop approximately five acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $32 million in exchange for a 61.36% common equity in the partnership. The Company also contributed cash of $23 million as preferred equity financing at 8.0% interest rate. The Company records interest income for this loan and a loss in equity in ventures for our 61.36% equity in the partnership. On March 13, 2019 the partnerships closed on a construction loan with a group of lenders for up to $132 million at an interest rate of 2.25% over Daily 1 Month LIBOR. The loan matures March 13, 2023 with up to two extensions of one year each upon certain conditions including, for the first, a debt service coverage of at least 1.10 and a loan-to-value that does not exceed 65% and for the second, a debt service coverage of 1.25 and a maximum loan-to-value of 65%. Borrower may prepay a portion of the unpaid principal to satisfy such tests. The loan balance at December 31, 2020 was $74,923,000. The Company and MRP guaranteed $26 million of the loan in exchange for a 1% lower interest rate. The Company and MRP have a side agreement limiting the Company’s guarantee to its proportionate ownership. The value of the guarantee was calculated at $1.9 million based on the present value of the 1% interest savings over the anticipated 48 month term. This amount is included as part of the Company’s investment basis and is amortized to expense over the 48 months. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting as all the major decisions are shared equally.

Hyde Park. On January 27, 2018 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Essexshire now known as “Hyde Park.” We have committed up to $3.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which the Company is also entitled to a portion of proceeds from sale. Entitlements for the development of the property are complete, a homebuilder is under contract to purchase all of the 126 recorded building lots. The first phase of settlement occurred in May 2020, resulting in a $2.67 million principal and interest payment, with subsequent payments of $1.13 million in principal and interest payments in the third quarter.

DST Hickory Creek. In July 2019, the Company invested $6 million in 1031 proceeds from two sales in 2019 into a Delaware Statutory Trust (DST) known as CS1031 Hickory Creek Apartments, DST.  The Company is 26.65% beneficial owner and receives monthly distributions. The DST owns a 294-unit garden-style apartment community consisting of 19 three-story apartment buildings containing 273,940 rentable square feet on approximately 20.4 acres of land.  The property was constructed in 1984 and substantially renovated in 2016.  The DST purchased the property in April, 2019 for $45,600,000 with ten-year financing obtained for $29,672,000 at 3.74% with a 30-year amortization period, interest only for five years. The Company’s equity interest in the trust is accounted for under the cost method because we don’t have significant influence over the operating and financial policies. Monthly distributions are recorded as equity in gain or loss of joint ventures. Distributions of $339,000 were received in 2020.

Amber Ridge. On June 26, 2019 the Company entered into a loan agreement with a Baltimore developer to be the principal capital source of a residential development venture in Prince Georges County, Maryland known as “Amber Ridge.” We have committed up to $18.5 million in exchange for an interest rate of 10% and a preferred return of 20% after which the Company is also entitled to a portion of proceeds from sale. This project will hold 187 single-family town homes. We are currently pursuing entitlements and have two homebuilders under contract to purchase all of the 187 units upon completion of development infrastructure.

1800 Half Street. On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and the Maren. It lies directly between our two acres on the Anacostia currently under lease to Vulcan and Audi Field, the home stadium of the DC United. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed cash of $37.3 million. MRP will contribute the remainder of its equity in 2020. The land was acquired in two pieces over the first half of 2020. On June 26, 2020 the partnership closed on a construction loan with Truist Bank for up to $74 million at an interest rate of 2.25% over Daily 1 Month LIBOR. The loan matures June 26, 2024 with one extension of two years requiring a .25% fee, paying principal monthly under a 30-year amortization schedule, and meeting a 9.9% debt yield after the first year. The ten-story structure will have 344 apartments and 11,246 square feet of ground floor retail. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting because all major decisions are shared equally.

Greenville/Woodfield Partnerships. On December 23, 2019 the Company and Woodfield Development formed a joint venture to develop a mixed-use project in Greenville SC known as .408 Jackson located across the street from Greenville’s minor league baseball stadium. The project will hold 227 multifamily units and 4,700 square feet of retail space. It is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. On April 28, 2020 the partnership closed on a construction loan with First National Bank of Pennsylvania for up to $36 million at an interest rate of 2.00% over Daily 1 Month LIBOR.  The loan matures on April 28, 2025 and the payment terms are interest only through April 28, 2024 and fixed principal payments of $17,765 plus interest through April 28, 2025 when all unpaid principal is due. There is an option of one extension of two years requiring a .1% fee, maintaining a 1.20 to 1 Debt Service Coverage Ratio, the Loan is free from utstanding default events and the appraisal value is 60% of the loan amount. If extension is accepted principal payments of $17,765 plus interest will continue until maturity when all unpaid principal is due. The Company contributed cash of $9.7 million in exchange for a 40% common equity in the joint venture. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members.

On December 23, 2019 the Company and Woodfield formed a joint venture to develop a 200-unit multifamily apartment project located at 1430 Hampton Avenue, Greenville, SC. The project is located in an Opportunity Zone, which provides tax benefits in the new communities’ development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed $6.2 million in exchange for a 40% common equity in the joint venture. On February 14, 2020, Woodfield Riverside OZB, LLC closed on a construction loan with Truist Bank for up to $22.8 million at an interest rate of 2.25% over Daily 1 Month LIBOR. When the Certificate of Occupancy is received, the interest rate reduces to 2.05% over Daily 1 Month LIBOR.  The loan matures February 10, 2024 with two 1 year extension options after initial 48 month term amortizing payments over 30 years, and meeting Debt Service Coverage Ratio of not less than 1.25 to 1.0. The loan balance at December 31, 2020 was $1,914,000. The Company’s equity interest in the joint venture is accounted for under the equity method of accounting through the construction and lease up period. Woodfield personally guaranteed the loan and will be managing the projects day to day operations. Major decisions for the entity must be made unanimously between both members.

Investments in Joint Ventures (in thousands):

					The
					Company's
					Share of Profit
	Common	Total	Total Assets of	Profit (Loss)	(Loss) of the
	Ownership	Investment	The Partnership	Of the Partnership	Partnership (1)

As of December 31, 2020
Brooksville Quarry, LLC	50.00%	$7,499	14,347	(78)	(39)
BC FRP Realty, LLC	50.00%	5,184	22,747	(411)	(207)
RiverFront Holdings II, LLC	80.00%	23,533	108,538	(4,573)	(3,907)
Bryant Street Partnerships	61.36%	60,159	173,814	(836)	(2,130)
Hyde Park		591	591	—	—
DST Hickory Creek	26.65%	6,000	47,761	(367)	339
Amber Ridge Loan		10,026	10,026	—	—
1800 Half St. Owner, LLC	61.37%	37,875	54,275	158	164
Greenville/Woodfield Partnerships	40.00%	16,204	46,457	182	90
Total		$167,071	478,556	(5,925)	(5,690)

As of December 31, 2019
Brooksville Quarry, LLC	50.00%	$7,499	14,316	(84)	(42)
BC FRP Realty, LLC	50.00%	5,391	22,969	(1,114)	(591)
RiverFront Holdings II, LLC	80.00%	25,975	88,235	(95)	(871)
Bryant Street Partnerships	61.36%	58,353	96,477	260	(573)
Hyde Park		3,492	3,492	—	—
DST Hickory Creek	26.65%	6,000	49,369	(168)	123
Amber Ridge Loan		509	509	—	—
1800 Half St. Owner, LLC	59.73%	37,314	40,161	—	—
Greenville/Woodfield Partnerships	40.00%	15,919	19,214	—	—
Total		$160,452	334,742	(1,201)	(1,954)

(1): RiverFront Holdings II, LLC includes $286,000 in 2020 and $788,000 in 2019 for the Company’s share of preferred interest. Bryant Street Partnerships includes $1,146,000 in 2020 and $444,000 in 2019 for the Company’s share of preferred interest and $471,000 in 2020 and $373,000 in 2019 for amortization of guarantee liability related to the Bryant Street loan.

The Company’s Investments in Joint Ventures as of December 31, 2020 are summarized in the following two tables (in thousands):

	As of December 31, 2020					Total
	RiverFront	Bryant Street	DST Hickory	1800 Half St.	Greenville/	Apartment/
	Holdings II, LLC	Partnership	Creek	Partnership	Woodfield	Mixed Use

Investments in real estate, net	$105,737	173,560	45,379	37,452	42,668	$404,796
Cash and cash equivalents	2,626	111	1,202	14,011	3,554	21,504
Unrealized rents & receivables	13	58	775	2	0	848
Deferred costs	162	85	405	2,810	235	3,697
Total Assets	$108,538	173,814	47,761	54,275	46,457	$430,845

Secured notes payable	$64,982	72,471	29,291	0	1,776	$168,520
Other liabilities	4,189	22,952	107	1,953	4,774	33,975
Capital - FRP	34,667	58,559	4,894	37,466	15,963	151,549
Capital - Third Parties	4,700	19,832	13,469	14,856	23,944	76,801
Total Liabilities and Capital	$108,538	173,814	47,761	54,275	46,457	$430,845

	As of December 31, 2020
	Brooksville	BC FRP		Amber Ridge	Apartment/	Grand
	Quarry, LLC	Realty, LLC	Hyde Park	Loan	Mixed Use	Total

Investments in real estate, net.	$14,287	22,067	591	10,026	404,796	$451,767
Cash and cash equivalents	55	90	0	0	21,504	21,649
Unrealized rents & receivables	0	254	0	0	848	1,102
Deferred costs	5	336	0	0	3,697	4,038
Total Assets	$14,347	22,747	591	10,026	430,845	$478,556

Secured notes payable	$0	12,370	0	0	168,520	$180,890
Other liabilities	28	123	0	0	33,975	34,126
Capital - FRP	7,499	5,127	591	10,026	151,549	174,792
Capital - Third Parties	6,820	5,127	0	0	76,801	88,748
Total Liabilities and Capital	$14,347	22,747	591	10,026	430,845	$478,556

The Company’s capital recorded by the unconsolidated Joint Ventures is $7,778,000 more than the Investment in Joint Ventures reported in the Company’s consolidated balance sheet due to the lower basis in property contributed.

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

The amount of consolidated retained earnings for these joint ventures was $(8,278,000) and $(4,127,000) as of December 31, 2020 and December 31, 2019, respectively.

The income statements of RiverFront Holdings II, LLC are as follows (in thousands):

	RiverFront	RiverFront	RiverFront	RiverFront
	Holdings II, LLC.	Holdings II, LLC.	Holdings II, LLC.	Holdings II, LLC.
	Total JV	Company Share	Total JV	Company Share
Maren	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2020	2019	2019
Revenues:
Rental Revenue	$2,825	$2,260	$—	$—
Revenue – other	233	186	—	—
Total Revenues	3,058	2,446	—	—

Cost of operations:
Depreciation and amortization	2,432	1,946	—	—
Operating expenses	1,795	1,435	95	76
Property taxes	331	265	—	—
Total cost of operations	4,558	3,646	95	76

Total operating profit	(1,500)	(1,200)	(95)	(76)
Interest expense	(3,073)	(2,707)	—	(795)

Net loss before tax	(4,573)	(3,907)	(95)	(871)

The income statements of the Bryant Partnerships are as follows (in thousands):

	Bryant Street	Bryant Street
	Partnerships	Partnerships
	Total JV	Company Share
Bryant	Year ended	Year ended
	December 31,	December 31,
	2020	2020
Revenues:
Rental Revenue	$—	$—
Revenue – other	5	3
Total Revenues	5	3

Cost of operations:
Depreciation and amortization	184	113
Operating expenses	483	297
Property taxes	17	10
Total cost of operations	684	420

Total operating profit	(679)	(417)
Interest expense	(157)	(1,713)

Net loss before tax	(836)	(2,130)

3.	Related Party Transactions.

The Company is a party to a Transition Services Agreement which resulted from our January 30, 2015 spin-off of Patriot Transportation Holding, Inc. (Patriot). The Transition Services Agreement sets forth the terms on which Patriot will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain employees and executive officers. The boards of the respective companies amended and extended this agreement for one year effective April 1, 2020.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $1,305,000 and $1,389,000 for 2020 and 2019, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as part of corporate expenses.

To determine these allocations between FRP and Patriot as set forth in the Transition Services Agreement, we employ an allocation method to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations, but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis.

4.	Debt.

Debt is summarized as follows (in thousands):

	December 31,	December 31,
	2020	2019
Revolving credit agreements	$—	—
Riverfront permanent loan	89,964	88,925
	89,964	88,925
Less portion due within one year	—	—
	$89,964	88,925

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to December 31, 2020 is: 2021 - $127,000; 2022 - $1,556,000; 2023 - $1,622,000; 2024 - $1,690,000; 2025 and subsequent years - $84,969,000.

On February 6, 2019, the Company entered into a First Amendment to the 2015 Credit Agreement (the “Credit Agreement”) with Wells Fargo Bank, N.A. (“Wells Fargo”), effective February 6, 2019. The Credit Agreement modifies the Company’s prior Credit Agreement with Wells Fargo dated January 30, 2015. The Credit Agreement establishes a five-year revolving credit facility with a maximum facility amount of $20 million. The interest rate under the Credit Agreement will be a maximum of 1.50% over Daily 1 Month LIBOR, which may be reduced quarterly to 1.25% or 1.0% over Daily 1 Month LIBOR if the Company meets a specified ratio of consolidated debt to consolidated total capital, as defined which excludes FRP Riverfront. A commitment fee of 0.25% per annum is payable quarterly on the unused portion of the commitment but the amount may be reduced to 0.20% or 0.15% if the Company meets a specified ratio of consolidated total debt to consolidated total capital. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants. As of December 31, 2020, there was no debt outstanding on this revolver, $448,000 outstanding under letters of credit and $19,552,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The letter of credit fee is 1% and applicable interest rate would have been 1.14675% on December 31, 2020. The credit agreement contains certain conditions and financial covenants, including a minimum tangible net worth and dividend restriction. As of December 31, 2020, these covenants would have limited our ability to pay dividends to a maximum of $228 million combined. The Company was in compliance with all covenants as of December 31, 2020.

On November 17, 2017, Riverfront Holdings I, LLC (the "Joint Venture") refinanced the Dock 79 project pursuant to a

Loan Agreement and Deed of Trust Note entered into with EagleBank ("Loan Documents"). The Joint Venture, which was formed between the Company and MRP in 2014 in connection with the development of the Riverfront on the Anacostia property, borrowed a principal sum of $90,000,000 in connection with the refinancing. The loan is secured by the Dock 79 real property and improvements, bears a fixed interest rate of 4.125% per annum and has a term of 120 months. During the first 48 months of the loan term, the Joint Venture will make monthly payments of interest only, and thereafter, make monthly payments of principal and interest in equal installments based upon a 30-year amortization period. The loan is a non-recourse loan. However, all amounts due under the Loan Documents will become immediately due upon an event of default by the Joint Venture, such events including, without limitation, Joint Venture's (i) failure to: pay, permit inspections or observe covenants under the Loan Documents, (ii) breach of representations made under the Loan Documents (iii) voluntary or involuntary bankruptcy, and (iv) dissolution, or the dissolution of the guarantor. MRP has executed a carve-out guaranty in connection with the loan.

Debt cost amortization of $1,039,000 was recorded in 2020 (including $902,000 due to accelerated amortization of deferred loan fees at Dock 79 in anticipation of early refinancing in the first quarter of 2021). During 2020 and 2019, the Company capitalized interest costs of $3,762,000 and $2,889,000, respectively.

5.	Leases.

At December 31, 2020, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$35,093
Commercial property	61,823
96,916
less accumulated depreciation and depletion	14,813
$82,103

The minimum future straight-lined rentals due the Company on noncancelable leases as of December 31, 2020 are as follows: 2021 - $10,082,000; 2022 - $3,806,000; 2023 - $3,295,000; 2024 - $3,239,000; 2025 - $3,183,000; 2026 and subsequent years $13,444,000.

6.	Earnings per Share.

The following details the computations of the basic and diluted earnings per common share (in thousands, except per share amounts):

	Years Ended December 31
	2020	2019	2018
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	9,580	9,883	10,040

Common shares issuable under share
based payment plans which are
potentially dilutive	29	43	65

Common shares used for diluted
earnings per common share	9,609	9,926	10,105

Income from continuing operations	$11,722	8,822	959
Discontinued operations	$—	6,856	122,129
Net income attributable to the Company	$12,715	16,177	124,472

Basic earnings per common share:
Income from continuing operations	$1.22	0.89	0.10
Discontinued operations	$—	0.69	12.16
Net income attributable to the Company	$1.33	1.64	12.40

Diluted earnings per common share
Income from continuing operations	$1.22	0.89	0.09
Discontinued operations	$—	0.69	12.09
Net income attributable to the Company	$1.32	1.63	12.32

For 2020 and 2019, 53,545 and 19,950 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

During 2020 the Company repurchased 510,145 shares at an average cost of $41.78. During 2019 the Company repurchased 169,251 shares at an average cost of $48.51. During 2018 the Company repurchased 121,817 shares at an average cost of $47.06.

7.	Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2006 Stock Incentive Plan and the 2016 Equity Incentive Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2016 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 439,248 at December 31, 2020.

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

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

	Years Ended December 31,
	2020	2019	2018
Stock option grants	$92	112	607
Restricted stock awards granted in 2020	250	—	—
Employee stock grant	530	—	—
Unrestricted employee stock award	—	50	—
Annual director stock award	500	70	1,055
	$1,372	232	1,662

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)
Outstanding at
January 1, 2018	174,510	$28.70	6.0	$1,901
Granted	29,260	$45.97		$427
Exercised	(56,232)	$25.17		$(546)
Outstanding at
December 31, 2018	147,538	$33.48	6.7	$1,782
Exercised	(15,034)	$30.42		$(151)
Outstanding at
December 31, 2019	132,504	$33.82	5.8	$1,631
Exercised	(12,415)	$19.23		$(100)
Outstanding at
December 31, 2020	120,089	$35.33	5.3	$1,531
Exercisable at
December 31, 2020	107,741	$34.12	5.0	$1,327
Vested during
twelve months ended
December 31, 2020	5,967			$94

The following table summarizes information concerning stock options outstanding at December 31, 2020:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$37.26 - $45.97	12,348	$45.93	7.9	Years

Exercisable:
$16.71 - $24.75	14,100	16.72	.9
$24.76 - $37.25	35,854	26.24	3.3
$37.26 - $45.97	57,787	43.25	7.0
	107,741	$34.12	5.0	Years
Total	120,089	$35.33	5.3	Years

The aggregate intrinsic value of exercisable in-the-money options was $1,239,000 and the aggregate intrinsic value of outstanding in-the-money options was $1,240,000 based on the market closing price of $45.55 on December 31, 2020 less exercise prices.

The unrecognized compensation cost of options granted to FRP employees but not yet vested as of December 31, 2020 was $198,000, which is expected to be recognized over a weighted-average period of 2.9 years.

Gains of $312,000 were realized by option holders during the year ended December 31, 2020.

A summary of changes in restricted stock awards is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	Of	Exercise	Remaining	Grant Date
Restricted stock	Shares	Price	Term (yrs)	Fair Value(000's)

Outstanding at January 1, 2020	0
Granted	20,520	$46.30		$950
Outstanding at December 31, 2020	20,520	$46.30	3.4	$950

Total compensation cost of restricted stock granted but not yet vested as of December 31, 2020 was $700,000 which is expected to be recognized over a weighted-average period of 3.6 years.

8.	Income Taxes.

The provision for income tax expense included in the financial statements (in thousands):

	Years Ended December 31,
	2020	2019	2018
Included in Net income:
Continuing operations	$3,207	2,962	524
Discontinued operations	-	2,542	45,286
	3,207	5,504	45,810
Comprehensive income	(92)	602	(275)

Total tax expense	$3,115	6,106	45,535

The provision for income taxes (income tax benefit) consists of the following (in thousands):

	Year Ended December 31,
	2020	2019	2018
Current:
Federal	$(2,667)	(8,225)	28,512
State	(213)	(7,799)	15,024
	(2,880)	(16,024)	43,536
Deferred	5,995	22,130	1,999

Total	$3,115	6,106	45,535

The deferred taxes in 2020 are primarily related to the bonus depreciation on property placed in service. Current taxes in 2020 were favorably impacted by $1,100,000 due to a carryback of our 2020 tax net operating loss to fiscal 2016 when the federal tax rate was 35%. Current income tax expense in 2019 includes a $13,797,000 provision to return adjustment related to the deferral of current federal and state taxes due in connection with $50 million additional Opportunity Zone investment funds invested in June of 2019 but applied to the 2018 returns. In addition, 2019 includes an additional deferral reduction of $4,213,000 of current state taxes related to the $55 million Opportunity Zone investment in December of 2018 which were deferred rather than our prior 2018 tax position that the state taxes would not conform to the federal treatment. The aggregate of the provision to return adjustments in 2019 of $18 million offset current tax provision of $2 million absent these adjustments for a net current tax benefit of $16 million. 2018 included $44.6 million in tax expense related to discontinued operations as a result of the taxes related to the gain on sale of our warehouses.

As of December 31, 2020 the company has deferred taxes of approximately $31 million associated with $112 million of gains on sales reinvested through Opportunity Zone investments. These taxes are deferred until the earlier of the sale of the related investments or December 31, 2026 and 10% of gains are excluded from tax once the investments are held five years plus an additional 5% is excluded at seven years.

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	Year Ended December 31
	2020	2019	2018
Amount computed at statutory
Federal rate	$3,226	5,006	35,351
State income taxes (net of Federal
income tax benefit)	1,048	1,623	10,186
Carryback of net operating loss	(1,100)	-	-
Other, net	(59)	(523)	(2)
Provision for income taxes	$3,115	6,106	45,535

In this reconciliation, the category “Other, net” consists of permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest paid and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities are presented below (in thousands):

	December 31,
	2020	2019	2018
Deferred tax liabilities:
Property and equipment	$56,314	49,932	28,329
Depletion	708	718	721
Unrealized rents	27	27	52
Prepaid expenses	50	76	38
Gross deferred tax liabilities	57,099	50,753	29,140
Deferred tax assets:
Employee benefits and other	993	642	1,159
Gross deferred tax assets	993	642	1,159
Net deferred tax liability	$56,106	50,111	27,981

The Company has no unrecognized tax benefits.

FRP tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of December 31, 2020, the earliest tax year that remains open for audit is 2015. Our effective income tax expense may vary, possibly materially, due to projected effective state tax rates.

9.	Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $43,000 in 2020 and $35,000 in 2019.

The Company has a deferred compensation plan, the Management Security Plan (MSP) for our President. The accruals for future benefits are based upon actuarial assumptions. Life insurance on his life has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for 2020 and 2019, was $2,000 and ($14,000), respectively. The accrued benefit under this plan as of December 31, 2020 and December 31, 2019 was $1,252,000 and $1,424,000, respectively.

10.	Business Segments.

The Company is reporting its financial performance based on four reportable segments, Asset Management, Mining Royalty Lands, Development and Stabilized Joint Venture, as described below.

The Asset Management segment owns, leases and manages commercial properties. The flex/office warehouses in the Asset Management Segment were sold and reclassified to discontinued operations leaving only two commercial properties and one recent industrial acquisition, Cranberry Run Business Park, which we purchased in 2019. In July 2020 we sold our property located at 1801 62nd Street, our most recent spec building in Hollander Business Park, which had joined Asset Management April 1, 2019.

Our Mining Royalty Lands segment owns several properties comprising approximately 15,000 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials).  Other than one location in Virginia, all of these properties are located in Florida and Georgia.

Through our Development segment, we own and are continuously assessing for their highest and best use for several parcels of land that are in various stages of development.  Our overall strategy in this segment is to convert all of our non-income producing lands into income production through (i) an orderly process of constructing new buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties. Additionally, our Development segment will form joint ventures on new developments of land not previously owned by the Company.

The Stabilized Joint Venture segment includes joint ventures which own, lease and manage buildings that have met our initial lease up criteria. One of our two joint ventures in the segment, Riverfront Investment Partners I, LLC (“Dock 79”) is consolidated. The ownership of Dock 79 attributable to our partner MidAtlantic Realty Partners, LLC (MRP) is reflected on our consolidated balance sheet as a noncontrolling interest. Such noncontrolling interests are reported on the Consolidated Balance Sheets within equity but separately from shareholders' equity. On the Consolidated Statements of Income, all of the revenues and expenses from Dock 79 are reported in net income, including both the amounts attributable to the Company and the noncontrolling interest. The amounts of consolidated net income attributable to the noncontrolling interest is clearly identified on the accompanying Consolidated Statements of Income.

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

Operating results and certain other financial data for the Company’s business segments are as follows (in thousands):

	Years Ended December 31,
	2020	2019	2018
Revenues:
Asset management	$2,747	2,190	2,309
Mining royalty lands	9,477	9,438	8,139
Development	1,152	1,164	1,206
Stabilized Joint Venture	10,207	10,964	10,368
	$23,583	23,756	22,022
Operating profit:
Before corporate expenses:
Asset management	$907	196	1,051
Mining royalty lands	8,629	8,690	7,504
Development	(2,576)	(2,817)	(2,104)
Stabilized Joint Venture	1,685	2,243	(537)
Operating profit before corporate expenses	8,645	8,312	5,914
Corporate expenses:
Allocated to asset management	(909)	(646)	(153)
Allocated to mining royalty lands	(288)	(169)	(214)
Allocated to Development	(2,108)	(1,581)	(1,984)
Allocated to Stabilized Joint Venture	(206)	(160)	(393)
Unallocated	—	—	(1,208)
	(3,511)	(2,556)	(3,952)
	$5,134	5,756	1,962

Interest expense	$1,100	1,054	3,103

Depreciation, depletion and amortization:
Asset management	$652	708	540
Mining royalty lands	218	177	198
Development	214	214	228
Stabilized Joint Venture	4,744	4,756	6,932
	$5,828	5,855	7,898
Capital expenditures:
Asset management	$924	9,487	335
Mining royalty lands	—	—	—
Development	16,547	631	6,396
Stabilized Joint Venture	73	316	563
	$17,544	10,434	7,294

Identifiable net assets at end of period:
Asset management	$11,172	18,468	10,593
Discontinued operations	—	—	3,224
Mining royalty lands	37,387	38,409	37,991
Development	196,212	179,357	119,029
Stabilized Joint Venture	130,472	133,956	138,206
Investments available for sale at fair value	75,609	137,867	165,212
Cash items	74,105	26,793	22,749
Unallocated corporate assets	11,403	3,298	8,484
	$536,360	538,148	505,488

11.	Fair Value Measurements.

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

At December 31, 2020 the Company was invested in 32 corporate bonds with individual maturities ranging from 2021 through 2022. The unrealized gain on these bonds of $677,000 was recorded as part of comprehensive income and was based on the estimated market value by National Financial Services, LLC (“NFS”) obtained from sources that may include pricing vendors, broker/dealers who clear through NFS and/or other sources (Level 2). The Company recorded a realized gain of $298,000 in its net investment income related to bonds that were sold in 2020. The amortized cost of the investments was $74,932,000 and the carrying amount and fair value of such bonds were $75,609,000 as of December 31, 2020.

At December 31, 2020 and 2019, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company’s other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2020, the carrying amount and fair value of such other long-term debt was $89,964,000 and $96,187,000, respectively. At December 31, 2019, the carrying amount and fair value of such other long-term debt was $88,925,000 and $93,065,000, respectively.

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

The Company executed a letter of intent with MRP in May 2016 to develop Phase II of the Riverfront on the Anacostia project and recorded an estimated environmental remediation expense of $2.0 million for the Company’s estimated liability under the proposed agreement. The Company substantially completed the remediation and reduced the estimated liability in the quarter ending September 30, 2018 by $465,000 and further reduced the liability $92,000 to zero in 2020. The Company has no obligation to remediate any known contamination on Phases III and IV of the development until such time as it makes a commitment to commence construction on each phase.

13.	Commitments.

The Company, at December 31, 2020, had entered into various contracts to develop and maintain real estate with remaining commitments totaling $6,177,000.

14.	Concentrations.

The mining royalty lands segment has a total of five tenants currently leasing mining locations and one lessee that accounted for 32% of the Company’s consolidated revenues during 2020 and $285,000 of accounts receivable at December 31, 2020.  The termination of these lessees’ underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with Wells Fargo Bank and First Horizon Bank.  At times, such amounts may exceed FDIC limits.

15.	Unusual or Infrequent Items Impacting Quarterly Results.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million.

Provision for income taxes in the fourth quarter of 2020 was favorably impacted by $1,100,000 due to a carryback of our 2020 tax net operating loss to fiscal 2016 when the federal tax rate was 35%.

16.	Intangible Assets.

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

CRANBERRY RUN BUSINESS PARK – The Company will recognize the amortization related to the Cranberry Run Business Park intangible assets according to the following schedule (in thousands):

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

The gross amounts and accumulated amortization of identifiable intangible assets are as follows (in thousands):

	December 31, 2020		December 31, 2019
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
In-place leases (useful life 0-8 years)	$4,910	4,852	4,910	4,806
Above Market leases (useful life 5 years)	-	-	-	-
	$4,910	4,852	4,910	4,806

17.	Discontinued Operations.

On May 21, 2018, the Company completed the disposition of 40 industrial warehouse properties and three additional land parcels to an affiliate of Blackstone Real Estate Partners VIII, L.P. for $347.2 million. One warehouse property valued at $11.7 million was excluded from the sale due to the tenant exercising its right of first refusal to purchase the property. On June 28, 2019, the Company completed the sale of the excluded property to the same buyer for $11.7 million. These properties comprised substantially all the assets of our Asset Management segment and have been reclassified as discontinued operations for all periods presented. The results of operations associated with discontinued operations for the years ended December 31, 2019 and 2018 were as follows (in thousands):

	Years Ended December 31,
	2019	2018

Lease Revenues	$460	12,098

Cost of operations:
Depreciation, depletion and amortization	17	3,161
Operating expenses	248	1,742
Property taxes	41	1,286
Management company indirect	—	1,360
Corporate expenses	—	1,462
Total cost of operations	306	9,011

Total operating profit	154	3,087

Interest expense	—	(587)
Gain on sale of buildings	9,244	164,915

Income before income taxes	9,398	167,415
Provision for (benefit from) income taxes	2,542	45,286

Income from discontinued operations	$6,856	122,129

The components of the balance sheet are as follows (in thousands):

December 31
Assets:	2018
Real estate investments at cost:
Land	$546
Buildings and improvements	3,315
Projects under construction	—
Total investments in properties	3,861
Less accumulated depreciation and depletion	2,374
Net investments in properties	1,487

Accounts receivable, net	910
Unrealized rents	473
Deferred costs	354
Other assets	—
Assets of discontinued operations	$3,224

Liabilities:
Secured notes payable, current portion	$—
Secured notes payable, less current portion	—
Accounts payable and accrued liabilities	205
Deferred revenue	45
Tenant security deposits	38
Liabilities of discontinued operations	$288
53

18. Subsequent Events.

The Company has a pending transaction set to finalize in March 2021 to refinance the mortgage currently in place at Dock 79 and place permanent financing on The Maren. If completed, the $92 million loan for Dock 79 will have a term of 12 years and will reduce the interest rate on the current Dock 79 loan from 4.125% to 3.03% but will require a prepayment penalty of $900,000 on the existing $90 million loan. Under its current mortgage, Dock 79 is set to begin principal payments in November 2021. This is an interest-only loan and would defer any principal payments until at least 2033. This transaction would also secure $88 million in long-term, interest-only financing for The Maren for a term of 12 years and an interest rate of 3.03%. As a result of this transaction, the Company would also be repaid the $13.75 million in preferred equity that it supplied the joint venture along with roughly $2.3 million in accrued interest payments.

In March 2021, RiverFront II, LLC. reached stabilization meaning 90% of the individual apartments had been leased and occupied by third party tenants. Upon reaching stabilization, the Company has, for a period of one year, the exclusive right to (i) cause the joint venture to sell the property or (ii) cause the Company’s and MRP’s percentage interests in the joint venture to be adjusted so as to take into account the contractual payouts assuming a sale at the value of the development at the time of this “Conversion election”. The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning March 2021, the Company will consolidate the assets (at fair value), liabilities and operating results of the joint venture. The consolidation will result in a gain on remeasurement and prospective adjustment of the percentage ownership based upon the profit sharing arraignment.

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

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2020.

The Company's independent auditors, Hancock Askew& Co., LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company's Board of Directors, subject to ratification by our Company's shareowners. Hancock Askew & Co., LLP has audited and reported on the consolidated financial statements of FRP Holdings, Inc. The report of the independent auditors is contained in this annual report.

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

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors FRP Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involve especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Description of Matter

At December 31, 2020 the Company’s investments in real estate were $379 million including unconsolidated real estate ventures of $167 million. As explained in Note 1 to the consolidated financial statements, the Company enters into real estate investments and performs an assessment as to which method of accounting is appropriate, whether the proper accounting is to determine whether to use the cost or equity to account for an investment or whether to consolidate such investment. Note 2 to the consolidated financial statements provides a detail of unconsolidated real estate investments

Application and auditing of the accounting treatment of the Company’s real estate investments, including the process of evaluating the use of the cost or equity method of accounting or the evaluation of criteria for consolidation based on the variable interest entity (VIE) model or a voting interest entity (VOE) model, is complex and requires significant judgment. This evaluation and analysis include the determination of which party, if any, has power to direct the activities most significant to the economic performance of each real estate venture and whether the venture has sufficient equity to finance its activities without additional subordinated support. Factors considered by management in determining whether the Company has the power to direct the activities include voting rights, involvement in day-to-day capital allocation and operating decisions and the extent of the Company’s involvement in the entity.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant controls over the Company’s qualitative analysis that determines whether the Company has control over the venture, through influence, voting interest or through the presence of a variable interest in a real estate venture that would require consolidation.

For all investments in real estate ventures, our procedures include reading the operating agreements and other relevant documents and evaluating the structure and terms of the agreements and reviewing management’s evaluation of control over the entity and the applicability of the variable interest model as compared to the voting interest model. We evaluate management’s determination of whether the investee has sufficient equity to finance its activities without additional subordinated financial support and whether the equity holders lack the characteristics of a controlling financial interest. We consider management’s determination on whether the Company is the primary beneficiary or has a controlling financial interest that should be considered. We take into consideration evidence obtained in other areas of the audit, such as review of board minutes and status of the projects development to determine if any reconsideration of the findings is necessary.

/s/ Hancock Askew & Co., LLP

We have served as the Company’s auditor since 2006.

Savannah, Georgia

March 19, 2021

DIRECTORS AND OFFICERS

Directors

John D. Baker II (1)

Chief Executive Officer of the Company

Charles E. Commander III (2)(3)

Retired Partner

Foley & Lardner

H. W. Shad III (2)(4)

Retired Owner, Bozard Ford Company

Martin E. Stein, Jr. (3)(4)

Executive Chairman of Regency Centers Corporation

William H. Walton (2)(3)(4)

Co-Founder and Managing Member of Rockpoint Group, LLC

Margaret Wetherbee (4)

Attorney

_______________

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominating Committee

Officers

John D. Baker II

Chief Executive Officer

David H. deVilliers, Jr.

President & Chief Operating Officer

David H. deVilliers III

Executive Vice President

John D. Baker III

Chief Financial Officer & Treasurer

John D. Milton, Jr.

Executive Vice President, Secretary & General Counsel

John D. Klopfenstein

Controller and Chief Accounting Officer

FRP Holdings, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Due to the social distancing guidelines from the CDC, this year our Annual Shareholders meeting will be held virtually at 11 a.m. Eastern Daylight Time on Monday May 3, 2021. All shareholders are cordially invited to attend the Annual Shareholders meeting via a weblink titled “2021 Annual Shareholders Meeting” which will be posted on our website at www.frpdev.com under Investor Relations.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: FRPH)

Form 10-K

Shareholders may receive, without charge, a copy of FRP Holdings, Inc.’s annual report on Form 10-K for the year ended December 31, 2020 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.frpdev.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

